Form 20-F/A
period 2004-08-31
TOURNIGAN GOLD CORP
filed 2006-01-03
CIK 1271199

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-FR/A

AMENDMENT NO. 3

   [X]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to ________

Commission File Number: 0-50486

TOURNIGAN GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

Yukon, Canada

(Jurisdiction of incorporation or organization)

700 West Pender Street, #301, Vancouver, British Columbia, Canada  V6C 1G8

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                       None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                           50,456,653

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.          Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                 Item 17 xxx   Item 18 ___

Index to Exhibits on Page 97

TOURNIGAN GOLD CORPORATION

FORM 20-FR REGISTRATION STATEMENT

TABLE OF CONTENTS

Introduction                                                                 3

PART I

Item 1.    Identity of Directors, Senior Management and Advisors            12

Item 2.    Offer Statistics and Expected Timetable                          14

Item 3.    Key Information                                                  14

Item 4.    Information on the Company                                       25

Item 5.    Operating and Financial Review and Prospects                     39

Item 6.    Directors, Senior Management and Employees                       62

Item 7.    Major Shareholders and Related Party Transactions                79

Item 8.    Financial Information                                            81

Item 9.    The Offer and Listing                                            81

Item 10.   Additional Information                                           86

Item 11.   Quantitative and Qualitative Disclosures About Market Risk       93

Item 12.   Description of Securities Other Than Equity Securities           93

PART II

Item 13.   Default, Dividend Arrearages and Delinquencies                   94

Item 14.   Material Modifications to the Rights of

            Security Holders and Use of Proceeds                            94

Item 15.   Controls and Procedures                                          94

Item 16.   Reserved                                                         95

Item 16A.  Audit Committee Financial Expert                                 95

Item 16B.  Code of Ethics                                                   95

Item 16C.  Principal Accountant Fees and Services                           95

Item 16D.  Exemptions from the Listing Standards for Audit Committees       95

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers                            95

PART III

Item 17.   Financial Statements                                             96

Item 18.   Financial Statements                                             96

Item 19.   Exhibits                                                         97

Financial Statements                                                        98

Signature Page                                                             155

Exhibits                                                                   156

INTRODUCTION

Tournigan Gold Corporation is organized under the laws of Yukon, Canada.  In this Registration Statement, the “Company”, “Tournigan”, “we”, “our” and “us” refer to Tournigan Gold Corporation and our subsidiaries (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Registration Statement.  Our principal corporate offices are located at 700 West Pender Street, #301, Vancouver, British Columbia, Canada  V6C 1G8.  Our telephone number is 604-683-8320.

We file reports and other information with the Securities and Exchange Commission located at 450 Fifth Street N.W., Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  Further, we also files reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

BUSINESS OF TOURNIGAN GOLD CORPORATION

Tournigan Gold Corporation (the “Company”) is a mineral exploration company.  Its main focus is on exploring two gold projects in Europe: Curraghinalt in Northern Ireland; and Kremnica in the Slovak Republic.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-FR contains forward-looking statements. Forward-looking statements may be identified by the use of words like “plans”, “expects”, “aims”, “believes”, “projects”, “anticipates”, “intends”, “estimates”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors.  We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in Northern Ireland and the Slovak Republic, which factors are set forth in more detail in the sections entitled “Risk Factors” in Item #3D, “Business Overview” in ITEM #4B, and “Operating and Financial Review and Prospects” at ITEM #5.

GLOSSARY

Adit:  A horizontal or nearly horizontal tunnel made for exploration or mining.

Alteration zones:  portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

Andesite:  A dark-colored, fine-grained volcanic rock.

Anomalies:  deviations from uniformity or regularity in geophysical or geochemical quantities.

Anomalous values:  results of geophysical or geochemical testing which deviate from the expected or calculated value.

Archean:  rocks formed during the earliest part of Precambrian time, prior to 2,500 million years before present.

Arenaceous:  Rocks with a high sand component in their make up.

Au: Gold

Base metal:  any of the more common and more chemically active metals, e.g. lead, copper and zinc.

Bedrock conductors:  portions of consolidated earth material which offers a low resistance to the passage of an electric current.

Breccia:  Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Channel Sample:  A sample taken continuously over a specified distance.

Chromium:  A metal used for corrosion-resistant steels and whose compounds have many beautiful colors.

Cross-cut:  a mining tunnel driven perpendicular to the dominant trend of a vein or ore bearing structure.

Cut-off grade:  the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

Deposit:  A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

Diabase:  A dark-colored very fine grained and hard intrusive rock.

Diamond drill holes:  a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

Differentiated:  A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

Drive:  a mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

Dyke:  An igneous mass injected into a fissure in rock.

Electromagnetic:  of, produced by or having to do with magnetic fields associated with currents artificially or naturally maintained in the sub-surface of the earth.

Epiclastic:  Sediments consisting of weathered products of older rock.

Feasibility study:  a definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed.  The study is used to define the economic viability of a project and to support the search for project financing.

Felsic:  an igneous rock made up of light colored minerals; composed primarily of feldspar and silica.

Float:  Rock this is not outcrop and has been transported some distance from its source

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

-genic:  meaning suitable to or pertaining to, e.g. syngenetic, meaning a ore deposit formed contemporaneously with the enclosing rocks

Geochemistry:  The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

Geochemical sampling:  a mineral exploration method whereby samples of soil, stream sediments, rocks, etal. are collected in a systematic way and analyzed for a suite of elements.

Geophysical:  relating to the physical properties, e.g. magnetic, seismic,et.al. of the earth and rock materials.

Gold or Au:  A gold metallic element that is ductile and very malleable.  This precious metal has industrial applications a well as being monetary value and used in jewelry.

Gossan:  Brown to orange to red colored rocks and soil, where the color is due to weathering sulphides.

Grade:  the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

Grab Sample:  Sample of selected rock or saprolite collected at random from within a restricted area of interest.

Grid:  a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

Ground magnetic survey:  a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth’s magnetic field.  The survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

Hanging wall:  the overlying side of a fault, ore body, or mine working, in particular the wall rock above a fault or inclined vein.

Heap leach:  a relatively inexpensive processing method based on hydrometallurgical technology, whereby crushed rock is placed on an impermeable liner and is sprayed with a cyanide solution.  The resulting gold bearing liquid is collected and the gold is recovered employing conventional technologies culminating in smelting and doré production.

Hectare:  A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Heterolithic:  Composed of fragments of several different rock types.

Host rock:  a volume of rock within which the ore body occurs.

Hydrogeological studies:  studies concerning the occurrence, movement and condition of ground water.

Hydrothermal solutions:  heated water, with or without demonstrable association with igneous processes.

In-situ-resource:  a tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

IP (induced polarization):  a geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

IP survey:  systematic completion of IP on a grid over the area of interest.

Intrusive:  Rock mass formed below the earth’s surface from magma, which has intruded into a pre-existing rock mass.

Komatiite:  A volcanic rock with s distinctive texture.

Lead or Pb:  A soft, bluish metal that is ductile, heavy and acid resistant.

Limestone:  A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

Lineament:  a linear feature in the earth’s crust generally coincident with a geological fault.

Lithogeochemical:  relating to the trace element and major oxide chemistry of rocks to define alteration systems associated with mineralization.

Lithological contact:  a boundary between two different rock types.

Lode - a tabular or vein-like deposit of valuable minerals between well defined walls of rock.

Mafic:  an igneous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark colored minerals.

Mafic-ultramafic:  A dark colored intrusive rock.

Magnetic: having the property of attracting iron or steel, like a magnet.

Metamorphosed:  a term used to describe a rock mass which has been subjected to metamorphism.  Metamorphism is a geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

Metamorphism:  A natural process of heat and compression that changes rocks.

Metagabbro:  A gabbro that has been metamorphosed.

Metapyroxenite:  A pyroxenite that has been metamorphosed.

Metasediments:  sedimentary rocks, which are rocks formed out of the consolidation of sediment settled out of water, ice or air, which have been metamorphosed.

Mineralization:  the process by which a mineral or minerals, usually metals, are introduced into a rock, resulting in an economically valuable or potentially valuable deposit.  Also refers to mineral-bearing rock that has been identified by widely spaced drilling.

Mineralized material:  a mineralized volume of rock which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration.  Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Net Smelter Return:  A royalty payment made by a producer of metals based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

Nickel or Ni:  A white metallic metal, very malleable and ductile, largely used in alloys because of its corrosion resisting property.

NSR:  Net smelter return.

Ore:  rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit.

Ore body:  a continuous volume of mineralized material which may be economic and feasible to mine.

Outcrop:  Bedrock that is exposed at surface, and is not covered by soil or other material.

Overburden:  barren rock material, usually unconsolidated, overlying a mineral deposit and which must be removed prior to mining.

Palladium or Pd:  A silver-white metallic chemical element.  The metal and its alloys is used in electrical contacts, precision instruments and jewelry and as a catalyst in the chemical industry particularly for automobile exhaust systems to help control pollution.

Phanerozoic:  that part of geologic time for which, in the corresponding rocks, the evidence of life is abundant; geologic time from 570 million years ago to the present.

Phanerozoic Basin:  a general term for a depressed, Phanerozoic aged sediment filled area.

Placer mining:  the extraction of gold from loosely consolidated material, often a riverbed.

Platinum or Pt:  A silver-white metallic chemical element. It has a high melting point and is resistant to chemical attack.  The pure metal and its alloys are used in jewelry, electrical contacts, in laboratories as an acid resistant material and as an important catalyst.

Plutonic rocks:  a rock formed at considerable depth below the earth’s surface by crystallization of magma.

PGM:  Platinum group metals, which includes platinum, palladium, ruthenium, osmium, rhodium and iridium.

ppb:  Parts per billion.

ppm:  Parts per million.

Proterozoic:  Rocks formed between 1 and 2.2 billion years ago; the second oldest geological period after Archaean.

Pyrite:  A gold colored rock composed of iron and sulphur.

Pyroclastic:  Material ejected into the air from a volcanic vent.

Pyroxenite:  A dark rock composed of the mineral pyroxene.

Quartz or qtz:  A very common hard rock forming mineral, generally clear to white but can be a variety of colors.

Raking:  angle between a linear feature and the horizontal measured in the plane that contains the two.

Reserve:  that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation drilling:  a type of rotary drilling that uses a double-walled drill pipe.  Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

Reverse circulation holes:  a drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit.  The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

Saprolite:  Rock that has weathered to clay, but is in place and has not been moved by erosion or other forces.

Schist:  a metamorphic rock characterized by a well-developed parallel orientation of more than 50% of the minerals present.

Scree:  Boulders and related debris which has fallen or slid down a steep embankment, hill or cliff.

Sediments:  Rocks, which are composed of various proportions of clay, silt, sand, gravel and pebbles.

Sedimentary:  formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of deposition.

Shearing:  the resulting action from stresses that cause or tend to cause contiguous parts of a body to slide relatively to each other in a direction parallel to their plane of contact.

Shear zones:  linear areas of weakness along which a failure occurred whereby the portion of mass on one side of the area slides past the portion on the opposite side and which often form conduits for mineralizing fluids.

Silver or Ag:  A white metallic element that is ductile, malleable and capable of high polish. This precious metal has major industrial applications in photography, x-ray films, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewelry and sterling ware.

Stock:  An intrusive body that is very approximately circular and generally less than 100m to 200m across.

Stockwork: a mineral deposit in the form of a branching or interlocking network of veinlets.

Stockwork of quartz veins:  a crosscutting network of fractures filled with quartz.

Strata:  A section of a formation that consist throughout of essentially the same kind of rock.

Stratigraphy:  the arrangement of rock strata, especially as to geographic position and chronologic order of sequence.

Strike:  geological measurement of the direction of a horizontal line on the surface of the bed.

Stripping ratio:  ratio of waste to ore.

Sulphides:  A rock whose dominant component is the element sulphur.

Supracrustal rocks:  rocks that overlie the basement.  Basement is defined as a complex of undifferentiated rocks that underlies the oldest identifiable rocks in the area.

Tectonic: pertaining to the forces involved in, or the resulting structures or features of the large scale architecture of the upper part of the Earth’s crust.

Tectonized:  a rock mass that has been severally modified by folding and/or faulting.

Tertiary:  that portion of the geologic sedimentary section younger than the Cretaceous and older than the Quaternary ranging in age from approximately 55 million to 2 million years old.

Ton: Short ton (2,000 pounds).

Tonne: Metric tonne (1,000 kilograms).

Tuff:  A rock formed by volcanic fragments generally less than 4 mm.

Vein:  sheet-like body of minerals formed by fracture filling or replacement of the host rock.

VLF (very low frequency):  a geophysical technique which utilizes the magnetic components of the electromagnetic field generated by long distance radio transmitters to delineate geological structures.

VHMS (volcanogenic massive sulphide) deposits:  deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity

Volcanic:  pertaining to the activities, structures or rock types of a volcano.

Winze:  a vertical shaft in a mine sunk or excavated from top to bottom.

Zinc or Zn:  A bluish-white metallic element resistant to atmospheric corrosion.

CONVERSION  TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet Meters Miles Kilometers Acres Hectares Grams Ounces (troy) Tonnes Short tons Grams per tonne Ounces (troy) per tonne	Meters Feet Kilometers Miles Hectares Acres Ounces (troy) Grams Short tons Tonnes Ounces (troy) Grams per tonne	0.305 3.281 1.609 0.621 0.405 2.471 0.032 31.103 1.102 0.907 0.029 34.438

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists, as of 6/30/2005, the Directors of the Company.

Table No. 1

Directors

____________________________________________________________________________

____________________________________________________________________________

Name                                Age      Date First Elected or Appointed

----------------------------------------------------------------------------

Peter Bojtos (1)(3)                  56                          August 2002

Michael J. Hopley (4)                58                           April 2002

David Montgomery (5)                 56                       September 2003

Hein Poulus (1)(2)(6)                58                       September 1999

Damien E. Reynolds (7)               37                       September 1999

Ronald Shorr (1)(2)(8)               68                            June 2002

Yale Simpson (2)(9)                  57                          August 2002

----------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  Member of Compensation Committee

(3)  Citizen of Canada/Resident of Colorado, United States

     Business Address:   2582 Taft Court

                         Lakewood, Colorado, USA  80215

(4)  Resident/Citizen of Washington, United States

     Business Address:   c/o Sunridge Gold Corp.

                             1075 West Georgia Street, #1490

                             Vancouver, British Columbia, Canada  V6E 3C9

(5)  Resident/Citizen of England, United Kingdom

     Business Address:   Mecom UK Management Ltd.

                         15 Collingham Gardens

                         London, United Kingdom  SW1 OHS

(6)  Resident/Citizen of British Columbia, Canada.

     Business address: c/o Stikeman Elliott LLP

                           666 Burrard Street, #1700

                           Vancouver, British Columbia, Canada  V6C 2X8

(7)  Citizen of Canada/Resident of Australia.

     Business Address:  c/o Tournigan Gold Corporation

                            700 West Pender Street, #301

                            Vancouver, British Columbia, Canada  V6C 1G8

(8)  Resident/Citizen of New York, United States

     Business Address:   Seven East 75th Street

                         New York, New York, USA  10021

(9)  Resident/Citizen of British Columbia, Canada

     Business Address:  c/o Tournigan Gold Corporation

                            700 West Pender Street, #301

                            Vancouver, British Columbia, Canada  V6C 1G8

___________________________________________________________________________

___________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 6/30/2005 the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

____________________________________________________________________________

____________________________________________________________________________

                                                               Date of First

Name                 Position                            Age     Appointment

----------------------------------------------------------------------------

Damien Reynolds      Chief Executive Officer              37  September 1999

James Walchuck       President/Chief Operating Officer    49      March 2004

Kent Ausburn         Vice President Exploration           52   November 2003

Garry Stock          Executive Vice President             38       July 2003

Robert Nowell        Chief Financial Officer              59       June 2005

Nancy La Couvée      Corporate Secretary                  46       July 2004

----------------------------------------------------------------------------

All  business addresses: c/o Tournigan Gold Corporation

                             700 West Pender Street, #301

                             Vancouver, British Columbia, Canada  V6C 1G8

____________________________________________________________________________

____________________________________________________________________________

Damien Reynolds’s business functions, as Chief Executive Officer, include supervision of the Company’s corporate affairs, responsibility for acquisitions, strategic planning, business development, promotional activities and reporting to the Board of Directors.

James Walchuck’s business functions, as President and Chief Operating Officer, include responsibility for supervision of all the day-today operations of the Company and its subsidiaries, overseeing exploration projects and mine planning activities including: pre-feasibility and feasibility studies, construction, start-up and operations activities for the Company’s key projects, and reporting to the Board of Directors of the Company.

Kent Ausburn’s business functions, as VP Exploration, include responsibility for evaluation and acquisition of the Company’s mineral properties; planning and implementation of all exploration programs, including drilling; recruitment of technical contractors and personnel.

Garry Stock’s business functions, as Executive Vice President, include assisting the President/COO and Chief Executive Officer with day-to-day executive administrative responsibilities; strategic planning, implementing corporate development initiatives, supervision of general corporate affairs, corporate budgets and planning.

Robert Nowell’s business functions as Chief Financial Officer of the Company, include financial administration; responsibility for accounting and financial statements; liaison with auditors, accountants, financial community and shareholders; and coordination of expenses/taxes activities of the Company.

Nancy La Couvée's business functions, as Corporate Secretary, include assisting the President/COO and Chief Executive Officer and insuring the Company’s compliance with all statutory and regulatory requirements; maintenance of corporate records and recording minutes of meetings.

1.B.  Advisors

The Company's transfer agent and registrar for its common shares are:

  Computershare Trust Company of Canada

  510 Burrard Street

  Vancouver, British Columbia, Canada  V6C 3B9

The Company's legal advisors are:

  Stikeman Elliott LLP, Solicitors and Barristers

  666 Burrard Street, #1700

  Vancouver, British Columbia, Canada  V6C 1X8

1.C.  Auditors

The Company's auditors are:

  Bedford Curry & Co., Chartered Accountants

  1281 West Georgia Street, #801

  Vancouver, British Columbia, Canada  V6E 3J7

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for fiscal years ended August 31st 2004/2003/2002 was derived from the financial statements of the Company that have been audited by Bedford Curry & Co., independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement.

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements are the responsibility of the Company’s management. The auditor’s responsibility is to express an opinion on the financial statements based on their audit.

The auditor’s conducted their audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data as at and for the six-month periods ended 2/28/2005 and 2/29/2004 have been derived from the un-audited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All material numerical differences between Canadian GAAP and United States GAAP (US GAAP), as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

_________________________________________________________________________________________

_________________________________________________________________________________________

                                Unaudited                       Audited__________________

                               Six-Months        Year     Year     Year    Year      Year

                             Ended    Ended     Ended    Ended    Ended   Ended     Ended

                           2/28/05  2/29/04   8/31/04  8/31/03  8/31/02  8/31/01  8/31/00

Canadian GAAP

Sales Revenue                   $0       $0        $0       $0       $0       $0       $0

Operating Loss              ($1319)  ($1240)   ($2334)  ($1427)   ($187)   ($206)   ($147)

Loss for the Period         ($1316)  ($1268)   ($2319)  ($1439)   ($102)  ($1267)   ($177)

Basic (Loss) per Share      ($0.02)  ($0.05)   ($0.06)  ($0.16)  ($0.03)  ($0.47)  ($0.07)

Dividends Per Share          $0.00    $0.00     $0.00    $0.00    $0.00     0.00     0.00

Wtg. Avg. Shares (000)       55927    25597     35708     9186     3625     2694     2511

Period-end Shares O/S (000)  62107    30515     50457    13048     6898     2756     2511

-----------------------------------------------------------------------------------------

Working Capital              $3836              $3255   ($1112)   ($202)   ($340)   ($622)

Exploration Properties        8191               6074     1339        9        0        0

Long-Term Debt                   0                  0        0        0      200        0

Capital Stock                44335              40533    28747    27524    27103    26858

Shareholders’ Equity         12374               9672      255     (193)    (527)     495

Total Assets                 12991              10393     1665       76       19     1135

-----------------------------------------------------------------------------------------

US GAAP

Net Loss                    ($3190)  ($1877)   ($ 4202 )  ($ 2198 )

Net Loss Per Share          ($0.06)  ($0.07)   ($0. 12 )  ($0. 24 )

Wt d .. Avg.# Shares (000)      55927    25597     35708     9186

Exploration Properties         $ 2849               $ 2849      $ 573

Shareholders' Equity         $ 7019               $ 6440    ( $ 503 )

Total Assets                 $ 7636               $ 7161      $ 906

----------------------------------------------------------------------------------------

(1) Cumulative Net Loss since incorporation to 2/28/2005 under US GAAP was ($ 37,335,198 ).

(2) a.  Under SEC interpretation of US GAAP, all costs related to exploration stage properties are expensed in the period incurred.

_________________________________________________________________________________________

_________________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended August 31st, the average rates for the period, and the range of high and low rates for the period. The data for the six-months ended 2/28/2005 and 2/29/2004 and the data for each month during the previous six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

____________________________________________________________________________

____________________________________________________________________________

                                           Average     High     Low    Close

----------------------------------------------------------------------------

June 2005                                              1.26     1.23    1.23

May 2005                                               1.27     1.24    1.26

April 2005                                             1.26     1.21    1.26

March 2005                                             1.25     1.20    1.21

February 2005                                          1.24     1.22    1.24

January 2005                                           1.24     1.20    1.24

December 2004                                          1.24     1.19    1.20

November 2004                                          1.23     1.18    1.19

October 2004                                           1.27     1.22    1.22

----------------------------------------------------------------------------

Six Months Ended 2/28/2005                    1.23     1.31     1.19    1.24

Six Months Ended 2/28/2004                    1.32     1.39     1.27    1.34

----------------------------------------------------------------------------

Fiscal Year Ended 8/31/2004                   1.30     1.39     1.27    1.31

Fiscal Year Ended 8/31/2003                   1.45     1.59     1.33    1.39

Fiscal Year Ended 8/31/2002                   1.57     1.61     1.51    1.56

Fiscal Year Ended 8/31/2001                   1.53     1.58     1.47    1.55

Fiscal Year Ended 8/31/2000                   1.47     1.51     1.44    1.47

____________________________________________________________________________

____________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 2/28/2005.  Since then to 6/30/2005, the Company has raised no material capital. As at 6/30/2005, the Company had no long-term debt.

Table No. 5

Capitalization and Indebtedness

February 28, 2005

_____________________________________________________________________________

_____________________________________________________________________________

Stockholders’ equity:

  Common Shares, no par value;

  Unlimited number of common shares authorized

   62,107,068 common shares issued and outstanding              $44,335,110

  Contributed Surplus                                               863,607

  Retained Earnings (deficit)                                  ($32,824,447)

  Net Shareholders’ Equity                                      $12,374,270

TOTAL CAPITALIZATION                                            $12,374,270

----------------------------------------------------------------------------

Obligations Under Capital Leases                                        $nil

S-T Due to Related Parties (Unpaid Consulting Fees):                 $97,000

Long-Term Debt                                                          $nil

----------------------------------------------------------------------------

6/30/2005

Common Shares Issued and Outstanding: 62,351,513

Warrants Outstanding:      6,889,604

Stock Options Outstanding: 5,130,000

Guaranteed Debt: $nil

Secured Debt:    $nil

Leased premises: On 4/1/2004 the Company entered into a five-year-plus-three-month lease agreement for office space.  Annual commitments over the term of the lease are: $107,520 for FY2005, $109,004 for FY2006, $116,424 for FY2007, $116,424 for FY2008, and $97,020 for FY2009, for an aggregate of $546,392.

_____________________________________________________________________________

_____________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

In addition to the other information presented in this Registration Statement, the following should be considered carefully in evaluating the Company and its business.  This Registration Statement contains forward-looking statements that involve risks and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Registration Statement.

Corporate Risks

Investors may be disadvantaged because Tournigan is incorporated in Canada, which has different laws

The articles/by-laws and the laws of Canada are different from those typical in the United States.  The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Registration Statement.  Such differences may cause investors legal difficulties.

U.S. investors may not be able to enforce their civil liabilities against Tournigan or its directors, controlling persons and officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated under the laws of the Yukon, Canada.  A majority of the Company's directors are resident outside the United States, and all or substantial portions of their assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a “foreign private issuer”, Tournigan is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Passive Foreign Investment Company (“PFIC”) designation could lead to an adverse tax situation for U.S. investors

U.S. investors in the Company could be subject to U.S. taxation at possibly adverse or higher rates and under a system that might be more complicated and unfamiliar to them.  For example, a U.S investor might be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition (including a pledge) of that holder's shares.  Distributions a U.S. investor receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder's holding period for the shares will be treated as excess distributions.  For example, under certain circumstances, a U.S. investor who is an individual might be subject to information reporting requirements and backup withholding, currently at a 28% rate, on dividends received on common shares.  If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder might be required to file Internal Revenue Service Form 8621.  Refer to ITEM #10.E.

Risks Related to The Company’s Mining Operations

Operating hazards and risks associated with the mining industry could result in a significantly negative effect on the Company

Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  The Company’s operations in  Canada, Northern Ireland and the Slovak Republic will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

The Company has no proven reserves on the properties in which it has an interest; without such proven reserves, the Company is unlikely to find financing to fully exploit its properties

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest (all in Canada, Northern Ireland and Slovak Republic) are in the exploratory stage only and are without a known body of ore.  Properties on which mineral reserves are not found may be sold or disposed of causing the Company to write-down or write-off each respective property, thus sustaining a loss.

Mineral prices may not support corporate profit

The mining industry is intensely competitive and even if commercial quantities of gold or base metals are developed, a profitable market may not exist for the sale of same.  If a profitable market does not exist, the Company could have to cease operations.

Exploration failure could have significant negative effect on the Company

The expenditures to be made by the Company in the exploration of its gold and base metals properties located in Canada, Northern Ireland and Slovak Republic, as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The expense of meeting environmental regulations could cause a significantly negative effect on the Company

The current and anticipated future operations of the Company, including further exploration activities require permits from various Northern Ireland/Slovak Republic national/regional/local governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Specific laws include: Slovak Mining Activity Act, Slovak Geological Act, and Slovak Environmental Impact Assessment Act; administered by the Slovak Ministry of Economy and its Slovak Main Mining Bureau; in Northern Ireland, the Minerals development Act and the Crown Estate Act.  The permits that the Company may require for construction of mining facilities and conduct of mining operations must be obtainable on reasonable terms to the Company.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

The Company anticipates expending $300,000 in Fiscal 2005 and Fiscal 2006, to comply with environmental regulations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

The government extensively regulates the Company’s  mining operations, which imposes significant costs on the Company, and future regulations could increase those costs or limit its ability to produce gold

The Company is subject to extensive federal, state and local regulations in Canada Northern Ireland and Slovak Republic with respect to matters such as:

a.  employee health and safety;

b.  permitting and licensing requirements;

c.  air quality standards;

d.  water quality standards;

e.  plant and wildlife protection;

f.  reclamation and restoration of mining properties after mining is completed;

g.  discharge of materials into the environment;

h.  surface subsidence from underground mining; and

i.  the effects of mining on groundwater quality and availability.

Numerous governmental permits and approvals are required for mining operations.  The Company is required to prepare and present to national, regional, or local authorities data pertaining to the effect or impact that any proposed exploration for or production of gold may have upon the environment.  The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations.  The possibility exists that new legislation, regulations and orders may be adopted that may materially adversely affect the Company’s mining operations and its cost structure.  New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment, that would further regulate and tax the mining industry may also require the Company or its customers to change operations significantly or incur increased costs.

Third parties may dispute the Company’s rights to its mining and other interests.  While the Company has conducted preliminary title investigations with respect to all its property interests and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.

Potential project sites in Northern Ireland, Slovakia and Canada may be subject to dispute, prior unregistered claims, or native land claims and ultimate transfer to the Registrant may be affected by undetected defects.  Such claims or defects could materially adversely affect one or more of the projects and the Registrant’s financial performance.

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company’s ability to successfully continue

The Company’s financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs.  The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company’s history of operating losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($2,319,019), ($1,439,167) and ($102,193) in Fiscal Years 2004/2003/2002.  Despite recent capital infusions, the Company will require significant additional funding to meet its long-term business objectives.  Capital may need to be available to help maintain and to expand work on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

The Company’s need for additional financing to finish property exploration could lead to the Company’s inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting mineral properties.  The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2005/Fiscal 2006.  Additional financing may be required to continue exploration and to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the lease of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company competes with other exploration companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company.  Nevertheless, the market for the Company’s potential future production of gold tends to be commodity-oriented rather than company-oriented.  If it successfully reaches commercial production, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company’s financial performance.

Risks Relating to Management and Specific Operations

The Company’s Articles of Continuation contain provisions indemnifying its officers and directors against all costs, charges and  expenses incurred by them

The Company’s Articles of Continuation contain provisions that state, subject to applicable law, the Company shall indemnify every director or officer of the Company, subject to the limitations of the Yukon Business Corporations Act, against all losses or liabilities that the Company’s director or officer may sustain or incur in the execution of their duties.  The Company’s Articles of Continuation further state that no director of officer shall be liable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of their duties if they acted honestly and in good faith with a view to the best interests of the Company.  Such limitations on liability may reduce the likelihood of litigation against the Company’s officers and directors and may discourage or deter its shareholders from suing the Company’s officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Directors and its Senior Management, including its CEO, Damien Reynolds; its Chairman, Hein Poulus; its VP Exploration, Kent Ausburn; its President/COO, James Walchuck; its Executive VP, Garry Stock; its CFO, Robert Nowell and its Corporate Secretary, Nancy La Couvée.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance and there are no written agreements with the key employees.

Management and Directors are associated with other mining companies and such conflicts of interest and/or lack of attention to corporate affairs could have a negative impact on corporate operations and/or stock pricing

Certain of the Directors and Senior Management of the Company (specifically, Peter Bojtos, Michael Hopley, David Montgomery, Damien Reynolds, Ronald Shorr, Yale Simpson, Robert Nowell and Garry Stock) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in mining; refer to ITEM 6.A. for resumes.  As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time.  Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.  If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore existing properties.

Shortages or increased costs of skilled labor in Northern Ireland and the Slovak Republic may hamper the Company’s ability to achieve high labor productivity and competitive costs

Gold mining continues to be a labor-intensive industry.  As the demand for gold has increased, many producers have attempted to increase gold production, which has resulted in a competitive market for the limited supply of trained gold miners in both Northern Ireland and the Slovak Republic.  In some cases, this market situation has caused compensation levels to increase, particularly for “skilled” positions such as electricians and mine foremen.  To maintain current exploration levels and to potentially achieve production, we may be forced to respond to these increases in wages and other forms of compensation, and related recruiting efforts by our competitors.  Any future shortage of skilled miners, or increases in our labor costs, could have an adverse impact on our labor productivity and costs and on our ability to operate profitably.

In Northern Ireland, terrorist attacks/threats and escalation of military or civilian authority activity in response to such attacks may negatively affect the Company’s business, financial condition and results of operations

During much of the 1980s and early 1990s, Northern Ireland was subject to numerous terrorist attacks.  Military and civilian authority response to such attacks led to severe restrictions on the use of explosives and other procedures used in mining.  A return of terrorist attacks may result in a return to such regulatory measures.  In any event, the Company is required to obtain permits and approvals for its use of explosives and certain other mining activities.  In addition, a return of terrorist attacks would negatively affect the general business climate and the Company’s ability to efficiently and safely carryout mining activities.

There are risks associated with investing in emerging markets such as the Slovak Republic; uncertain impact of joining NATO and the European Union

Because of its relatively recent transition to a market economy, the Slovak Republic is subject to many risks, which may not be as prevalent in mature markets. These risks include:

 - adverse changes in the market’s economic and governmental policy;

 - consumers with relatively low levels of disposable income;

 - relative instability of new institutions;

 - shifts in regulation the Company cannot predict;

 - inconsistent application of existing laws and regulations; and

 - slow legal remedies.

The Slovak Republic joined NATO and the EU during 2004; the political and economic impact is still uncertain.

Risks Relating to the Company’s Common Stock

Principal stockholders, officers and directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the “public” investors effecting corporate changes, and could adversely affect the Company’s stock prices

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, hold approximately 56.2% of the shares of the Company, on a diluted basis, and have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Employee/Director/Consultant stock options could lead to greater concentration of stock ownership among insiders and could lead to dilution of stock ownership which could lead to depressed stock prices

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.  Refer to Table No. 10 and Table No. 11.

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future.  There can be no assurance that the Company’s Board of Directors will ever declare cash dividends, which action is exclusively within its discretion.  Investors cannot expect to receive a dividend on the Company’s Common Shares in the foreseeable future, if at all.

Low stock market prices and volume volatility for the Company’s common shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value

The market for the common shares of the Company on the Canadian, U.S. and European stock exchanges may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  The market price of metals is highly speculative and volatile.  Instability in metal prices may affect the interest in mining properties and the potential development of production from such properties and may adversely affect the Company’s ability to raise capital to explore existing or new mineral properties.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations.  Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Broker-Dealers may be discouraged from effecting transactions in the Company’s common shares because they are penny stocks and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The Company’s shares are quoted on the TSX Venture Exchange, and the price of the Company’s common shares ranged from CDN$0.33 (low) to CDN$0.73 (high) during the period from 1/1/2004 to 12/31/2004, trading at CDN$0.34 on 12/31/2004; the closing price of the Company’s shares traded at $0.40 on 6/30/2005.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the Company’s shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Tournigan Gold Corporation (the “Company”) is a mineral exploration company.  Its main focus is on exploring two gold projects in Europe: Curraghinalt in Northern Ireland, where acquisition was initialized in November 2002 and finalized December 2004; and Kremnica in the Slovak Republic, where acquisition was initialized in March 2003 finalized July 2003.

The Company’s mineral properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

The Company’s executive office is located at:

  700 West Pender Street, #301, Vancouver, British Columbia, Canada  V6C 1G8.

  Telephone: 604-683-8320

  Facsimile: 604-683-8340

  e-mail:  info@tournigan.com

  website: www.tournigan.com

The Company’s registered office is located at:

  Campion Macdonald

  204 Lambert Street, Suite 200

  Whitehorse, Yukon, Canada  Y1A 3T2

The contact person is:  Nancy La Couvée, Corporate Secretary.

The Company's fiscal yearend is August 31st.

The Company's common shares trade on the TSX Venture Exchange in Toronto, Canada, under the symbol ”TVC”; and, in Germany, on the Frankfurt Stock Exchange and Berlin-Bremen Stock Exchange under the symbol “TGP”.

The Company has an unlimited number of common shares without par value authorized.  At 8/31/2004, the end of the Company's most recent fiscal period, there were 50,456,653 common shares issued/outstanding; at 2/28/2005, there were 62,107,068 common shares issued/outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

The Company was incorporated pursuant to the laws of the Province of British Columbia on 11/10/1966 under the name “Tournigan Mining Exploration Ltd.”.  On 4/22/1992, the Company's name was changed to “International Tournigan Corporation”.  On 6/14/2001, the Company's name was changed to “Tournigan Ventures Corporation”.  Effective 12/3/2002, the Company continued its incorporation jurisdiction from British Columbia to Yukon, Canada; at the same time, the Company’s name was changed to “Tournigan Gold Corporation”.

Stock Consolidation

The Company effected a 1:10 stock consolidation on 3/26/2001.  All references to the number of shares and per share numbers have been reflected on a post-consolidation basis unless otherwise indicated.

Other Property Acquisition/Disposition/Exploration

During the late 1990’s, the Company was involved in the acquisition and exploration of numerous mineral properties, including those located in West Africa and Peru.  Faced with unsuccessful exploration efforts, in Fiscal 1999, the Company wrote-off its investment in these properties, recording a $12.3 million expense.

Since 1992, the Company has held exploration properties in British Columbia, Canada.  Currently, the Company holds 31 mining claims in the Skeena Mining Division, and four mining claims in the Omineca Mining Division.  During Fiscal 2004, the Company initiated a review of its British Columbian mining claims, resulting in the renewal of eight mining claims in the Skeena Mining Division.  Deemed uneconomic, a total of 23 other claims, previously written off for accounting purposes by the Company in Fiscal 2001 ($128 write-off), were allowed to lapse.  All remaining claims will be retained until the properties can be further assessed.

The Company acquired option interests in two properties in El Salvador in August 2002: El Potosi Project (100%); and Cerro Pedernal Project (60%).  Faced with unsuccessful exploration efforts after expending $197,843 on exploration and a management decision to focus corporate activities on its European exploration projects, the Company sold its El Salvador properties on 2/18/2004 to Condor Securities Limited (“Condor”), a private Australian corporation.  Consideration was 8,000,000 common shares of Condor at a fair value of $200,000.  The investment in Condor represents 24% of Condor’s outstanding common shares.  However, the Company does not consider the investment to be an equity investment because the Company does not have, nor will have the ability to exercise significant influence on the affairs of Condor.  Consequently, the investment is carried at cost.  Post-closing terms of the agreement require that Condor list its common shares on a Canadian or Australian stock exchange by 7/15/2005.  If this condition is not met, the projects would be returned to the Company and the Company would be obligated to reimburse Condor for expenses incurred on the projects.  As of 6/30/2004, Condor had expended approximately $320,000 on the projects.

During September 2003, the Company acquired fifteen prospecting licenses in the Republic of Ireland, entitling the Company to prospect for gold, silver and base metals.  Two of the licenses are located in County Donegal, Republic of Ireland, and were acquired at a cost of 60,000 common shares with a value of $17,400.  Under the terms of acquisition of these two licenses, there is a 3% net smelter return royalty payable from production.

Plan Of Operations

Source of Funds for Fiscal 2005 Ending 8/31/2005

The Company’s primary source of funds since incorporation has been through the issuance of equity.  Currently the Company does not have operating revenues, and the Company anticipates generating no revenue during Fiscal 2005.  As of 2/28/2005, the Company had working capital of $3.8 million.  The Company has had discussions with third parties about equity offerings; but the talks as of 4/30/2005 were preliminary.

Use of Funds for Fiscal 2005 Ending 8/31/2005

During Fiscal 2005, the Company estimates that it might expend $1.8 million on general/administrative expenses.  During Fiscal 2005, the Company estimates that it might expend $1.0 million on property acquisition and property exploration expenses.

Anticipated Changes to Facilities/Employees

The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B.  BUSINESS OVERVIEW

The Company’s main focus is on exploring two gold projects in Europe: Curraghinalt in Northern Ireland, acquisition finalized December 2004; and Kremnica in the Slovak Republic, acquisition finalized July 2003.

The Company has a Quality Assurance/Quality Control (QA/QC) protocol in place for its ongoing drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.  QA/QC procedures include chain-of-custody protocol and systematic submittal of blanks, duplicates and registered standards as part of every sample shipment to the analytical laboratory.

Curraghinalt Project

Gold Exploration

Northern Ireland, United Kingdom

The Curraghinalt property is located in County Tyrone in central Northern Ireland, approximately 127 kilometers west of Belfast and approximately 15 kilometers northeast of the town of Omagh.  Ennex International plc began exploring for gold on the property in the early 1980’s and drilled 17,783 meters in 255 drill holes plus 697 meters of underground work and 2,856 meters of surface trenching.  In January 2000, Strongbow Exploration Inc. (“Strongbow”) acquired the property, and held the property in a subsidiary, Ulster Minerals Limited (“Ulster”).

In February 2003, the Company entered into an Option Agreement with Strongbow to earn up to a 75% interest in the Tyrone project (Prospecting License UM 12 12/96).  The agreement called for staged exploration expenditures totaling $3.0 million over seven years, and delivering a bankable feasibility study.  The remaining 25% interest could be obtained by issuing common shares to Strongbow.

Dalradian Gold Limited was established as a wholly-owned subsidiary of the Company, through which the Company would earn in to the Strongbow holding.  In addition, the Company entered into a second agreement with Strongbow to acquire up to a 100% interest in the Curraghinalt property [Prospecting License UM 11/96 (now UM1/02)] by making staged exploration expenditures totaling $4.0 million over seven years and delivering a bankable feasibility study.

In February 2004, the Company entered into a Letter Agreement with Strongbow for the outright purchase of Ulster.  The agreed purchase price for Ulster was 10,000,000 common shares of the Company, issued at a fair value of $0.47 per share.  In addition, the Company agreed to pay to Strongbow, whenever Ulster applies the cumulative exploration expenditures disclosed on the books of Ulster as at the date of closing against its income, an amount equal to $0.20 for every $1.00 by which Ulster’s taxes payable are reduced as a consequence of the deduction of such expenditures.  Such payments are to be made within 30 days of the date that Ulster claims such expenditures as a deduction.

Per this agreement, 5.0 million common shares were issued to Strongbow in April 2004.  The remaining 5.0 million common shares are to be issued upon the decision to commence construction of commercial scale mining facilities on the properties.  Strongbow shall be entitled to name one representative for appointment to the Company’s Board of Directors.  The 2003 Option Agreements are terminated and replaced by a Letter Agreement.  In addition, a previous NSR royalty of 2% held by Ennex, and subsequently transferred to Minco plc remains in effect.  This royalty covers all production from the Curraghinalt deposit plus a defined “area of influence” surrounding the known deposit.  Final transfer of full ownership in Ulster to the Company was completed in December 2004.

Tournigan started exploring the property in April 2003 and has completed geochemical and geophysical surveys, plus mapping and prospecting programs as well as a 26-hole surface HQ and NQ core-sized diamond drilling program totaling 4,387 meters.

The Company collected 2,910 geochemical soil samples from north-south orientated grid lines on 100-meter centers along the Curraghinalt trend.  Samples were collected at a depth of 50cm-to-75cm, roughly the B-soil horizon, on 30-meter spacing along the lines.  The area covered included the area to the north of the known vein structures, as well as in both directions along strike from the known veins.  Many anomalous areas were identified in the sampled areas, indicating the continuity of the vein structures along strike as well as the possible presence of additional veins to the north of the known veins.  The main targets identified cover several areas north, northwest and northeast of the adit that, combined, measures 1.5-kilometer north-to-south and which extends for approximately 1.0 kilometer along strike.  This area represents 419 sample points with anomalous gold values, plus five smaller areas with these anomalies.  These areas outside the immediately area of the known veins will require follow-up deep overburden sampling plus diamond drilling to develop the individual vein structures.

An attempt to conduct a VLF survey over the grid area was eventually abandoned when the Cuttler Maine transmitter station was shut down.  A total of 652 readings taken at 30-meter spacing along 100-meter spaced lines were completed prior to the shut down of the Maine station.  The results were inconclusive.  The Rugby station, located in the UK was never turned on during the time of the survey.

The Company completed preliminary mapping and prospecting throughout the license area.  One of the discoveries resulting from this work is the Alwories Vein, located 2.5 kilometer southeast of Curraghinalt.  Previous work in this area had identified float samples of vein material only.  Vein outcrop was mapped in a newly developed rock quarry.  The Alwories vein is a quartz-sulphide vein very similar to the veins that comprise the Curraghinalt deposit.  Future work in this area will include detailed stripping and sampling, detailed mapping and possibly follow-up diamond drilling.

The Company is currently compiling a dossier of all known unnamed veins within Exploration License UM1/02 that will be used as a basis for developing future exploration programs on the license, in the areas outside the know developed veins.

The Company recently completed a detailed structural analysis and geological interpretation of the geological information pertaining to the Curraghinalt deposit, and has compiled this information on geological plans, cross-sections and longitudinal sections.  This work has resulted in a much better understanding of the structural and stratigraphic elements that control the mineralization.

The Company has completed a total of 33 HQ drill holes since beginning exploration work on the property.  Seven holes (830.5 meters) were drilled in the Glenlark area (Exploration License 96/12); and twenty-six infill holes (4,387 meters) were drilled in the Curraghinalt vein system (ML 96/11), including nineteen holes infilling between historical “Ennex” holes within the existing mineralization grid, and three deep holes, drilled below the central mineralization block.

The infill drilling in the central mineralization block (CT5 to CT26) returned very encouraging results.  The objective of the drilling was to reduce drill hole spacing to a minimum of 30 meters or less within individual veins.  When these drill assay results were combined with the recently completed structural interpretation of the veins, the overall confidence level of the veins was greatly enhanced.  In addition, the closer spaced drilling increased the confidence level in the grade continuity around previously drilled high-grade intercepts.

The Company plans to undertake a two-phase exploration program that is designed to advance the property to the point where a pre-feasibility study can be carried out so that the preliminary economics of the property may be assessed.

Phase #1:  Designed to increase known mineralization.  The anticipated cost of the Phase 1 Program is $1.3 million and expected to be completed once the Company’s objective has been achieved.

1   Surface diamond drilling (40 holes) for a total of 5,400 meter as infill drilling at the east-extension of known Curraghinalt vein system.

2   Exploration drilling for hanging-wall and foot-wall veins: 1,200 meters.

3   Environmental water sampling program to test for contained metals in adit and streams in area of mineralization.

4   Detailed specific gravity tests.

Phase #2:  Underground work program. Designed to move the property’s known mineralization to a level that would facilitate the undertaking of a feasibility study.  The anticipated cost of the Phase #2 Program is estimated at $2.5 million and will be undertaken pending successful completion of Phase #1.

1   Mobilize contractor to site plus set up shop, office, etc.

2.  Access ramp to 5125 meter elevation plus crosscuts to access veins.

3.  Drive sill drifts on four veins and drive raises on three veins.

4.  Drive exploration drift to east to provide drill stations to test vein structures developed by Phase #1 drilling program.

5.  Resample main adit veins on 5170 meter elevation.

Kremnica Project

Gold Exploration

Slovak Republic

The Kremnica property is located in the town of Kremnica in central Slovakia, approximately 190 kilometers from Vienna, Austria.  Topographically, Kremnica lies in the foothills of the Tatra Mountains, at an average elevation of 700 meters above sea level; maximum elevation in the region is 900 meters.  The existing deposits and advanced exploration targets are contained within an 11.8 square-kilometer mining license granted in 1961 with no expiration date.  The license is accessible by paved roads and electrical, natural gas and rail infrastructure is nearby.  The Company also owns three exploration licenses to the south totaling 123 square kilometers.

The Company purchased full ownership of the Kremnica gold mine in July 2003 and the Kremnica South licenses in September 2003.  The original area contains four prospects: Sturec; and the Wolf, Vratislav and South Ridge prospects (“satellite” zones of mineralization relative to Sturec).

Kremnica has a long history of gold mining, dating back to the founding of the town in 770 AD.  Production records begin in 1328 with the last commercial production winding up in 1972.  The former Socialist government began an exploration program at Kremnica in the 1980's that was continued after the fall of Communism until 1995.  The project was then joint-ventured by Argosy Mining Inc., which applied western exploration methods to areas of historical mine workings, ultimately owning the project after the expenditure of $8.7 million.  Argosy drilled 79 core drill holes and completed numerous reports culminating in a Conceptual Review of economics by Beacon Hill Consultants in 1998.

The following is an outline of milestones accomplished:

     July 2003:  Acquisition completed.

September 2003:  Initiated update of 1998 Conceptual Economic Study of

                 Sturec prospect at Kremnica.

  October 2003:  Acquired 49 sq.km. “Kremnica South” concession area

 November 2003:  Initiated exploration program of geological mapping,

                  sampling, and soil geochemistry at Kremnica.

  January 2004:  Received independent Technical Report with updated mineralization estimates of Sturec prospect.

    March 2004:  Received update of 1998 Conceptual Economic Study regarding potential production calculations at Sturec prospect.

    April 2004:  Phase #1 diamond-drilling program planned at Wolf,

                  Vratislava, Sturec and Kremnica South prospects.

   August 2004:  Initiation of Phase #1 diamond-drilling program planned at

                  Wolf, Vratislava, and Sturec prospects.

September 2004:  Initiated Phase #1 diamond-drilling program at Kremnica

                  South following analysis of geochemical/geological results.

 December 2004:  Drill results encouraging from Wolf and Vratislav zones;

                  trenching planned at Kremnica South

    March 2005:  Drill results encouraging at both Kremnica South;

                  gold mineralization encountered Certov Vrch and

                  Bartasova Lehotka prospects.

    March 2005:  Kremnica license holdings extended by an additional 37 sq.km,

                  south of the existing Lutila License at Kremnica South.

During FY2003 and FY2004, respectively, the Company expended $498,000 and $nil on acquisition; and $4,218 and $593,547 on exploration.  Much of the effort is a strategy to add to the knowledge already known about the site at Sturec prospect area.  Annual aggregate license fees are $25,000.

The Company has completed four diamond-drill holes at Vratislav totaling 521 meters, three diamond-drill holes at Wolf totaling 340 meters, and nine diamond-drill holes at Kremnica South totaling 2,458 meters.  Phase #2 drilling is ongoing at Kremnica South and further exploration programs will be designed based on results achieved.

United States vs. Foreign Sales/Assets

The Company has generated no sales revenue since incorporation.

At 8/31/2003, $736,955, $511,218, $270,408 and $146,352 of its assets were located in Northern Ireland, Slovak Republic, Canada, and other.

At 8/31/2004, $5,108,090 $1,255,944, $3,997,374 and $31,447 of its assets were located in Northern Ireland, Slovak Republic, Canada, and other.

4.C. Organization Structure

The Company is incorporated under the laws of the Yukon, in Canada.

The Company currently has three wholly-owned subsidiaries:

a.  Kremnica Gold a.s.;

    incorporated in the Slovak Republic on 3/10/1999; acquired 7/11/2003;

b.  Dalradian Gold Limited;

    incorporated in Northern Ireland on 7/8/2003;

c.  Ulster Minerals Limited;

    incorporated in Northern Ireland on 11/26/1971; acquired 12/16/2004.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in leased premises of approximately 4,451 sq. ft. at 700 West Pender Street, #301, Vancouver, British Columbia, Canada  V6C 1G8.  The Company began occupying these facilities in April 2004.  The five-year-plus-three-month lease requires annual commitments over the term of the lease of: $107,520 for FY2005, $109,004 for FY2006, $116,424 for FY2007, $116,424 for FY2008, and $97,020 for FY2009, for an aggregate of $546,392.

Tournigan Gold Corporation (the “Company”) is a mineral exploration company.  Its main focus is on exploring two gold projects in Europe: Curraghinalt in Northern Ireland, acquisition finalized December 2004; and Kremnica in the Slovak Republic, acquisition finalized July 2003.

Also, the Company holds: fifteen gold, silver and base metal prospecting licenses in the Republic of Ireland totaling 620 square kilometers, which expire on 9/11/2009; two of these licenses were acquired in 2004 by the issuance of 60,000 common shares of the Company; 31 mining claims in the Skeena Mining Division of British Columbia, Canada, and four mining claims in the Omineca Mining Division of British Columbia, Canada; all claims will be retained until the properties can be further assessed.

The Company’s exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

Figure No. 1.
Curraghinalt Gold Deposit
Northern Ireland

Londonderry
Omagh
Belfast
Irish
Sea
Dublin
Galway
Limerick
Wexford
Waterford
Cork

Figure No. 2.
Curraghinalt Gold Deposit
Project Location Map

Plumbridge
Draperstown
Curraghinalt Deposit
Existing NSR area of influence
Curraghinault Project area of interest
Gortin
UM 11/96
UM 12/96
Greencastle
Mountfield
Cookstown
Omagh
Carrickmore
Pomeroy
0
5
10
kilometres
390000 mN
380000 mN
370000 mN

32

Curraghinalt Project

Gold Exploration

Northern Ireland, United Kingdom

Acquisition Details

In November 2002, Tournigan signed a letter agreement with Strongbow Exploration Inc. (“Strongbow”) to acquire up to 100% interest in the two Prospecting Licenses comprising Tyrone (UM 12/96) and the Curraghinalt project area (UM 11/96).  Through its subsidiary, Dalradian Gold, the Company conducted exploration work on the property commencing in April 2003 and has continued developing the Curraghinalt deposit to the present.

On 2/3/2003, Tournigan entered into an Option Agreement with Strongbow to earn up to a 100% interest in the Tyrone project [an area within Prospecting License UM 12/96 (now UM2/02)].  The agreement called for staged exploration expenditures totaling $3.0 million over seven years, delivering a bankable feasibility study, then issuing shares to Strongbow based on a 90-day trading average.

In addition, on 2/3/2003, Tournigan entered into a second agreement with Strongbow to acquire up to a 100% interest in the Curraghinalt property [an area within Prospecting License UM 11/96 (now UM 1/02)] by making staged exploration expenditures totaling $4.0 million over seven years, delivering a bankable feasibility study, then issuing shares to Strongbow based on a 90-day trading average.

In 2003, Dalradian Gold Limited (“Dalradian”) was incorporated as a wholly owned subsidiary of Tournigan, through which Tournigan would earn in to the properties under the two Option Agreements.

Subsequent to these agreements, on 2/12/2004, Tournigan entered into a Letter Agreement with Strongbow for the outright purchase by Tournigan of all of the issued and outstanding shares of Ulster.  The agreed purchase price for Ulster was 10,000,000 common shares of Tournigan.  In addition, Tournigan agreed to pay to Strongbow, whenever Ulster applies the cumulative exploration expenditures disclosed on the books of Ulster as at the date of closing against its income, an amount equal to $0.20 for every $1.00 by which Ulster’s taxes payable are reduced as a consequence of the deduction of such expenditures.  Such payments are to be made within 30 days of the date that Ulster claims such expenditures as a deduction.

Per the Letter Agreement, 5,000,000 common shares of Tournigan were issued to Strongbow in April 2004 at their fair value of $2,350,000.  The remaining 5,000,000 common shares of Tournigan will be issued upon the decision by Tournigan to commence construction of commercial scale mining facilities on the properties.  Strongbow will be entitled to name one representative for appointment to the board of directors of Tournigan.  Now that the deal is closed, the Option Agreements entered into on 2/3/2003 are terminated and replaced in whole by this later agreement.  A previous NSR royalty of 2% held by Ennex, and subsequently transferred to Minco plc remains in effect.  This royalty covers any future production from Curraghinalt plus a defined “area of influence” surrounding the confirmed mineralized area. Final transfer of full ownership in Ulster to Tournigan was completed in December 2004.

The Company reviews the carrying value of its long-lived assets on a periodic basis and has determined that there has been no impairment of the Curraghinalt project. The reviews for impairment are generally carried out through third party evaluation of the assets or internal tests based on estimated resources and current mineral resource values.

The Company also reviews its asset retirement obligations (“AROs”) at the end of each reporting period. The Company has determined that there have been no significant AROs in respect of the Curraghinalt project at the end of any financial period as there have been minimal land disturbances requiring immaterial expenses for reclamation.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Curraghinalt Project is located in County Tyrone, central Northern Ireland, west of Belfast and near the city of Omagh.  The property consists of about 34,600 hectares of (about 346 square kilometers) contained within two Prospecting Licenses (UM 1/02 and UM 2/02 – the “Licenses”).

The mineral rights conferred by the licenses are held in the name of Ulster Minerals Limited (a Company subsidiary under the terms of License Agreements with the Government of Northern Ireland (Department of Enterprise Trade and Investment) for the base metals and the Crown Estate Commission for the precious metals.  One of these Licenses (UM 1/02) contains the Curraghinalt gold deposit, which is the subject of a separate agreement.

The project is located in central Northern Ireland, centered about 80 kilometers by highway west of Belfast and about 15 kilometers north-east of Omagh.  The property lies wholly within County Tyrone.  Various highways and local roads provide good access to and within the property.  Local access within the project area is along public and private roads, also farm tracks.

The climate is typical of Ireland, with generally cool summers and relatively wet winters.  Temperatures generally remain above freezing; snowfall is not common.  Climatic conditions would not impede year-round mining activity, either underground or in open pits.

The property is characterized by farm lands, heath and mixed forest. Outcrop is relatively sparse except on the higher ground or in road cuttings, quarries and stream courses, which makes detailed surface geological mapping difficult.

The terrain in this part of Northern Ireland is hilly, with much of the area mantled by glacial deposits and peat.  In places on the property, the overburden depth may reach several tens of meters, but in general the cover is somewhat thinner.  Total relief in the area of immediate interest is about 450 meters, ranging from an elevation of about 100 meters above mean sea level in the major river valleys to elevations in excess of 550 meters in the highest hills on the northern edge of the property.  The northern part of the property covers a portion of the southern flank of the Sperrin Mountains.

There are numerous smaller supply centers in the surrounding region, of which the largest is Omagh, at the immediate south-west end of the property.  These centers are able to provide most of the general residential and small business infrastructure necessary for any mining operation.  Power is readily available, and there is abundant water.  There would be no serious problems with regard to transportation.

Prior Exploration

There is no record of any substantial mining activity in the area of the licenses.  Exploration activity in the region has focused mainly on gold, contained in vein deposits in metasedimentary rocks and in silicified and brecciated zones in acid volcanic rocks.

Some attention has also been given to the search for “porphyry copper” deposits in intermediate intrusive rocks and to a lesser extent for volcanic-hosted massive sulphide (“VHMS”) deposits in volcanic rocks.  Recently, emphasis has shifted to exploring for gold-rich base metal (zinc and lead) semi-massive to massive sulphide deposits, of stratabound and stratiform character, in metasedimentary strata. Results for this latest work have been encouraging, and further exploration is planned.

Exploration in the Tyrone project area over the years has been mostly by surface work, generally of a reconnaissance nature.  There have been extensive geological studies coupled with geophysics and geochemistry.  A number of scattered diamond drilling programs have tested various targets, mostly for gold but to a lesser degree for base metals.  At one locality (the Curraghinalt gold deposit) extensive diamond drilling has included detailed sampling for the purposes of establishing mineralization and for metallurgical testwork.

The Curraghinalt Project area can clearly be seen to be a large and geologically complex region, with potential for discovery of a variety of mineral deposits.  Although exploration to date has been largely directed toward the search for gold, the district has geology that is well suited to hosting polymetallic VHMS deposits, analogous to many of those in the provinces of Newfoundland and New Brunswick, as well as sediment-hosted stratiform base metal deposits.

Kremnica Project
Gold Exploration
Slovak Republic

Figure No. 3
Kremnica Gold Project
Slovak Republic

N
Czech Republic
Poland
Kremnica
Gold Project
Slovak Republic
Ukraine
Vienna
Bratislava
Austria
Hungary
Tertiary-age
Neovolcanics
0 25 50 100
kilometres

Figure No. 4
Kremnica Location Map

Banská Bystrica
Zvolen
Žiar nad Hronom
Banská Štiavnica
© Collins Bartholomew Ltd 2004

36

Figure No. 5

Kremnica License Location Map

N
Kremnica
Mining Licence
Kremnica Vein
System
Kremnica
Lutila Exploration
Licence
Lucky Exploration
Licence
Ziar nad Hronom
0
2
4
6
8
10
Kilometres

Acquisition Details

In March 2003, the Company signed a Letter of Intent with Argosy Minerals Inc. (“Argosy”) to purchase Kremnica Gold a.s. (“KG”), Argosy's wholly owned subsidiary in the Slovak Republic.  The only principal asset of KG was the Kremnica Gold Project, a mining license of 11.8 sq.km. that provides title to the Kremnica Mine and strike extensions drilled and evaluated by Argosy between 1995 and 1998.  The terms of the Letter provided for the Company to have a 90-day due-diligence period followed by a lump sum cash payment at which time ownership of KG would be transferred to the Company or a subsidiary of the Company.

In May 2003, the Company satisfactorily completed a due diligence program on the Kremnica Gold Project.  Consequently, a Purchase Notice was provided to Argosy, which set out a maximum 45-day period to complete the closing of this transaction.  The purchase price for the project was set at $500,000, payable in cash.

On 7/11/2003, the Company completed the acquisition of the Kremnica Gold project.  Funding of the $500,000 acquisition cost was provided through a loan from Quest Capital Corp.

The Company reviews the carrying value of its long-lived assets on a periodic basis and has determined that there has been no impairment of the value of the Kremnica project. The reviews for impairment are generally carried out through third party evaluation of the assets or internal tests based on estimated resources and current mineral resource values.

The Company also reviews its asset retirement obligations (“AROs”) at the end of each reporting period. The Company has determined that there have been no significant AROs in respect of the Kremnica project at the end of any financial period as there have been minimal land disturbances requiring immaterial expenses for reclamation.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Kremnica Gold Project is located at the center of Europe in central Republic of Slovakia.  The town of Kremnica is located 17 kilometers west of central Slovakia's largest city, Banská Bystrica.  The project area is accessible from Vienna, Austria by driving east across the border into Slovakia and then northeast through Bratislava, Nitra, Zlaté Moravce and Ziar nar Hronom.  The journey takes about four hours.  Kremnica has a population of about 7,000 and is accessible by train from Bratislava, the capital and largest city in Slovakia.

The Kremnica project comprises three contiguous properties; the Kremnica Mining License, the Lucky exploration license, and the Lutila exploration license in application.  The licenses are depicted in Figure No. 5.

The Kremnica Mining License (MHD-D.P. 12) was issued 1/12/1961, and remains valid in perpetuity.  The License is currently held by Kremnica Gold a.s., which is 100% owned by the Company.  The Main Mining Bureau is the permitting agency for mining projects.  The current permit is valid until December 2005 at which time a new permit for work must be obtained.  The mining license fee is currently approximately $2,222 per year.  Slovak law states that some work should be done within the license, or the license can be withdrawn.  The law is not specific on when, what, or how work must be done.  All known mineralization is contained within the mining license as well as areas for future operations, processing waste and tailings.

The Lucky exploration license was registered 6/5/2002, and became effective on 9/23/2002.  The license is held by Kremnica Gold a.s..  The license is granted for four years, after which a first review can extend the license for an additional four years.  A final review can extend the license for another two years, after which the license will lapse.  The annual license fees for Lucky are approximately $1,666.

The Lutila exploration license was granted to Kremnica Gold s.a. in January 2004; the annual license fee is $11,250.

As shown in Figure No 5, the three licenses are contiguous, and together cover all known prospective and mineralized areas within the Kremnica district.  The mining license and exploration licenses have been legally surveyed.  There are currently no other near-by metal claims or other companies working within the district.  Within the exploration licenses there are several registered clay deposits.  Currently two small clay pits are operating.  These clay licenses are not expected to have any material effect on the subject properties.

The Kremnica project is not known to be subject to any royalties, back-in rights, payments, or other agreements and encumbrances, excepting a payment to the Slovak State.  The Slovak State is entitled to a royalty to be paid as a percentage of net profits.  The rate of payment can be between 0% and 10% of net profit, but is open to negotiation between a mine owner and the State.  In the case of Kremnica, management expects that the payment would be close to 5% of net profit.

Current Slovak tax requirements are somewhat complicated and a new law approved by the parliament took effect on 1/1/2004 will enacted a flat corporate tax rate of 19%.

Prior Exploration

Gold mining commenced at Kremnica as early as the 8th century and is relatively well documented from the year 1328 forward.  Production has totaled 1.5 million ounces gold and 6.7 million ounces silver.  Production was from open pits and underground mine workings.  Extensive underground mining occurred within an area 4-kilometers long and 2-kilometers wide.  The largest relic of past mining is a surface depression in the Šturec area, measuring 600 meters long, and up to 200 meters wide, and 100 meters deep.  The district is pock marked with hundreds of pits, collapsed shafts and adits.

The Slovak Geological Survey and Rudne Bane (the state mining company) conducted modern exploration in the Kremnica district.  The exploration work, which led to discoveries, was initiated in 1962 and conducted intermittently through to 1990.  This work included driving four major exploration adits, more than 20 underground crosscuts, and both surface and underground drilling.  Exploration defined near-surface low-grade mineralization at Šturec and Vratislav.  No modern exploration was undertaken in the Wolf area, located another kilometer to the north.

Beginning in 1987, Rudne Bane mined 50,028 tonnes averaging 1.54 g/t gold from a small open pit located at Šturec.  The ore was treated with cyanide in a mill that operated at about 30 tonnes per day.  The operations were not profitable and closed in 1992.

Kremnica Banska Spolocnost (“KBS”), an investment company comprising former mine managers, obtained title to the Kremnica Mining Lease (MHD-D.P. 12) from the Slovak government on 4/1/1995.  In 1995, Argosy Mining Corporation of Vancouver formed a 100% owned Slovak Subsidiary, Argosy Slovakia s.r.o., which entered into a joint venture with KBS.  Argosy Slovakia purchased KBS’s share of the joint venture in April 1997, to control 100% of the mining license through its subsidiary Kremnica Gold a.s. Argosy completed a core drilling program in 1996 and a combined core and reverse circulation drilling program in 1997 for a total of 79 holes (12,306.7 meters).

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2004, 8/31/2003, and 8/31/2002 and for the Six Months Ended 2/28/2005 and 2/29/2004 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Introduction

Tournigan Gold Corporation (the “Company”) is a mineral exploration company.  Its main focus is on exploring two gold projects in Europe: Curraghinalt in Northern Ireland, where acquisition was initialized in November 2002 and finalized December 2004; and Kremnica in the Slovak Republic, where acquisition was initialized in February 2003 and finalized July 2003.

To fund this effort the Company has issued equity in numerous public/private placements of equity, stock-for-property arrangements, stock-for-debt arrangements, bridge loans, and the exercise of stock options/warrants.

Effective 3/26/2001, the Company consolidated its share capital on the basis of one new share for ten old shares.  All references to number of shares or to per share data refer to post-consolidation data unless otherwise indicated.

Financing Time Line

Refer to ITEM #10.A.6

The Company relied upon the exemption from registration in the United States provided by Regulation S for the following equity offerings:

In June 2002, the Company settled non arms-length accounts payable of $63,285 for management fees by issuing 421,900 common shares to Damien Reynolds, the President and a Director of the Company.

In June 2002, the Company settled arms-length Convertible Loans of $214,527 and other accounts payable of $43,553 by issuing 1,720,578 units at $0.15 per unit.  Each unit consists of one common share and one-half share purchase warrant whereby one full warrant may be exercised for a two year period to purchase one common share at $0.25 per share.

On 7/4/2002, the Company issued 2,000,000 units at $0.05 per unit, for total proceeds of $100,000.  Each unit consisted of one common share and 1/2 share purchase warrant, whereby one full warrant could be exercised for a one year period to purchase one common share at $0.10 per share.

On 9/27/2002, the Company completed a partially brokered financing by issuing 4,410,000 Special Warrants at $0.15 per Special Warrant for gross proceeds of $661,500.  Costs of the financing amounted to $32,446, resulting in net proceeds to the Company of $629,054.  Through an Agency Agreement dated 7/11/2002, the Agent, Canaccord Capital Corporation, sold 1,900,000 of the Special Warrants and the Company sold the remaining 2,510,000.  On 9/16/2003, each Special Warrant was converted into one unit consisting of one common share and one-half share purchase warrant.  Upon conversion, two half-warrants became exercisable into one common share at $0.25 per share, expiring 9/27/2004.  Pursuant to the terms of the Agency Agreement, Canaccord received a commission of 6% of the funds that were placed through it, which was paid by the issuance of 114,000 Series “A” Special Warrants which converted directly into 114,000 common shares on 9/16/2003.  Canaccord was also issued 285,000 Series “B” Broker’s Special Warrants (equivalent to 15% of the funds it placed) which were converted on 9/16/2003 into 285,000 warrants exercisable into 285,000 common shares at $0.25 per share, until 9/27/2004.  During the year ended 8/31/2004, 1,119,582 warrants from this Special Warrants Financing were exercised at $0.25 per warrant.  Subsequent to the year ended 8/31/2004, the remaining 1,370,418 warrants were exercised.

On 4/10/2003, the Company completed a financing by issuing 5,000,000 units at $0.25 per unit for gross proceeds of $1,250,000.  Each unit consisted of one common share and one common share purchase warrant.  Two warrants entitled the holder to acquire an additional common share at a price of $0.40 per share until 4/12/2004. The agent was issued 150,000 common shares as a corporate finance fee and was paid a commission of 7% of proceeds raised ($87,500).  The agent also received an “Agent’s Warrant” entitling the agent to purchase 750,000 common shares at a price of $0.25 per share until 4/12/2004.  The purpose of the offering was to raise funds to develop the Company’s gold projects in El Salvador and Northern Ireland.  During the year ended 8/31/2004, 3,223,500 warrants from this offering were exercised, and 26,500 warrants expired.

On 10/22/2003, the Company completed a partially brokered private placement of 10,295,000 units at $0.25 per unit for total gross proceeds of $2,573,750.  Each unit consisted of one common share and one-half share purchase warrant.  One whole share purchase warrant is exercisable at $0.30 per share until 12/31/2004.  The agents received a commission of 7% of the brokered amount of the financing, plus 904,000 warrants exercisable under the same terms as above.  Funds were used to repay a bridge loan from Quest Capital Inc., to advance the Company’s mineral projects in Northern Ireland and Slovakia, and for general working capital.  During the year ended 8/31/2004, 771,500 whole warrants from this private placement were exercised.

On 5/11/2004, the Company completed a partially brokered private placement of 10,276,107 units at $0.45 per unit for total gross proceeds of $4,624,248.  Partially brokered refers to the fact that Canaccord Capital Corporation and Pacific International Securities Inc. sold 4,624,250 of the Special Warrants and the Company sold the remaining 5,651,857. Pursuant to an Agency Agreement dated 5/11/2004, amongst the Company and the agents, Canaccord and Pacific International, an additional 203,610 units at the offering price of $0.45 per share for a total value of $91,625 were issued as payment of commissions, for a total of 10,479,717 units issued.  Each unit consisted of one common share and one-half share purchase warrant.  One whole share purchase warrant is exercisable at $0.65 per share until 11/14/2005.  Under the terms of the Agency Agreement, the agents received a commission of 8% of the brokered amount of the financing, of which $278,315 was paid in cash and $91,625 was paid in the above-noted 203,610 units consisting of one common share and one-half share purchase warrant.  The agents were also issued agent’s options consisting of 1,016,499 agent’s units, with each unit comprised of one common share and one-half agent’s share purchase warrant.  The 1,016,499 agent’s options are exercisable at $0.70 per unit until 11/11/2005, and the 508,248 agent’s warrants are exercisable into 508,248 common shares at $1.00 per share until 11/11/2005.  The private placement funds were raised for exploration on the Company’s Curraghinalt gold project in Northern Ireland, to fund a drill program at the Kremnica gold project in Slovakia, and to provide general working capital.

On 12/16/2004, a non-brokered private placement of 5,000,000 common shares was completed at $0.40 per share for gross proceeds of $2,000,000.  A finder’s fee, consisting of 6% of the gross proceeds in cash and 2% of the shares placed (100,000 common shares) was paid to a third party.  The shares are subject to a four-month trading hold period expiring on 4/10/2005.

On 12/16/2004, closing of the Ulster Minerals Limited acquisition agreement was completed.  The 5,000,000 shares delivered to Strongbow in April 2004 are subject to a pooling agreement such that 2,000,000 shares can be freely traded and a further 1,000,000 shares become free trading on each of April 30, 2005, October 31, 2005 and April 30, 2006.  A further 5,000,000 shares must be delivered to Strongbow upon the decision by the Company to construct a commercial mine.

Critical Accounting Policies

Management is required to make judgments/estimates/assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, the Company evaluates its estimates and assumptions.  It bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Senior Management has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs until a property has demonstrated proven reserves and production is anticipated; and the disclosure and calculation of stock-based compensation.

Recent Accounting Pronouncements

Since July, 2001, the United States Financial Accounting Standards Board FASB”) has issued pronouncements pursuant to Statements of Financial Accounting Standards (‘SFAS”) and Interpretations (‘FIN”) which are shown in the following table. The standards listed in the table have not had a material effect on the Company’s financial position or results of operations.

Date of Issuance	Standard Reference Number	Title Description
July 2001	SFAS 141 and SFAS 142	“Business Combinations” and “Goodwill and Other Intangible Assets.”
July 2001	SFAS 143	“Accounting for Asset Retirement Obligations.”
August 2001	SFAS 144	“Accounting for the Impairment or Disposal of Long-Lived Assets.”
April 2002	SFAS 145	“Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.”
June 2002	SFAS 146	“Accounting for Costs Associated with Exit or Disposal Activities.”
November 2002	FIN 45	"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."
November 2002	EITF 00-21	“Accounting for Revenue Arrangements with Multiple Deliverables.”
January 2003	FIN 46	"Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."
April 2003	SFAS 149	“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”
May 2003	SFAS 150	“Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”

US GAAP Reconciliation

(a) Stock-based compensation

The United States Financial Accounting Standards Board (“FASB”) has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB25”). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.  As at November 30, 2004, no compensation cost would have been recorded for any period under this method.  Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”), issued in October 1995, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

Under Canadian GAAP, the Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".  Under these recommendations, the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options for its fiscal year ended August 31, 2003, and recognizes an expense for options granted on or after September 1, 2003.  The Company also records stock-based compensation in respect of agents’ warrants issued in connection with common share placements, and includes the fair value thereof in share issuance costs.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant and of each warrant on the date of issue.  On the exercise of stock options and warrants, common stock is credited for consideration received, and for fair value amounts previously credited to additional paid-in capital.

(b) Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”).  SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company’s financial statements.  Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

(c) Mineral properties

Under Canadian GAAP, acquisition and exploration costs are capitalized.  Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established.  Under U.S. GAAP, mining properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

(d) Trading securities and available-for-sale securities

Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale.  During the three months ended November 30, 2004, the Company did not own any securities classified as either trading or held to maturity.  However, at 8/31/2004, the Company did own securities classified as available-for-sale.

The Company’s long-term investment consists of equity securities and is classified as available-for-sale, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of other comprehensive income.

Gains and losses on the sale of securities available-for-sale are determined using the specific identification method and are included in earnings. The Company uses the average cost method to determine the gain or loss on investment securities held as available-for-sale, based upon the accumulated cost bases of specific investment accounts.

At February 28, 2005, the market value of the Company’s marketable securities was $54,000, and the market value of the long-term investment was $200,000.

(e) Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, addresses standards for the reporting and display of comprehensive income and its components.

Comprehensive income includes net income and other comprehensive income.  Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States GAAP. For the period ended February 28, 2005 and the year ended August 31, 2004, other comprehensive income includes foreign currency translation losses of $4,300 and $7,981 respectively.

(f) Net earnings (loss) per share

Under U.S. GAAP, performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.  The Company's 9,375 common shares held in escrow are not performance based and therefore no adjustments have been made to the calculation of earnings per share.

SFAS No. 128 “Earnings Per Share” simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined.  The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures.  Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period.  Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

Diluted EPS has not been disclosed as the effect of the exercise of the Company’s outstanding options and warrants would be anti-dilutive. Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As at February 28, 2005 the Company had 4,855,000 (2003: 3,050,000, 2002: il) stock options outstanding and 6,889,604 (2004: 11,029,044) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

(g) Amortization

Under Canadian GAAP, property and equipment are recorded at cost and are amortized over their estimated useful lives as follows:

Computer and electronic equipment	30% declining balance basis
Office and field equipment	20% declining balance basis
Software	50% declining balance basis
Leasehold improvements	over the term of the lease

Under U.S. GAAP, property and equipment are recorded at cost and are amortized on a straight line basis as follows:

Computer and electronic equipment	3 years
Office and field equipment	5 years
Software	2 years
Leasehold improvements	over the term of the lease

Six-Months Ended 2/28/2005

Performance Summary

The following is a summary of significant events and transactions that occurred since the last fiscal year end:

a.  Raised private placement proceeds of $2 million by issuing 5.1 million shares on the completion of a private placement;

b.  Received proceeds of $1.9 million by issuing 6.5 million shares on the exercise of options and warrants;

c.  Completed 3,391 meters of drilling at Kremnica, including 861 meters of step-out drilling around the Kremnica property and 2,458 meters of exploration drilling at the Kremnica South;

d.  Acquired an additional exploration 37 sq.km. license area adjoining the

    Kremnica South area of interest;

e.  Entered into a joint venture on the Brehov precious-metal-rich VHMS project in eastern Slovakia Republic;

f.  Completed an infill diamond drilling program of 20 holes covering a total of 2,998 meters within the current Curraghinalt area of interest;

g.  Reached an agreement in principle with the Police Service of

    Northern Ireland regarding the use of commercially proven, cost-effective modern blasting technology at Curraghinalt;

h.  Technical Report on Curraghinalt received and published, prepared to

    National Instrument 43-101 standards.

Properties

Kremnica Gold Project, Slovak Republic

Project Description

The Company owns 100% of the Kremnica gold project through its wholly-owned Slovakian subsidiary, Kremnica Gold a.s. (“Kremnica Gold”).  The project is located in the town of Kremnica in central Slovak Republic, 190 kilometers northeast of Vienna, near the geographic centre of Europe.  It includes a mining license of 12 square kilometers, which provides title to the historic Kremnica mine, and exploration licenses covering 123 square kilometers.

The Kremnica mining license is designated by state and local government for mining.  As well, the city plan for the town of Kremnica includes the Kremnica mining license as an active mining area.  The Kremnica deposits were mined intermittently for 700 years, until 1992, with recorded production of 1.5 million ounces of gold and 9 million ounces of silver.

Kremnica is a Tertiary volcanic hosted low to medium-sulphidation epithermal gold-silver deposit located at the northwest end of the relict Carpathian volcanic arc, which is known for its numerous large precious metal and base metal epithermal and porphyry deposits.  Gold-silver mineralization is associated with massive, sheeted and stockwork quartz veins and silicified hydrothermal breccias hosted in argillic to propylitic altered andestite flows and lesser rhyolite dikes.  The principal vein system at Krenica has a strike length of at least 7 kilometers, with vein sets that are up to 150 meters thick.

There are many zones of mineralization that have been identified at Kremnica, with the four major areas being: the main Sturec deposit; the Vratislav, the Wolf, and the South Ridge prospects.

An updated preliminary assessment on the Sturec deposit at Kremnica was completed in January 2004 by Beacon Hill Consultants. The assessment produced a more cost-effective open-pit waste stripping ratio than an earlier scoping study, and indicated that a 36% larger conceptual mineralization was contained within the boundaries of the Sturec open-pit model.  Management believes that the satellite targets of Vratislav, Wolf and South Ridge also represent good potential for the discovery of additional mineralization.

Kremnica Current Exploration

In March 2005, Tournigan extended its license holdings by an additional 37 square kilometers south of the existing Lutila License at Kremnica South.  The new “Vyhne” exploration license covers similar geology and hydrothermal alteration that occurs at Kremnica South, and brings Tournigan’s exploration holdings to 123 square kilometers at Kremnica South, along with the 12 square-kilometer Kremnica Mining License.

At the Vratislav prospect, Tournigan completed 4 diamond drill holes totaling 521 meters with results including 22.6 meters grading 7.78 g/t from drill hole KG V-7, indicating continuation of robust ore-grade gold mineralization extending down-dip of the known zone of historically mined gold-silver mineralization.  The Company intends to follow up this drill program with additional step-out drilling that will further test and delineate along-strike and down-dip extensions of gold-silver mineralization.

At Wolf, the Company completed 340 meters in 3 diamond drill holes.  The program was designed to test the existence and tenor of gold-silver mineralization and extent of historic mining workings.  Results from the program revealed similar thicknesses of somewhat weaker gold and silver mineralization.  Extensive historic underground mine workings were also encountered, suggesting previous extraction of significant amounts of the higher-grade gold-silver mineralization.  Tournigan will review all data from the Wolf zone to determine possible future exploration activities.

In October 2004, the Company began exploratory drilling on the Kremnica South prospect, situated 3 kilometers to the south and along strike of the main Kremnica gold mineralization and the site of the former Kremnica gold mine, one of Europe’s largest historic gold producers.  Kremnica South had not been drill tested until Tournigan initiated its program.

Geological mapping, reconnaissance rock sampling and a soil-geochemistry survey was conducted over a roughly 30-square-kilometer area to identify and prioritize drill targets with the potential to uncover existence of another Kremnica-style gold mineralization at depth.  Strong multiple-element geochemical anomalies were documented throughout the area.

The Kremnica South exploration drilling program has led to the discovery of epithermal gold mineralization in two related zones; Certov Vrch and Bartasova Lehotka, located within a 30-square-kilometer area of hydrothermally altered volcanic rocks.  All of the drill holes completed at Kremnica South were analyzed for the pathfinder metallic elements arsenic, antimony and mercury, and the range of pathfinder anomalies found within the core samples is considered highly significant.

The Kremnica South drill program initially focused on a one-square-kilometer area of anomalies at the top of Certov Vrch (“Peak”), a prominent ridge composed of strong clay and silica altered rhyolite flow domes and pyroclastic rocks, and along a three-kilometer long silicified ridge projecting south and downhill from the east side of Certov.  Two diamond drill rigs completed nine drill holes in 2,458 meters of core at Kremnica South; at Certov Vrch, Tournigan completed seven drill holes totaling 2,037 meters and at Bartosova Lehotka, approximately two kilometers SSE of Certov, a total of 421 meters were completed in 2 drill holes.

Phase 2 exploration drilling at Certov and Bartosova Lehotka began in the first quarter of 2005.  A further hole totaling 350 meters was drilled at Bartosova Lehotka to test the structure and identify the boiling zone at the epithermal system, prior to a drilling halt due to poor weather.

Exploration at Kremnica also included trenching across soil geochemistry gold anomalies in the area between Sturec and Certov.  The tested anomalies are interpreted to represent southern extensions of the Sturec vein system.  Three trenches were excavated and sampled.  Several intervals of mineralized quartz veins hosted by altered andesite were encountered.  The Company plans to drill tested to shallow depths this trench anomaly and additional soil anomalies.

Considering the size of the area of hydrothermal alteration and surface geochemical anomalies relative to the area actually drill-tested, and in light of the gold-silver mineralization discovered during Phase 1 drilling, Tournigan believes that there is a good probability of higher-grade gold-silver zones of significant volume existing in the Kremnica South prospect area.

Kremnica Financial

Total expenditures at Kremnica in the six-month period were $1,082,102, predominantly comprised of the drilling at Kremnica South, Vratislav and Wolf ($602,531) and geological field work described above. Exploration at Kremnica has progressed significantly since the February 2004 quarter, when expenses of $179,059 were recorded, and this rate of expenditures are expected to continue.

Curraghinalt Gold Project, Northern Ireland

Acquisition Terms

The Company has a 100% interest in the Curraghinalt gold project through its wholly-owned subsidiary, Ulster Minerals Limited (“Ulster”), a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt deposit.  On 12/16/2004, closing of the Ulster purchase agreement was completed.  The 5,000,000 shares delivered in 2004 to the vendor, Strongbow Resources Ltd. are subject to a pooling agreement such that 2,000,000 shares can be freely traded and a further 1,000,000 shares become free trading on each of 4/30/2005, 10/31/2005 and 4/30/2006.  In addition, the Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell and Strongbow is entitled to put forward one nominee for election to the Tournigan board of directors.  The Company must also pay Strongbow 20% of the tax savings from Ulster’s tax loss carry-forwards when utilized.  The tax loss carry-forwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects.  A further 5,000,000 common shares are to be issued to Strongbow on the decision by Tournigan to go into commercial production at Curraghinalt.

Project Description

The project is located in central Northern Ireland, approximately 127 kilometers west of Belfast and approximately 15 kilometers northeast of the town of Omagh, in County Tyrone.  The Curraghinalt property consists of 346 square kilometers contained in two adjoining exploration licenses.

The mineralization at Curraghinalt consists of a series of sub-parallel, closely spaced northwest-southeast striking mesothermal quartz-sulphide veins localized between a set of east-west striking shear zones.  The Curraghinalt deposit vein system and occurrences of other gold mineralized quartz veins, as well as rock and soil gold geochemical anomalies occur within an eight-kilometer-long, west-northwest trending corridor referred to as the “Curraghinalt Trend”.

Curraghinalt Historical Results

Previous exploration on Curraghinalt in the early 1980’s included 255 drill holes totaling 17,783 meters (HQ and NQ size), 697 meters of underground work, and 2,856 meters of surface trenching.  Tournigan began its exploration on the property in April 2003 after a field office was opened in Gortin, County Tyrone, Northern Ireland.  Work programs completed to date include compilation and review of the historical database, underground geologic mapping and structural analysis, soil geochemical surveys, infill and step-out drilling, and limited geophysical surveys over the Curraghinalt vein system.

The mineralized veins that comprise the Curraghinalt project are moderate to steeply dipping and average 1.2 meters in width, with a range from five centimeters to more than three meters as they pinch and swell.  Exploration by Tournigan and previous operators demonstrated the potential for gold mineralization at Curraghinalt to continue both along and across strike of the presently defined Curraghinalt veins.

Curraghinalt Mineralization Estimate

In January 2005, an independent updated gold mineralization estimate of Curraghinalt was completed by John Tully & Associates and a summary of the results of the technical report, prepared in accordance with National Instrument 43-101 (“NI 43-101”) standards, was published.  The mineralization estimate used data from Tournigan’s large pre-existing database, including 211 historic diamond drill holes, as well as 19 in-fill diamond drill holes completed by Tournigan, and incorporated a detailed review of the mineralized vein system with the primary focus on structural analysis.  This level of structural analysis was not previously conducted on the deposit and enables a much higher level of understanding of the deposit.

The mineralization calculation focuses exclusively on the shallow zones (depth to approximately 160 meters) that have been comprehensively drill-tested.  Less than half of the 1.9 kilometer strike length of the Curraghinalt vein system currently identified was included in this estimate.  In addition, results from Tournigan’s deep diamond drill hole CT 26 are not included.  Future exploration will target these extensions along strike and to depth.

The mineralization estimate includes recommendations for additional drilling to increase tonnage and additional underground work to upgrade the classification of the mineralization.  John V. Tully, P.Geo, Tournigan’s independent Qualified Person and author of the technical report states that detailed drilling and underground work has delineated the 800-meter strike length of the veins that make up the Curraghinalt project.   Directly to the east, an additional 800 meters of strike extension of the Curraghinalt veins has been identified by wide-spaced drill holes and trench sampling.

As a result of the technical review, a two phase advanced exploration program was designed by Mr. Tully and James Walchuck, Tournigan’s then VP Mining and current President and COO, to extend the existing underground work, and conduct bulk sampling to develop valuable information on ground conditions in and around the veins, data on potential mining dilution, and mining methods.

Project Planning

The Curraghinalt deposit is a high-grade inferred mineralization that management believes has potential for growth.  The Company’s plan for Curraghinalt is to advance the project through all the requisite steps for permitting, building, and operating an underground gold mine, subject to completion and acceptance of satisfactory pre-feasibility and feasibility studies. The permit approvals will include permission for underground work and bulk sampling to upgrade the current mineralization.  In anticipation of initiating the mine planning process, the Company applied for a permit for the use and storage of blasting explosives and, in January 2005, Tournigan reached an agreement in principle (AIP) with the Police Service of Northern Ireland regarding the use of commercially-proven, cost-effective modern blasting technology at Curraghinalt.  The AIP will permit the Company to use this new technology, both in respect of its present exploration activities and any future mining activities that may be undertaken at Curraghinalt.

Curraghinalt Current Exploration

Exploratory drilling by Tournigan at the Curraghinalt gold project began in July 2003.  Drilling was initially conducted immediately southeast and along strike of the pre-existing historical mineralization.  Subsequent in-fill diamond drilling within this historical area focused on increasing definition and upgrading of the pre-existing gold mineralization estimate at Curraghinalt.

As of April 30, 2004, 4,387 meters of diamond drilling using primarily HQ and limited NQ core had been completed in 26 drill holes.  As part of this program, Tournigan completed 2,998 meters of in-fill drilling in 19 holes at Curraghinalt, all located within the boundaries of the various historical mineralization estimates.

The Company is carrying out an assessment of the implications of deep drill hole CT 26, which returned ore-grade intervals at deeper intersections in all of the mineralization veins than all prior drill holes.  Results show that all of the main mineralization veins extend to a much greater depth than was previously defined, including an intersection of the No. 1 vein at approximately 355-meters below surface.  Importantly, the results include discovery of a new vein and increased widths of existing veins.

Tournigan expects approval in the near future of five applications for additional exploration licenses in Northern Ireland, in County Tyrone, County Derry and County Antrim, which cover 1,056 square kilometers of Dalradian-group rocks similar to those at Curraghinalt.  Reconnaissance stream sediment geochemical survey and geologic exploration survey programs designed to identify priority areas for detailed exploration are planned for these new licenses.  Tournigan has also been granted 15 exploration licenses totaling 620 square kilometers of Dalradian stratigraphy in Donegal, Republic of Ireland believed prospective for Curraghinalt-type gold veins.  Reconnaissance geologic and stream geochemistry surveys are planned for 2005 on the Donegal licenses.

In early 2005, the Company drilled two diamond drill holes south of the Curraghinalt deposit in an area known as the Crows Foot – Bend structural zone.  As announced 4/12/2005, the drill holes were situated to intersect mineralization reported in historical trench results, 150 meters across strike from the 106-6 vein, the southernmost vein of the Curraghinalt gold project.  Drill holes CT-27 and CT-28 confirmed the presence of five new parallel veins hosting gold mineralization, three more than identified by the trenching program.  The veins remain open along strike and down dip.  Vein 5 is likely the Bend Vein.

Curraghinalt Financial

During the six-month period, $1,025,692 was incurred in exploration costs at Curraghinalt compared to $843,880 for the same period last year.  While drilling and assay expenses were higher in 2004, the Company’s preliminary data compilation and permitting work in anticipation of pre-feasibility studies was higher in 2005.  Expenses incurred for data compilation and preliminary work ahead of permitting is expected to continue at this rate.  Consulting fees and salaries were higher in 2005 due to the increased personnel and management necessary in Northern Ireland as the project develops.

Financial -- Six Months Ended 2/28/2005

For the six months ended 2/28/2005, the Company’s net loss was ($1,316,083), 4% larger than the 2004 net loss of ($1,268,034) for the same period.  The loss was comprised of consulting fees and wages of $351,780, travel of $185,123, stock-based compensation for consulting of $244,200, legal and professional fees of $156,787, promotion/investor relations costs of $97,062, and all other expenses totalling $281,131.  The $78,387 increase in general/administration costs over the previous period included a $220,750 reduction in stock-based compensation.  Generally, the increased expenditures were the result of increased activity.

Of the $351,780 incurred in consulting fees and salaries, $156,000 (2004 = $111,475) is comprised of fees to related parties, including the President, CFO, Executive Vice President, and the Board of Directors.  Other consulting fees/salaries were $195,780 (2004 = $134,551).  The increase in related party fees is primarily due Chairman’s fees of $2,500 per month and directors’ fees of $1,000 per month per director, which were not incurred in prior year.

Legal and professional fees of $156,787 includes audit fees of $36,400, legal fees of $91,926, and other fees of $28,461.  Travel expenses of $185,123 (2004 = 155,472) were primarily incurred by management in respect of general corporate activities including meetings with financial groups in Toronto, London and Frankfurt, and property legal due diligence in Slovakia.

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents’ warrants issued, as determined by the Black-Scholes pricing model.  During the six-month period ended 2/28/2005, the Company made an adjustment of $142,450 for options issued in the first quarter.  In the year-to-date period, the Company recognized $244,200 as a stock-based compensation expense for stock options granted (2004 = $464,950).  The amount was credited to contributed surplus.

Mineral exploration expenditures

Mineral exploration expenditures were $2,117,040 in the six-month period versus $1,088,110 in the same period last year.  The main reason for this increase is due to the addition of work programs at Kremnica.  Mineral property expenditures were slightly down in the second quarter compared to the first fiscal quarter due to seasonal fluctuations in exploration programs.  Overall operations on the Company’s properties have generally expanded over last year with the initiation of drilling programs at the Kremnica properties.

Investor Relations

Investor relation activities are managed primarily by the President, Damien Reynolds.  The investor-relations team also includes The Windward Agency (retained in the first quarter) to provide targeted investor relations activities in North America at a rate of US$4,000 per month, and B.I.G. Communications Inc. of Frankfurt, Germany at a rate of $5,000 per month.   In the year-to-date period, the investor relations costs of $97,062 (2004 = $63,373).  In the six-month period, the Company also granted Windward 150,000 stock options exercisable at $0.45 per share for a period of five years, subject to vesting requirements.  During the year, the Company participated in industry trade shows in North America as well as in Europe.

Liquidity

At 2/28/2005, the Company had working capital of $3,835,600 and a cumulative deficit of ($32,824,447).  The cash component of working capital as at the end of this quarter ending 2/28/2005 was $3,942,535.

Working capital is sufficient for the Company to carry out its recommended exploration work programs and fund corporate overhead at least until February 2006.  The Company has budgeted current funds for programs to continue to advance the Kremnica and Curraghinalt gold projects, and is investigating certain other exploration projects.

Additional financings would be required to conduct further exploration work on the projects and to place any project (if feasible) into production.  While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

Capital Resources

Year to date, the Company’s operations have been predominantly financed by private placements and warrant/stock option conversions.  In the six-month period, the Company issued 6,550,415 shares on the exercise of warrants and stock options, for proceeds of $1,895,353.  During the six months ended 2/28/2005, the Company issued 5,100,000 shares pursuant to a private placement, including agent’s fee shares, for proceeds of $2,000,000.

Additional financings would be required to conduct further exploration work on the projects and to place any project (if feasible) into production.  While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

At 4/30/2005, the Company had 62,157,068 issued and outstanding common shares.  There are 6,889,605 warrants outstanding with exercise prices ranging from $0.27 to $1.00 and expiry dates ranging from 7/10/2005 to 11/14/2005.  There are 4,955,000 stock options outstanding at 4/30/2005, with exercise prices ranging from $0.25 to $0.50 and expiry dates ranging from 5/21/2008 to 2/16/2010.

Off Balance Sheet Transactions

Leased premises:  On 4/1/2004, the Company entered into a five-year-plus-three-month lease agreement for office space.  Annual lease commitments are: $107,520 for 2005, $109,004 for 2006, $116,424 for 2007, $116,424 for 2008, and $97,020 for 2009, for an aggregate of $546,392.

Exploration licenses:  The Company holds, or is in the final stages of application for, exploration licenses in Northern Ireland, the Republic of Ireland and the Slovak Republic.  Licenses in each country have the following commitments for exploration expenditures in the 2005 calendar year: Northern Ireland, $721,000; Republic of Ireland, $84,000; and Slovak Republic, $24,000.

Acquisitions:  In connection with the purchase of Ulster, the Company must issue 5,000,000 common shares to Strongbow upon the decision of the Company’s board of directors to initiate construction of a mine within the license area.  The Company must also pay Strongbow 20% of the tax savings from Ulster’s tax loss carry-forwards when utilized.

Dispositions:  In connection with the terms of an agreement to sell its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor, Condor is required to list its common shares on a Canadian or Australian stock exchange by 7/31/2005.  If this condition is not met, the projects would be returned to the Company and the Company would be obligated to reimburse Condor for expenses incurred on the projects.  As of 6/30/2004, Condor had expended approximately $320,000 on the projects.

Transactions with Related Parties

Transactions with related parties occurred in the normal course of operations and are measured at the agreed amount, which is the amount of consideration established and agreed to by the related parties.

The Company has recorded the following related party transactions:

(a)  incurred consulting fees to related parties in the three months ended

     2/28/2005 of $73,500 ($156,000 in the year-to-date period), comprised of:

     i.    total directors’ fees of $15,000 ($30,000 in the six-month period ended 2/28/2005) as follows;

	3 months ended 2/28/05	6 months ended 2/28/2005
Peter Bojtos	$3,000	$6,000
Michael Hopley	$3,000	$6,000
David Montgomery	$3,000	$6,000
Ronald Shorr	$3,000	$6,000
Yale Simpson	$3,000	$6,000
	$15,000	$30,000

     ii.   fees to the Chairman, Hein Poulus, of $7,500 ($15,000 in the six-

 month period);

     iii.  administrative fees of $18,000 ($36,000 in the six-month period) to the Executive VP, Garry Stock;

     iv.   management consulting fees of $30,000 ($60,000 in the six-month period) to the President, Damien Reynolds.

(b)  amounts recovered from related parties in the three months ended

  2/28/2005 of  $46,788 ($81,285 in the year-to-date period), comprised of:

     i.   $36,817 from Lalo Ventures Ltd., a public company related by certain common officers, including rent of $9,742 ($19,740 in the six-month period) and office expenses of $27,075 ($41,938 in the six-month period);

     ii.  $5,761 from Exeter Resource Corporation, a public company related by a common director, including rent of $4,500 ($10,261 in the six-month period) and office expenses of $4,210 ($9,346 in the six-month period).

(c)  As at 02/28/2005, the President, Damien Reynolds was indebted to the Company for $59,958. The loan was unsecured, short-term and re-paid by the due date of 5/25/2005.

Fiscal 2004 Ended 8/31/2004 compared to Fiscal 2003

Performance Summary

The following is a summary of significant events and transactions that occurred during Fiscal 2004 Ended 8/31/2004:

a. entered into a letter agreement to acquire a 100% interest in Ulster

   Minerals Limited, the owner of the exploration license for the Curraghinalt gold project;

b. raised proceeds of $7.2 million and issued 20.6 million shares on the completion of private placements;

c. received proceeds of $2.8 million and issued 11.3 million shares on the exercise of warrants and options;

d. appointed James Walchuck as VP Mining to lead the advancement of the

   Curraghinalt and Kremnica gold properties while Kent Ausburn, VP

   Exploration focuses on exploration;

e. initiated a pre-feasibility study on the Curraghinalt gold project;

f. completed an infill diamond drilling program of 20 holes covering a total of 2,998 meters within the current Curraghinalt mineralization block;

g. completed a scoping study on the Sturec gold deposit at Kremnica;

h. completed 861-meters of step-out drilling around the Kremnica project and 2,458 meters of exploration drilling at the Kremnica South prospect after recompilation and interpretation of prior exploration data; and

i. graduated to a Tier 1 issuer listing status on the TSX Venture Exchange.

Curraghinalt Gold Project, Northern Ireland

The Company owns 100% of the Curraghinalt gold project through its wholly-owned subsidiary, Ulster Minerals Limited (“Ulster”), a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt and Tyrone gold projects located in County Tyrone, Northern Ireland.  Under the terms of the agreement for the acquisition of Ulster, which closed on 12/16/2004, the Company issued 5,000,000 common shares during the year at a recorded fair value of $2,350,000.  The acquisition requires future commitments by The Company.

Prior to the Company’s acquisition of Ulster, exploration on the property was conducted under a 11/7/2002 letter agreement with Strongbow Exploration Inc., which owned Northern Ireland exploration licenses including the Curraghinalt gold project.  Field work began on both the Tyrone and Curraghinalt projects in April 2003 after a field office was opened in Gortin, County Tyrone, Northern Ireland.  Exploratory drilling by Tournigan at the Curraghinalt gold project began in July 2003.  Drilling was initially conducted immediately southeast and along strike of the pre-existing historical mineralization.  Subsequent in-fill diamond drilling within this historical deposit area focused on increasing definition and upgrading of the pre-existing historical gold mineralization estimate at Curraghinalt.

As of mid-January 2005, 4,387 meters of diamond drilling were completed in 26 drill holes at Curraghinalt.

A pre-feasibility study was initiated in July 2004 at Curraghinalt.  Work on the study was deferred until the completion of an independent mineralization estimate and assessment of the effect of drill hole CT 26, which returned ore-grade intervals at deeper intersections in all of the mineralization veins than all prior drill holes.

In September 2004, the Company commissioned a technical report to be completed according to Canadian National Instrument I 43-101 (“NI 43-101”) standards.  This mineralization estimation includes 210 historic diamond drill holes, as well as the Company’s 20 in-fill diamond holes.  The independent mineralization study will provide a detailed review of the mineralized vein system with the primary focus on structural analysis.  This level of structural analysis was not previously conducted on the deposit and will provide a much higher level of understanding of the deposit.  The Company announced the results of this independent technical report and mineralization estimate in January 2005 and began to formulate its plans for the exploration and potential advancement of the Curraghinalt property.

The twenty in-fill holes drilled to August 31st are positioned within the boundaries of the various historical mineralization estimates.  The Company continued to develop the exploration potential at Curraghinalt, with a new phase of step-out drilling planned to confirm the continuity of mineralization along strike to the east, as well as shallow drilling of rock and soil gold geochemical anomalies north and northeast of the main Curraghinalt veins.

Kremnica Gold Project, Slovak Republic

In July 2003, the Company acquired from Argosy Minerals Inc. (“Argosy”) 100% of Kremnica Gold a.s. (“Kremnica Gold”), Argosy’s wholly owned subsidiary in the Slovak Republic, for a purchase price of CDN$500,000.  The principal asset of Kremnica Gold is the Kremnica gold project, including a mining license of 12 square kilometers that provides title to the Kremnica mine and strike extensions drilled and evaluated by Argosy during 1995-1998.

The Kremnica gold project was the subject of a preliminary assessment in January 2004.  This preliminary assessment produced a more cost-effective open-pit waste stripping ratio and indicated that a 36% larger conceptual mineralization area was contained within the boundaries of the Sturec open-pit model.  These preliminary assessment results do not include the Vratislav, Wolf and South Ridge zones, which represent upside potential to the centrally located main Sturec zone, nor do they include the potential for a new discovery at Kremnica South.  Vratislav, Wolf and South Ridge are “satellite” areas of mineralization adjacent to and on strike with the main Sturec deposit where historic mining and previous exploration delineated gold-silver mineralization that is still open for additional exploration.

At Kremnica South, the Company is investigating the potential undiscovered existence of another Kremnica-style gold deposit.  Kremnica is postulated to have once contained 5-to-6 million ounces of gold prior to the start of recorded production in the year 1328.  The area around Kremnica South could host a similar deposit that was hidden from previous explorers by a cap of less-mineralized hydrothermally-altered (strong clay alteration and silicification) rhyolite flows and tuffaceous rocks.

The Company began a multi-stage program in and around Kremnica, including exploration drilling at Kremnica South and step-out delineation drilling in the adjacent satellite mineralization areas.  Geological mapping, reconnaissance-rock sampling and a soil-geochemistry survey was conducted over a large area of Kremnica South in order to identify and prioritize drill targets.

In August 2004, The Company began an exploration-drilling program at Kremnica.  The Vratislav zone of mineralization occurs in a broad area that extends from 500-to-1,000 meters north of and on strike with the main Sturec area of mineralization.  At Vratislav, four diamond drill holes totaling 522 meters were completed, with results indicating continuation of robust ore-grade gold mineralization extending down-dip of the known zone of mineralization at Vratislav.

The Wolf zone of mineralization occurs in an area that extends from 1.5- to-2 kilometers north of and on strike with Sturec and begins roughly 500 meters north of Vratislav.  A total of 341 meters was completed in three diamond drill holes at Wolf.  The program was designed to test the existence and tenor of gold-silver mineralization and extent of historic mine workings beyond the delineated strike extent of known mineralization.  Results from the Company drill program revealed similar thicknesses of somewhat weaker gold and silver mineralization extending 50-to-100 meters beyond the previously delineated zone.  Extensive historic underground mine workings were also encountered, complicating drilling and core recovery and suggesting previous extraction of significant amounts of the higher-grade gold-silver mineralization.

Additional drilling was planned for early 2005 as follow-up to the initial phase of exploration drilling at Kremnica South.  The 2005 Kremnica South drill program will be based on results of the initial drill results.  The initial phase of Kremnica South drilling in late 2004 focused on targets generated by the geologic and geochemical surveys previously described.

Exploration trenching over rock and soil gold geochemical anomalies located immediately south of and on strike with the mineralized veins at Sturec was also planned for early 2005.  The trenching program is designed to discover direct continuation of the mineralized Sturec veins in the younger andesite volcanic stratigraphy which underlie the younger rhyolite tuffs and flows at Kremnica South.

El Potosi and Cerro Pedernal Projects, El Salvador

On 8/24/2002, the Company entered into a Memorandum of Understanding with Brett Resources Inc. whereby the Company could acquire a 100% interest in the El Potosi project, and a 60% interest in the Cerro Pedernal project, both of which are located in El Salvador.

During the year ended 8/31/2003, a satellite imagery study of both the El Potosi and Cerro Pedernal projects in El Salvador was conducted, but due to image quality, the results of this study permitted limited application to evaluation of the projects.  During the first quarter of Fiscal 2004, the Company contracted a consulting geologist to conduct a preliminary reconnaissance sampling and geological mapping program on the Cerro Pedernal property and incurred costs of $44,390.  Results from the program were determined by the Company to be insufficient to justify additional work at that time.  Because of an evolving corporate mandate to focus the Company exclusively on gold projects in Europe, a decision was made to not complete any field work on the property but rather meet the remaining 2003 payment requirement to Brett Resources for El Potosi and pursue a re-structuring whereby the Company would not participate in any direct operational involvement but would continue to maintain a reduced equity position in the projects.  Costs of $122,476 were incurred on the projects during Fiscal 2003.

On 2/18/2004, the Company agreed to sell its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor Securities Limited (“Condor”), a private Australian corporation, for consideration of 8,000,000 common shares of Condor at a fair value of $200,000.  The investment in Condor represented 24% of Condor’s outstanding common shares.  However, the Company does not consider the investment to be an equity investment because the Company does not have, nor have the ability to exercise, significant influence on the affairs of Condor.

Post-closing terms of the agreement required that Condor list its common shares on a Canadian or Australian stock exchange.  If this condition is not met, then the projects would be returned to the Company and the Company would be obligated to reimburse the expenses incurred by Condor on the projects.

The Company incurred total costs of $197,843 on its El Salvador projects, including $66,558 during Fiscal 2004.  Consequently, a gain of $2,157 was recorded on disposition.

Financial

The Company’s net loss of ($2,319,019) was mainly comprised of consulting fees and wages of $662,254, travel of $342,598, legal and professional fees of $207,073, and stock-based compensation of $581,500.  All other expenses, totaling $525,594, consisted of investor relations, communications, amortization, interest, office expenses, and regulatory fees.  The net loss for the year was 61% larger than the FY2003 net loss of ($1,439,167).  With the exclusion of stock-based compensation, the loss was 19% larger than the prior year, due to increased overhead costs resulting from larger premises, and additional employees and senior management personnel.

Of the $662,254 incurred in consulting fees and salaries, $450,475 is comprised of fees to related parties.  Other consulting fees and salaries were $211,779 (2003 - $263,776).  Consulting fees to related parties include the President, CFO, Executive Vice President, the Board of Directors, and a former director.  In FY2003, consulting fees to related parties were $149,955.  The increase in related party fees is primarily due to the following items which did not occur in the prior year: Chairman’s fees of $2,500 per month, directors’ fees of $1,000 per month per director, and a $60,000 bonus granted to the President.

Travel expenses were incurred primarily by directors and management in respect of ongoing exploration activities on the Company’s European mineral property interests, travel required to assist with overseas investor relations activities, and for general corporate purposes.  As exploration activity increased, so did travel requirements.  Professional fees of $207,073 for the year were primarily legal in nature and reflected the costs associated with property and corporate agreements, and the general corporate requirements of a public company.  Professional fees of $222,113 were incurred in the prior year for the same reasons.

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents’ warrants issued in connection with private placements, as determined by the Black-Scholes pricing model.  As a result of options granted and agents’ warrants issued in the year, $664,053 was recorded as a credit to contributed surplus.  As a result of the exercise of stock options and agents’ warrants during the year, $35,771 was debited to contributed surplus and credited to the value of the options and warrants exercised.

Most components of other expenses of $525,594 (noted above) recorded increases in 2004 over 2003.  Specifically, investor relations increased to $136,121 from $72,849 due to a combination of a series of print and Internet campaigns in European trade publications and websites.  During the 2003 and 2004 fiscal years, all other promotional costs were comprised of meetings costs, meals and entertainment.

Investor Relations

Investor relation activities are managed primarily by the President, Damien Reynolds.  During the year, the Company attended several industry trade shows in North America and Europe, and sponsored a number of investor group meetings and presentations.  These activities were an important part of the Company’s achievement of raising $7.2 million from private placements during the year.

In February 2004, the Company entered into an investor relations agreement with Better Investment Group Communications at a rate of $5,000 per month.  The Company also granted Better Investment Group 150,000 stock options exercisable at $0.35 per share for a period of five years, subject to vesting requirements.  Better Investment Group is headed by Pascal Geraths, in Frankfurt, Germany.  During the year, Mr. Geraths represented the Company and assisted with its investor relations and promotion in Europe, mainly in Germany.

Liquidity

At 8/31/2004, the Company had working capital of $3,255,080 and a cumulative deficit of ($31,508,364).  The cash component of working capital as at 8/31/2004 was $3,790,091, an increase of $3,592,743 over the previous year.

At 8/31/2004, the Company estimated its working capital to be sufficient to carry out its recommended exploration work programs and fund corporate overhead for the next 18 months, until February 2006.  In addition, the Company received $3,894,354 subsequent to yearend from the exercise of warrants, options and the completion of a private placement.  Therefore, the Company has budgeted current funds to bring the Curraghinalt gold project to initial feasibility stage and the Kremnica gold project to the engineering pre-feasibility stage, should exploration and analysis results permit.

Capital Resources

To FY2004, the Company’s operations were predominantly financed by private placements.  Of total 2004 equity financing, $7,197,998 was raised from private placements, $1,903,319 from the exercise of warrants and $211,250 from the exercise of stock options.  The funds were raised for the purpose of funding the commitments on the Company’s mineral property interests, conducting exploration according to recommended work programs, repaying the loan to Quest Capital Inc., and to provide general working capital.

In October 2003, the Company raised $2,573,750 through a partially brokered private placement of 10,295,000 units, each unit consisting of one common share and ½ share purchase warrant.  Agents received a commission of 7% of the brokered amount, plus 904,000 warrants. Funds were used to repay the $550,000 bridge loan from Quest Capital Inc., to advance the Company’s mineral projects in Northern Ireland and Slovakia, and for general working capital.

In May 2004, the Company raised $4,624,248 through a partially brokered private placement of 10,276,107 units, each unit consisting of one common share and one-half share purchase warrant.  Agents received a commission of 8% of the brokered amount of the financing, of which $278,315 was paid in cash and $91,625 was paid in 203,610 additional units.   The private placement funds were used to conduct initial pre-feasibility studies on the Company’s Curraghinalt gold project in Northern Ireland, to fund a drill program at the Kremnica gold project in Slovakia, and to provide general working capital.

Subsequent to the fiscal yearend, the Company raised $2,000,000 in a private placement of 5,100,000 shares.  Additionally, if all outstanding warrants and options would be exercised as of 2/28/2005, the Company would receive approximate proceeds of $6.5 million.

Shares issued for property

The Company holds 15 gold, silver and base metal prospecting licenses totaling 620 square kilometers in the Republic of Ireland, which expire on 9/11/2009.  Two of these licenses were acquired by the issuance in 2004 of 60,000 common shares of the Company.

On 2/12/2004, the Company signed a letter of intent with Strongbow to acquire Strongbow’s wholly-owned subsidiary, Ulster, a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt gold project in County Tyrone, Northern Ireland.  Consideration of the acquisition was 5,000,000 common shares that were issued during the year at a recorded fair value of $2,350,000, pending final closing of the acquisition, which took place on 12/16/2004.

Management Changes

On 3/29/2004, James Walchuck was appointed Vice President of Mining.  Mr. Walchuck was most recently the Manager of Mines for Barrick Gold Corporation, where he oversaw construction of the Bulyanhulu underground gold mine.  Mr. Walchuck's substantial experience in underground mining techniques, project management, budgeting and mine engineering significantly enhances the Company’s management team.

Effective 4/1/2004 Jon Lever was appointed Chief Financial Officer of the Company.  Mr. Lever is a Certified Management Accountant with 16 years experience in managing and monitoring regulatory compliance of junior mining companies.  On 11/2/2004, Mr. Lever resigned for personal reasons, and Garry Stock was appointed Interim Chief Financial Officer.  Mr. Stock is a Chartered Financial Analyst and also serves as Executive Vice President of the Company.

In 2004, the Company replaced its legal counsel, Armstrong Simpson, with the law firm Stikeman Elliott. Effective July 1, 2004, Paul Simpson, who is a principal of Armstrong Simpson, was replaced by Nancy La Couvée as in-house Corporate Secretary of the Company. Ms. La Couvée has 18 years of experience in corporate administration of mineral exploration companies.

Effective June 15, 2005, Robert Nowell was appointed Chief Financial Officer of the Company to replace Garry Stock, Interim CFO. Mr. Nowell is a Certified General Accounting with 30 years experience in senior financial management positions.

Fiscal 2003 Ended 8/31/2003 compared to Fiscal 2002

Operations and Financial Condition

The Company had net losses of ($1,439,167) and ($102,193) for the years ended 8/31/2003 and 8/31/2002, respectively; and corresponding losses per share of ($0.16) and ($0.03) for the years then ended.  Fiscal 2003’s loss was due largely to the sourcing and investigation of mineral properties in several countries, the establishment of a foreign office, and the initiation of mineral exploration.

The result was that by the end of Fiscal 2003, the Company was actively exploring the mineral potential on properties that were owned or under option agreements.  The Company had an option on two projects in El Salvador, an option on two prospecting licenses in Northern Ireland, and owned 100% of a Slovak Republic corporation that owned the mining license for a property that includes a former producing gold mine.  There were also prospecting licenses granted in the Republic of Ireland and applications for prospecting licenses in Northern Ireland, and two exploration licenses in the Slovak Republic.  The Company’s field office in Gortin, Northern Ireland was entered into 4/22/2003 and was month-to-month at a cost of approximately $675.  The Vancouver office lease was also month-to-month at $3,750 per month.

Northern Ireland Property Exploration

On 11/7/2002 the Company entered into a Letter Agreement (“Strongbow Agreement”) with Strongbow Resources Inc. (“Strongbow”) to acquire up to a 100% interest in two prospecting licenses in County Tyrone, Northern Ireland.  In February 2003, two formal option agreements were executed with Strongbow.

Field work began on both the Tyrone and Curraghinalt projects in April 2003 after a field office was opened in Gortin, Northern Ireland and a Project Manager appointed.  Initial work focused on gathering technical data previously generated by former operators from various locations and centralizing the data in the field office in Gortin.

At Curraghinalt, the underground mine workings had been rehabilitated and cleaned prior to the start of a detailed geological mapping program.  An orientation soil geochemistry and VLF geophysical surveys were completed over the previously discovered veins at Curraghinalt.  This work demonstrated that these methods appear to be successful in tracing gold mineralized veins.  As a result a program of soil sampling and VLF geophysics was started over areas considered prospective for the discovery of extensions to the known Curraghinalt veins or possibly new veins.  Also, a study was initiated to update the scoping study for the Curraghinalt deposit.

On the Tyrone project, work during the period focused on access and logistical issues relative to starting the drilling on the Glenlark prospect.  Towards the end of Fiscal 2003, the Company mobilized two diamond drills to initiate its drill program on the Glenlark prospect.

Omagh gold project, Northern Ireland, UK

On 9/24/2002 the Company entered into a Letter Agreement (“EGR Agreement”) with European Gold Resources Inc. (“EGR”) to acquire an option for a 75% interest in the Omagh project (“Omagh”) in Northern Ireland.  The EGR Agreement required payment of $25,000 and the issuance of 100,000 common shares of the Company upon completion of a formal agreement.  Thereafter, the EGR Agreement required staged payments totaling $100,000 and the issuance of 300,000 common shares.  The Company completed its due diligence, and charged those costs of $114,410 to business investigations.  No shares were issued nor cash paid in 2003 to EGR.

El Potosi and Cerro Pedernal projects, El Salvador

On 8/24/2002, the Company entered into a Memorandum of Understanding with Brett Resources Inc. whereby the Company could acquire a 100% interest in the El Potosi project, and a 60% interest in the Cerro Pedernal project.  During the year a satellite imagery study of both the El Potosi and Cerro Pedernal projects in El Salvador was initiated.  The results of this study were received and a geologist was hired to conduct field work.

Kremnica Gold project acquisition, Slovak Republic

The Company announced on 3/19/2003 that it had signed a Letter of Intent with Argosy Minerals Inc. (“Argosy”) to purchase 100% of Kremnica Gold a.s. (“Kremnica”), Argosy’s wholly owned subsidiary in the Slovak Republic.  The purchase price was $500,000.  The principal asset of Kremnica is the Kremnica gold project, a mining license of 12.5 sq.km. that provides title to the Kremnica Mine and strike extensions drilled and evaluated by Argosy between 1995 and 1998.  The Company successfully completed this transaction on 7/11/2003.  Initial work was focused on a review of existing data, followed by the initiation of both exploration work as well as an update to a scoping study completed by Argosy in 1998.

Management Changes

Mr. Garry Stock was appointed Executive Vice-President on 7/8/2003.  Mr. Michael Atkinson was appointed a director on 7/10/2003, pursuant with the bridge loan arranged for the purchase of Kremnica; he resigned subsequent to fiscal yearend, upon repayment of the bridge loan.  Mr. David Montgomery was appointed a director on 9/24/2003.  Mr. Michael Hopley resigned as Chief Operating Officer on 12/17/2003, but remained a director.

Financings, Principal Purposes and Milestones

In September 2002, Special Warrants were issued for cash consideration of $661,500.  The purpose of the financing was to raise working capital to allow the Company to identify, source and conduct due diligence on mineral properties and associated projects, and enter into option agreements with respect to those properties.  In April 2003, a Short Form Prospectus Offering raised gross proceeds of $1,250,000, to finance exploration programs and provide working capital.  In July 2003, a bridge loan of $550,000 was provided to the Company to secure the purchase of Kremnica.

Liquidity and Solvency

As at 8/31/2003 the Company had a working capital deficiency of ($1,111,954) and at August 31, 2002 ($201,658).  A private placement was completed in October 2003 for gross proceeds of $2,573,750; the proceeds were used to repay the $550,000 bridge loan, fund exploration programs and provide working capital.

5.C.  Research and development, patents and licenses, etc.

5.D.  Trend information

5.G.  Safe harbor.

    --- No Disclosure Necessary ---

5.E.  Off-Balance Sheet Arrangements

Leased premises:  On 4/1/2004, the Company entered into a five-year-plus-three-month lease agreement for office space.  Annual lease commitments are: $107,520 for 2005, $109,004 for 2006, $116,424 for 2007, $116,424 for 2008, and $97,020 for 2009, for an aggregate of $546,392.

Exploration licenses:  The Company holds, or is in the final stages of application for, exploration licenses in Northern Ireland, the Republic of Ireland and the Slovak Republic.  Licenses in each country have the following commitments for exploration expenditures in the 2005 calendar year: Northern Ireland, $721,000; Republic of Ireland, $84,000; and Slovak Republic, $24,000.

Acquisitions:  In connection with the purchase of Ulster, the Company must issue 5,000,000 common shares to Strongbow upon the decision of the Company’s board of directors to initiate construction of a mine within the license area.  The Company must also pay Strongbow 20% of the tax savings from Ulster’s tax loss carry-forwards when utilized.

Dispositions:  In connection with the terms of an agreement to sell its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor, Condor is required to list its common shares on a Canadian or Australian stock exchange by 7/31/2005.  If this condition is not met, the projects would be returned to the Company and the Company would be obligated to reimburse Condor for expenses incurred on the projects.  As of 6/30/2004, Condor had expended approximately $320,000 on the projects.

5.F.  Tabular disclosure of contractual obligations

On 4/1/2004 the Company entered into a five-year-plus-three-month lease agreement for office space.  Annual lease commitments are: $107,520 for FY2005, $109,004 for FY2006, $116,424 for FY2007, $116,424 for FY2008, and $97,020 for FY2009, for an aggregate of $546,392.

The Company holds, or is in the final stages of application for, exploration licenses in Northern Ireland, the Republic of Ireland and the Slovak Republic.  Licenses in each country have the following commitments for exploration expenditures for the 2005 calendar year:

  Northern Ireland        $721,000

  Republic of Ireland     $ 84,000

  Slovak Republic         $ 24,000

In connection with the purchase of Ulster, the Company must issue 5,000,000 common shares to Strongbow upon the decision of the Company’s board of directors to initiate construction of a mine.  The Company must also pay Strongbow 20% of the tax savings from Ulster’s tax loss carry-forwards when utilized.

Other than disclosed above, we do not have any contractual obligations and commitments as of 4/30/2005 that will require significant cash outlays in the future.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

June 30, 2005

____________________________________________________________________________

____________________________________________________________________________

                                                                     Date of

                                                                       First

                                                                 Election or

Name                   Position                            Age   Appointment

----------------------------------------------------------------------------

Kent Ausburn (1)       Vice President Exploration         52   November 2003

Peter Bojtos (2)       Director                           56     August 2002

Michael J. Hopley      Director                           58      April 2002

Nancy La Couvée (3)    Corporate Secretary                46       July 2004

David Montgomery       Director                           56  September 2003

Robert Nowell (4)      Chief Financial Officer            59       June 2005

Hein Poulus (5)(2)(6)  Chairman/Director                  58  September 1999

Damien Reynolds (7)    CEO/Director                       37  September 1999

Ronald Shorr (2)(5)    Director                           68       June 2002

Yale Simpson (5)       Director                           57     August 2002

Garry Stock (8)        Executive Vice President           38       July 2003

James Walchuck (9)     President/COO                      49      March 2004

----------------------------------------------------------------------------

(1)  He spends full time on the affairs of the Company.

(2)  Member of Audit Committee.

(3)  She spends full time on the affairs of the Company.

(4)  He spends about 40% of his time on the affairs of the Company.

(5)  Member of Compensation Committee.

(6)  He spends about 10% of his time on the affairs of the Company.

(7)  He spends about 90% of his time on the affairs of the Company.

(8)  He spends about 80% of his time on the affairs of the Company.

(9)  He spends full time on the affairs of the Company.

____________________________________________________________________________

____________________________________________________________________________

Kent Ausburn, Ph.D., Vice President Exploration, is a senior geologist with over twenty years of experience in the minerals exploration/mining industry, three years experience as a consulting hydro-geologist, leading to a focus on property acquisition with equity positions in both private and public companies.  He has extensive field and management experience in the minerals business.  From 1997 to May 2992, he was a principal of and Chief Geologist for Cowboy Exploration Ltd.; and from May 2002 to October 2003, he was Exploration Manager for the Company, prior to being appointed VP Exploration.

Peter Bojtos, Director, is a Professional Engineer with over 30 years of worldwide experience in the mining industry.  He is a mining executive with entrepreneurial, commercial and public company management skills, coupled with a background in all facets of the industry, from exploration and acquisitions through production, financing and investor relations. Over his career, Mr. Bojtos has visited and evaluated properties in 80 countries.  He is a Director of the following public companies: Vaaldiam Resources Ltd. since April 1994; Fischer-Watt Gold Co Inc. since April 1996 (also Vice President); Link Mineral Ventures Inc. since May 1996; Sage Gold Inc. since September 1996; Queenstake Resources Ltd. since June 2000; Kalimantan Gold Corp Ltd. since June 2002; Desert Sun Mining Corp. since June 2002; U.S. Gold Corp. since May 2003; and Falkland Gold& Minerals Ltd. since March 2004.

Michael J. Hopley, Director, is an exploration geologist with over 30 years of experience.  He holds a Bachelor's degree in Geology from London University, England.  He has held senior level management positions in both junior and major mining companies and has operated in many different parts of the world including Chile, Argentina, Venezuela, Australia, Mexico, United Kingdom as well as North America.  A Director of the Company since April 2002, he was Chief Operation Officer from December 2002 until January 2004 and Chief Financial Officer from March 2003 to December 2003.  From 1996 to 2001, he was President of Fremont Gold Corp.; since December 2003, Mr. Hopley has been President/CEO/Director of Sunridge Gold Corp., a TSX-traded mineral exploration company.

Nancy La Couvée, Corporate Secretary, is a professional corporate administrator who has been involved in that capacity with mineral exploration companies for 15 years.  She formerly held the office of Corporate Secretary and Corporate Administrator with Exeter Resource Corporation from January 2004 to December 2004.  Previously, she was Corporate Secretary of Olympus Pacific Minerals Inc., Lysander Minerals Corporation and Canden Capital Corp. (now PMI Ventures Ltd.) from 1999 to 2003.  From 1995 until 1999 she was Assistant Corporate Secretary of Black Swan Resources Inc. (now Brazilian Diamonds Inc.) and Office Manager/Controller of that firm from 1993 to 1995.  During the period 1981 to 1991, she was Assistant to the Treasurer and Accountant of Canada Tungsten Inc. (now Aur Resources Inc.).

David Montgomery, Director, is graduate from Queens University, Belfast in History and Politics.  He brings a wealth of connections within Northern Ireland and Britain as well as substantial business experience with both large established conglomerates and small-capitalization start-up companies.  He is Chairman of Team Northern Ireland, established by the First and Deputy First Minister's Office of Northern Ireland to stimulate a private sector response to funding major public projects in Northern Ireland.   Since May 2000, he has been Chairman of Mecom UK Management, a European media investment company.  From October 1992 to January 1999, he was Chief Executive of the Mirror Group, plc, who expanded the newspaper group from a market cap of £230 million to £1.2 billion shortly before its merger with Trinity plc.  He is also former non-executive director for Donahue Inc., Scottish Media Group, the Press Association and a former Managing Director of News UK.  Since June 2002, he has been Chairman of West 175 Inc., a multi-media company listed on the Alternative Investment Market in England.

Robert Nowell, Chief Financial Officer, is a Certified General Accountant with more than 30 years experience in senior financial management positions. Bob joined Tournigan in May 2005 and is also Controller for International Bio Recovery Corp., a TSX Venture Exchange company; CFO and a director for Magnum Minerals Corp, an inactive company listed on the NEX board of the TSX Venture Exchange; and CFO and director of Fintry Enterprises Inc., an inactive company listed on the NEX board of the TSX Venture Exchange. He has also worked for Jenosys Enterprises Inc., a high technology company in the gaming sector from 2001 to 2003; dba Telecom Corporation, a high technology company in the telecommunications sector from 1988 to 2001; and a forest products company for 8 years to 1987.

Hein Poulus, Chairman of the Board, is a businessman and, since 1996, a partner in the Vancouver office of the Stikeman Elliott law firm.   His background includes: membership in McAlpine, Poulus and Hordo, a Vancouver law firm (1973 to 1979); senior management positions with Kaiser Resources (1979 to 1980), a publicly-traded producer of metallurgical and thermal coal and oil and gas; and with private Kaiser companies (1980 to 1984) whose activities included coal trading, oil and gas, real estate, and professional football.  He then served as a senior officer of Southeastern Capital Corporation, a Denver-based leveraged buyout group (1984 to 1990) with interests in broadcasting, petroleum product distribution, and environmental laboratories.

From 1991 to 1993, he was an associate in the law firm of McAlpine Hordo and from 1993 to 1996, he was a partner in the law firm of Smith Lyons (1993 to 1996.  Mr. Poulus was born in Djakarta, Indonesia and schooled there and in the Netherlands.  He holds undergraduate and law degrees from the University of British Columbia and an LL.M. from the London School of Economics.

Damien Reynolds, Chief Executive Officer/Director, trained as an accountant, has been working in the junior mining sector, in various capacities, for over fifteen years.  He was President of the Company from September 1999 until May 2005.  He was He gained industry knowledge through founding, managing, and directorships of public exploration companies.  Prior to joining the Company, he was Comptroller of TOTAL Energold Corporation, a mining and exploration subsidiary of the TOTAL Group of France; thereafter, he was Comptroller for Major General Resources Ltd. (now Commander Resources).  Since October 2003, he has been a Director of Lalo Ventures Ltd., a TSX-traded mineral exploration company; and from February 2004 to November 2004, he was President/CEO.

Ronald Shorr, Director, has been involved with researching, development, restructuring, and financing corporations for over 30 years, including operations, acquisitions and fund raising.  He has acted as an adviser and consultant in several large merger transactions/dispositions and assisted in raising hundreds of millions of dollars in public offerings.  Mr. Shorr is a Chartered Financial Analyst (CFA ©) and graduated from the University of Michigan (B.A.) and Harvard Business School (M.B.A.), subsequently attending graduate school at the Krumb School of Mines at Columbia University.  He is a member of the Institute of Chartered Financial Analysts, the New York Society of Security Analysts, and authored a chapter for Economics of the Mineral Industry.  Since June 2004, he has been a Director of Maudore Minerals Ltd., a TSX-traded mineral exploration company; and since August 2004, he has been President/CEO/Director.  Since April 2004, he has been a Director of Samba Gold Inc., a TSX-traded mineral exploration company.  Since May 2002, Mr. Shorr has been a Director of Crown Resources Corp., which is being acquired by Kinross Gold Corp.  Previously, working on Wall Street, he was a senior metals analyst: for Bear Stearns, Natwest Bank, E.F.Hutton, and Morgan Stanley Dean Witter.

Yale Simpson, Director, is a geologist, having graduated in Geological Engineering in British Columbia.   He has an extensive track record in the identification, acquisition and assessment of mineral exploration projects ranging from grass roots to feasibility stage opportunities, over 32 years within Australia, Africa, Canada and Eastern Europe.  His project acquisition and evaluation experience was gained from Pennzoil of Australia (later Battle Mountain Gold, for 12 years), Chevron Exploration (5 years), Australmin Holdings (later Newmont Gold) for 3 years, and Black Swan Gold Mines (now Brazilian Diamonds Ltd.) for 5 years.  He is credited with the discovery/acquisition of several mines in Australia including Porphyry, Tuckabianna, Mt. Wilkinson, Newrybar and Whistler.  From March 1993 to August 2001 he acted as CEO/Director and, later, Chairman of Argosy Minerals Inc.  He has been Chairman of Exeter Resource Corp. since June 2003, and is presently also a director of Dynasty Minerals and Mining Inc. and Diamonds North Resources Ltd.

Garry Stock, Executive Vice President is a Chartered Financial Analyst with eight years experience in investor relations, corporate finance and administration in the junior mining industry, with specific experience in an international, multi-jurisdictional framework.  He has been Executive Vice President since July 2003 and Interim Chief Financial Officer from November 2004 until June 2005.  He graduated with an Honours Bachelor in Economics from McMaster University in Hamilton, Ontario, and has prior experience both as a stockbroker and as a pension fund consultant.  From March 1996 to November 2002, he was Acting Administrator and Corporate Communications Manager of Argosy Minerals Inc.  Since November 2004, he has been Interim CFO of Lalo Ventures Ltd., a TSX-traded minerals exploration company.

James Walchuck, President/Chief Operating Officer, is a mining professional with over 25 years of experience in the mining industry.  He was Vice President Mining of the Company from March 2004 until May 2005, when he was appointed President/Chief Operating Officer.  The scope of his experience includes work in Canada, Ghana and Tanzania.  From 2002 to March 2004, he was mining consultant.  Mr. Walchuck was the Manager Mining for Barrick at the Bulyanhulu Gold Mine in Tanzania from July 1999 to August 2002; there he oversaw the building of a multi-million-ounce, high-grade underground mine in 24 months and achieved over two million man-hours without a lost-time accident.  Prior to his six-year involvement with Bulyanhulu (first as Senior Project Manager with Sutton Resources then as Manager Mining for Barrick), Mr. Walchuck was Manager of Mining and then Manager - Corporate Operations for Royal Oak Mines.  This was preceded by a five-year term as Chief Mining Engineer for Tarkwa Goldfields in Ghana.  A member of the Professional Engineers of Ontario for 24 years, Mr. Walchuck holds Bachelor Degrees in both Science and Engineering.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

During the last five years, no material Canadian/USA regulatory actions were taken against any officer/director or companies they were affiliated with, other than temporary TSX Venture Exchange cease-trade orders.

There are no family relationships between any Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Director Cash Compensation.  Retroactive to the date of their appointment, the Company pays each independent director $1,000 per month for their services as directors; in the year ended 8/31/2004, the Company paid/accrued an aggregate of $97,000 in directors’ fees.  The Company compensates the Chairman at a rate of $2,500 per month for his services; during the year ended 8/31/2004, the Company paid/accrued a total of $30,000 to Hein Poulus for his services as Chairman.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated above no Director received any cash compensation for his services as a Director, including committee participation.  Refer to ITEM #7.B., “Related Party Transactions”, for a discussion of other compensation to Directors for special assignments.  From time to time, incentive stock options are granted to directors in accordance with the policies of the TSX Venture Exchange and the Company’s Stock Option Plan.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all Senior Management during Fiscal 2004 ended 8/31/2004 was $581,676.

Table No. 7 details compensation paid/accrued for Fiscal 2004/2003/2002 ended August 31st for the Senior Management and Directors.

Table No. 7

Summary Compensation Table

Senior Management and Directors

_________________________________________________________________________________

                                                  Long-Term Compensation

                         Annual Compensation         Awards

Name and                                 Other         Restricted             All

Principal      Fiscal                   Annual   Stock   Options/    LTIP   Other

Position         Year   Salary    Bonus  Comp.   Award(s) SARS(#) Payouts   Comp.

Damien Reynolds: Chief Executive Officer/Director (Former President until May 2005)

                 2004  $120,000  $60,000   nil   200,000      nil     nil     nil

                 2003  $ 57,500   35,000   nil   250,000      nil     nil     nil

                 2002  $ 22,500      nil   nil       nil      nil     nil     nil

James Walchuck: President/COO (Former Vice President Mining until May 2005)

                 2004 $125,654      nil    nil   400,000      nil     nil     nil

Kent Ausburn: Vice President Exploration; formerly Exploration Manager

                 2004  $85,500      nil    nil   150,000      nil     nil     nil

                 2003  $90,247      nil    nil   100,000      nil     nil     nil

Garry Stock: Executive Vice President/former Interim Chief Financial Officer

                 2004  $67,000      nil    nil   100,000      nil     nil     nil

                 2003  $10,000      nil    nil   100,000      nil     nil     nil

Jon Lever: Former Chief Financial Officer; former Accounting Manager

                 2004  $25,000      nil    nil   150,000      nil     nil     nil

Michael Hopley: Director; Former COO; Former CFO

                 2004  $18,025      nil $8,000   150,000      nil     nil  $6,475

                 2003  $96,117      nil    nil   100,000      nil     nil    $nil

                 2002  $31,077      nil    nil       nil      nil     nil    $nil

Nancy La Couvée: Corporate Secretary

                 2004  $ 5,000      nil    nil       nil      nil     nil     nil

Paul Simpson: Former Corporate Secretary

                 2004  $   nil      nil    nil    30,000      nil     nil $61,022

                 2003  $   nil      nil    nil    75,000      nil     nil $98,465

                 2002  $   nil      nil    nil       nil      nil     nil $12,273

---------------------------------------------------------------------------------------------------

Peter Bojtos: Director

                 2004     $nil     nil  $12,000   50,000      nil     nil     nil

                 2003     $nil     nil  $12,000  100,000      nil     nil     nil

                 2002     $nil     nil  $ 2,000      nil      nil     nil     nil

David Montgomery: Director

                 2004  $   nil     nil  $11,000  200,000      nil     nil     nil

Hein Poulus, Chairman of the Board

                 2004     $nil     nil  $30,000  100,000      nil     nil    $nil

                 2003     $nil     nil      nil  200,000      nil     nil $20,000

                 2002     $nil     nil      nil      nil      nil     nil    $nil

Ronald Shorr: Director

                 2004     $nil     nil  $12,000   50,000      nil     nil $20,000

                 2003     $nil     nil  $12,000  100,000      nil     nil    $nil

                 2002     $nil     nil  $ 3,000      nil      nil     nil    $nil

Yale Simpson: Director

                 2004     $nil     nil  $12,000   50,000      nil     nil $25,000

                 2003     $nil     nil  $12,000  100,000      nil     nil  29,200

                 2002     $nil     nil  $ 1,000      nil      nil     nil    $nil

------------------------------------------------------------------------------------------------------

(1)  Other Annual Compensation are directors’ fees.

(2)  Other Compensation are consulting fees paid for non-director services.

Compensation Committee Statement on Executive Compensation

As in prior years, all of the judgments regarding executive compensation for Fiscal 2004 were based primarily upon our assessment of each executive officer’s leadership performance and potential to enhance long-term shareowner value.  We rely upon judgment and not upon rigid guidelines or formulas or short-term changes in our stock price in determining the amount and mix of compensation elements for each executive officer.

Key factors affecting our judgments included the nature and scope of the executive officers’ responsibilities, their effectiveness in leading our initiatives to increase customer value, productivity and growth, and their success in creating a culture of unyielding integrity and compliance with applicable law.  We also considered the compensation levels and performances of a comparison group of comparable companies that are most likely to compete with us for the services of executive officers.

Based upon all the factors we considered relevant, and in light of our strong financial and operating performance in a challenging economic environment, we believe it was in our shareholders’ best long-term interest for the Company to ensure that the overall level of our salary, bonus and other incentive compensation awards was competitive with companies in the comparison group.  Quite simply, we continue to believe that the quality, skills and dedication of our executive leaders are critical factors affecting the long-term value of our company.  Therefore, we continue to try to maintain an executive compensation program that will attract, motivate and retain the highest level of executive leadership possible.

Our decisions concerning the specific Fiscal 2004 compensation elements for individual executive officers, including the chief executive officer, were made within this framework.  We also considered each executive officer’s level of responsibility, performance, current salary, prior-year bonus and other compensation awards.  As noted above, in all cases our specific decisions involving Fiscal 2004 executive officer compensation were ultimately based upon our judgment about the individual executive officer’s performance and potential future contributions; and about whether each particular payment or award would provide an appropriate incentive and reward for performance that sustains and enhances long-term shareowner value.

Options/SARs Granted During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees/consultants.  No SARs (stock appreciation rights) were granted during this period.

Table No. 8

Stock Option Grants in Fiscal 2004 Ended 8/31/2004

__________________________________________________________________________________

__________________________________________________________________________________

                           Percentage                   Market Value of Securities

                     Number        of    Exer.                  Underlying Options

                         of     Total   Price                              on Date

                    Options   Options     Per       Grant   Expiration    of Grant

Name                Granted   Granted   Share        Date         Date   Per Share

----------------------------------------------------------------------------------

Jon Lever            50,000     2.27%   $0.25  10/01/2003   10/01/2008       $0.37

Kent Ausburn        100,000     4.55%   $0.25  10/01/2003   10/01/2008       $0.37

Michael Hopley      100,000     4.55%   $0.25  10/01/2003   10/01/2008       $0.37

Garry Stock          50,000     2.27%   $0.25  10/01/2003   10/01/2008       $0.37

Consultants         100,000     4.55%   $0.25  10/01/2003   10/01/2008       $0.37

----------------------------------------------------------------------------------

Damien Reynolds     200,000     9.09%   $0.35   1/30/2004    1/30/2009       $0.50

Jon Lever           100,000     4.55%   $0.35   1/30/2004    1/30/2009       $0.50

Hein Poulus         100,000     4.55%   $0.35   1/30/2004    1/30/2009       $0.50

Kent Ausburn         50,000     2.27%   $0.35   1/30/2004    1/30/2009       $0.50

Michael Hopley       50,000     2.27%   $0.35   1/30/2004    1/30/2009       $0.50

Garry Stock          50,000     2.27%   $0.35   1/30/2004    1/30/2009       $0.50

Peter Bojtos         50,000     2.27%   $0.35   1/30/2004    1/30/2009       $0.50

Ronald Shorr         50,000     2.27%   $0.35   1/30/2004    1/30/2009       $0.50

David Montgomery    200,000     9.09%   $0.35   1/30/2004    1/30/2009       $0.50

Yale Simpson         50,000     2.27%   $0.35   1/30/2004    1/30/2009       $0.50

Paul Simpson         30,000     1.36%   $0.35   1/30/2004    1/30/2009       $0.50

Employees           270,000    12.27%   $0.35   1/30/2004    1/30/2009       $0.50

Consultants (1)     150,000     6.82%   $0.35   1/30/2004    1/30/2009       $0.50

----------------------------------------------------------------------------------

James Walchuck (2)  400,000    18.18%   $0.50   4/02/2004    4/02/2009       $0.55

Employees            50,000     2.27%   $0.50   4/02/2002    4/02/2009       $0.55

----------------------------------------------------------------------------------

TOTAL             2,200,000    100.0%

----------------------------------------------------------------------------------

(1)  25% of options vest every three months.

(2)  Vesting of 130,000 on 3/29/2005 and 130,000 on 3/29/2006.

__________________________________________________________________________________

__________________________________________________________________________________

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 825,000 stock options were exercised by Senior Management, Directors and/or employees/consultants; 450,000 stock options expired unexercised.  No SARs (stock appreciation rights) were granted/exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2004 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2004

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

____________________________________________________________________________

____________________________________________________________________________

                   Number                               Value of Unexercised

                       of                     Number of         In-the Money

                   Shares           Unexercised Options           Options at

                 Acquired  Aggregate  at Fiscal Yearend       Fiscal Yearend

                       on      Value       Exercisable/         Exercisable/

Name             Exercise   Realized      Unexercisable        Unexercisable

----------------------------------------------------------------------------

Michael Hopley    250,000    $67,500        nil/    nil        $nil/    $nil

Kent Ausburn      100,000    $25,000    150,000/    nil     $57,000/    $nil

Jon Lever          50,000    $12,500    150,000/    nil     $57,000/    $nil

Garry Stock        50,000    $12,500    150,000/    nil     $57,000/    $nil

----------------------------------------------------------------------------

Subtotal          450,000   $117,500

----------------------------------------------------------------------------

Hein Poulus           nil       $nil    250,000/ 50,000     $95,000/ $19,000

Damien Reynolds       nil       $nil    387,500/ 62,500    $147,250/ $23,750

David Montgomery      nil       $nil    200,000/    nil     $76,000/    $nil

James Walchuck        nil       $nil    140,000/260,000     $53,200/ $98.800

Paul Simpson          nil       $nil    105,000/    nil     $39,900/    $nil

Peter Bojtos          nil       $nil    150,000/    nil     $57,000/    $nil

Ronald Shorr          nil       $nil    150,000/    nil     $57,000/    $nil

Yale Simpson          nil       $nil    150,000/    nil     $57,000/    $nil

----------------------------------------------------------------------------

Subtotal                              1,982,500/372,500    $753,350/$141,550

----------------------------------------------------------------------------

Consultants       275,000    $68,750    275,000/ 75,000    $104,500/ $28,500

Employees         100,000    $25,000    220,000/    nil    $ 64,600/    $nil

----------------------------------------------------------------------------

Subtotal          375,000    $93,750    495,000/ 75,000    $169,500/ $28,500

----------------------------------------------------------------------------

TOTAL             825,000   $211,250  2,477,500/447,500    $922,450/$170,050

____________________________________________________________________________

____________________________________________________________________________

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Table No. 8, No. 9. No. 10, and No. 11 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. .10 and ITEM #7.B.  Damien Reynolds received $60,000 bonus (50% of fees) per Table #7.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

--- No Disclosure Necessary ---

6.C.  Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the Chief Executive Officer, President/COO, and Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The President/CEO and Senior Management review the Company’s progress in relation to the current operating plan at in-person and telephone-conference Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

Following are the Company’s corporate governance guidelines:

a.  Guideline 1

The Board of Directors (the “Board”), either directly or through Committees of the Board, is responsible for the supervision of management of the Company with the objective of acting in the best interests of the Company.  The Board acts in accordance with: the Yukon Business Corporations Act; the Company’s articles of incorporation and by-laws; the mandates of the various Board Committees; and other applicable laws and company policies.  The Board approves all significant decisions that affect the Company and its subsidiaries before they are implemented.  The Board supervises their implementation and reviews the results.  The Board is actively involved in the Corporation’s strategic planning process.  At Board meetings, members of Senior Management regularly meet with the Directors to discuss and set out the long-term goals of the Company and the plans to achieve these goals.  The Board is responsible for conducting:

 1) a review of risks inherent in the business activities of the Company;

 2) an assessment of the integrity and adequacy of the internal control policies and procedures and information systems of the Company to ensure the Company adequately mitigates the risks of its business activities;

 3) the development of the authorities of senior management and the Board regarding the major business activities of the Company to ensure a common understanding of these key authorities including which activities require pre-approval and post approval requirements.

The Board is responsible for overseeing the establishment of a succession plan for the Company including the appointing, training and assessment of employees, senior management and the Board.  The Board is responsible for overseeing the development of a communications policy to ensure that public disclosure of the Company is timely and complete.  The Company communicates with its shareholders through a number of channels including its website.  The Board, through its Audit Committee, examines the effectiveness of the Company’s internal control processes.  The Board consults with the Chief Financial Officer and the rest of Senior Management of the Company to ensure the integrity of these systems.  The Chief Financial Officer, along with the external auditors, report to the Audit Committee at lease once a year on the quality of the Company’s internal control processes.

b.  Guideline 2

Of the seven Board members, six of the directors are independent.  The Company does not have a significant shareholder.

c.  Guideline 3

The Board is responsible for determining whether or not each director is an independent director.  To do this, the Board analyzes all the relationships of the directors with the Company and its subsidiaries.  Six of the seven Board members are independent to the Company.  Of the six independent Directors, three received consulting fees from the Company in Fiscal 2004 but not on an-ongoing basis.  None of the Directors receiving consulting fees were involved in the decision to set or pay those fees.  None of the independent directors work in the day-to-day operations of the Company or are party to any material on-going contracts with the Company.

d.  Guideline 4

The Company has not yet established a Nominating Committee, due to the small size and early stage of the Company.  The Board as a whole is responsible for: (1) the proposal of new nominees to the Board; and (2) the assessment of current directors on an ongoing basis.

e.  Guideline 5

The Board is responsible for assessing the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual directors.

f.  Guideline 6

All new directors receive historical public information about the Company, the mandates of the Committees of the Board, and other relevant corporate and business information.  Senior Management makes regular presentations to the Board on the main areas of the Company’s business.

g.  Guideline 7

The Board is responsible for the examination of the size of the Board with a view to determining the impact of the number upon effectiveness and to undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

h.  Guideline 8

The Compensation Committee is responsible for a review of the adequacy and form of compensation of directors and senior management and ensuring the compensation realistically reflects the responsibilities and risk involved in being an effective director and/or a member of senior management.

i.  Guideline 9

The Board has appointed two Committees: 1) the Audit Committee and 2) the Compensation Committee.  The following is a description of each Committee:

The Audit Committee is chaired by Hein Poulus with Peter Bojtos and Ron Shorr comprising the remainder of the Committee. All members of this Committee are independent directors and are financially literate.  The Audit Committee is designed such that it has direct communication channels with the Chief Financial Officer and external auditors to discuss and review specific issues as appropriate.  The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal control.  Additionally, the Audit Committee is responsible for the review of the annual and interim financial statements.  Following this review, the Committee then makes a recommendation to the Board for approval.

The Compensation Committee is chaired by Hein Poulus with Ron Shorr and Yale Simpson comprising the remainder of the Committee.  The Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of directors and senior management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective director and/or a member of senior management.

j.  Guideline 10

The Board as a whole is responsible for supporting the senior management team in keeping abreast of changes occurring or proposed to regulatory and market requirements to ensure the Company’s approach to corporate governance issues, including, among other things, the Company’s response to the guidelines set out by the TSX Venture Exchange and Toronto Stock Exchange (as may be modified from time to time).

k.  Guideline 11

The Board is responsible for the development of the authorities of senior management regarding the major business activities of the Company to ensure a common understanding of these key authorities including which activities require pre-approval and post-approval requirements.

l.  Guideline 12

The Chairman of the Board is Hein Poulus, an independent director.  To ensure independence of the Board and management, a majority of the Board members are independent.

m.  Guideline 13

All members of the Audit Committee are independent directors.  The Audit Committee is designed such that it has direct communication channels with the Chief Financial Officer and external auditors to discuss and review specific issues as appropriate.  The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal control.

n.  Guideline 14

Directors may hire outside advisers at the Company’s expense, subject to the approval of the Board.

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.

--- No Disclosure Necessary ---

6.C.3.  Board of Directors’ Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are all independent directors: Hein Poulus (Committee Chairman), Peter Bojtos, and Ronald Shorr.  The Audit Committee met five times during Fiscal 2004 and has met three times during Fiscal 2005 to date.

The Compensation Committee is comprised of Hein Poulus (committee Chairman), Ronald Shorr, and Yale Simpson.  The Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of Directors and Senior Management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective Director and/or a member of Senior Management.  The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options.  In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and progress within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

6.D.  Employees

As of 6/30/2005, the Company had 15 full-time and seven part-time employees, including the Senior Management. As of 8/31/2004, the Company had 13 full-time and five part-time employees, including the Senior Management.   As of 8/31/2003, the Company had 15 full-time and six part-time employees, including the Senior Management None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 10 lists, as of 2/22/2005, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  Table No. 8 also includes data on the following companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities: Strongbow Exploration Inc.; Sprott Asset Management; RAB Special Situations LP; RAB Europe Fund Ltd.; Passport Master Fund II LP; and Passport Master Fund LP.

Table No. 10

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

____________________________________________________________________________

Title of                                      Amount and Nature      Percent

Class      Name of Beneficial Owner     of Beneficial Ownership   of Class #

----------------------------------------------------------------------------

Common     Damien Reynolds (1)                        1,667,600         2.1%

Common     Hein Poulus (2)                            1,063,063         1.7%

Common     Kent Ausburn (3)                             603,000         1.0%

Common     Ronald Shorr (3)                             590,000         0.9%

Common     Peter Bojtos (3)(4)                          587,500         0.9%

Common     Michael J. Hopley (3)                        500,000         0.8%

Common     James Walchuck (5)                           330,000         0.5%

Common     David Montgomery (6)                         300,000         0.5%

Common     Yale Simpson (3)(7)                          250,000         0.4%

Common     Garry Stock (8)                              241,000         0.4%

Common     Nancy La Couvée (9)                           75,000         0.0%

           Directors and Management                   6,207,163        10.0%

Common     RAB Special Situations LP (10)             7,233,333        11.4%

Common     RAB Europe Fund Ltd. (11)                  6,600,000        10.5%

Common     Strongbow Exploration Inc (12)             5,000,000         8.1%

Common     Sprott Asset Management (13)               5,000,000         8.1%

Common     Passport Master Fund II LP (14)            2,922,006         4.6%

Common     Passport Master Fund LP (15)               2,020,494         3.5%

           5% Non-Insider Shareholders               28,775,833        46.2%

           TOTAL                                     34,982,996        56.2%

----------------------------------------------------------------------------

(1)    550,000 represent currently exercisable stock options.

       256,600 are held indirectly through Longview Investments Limited,

                a private company controlled by Mr. Reynolds.

       Excludes 250,000 shares owned by family members, where he disavows beneficial interest and does not have voting or disposition control.

(2)     12,500 represent currently exercisable stock options.

       298,063 are held indirectly through Ceres Enterprises Inc.,

                a private company controlled by Mr. Poulus.

(3)    250,000 represent currently exercisable stock options.

(4)    112,500 represent currently exercisable warrants.

(5)    270,000 represent currently exercisable stock options

(6)    300,000 represent currently exercisable stock options.

(7)    Excludes 50,000 shares owned by family members, where he disavows beneficial interest and does not have voting or disposition control.

(8)    150,000 represent currently exercisable stock options.

(9)     75,000 represent currently exercisable stock options.

(10)   1,111,111 represent currently exercisable warrants.

       Philip Richards is the natural person having voting, investment and dispositive powers.

(11)  1,000,000 represent currently exercisable warrants.

      Philip Richards is the natural person having voting, investment and dispositive powers.

(12)  3,000,000 shares are subject to a pooling agreement, where release is controlled by Canadian regulatory agencies.

      Ken Armstrong is the natural person having voting, investment and dispositive powers.

(13)  John Embry is the natural person having voting, investment and dispositive powers.

(14)    974,002 represent currently exercisable warrants.

      James Cunningham (Portfolio Manager) is the natural person having voting, investment and dispositive powers.

(15)    673,498 represent currently exercisable warrants.

      James Cunningham (Portfolio Manager) is the natural person having voting, investment and dispositive powers.

#  Based on 62,107,068 common shares outstanding at 2/22/2005 and warrants and stock options held by each beneficial holder exercisable within sixty days.

Stock Options.  Incentive stock options are granted by the Company in accordance with the rules and policies of the TSX Venture Exchange, the Yukon Business Corporations Act, and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the “Stock Option Plan”) on 10/1/2003.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management-company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Currently, the Administrator is the Corporate Secretary of the Company.

The Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Stock Option Plan.  Any stock option outstanding when the Stock Option Plan is terminated will remain in effect until it is exercised or it expires.  The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of ten years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1),

    in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 6/30/2005, as well as the number of options granted to Directors/Senior Management and all employees as a group.

Table No. 11

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                   Number of Shares of

                                Common    Exercise         Grant   Expiration

Name                             Stock       Price          Date         Date

-----------------------------------------------------------------------------

Kent Ausburn                   100,000       $0.45      3/01/2005   2/16/2010

                                50,000       $0.35      1/30/2004   1/30/2009

                               100,000       $0.25     10/01/2003  10/01/2008

Peter Bojtos                   100,000       $0.45      9/17/2004   9/17/2009

                                50,000       $0.35      1/30/2004   1/30/2009

                               100,000       $0.25      5/22/2003   5/22/2008

Mike Hopley                    250,000       $0.45      9/17/2004   9/17/2009

Nancy La Couvee                 75,000       $0.45      9/17/2004   9/17/2009

                                25,000       $0.40       6/9/2005    6/9/2010

Jon Lever                      100,000       $0.35      1/30/2004   1/30/2009

                                50,000       $0.25     10/01/2003  10/01/2008

David Montgomery               100,000       $0.45      9/17/2004   9/17/2009

                               200,000       $0.35      1/30/2004   1/30/2004

Robert Nowell                  100,000       $0.40       6/9/2005    6/9/2010

Hein Poulus                    100,000       $0.45      9/17/2004   9/17/2009

                               100,000       $0.35      1/30/2004   1/30/2004

                               200,000       $0.25      6/12/2003   6/12/2008

Damien Reynolds                100,000       $0.45      9/17/2004   9/17/2009

                               200,000       $0.35      1/30/2004   1/30/2009

                               250,000       $0.25      6/12/2003   6/12/2008

Ron Shorr                      100,000       $0.45      9/17/2004   9/17/2009

                               100,000       $0.25      5/22/2003   5/22/2008

Yale Simpson                   100,000       $0.45      9/17/2004   9/17/2009

                                50,000       $0.35      1/30/2004   1/30/2009

                               100,000       $0.25      5/22/2003   5/22/2008

Garry Stock                     50,000       $0.35      1/30/2004   1/30/2009

                                50,000       $0.25     10/01/2003  10/01/2008

                                50,000       $0.25      5/22/2003   5/22/2008

James Walchuck                 400,000       $0.50      4/02/2004   4/02/2009

                               250,000       $0.40       6/9/2005    6/9/2010

-----------------------------------------------------------------------------

Total Management/Directors   3,650,000

Total Employees/Consultants  1,480,000

Total                        5,130,000

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders direct/indirect holdings of common shares.

______________________________________________________________________________

______________________________________________________________________________

                                                Shares      Shares      Shares

                                                 Owned       Owned       Owned

                                             8/31/2004   8/31/2003   8/31/2002

RAB Special Situations LP                    4,822,222   2,600,000         nil

RAB Europe Fund Ltd.                         4,400,000   2,400,000         nil

Strongbow Exploration Inc.                   5,000,000         nil         nil

Passport Master Fund LP                      1,948,000         nil         nil

Passport Master Fund II LP                   1,346,996         nil         nil

______________________________________________________________________________

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 1/14/2005, the Company’s shareholders’ list showed 62,107,068 common shares outstanding, with 1,049 registered shareholders.  884 of these shareholders were U.S. residents, holding 4,136,139 common shares (representing about 7% of the issued/outstanding shares); 157 registered shareholders were resident in Canada, holding 57,447,823 common shares (representing about 93%); and eight registered shareholders were resident in other countries, holding 523,106 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has about 1,100 “holders of record” in Canada, holding approximately 93% of the outstanding shares of the Company, and  over 2,700 beneficial owners that own 100% of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

Payments to Directors for Outside Services            FY2004   FY2003   FY2002

Ronald Shorr          Financial Consulting           $20,000  $nil        $nil

Michael Hopley        Geological Consulting          $18,025  $38,661     $nil

Yale Simpson (1)      Professional Consulting        $25,000  $29,200     $nil

Hein Poulus (2)       Legal Consulting               $30,000  $20,000     $nil

------------------------------------------------------------------------------

(1)  Paid indirectly: Canaust Resource Consultants, controlled by Mr. Simpson.

(2)  Paid indirectly: Ceres Enterprises Inc., controlled by Mr. Poulus.

Loan to Former President, Damien Reynolds

The Company entered into a loan agreement with the President on 5/24/2004, in the amount of $70,000.  The loan is non-interest bearing, secured by a promissory note and is repayable within six months. As at 8/31/2004, $19,042 had been repaid leaving a balance receivable of $59,958.  The loan was extended for six months to 5/25/2005 and re-paid in full by that date.

President’s Compensation Paid Indirectly

During FY2004/FY2003/FY2002, Damien Reynolds’ compensation as President/CEO was paid indirectly to Research and Resource Capital Group, a company controlled by Mr. Reynolds.

Legal Fees Paid to Former Corporate Secretary, Paul Simpson

During FY2004/FY2003/FY2002, $61,022, $98,465, and $12,273, respectively, was paid for legal services to Armstrong Simpson, LLP, Barristers & Solicitors, a law firm of which Mr. Simpson was a principal.

Rent/Office Expense Reimbursement to Related Companies

During FY2004/FY2003/FY2002, the Company charged expense reimbursements of $49,026, $nil, and $nil from Lalo Ventures Ltd., a public company related by certain common officers, (Jon Lever, Damien Reynolds, and Garry Stock).  During FY2004/FY2003/FY2002, the Company charged expense reimbursements of $11,843, $nil, and $nil from Exeter Resource Corporation, a public company related by certain common officers, (Yale Simpson and Nancy La Couvee).

Due to Related Parties

At 8/31/2004 and 8/31/2003, $139,128 and $124,991, respectively, was due to related parties, comprised of: $131,000 (2003 = $63,375) payable to directors/officers for unpaid consulting fees, $3,128 (2003 = $nil) payable to the President for expenses incurred, legal fees of $5,000 (2003 = $nil) payable to the corporate secretary, and legal fees of $nil (2003 = $61,616) payable to a law firm where the principal was the former corporate secretary.

Due From Related Parties

At 8/31/2004 and 8/31/2003, $29,063 and $nil, was due from related parties, comprised of: $20,326 from Lalo Ventures Ltd., $5,376 from Exeter Resource Corporation, and $2,961 from Michael Hopley, and $400 from Finavera Ltd.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 8/31/2001, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- Not Applicable ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Bedford Curry & Co., independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements:

For Fiscal 2004 and Fiscal 2003 Years Ended August 31st

Un-Audited Financial Statements:

For the Six Months Ended 2/28/2005 and 2/29/2004

8.A.7.  Legal/Arbitration Proceedings

In February 2004, European Gold Resources Inc. (“EGRI”) filed a lawsuit in the Supreme Court of British Columbia claiming that the Company was not entitled to EGRI’s Omagh Property in Northern Ireland and also asking for additional costs.  The Company counter-claimed that EGRI failed to honor a September 2002 agreement whereby the Company could acquire the property.  In March 2004, the Company and EGRI signed an agreement in which the Company agreed to release any interest in, or to, any part of the property and EGRI agreed to release its claim for damages against the Company.  The litigation in the Supreme Court of British Columbia between the parties was terminated.

Other than disclosed above, the Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Other than disclosed above, the Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, under its former name International Tournigan Mining in May 1981.  The current stock symbol is “TVC”.  The CUSIP number is 891565103/CA8915651035.

The Company’s common shares began trading on the Berlin-Bermen-Stock Exchange on 4/4/2003, with the trading symbol of “TGP”.  Total volume through 2/28/2005 was 8,101,022.  Prices ranged from euro$0.15 to euro$0.35; the closing price on 2/28/2005 was euro$0.18.

The Company’s common shares began trading on the Frankfurt Stock Exchange on 5/22/2003, with the trading symbol of “TGP”.  Total volume through 2/28/2005 was 257,677,512.  Prices ranged from euro$0.16 to euro$0.40; the closing price on 2/28/2005 was euro$0.19.

The Company’s common shares began trading on the XETRA, the electronic trading system managed by the Frankfurt Stock Exchange on 5/22/2003, with the trading symbol of “TGP”.  Total volume through 2/28/2005 was 172,825.  Prices ranged from euro$0.16 to euro$0.40; the closing price on 2/28/2005 was euro$0.19.

The Company’s common shares began trading on the Munich Stock Exchange on 10/7/2003, with the trading symbol of “TGP”.  Total volume through 2/28/2005 was 7,776,536.  Prices ranged from euro$0.18 to euro$0.34; the closing price on 2/28/2005 was euro$0.18.

Table No. 12 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last eleven fiscal quarters; and the last five fiscal years.  Prices and volume adjusted for 1:10 stock consolidation effective 3/26/2001.

Table No. 12

TSX Venture Exchange

Common Shares Trading Activity

_____________________________________________________________________________

_____________________________________________________________________________

                                                                    - Sales -

Period                                                       Canadian Dollars

Ended                                Volume            High     Low   Closing

Monthly

 6/30/2005                        11,847,078          $0.54   $0.28     $0.40

 5/31/2005                         1,087,276           0.32    0.19      0.32

 4/30/2005                         1,408,581           0.25    0.19      0.19

 3/31/2005                         1,563,760           0.30    0.23      0.26

 2/28/2005                         2,656,400           0.35    0.28      0.29

 1/31/2005                         2,390,773           0.37    0.31      0.33

-----------------------------------------------------------------------------

Quarterly

 5/31/2005                         4,059,617          $0.32   $0.19     $0.32

 2/28/2005                         5,875,969           0.42    0.28      0.29

11/30/2004                         6,572,612           0.53    0.30      0.38

 8/31/2004                         3,030,384          $0.53   $0.33     $0.30

 5/31/2004                         8,998,268           0.58    0.33      0.49

 2/29/2004                        12,863,330           0.73    0.40      0.50

11/30/2003                        10,189,226           0.55    0.25      0.47

 8/31/2003                         4,642,267          $0.41   $0.24     $0.29

 5/31/2003                         1,297,108           0.32    0.21      0.29

 2/28/2003                           280,713           0.40    0.24      0.26

11/30/2002                           389,881           0.35    0.20      0.27

-----------------------------------------------------------------------------

Yearly

 8/31/2004                        34,949,358          $0.73   $0.25     $0.30

 8/31/2003                         6,609,969           0.41    0.20      0.29

 8/31/2002                           457,025           0.35    0.03      0.30

 8/31/2001                           286,473           0.60    0.22      0.13

 8/31/2000                           297,546           1.30    0.30      0.40

_____________________________________________________________________________

_____________________________________________________________________________

On 1/25/2002, trading of shares of Tournigan Ventures Corporation (the previous name of the Company) was halted by the TSX Venture Exchange for failure to file comparative audited financial statements for the fiscal year ended 8/31/2001.  These statements were filed subsequently and the cease trade order was lifted on 5/21/2002.  The Company failed to timely file the required financial statements due to severe financial difficulties.

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Yukon Business Corporation Act.  Unless the Yukon Business Corporation Act or the Company's Articles of Continuation or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles of Continuation, By-laws, and the Yukon Business Corporation Act contain provisions, which require a "special resolution" for effecting certain corporate actions.  Such a “special resolution” requires a two-thirds vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a “special resolution” include:

a.  Stated capital accounts;

b.  Other reduction of stated capital;

c.  Amendment of Articles;

d.  Constrained shares;

e.  Class Votes;

f.  Restated Articles of Incorporation;

g.  Shareholder approval of amalgamation agreement;

h.  Continuance of a Yukon corporation into another jurisdiction;

i.  Extraordinary sale, lease or exchange of property;

j.  Court-approved arrangements;

k.  Dissolution by directors or shareholders in special cases; and

l.  Voluntary liquidation or dissolution

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM #6E. and Tables No. 7/ No. 8/ No. 9 for additional information.

Warrants

Table No. 13 lists, as of 2/28/2005, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  There were 23 holders of the 6,889,604 share purchase warrants, 11 of whom were resident in Canada. Six of whom were resident in the United States, and six international holder.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 13

Share Purchase Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

              Number of    Number of

              Share        Share                                    Expiration

              Purchase     Purchase                                    Date of

Effective     Warrants     Warrants                                      Share

Date of       Originally   Still                                      Purchase

Issuance      Issued       Outstanding    Year #1 Year #2             Warrants

------------------------------------------------------------------------------

 5/11/2004     5,239,857     5,239,857      $0.65   $0.65           11/14/2005

 5/11/2004       508,248       508,248      $1.00   $1.00           11/11/2005

 5/11/2004     1,016,499     1,016,499      $0.70   $0.70           11/11/2005

 7/10/2003       125,000       125,000      $0.27   $0.27            7/10/2005

______________________________________________________________________________

______________________________________________________________________________

Escrowed Shares

Escrow is a legal arrangement whereby a thing (usually money or securities) is delivered to a third party (called an escrow agent) to be held in trust pending a contingency or the fulfillment of a condition or conditions in a contract.  Upon that event occurring, the escrow agent will deliver the thing to the proper recipient, otherwise the escrow agent is bound by her or his fiduciary duty to maintain the escrow account.

All of the 375,000 pre-consolidation common shares issued prior to the initial public offering of the Company were deposited with Montreal Trust Company (now ComputerShare Trust Company of Canada) pursuant to an escrow agreement dated 3/6/1992 (the “Escrow Agreement”).  The Escrow Agreement requires the written consent of the TSX Venture Exchange for the shares to be released from escrow.  During Fiscal 1997, 281,250 of these pre-consolidation shares were released and the shares are held by Andy Edmun Daem and John Hembling. As of May 31, 2005, the remaining 9,375 post-consolidation shares were still held in escrow by Computershare Trust Company.

Pooled Shares

On 12/16/2004 the Ulster acquisition agreement was completed.  The 5,000,000 shares delivered in April 2004 are subject to a pooling agreement such that 2,000,000 shares can be freely traded and a further 1,000,000 shares become free trading on each of April 30, 2005, October 31, 2005 and April 30, 2006.

9.A.6.    Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada.  Also, the common shares trade on the Frankfurt Stock Exchange, the Berlin-Bremen Stock Exchange, and the Munich Stock Exchange in Germany.  Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 2/28/2005 and 11/30/2004, the authorized capital of the Company was an unlimited number of common shares without par value.  At these dates, there were 62,107,068 and 52,237,068 common shares issued and outstanding, respectively.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 10 and Table No. 12. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

_________________________________________________________________________________

_________________________________________________________________________________

                                                        Gross        Process/

Issue Date   Issued               Number   Price     Proceeds       Consideration

06/21/2005   Shares               50,000   $0.25      $12,500   Options Exercised

06/19/2005   Shares              100,000   $0.25      $25,000   Options Exercised

06/13/2005   Shares               44,445   $0.45      $20,000   Options Exercised

06/09/2005   Options Granted     375,000   $0.40          nil                 nil

03/24/2005   Shares               50,000   $0.265         nil Shares for property

03/01/2005   Options Granted     100,000   $0.45          nil                 nil

12/31/2004   Shares            3,342,500   $0.30   $1,002,750  Warrants Exercised

12/24/2004   Shares              495,000   $0.30     $148,500  Warrants Exercised

12/16/2004   Shares            5,000,000   $0.40   $2,000,000                Cash

             Shares              100,000   $0.40          nil        Finder’s Fee

12/13/2004   Shares              207,500   $0.30      $62,250  Warrants Exercised

12/10/2004   Shares              725,000   $0.30     $217,500  Warrants Exercised

10/22/2004   Shares              205,000   $0.30      $61,500  Warrants Exercised

10/12/2004   Shares               30,000   $0.35      $10,500   Options Exercised

10/12/2004   Shares               75,000   $0.25      $18,750   Options Exercised

10/06/2004   Shares               40,000   $0.30      $12,000  Warrants Exercised

09/27/2004   Shares              496,250   $0.25     $124,063  Warrants Exercised

09/24/2004   Shares               60,000   $0.30      $18,000  Warrants Exercised

09/24/2004   Shares              405,833   $0.25     $101,458  Warrants Exercised

09/20/2004   Shares              468,332   $0.25     $117,083  Warrants Exercised

09/17/2004   Options Granted   2,035,000   $0.45          nil                 nil

08/06/2004   Shares               66,666   $0.25      $16,667  Warrants Exercised

08/04/2004   Shares               20,000   $0.30       $6,000  Warrants Exercised

08/01/2004   Shares              298,065   $0.25      $74,516  Warrants Exercised

07/29/2004   Shares              298,064   $0.25      $74,516  Warrants Exercised

07/16/2004   Shares               30,000   $0.30       $9,000  Warrants Exercised

07/10/2004   Warrants Granted    125,000   $0.27          nil    Directors’ Bonus

07/08/2004   Shares               75,000   $0.25      $18,750   Options Exercised

07/06/2004   Shares               50,000   $0.35      $17,500   Options Exercised

07/06/2004   Shares              100,000   $0.25      $25,000   Options Exercised

06/11/2004   Shares               35,000   $0.30      $10,500  Warrants Exercised

05/20/2004   Shares               10,000   $0.30       $3,000  Warrants Exercised

05/11/2004   Shares           10,276,107   $0.45   $4,624,248                Cash

             Warrants          5,139,553   $0.65          nil                 nil

             Shares              203,610   $0.45          nil    Agent Commission

             Warrants            101,805   $0.65          nil    Agent Commission

             Agent Options     1,016,499   $0.70          nil    Agent Commission

             Agent Warrants      508,248   $1.00          nil    Agent Commission

05/04/2004   Shares               40,000   $0.30      $12,000  Warrants Exercised

04/30/2004   Shares            5,000,000   $0.47          nil   Property Purchase

04/29/2004   Shares              275,000   $0.30      $82,500  Warrants Exercised

04/14/2004   Shares               50,000   $0.25      $12,500  Warrants Exercised

04/14/2004   Shares               25,000   $0.30       $7,500  Warrants Exercised

04/14/2004   Shares            2,404,000   $0.40     $961,600  Warrants Exercised

04/14/2004   Shares              204,750   $0.25      $51,188  Warrants Exercised

04/02/2004   Options Granted     450,000   $0.50          nil                 nil

03/31/2004   Shares              110,000   $0.30      $33,000  Warrants Exercised

03/26/2004   Shares               62,500   $0.40      $25,000  Warrants Exercised

03/22/2004   Shares               34,000   $0.30      $10,200  Warrants Exercised

03/16/2004   Shares               83,333   $0.25      $20,833  Warrants Exercised

03/15/2004   Shares               50,000   $0.30      $15,000  Warrants Exercised

03/15/2004   Shares                7,000   $0.40       $2,800  Warrants Exercised

03/03/2004   Shares               68,750   $0.25      $17,188  Warrants Exercised

03/03/2004   Shares                5,000   $0.30       $1,500  Warrants Exercised

02/25/2004   Shares              125,000   $0.30      $37,500  Warrants Exercised

02/23/2004   Shares              243,500   $0.25      $60,875  Warrants Exercised

02/02/2004   Shares              339,162   $0.25      $84,791  Warrants Exercised

02/02/2004   Shares              164,162   $0.25      $41,041     Shares for Debt

01/30/2004   Options Granted   1,350,000   $0.35          nil                 nil

01/22/2004   Shares              200,000   $0.25      $50,000   Options Exercised

01/15/2004   Shares              237,000   $0.25      $59,250  Warrants Exercised

01/15/2004   Shares               12,500   $0.30       $3,750  Warrants Exercised

12/21/2003   Shares              100,000   $0.25      $25,000     Shares for debt

12/21/2003   Shares              226,250   $0.25      $56,563  Warrants Exercised

12/15/2003   Shares              298,333   $0.25      $74,583  Warrants Exercised

12/19/2003   Shares               60,000   $0.29          nil   Property Purchase

11/19/2003   Shares               25,000   $0.25       $6,250  Warrants Exercised

10/22/2003   Shares           10,295,000   $0.25   $2,573,750                Cash

             Warrants          5,147,500   $0.30          nil                 nil

             Agent Warrants      904,000   $0.30          nil    Agent Commission

10/11/2003   Shares               50,000   $0.25      $12,500  Warrants Exercised

10/09/2003   Shares               75,000   $0.25      $18,750  Warrants Exercised

10/05/2003   Options Granted     400,000   $0.25          nil                 nil

10/01/2003   Shares              100,000   $0.25      $25,000   Options Exercised

09/24/2003   Shares                6,000   $0.25       $1,500  Warrants Exercised

09/16/2003   Shares            4,410,000     nil          nil  Warrant Conversion

             Shares              114,000     nil          nil  Warrant Conversion

             Shares              285,000     nil          nil  Warrant Conversion

             Warrants          2,205,000   $0.25          nil  Warrant Conversion

             Warrants             57,000   $0.25          nil  Warrant Conversion

             Warrants            142,500   $0.25          nil  Warrant Conversion

09/16/2003   Shares              250,000     nil          nil    Quest Loan Bonus

09/01/2003   Shares              300,000   $0.25      $75,000   Options Exercised

07/04/2003   Shares            1,000,000   $0.10     $100,000  Warrants Exercised

06/12/2003   Options Granted     450,000   $0.25          nil                 nil

05/22/2003   Options Granted   1,550,000   $0.25          nil                 nil

04/10/2003   Shares            5,000,000   $0.25   $1,250,000                Cash

             Warrants          5,000,000   $0.40          nil                 nil

             Shares              150,000   $0.25          nil    Agent Commission

             Agent Warrants      750,000   $0.25          nil    Agent Commission

09/27/2002   Special Warrants  4,410,000   $0.15     $661,500                Cash

             Special Warrants    114,000   $0.15          nil    Agent Commission

             Special Warrants    285,000   $0.15          nil    Agent Commission

07/04/2002   Shares            2,000,000   $0.05     $100,000                Cash

             Warrants          1,000,000   $0.10          nil                 nil

06/14/2002   Shares            1,720,578   $0.15     $258,080     Debt Settlement

             Warrants            860,289   $0.25          nil     Debt Settlement

06/14/2002   Shares              421,900   $0.15      $62,285     Debt Settlement

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Objects and Purposes of the Company

The Articles of Continuation of the Company provide that there are no restrictions on the business in which the Company may engage.

Continuation

In connection with “continuation” (transfer) of the Company's incorporating jurisdiction from British Columbia to the Yukon, the Company's Articles of Continuance effectively became the governing Articles of Association or Memorandum of the Company, in conjunction with Company's By-Laws (“By-Laws”), subject to the Yukon Business Corporation Act (the “Act”).  Unlike the previously governing British Columbia Company Act, the Yukon Act does not require a majority of Company's directors to be resident in Canada.

Directors' Powers

Sections 3 and 4 of the By-laws gives directors a broad discretion to manage the affairs of the Company. The directors may, from time to time on behalf of the Company, borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person. Furthermore, the directors may issue bonds, debentures and other debt obligations outright or as security for any liability or obligation of the Company or other person.  Finally, the directors may mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company.

Section 4.01 of the By-Laws provides that the quorum necessary for the transaction of the business of the directors shall be a simple majority of directors, unless otherwise fixed by the directors.

Section 4.06 of the By-Laws (and 8 of the Articles of Continuance) authorizes the Board of Directors to appoint one or more additional directors between annual general meetings, provided that the number of additional directors shall not exceed the number authorized to be elected at the last annual general meeting.

Section 4.18 of the By-Laws provides that the remuneration of the directors may be determined from time to time by the directors.  There are no restrictions upon the directors' power to vote compensation to themselves or any members of their body.

Section 4.17 of the By-Laws provides that a director who is a party to a material contract or a proposed material contract with the Company or who is the director or an officer of or has a material interest in any person who is a party to a material contract, or a proposed material contract with the Company shall be counted in the quorum at a meeting voting on the proposed contract.  Relevant disclosures shall be made at the time required by the applicable provisions of the Yukon Business Corporations Act (the “Act”) and directors shall refrain from voting in respect of the material contract or proposed material contract if and when prohibited by the Act.  Subject to the Act, a director who is prohibited by the Act from voting on a material contract or proposed material contract will be counted in determining whether a quorum is present for the purpose of the resolution.

The directors have the authority under the By-Laws to appoint officers to serve at the pleasure of the Board.  The powers of the directors set forth in the By-laws can be varied by amending the By-laws.  Section 175 and 179 of the Act provides that a corporation may amend its Articles by filing with the registrar of corporations articles of amendment approved by shareholders by special resolution.  A special resolution means a resolution passed by not less than two-thirds of the votes cast by those members of a corporation who, being entitled to do so, vote in person or by proxy at an annual or special meeting of the corporation.

Qualifications of Directors

There is no provision in the Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

There is no requirement for directors to hold a share in the capital of the Company as qualification for his office. Section 106 of the Act provides that no person is qualified to act as a director if that person is under age 19, competent by reason of mental infirmity, or bankrupt.

Section 102 of the Act provides that every corporation must have at least one director, and a distributing corporation must have not less than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

Share Rights

The Company's authorized capital was increased by the Articles of Continuance to an unlimited number of common shares without par value.  All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets, surpluses and profits and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities.  There are no time limits on dividend entitlement.  The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders.  There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

Changing the rights of shareholders, where such rights are attached to an issued class or series of shares requires amending the Articles as described in sections 175-179 of the Act and must be enacted via shareholder consent by special resolution, defined as requiring a two-thirds vote.

Warrants

The Company issues warrants exercisable at specified prices for an indicated period of time in consideration for financing or other consideration.

Meetings

The Act provides that the Company must hold an annual general meeting within 18 months of incorporation or amalgamation and not more than 15 months after the last annual general meeting was held.  The Company must give to its shareholders entitled to receive notice of a general meeting not less than 21 days' and not more than 50 days' notice of any general meeting of the Company, but those shareholders may waive or reduce the period of notice for a particular meeting by unanimous consent in writing.  Section 151 of the Act requires the directors of a reporting corporation to provide concurrently with notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting.  Not less than 21 days before each annual general meeting of its shareholders the directors of the Company must place comparative financial statements, made up to a date not more than six months before the annual general meeting, and the report of the auditor to the shareholders.

The Act provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may requisition the directors to call and hold a general meeting.

Two persons present in person and entitled to vote at the meeting will constitute a quorum for a general meeting.

Persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the auditor, if any, of the Company and others who although not entitled to vote are entitled or required under the provisions of the Act or By-laws of the Company to be present at the meeting.  Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Every shareholder, including a corporate shareholder, entitled to vote at meetings of shareholders may by instrument in writing appoint a proxy, who need not be a shareholder, to attend/act at the meeting in a manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

All questions at meetings of shareholders shall be decided by the majority of the votes cast in favor. Any question at a meeting of shareholders shall be decided by show of hands unless a ballot thereon is requested.  If a poll is required by the chairman of the meeting or is duly demanded by a shareholder, a poll upon the question shall be taken in the manner the chairman of the meeting directs. In the case of an equality of votes, the chairman of the meeting will not be entitled to a second or casting vote.

Limitations on Ownership of Securities

Except for as described in ITEM #10.D, “Exchange Controls”, there are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Corporation

No provision of the Company's Articles of Continuation or By-laws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold

There are no By-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.  Upon reaching 10% of the issued capital, a shareholder is required to make disclosure of further acquisitions under the 1934 Securities Exchange Act.

Conditions Governing Changes in Capital

There are no conditions imposed by the Articles of the Company regarding changes in the capital that are more stringent than is required by law.

10.C.  Material Contracts

    a.  1.  Memorandum of Understanding with Brett Resources Inc. concerning the El Potosi project and Cerro Pedernal project, dated 8/24/2002

        2.  Option Agreement with Condor Securities Limited concerning the

            El Potosi and Cerro Pedernal projects, dated 2/18/2004

        3.  Condor Securities Limited: Re: El Potosi and Cerro Pedernal projects

             Deed of Assignment and Assumption, dated February 2004

        4.  Condor Securities Limited: Re: El Potosi and Cerro Pedernal projects

             Variation Agreement, dated 11/30/2004

    b.  1.  Option Agreement with Strongbow Resources Inc. concerning the

            Curraghinalt property, dated 2/5/2003

        2.  Option Agreement with Strongbow Resources Inc. concerning the

            Tyrone property, dated 2/5/2003

        3.  Letter of Intent with Strongbow Resources Inc. to purchase

            Ulster Minerals Limited, dated 2/12/2004

        4.  Pooling Agreement with Strongbow Resource Inc. in respect of shares issued pursuant to the Letter of Intent with Strongbow

            Resources Inc., dated 2/12/2004

        5.  Royalty Agreement with Minco Plc in respect of a 2% net smelter royalty from possible future production from the Curraghinalt gold project.

    c.  1.  Letter of Intent with Argosy Mineral Inc. to purchase

            Kremnica Gold a.s., dated 3/11/2003

        2.  Share Purchase Agreement with Argosy Mineral Inc. to purchase

            Kremnica Gold a.s., dated 7/9/2003

        3.  Loan Agreement with Quest Capital Corp, dated 7/8/2003

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 8/31/2003 or 8/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its financial statements for fiscal periods ended 8/31/2004, 8/31/2003, and 8/31/2002, were Bedford Curry & Co., Chartered Accountants, 1281 West Georgia Street, #801, Vancouver, BC Canada  V6E 3J7.  They are members of the British Columbia Institute of Chartered Accountants.  Their audit report for the fiscal periods ended 8/31/2004 and 8/31/2003 is included with the related consolidated financial statements in this Registration Statement with their consent.  Refer to Exhibit #15.a.

10.H.  Documents on Display

The Company’s documents can be viewed at its North American office, located at: 700 West Pender St., #301, Vancouver, British Columbia, Canada  V6C 1G8.  Upon the effectiveness of this Form 20-FR, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location:  Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C.  20549.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments.  The Company’s financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings.  Non-material amounts of foreign currency may be held from time to time for the payment of operating expenses.  As the Company is engaged in exploring mineral properties that, if successful, will produce commodities, it can be seen to be exposed indirectly to commodity risk.  Such exposure cannot be accurately estimated by quantitative means although the risk would increase as the possibility of project success increased.  Industry practice dictates that attempts to hedge commodity risk not begin until at least there are funding agreements in place supported by a bankable feasibility study.  The Company has in the past and may in the future finance its activities by the sale of equity and/or debt instruments.  This is also an indirect exposure to equity and/or interest-rate risk, which cannot be accurately estimated by quantitative means.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders.  The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

At the end of Fiscal year ended 8/31/2004 (the “Evaluation Date”), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act).  Based upon that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.  The Company’s management’s, including its Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are designed and are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s Fiscal Year Ended August 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

a.  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

b.  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

c.  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- Not Applicable ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Bedford Curry & Co., independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

 Auditor's Report, dated 12/24/2004

 Consolidated Balance Sheets at 8/31/2004 and 8/31/2003

 Consolidated Statements of Operations and Deficit

  for the years ended 8/31/2004 and 8/31/2003

 Consolidated Statements of Cash Flows

  for the years ended 8/31/2004 and 8/31/2003

 Consolidated Statements of Shareholders’ Equity

  for the years ended 8/31/2004 and 8/31/2003

 Notes to Financial Statements

Un-Audited Financial Statements

Six Months Ended 2/28/2005 and 2/29/2004

 Consolidated Balance Sheets at 2/28/2005 and 8/31/2004

 Consolidated Statements of Operations and Deficit

  for the Six Months ended 2/28/2005 and 2/29/2004

 Consolidated Statements of Cash Flows

  for the Six Months ended 2/28/2005 and 2/29/2004

 Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                                             Page

1. Articles of Incorporation/Bylaws as currently in effect:                   *

   1.1.  Certificate of Continuance, Yukon; dated 12/3/2002

   1.2.  Articles of Continuation, dated 11/20/2002

   1.3.  Altered Memorandum, dated 3/20/2000

   1.4.  By-Laws of Tournigan Gold Corporation; dated 8/14/2002

2.  Instruments defining the rights of holders of equity or

      debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

    a.  1.  Memorandum of Understanding with Brett Resources Inc. concerning the El Potosi project and Cerro Pedernal project, dated 8/24/2002 *

        2.  Option Agreemnt with Condor Securities Limited concerning the

            El Potosi and Cerro Pedernal projects, dated 2/18/2004            *

        3.  Condor Securities Limited: Re:

            El Potosi and Cerro Pedernal projects

            Deed of Assignment and Assumption, dated February 2004            *

        4.  Condor Securities Limited: Re:

            El Potosi and Cerro Pedernal projects

            Variation Agreement, dated 11/30/2004                             *

    b.  1.  Option Agreement with Strongbow Resources Inc. concerning the

            Curraghinalt property, dated 2/5/2003                             *

        2.  Option Agreement with Strongbow Resources Inc. concerning the

            Tyrone property, dated 2/5/2003                                   *

        3.  Letter of Intent with Strongbow Resources Inc. to purchase

            Ulster Minerals Limited, dated 2/12/2004                          *

        4.  Pooling Agreement with Strongbow Resource Inc. in respect of shares issued pursuant to the Letter of Intent with Strongbow

            Resources Inc., dated 2/12/2004                                   *

        5i. Royalty Agreement with Minco Plc in respect of a 2% net smelter royalty from possible future production from the Curraghinalt

            gold project, dated 12/13/2004                                    *

        5ii.(as amended 8/20/2004)                                            *

    c.  1.  Letter of Intent with Argosy Mineral Inc. to purchase

            Kremnica Gold a.s., dated 3/11/2003                               *

        2.  Share Purchase Agreement with Argosy Mineral Inc. to purchase

            Kremnica Gold a.s., dated 7/9/2003                                *

        3.  Loan Agreement with Quest Capital Corp., dated 7/8/2003           *

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                                                     *

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16B:       No Disclosure Necessary

12i:  Certifications required by Rule 13a-14(a) or Rule 15d-14(a)             156

12ii: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)             157

13i.  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code        158

13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code        159

14.  Legal Opinion required by Instruction 3 of ITEM 7B: No Disclosure Necessary

15.  Additional Exhibits:

     a.  Consent of Auditor, Bedford Curry & Co., dated 712/3021/2005            160

*  Incorporated by reference to Form 20FR as filed with the SEC May 19, 2005

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the Years Ended August 31, 2004, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Tournigan Gold Corporation

We have audited the accompanying consolidated balance sheets of Tournigan Gold Corporation and subsidiaries as of August 31, 2004, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tournigan Gold Corporation and subsidiaries at August 31, 2004, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with Canadian generally accepted accounting principles.

Vancouver, British Columbia, Canada

December 24, 2004

CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern.  The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying consolidated financial statements, the Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable, which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated December 24, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, British Columbia, Canada

December 24, 2004

CHARTERED ACCOUNTANTS

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	August 31,	August 31,	August 31,
	2004	2003	2002

ASSETS

Current
Cash and cash equivalents	$ 3,790,091	$ 197,348	$ 58,124
Other receivables	64,634	56,838	4,094
Loan receivable (note 3)	50,958	-	-
Prepaid expenses and deposits	70,453	43,707	5,000

Total Current Assets	3,976,136	297,893	67,218

Due from related parties (notes 4 and 13)	29,063	-	-

Exploration properties (note 6)	6,074,141	1,339,099	8,809

Long term investment (note 7)	200,000	-	-

Property and equipment (note 8)	113,515	27,941	-

TOTAL ASSETS	$ 10,392,855	$ 1,664,933	$ 76,027

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current
Accounts payable and accrued expenses	$ 581,928	$ 692,856	$ 154,979
Due to related parties (notes 4 and 13)	139,128	124,991	49,112
Loans payable	-	592,000	64,785

Total Current Liabilities	721,056	1,409,847	268,876

Stockholders’ equity
Common stock (note 10)	40,533,481	28,746,977	27,523,929
Additional paid-in capital	646,682	18,400	18,400
Special warrants	-	629,054	-
Share subscriptions	-	50,000	15,000
Accumulated deficit prior to the exploration stage	(27,750,178)	(27,750,178)	(27,750,178)
Accumulated deficit during the exploration stage	(3,758,186)	(1,439,167)	-

Total Stockholders’ equity	9,671,799	255,086	(192,849)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 10,392,855	$ 1,664,933	$ 76,027

On behalf of the Board:

“ Hein Poulus”	“Damien Reynolds”
Director	Director

      The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

	Year ended August 31, 2004	Year ended August 31, 2003	Year ended August 31, 2002

OPERATING EXPENSES

Consulting fees and salaries	$662,254	$ 413,731	$ 59,830
Travel	342,598	247,178	26,635
Consulting fees - stock-based compensation (note 11)	581,500	-	-
Legal and professional fees	207,073	222,113	42,972
Property investigations	18,741	262,729	-
Promotion and investor relations	136,121	72,849	3,731
Office, postage, and couriers	66,993	44,838	-
Communications	63,742	36,801	3,559
Regulatory fees	55,455	39,909	23,413
Printing	34,922	29,341	-
Financing fees	62,500	-	-
Rent	22,830	36,132	6,221
Dues, fees, and subscriptions	26,667	9,184	1,137
B.C. Capital Tax	35,278	-	-
Amortization	17,219	3,527	-
Commissions	-	9,100	5,000
Write-off of exploration property interests	420	-	-

Loss from Operations	(2,334,313)	(1,427,432)	(172,498)

OTHER INCOME (EXPENSES)

Interest income	27,250	4,881	-
Gain (loss) on sale of real estate	-	-	(13,600)
Gain on write-down of accounts payable	21,058	-	98,374
Gain on sale of exploration property interests (note 7)	2,157	-	-
Foreign exchange gain (loss)	(22,965)	8,049	(182)
Interest and bank charges	(12,206)	(24,665)	(14,287)

	15,294	(11,735)	70,305

NET LOSS	(2,319,019)	(1,439,167)	(102,193)

Basic and diluted net loss per share	$ (0.06)	$ (0.16)	$ (0.03)
Weighted average number of issued shares used to compute net earnings (loss) per share	35,707,931	9,186,184	3,624,533

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended August 31, 2004	Year ended August 31, 2003	Year ended August 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (2,319,019)	$ (1,439,167)	$ (102,193)
Items not affecting cash:
Amortization	17,219	3,527	-
Financing fee	62,500	-	-
Write-down of real estate	-	-	13,600
Gain on write-down of accounts payable	(21,058)	-	(98,374)
Gain on sale of exploration properties	(2,157)	-	-
Stock-based compensation	581,500	-	-
Write-off of exploration property	420	-	-

Changes in non-cash working capital items:
Increase in other receivables	(7,796)	(52,744)	(610)
Increase in prepaid expenses and deposits	(26,746)	(37,707)	(5,000)
Increase in loan receivable	(50,958)	-	-
Increase (decrease) in accounts payable	(89,870)	530,877	152,271
Net cash used by operating activities	(1,855,965)	(995,214)	(40,306)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on exploration property interests	(2,565,905)	(832,290)	(8,809)
Purchase of property and equipment	(102,793)	(24,468)	-
Business acquisition	-	(500,000)	-
Cash from business acquisition	-	1,000	-
Net cash used by investing activities	(2,668,698)	(1,355,758)	(8,809)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	8,724,332	1,223,048	100,000
Increase (decrease) in loans payable	(592,000)	527,215	(10,000)
Advances from (to) related parties	(14,926)	75,879	-
Issuance of special warrants	-	629,054	-
Increase in share subscriptions	-	35,000	15,000
Net cash provided by financing activities	8,117,406	2,490,196	105,000
Increase in cash and cash equivalents during the period r	3,592,743	139,224	55,885
Cash and cash equivalents, beginning of period	197,348	58,124	2,239
Cash and cash equivalents, end of period	$ 3,790,091	$ 197,348	$ 58,124

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

Consolidated Statements of Stockholders’ Equity

(Expressed in Canadian Dollars)

For the years ended August 31, 2004, 2003 and 2002

	Common Stock		Additional		Total
	Shares	Amount	Paid-in Capital	Share Subscriptions	Accumulated Deficit	Total
Balance at September 1, 2001	2,755,580	$27,102,564	18,400	-	(27,647,985)	$(527,021)
Common stock issued to settle outstanding debt at $0.15 per share	2,142,478	321,365	-	-	-	-
Common stock issued for cash at $0.05 per share	2,000,000	100,000	-	-	-	-
Share subscriptions	-	-	-	15,000	-	-
Net loss	-	-	-	-	(102,193)	-
Balance at August 31, 2002	6,898,058	$27,523,929	18,400	15,000	(27,750,178)	$(192,849)
Common stock issued for cash at $0.10 per share	1,000,000	100,000	-	-	-
Common stock issued for cash at $0.25 per share	5,000,000	1,250,000	-	-	-
Common stock issued for agent’s fee at $0.25 per share	150,000	-	-	-	-
Share subscriptions	-	-	-	664,054	-
Share issue costs	-	(126,952)	-	-	-
Net loss	-	-	-	-	(1,439,167)
Balance, August 31, 2003	13,048,058	28,746,977	18,400	679,054	(29,189,345)	255,086
Common stock issued for cash – conversion of special warrants at $0.15 per share	4,410,000	629,054	-	(629,054)	-
Common stock issued for finder’s fee at $0.15 per share	114,000	17,100	-	-	-
Common stock issued as financing fee at $0.25 per share	250,000	62,500	-		-
Common stock issued for cash private placement at $0.25 per share	10,295,000	2,573,750	-	-	-
Common stock issued for cash stock options exercised	825,000	239,800	(35,771)	(50,000)	-
Common stock issued for cash warrants exercised	5,974,873	1,910,540	-	-	-
Common stock issued for cash private placement at $0.45	10,276,112	4,624,248	-	-	-
Common stock issued for agent’s fee at $0.45 per share	203,610	-	-	-
Common stock issued for exploration property at $0.29 per share	60,000	17,400	-	-	-
Common stock issued for exploration property at $0.47 per share	5,000,000	2,350,000	-	-	-
Share issue costs	-	(637,888)	-	-	-
Stock-based compensation	-	-	664,053	-	-
Net loss	-	-	-	-	(2,319,019)
Balance, August 31, 2004	50,456,653	$40,533,481	$646,682	$ -	$(31,508,364)	$9,671,799

The accompanying notes are an integral part of these consolidated financial statements..

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

1.  NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation ("the Company") is a public company listed on the TSX Venture Exchange in Canada and on the Berlin-Bremen and Frankfurt Stock Exchanges in Germany. On December 3, 2002, the Company continued its incorporating jurisdiction from British Columbia, Canada to Yukon, Canada and changed its name from Tournigan Ventures Corporation to Tournigan Gold Corporation.

The Company has been in the exploration stage since September 1, 2002, when the Company emerged from a period of dormancy, and has no revenues from operations. The Company is primarily engaged in the acquisition and exploration of mineral properties.  Should the Company locate a commercially viable reserve, the Company would expect to actively prepare the site for extraction. The Company’s accumulated deficit prior to the exploration stage was $27,750,178.

At August 31, 2004, the Company had working capital (deficiency) of $3,255,080 (2003 - $1,111,954); 2002 – ($201,658)) and incurred a loss of $ 2,319,019 (2003 - $1,439,167; 2002 - $102,193) for the year then ended. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its stockholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Ulster Minerals Limited, a Northern Ireland corporation acquired in 2004, Dalradian Gold Limited, a Northern Ireland corporation incorporated by the Company in 2003, and Kremnica Gold, a.s., a Slovak Republic corporation acquired in 2003. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents - Cash and cash equivalents consist of cash and investments in money market instruments with a term to maturity of 180 days or less.

Exploration property interests - The Company accounts for exploration property interests in accordance with the Canadian Institute of Chartered Accountants (“CICA”) handbook section 3061 – “Property, plant and equipment” and abstract EIC-126 of the Emerging Issues Committee (“EIC-126”).  CICA 3061 provides for the capitalization of the acquisition and exploration costs of mining interests where such costs are considered to have the characteristics of property, plant and equipment.  EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the interests.

Exploration property interests include initial acquisition costs and related option payments, which are recorded when paid.  Option payments receivable by the Company are credited against exploration property interests when received.  Exploration costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

2.  SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recoverable.  EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property interest not obliged to conclude that the capitalized costs have been impaired.  However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required.

Accounting standards subsequently issued by the CICA (CICA 1581 and CICA 3062) dealing with intangible assets include reference to “use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets.  CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment.  Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its option and lease interests as having the characteristics of property, plant and equipment.

The Company reviews the carrying value of exploration property interests for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset exceeds the estimate of undiscounted future cash flows from the asset. At that time, the carrying amount is written down to fair value.

Environmental protection and reclamation costs - The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future rehabilitation and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not entirely predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.  Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits.  The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration.  Estimated future rehabilitation and site restoration costs are considered minimal.

Long term investment – The Company's long-term investment consists of non-marketable equity securities. This investment, for which the Company does not have the ability to exercise significant influence in the underlying company, is accounted for under the cost method of accounting. Dividends and other distributions of earnings, if any, are included in income when declared. The Company periodically evaluates the carrying value of its investment, and as of August 31, 2004, the investment was recorded at the lower of cost or estimated net realizable value. The long term investment is comprised of 8,000,000 common shares of Condor Securities Limited, a private Australian company.

Property and equipment - Property and equipment are recorded at cost and are amortized over their estimated useful lives as follows:

Computer and electronic equipment	30% declining balance basis
Office and field equipment	20% declining balance basis
Software	50% declining balance basis
Leasehold improvements	over the term of the lease

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

2.  SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset exceeds the estimate of undiscounted future cash flows from the asset. At that time, the carrying amount is written down to fair value.

Stock-based compensation - The Company has a stock option plan as described in note 11. On September 1, 2003, the Company prospectively adopted the revised recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".  Under these recommendations, the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options for its fiscal year ended August 31, 2003, and recognizes an expense for options granted on or after September 1, 2003.  The Company also records stock-based compensation in respect of agents’ warrants issued in connection with common share placements, and includes the fair value thereof in share issuance costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant and of each warrant on the date of issue.  On the exercise of stock options and warrants, common stock is credited for consideration received, and for fair value amounts previously credited to additional paid-in capital.  The effect of the adoption of these recommendations is described in notes 10 and 11.

Translation of foreign currencies - The Company’s functional currency is the Canadian dollar and the consolidated financial statements are also expressed in Canadian dollars. Monetary assets and liabilities in foreign currencies are translated at the prevailing rates of exchange at the balance sheet date. Revenues and expenses are translated at the rates of exchange in effect on the dates of the related transactions.  Non-monetary assets and non-monetary liabilities are translated at the historic rates in effect when the assets were acquired or liabilities incurred.  Exchange gains and losses arising on translation are included in determining current earnings.

Net loss per share - The Company uses the "treasury stock method" in computing loss per share.  Under this method, basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the year.

For the years ended August 31, 2004, 2003 and 2002, the existence of warrants and options affects the calculation of net loss per share on a fully diluted basis.  As the effect of this dilution is to reduce the reported net loss per share, fully diluted net loss per share information has not been shown.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses for the period.  Actual results could differ from those estimates.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

3.  LOAN RECEIVABLE

The loan receivable from the Company’s President is non-interest bearing, secured by a promissory note and is due on February 25, 2005.  It is management’s opinion that no allowance for doubtful collection is required as the loan is expected to be repaid in full on the due date.

4.  DUE FROM (TO) RELATED PARTIES

Amounts due from (to) directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment.

5.   BUSINESS COMBINATIONS

Slovakia- On July 11, 2003, the Company completed the acquisition of all the outstanding shares of Kremnica Gold, a.s. (“Kremnica”), a Slovak Republic corporation, from Argosy Minerals Inc., an Australian publicly listed mining company. The purchase price was $500,000. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Cash	$ 1,000
Prepaid expenses	1,000
Fixed assets	7,000
Exploration properties	498,000
Accounts payable	(7,000)

Purchase price	$ 500,000

Northern Ireland - On February 12, 2004, the Company signed a letter of intent with Strongbow Exploration Inc. (“Strongbow”) to acquire Strongbow’s wholly-owned subsidiary, Ulster Minerals Limited (“Ulster”), a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt and Tyrone gold projects in County Tyrone, Northern Ireland. The letter specifies that the Company issue 5,000,000 common shares to Strongbow upon completion of a definitive agreement, and 5,000,000 common shares upon the decision of the Company’s Board to initiate construction of a mine. The Company must also pay Strongbow 20% of the tax savings from Ulster’s tax loss carryforwards when utilized. The tax loss carryforwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects. Ulster had no assets other than exploration properties and no liabilities on the acquisition date. The purchase price in the business combination has therefore been allocated entirely to the Company’s exploration properties.

On April 30, 2004, the Company issued 5,000,000 common shares pending final closing of the acquisition, and recorded the fair value of $2,350,000 as an addition to exploration properties. The shares are subject to a pooling agreement under which the shares will be released in 1,000,000 share tranches in each of five consecutive six-month periods. The acquisition closed on December 16, 2004 (see note 18). The Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

6.   EXPLORATION PROPERTIES

Northern Ireland - Prior to the business combination with Ulster Minerals Limited, described in note 5, the Company had conducted exploration on the properties under the terms of a letter agreement with Strongbow, dated November 7, 2002. The letter agreement provided the Company to acquire up to a 100% interest in two exploration licenses (the Curraghinalt and Tyrone gold projects) in County Tyrone, Northern Ireland.  In February 2003, a formal option agreement for each license was executed with Strongbow.  The Company was to earn its 100% interest over a seven year period.

The Company has also applied for certain other exploration licenses in Northern Ireland, which cover a total of an additional 1,056 square kilometres.

Slovak Republic - The principal asset of Kremnica Gold, a.s., a wholly-owned subsidiary of the Company, is the Kremnica Gold Project, a mining license covering 11.8 square kilometres, including title to the Kremnica Mine. The mine is not currently in operation

Republic of Ireland – The Company holds 15 gold, silver and base metal prospecting licenses totaling 620 square kilometres, which expire on September 11, 2009. Two of these licenses were acquired by the issuance of 60,000 common shares of the Company (note 10).

British Columbia, Canada – The Company holds 31 mining claims in the Skeena Mining Division, and 4 mining claims in the Omineca Mining Division. During the year, the Company initiated a review of its B.C. mining claims, resulting in the renewal of 8 mining claims in the Skeena Mining Division. A total of 23 other claims, previously written off for accounting purposes by the Company, were allowed to lapse. All remaining claims will be retained until the properties can be further assessed.

El Salvador – The Company’s exploration projects in El Salvador, comprised of options to earn interests in certain mineral licenses, were sold during the year.  Disclosure of the properties and the terms of sale are provided in note 7.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

6.  EXPLORATION PROPERTIES (cont’d…)

Year ended August 31, 2004	Curraghinalt Northern Ireland	Kremnica Slovak Republic	El Potosi & Cerro Pedernal El Salvador	Other	TOTAL

Balance - beginning of year	$ 682,109	502,218	131,285	23,487	1,339,099

Acquisition costs:	2,350,701	-	-	23,807	2,374,508

Exploration costs:
Assays	116,007	54,475	10,532	-	181,014
Consulting and salaries	112,368	174,148	17,537	-	304,053
Data compilation	149,431	6,241	-	-	155,672
Project Planning	31,841	26,489	-	-	58,330
Drilling	608,035	89,801	-	-	697,836
Environmental studies	33,131	-	-	-	33,131
Fees, dues, licenses, insurance, taxes	40,532	28,535	-	980	70,047
Field supplies	39,491	27,803	1,295	-	68,589
Field technicians	27,509	-	-	-	27,509
Geochemical surveys	22,269	2,500	-	-	24,769
Geologist	249,269	28,884	17,764	3,477	299,394
Geophysical IP surveys	4,139	-	-	-	4,139
Legal	-	16,068	10,075	-	26,143
Mapping	7,064	7,571	-	-	14,635
Office, postage, couriers	30,456	3,446	952	-	34,854
Project management	126,176	-	-	-	126,176
Pre-feasibility study	173,042	-	-	-	173,042
Reconnaissance geology, sampling	12,851	33,101	-	-	45,952
Rehabilitation	6,351	-	-	-	6,351
Rent, heat, gas	34,077	6,174	-	-	40,251
Satellite imaging	15,332	-	-	-	15,332
Surveys	14,443	57,827	-	-	72,270
Travel	32,432	30,484	8,403	4,222	75,541
Trenching	3,767	-	-	-	3,767
Total costs incurred	4,240,714	593,547	66,558	32,486	4,933,305
Less:
Properties disposed of	-	-	(197,843)	-	(197,843)
Costs written off	-	-	-	(420)	(420)

Net change	4,204,714	593,547	(131,285)	32,066	4,735,042
Balance – end of year	$4,922,823	1,095,765	-	55,553	6,074,141

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

6.  EXPLORATION PROPERTIES (cont’d…)

Year ended August 31, 2003	Curraghinalt Northern Ireland	Kremnica Slovak Republic	El Potosi & Cerro Pedernal El Salvador	Other	TOTAL

Balance - beginning of year	$ -	-	8,809	-	8,809

Acquisition costs:	7,042	498,000	75,203	23,487	603,732

Exploration costs:
Communications	950	-	-	-	950
Consulting and salaries	116,743	3,700	23,556	-	143,999
Data compilation	28,884	-	-	-	28,884
Project Planning	37,971	-	-	-	37,971
Drilling	170,228	-	-	-	170,228
Field supplies	3,141	-	-	-	3,141
Field technicians	6,756	-	-	-	6,756
Geochemical surveys	46,627	-	-	-	46,627
Geologist	52,654	-	-	-	52,654
Geophysical IP surveys	6,772	-	-	-	6,772
Legal	25,274	-	5,661	-	30,935
Mapping	2,522	-	-	-	2,522
Office, postage, couriers	3,301	-	-	-	3,301
Option fee	5,730	-	4,012	-	9,742
Project management	58,415	-	5,856	-	64,271
Reconnaissance geology, sampling	8,371	518	-	-	8,889
Rent, heat, gas	15,418	-	-	-	15,418
Satellite imaging	-	-	3,410	-	3,410
Structural analysis	16,865	-	-	-	16,865
Travel	61,120	-	4,778	-	65,898
Trenching	7,325	-	-	-	7,325

Balance – end of year	$ 682,109	502,218	131,285	23,487	1,339,099

Year ended August 31, 2002	Curraghinalt Northern Ireland	Kremnica Slovak Republic	El Potosi & Cerro Pedernal El Salvador	Other	TOTAL

Balance - beginning of year	$ -	-	-	-	-
Acquisition costs	-	-	8,809	-	8,809
Balance – end of year	$ -	-	8,809	-	8,809

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

7.  LONG TERM INVESTMENT

On February 18, 2004, the Company agreed to sell its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor Securities Limited (“Condor”), a private Australian corporation, for consideration of 8,000,000 common shares of Condor at a fair value of $200,000. The investment in Condor represents 24% of Condor’s outstanding common shares. However, management does not consider the investment to be an equity investment because the Company does not have, nor will have the ability to exercise significant influence on the affairs of Condor. Consequently, the investment is carried at cost.

Post-closing terms of the agreement require that Condor list its common shares on a Canadian or Australian stock exchange by July 31, 2005. If this condition is not met, the projects would be returned to the Company and the Company would be obligated to reimburse Condor for expenses incurred on the projects.  As of June 30, 2004, Condor had expended approximately $320,000 on the projects.

The Company incurred total costs of $197,843 on its El Salvador projects and consequently, a gain of $2,157 was recorded on disposition of the projects.

Previously, on August 24, 2002, the Company had entered into a Memorandum of Understanding with Brett Resources Inc. whereby the Company could acquire a 100% interest in the El Potosi project, and a 60% interest in the Cerro Pedernal project. Condor has continued to maintain the projects in good standing.

8.   PROPERTY AND EQUIPMENT

		Accumulated	August 31,	August 31,
	Cost	Amortization	2004	2003

Computer and electronic equipment	$ 64,266	12,866	51,400	17,008
Office and field equipment	65,573	6,053	59,520	9,530
Leasehold improvements	1,608	107	1,501	-
Software	2,814	1,720	1,094	1,403

	$ 134,261	20,746	113,515	27,941

9.   LOANS PAYABLE

	2004	2003	2002
Bridge loan, due to Quest Capital Inc., repayable on December 31, 2003, priority repayment on any equity or convertible debt financing, bearing interest at 12% per annum compounded monthly and payable monthly, plus a bonus payment of 250,000 common shares of the Company, secured by a General Security Agreement and the shares of Kremnica Gold, a.s.	$ -	550,000	-
Loan payable, unsecured, without interest or fixed terms of repayment, due on demand.	-	42,000	64,785

	$ -	592,000	64,785

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

10.  COMMON STOCK

The Company has an unlimited number of common shares without par value authorized for issuance.

The issued common shares are as follows:

	2004		2003		2002
	Number	Amount	Number	Amount	Number	Amount
Balance, beginning of year	13,048,058	$28,746,977	6,898,058	$27,523,929	2,755,580	$27,102,564
Shares issued for cash and other:
Private placements	20,571,112	7,197,998	5,000,000	1,250,000	100,000	2,000,000
Warrants	5,974,873	1,910,540	1,000,000	100,000	-	-
Exploration properties	5,060,000	2,367,400	-	-	-	-
Shares for Debt	-	-	-	-	321,365	2,142,478
Conversion of special warrants	4,524,000	646,154	-	-	-	-
Options	825,000	239,800	-	-	-	-
Financing fee	250,000	62,500	-	-	-	-
Agents’ fees	203,610	-	150,000	-	-	-
Share issuance costs	-	(637,888)	-	(126,952)		-
Balance, end of year	50,456,653	$40,533,481	13,048,058	$28,746,977	6,898,058	$27,523,929

Private placement – On May 11, 2004, the Company completed a partially brokered private placement of 10,276,107 units at $0.45 per unit for total gross proceeds of $4,624,248. An additional 203,610 units at the offering price of $0.45 per share for a total value of $91,625 were issued as partial payment of commissions, for a total of 10,479,717 units issued. Each unit consisted of one common share and ½ share purchase warrant.  One whole share purchase warrant is exercisable at $0.65 per share until November 14, 2005.

The agents received a commission of 8% of the brokered amount of the financing, of which $278,315 was paid in cash and $91,625 was paid in the above-noted 203,610 units consisting of one common share and ½ share purchase warrant. The agents were also issued agent’s options consisting of 1,016,499 agent’s units, with each unit comprised of one common share and ½ agent’s share purchase warrant. The 1,016,499 agent’s options are exercisable at $0.70 per unit until November 11, 2005, and the 508,248 agent’s warrants are exercisable into 508,248 common shares at $1.00 per share until November 11, 2005.

The private placement funds were raised to complete pre-feasibility studies on the Company’s Curraghinalt gold project in Northern Ireland, to fund a drill program at the Kremnica gold project in Slovakia, and to provide general working capital. During the year ended August 31, 2004, none of the warrants from this private placement were exercised.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

10.  COMMON STOCK (cont’d…)

Private placement - On October 22, 2003, the Company completed a partially brokered private placement of 10,295,000 units at $0.25 per unit for total gross proceeds of $2,573,750. Each unit consisted of one common share and ½ share purchase warrant. One whole share purchase warrant is exercisable at $0.30 per share until December 31, 2004. The agents received a commission of 7% of the brokered amount of the financing, plus 904,000 warrants exercisable under the same terms as above. Funds were used to repay the loan from Quest Capital Inc. (note 9), to advance the Company’s exploration projects in Northern Ireland and Slovakia, and for general working capital. During the year ended August 31, 2004, 771,500 whole warrants from this private placement were exercised.

Short Form Offering Document - On April 10, 2003, the Company completed a financing by issuing 5,000,000 units at $0.25 per unit for gross proceeds of $1,250,000. Each unit consisted of one common share and one common share purchase Warrant. Two Warrants entitled the holder to acquire an additional common share at a price of $0.40 per share for a period of 12 months until April 12, 2004. The agent was issued 150,000 common shares as a corporate finance fee and was paid a commission of ($87,500). The agent also received an “Agent’s Warrant” entitling the agent to purchase 750,000 common shares at a price of $0.25 per share until April 12, 2004. The offering raised funds to develop the Company’s gold projects in Northern Ireland and El Salvador. During the year ended August 31, 2004, 3,223,500 warrants were exercised, and 26,500 warrants expired.

Special Warrants Financing - On September 27, 2002, the Company completed a partially brokered financing by issuing 4,410,000 Special Warrants at $0.15 per Special Warrant for gross proceeds of $661,500. Costs of the financing amounted to $32,446, resulting in net proceeds to the Company of $629,054. On September 16, 2003, each Special Warrant was converted into one unit consisting of one common share and ½ share purchase warrant. Upon conversion, two half-warrants became exercisable into one common share at $0.25 per share, expiring September 27, 2004. As part of the financing, the agent was issued 114,000 Series “A” Special Warrants which converted directly into 114,000 common shares on September 16, 2003. The agent was also issued 285,000 Series “B” Special Warrants which converted on September 16, 2003 into 285,000 warrants exercisable into 285,000 common shares at $0.25 per share, until September 27, 2004. During the year ended August 31, 2004, 1,119,582 warrants from this Special Warrants Financing were exercised at $0.25 per warrant. Subsequent to year end, the remaining 1,370,418 warrants were exercised.

Shares issued for debt – On June 14, 2002, the Company arranged for the settlement of $63,285 of outstanding debt due to non-arm’s length parties through the issuance of 421,900 shares at a deemed price of $0.15 per share. The Company also settled $258,080 of outstanding debt due to arms length parties through the issuance of 1,720,578 units at a deemed price of $0.15 per unit. Each unit was comprised of one common share and one half share purchase warrant; two half warrants entitled the holder to acquire one additional common share for a period of two years for a purchase price of $0.25 per share.

Private placement – On May 23, 2002, the Company completed a private placement of 2,000,000 units at $0.05 per unit for total proceeds of $100,000. Each unit consisted of one common share and one half share purchase warrant. One whole share purchase warrant was exercisable at $0.10 per share for a period of one year.

Shares issued for property interests - The Company entered into two agreements to earn interests in exploration properties by issuing 5,000,000 common shares and 60,000 common shares, as described in notes 5 and 6.

Escrow shares - As at August 31, 2004, 2003 and 2002, there were 9,375 common shares held in escrow.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

10.  COMMON STOCK (cont’d…)

Warrants – The Company has share purchase warrants outstanding as follows:

Year ended August 31, 2004:

Exercise Price	Balance August 31, 2003	Issued	(Exercised)	(Expired)	Balance August 31, 2004	Expiry Date
$0.25	750,000	-	(750,000)	-	-	April 12, 2004
$0.40	2,500,000	-	(2,473,500)	(26,500)	-	April 12, 2004
$0.25	860,289	2	(860,291)	-	-	August 2, 2004
$0.25	285,000	2,205,000	(1,119,582)	-	1,370,418	September 27, 2004
$0.30	-	6,051,500	(771,500)	-	5,280,000	December 31, 2004
$0.27	125,000	-	-	-	125,000	July 10, 2005
$0.70	-	1,016,499	-	-	1,016,499	November 11, 2005
$1.00	-	508,248	-	-	508,248	November 11, 2005
$0.65	-	5,239,857	-	-	5,239,857	November 14, 2005

	4,520,289	15,021,106	(5,974,873)	(26,500)	13,540,022

Year ended August 31, 2003:

Exercise Price	Balance August 31, 2002	Issued	(Exercised)	(Expired)	Balance August 31, 2003	Expiry Date
$0.10	1,000,000	-	(1,000,000)	-	-	July 5, 2003
$0.25	-	750,000	-	-	750,000	April 12, 2004
$0.40	-	2,500,000	-	-	2,500,000	April 12, 2004
$0.25	860,289	-	-	-	860,289	August 2, 2004
$0.25	-	285,000	-	-	285,000	September 27, 2004
$0.27	-	125,000	-	-	125,000	July 10, 2005

	1,860,289	3,660,000	(1,000,000)	-	4,520,289

Year ended August 31, 2002:

Exercise Price	Balance August 31, 2001	Issued	(Exercised)	(Expired)	Balance August 31, 2002	Expiry Date
$0.10	-	1,000,000	-	-	1,000,000	July 5, 2003
$0.25	-	860,289	-	-	860,289	August 2, 2004

	-	1,860,289	-	-	1,860,289

Under its existing accounting policy for stock-based compensation, the Company recognizes a share issuance cost for the fair value of agents warrants granted on or after September 1, 2003, and provides certain pro-forma disclosure for the fair value of agents warrants granted up to August 31, 2003. The Company uses the Black-Scholes option pricing model to value the agents’ warrants.  The Black-Scholes model was developed for use in estimating the fair value of traded securities that have no vesting restrictions and are fully transferable.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

10.  COMMON STOCK (cont’d…)

For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

	Year ended August 31, 2004	Year ended August 31, 2003
Risk free interest rate	2.5%	2.5%
Expected dividend yield	0%	0%
Expected stock price volatility	98.4%	100.5%
Expected life of warrants	2.0 years	2.0 years
Weighted average fair value of warrants issued during year	$0.26 per share	$0.13 per share

Total stock-based compensation from the issuance of agents’ warrants for the year ended August 31, 2004 is $82,553 (2003, pro-forma - $90,000).

11.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

On October 1, 2003, the Company adopted a rolling stock option plan applicable to both insiders and non-insiders, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. Under this plan, the exercise price of an option shall not be less than the discounted market price at the time of granting, or as permitted by the policies of the TSX Venture Exchange, and an option’s maximum term is ten years from the grant date.

The Company’s previous stock option plan reserved a total of 2,000,000 common shares.  Under that plan, the minimum exercise price of each option could not be less than the discounted market price of the Company's stock on the last business day prior to the date of the grant, and an option's maximum term was five years from the grant date.  Options granted under the previous plan expire on June 11, 2008.

Options granted in respect of investor relations activities are subject to vesting restrictions such that one-quarter of the options vest three months from the date of grant and in each subsequent three-month period thereafter such that the entire option will have vested twelve months after the award date.

A summary of the changes in the Company's stock option plan for the years ended August 31, 2004 and 2003 is presented below.

	2004		2003
	Weighted Average		Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding – beginning of year	2,000,000	$ 0.25	-	$ -
Granted	2,200,000	0.36	2,000,000	0.25
Exercised	(825,000)	0.25	-	-
Expired	(450,000)	0.25	-	-
Outstanding – end of year	2,925,000	$ 0.33	2,000,000	$ 0.25

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

11.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d…)

The Company has share purchase options outstanding as follows:

Exercise Price	August 31, 2003	Issued	(Exercised and Expired)	August 31, 2004	Expiry Date
$0.25	1,550,000	-	(1,125,000)	425,000	May 21, 2008
$0.25	450,000	-	-	450,000	June 11, 2008
$0.25	-	400,000	(100,000)	300,000	September 30, 2008
$0.35	-	1,350,000	(50,000)	1,300,000	January 29, 2009
$0.50	-	450,000	-	450,000	April 2, 2009

	2,000,000	2,200,000	(1,275,000)	2,925,000

Under its existing accounting policy for stock-based compensation, the Company recognizes a share value of options granted on or after September 1, 2003, and provides certain pro-forma disclosure for the fair value of options granted up to August 31, 2003. The Company uses the Black-Scholes option pricing model to value stock options granted.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

	Year ended August 31, 2004	Year ended August 31, 2003
Risk free interest rate	2.5%	2.5%
Expected dividend yield	0%	0%
Expected stock price volatility	98.4%	100.5%
Expected life of options	2.0 years	2.0 years
Weighted average fair value of options granted during year	$0.26 per share	$0.13 per share

Total stock-based compensation for the year ended August 31, 2004 is $581,500 for consulting fees and salaries in respect of options granted. If the fair value had been recognized for the year ended August 31, 2003, the Company's net loss and loss per share on a pro forma basis would have been restated as follows:

Net loss for the year ended August 31, 2003, as reported	$(1,439,167)
Compensation expense related to the fair value of stock options	(268,000)
Pro forma net loss for the year ended August 31, 2003	$(1,707,167)

Basic loss per share, as reported	$(0.16)
Pro forma basic loss per share	$(0.19)

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

12.  SUPPLEMENTAL CASH FLOW INFORMATION

	2004	2003	2002
Cash paid during the year for interest	$ 4,159	$ -	$ -

(a)

During the year ended August 31, 2004, the Company:

i)

incurred a financing fee of $62,500 by issuing 250,000 shares at a fair value of $0.25 per share, pursuant to a loan agreement between the Company and Quest Capital Corp.;

ii)

issued 203,610 common shares at a fair value of $0.45 per share as agents’ fees (note 10);

iii)

issued 5,000,000 common shares at a fair value of $0.47 per share to acquire Ulster Minerals Limited (note 5);

iv)

issued 60,000 common shares at a fair value of $0.29 per share to acquire exploration licenses in the Republic of Ireland (note 6); and

v)

disposed of its El Salvador exploration projects for share consideration with a fair value of $200,000 (see note 7).

(b)

During the year ended August 31, 2003, the Company issued 150,000 shares as agent’s fees.

(c)

During the year ended August 31, 2002, the Company issued 2,142,478 common shares to settle outstanding debits of $321,365.

13.  RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the period:

(a)

Incurred consulting fees of $450,475 (2003 - $149,955; 2002 - $49,662) to related parties, comprised of:

i)

directors’ fees of $97,000 (2003 - $nil; 2002 - $nil);

ii)

chairman’s fees of $30,000 (2003 - $nil; 2002 - $nil);

iii)

officers fees of $67,000 (2003 - $nil; 2002 - $nil);

iv)

fees of $25,000 (2003 - $nil; 2002 - $nil) from a company controlled by an officer;

v)

professional fees of $180,000 (2003 - $ 92,500; 2002 - $nil) from a company controlled by the President;

vi)

professional fees of $25,000 (2003 - $nil; 2002 - $nil) from companies controlled by directors; and

vii)

professional fees of $26,475 (2003 - $57,455; 2002 - $49,662) from directors.

(b)

Incurred geological consulting fees of $18,025 (2003 - $38,661; 2002 - $7,735) from a director, which was capitalized to exploration properties.

(c)

Due to related parties of $139,128 (2003 - $63,375; 2002 - $49,112) is comprised of: $131,000 (2003 - $63,375; 2002 - $49,112) payable to directors and officers for unpaid consulting fees, $3,128 (2003 - $nil; 2002 - $nil) payable to the President for expenses incurred, legal fees of $5,000 (2003 - $nil; 2002 - $nil) payable to the corporate secretary, and legal fees of $nil (2003: $61,616) payable to a law firm of which the principal was the former corporate secretary (see note 4).

(d)

Incurred legal fees of $61,022 (2003- $98,465; 2002 - $12,273) to a law firm in which a principal was the former corporate secretary. The Company paid consulting fees of $5,000 (2003 - $ nil; 2002 - $nil) to the current corporate secretary.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

13.  RELATED PARTY TRANSACTIONS (cont’d…)

(e)

Charged expense reimbursements of $49,026 (2003 - $nil; 2002 - $nil) from Lalo Ventures Ltd. (“Lalo”), a public company related by certain common officers, (comprising rent of $17,625 and office expenses of $31,401), and $11,843 (2003 - $nil; 2002 - $nil) from Exeter Resource Corporation (“Exeter”), a public company related by a common director, (comprised of rent of $7,500 and office expenses of $4,343).  The reimbursements are recorded as offsets to the underlying expense item.  Due from related parties includes $20,326 due from Lalo and $5,376 due from Exeter (see note 4).

(f)

The President is indebted to the Company as described in note 3.

(g)

During the year ended August 31, 2002, the Company issued 421,900 shares to settle $63,285 of debt to a director.

14.  INCOME TAXES

Income tax expense attributable to income from operations was $nil for the year ended August 31, 2004 (2003 - $nil; 2002 - $nil).

The tax effects of temporary differences that give rise to significant portions of the future tax assets at August 31, 2004, 2003 and 2002 are presented below:

	2004	2003	2002
Non-capital loss carry-forwards	2,096,295	1,561,562	1,436,632
Exploration properties	3,083,963	3,084,932	-
Share issuance costs	225,731	60,981	-
Valuation allowance	(5,405,990)	(4,707,474)	(1,436,632)

	$ -	$ -	$ -

Based upon the level of historical taxable income and projections for future taxable income over the years which the future tax assets are deductible, management has provided a full valuation allowance for the future tax assets.

Subject to certain restrictions, the Company has exploration expenditures of $9,812,791 (2003: $9,117,559; 2002 - $8,694,396) and non-capital losses of $5,885,164 (2003: $4,383,946; 2002 - $4,033,216) available to reduce future Canadian taxable income. There are no expiry limitations with respect to the exploration expenditures. The non-capital losses expire as follows:

Year	$
2005	786,256
2006	810,632
2007	171,201
2008	163,844
2009	86,727
2010	1,431,113
2014	2,435,391

$ 5,885,164

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

15.  FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, other receivables, due from related parties, loan receivable, long term investments, accounts payable, and due to related parties.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

16.  SEGMENTED INFORMATION

The Company operates in a single business segment, mineral exploration.

The Company operates in four (2003 - five; 2002 - one) geographic segments of which only three (2003 - three; 2002 - one) are reportable segments.  The accounting policies for the segments are the same as those described in note 2 to the consolidated financial statements.

Geographic distribution of operating results is as follows:

August 31, 2004	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$5,108,090	1,255,944	3,997,374	31,447	10,392,855
Exploration properties	4,922,823	1,095,765	24,106	31,447	6,074,141
Net loss	85,348	4,381	2,229,290	-	2,319,019
Significant non-cash items	2,350,000	-	(62,500)	(180,443)	2,107,057
Property and equipment additions	-	39,744	63,049	-	102,793
Interest revenue	-	5,736	21,514	-	27,250
Amortization	-	4,381	12,838	-	17,219
Interest expense	285	-	11,921	-	12,206

August 31, 2003	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 736,955	511,218	270,408	146,352	1,664,933
Net loss	9,889	12,200	1,417,078	-	1,439,167
Exploration properties	682,109	502,218	8,420	146,352	1,339,099
Property and equipment additions	-	-	24,468	-	24,468
Interest expense	72	-	24,593	-	24,665
Interest revenue	-	-	4,881	-	4,881
Amortization	-	-	3,527	-	3,527

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

16.  SEGMENTED INFORMATION  (cont’d…)

August 31, 2002	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ -	-	67,218	8,809	76,027
Net loss	-	-	102,193	-	102,193
Exploration properties	-	-	-	8,809	8,809
Property and equipment additions	-	-	-	-	-
Interest expense	-	-	14,287	-	14,287
Interest revenue	-	-	-	-	-
Amortization	-	-	-	-	-

17.  CONTINGENCIES AND COMMITMENTS

Litigation

(a) On February 19, 1999, the Company received a writ of summons filed in the Supreme Court of British Columbia by Orovi Corporation ("Orovi") relating to exploration activities in Ghana, to which the Company filed a statement of defense.  Orovi has taken no further action on the matter since serving the writ on the Company.  The directors believe the claim is without merit.

(b) In 1999, the Company's then subsidiary in Mali, now defunct, was alleged by the Government of Mali to have imported certain mining equipment without Customs' declaration. To the best of management's knowledge no action regarding the claim has been made against the Company.

Premises leases - On April 1, 2004 the Company entered into a five year plus three month lease agreement for office space. Annual commitments over the term of the lease are: $107,520 for 2005, $109,004 for 2006, $116,424 for 2007, $116,424 for 2008, and $97,020 for 2009, for an aggregate of $546,392.

Exploration licenses - The Company holds, or is in the final stages of application for, exploration licenses in Northern Ireland, the Republic of Ireland and the Slovak Republic.  Licenses in each country have the following commitments for exploration expenditures for the 2005 calendar year:

Northern Ireland	$ 721,000
Republic of Ireland	$ 84,000
Slovak Republic	$ 24,000

Acquisitions – In connection with the purchase of Ulster as described in note 5, the Company must issue 5,000,000 common shares to Strongbow upon the decision of the Company’s board of directors to initiate construction of a mine. The Company must also pay Strongbow 20% of the tax savings from Ulster’s tax loss carryforwards when utilized.

18.  SUBSEQUENT EVENTS

i)

Subsequent to year end, the Company issued 1,370,415 common shares in respect of the exercise of warrants at $0.25 per share, 1,732,500 common shares in respect of the exercise of warrants at $0.30 per share, 75,000 common shares in respect of the exercise of stock options at $0.25 per share and 30,000 common shares in respect of the exercise of stock options at $0.35 per share. Total proceeds from the warrants and stock options exercised were $862,354 and $29,250 respectively.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

18.  SUBSEQUENT EVENTS (cont’d…)

ii)

On September 17, 2004, the Company granted 2,035,000 stock options exercisable at $0.45 per share for a period of 5 years to directors, employees and consultants.

iii)

On December 16, 2004, a non-brokered private placement of 5,000,000 common shares was completed at $0.40 per share for gross proceeds of $2,000,000.  A finder’s fee, consisting of 6% of the gross proceeds in cash and 2% of the shares placed is payable to a third party. The shares are subject to a four-month trading hold period expiring on April 10, 2005.

iv)

On December 16, 2004, the closing of the Ulster agreement was completed (see note 5).

v)

Chairman’s fees of $30,000, recorded as payable to related parties as disclosed in note 13, were paid on September 29, 2004.

19.  COMPARATIVE FIGURES

Certain figures from the previous year have been re-classified to conform to the current year’s presentation.  Such re-classification is for presentation purposes only and has no effect on previously-reported results.

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("U.S. GAAP"), and the rules and regulations of the Securities and Exchange Commission in all material respects, except as noted below

(a) Stock-based compensation

The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB25”). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.  As at August 31, 2004, no compensation cost would have been recorded for any period under this method.  Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”), issued in October 1995, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.  SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

On September 1, 2003, the Company prospectively adopted the revised recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".  Under these recommendations, the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options beginning with its fiscal year ended August 31, 2003, and recognizes an expense for options granted on or after September 1, 2003.  The Company also records stock-based compensation in respect of agents’ warrants issued in connection with common share placements, and includes the fair value thereof in share issuance costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant and of each warrant on the date of issue.  On the exercise of stock options and warrants, common stock is credited for consideration received, and for fair value amounts previously credited to additional paid-in capital.  The effect of the adoption of these recommendations is described in notes 10 and 11.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

The following is a summary of the status of stock options outstanding at August 31, 2004:

		Outstanding Options		Exercisable Options
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.25	425,000	3.70	$0.25	425,000	$0.25
$0.25	450,000	3.78	$0.25	337,500	$0.25
$0.25	300,000	4.12	$0.25	300,000	$0.25
$0.35	1,300,000	4.42	$0.35	1,225,000	$0.35
$0.50	450,000	4.58	$0.50	190,000	$0.50
	2,925,000			2,477,500

The following is a summary of the status of stock options outstanding at August 31, 2003:

		Outstanding Options		Exercisable Options
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.25	2,000,000	4.72	$0.25	2,000,000	$0.25

There were no stock options outstanding at August 31, 2002.

(b) Income taxes

Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end.  A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by SFAS No. 109 to allow recognition of such an asset.

(c) Exploration properties

Under Canadian GAAP, acquisition and exploration costs are capitalized.  Under U.S. GAAP, acquisition costs are capitalized and exploration costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, mining properties are reviewed by management for impairment at the end of each reporting period, and a write-down is recorded where necessary. Acquisition costs capitalized under U.S. GAAP during the years ended August 31, 2004, 2003, and 2002 were $2,350,701, $573,203, and $nil respectively; e xploration costs expensed under U.S. GAAP during the years ended August 31, 2004, 2003 and 2002 were $ 2,384,341 , $ 757,087 , and $ 8,809 respectively.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

(d) Trading securities and available-for-sale securities

Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale.  During the year ended August 31, 2004, the Company did not own any securities classified as either trading or held to maturity.  However, at August 31, 2004, the Company did own securities classified as available-for-sale.

The Company’s long-term investment consists of equity securities and is classified as available-for-sale, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of other comprehensive income.

Gains and losses on the sale of securities available-for-sale are determined using the specific identification method and are included in earnings. The Company uses the average cost method to determine the gain or loss on investment securities held as available-for-sale, based upon the accumulated cost bases of specific investment accounts.

At August 31, 2004, the market value of the Company’s long-term investment was $205,309.

(e) Comprehensive income

The Company follows the recommendations of Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), in reporting and displaying comprehensive income and its components. Comprehensive income includes net income and other comprehensive income.  Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under U.S. GAAP. SFAS No. 130 requires unrealized gains and losses on the Company's foreign currency translation to be included in comprehensive income.

(f) Net earnings (loss) per share

Under U.S. GAAP, performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's 9,375 common shares held in escrow are not performance based and therefore no adjustments have been made to the calculation of earnings per share.

SFAS No. 128 “Earnings Per Share” simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined.  The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures.  Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period.  Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

Diluted EPS has not been disclosed as the effect of the exercise of the Company’s outstanding options and warrants would be anti-dilutive. Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of August 31, 2004, the Company had 2,925,000 (2003 - 2,000,000; 2002 - nil) stock options outstanding and 13,540,022 (2003 - 4,520,289; 2002 – 1,860,289) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

(g) Amortization

Under Canadian GAAP, property and equipment are recorded at cost and are amortized over their estimated useful lives as follows:

Computer and electronic equipment	30% declining balance basis
Office and field equipment	20% declining balance basis
Software	50% declining balance basis
Leasehold improvements	over the term of the lease

Under U.S. GAAP, property and equipment are recorded at cost and are amortized on a straight line basis as follows:

Computer and electronic equipment	3 years
Office and field equipment	5 years
Software	2 years
Leasehold improvements	over the term of the lease

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

(h) Recent accounting pronouncements

Since July, 2001, the United States Financial Accounting Standards Board (“FASB”) has issued pronouncements pursuant to Statements of Financial Accounting Standards (‘SFAS”) and Interpretations (‘FIN”) which are shown in the table below. The standards listed in the table have not had a material effect on the Company’s financial position or results of operations.

Date of Issuance	Standard Reference Number	Title Description
July 2001	SFAS 141 and SFAS 142	“Business Combinations” and “Goodwill and Other Intangible Assets.”
July 2001	SFAS 143	“Accounting for Asset Retirement Obligations.”
August 2001	SFAS 144	“Accounting for the Impairment or Disposal of Long-Lived Assets.”
April 2002	SFAS 145	“Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.”
June 2002	SFAS 146	“Accounting for Costs Associated with Exit or Disposal Activities.”
November 2002	FIN 45	"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."
November 2002	EITF 00-21	“Accounting for Revenue Arrangements with Multiple Deliverables.”
January 2003	FIN 46	"Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."
April 2003	SFAS 149	“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”
May 2003	SFAS 150	“Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”

In December 2002, FASB issued SFAS 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also required that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 required disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for the Company’s 2003 fiscal year. The interim disclosure requirements became effective for the second quarter of the Company’s 2003 fiscal year.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153.  This statement addresses the measurement of exchanges of nonmonetary assets.  The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that opinion, however, included certain exceptions to that principle.  This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for financial statements for fiscal years beginning after June 15, 2005.  Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued.  Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, FASB issued a revision to Statement of Financial Accounting Standards No. 123R, “Accounting for Stock Based Compensations.”  This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance.  This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services.  It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.  This statement focuses primarily on accounting for transactions in which an entity obtains employee services in stock-based payment transactions.  This statement does not change the accounting guidance for stock-based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123.  This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.” The Company has not yet determined the impact to its financial statements from the adoption of this statement.

(i) Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations and comprehensive loss, the balance sheets, the statements of cash flows, and the statements of stockholders’ equity and deficit, are as follows:

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of Operations and Comprehensive Loss

	2004	2003	2002
Net loss as reported in accordance with Canadian GAAP	$ (2,319,019)	$ (1,439,167)	$(102,193)
Adjustments:
Amortization	(4,963)	(1,278)	-
Foreign currency translation	9,530	(1,549)	-
Stock based compensation	581,500	-	-
Exploration property costs expensed	(2,582,604)	(757,087)	(8,809)
Exploration property costs written-off	420	-	-
Exploration property disposed	1 22 , 640	-	-
Net loss under U.S. GAAP	(4,192,496)	(2, 199,081 )	(111,002)
Comprehensive loss – foreign currency translation	(9,530)	1,549	-
Total comprehensive loss under U.S. GAAP	(4,202,026)	(2, 197,532 )	(111,002)
Net loss per share under U.S. GAAP	$ (0. 12 )	$ (0. 24 )	$ (0. 03 )
Weighted average number of shares outstanding under U.S. GAAP	35,707,931	9,186,184	3,624,533

Balance Sheets

	2004	2003	2002
Total assets under Canadian GAAP	$ 10,392,855	$ 1,664,933	$ 76,027
Adjustments to U.S. GAAP:
Deferred exploration property costs	(3, 225,440 )	(757,087)	(8,809)
Amortization	(6,241)	(1,278)	-
Total assets under U.S. GAAP	$ 7, 161,174	$ 906,568	$ 67,218
Total liabilities under Canadian GAAP	$ 721,056	$ 1,409,847	$ 268, 976
Adjustments to U.S. GAAP:	-	-	-
Total liabilities under U.S. GAAP	721,056	1,409,847	268,976
Total stockholders’ equity under Canadian GAAP	9,671,799	255,086	(192,949)
Adjustments to U.S. GAAP:
Deferred exploration property costs	(3, 225,440 )	(757,087)	(8,809)
Amortization	(6,241)	(1,278)	-
Total equity (deficiency) under U.S. GAAP	6, 440,118	(503,279)	(201,758)
Total liabilities and equity (deficiency) under U.S. GAAP	$ 7,161,174	$ 906,568	$ 67,218

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of Cash Flows

	2004	2003	2002
Cash used in operating activities under Canadian GAAP	$ (1,855,965)	$ (995,214)	$ (40,306)
Adjustments to U.S. GAAP:
Exploration properties expensed	(2,582,604)	(757,087)	(8,809)
Exploration property costs written off	420	-	-
Exploration property disposed	1 22 , 640	-	-
Cash used in operating activities under U.S. GAAP	(4,315,509)	$ (1,752,301)	$ (49,115)
Cash used in investing activities under Canadian GAAP	$ ( 4 , 192 , 496 )	$ (1,355,758)	$ (8,809)
Adjustments to U.S. GAAP:
Exploration properties expensed	2,582,604	757,087	8,809
Exploration property costs written off	(420)	-	-
Exploration property disposed	(1 22 , 640 )	-	-
Cash used in investing activities under U.S. GAAP	(209,154)	(598,671)	-
Cash flows from financing activities under Canadian GAAP	$ 8,117,406	$ 2,490,196	$ 105,000
Adjustments to U.S. GAAP:	-	-	-
Cash flows from financing activities under U.S. GAAP	$ 8,117,406	$ 2,490,196	$ 105,000

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2004, 2003 and 2002

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of Stockholders’ Equity and Deficit

	Common Stock		Share			Accumulated
	Number of Shares	Amount	Subscriptions and special warrants	Additional Paid-in Capital	Total Accumulated Deficit	other Comprehensive Income (loss)	Total
Stockholders’ equity (deficiency) under Canadian GAAP at August 31, 2002	6,898,058	$27,523,929	$ 15,000	$ 18,400	$(27,750,178)	$ -	$ (192,849)
Deferred exploration property costs	-	-	-	-	(8,809)	-	(8,809)
Stockholders’ equity (deficiency) under U.S. GAAP at August 31, 2002	6,898,058	$ 27,523,929	15,000	18,400	(27,758,987)	-	(201,658)
Stockholders’ equity (deficiency) under Canadian GAAP at August 31, 2003	13,048,058	$ 28,746,977	679,054	18,400	(29,189,345)	-	255,086
Foreign currency translation adjustment	-	-	-	-	(1,549)	1,549	-
Deferred exploration property costs	-	-	-	-	(757,087)	-	(757,087)
Amortization	-	-	-	-	(1,278)	-	(1,278)
Stockholders’ equity (deficiency) under U.S. GAAP at August 31, 2003	13,048,058	$28,746,977	679,054	18,400	(29,949,259)	1,549	(503,279)

Stockholders’ equity (deficiency) under Canadian GAAP at August 31, 2004	50,456,653	$40,533,481	-	646,682	(31,508,364)	-	9,671,799
Foreign currency translation adjustment	-	-	-	-	7,981	(7,981)	-
Deferred exploration property costs	-	-	-	-	(3, 225,440 )	-	(3, 225,440 )
Amortization	-	-	-	-	(6,241)	-	(6,241)
Stock-based compensation	-	(35,771)	-	(545,729)	581,500	-	-
Agent’s compensation (issue cost)	-	82,553	-	(82,553)	-	-	-
Stockholders’ equity (deficiency) under U.S. GAAP at August 31, 2004	50,456,653	$40,580,263	$ -	$ 18,400	$(34, 150,564 )	$ (7,981)	$6, 440,118

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For The Six Months Ended February 28, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of the comparative balance sheet as at February 29, 2004 and the comparative statements of operations and cash flows for the three months and six months then ended in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	February 28,	August 31,
	2005	2004
	(unaudited)	(audited)

ASSETS

Current
Cash and cash equivalents	$ 3,942,535	$ 3,790,091
Other receivables	160,705	64,634
Loan receivable (note 2)	59,958	50,958
Marketable securities at cost (market: $54,000) (note 3)	52,500	-
Prepaid expenses and deposits	236,390	70,453

Total Current Assets	4,452,088	3,976,136

Due from related parties (notes 4 and 13)	27,646	29,063

Exploration properties (note 6)	8,191,181	6,074,141

Long term investment (note 7)	200,000	200,000

Property and equipment (note 8)	119,843	113,515

TOTAL ASSETS	$ 12,990,758	$ 10,392,855

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued expenses	$ 519,488	$ 581,928
Due to related parties (notes 4 and 13)	97,000	139,128

Total Current Liabilities	616,488	721,056

Shareholders’ equity
Common stock (note 9)	44,335,110	40,533,481
Contributed surplus (note 10)	863,607	646,682
Accumulated deficit prior to the exploration stage	(27,750,178)	(27,750,178)
Accumulated deficit during the exploration stage	(5,074,269)	(3,758,186)

Total Shareholders’ Equity	12,374,270	9,671,799

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 12,990,758	$ 10,392,855

On behalf of the Board:

 “Hein Poulus”

“Damien Reynolds”

Director

Director

The accompanying notes are an integral part of these consolidated financial statements

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months ended		Six months ended
	February 28	February 29	February 28	February 29
	2005	2004	2005	2004

OPERATING EXPENSES

Consulting fees and salaries	$ 192,422	$ 89,397	$ 351,780	$ 246,026
Travel	83,439	44,405	185,123	155,472
Consulting fees - stock-based compensation	142,450	411,750	244,200	464,950
Legal and professional	113,059	62,094	156,787	103,351
Promotion and investor relations	17,896	27,437	97,062	63,373
Property investigation	2,456	-	2,456	-
Office, postage, and couriers	47,640	9,259	76,930	16,098
Regulatory fees	38,579	18,098	50,418	31,957
Communications	21,771	20,850	37,535	40,449
Printing	35,073	16,227	53,977	17,265
Rent	21,060	9,993	32,505	23,338
Financing fee	-	-	-	62,500
Dues, fees and subscriptions	6,567	6,048	14,497	10,923
Amortization	8,011	2,313	15,551	4,312
B.C. Capital tax	-	-	-	-
Commission	-	-	-	-
Write-off of exploration properties	-	420	-	420
Loss from operations	(730,423)	(718,291)	(1,318,821)	(1,240,434)

OTHER INCOME (EXPENSES)

Interest income	20,181	1,533	34,379	4,506
Gain on write-down of accounts payable	-	-	-	-
Gain on sale of exploration property	-	-	-	-
Foreign exchange gain (loss)	(17,639)	(25,417)	(26,420)	(24,173)
Interest and bank charges	(2,239)	(1,489)	(5,221)	(7,933)

	303	(25,373)	2,738	(27,600)

NET LOSS	$ (730,120)	$ (743,664)	$(1,316,083)	$(1,268,034)

Basic and diluted loss per share	$ (0.01)	$ (0.03)	$ (0.02)	$ (0.05)
	60,188,790	29,567,642	55,927,169	25,597,067

The accompanying notes are an integral part of these consolidated financial statements

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Three months ended	Six months ended
February 28	February 29	February 28	February 29
2005	2004	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (730,120)	$ (743,664)	$(1,316,083)	$(1,268,034)
Items not affecting cash:
Amortization	8,011	2,313	15,551	4,312
Financing fee	-	-	-	62,500
Stock-based compensation	142,450	411,750	244,200	464,950
Write-off of exploration property	-	420	-	420
Gain on sale of exploration property	-	-	-	-
Gain on write-down of accounts payable	-	-	-	-
Changes in non-cash working capital Items:
(Increase) decrease in other receivables	(27,824)	1,733	(96,071)	3,176
Increase in prepaid expenses and deposits	(143,538)	(13,084)	(165,937)	(8,870)
Increase in loan receivable	(11,500)	-	(14,000)	-
Increase in accounts payable and accrued expenses	13,889	(38,500)	(62,440)	(180,725)
Net cash used by operating activities	(748,632)	(379,032)	(1,394,780)	(922,271)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(6,016)	(4,293)	(21,879)	(6,863)
Purchase of marketable securities	(52,500)	-	(52,500)	-
Exploration property expenditures	(926,271)	(399,128)	(2,117,040)	(1,088,110)
Business acquisition	-	-	-	-
Cash from business acquisition	-	-	-	-
Net cash used by investing activities	(984,787)	(403,421)	(2,191,419)	(1,094,973)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	3,311,000	469,711	3,774,354	2,941,606
Decrease in loans payable	-	-	-	(592,000)
Advance from (to) related parties	14,769	-	(35,711)	-
Issuance of special warrants	-	-	-	-
Increase in share subscription	-	-	-	-
Net cash provided by financing activities	3,325,769	469,711	3,738,643	2,349,606
Increase (Decrease) in cash during the period	1,592,350	(312,742)	152,444	332,362
Cash and short term investments, beginning of period	2,350,185	842,452	3,790,091	197,348
Cash and short term investments, end of period	$3,942,535	$ 529,710	$3,942,535	$ 529,710

The accompanying notes are an integral part of these consolidated financial statements

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian Dollars)

From inception of Exploration Stage to February 28, 2005

	Common Stock		Contributed	Share	Total Accumulated
	Shares	Amount	Surplus	Subscriptions	Deficit	Total
Balance at September 1, 2002 – Inception of Exploration Stage	6,898,058	$27,523,929	$ 18,400	$ 15,000	$(27,750,178)	$(192,849)
Common stock issued for cash at $0.10 per share	1,000,000	100,000	-	-	-
Common stock issued for cash at $0.25 per share	5,000,000	1,250,000	-	-	-
Common stock issued for finder’s fee at $0.25 per share	150,000	37,500	-	-	-
Share subscriptions	-	-	-	664,054	-
Share issue costs	-	(164,452)	-	-	-
Net loss	-	-	-	-	(1,439,167)
Balance, August 31, 2003	13,048,058	28,746,977	18,400	679,054	(29,189,345)	255,086
Common stock issued for cash – conversion of special warrants at $0.15 per share	4,410,000	629,054	-	(629,054)	-
Common stock issued for finder’s fee at $0.15 per share	114,000	17,100	-	-	-
Common stock issued as financing fee at $0.25 per share	250,000	62,500	-		-
Common stock issued for cash - private placement at $0.25 per share	10,295,000	2,573,750	-	-	-
Common stock issued for cash - stock options exercised	825,000	239,800	(35,771)	(50,000)	-
Common stock issued for cash - warrants exercised	5,974,873	1,910,540	-	-	-
Common stock issued for cash - private placement at $0.45	10,276,112	4,624,248	-	-	-
Common stock issued for agent’s fee at $0.45 per share	203,610	-	-	-
Common stock issued for exploration property at $0.29 per share	60,000	17,400	-	-	-
Common stock issued for exploration property at $0.47 per share	5,000,000	2,350,000	-	-	-
Share issue costs	-	(637,888)	-	-	-
Stock-based compensation	-	-	664,053	-	-
Net loss	-	-	-	-	(2,319,019)
Balance, August 31, 2004	50,456,653	40,533,481	646,682	-	(31,508,364)	9,671,799
Common stock issued for cash – private placement at $0.40 per share	5,000,000	2,000,000	-	-	-
Common stock issued for agent’s fee at $0.40 per share	100,000	-	-	-	-
Common stock issued for cash – stock options exercised	105,000	38,400	(9,150)	-	-
Common stock issued for cash – warrants exercised	5,820,415	1,695,729	-	-	-
Common stock issued for cash – agent’s warrant exercised	625,000	187,500	(18,125)	-	-
Share issue costs	-	(120,000)	-	-	-
Stock-based compensation	-	-	244,200	-	-
Net loss	-	-	-	-	(1, 316,083)
Balance, February 28, 2005	62,107,068	$44,335,110	$863,607	$ -	$(32,824,447)	$12,374,270

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

1.  NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation ("the Company") is a public company listed on the TSX Venture Exchange in Canada and on the Berlin-Bremen and Frankfurt Stock Exchanges in Germany. On December 3, 2002, the Company continued its incorporating jurisdiction from British Columbia, Canada to Yukon, Canada and changed its name from Tournigan Ventures Corporation to Tournigan Gold Corporation.

The Company has been in the exploration stage since September 1, 2002, when the Company emerged from a period of dormancy, and has no revenues from operations. The Company is primarily engaged in the acquisition and exploration of mineral properties.  Should the Company locate a commercially viable reserve, the Company would expect to actively prepare the site for extraction. The Company’s accumulated deficit prior to the exploration stage was $27,750,178.

The Company incurred a loss of $1,316,083 for the six months ended February 28, 2005 (2004 - $1,268,034), and had a deficit of $32,824,447 at February 28, 2005 (August 31, 2004 - $31,508,364) which has been funded primarily by the issuance of equity. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its stockholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

The accompanying unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited consolidated financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual consolidated financial statements and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included in these unaudited consolidated financial statements.

2.  LOAN RECEIVABLE

The loan receivable from the President is non-interest bearing, secured by a promissory note and is due on May 25, 2005.  It is management’s opinion that no allowance for doubtful collection is required as the loan is expected to be repaid in full.

3.  MARKETABLE SECURITIES

Marketable securities are carried at the lower of cost and market value. Marketable securities consist of 150,000 shares of Lalo Ventures Ltd. (“Lalo”), a public company listed on the TSX Venture Exchange. Certain officers of the Company are also officers of Lalo – see note 13.

4.  DUE FROM (TO) RELATED PARTIES

Amounts due from (to) directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

5.  BUSINESS COMBINATIONS

On February 12, 2004, the Company signed a letter of intent with Strongbow Exploration Inc. (“Strongbow”) to acquire Strongbow’s wholly-owned subsidiary, Ulster Minerals Limited (“Ulster”), a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt and Tyrone gold projects in County Tyrone, Northern Ireland. The letter specifies that the Company issue 5,000,000 common shares to Strongbow upon completion of a definitive agreement, and 5,000,000 common shares upon the decision of the Company’s Board to initiate construction of a mine. The Company must also pay Strongbow 20% of the tax savings from Ulster’s tax loss carryforwards when utilized. The tax loss carryforwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects. Ulster had no assets other than exploration properties and no liabilities on the acquisition date. The purchase price in the business combination has therefore been allocated entirely to the Company’s exploration properties.

On April 30, 2004, the Company issued 5,000,000 common shares pending final closing of the acquisition, and recorded the fair value of $2,350,000 as an addition to exploration properties. The shares are subject to a pooling agreement under which the shares will be released in 1,000,000 share tranches in each of five consecutive six-month periods. The acquisition closed on December 16, 2004. The Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell.

6.   EXPLORATION PROPERTIES

Northern Ireland - Prior to the business combination with Ulster referred to in note 5, the Company had conducted exploration on the properties under the terms of a letter agreement with Strongbow, dated November 7, 2002. The letter agreement provided the Company to acquire up to a 100% interest in two exploration licenses (the Curraghinalt and Tyrone gold projects) in County Tyrone, Northern Ireland.  In February 2003, a formal option agreement for each license was executed with Strongbow.  The Company was to earn its 100% interest over a seven year period.

The Company has also applied for certain other exploration licenses in Northern Ireland, which cover a total of an additional 1,056 square kilometres.

Slovak Republic - The principal asset of Kremnica Gold a.s., a wholly-owned subsidiary of the Company, is the Kremnica Gold project, a mining license covering 11.8 square kilometres, including title to the Kremnica Mine. The mine is not currently in operation.

Republic of Ireland – The Company holds 15 gold, silver and base metal prospecting licenses totaling 620 square kilometres, which expire on September 11, 2009. Two of these licenses were acquired in 2004 by the issuance of 60,000 common shares of the Company.

British Columbia, Canada – The Company holds 31 mining claims in the Skeena Mining Division, and 4 mining claims in the Omineca Mining Division. All claims will be retained until the properties can be further assessed.

El Salvador – The Company’s exploration projects in El Salvador, comprised of options to earn interests in certain mineral licenses, were sold during the year ended August 31, 2004.  Disclosure of the properties and the terms of sale is provided in note 7.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

6.   EXPLORATION PROPERTIES (cont’d…)

Six months ended February 28, 2005	Curraghinalt Northern Ireland	Kremnica Slovak Republic	Others	TOTAL

Balance - beginning of period	$ 4,922,823	1,095,765	55,553	6,074,141

Acquisition costs	-	-	-	-

Exploration costs:

Drilling	167,990	602,531	-	770,521
Consulting and salaries	110,790	137,846	-	248,636
Assays	17,374	161,974	-	179,348
Geologist	111,721	34,050	385	146,156
Engineering studies	130,256	-	-	130,256
Core shed	115,654	-	-	115,654
Data compilation	107,412	733	7,172	115,317
Fees, dues, licenses, insurance, taxes	54,639	31,367	-	86,006
Travel	31,236	29,460	-	60,696
VMS airborne survey	53,331	-	-	53,331
Field supplies	13,235	31,639	-	44,874
Mapping	24,116	12,094	-	36,210
Rent, heat, gas	16,012	13,713	-	29,725
Office, postage, couriers	17,492	4,340	-	21,832
Project management	14,802	-	1,689	16,491
Reconnaissance geology, sampling	12,680	3,675	-	16,355
Environmental studies	14,598	-	-	14,598
Legal	-	10,246	-	10,246
Option fees	7,931	-	-	7,931
Trenching	2,828	3,879	-	6,707
Geophysical IP surveys	-	4,555	-	4,555
Surveys	1,595	-	-	1,595
Total costs incurred during the period	1,025,692	1,082,102	9,246	2,117,040

Balance - end of period	$ 5,948,515	2,177,867	64,799	8,191,181

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

6.   EXPLORATION PROPERTIES (cont’d…)

Year ended August 31, 2004	Curraghinalt Northern Ireland	Kremnica Slovak Republic	El Potosi & Cerro Pedernal El Salvador	Other	TOTAL

Balance - beginning of year	$ 682,109	502,218	131,285	23,487	1,339,099
Acquisition costs	2,350,701	-	-	23,807	2,374,508

Exploration costs:
Drilling	608,035	89,801	-	-	697,836
Consulting and salaries	112,368	174,148	17,537	-	304,053
Geologist	249,269	28,884	17,764	3,477	299,394
Assays	116,007	54,475	10,532	-	181,014
Pre-feasibility study	173,042	-	-	-	173,042
Data compilation	149,431	6,241	-	-	155,672
Project management	126,176	-	-	-	126,176
Travel	32,432	30,484	8,403	4,222	75,541
Surveys	14,443	57,827	-	-	72,270
Fees, dues, licenses, insurance, taxes	40,532	28,535	-	980	70,047
Field supplies	39,491	27,803	1,295	-	68,589
Project Planning plans	31,841	26,489	-	-	58,330
Reconnaissance geology, sampling	12,851	33,101	-	-	45,952
Rent, heat, gas	34,077	6,174	-	-	40,251
Office, postage, couriers	30,456	3,446	952	-	34,854
Environmental studies	33,131	-	-	-	33,131
Field technicians	27,509	-	-	-	27,509
Legal	-	16,068	10,075	-	26,143
Geochemical surveys	22,269	2,500	-	-	24,769
Satellite imaging	15,332	-	-	-	15,332
Mapping	7,064	7,571	-	-	14,635
Rehabilitation	6,351	-	-	-	6,351
Geophysical IP surveys	4,139	-	-	-	4,139
Trenching	3,767	-	-	-	3,767
Total costs incurred	4,240,714	593,547	66,558	32,486	4,933,305
Less:
Properties disposed of	-	-	(197,843)	-	(197,843)
Costs written off	-	-	-	(420)	(420)

Net change	4,240,714	593,547	(131,285)	32,066	4,735,042
Balance – end of year	$ 4,922,823	1,095,765	-	55,553	6,074,141

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

7.  LONG TERM INVESTMENT

On February 18, 2004, the Company agreed to sell its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor Securities Limited (“Condor”), a private Australian corporation, for consideration of 8,000,000 common shares of Condor at a fair value of $200,000.  Condor subsequently completed a share rollback of 2.5 old shares for 1 new share.  The Company now holds 3,200,000 shares of Condor which represents 13.8% of the outstanding shares of Condor.  On April 5, 2005, Condor filed a prospectus with the Australian Stock Exchange for offering 15,000,000 shares to raise $3,000,000 Australian dollars.

8.   PROPERTY AND EQUIPMENT

		Accumulated	February 28,	August 31,
	Cost	Amortization	2005	2004

Computer and electronic equipment	$ 70,761	20,847	49,914	51,400
Office and field equipment	80,989	13,253	67,736	59,520
Leasehold improvements	1,608	235	1,373	1,501
Software	2,814	1,994	820	1,094

	$ 156,172	36,329	119,843	113,515

9.  SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance.

The issued common shares are as follows:

	Six months ended February 28, 2005		Year ended August 31, 2004
Number		Amount	Number	Amount
Balance, beginning of period	50,456,653	$ 40,533,481	13,048,058	$ 28,746,977
Shares issued for cash and other:
Warrants	6,445,415	1,883,229	5,974,873	1,910,540
Options	105,000	38,400	825,000	239,800
Private placements	5,100,000	2,000,000	20,571,112	7,197,998
Exploration properties	-	-	5,060,000	2,367,400
Conversion of special warrants	-	-	4,524,000	646,154
Financing fee	-	-	250,000	62,500
Agents’ fees	-	-	203,610	-
Share issuance costs	-	(120,000)	-	(637,888)
Balance, end of period	62,107,068	$ 44,335,110	50,456,653	$ 40,533,481

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

9.  SHARE CAPITAL (cont’d…)

Private placement – On December 16, 2004, a non-brokered private placement of 5,000,000 common shares was completed at $0.40 per share for gross proceeds of $2,000,000.  A finder’s fee, consisting of 6% of the gross proceeds in cash and 2% of the shares placed was paid to a third party. The shares are subject to a four-month trading hold period expiring on April 10, 2005.

Escrow shares – As at February 28, 2005 and August 31, 2004, there were 9,375 common shares held in escrow.

Warrants – The Company has share purchase warrants outstanding as follows:

Exercise Price	Balance at August 31, 2004	Issued	Exercised	Expired	Balance at February 28, 2005	Expiry Date
$0.25	1,370,418	-	(1,370,415)	(3)	-	September 27, 2004
$0.30	5,280,000	-	(5,075,000)	(205,000)	-	December 31, 2004
$0.27	125,000	-	-	-	125,000	July 10, 2005
$0.70	1,016,499	-	-	-	1,016,499	November 11, 2005
$1.00	508,248	-	-	-	508,248	November 11, 2005
$0.65	5,239,857	-	-	-	5,239,857	November 14, 2005

	13,540,022	-	(6,445,415)	(205,003)	6,889,604

Under its existing accounting policy for stock-based compensation, the Company recognizes a share issuance cost for the fair value of agents’ warrants granted on or after September 1, 2003, and provides certain pro-forma disclosure for the fair value of agents warrants granted up to August 31, 2003. The Company uses the Black-Scholes pricing model to value the agents’ warrants. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. The Black-Scholes model was developed for use in estimating the fair value of traded securities that have no vesting restrictions and are fully transferable.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.

For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

Year ended August 31, 2004
Risk free interest rate	2.5%
Expected dividend yield	0%
Expected stock price volatility	98.4%
Expected life of warrants	2.0 years
Weighted average fair value of agents’ warrants granted during period	$0.26 per share

Total stock-based compensation for agents’ warrants issued for the six months ended February 28, 2005 was $nil (year ended August 31, 2004 - $82,553).

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

10.  CONTRIBUTED SURPLUS

The Company’s contributed surplus is comprised of the following:

	Six months ended February 28, 2005	Year ended August 31, 2004
Balance – beginning of period	$ 646,682	18,400
Stock-based compensation (notes 9 and 11)	244,200	664,053
Stock options and agents’ warrants exercised	(27,275)	(35,771)

Balance – end of period	$ 863,607	$ 646,682

11.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

On October 1, 2003, the Company adopted a rolling stock option plan applicable to both insiders and non-insiders, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. Under this plan, the exercise price of an option shall not be less than the discounted market price at the time of granting, or as permitted by the policies of the TSX Venture Exchange, and an option’s maximum term is ten years from the grant date.

The Company’s previous stock option plan reserved a total of 2,000,000 common shares.  Under that plan, the minimum exercise price of each option could not be less than the discounted market price of the Company's stock on the last business day prior to the date of the grant, and an option's maximum term was five years from the grant date.  Options granted under the previous plan expire on June 11, 2008.

Options granted in respect of investor relations activities are subject to vesting restrictions such that one-quarter of the options vest three months from the date of grant and in each subsequent three-month period thereafter such that the entire option will have vested twelve months after the award date.

A summary of the changes in the Company's stock option plan for the six months ended February 28, 2005 and the year ended August 31, 2004, is presented below.

	February 28, 2005		August 31, 2004
	Weighted Average		Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding – beginning of period	2,925,000	$ 0.33	2,000,000	$ 0.25
Granted	2,035,000	0.45	2,200,000	0.36
Exercised	(105,000)	0.28	(825,000)	0.25
Expired	-	-	(450,000)	0.25
Outstanding – end of period	4,855,000	$ 0.38	2,925,000	$ 0.33

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

11.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d…)

The Company has share purchase options outstanding as follows:

Exercise Price	August 31, 2004	Issued	Exercised	February 28, 2005	Expiry Date
$0.25	425,000	-	(75,000)	350,000	May 21, 2008
$0.25	450,000	-	-	450,000	June 11, 2008
$0.25	300,000	-	-	300,000	September 30, 2008
$0.35	1,300,000	-	(30,000)	1,270,000	January 29, 2009
$0.50	450,000	-	-	450,000	April 2, 2009
$0.45	-	2,035,000	-	2,035,000	September 17, 2009

	2,925,000	2,035,000	(105,000)	4,855,000

Under its existing accounting policy for stock options, the Company recognizes an expense for the fair value of options granted on or after September 1, 2003, and provides certain pro-forma disclosure for the fair value of options granted up to August 31, 2003. The Company uses the Black-Scholes option pricing model to value stock options granted.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

	Six months ended February 28, 2005	Year ended August 31, 2004
Risk free interest rate	2.5%	2.5%
Expected dividend yield	0%	0%
Expected stock price volatility	71.92%	98.4%
Expected life of options	2.0 years	2.0 years
Weighted average fair value of options granted during period	$0.12 per share	$0.26 per share

Total stock-based compensation for the six months ended February 28, 2005 was $101,750 (year ended August 31, 2004 - $581,500; year ended August 31, 2003 pro-forma - $268,000).

12.  SUPPLEMENTAL CASH FLOW INFORMATION

	February 28, 2005	February 29, 2004
Cash paid during the six-month period for interest	$ -	$ 4,159
Cash paid during the six-month period for income taxes	$ -	$ -

During the period ended February 28, 2005, the Company issued a finders’ fee of 100,000 shares at a fair value of $0.40 per share in respect of a private placement completed during the period.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

13.  RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the six-month period:

(a)

Incurred consulting fees of $156,000 to related parties, comprised of:

i.

directors’ fees of $30,000 (2004 - $nil);

ii.

chairman’s fees of $15,000 (2004 - $nil);

iii.

officers fees of $36,000 (2004 - $nil);

iv.

fees of $15,000 (2004 - $nil) from a company controlled by an officer; and

v.

consulting fees of $60,000 (2004 - $ 111,475) from directors or companies controlled by them.

(b)

Due to related parties of $97,000 (2004 - $139,128) is comprised of: $97,000 (2004 - $131,000), payable to directors and officers for unpaid consulting fees, and legal fees of $nil (2004 - $5,000) payable to the corporate secretary, and expenses of $nil (2004 - $3,128) payable to the President.

(c)

The Company recovered expense reimbursements of $61,678 (year ended August 31, 2004 - $49,026) from Lalo Ventures Ltd. (“Lalo”), a public company related by certain common officers, (comprising rent of $19,740 (2004 - $17,625) and office expenses of $41,938 (2004 - $31,401)), and $19,607 (year ended August 31, 2004 - $11,843) from Exeter Resource Corporation (“Exeter”), a public company related by a common director, (comprised of rent of $10,261 (2004 - $7,500) and office expenses of $9,346 (2004 - $4,343)).  The reimbursements are recorded as offsets to the underlying expense item.

(d)

Due from related parties of $27,646 (2004 - $29,063) includes $23,987 (2004 - $20,326) due from Lalo and $3,116 (2004 - $5,376) due from Exeter (see note 4) and $543 (2004 - $nil) from Finavera Ltd., a company related by a common director .

(e)

The President is indebted to the Company as described in note 2.

(f)

The Company owns 150,000 shares of Lalo as described in note 3.

14.  SEGMENTED INFORMATION

The Company operates in a single business segment, mineral exploration and development.

The Company operates in four (2004 - four) geographic segments of which three (2004 - three) are reportable segments.

Geographic distribution of operating results is as follows:

February 28, 2005	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 6,049,655	2,395,849	4,504,561	40,693	12,990,758
Exploration properties	5,948,515	2,177,867	24,106	40,693	8,191,181
Net loss	(50,414)	(20,111)	(1,245,558)	-	(1,316,083)

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

14.  SEGMENTED INFORMATION (cont’d…)

February 29, 2004	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 1,528,283	690,277	672,211	202,459	3,093,230
Exploration properties	1,518,947	681,277	24,106	202,459	2,426,789
Net loss	(43,250)	-	(1,224,784)	-	(1,268,034)

August 31, 2004	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 5,108,090	1,255,944	3,997,374	31,447	10,392,855
Exploration properties	4,922,823	1,095,765	24,106	31,447	6,074,141
Net loss	85,348	4,381	2,229,290	-	2,319,019

15.  SUBSEQUENT EVENTS

(a)

On March 1, 2005 the Company announced the grant of 100,000 stock options to employees of the Company. The options have an exercise price of $0.45 per share and expire on February 16, 2010.

(b)

On March 1, 2005, the Company entered into a joint venture agreement with GEO-TECHNIC-Consulting spol. s.r.o. (“GTC”) covering the Brehov project located in the Slovak Republic. Upon closing of the agreement on March 30, 2005, the Company paid $5,000 to GTC for reimbursement of its historical expenses, and issued 50,000 common shares to GTC’s nominee. The Company is required to conduct $25,000 in exploration expenditures during the first year of the agreement, with GTC as the contractor, in order to earn a 35% interest in the project.  In the second year, the Company can increase its interest to 70% by paying $25,000 to GTC and spending $50,000 on exploration.  After earning 70%, the Company may purchase the remaining 30% by payment to GTC of cash or shares totalling $50,000 and the granting of a 2% net smelter royalty to GTC.  This royalty may be purchased from GTC for $50,000 and the issuance of 50,000 shares of the Company.

The Brehov gold project consists of a 1.8-square-kilometre exploration license under joint venture and a surrounding 68-square-kilometre exploration license wholly owned by GTC. Brehov is prospective for precious-metal-rich VHMS mineralization and is in the vicinity of the historic Telkibanya gold district in northeast Hungary.

16.  COMPARATIVE FIGURES

Certain figures from the previous year have been re-classified to conform to the current year’s presentation.  Such re-classification is for presentation purposes only and has no effect on previously reported results.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), conform to those generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission in all material respects, except as noted below:

(a) Stock-based compensation

The United States Financial Accounting Standards Board (“FASB”) has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB25”). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.  As at November 30, 2004, no compensation cost would have been recorded for any period under this method.  Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”), issued in October 1995, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

Under Canadian GAAP, the Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".  Under these recommendations, the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options for its fiscal year ended August 31, 2003, and recognizes an expense for options granted on or after September 1, 2003.  The Company also records stock-based compensation in respect of agents’ warrants issued in connection with common share placements, and includes the fair value thereof in share issuance costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant and of each warrant on the date of issue.  On the exercise of stock options and warrants, common stock is credited for consideration received, and for fair value amounts previously credited to contributed surplus.  The effect of the adoption of these recommendations is described in notes 9 and 11.

The following is a summary of the status of stock options outstanding at February 28, 2005:

			Outstanding Options		Exercisable Options
Range of Exercise Prices	Expiry Date	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.25	May 22/08	350,000	3.2	$0.25	350,000	$0.25
$0.25	June 12/08	450,000	3.3	$0.25	450,000	$0.25
$0.25	October 1/08	300,000	3.7	$0.25	300,000	$0.25
$0.35	January 30/09	1,270,000	3.9	$0.35	1,270,000	$0.35
$0.50	April 2/09	450,000	4.1	$0.50	190,000	$0.50
$0.45	September 17/09	2,035,000	4.4	$0.45	1,922,500	$0.45
		4,855,000		$0.38	4,482,500	$0.37

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

(b) Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”).  SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company’s financial statements.  Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

(c) Exploration properties

Under Canadian GAAP, acquisition and exploration costs are capitalized.   Under U.S. GAAP, acquisition costs are capitalized and exploration costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, mining properties are reviewed by management for impairment at the end of each reporting period, and a write-down is recorded where necessary.  There were no acquisitions during the periods ending February 28, 2004 or 2005; all exploration costs were expensed under U.S. GAAP.

(d) Trading securities and available-for-sale securities

Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale.  During the six months ended February 28, 2005, the Company did not own any securities classified as either trading or held to maturity.  The Company did own securities classified as available-for-sale.

The Company’s marketable securities and long-term investment consist of equity securities and are classified as available-for-sale, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of other comprehensive income.

Gains and losses on the sale of securities available-for-sale are determined using the specific identification method and are included in earnings. The Company uses the average cost method to determine the gain or loss on investment securities held as available-for-sale, based upon the accumulated cost bases of specific investment accounts.

At February 28, 2005, the market value of the Company’s marketable securities was $54,000, and the market value of the long-term investment was $200,000.

(e) Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, addresses standards for the reporting and display of comprehensive income and its components.

Comprehensive income includes net income and other comprehensive income.  Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States GAAP. For the period ended February 28, 2005 and the year ended August 31, 2004, other comprehensive income includes foreign currency translation losses of $4,300 and $7,981 respectively.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

(f) Net earnings (loss) per share

Under U.S. GAAP, performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's 9,375 common shares held in escrow are not performance based and therefore no adjustments have been made to the calculation of earnings per share.

SFAS No. 128 “Earnings Per Share” simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined.  The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures.  Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period.  Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

Diluted EPS has not been disclosed as the effect of the exercise of the Company’s outstanding options and warrants would be anti-dilutive. Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As at February 28, 2005 the Company had 4,855,000 (2003: 3,050,000, 2002: nil) stock options outstanding and 6,889,604 (2004: 11,029,044) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

(g) Amortization

Under Canadian GAAP, property and equipment are recorded at cost and are amortized over their estimated useful lives as follows:

Computer and electronic equipment	30% declining balance basis
Office and field equipment	20% declining balance basis
Software	50% declining balance basis
Leasehold improvements	over the term of the lease

Under U.S. GAAP, property and equipment are recorded at cost and are amortized on a straight line basis as follows:

Computer and electronic equipment	3 years
Office and field equipment	5 years
Software	2 years
Leasehold improvements	over the term of the lease

(h) Recent accounting pronouncements

Since July, 2001, the United States Financial Accounting Standards Board (“FASB”) has issued pronouncements pursuant to Statements of Financial Accounting Standards (“SFAS”) and Interpretations (“FIN”) which are shown in the following table. The standards listed in the table have not had a material effect on the Company’s financial position or results of operations.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Date of Issuance	Standard Reference Number	Title Description
July 2001	SFAS 141 and SFAS 142	“Business Combinations” and “Goodwill and Other Intangible Assets.”
July 2001	SFAS 143	“Accounting for Asset Retirement Obligations.”
August 2001	SFAS 144	“Accounting for the Impairment or Disposal of Long-Lived Assets.”
April 2002	SFAS 145	“Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.”
June 2002	SFAS 146	“Accounting for Costs Associated with Exit or Disposal Activities.”
November 2002	FIN 45	"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."
November 2002	EITF 00-21	“Accounting for Revenue Arrangements with Multiple Deliverables.”
January 2003	FIN 46	"Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."
April 2003	SFAS 149	“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”
May 2003	SFAS 150	“Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”

In December 2002, FASB issued SFAS 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also required that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 required disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 were effective for the Company’s 2003 fiscal year. The interim disclosure requirements became effective for the second quarter of the Company’s 2003 fiscal year.

In December 2004, FASB issued SFAS No. 153.  This statement addresses the measurement of exchanges of nonmonetary assets.  The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that opinion, however, included certain exceptions to that principle.  This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for financial statements for fiscal years beginning after June 15, 2005.  Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued.  Management believes the adoption of this statement will have no impact on the financial statements of the Company.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

In December 2004, FASB issued a revision to SFAS No. 123R, “Accounting for Stock Based Compensation.”  This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance.  This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services.  It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.  This statement focuses primarily on accounting for transactions in which an entity obtains employee services in stock-based payment transactions.  This statement does not change the accounting guidance for stock-based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123.  This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.” The Company has not yet determined the impact to its financial statements from the adoption of this statement.

(i) Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations and comprehensive loss, the balance sheets, the statements of cash flows and the statements of shareholders’ equity and deficit, are as follows:

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of Operations and Comprehensive Loss

	Three months ended
	February 28, 2005	February 29, 2004
Net loss as reported in accordance with Canadian GAAP	$ (730,120)	$ (743,664)
Adjustments:
Exploration property costs expensed	(926,271)	(398,708)
Stock-based compensation	142,450	411,750
Amortization	(2,261)	(1,240)
Foreign currency translation	18,778	15,746
Net loss under U.S. GAAP	(1, 497,424)	(796,116)
Comprehensive loss – foreign currency translation	(18,778)	(15,746)
Total comprehensive loss under U.S. GAAP	(1, 516,202)	(731,862)
Net loss per share under U.S. GAAP	$ (0. 03 )	$ (0.02)
Weighted average number of shares outstanding under U.S. GAAP	60,188,790	29,567,642
	Six months ended
	February 28, 2005	February 29, 2004
Net loss as reported in accordance with Canadian GAAP	$ (1,316,083)	$ (1,268,034)
Adjustments:
Exploration property costs expensed	(2,117,040)	(1,087,690)
Stock-based compensation	244,200	464,950
Amortization	(5,874)	(2,480)
Foreign currency translation	4,300	16,737
Net loss under U.S. GAAP	(3,190,497)	(1,876,517)
Comprehensive loss – foreign currency translation	(4,300)	(16,737)
Total comprehensive loss under U.S. GAAP	$ (3,194,797)	(1,893,254)
Net loss per share under U.S. GAAP	$ (0.06)	$ (0.07)
Weighted average number of shares outstanding under U.S. GAAP	55,927,169	25,597,067

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Balance Sheets

	February 28, 2005	August 31, 2004
Total assets under Canadian GAAP	$ 12,990,758	10,392,855
Adjustment - to U.S. GAAP:
Deferred exploration property costs	(5,343,114)	(3,225,440)
Amortization	(12,115)	(6,241)
Total assets under U.S. GAAP	$ 7,635,529	7,161,174

Total liabilities under Canadian GAAP	$ 616,488	721,056
Adjustment - to U.S. GAAP	-	-
Total liabilities under U.S. GAAP	616,488	721,056

Total shareholders' equity under Canadian GAAP	12,374,270	9,671,799
Adjustment - to U.S. GAAP
Deferred exploration property costs	(5,343,114)	(3,225,440)
Amortization	(12,115)	(6,241)
Total shareholders’ equity under U.S. GAAP	7,019,041	6,440,118
Total liabilities and equity under U.S. GAAP	$ 7,635,529	7,161,174

Statements of Cash Flows

	Three months ended Feb 28, 2005	Three months ended Feb 29, 2004	Six months ended Feb 28, 2005	Six months ended Feb 29, 2004
Cash used in operating activities under Canadian GAAP	$ (748,632)	$ (379,032)	$ (1,394,780)	$ (922,271)
Adjustments to U.S. GAAP:
Exploration properties expensed	(926,271)	(398,708)	(2,117,040)	(1,087,690)
Cash used in operating activities under U.S. GAAP	(1,674,903)	$ (777,740)	(3,511,820)	$ (2,009,961)
Cash used in investing activities under Canadian GAAP	$ (984,787)	$ (403,421)	$ (2,191,419)	$ (1,094,973)
Adjustments to U.S. GAAP:
Exploration properties expensed	926,271	398,708	2,117,040	1,087,690
Cash used in investing activities under U.S. GAAP	(58,516)	(4,713)	(74,379)	(7,283)
Cash flows from financing activities under Canadian GAAP	$ 3,325,769	$ 469,711	$ 3,738,643	$ 2,349,606
Adjustments to U.S. GAAP	-	-	-	-

Cash flows from financing activities under U.S. GAAP	$ 3,325,769	$ 469,711	$ 3,738,643	$ 2,349,606

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of Stockholders’ Equity and Deficit

	Common Stock
	Number of Shares	Amount	Share Subscriptions and special warrants	Contributed Surplus	Total Accumulated Deficit	Accumulated other Comprehensive Income (loss)	Total
Stockholders’ equity (deficiency) under Canadian GAAP at August 31, 2002	6,898,058	$ 27,523,929	$ 15,000	$ 18,400	$(27,750,178)	$ -	$ (192,849)
Deferred exploration property costs	-	-	-	-	(8,809)	-	(8,809)
Stockholders’ equity (deficiency) under U.S. GAAP, August 31, 2002	6,898,058	$ 27,523,929	15,000	18,400	(27,758,987)	-	(201,658)
Stockholders’ equity (deficiency) under Canadian GAAP at August 31, 2003	13,048,058	$ 28,746,977	679,054	18,400	(29,189,345)	-	255,086
Cumulative translation Adjustment	-	-	-	-	(1,549)	1,549	-
Deferred exploration property costs	-	-	-	-	(757,087)	-	(757,087)
Depreciation	-	-	-	-	(1,278)	-	(1,278)
Stockholders’ equity (deficiency) under U.S. GAAP, August 31, 2003	13,048,058	$ 28,746,977	679,054	18,400	(29,949,259)	1,549	(503,279)
Stockholders’ equity (deficiency) under Canadian GAAP at August 31, 2004	50,456,653	$ 40,533,481	-	646,682	(31,508,364)	-	9,671,799
Cumulative translation Adjustment	-	-	-	-	7,981	(7,981)	-
Deferred exploration property costs	-	-	-	-	(3,225,440)	-	(3,225,440)
Depreciation					(6,241)	-	(6,241)
Stock-based compensation	-	(35,771)	-	(628,282)	581,500	-	-
Agent’s compensation (issue cost)	-	82,553	-	-	-	-	-
Stockholders’ equity (deficiency) under U.S. GAAP, August 31, 2004	50,456,653	$ 40,580,263	$ -	$ 18,400	$(34,150,564)	$ (7,981)	$6,440,118

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the six months ended February 28, 2005

(Unaudited – Prepared by Management)

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of Stockholders’ Equity and Deficit (cont'd   )

	Common Stock
	Number of Shares	Amount	Share Subscriptions and special warrants	Contributed Surplus	Total Accumulated Deficit	Accumulated other Comprehensive Income (loss)	Total
Stockholders’ equity (deficiency) under Canadian GAAP at November 30, 2004	52,237,068	$41,009,320	-	735,947	(32,094,327)	-	9,650,940
Cumulative translation adjustment	-	-	-	-	(14,478)	14,478	-
Deferred exploration property costs	-	-	-	-	(4,416,209)	-	(4,416,209)
Depreciation	-	-	-	-	(9,854)	-	(9,854)
Stock-based compensation	-	(48,256)	-	(717,547)	683,250	-	(82,553)
Agents compensation (issue cost)	-	82,553	-	-	-	-	82,553
Stockholders’ equity (deficiency) under U.S. GAAP, November 30, 2004	52,237,068	$41,043,617	$ -	18,400	(35,851,618)	$ 14,478	$ 5,224,877
Stockholders’ equity (deficiency) under Canadian GAAP at February 28, 2005	62,107,068	$44,335,110	-	863,607	(32,824,447)	-	12,374,270
Cumulative translation adjustment	-	-	-	-	18,778	(18,778)	-
Deferred exploration property costs	-	-	-	-	(5,343,114)	-	(5,343,114)
Depreciation	-	-	-	-	(12,115)	-	(12,115)
Stock-based compensation	-	(63,046)	-	(845,207)	825,700	-	(82,553)
Agents compensation (issue cost)	-	82,553	-	-	-	-	82,553
Stockholders’ equity (deficiency) under U S. GAAP, February 28, 2005	62,107,068	$44,354,617	$ -	$ 18,400	$(37,335,198)	$ (18,778)	$ 7,019,041

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized.

Tournigan Gold Corporation -- SEC File Number 0-50486

Registrant

Dated: December 30, 2005  By /s/ James Walchuck

                             James Walchuck,

                             President/Chief Executive Officer/Director

Dated: December 30, 2005  By /s/ Hein Poulus

                          Hein Poulus, Chairman/Director

Dated: December 30, 2005  By /s/ Robert Nowell

                          Robert Nowell, Chief Financial Officer