Form 20-F
period 2005-08-31
TOURNIGAN GOLD CORP
filed 2006-03-01
CIK 1271199

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FISCAL YEAR ENDED 8/31/2005

   [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to ________

Commission File Number: 000-50486

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

                                        67,826,513

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

Index to Exhibits on Page 96

TOURNIGAN GOLD CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL 2005 ENDED 8/31/2005

TABLE OF CONTENTS

Introduction                                                                 3

Glossary                                                                     4

PART I

Item 1.    Identity of Directors, Senior Management and Advisors            10

Item 2.    Offer Statistics and Expected Timetable                          10

Item 3.    Key Information                                                  10

Item 4.    Information on the Company                                       20

Item 5.    Operating and Financial Review and Prospects                     40

Item 6.    Directors, Senior Management and Employees                       65

Item 7.    Major Shareholders and Related Party Transactions                83

Item 8.    Financial Information                                            85

Item 9.    The Offer and Listing                                            85

Item 10.   Additional Information                                           90

Item 11.   Quantitative and Qualitative Disclosures About Market Risk       91

Item 12.   Description of Securities Other Than Equity Securities           91

PART II

Item 13.   Default, Dividend Arrearages and Delinquencies                   92

Item 14.   Material Modifications to the Rights of

            Security Holders and Use of Proceeds                            92

Item 15.   Controls and Procedures                                          93

Item 16.   Reserved                                                         93

Item 16A.  Audit Committee Financial Expert                                 93

Item 16B.  Code of Ethics                                                   93

Item 16C.  Principal Accountant Fees and Services                           93

Item 16D.  Exemptions from the Listing Standards for Audit Committees       94

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers                            94

PART III

Item 17.   Financial Statements                                             95

Item 18.   Financial Statements                                             95

Item 19.   Exhibits                                                         96

Financial Statements                                                        97

Signature Page                                                             130

Exhibits                                                                   131

INTRODUCTION

Tournigan Gold Corporation is organized under the laws of Yukon, Canada.  In this Annual Report, the “Company”, “Tournigan”, “we”, “our” and “us” refer to Tournigan Gold Corporation and our subsidiaries (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 700 West Pender Street, #301, Vancouver, British Columbia, Canada  V6C 1G8.  Our telephone number is 604-683-8320.

We file reports and other information with the Securities and Exchange Commission located at 450 Fifth Street N.W., Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  Further, we also file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

BUSINESS OF TOURNIGAN GOLD CORPORATION

Tournigan Gold Corporation (the “Company”) is a mineral exploration company.  Its main focus is on exploring three mineral projects in Europe: the Kremnica gold project and the Jahodna uranium project in the Slovak Republic; and the Curraghinalt gold project in Northern Ireland.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements.  Forward-looking statements may be identified by the use of words like “plans”, “expects”, “aims”, “believes”, “projects”, “anticipates”, “intends”, “estimates”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors.  We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

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

Au: Gold.

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

Energy metal:  Commonly uranium, known as such because of its use to generate electricity in nuclear-powered generating plants.

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

Lithological contact:  A boundary between two different rock types.

Lode:  A tabular or vein-like deposit of valuable minerals between well defined walls of rock.

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

NI 43-101: Canadian National Instrument 43-101 on Standards of Disclosure for Mineral Projects.

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

Reverse circulation drilling:  A type of rotary drilling that uses a double-walled drill pipe with either a hammer or rotary drilling bit.  Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe carrying the sample of rock chips and dust-sized particles to the surface.

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

U3O8:  Uranium oxide, commonly referred to as “yellowcake” and the primary form of uranium purchased and sold.  Quantities and grade can be converted from uranium metal by multiplying the metal quantity by 1.17.

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

         --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for fiscal years ended August 31st 2005/2004/2003 was derived from the financial statements of the Company that have been audited by Manning Elliott LLP (formerly Bedford Curry & Co. Chartered Accountants), independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2002/2001 ended August 31st was derived from audited financial statements of the Company, not included herein.

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

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with GAAP.  All material numerical differences between Canadian GAAP and United States GAAP (US GAAP), as applicable to the Company, are described in footnotes to the financial statements.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Audited
	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	8/31/05	8/31/04	8/31/03	8/31/02	8/31/01

Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Loss	($2905)	($2311)	($1427)	($187)	($206)
Loss for the Period	($2877)	($2319)	($1439)	($102)	($1267)
Basic (Loss) per share	($0.05)	($0.06)	($0.16)	($0.03)	($0.47)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00

Weighted Average Shares (000)	59226	35708	9186	3625	2694
Period-end Shares O/S (000)	67827	50457	13048	6898	2756

Working Capital	3243	$3255	($1112)	($202)	($340)
Exploration Properties	9531	6074	1339	9	0
Long-Term Debt	0	0	0	0	200
Capital Stock	46560	40533	28747	27524	27103
Shareholders’ Equity	13187	9672	255	193	527
Total Assets	13746	10393	1665	76	19

US GAAP
Net Loss	($5838)	($4202)	($2198)
Net Loss Per Share	($0.10)	($0.12)	($0.24)
Weighted Average Shares (000)	59226	35708	9186

Exploration Properties	$2928	$2849	$573
Shareholders’ Equity	$6573	$6440	($503)
Total Assets	$7133	$7161	$906

(1) Fiscal 2004/2003 results reclassified to conform with Fiscal 2005 presentation.

(2) Cumulative USGAAP Net Loss since incorporation to 8/31/2005 was ($39,951,555).

(3) Under U.S. GAAP, acquisition costs are capitalized and exploration costs are expensed as incurred unless commercial feasibility is established.

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended August 31st, the average rates for the period, and the range of high and low rates for the period. The data for each month during the previous six months is also provided.

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

January 2006		1.17	1.14	1.14
December 2005		1.17	1.15	1.16
November 2005		1.20	1.17	1.17
October 2005		1.19	1.17	1.18
September 2005		1.22	1.19	1.19
August 2005		1.22	1.19	1.19

Fiscal Year Ended 8/31/2005	1.23	1.31	1.22	1.23
Fiscal Year Ended 8/31/2004	1.30	1.39	1.27	1.31
Fiscal Year Ended 8/31/2003	1.45	1.59	1.33	1.39
Fiscal Year Ended 8/31/2002	1.57	1.61	1.51	1.56
Fiscal Year Ended 8/31/2001	1.53	1.58	1.47	1.55

3.B.  Capitalization and Indebtedness

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risks and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

Corporate Risks

Investors may be disadvantaged because Tournigan is incorporated in Canada, which has different laws

The articles/by-laws and the laws of Canada are different from those typical in the United States.  The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report.  Such differences may cause investors legal difficulties.

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

Risks Related to The Company’s Mineral Exploration Operations

Operating hazards and risks associated with the mining industry could result in a significantly negative effect on the Company

The Company’s operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  The Company’s operations in the Slovak Republic, Northern Ireland and elsewhere will be subject to all the hazards and risks normally incidental to exploration, development and production of precious, energy and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

The Company has no proven reserves on the properties in which it has an interest; without such proven reserves, the Company is unlikely to find financing to fully exploit its properties

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  Properties on which mineral reserves are not found may be sold or disposed of causing the Company to write-down or write-off each respective property, thus sustaining a loss.

Mineral prices may not support corporate profit

The mining industry is intensely competitive and even if commercial quantities of gold, energy or base metals are developed, a profitable market may not exist for the sale of same.  If a profitable market does not exist, the Company could have to cease operations.

Exploration failure could have significant negative effect on the Company

The expenditures to be made by the Company in the exploration of its gold, energy and base metals properties located in Slovak Republic, Northern Ireland and North America, as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The expense of meeting environmental regulations could cause a significantly negative effect on the Company

The current and anticipated future operations of the Company, including further exploration activities require permits from various Northern Ireland/Slovak Republic national/regional/local governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Specific laws include: Slovak Mining Activity Act, Slovak Geological Act, and Slovak Environmental Impact Assessment Act; administered by the Slovak Ministry of Economy and its Slovak Main Mining Bureau; in Northern Ireland, the Minerals Development Act and the Crown Estate Act.  The permits that the Company may require for construction of mining facilities and to conduct mining operations must be obtainable on reasonable terms to the Company.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of mineral resource companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

The Company anticipates expending $80,000 in Fiscal 2006, to comply with environmental regulations.

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

The Company’s operations are subject to extensive Government regulations which impose significant costs on the Company, and future regulations could increase those costs or limit its ability to produce gold, energy and/or base metals

The Company is subject to extensive federal, state and local regulations in the jurisdictions in which it holds it properties with respect to matters such as:

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

Numerous governmental permits and approvals are required for exploration and mining operations.  The Company is required to prepare and present to national, regional, or local authorities data pertaining to the effect or impact that any proposed exploration for or production of gold may have upon the environment.  The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations.  The possibility exists that new legislation, regulations and orders may be adopted that may materially adversely affect the Company’s operations and its cost structure.  New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment, that would further regulate and tax the mineral resource industry may also require the Company or its customers to change operations significantly or incur increased costs.

Third parties may dispute the Company’s rights to its mining and other interests

While the Company has conducted preliminary title investigations with respect to all its property interests and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.

Potential project sites in Northern Ireland, Slovakia and North America may be subject to dispute, prior unregistered claims, or native land claims and ultimate transfer to the Registrant may be affected by undetected defects.  Such claims or defects could materially adversely affect one or more of the projects and the Registrant’s financial performance.

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

The Company’s history of operating losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($2,877,394), ($2,319,019) and ($1,439,167) in Fiscal Years 2005/2004/2003.  Despite recent capital infusions, the Company will require significant additional funding to meet its long-term business objectives.  Capital may need to be available to help maintain and to expand work on the Company’s principal exploration properties.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

The Company’s need for additional financing to finish property exploration could lead to the Company’s inability to finish proposed property exploration and/or loss of properties

The Company is engaged in the business of exploring mineral properties.  The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2006/Fiscal 2007.  Additional financing may be required to continue exploration and to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the lease of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company competes with other exploration companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company

Nevertheless, the market for the Company’s potential future production of gold, energy and/or base metals tends to be commodity-oriented rather than company-oriented.  If it successfully reaches commercial production, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company’s financial performance.

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

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing

While engaged in the business of exploring mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Directors and its Senior Management, including its Chairman, Damien Reynolds; its President/CEO, James Walchuck; its VP Exploration, Kent Ausburn; its Executive VP, Garry Stock; its CFO, Robert Nowell and its Corporate Secretary, Nancy La Couvée.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance and there are no written agreements with the key employees.

Management and Directors are associated with other mineral exploration companies and such conflicts of interest and/or lack of attention to corporate affairs could have a negative impact on corporate operations and/or stock pricing

Certain of the Directors and Senior Management of the Company (specifically, Peter Bojtos, Michael Hopley, David Montgomery, Damien Reynolds, Ronald Shorr, Robert Nowell and Garry Stock) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in mineral exploration and mining; refer to ITEM 6.A. for resumes.  As the Company is engaged in the business of exploring mineral properties, such associations may give rise to conflicts of interest from time to time.  Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.  If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore existing properties.

Shortages or increased costs of skilled labor in Slovak and Republic Northern Ireland may hamper the Company’s ability to achieve high labor productivity and competitive costs

Metal exploration and mining continues to be a labor-intensive industry.  As the demand for gold, energy and base metals has increased, many producers have attempted to increase production, which has resulted in a competitive market for the limited supply of trained metal miners in both Northern Ireland and the Slovak Republic.  In some cases, this market situation has caused compensation levels to increase, particularly for “skilled” positions such as electricians and mine foremen.  To maintain current exploration levels and to potentially achieve production, we may be forced to respond to these increases in wages and other forms of compensation, and related recruiting efforts by our competitors.  Any future shortage of skilled miners, or increases in our labor costs, could have an adverse impact on our labor productivity and costs and on our ability to operate profitably.

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

In Northern Ireland, terrorist attacks/threats and escalation of military or civilian authority activity in response to such attacks may negatively affect the Company’s business, financial condition and results of operations

During much of the 1980s and early 1990s, Northern Ireland was subject to numerous terrorist attacks.  Military and civilian authority response to such attacks led to severe restrictions on the use of explosives and other procedures used in mining.  A return of terrorist attacks, though not considered likely by the Company, may result in a return to such regulatory measures.  In any event, the Company is required to obtain permits and approvals for its use of explosives and certain other mining activities.  In addition, a return of terrorist attacks would negatively affect the general business climate and the Company’s ability to efficiently and safely carryout mineral exploration activities.

Risks Relating to the Company’s Common Stock

Principal stockholders, officers and directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the “public” investors effecting corporate changes, and could adversely affect the Company’s stock prices

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, hold approximately XX.X% of the shares of the Company, on a diluted basis, and have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Employee/Director/Consultant stock options could lead to greater concentration of stock ownership among insiders and could lead to dilution of stock ownership which could lead to depressed stock prices

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.  Refer to Table No. 6 and Table No. 7.

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future

There can be no assurance that the Company’s Board of Directors will ever declare cash dividends, which action is exclusively within its discretion.  Investors cannot expect to receive a dividend on the Company’s common shares in the foreseeable future, if at all.

Low stock market prices and volume volatility for the Company’s common shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value

The market for the common shares of the Company on the Canadian, U.S. and European stock exchanges may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  The market prices of metals are highly speculative and volatile.  Instability in metal prices may affect the interest in mineral exploration properties and the potential development of production from such properties and may adversely affect the Company’s ability to raise capital to explore existing or new mineral properties.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations.  Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Broker-Dealers may be discouraged from effecting transactions in the Company’s common shares because they are penny stocks and are subject to the penny stock rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The Company’s shares are quoted on the TSX Venture Exchange, and the price of the Company’s common shares ranged from CDN$0.19 (low) to CDN$0.95 (high) during the period from 1/1/2005 to 12/31/2005, trading at CDN$0.95 on 12/31/2005; the closing price of the Company’s shares was $1.65 on 1/31/2006.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the Company’s shares in the secondary market.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Tournigan Gold Corporation (the “Company”) is a mineral exploration company.  Its main focus is on exploring three mineral projects in Europe: Kremnica (gold) in the Slovak Republic, where acquisition was finalized July 2003; Jahodna (uranium), where acquisition finalized in June 2005; and Curraghinalt (gold) in Northern Ireland, where acquisition was finalized December 2004.

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

  Macdonald & Company

  204 Lambert Street, Suite 200

  Whitehorse, Yukon, Canada  Y1A 3T2

The contact person is:  Nancy La Couvée, Corporate Secretary.

The Company's fiscal year end is August 31st.

The Company's common shares trade on the TSX Venture Exchange in Toronto, Canada, under the symbol ”TVC”; on the OTCBB in the United States under the symbol “TVCZF”; and, in Germany, on the Frankfurt Stock Exchange and Berlin-Bremen Stock Exchange under the symbol “TGP”.

The Company has an unlimited number of common shares without par value authorized.  At 8/31/2005, the end of the Company's most recent fiscal period, there were 67,826,513 common shares issued/outstanding; at 1/31/2006, there were 77,892,013 common shares issued/outstanding.

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

Since 1992, the Company has held exploration properties in British Columbia, Canada.  Currently, the Company holds 31 mineral claims in the Skeena Mining Division, and four mineral claims in the Omineca Mining Division.  During Fiscal 2004, the Company initiated a review of its British Columbian mineral claims, resulting in the renewal of eight mineral claims in the Skeena Mining Division.  Deemed uneconomic, a total of 23 other claims, previously written off for accounting purposes by the Company in Fiscal 2001 ($128 write-off), were allowed to lapse.  All remaining claims will be retained until the properties can be further assessed.

The Company acquired option interests in two properties in El Salvador in August 2002: El Potosi Project (100%); and Cerro Pedernal Project (60%).  Faced with unsuccessful exploration efforts after expending $197,843 on exploration and a management decision to focus corporate activities on its European exploration projects, the Company sold its El Salvador properties on 2/18/2004 to Condor Securities Limited (“Condor”), a private Australian corporation.  Consideration was 8,000,000 common shares of Condor at a fair value of $200,000.  The investment in Condor represented 24% of Condor’s outstanding common shares at the time.  However, the Company does not consider the investment to be an equity investment because the Company does not have, nor will have the ability to exercise significant influence on the affairs of Condor.  Subsequent financings by Condor have diluted the Company’s percentage ownership of Condor.  Consequently, the investment is carried at cost.  Post-closing terms of the agreement required that Condor list its common shares on a Canadian or Australian stock exchange by 7/15/2005.  If this condition was not met, the projects would be returned to the Company and the Company would be obligated to reimburse Condor for expenses incurred on the projects.  This condition was removed on June 28, 2005 in return for an additional 200,000 Condor shares.

On July 11, 2003, the Company completed the acquisition of all the outstanding shares of Kremnica Gold, a.s. (“Kremnica”), a Slovak Republic corporation, from Argosy Minerals Inc., an Australian publicly listed mining company. The principal asset of Kremnica is the Kremnica Gold project, a mining license covering 11.8 square kilometres, including title to the Kremnica Mine. The mine is not currently in operation. The purchase price was $500,000.

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

In December 2004, the Company completed the acquisition from Strongbow Exploration Inc. (“Strongbow”) of Ulster Minerals Limited (“Ulster”), a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt project. On closing, 5,000,000 shares of the Company were issued to Strongbow. The shares are subject to a pooling agreement under which the shares will be released in 1,000,000 share tranches in each of five consecutive six-month periods until May 3, 2006. The Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell.

Under terms of a Letter Agreement with Strongbow, should the Board of Directors of the Company decide to initiate construction of a mine at Curraghinalt, an additional 5,000,000 common shares must be issued to Strongbow. A 2% net smelter royalty would also be required to be paid to Minco plc. In addition, the Company must pay Strongbow 20% of the tax savings from Ulster’s tax loss carryforwards when utilized. The carryforwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects.

In March 2005, the Company acquired an exploration license and entered into a joint venture with GEOTECHNIC-Consulting spol. s.r.o. of Slovakia (“GTC”), on the adjoining exploration license that includes the Brehov VMS-base metal project.  Terms include C$5,000 to GTC for reimbursement of its historical expenses, the issuance of 50,000 Tournigan shares, and a first year exploration program of C$25,000, to earn 35%.  In the second year, Tournigan can earn another 35% by paying C$25,000 to GTC and spending C$50,000 on exploration.  After earning 70%, Tournigan may purchase the remaining 30% by payment to GTC of cash or shares totaling C$50,000 and the granting of a 2% royalty to GTC; the royalty may be purchased for C$50,000 and the issuance of 50,000 Tournigan shares.

In June, 2005, the Company was granted 3 uranium exploration licenses totalling 99 square kilometres in eastern Slovakia; the Jahodna, Novoveska Huta, Svabovce and Spissky Stiavnik deposits are all hosted on the 3 licenses.

In June 2005, the Company entered into an agreement to acquire up to 100 percent of a portfolio of uranium mineral claims in Wyoming, USA from Sweetwater River Resources LLC (“Sweetwater”). Terms involve Tournigan earning an 85% interest in the portfolio by making an initial payment of US$50,000, funding an initial US$90,000 exploration and acquisition program (which includes any additional claims acquired in the United States), issuing 200,000 Tournigan shares to Sweetwater, and making anniversary payments of US$25,000, US$50,000 and US$50,000 at the end of years one, two and three, respectively.  Tournigan would then have the right to purchase Sweetwater’s remaining 15% for shares in Tournigan, based on an independent valuation.

In December 2005, the Company announced the acquisition by staking of an additional portfolio of uranium mineral claims in South Dakota, USA.

Plan Of Operations

Source of Funds for Fiscal 2006 Ending 8/31/2006

The Company’s primary source of funds since incorporation has been through the issuance of equity.  Currently the Company does not have operating revenues, and anticipates generating no material revenue during Fiscal 2006.  As of 8/31/2005, the Company had working capital of $3.2 million.  Since the beginning of Fiscal 2006, the Company has raised $46.3 million through the issuance of equity.

Use of Funds for Fiscal 2006 Ending 8/31/2006

During Fiscal 2006, the Company estimates that it might expend $2.3 million on general/administrative expenses.  During Fiscal 2006, the Company estimates that it might expend approximately $8 million on property acquisition and property exploration expenses.

Anticipated Changes to Facilities/Employees

The Company may add additional personnel for its operations in Slovakia.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

ITEM 4.B.  BUSINESS OVERVIEW

The Company’s principal business activity is the sourcing, exploration and development of mineral properties. Its main focus is on exploring three mineral projects in Europe: Kremnica (gold) in the Slovak Republic, acquisition finalized July 2003; Jahodna (uranium) in the Slovak Republic, acquisition finalized in June 2005; and Curraghinalt (gold) in Northern Ireland, acquisition finalized December 2004.

Kremnica Project

Gold Exploration

Slovak Republic

The Kremnica gold project is located in the town of Kremnica in central Slovakia, approximately 190 kilometers from Vienna, Austria.  The existing gold/silver deposits and advanced exploration targets are contained within a 12 square-kilometer mining license granted in 1961 with no expiration date held by the Company’s Slovakian subsidiary. The property is accessible by paved roads and electrical, natural gas and rail infrastructure is nearby.  The project also includes two additional exploration licenses, for a total of 123 square kilometers.

The Company acquired its interest in the project, including the historic Kremnica Mine (no longer in production) in July 2003 and staked the Kremnica South licenses (Lutila and Vyhne) in January and June 2004.  The original deposit area contains four prospects; the main Sturec deposit and the Wolf, Vratislav and South Ridge prospects (“satellite” zones of gold/silver mineralization relative to Sturec).

Kremnica has a long history of gold mining, dating back to the founding of the town in 770 AD.  Production records begin in 1328 with the last commercial production winding up in 1972.  The former Socialist government began an exploration program at Kremnica in the 1980's that was continued sporadically after the fall of Communism until 1995.  The project was then joint-ventured by Argosy Mining Inc., which applied western exploration methods to areas of historical mine workings, ultimately owning a 100% interest in the project after expenditure of $8.7 million.  Argosy drilled 79 core drill holes and completed numerous reports culminating in a Conceptual Economic Review by Beacon Hill Consultants in 1998.

The Company has continued investigating Kremnica, completing additional drill-testing of existing gold/silver mineralization and commissioning updates and refinements to prior reports.  Based on these reports, the Company believes that the Kremnica gold project is the most advanced of its properties.  The Company plans to continue to improve the accuracy of these studies in order to clearly demonstrate that Kremnica would be profitable if a mining operation was granted permission, financed, constructed and began commercial production of gold and silver.

The market for gold and silver is characterized by cyclical increases and decreases in the price of each metal, and the Company will attempt to account for this cyclical behaviour in its studies.

The Company must maintain its mining and exploration licenses in good standing and must also obtain permits from various Slovak government agencies, overseen by the Ministry of the Environment, in order to be granted the permission mentioned above.  These permits will be applied for on the basis of the results of final studies and reports.

Jahodna Project

Uranium Exploration

Slovak Republic

The Jahodna property is located near the city of Kosice in eastern Slovakia, approximately 120 kilometers from the Kremnica Project.  The existing uranium/molybdenum/copper deposit is contained within a 32 square-kilometer exploration license granted in 2005, for a term of four years, extendable to 10 years.  The license is accessible by paved roads and electrical, natural gas and rail infrastructure is nearby.

The Company acquired its 100% interest in the exploration license in June 2005.  The area was previously explored for uranium mineralization by the former Socialist government beginning in the 1980's; exploration continued sporadically after the fall of Communism until 1996.  Due to low commodity prices for uranium and little knowledge available about Jahodna, the project was dormant until the Company began its exploration programs in 2005.

The Company’s investigations on the Jahodna project began with additional drill-testing of existing uranium/molybdenum/copper mineralization and, similar to its efforts on the Kremnica project, commissioning updates and validating prior reports.  Based on these reports, the Company believes that the Jahodna project is the second-most advanced of its projects.  The Company plans to continue to improve the accuracy of these studies in order to clearly demonstrate that Jahodna would be profitable if a mining operation was granted permission, financed, constructed and began commercial production of uranium, molybdenum and possibly copper.

The market for each of these metals is characterized by cyclical increases and decreases in the price of each metal, and the Company will attempt to account for this cyclical behaviour in its studies.

The exploration license covering Jahodna must be maintained in good standing, and permits must be obtained from various Slovak government agencies, overseen by the Ministry of the Environment, in order to be granted the permission mentioned above.  These permits will be applied for on the basis of the results of final studies and reports.

Curraghinalt Project

Gold Exploration

Northern Ireland, United Kingdom

The Curraghinalt project is located near the town of Omagh in central Northern Ireland, approximately 127 kilometers west of Belfast.  The existing gold deposit is contained within exploration licenses totaling 346 square kilometers.  The licenses are granted for two years and extendable to 6 years.  The property is accessible by paved roads and electrical, natural gas and rail infrastructure is nearby.

The Company acquired its 100% ownership the licenses by first joint-venturing with the then-owner, Strongbow Exploration Inc. (“Strongbow”) in November 2003, then purchasing the property in exchange for 5,000,000 common shares of the Company, issued to Strongbow in 2004.  A further 5,000,000 common shares are to be issued upon the decision to commence construction of commercial scale mining facilities on the properties.

Ennex International plc began exploring for gold on the property in the early 1980’s and drilled 17,783 meters in 255 drill holes plus completed 697 meters of underground work and 2,856 meters of surface trenching.  In January 2000, Strongbow acquired the property. The Company has continued investigating the project, completing additional drill-testing of existing gold mineralization and commissioning updates to prior reports.  Based on these reports, the Company believes that the Curraghinalt project is the third-most advanced of its projects.  The Company plans to continue to improve the accuracy of these studies in order to clearly demonstrate that Curraghinalt would be profitable if a mining operation was granted permission, financed, constructed and began commercial production of gold.

The market for gold is characterized by cyclical increases and decreases in the price of the metal, and the Company will attempt to account for this cyclical behaviour in its studies.

The Company must maintain its exploration licenses in good standing, and must also obtain permits from various Northern Ireland government agencies, overseen by the Department of Energy Trade and Investment and the Crown Estate, in order to be granted the permission mentioned above.  These permits will be applied for on the basis of the results of final studies and reports.

Other Projects

The Company also owns or is earning into other exploration licenses containing gold, silver, uranium and/or base metal mineralization.  These projects are at an earlier stage and the Company does not yet know exactly the steps required to advance each project to

the stage of its three principal projects.   However, reports similar to those commissioned for the three principal projects will continue to be investigated.

United States vs. Foreign Sales/Assets

The Company has generated no sales revenue since incorporation.

At 8/31/2005, $3,175,615, $6,256,151, $4,045,836 and $268,847 of its assets were located in Slovak Republic, Northern Ireland, Canada, and other locations, respectively.

At 8/31/2004, $1,255,944, $5,108,090, $3,997,374 and $31,447 of its assets were located in Slovak Republic, Northern Ireland, Canada, and other locations, respectively.

4.C. Organization Structure

The Company is incorporated under the laws of the Yukon, in Canada.

The Company currently has four wholly-owned subsidiaries:

a.  Kremnica Gold, a.s.;

    incorporated in the Slovak Republic on 3/10/1999;

b.  Ludovika Holding, s.r.o.

    incorporated in the Slovak Republic on March 11, 2005;

c.  Dalradian Gold Limited;

    incorporated in Northern Ireland on 7/8/2003;

d.  Ulster Minerals Limited;

    incorporated in Northern Ireland on 11/26/1971.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in leased premises of approximately 5,031 sq. ft. at 700 West Pender Street, Suite 301, Vancouver, British Columbia, Canada V6C 1G8.  Approximately 60% of the space is sub-leased to other companies, some of which are related.  The Company began occupying these facilities in April 2004.  The lease was amended on May 23, 2005 and expires on June 30, 2010; the lease requires annual commitments over the term of the lease of: $160,100 for FY2006, $167,520 for FY2007, $167,520 for FY2008, and $139,600 for FY2009, for an aggregate of $634,740.

Tournigan Gold Corporation (the “Company”) is a mineral exploration company that is primarily focused on exploring three advanced projects: two gold projects in Europe, Kremnica in the Slovak Republic and Curraghinalt in Northern Ireland; and the Jahodna uranium project in the Slovak Republic.

Other projects include: two other uranium licenses in Slovakia, 601 uranium claims in Wyoming and 243 uranium claims in South Dakota, as well as VMS-type licenses in Northern Ireland and Slovakia.  Also, the Company holds: fifteen gold, silver and base metal prospecting licenses in the Republic of Ireland totaling 620 square kilometers, which expire on 9/11/2009; two of these licenses were acquired in 2004 by the issuance of 60,000 common shares of the Company; 31 mineral claims in the Skeena Mining Division of British Columbia, Canada, and four mineral claims in the Omineca Mining Division of British Columbia, Canada; all claims will be retained until the properties can be further assessed.

The Company’s exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

Qualified Person and QA/QC

Tournigan’s Qualified Person, Dr. Kent Ausburn, PhD, PG, and Vice President of Exploration and Chief Geologist of the Company, has reviewed and approved the technical disclosure contained in this management discussion and analysis.

Tournigan has a Quality Assurance/Quality Control (QA/QC) protocol in place for its ongoing drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures. QA/QC procedures include chain-of-custody protocol and systematic submittal of blanks, duplicates and registered standards as part of every sample shipment to the analytical laboratory.

Kremnica Project

Gold Exploration

Slovak Republic

Acquisition Details

In July 2003, the Company completed the acquisition of Kremnica Gold, a.s. from Argosy Minerals Inc. The principal asset of Kremnica Gold a.s. is the Kremnica Gold Project in Slovak Republic, a mining license of 11.8 sq. km. that provides title to the historic Kremnica Mine, which is no longer in production. The purchase price for the project was $500,000.  Funding of the $500,000 acquisition cost was provided through a loan from Quest Capital Corp., which was repaid in full in November 2003.

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

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Kremnica Gold Project is located at the center of Europe in central Republic of Slovakia.  The town of Kremnica is located 17 kilometers west of the city of Banská Bystrica.  The project area is accessible from Vienna, Austria by driving east across the border into Slovakia and then northeast through Bratislava.  The town of Kremnica has a population of about 7,000 and is also accessible by train from Bratislava, the capital and largest city in Slovakia.

The Kremnica project comprises the Kremnica mining license, the contiguous Lutila and Lucky exploration licenses, and the Vyhne exploration license.

The Kremnica mining license was issued 1/12/1961, and remains valid in perpetuity.  The License is currently held by the Company’s wholly-owned subsidiary, Ludovika Holding, s.r.o.  The Main Mining Bureau is the permitting agency for mining projects.  The mining license fee is currently approximately $2,222 per year for the 12 square-kilometer license.  Slovak law states that some work should be done within the license, or the license can be withdrawn.  The law is not specific on when, what, or how work must be done.  All known mineralization is contained within the mining license, as well as areas for future operations, processing waste and tailings.

The Lucky exploration license was registered 6/5/2002, and became effective on 9/23/2002.  The license is held by the Company’s subsidiary, Kremnica Gold a.s.  The license is granted for four years, after which a first review can extend the license for an additional four years.  A final review can extend the license for another two years, after which the license will lapse.  The annual license fees for Lucky are approximately $2,000.

The Lutila exploration license was granted to Kremnica Gold a.s. in January 2004 and was subsequently expanded to include the area covered by the Lucky license, above, totaling 86 square kilometers.  The annual license fee is $11,000.

The Vyhne exploration license, granted to Kremnica Gold a.s. in June, 2004, covers an area of 37 square kilometers and has an annual license fee of $5,000.

The three licenses cover the majority of known prospective and mineralized areas within the Kremnica district, as well as a prospective area along trend to the south.  The mining license and exploration licenses have been legally surveyed.  There are currently no other near-by metal claims or other companies working within the district.  Within the exploration licenses there are several registered clay deposits.  Currently two small clay pits are operating.  These clay licenses are not expected to have any material effect on the subject properties.

The Slovak State is entitled to a royalty to be paid as a percentage of net profits once commercial production has commenced.  The rate of payment can be between 0% and 10% of net profit, but is open to negotiation between a mine owner and the State.  In the case of Kremnica, management expects that the payment would be close to 5% of net profit.  The Kremnica project is not subject to any other royalties, back-in rights, payments, or other agreements and encumbrances.

Current Slovak tax law approved by the parliament took effect on 1/1/2004 and has enacted a flat corporate tax rate of 19%.

Geology

Kremnica is located at the northwest end The Carpathian Arc.  The Carpathian Arc is host to numerous large precious metal and base metal epithermal and porphyry deposits, many of which are of world-class size.  Gold-silver mineralization at Kremnica is a typical epithermal style deposit with the mineralization occurring in large banded to massive quartz veins, smaller quartz veins and sheeted veins

The Kremnica South target consists of a 40 square-kilometre area containing broad low-level gold, silver and arsenic soil geochemical anomalies, beginning 3 kilometres south on strike with the main part of the Kremnica deposit and extending for at least 10 kilometres.  This area may represent the Kremnica mineralized volcanic/ hydrothermal system at higher volcanic-stratigraphic and epithermal-hydrothermal levels.  The geochemical anomalies give indication of a possible new exploration target with the potential to minimize the Sturec deposit in size and quality.

Prior Exploration

Gold mining commenced at Kremnica as early as the 8th century and is relatively well documented from the year 1328 forward.  Historic production form underground and open pit mines has totaled 1.5 million ounces gold and 6.7 million ounces silver.  Extensive underground mining occurred within an area 4 kilometers long and 2 kilometers wide.  The largest relic of past mining is a surface depression in the area, measuring 600 meters long, and up to 200 meters wide, and 100 meters deep.  The district is marked with hundreds of pits, ancient shafts and adits.

The Slovak Geological Survey and Rudne Bane (the state mining company) conducted modern exploration intermittently in the Kremnica district from 1962 until 1992.  The exploration work led to discoveries and included driving four major exploration adits, approximately 20 underground crosscuts, and both surface and underground drilling.  Exploration defined near-surface low-grade mineralization at the Sturec and Vratislav prospects.

Beginning in 1987, Rudne Bane mined 50,028 tonnes averaging 1.54 g/t gold from a small open pit that operated at a rate of about 30 tonnes per day.  The operations were not profitable and closed in 1992.

Kremnica Banska Spolocnost (“KBS”), an investment company comprising former mine managers, obtained title to the Kremnica mining lease from the Slovak government on 4/1/1995.  Argosy Mining Corporation of Canada purchased KBS’s share of a joint venture in April 1997, to control 100% of the mining license through its subsidiary Kremnica Gold a.s.  Argosy completed a core drilling program in 1996 and a combined core and reverse circulation drilling program in 1997 for a total of 79 holes (12,307 meters).

Current Exploration

Tournigan is carrying out a multi-stage program in and around Kremnica, including exploration drilling at Kremnica South and step-out delineation drilling in the adjacent satellite mineralization areas. Geological mapping, reconnaissance-rock sampling, soil-

geochemistry surveys were conducted over a large area of Kremnica in order to identify and prioritize drill targets.

Several zones of mineralization have been identified at Kremnica, including the Sturec deposit and the Vratislav, Wolf, South Ridge and Kremnica South zones.  Tournigan has advanced Kremnica along a two-pronged path since acquiring the project. Exploration of both known and new target zones has been complemented by detailed work on the main Sturec deposit, and an updated resource estimate and a technical report compliant to National Instrument 43-101 (“NI 43-101”) are near completion and a pre-feasibility study has commenced.

In October, 2005 an in-fill reverse circulation (RC) drill program was completed at Sturec on the site of the former Kremnica Gold Mine.  Drilling included 36 in-fill drill holes totalling 3,754 metres, as well as 5 “twinned” holes totalling 235 metres.  The twinned holes duplicated 5 pre-existing historic diamond drill holes, to compare drilling recoveries and assay results as part of the necessary Quality Assurance/Quality Control program for the pre-feasibility study.

In addition to the in-fill drilling program, a program of trenching and channel sampling within the boundaries of the proposed pit was completed in November 2005.

An updated NI 43-101 compliant technical report containing a resource estimate for Sturec is now underway by Beacon Hill Consultants (1988) Ltd.  Beacon Hill Consultants have also been commissioned to begin a formal pre-feasibility Study at Kremnica, a follow up to their preliminary assessment completed in March, 2004.  In addition, an environmental baseline sampling and data collection study is well underway at Kremnica as part of an environmental impact assessment.

A drill program of 4 diamond drill holes totalling 521 metres was completed in 2004 at Vratislav.  Results from the program indicated continuation of robust ore-grade gold mineralization down-dip of the known zone of gold-silver mineralization.   Management believes Vratislav could add additional tonnes of higher-grade feed to the proposed Sturec open-pit operation.  Tournigan plans to test the Vratislav mineralized zone with a series of step-out Reverse Circulation (RC) drill holes in 2006.

Kremnica Project
Gold Exploration
Slovak Republic

Figure No. 3
Kremnica Gold Project
Slovak Republic

N
Poland
Czech Republic
Kremnica Gold Project
Slovak Republic
Vienna
Bratislava
Austria
Ukraine
Hungary
Tertiary-age Neovolcanics
0 25 50 100
kilometres

Figure No. 4
Kremnica Location Map

Figure No. 5

Kremnica License Location Map

N
Kremnica Mining Licence
Kremnica Vein System
Lutila Exploration Licence
Kremnica
Lucky Exploration Licence
Ziar nad Hronom
TOURNIGAN GOLD CORPORATION
Kremnica Political Map
August 31, 2005
0
2
4
6
8
10
Kilometres

Jahodna Project

Uranium Exploration

Slovak Republic

Acquisition Details

In June 2005, the Company acquired the Cermel exploration license which hosts the Jahodna uranium project. The only cost incurred was an immaterial staking fee.  The license was applied for directly from the Slovak Main Mining Bureau, after a review of historical data on all Slovak uranium occurrences.

The Company reviews the carrying value of its long-lived assets on a periodic basis and has determined that there has been no impairment of the value of the Jahodna project. The reviews for impairment are generally carried out through third party evaluation of the assets or internal tests based on estimated resources and current mineral resource values.

The Company also reviews its asset retirement obligations (“AROs”) at the end of each reporting period. The Company has determined that there have been no significant AROs in respect of the Jahodna project at the end of any financial period as there have been minimal land disturbances requiring immaterial expenses for reclamation.

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Jahodna project is located 10 kilometers northwest of the city of Kosice, in the eastern part of the Slovak Republic.  Kosice is the second-largest city in the Slovak Republic, with a population of about 250,000.  An excellent network of roads and railways connect Kosice to the rest of the world, with a small but growing network of regional airline connections.

Jahodna is located in a sparsely-inhabited area of the upper foothills in the Eastern Tatra Mountains at an average elevation of 600 meters above sea level.  The Jahodna project is accessible year-round by regional road from Kosice.  The climate is temperate, with cold winters bringing moderate snowfall and warm summers.  Water, electricity, natural gas and rail connections are nearby.  The city of Kosice is highly industrialized and is expected to be able to provide full support for the Jahodna project.

The Cermel license covers 32 square kilometers and is granted for four years, after which a first review can extend the license for an additional four years.  A final review can extend the license for another two years, after which the license will lapse.

Geology

The Jahodna uranium-molybdenum-copper deposit occurs as roughly strata-bound lensoid horizons along the contact of the overlying lower Permian meta-volcanic dominated Petrova Hora Formation and the underlying lower Permian meta-sediment dominated Knola Formation.  Uranium mineralization occurs primarily as the oxide minerals uraninite, brannerite with lesser occurrences of the uranium-silicate mineral coffinite.  Uranium minerals occur with molybdenum, copper, and iron sulfide minerals within the schistose fabric and inter-foliation crenulations, primarily within the Petrova Hora basal andesite-tuff unit.  Uranium–sulfide mineralized horizons are spatially associated with ptygmatically-folded quartz-carbonate veins.

The historic uranium-molybdenum resource block is a tabular body that extends approximately 500 meters along strike, 500 meters down-dip, and averages 2.56 meters thick.  The Jahodna uranium-molybdenum resource was estimated using a block model method with a cutoff grade of 0.03% for the Block A estimate and a range of cutoff grades from 0.03% to 0.015% for the Block B estimate.  Historic metallurgical tests reported recoveries of 88% to 90% uranium and 93% to 94% molybdenum.

Prior Exploration

The state Slovak uranium company (Uranovy Prieksum) began exploring for uranium on the property in the early 1980’s and drilled 17,936 meters in 53 drill holes, with 13 of these holes concentrated on a 500-metre-long zone of mineralization. Each hole was logged using radiometry to ascertain uranium levels, with select core intervals geochemically analysed for uranium as well as other metals, especially molybdenum. Three phases of metallurgical studies were also successfully completed by 1994, focusing on leaching (lixiviation) of milled ore with NaOH (lime) and Na2CO3 (soda) at a temperature of ~ 150˚ C resulting in recoveries of 88% to 90% uranium and 93% to 94% molybdenum.

Current Exploration

The Company began work in June 2005 to digitize all available historical data and hired an independent geological consultant to author a technical report on the Jahodna project, including an updated mineralization estimate.  Previous metallurgical work was also reviewed in general and found satisfactory.

A data confirmation drilling program was completed at Jahodna in December, 2005, with 3 HQ- and BQ-sized diamond drill holes totaling 1,365 meters drilled before the onset of deep snow conditions.  These holes were drilled within the previously-defined uranium and molybdenum mineralization to confirm historic drill results and confirm that the Jahodna resource estimate completed in 1996 is compatible with an inferred resource as defined by Canadian standards. Positive results were announced in February 2006.

Tournigan plans to next carry out an in-fill and step-out exploration diamond drilling program designed to test previously untested gaps within the resource block for high-grade mineralization.

Tournigan drill data will be used to verify the historic Jahodna geochemical data and radiometric and geological drill logs for the independent technical report, which that will include the validation of the historic Jahodna uranium resource estimate to Canadian standards.

Figure 6

Location of Uranium Exploration Licenses

N
Poland
Czech Republic
Slovak Republic
Svabovce and
Spissky Stiavnik
Uranium Deposits
Jahodna
Uranium Deposit
Kremnica
Gold Project
Novoveska Huta
Uranium Deposit
Bohunice
Nuclear
Powerplant
Mochovce
Nuclear
Powerplant
Vienna
Bratislava
Austria
Ukraine
Hungary
0 25 50 100
kilometres

Figure No. 7

Jahodna License Location Map

Curraghinalt Project

Gold Exploration

Northern Ireland, United Kingdom

Acquisition Details

In 2004, Tournigan entered into a Letter Agreement with Strongbow for the purchase by Tournigan of all of the issued and outstanding shares of Ulster Minerals Limited (“Ulster”), the owner of two Prospecting Licenses comprising Tyrone (UM 12/96) and the Curraghinalt project area (UM 11/96).  The agreed purchase price for Ulster was 10,000,000 common shares of Tournigan. In addition, Tournigan agreed to pay to Strongbow, whenever Ulster applies the cumulative exploration expenditures disclosed on the books of Ulster as at the date of closing against its income, an amount equal to $0.20 for every $1.00 by which Ulster’s taxes payable are reduced as a consequence of the deduction of such expenditures.  Such payments are to be made within 30 days of the date that Ulster claims such expenditures as a deduction.

Pursuant to the Letter Agreement, 5,000,000 common shares of Tournigan were issued to Strongbow in April 2004, recorded at their fair value of $2,350,000.  The remaining 5,000,000 common shares of Tournigan will be issued upon the decision by Tournigan to commence construction of commercial scale mining facilities on the properties.  A net smelter return royalty of 2% held by the previous owner, and subsequently transferred to Minco plc remains in effect.  This royalty covers any future production from Curraghinalt plus a defined “area of influence” surrounding the confirmed mineralized area.

Through its subsidiary, Dalradian Gold, the Company conducted exploration work on the property commencing in April 2003 and has continued work on the Curraghinalt deposit to the present.

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

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Curraghinalt Project is located in County Tyrone, central Northern Ireland, about 127 km west of Belfast and about 15 km from the city of Omagh. Various highways and local roads provide good access to and within the property.  Local access within the project area is along public and private roads.

The property consists of about 34,600 hectares (about 346 square kilometers) contained within two Prospecting Licenses (UM 1/02 and UM 2/02 – the “Licenses”).

The mineral rights conferred by the licenses are held in the name of the Company’s subsidiary, Ulster Minerals Limited, under the terms of License Agreements with the Government of Northern Ireland (Department of Enterprise Trade and Investment) for the base metals, and under the Crown Estate Commission for the precious metals.  License UM 1/02 contains the Curraghinalt gold deposit.

The climate at Curraghinalt is typical of Ireland, with generally cool summers and relatively wet winters.  Temperatures generally remain above freezing; snowfall is not common.  Climatic conditions would not impede year-round exploration or mining activity, either underground or in open pits.

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

There are numerous smaller supply centers in the surrounding region, of which the largest is Omagh, at the immediate south-west end of the property.  These centers are able to provide most of the general residential and small business infrastructure necessary for any mineral exploration or mining operation.  Power is readily available, and there is abundant water.  There would be no serious problems with regard to transportation.

Geology

The Curraghinalt deposit vein system, occurrences of other gold mineralized quartz veins, and rock and soil gold geochemical anomalies occur within an eight-kilometer-long, west-northwest trending corridor referred to as the “Curraghinalt Trend”.

Gold mineralization at Curraghinalt occurs as quartz-sulphide veins within a sequence of metasediments known as the Dalradian. The Dalradian is well represented world-wide and is host to several large-scale gold deposits in North America, particularly in Newfoundland and South Carolina.  Extensions of the Dalradian continue to the north and west of the main Curraghinalt trend, hosting indications of more Curraghinalt-style gold mineralization.  Stream sediment geochemical surveys by the Geological Survey of Northern Ireland have shown widespread and abundant anomalous values for gold, silver and pathfinder elements arsenic and antimony.

To the south of Curraghinalt lies an area within the Ordovician Tyrone Volcanic Group which adjoins the Dalradian along the Omagh Thrust, a regional feature believed to have some impact on mineralization. Targets identified include polymetallic volcanogenic massive sulphides (VMS), porphyry copper style mineralization and rhyolite-dome-associated quartz veins and silicified breccias.

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

Exploration in the Tyrone project area over the years has been mostly by surface work, generally of a reconnaissance nature.  There have been extensive geological studies coupled with geophysics and geochemistry.  A number of scattered diamond drilling programs have tested various targets, mostly for gold and to a lesser degree for base metals.  At the Curraghinalt gold deposit, extensive diamond drilling has included detailed sampling for the purposes of establishing mineralization and for metallurgical testwork.

Current Exploration

Since April 2003, work programs completed by Tournigan on the project include compilation and review of the historical data base, underground geologic mapping, structural analysis, soil geochemical surveys, in-fill and step-out drilling, and limited geophysical surveys over the Curraghinalt vein system.

A total of 4,574 metres of diamond drilling have been completed by Tournigan.  As part of these programs, Tournigan completed 2,998 metres of in-fill drilling, all located within the boundaries of the various historical resources estimates.  The remaining drilling focused on exploration targets.

In 2005, the Company completed 2 diamond drill holes totalling 187 metres at a location south of the Curraghinalt deposit in an area known as the Crows Foot – Bend structural zone. Results from the drilling confirmed the presence of 5 new parallel veins hosting gold mineralization.  Deep drill hole CT-26, returned significant ore-grade intervals at deeper depths in all the resource veins than prior drill holes.  The results extend known high ore-grade gold mineralization to twice the previously documented depth, and include discovery of a new vein as well as the re-emergence of veins previously thought to have pinched out at depth.

In January 2005, the Company announced the results of an updated independent technical report to NI 43-101 standards, and a gold resource estimate of the Curraghinalt deposit, completed by John Tully & Associates. The resource estimate incorporated a detailed review of the mineralized vein system with the primary focus on structural analysis.

The estimate included recommendations for additional drilling to increase tonnage, and additional underground development to upgrade the classification of the resources.  Mr. Tully stated that detailed drilling and underground development delineated the 800-metre strike length of the veins that make up the Curraghinalt resource.   Immediately along strike and to the east, another 800 metres of strike extension of the Curraghinalt resource veins was identified by wide-spaced diamond drill holes and trench sampling.

Tournigan believes the project has significant potential for growth and has formulated a development schedule for the project, based on the recommendations of the technical report.  The Company’s focus for Curraghinalt is to advance it through all the requisite steps for permitting, building, and operating an underground gold mine, subject to completion and acceptance of satisfactory pre-feasibility and feasibility studies. The permit approvals will include permission for underground development and bulk-sampling to increasing the current resource.  Prior to initiating this development, the Company plans an in-fill diamond drill program along the East Extension target with a view to outlining an inferred resource there, defined by an 800-metre trend of the Curraghinalt vein system.

Figure No. 1.
Curraghinalt Gold Deposit
Northern Ireland

Londonderry
Omagh
Belfast
Irish
Sea
Dublin
Limerick
Wexford
Cork

Figure No. 2.
Curraghinalt Gold Deposit
Project Location Map

Omagh
Cookstown

Other Projects

Uranium Projects in Slovak Republic

When the Jahodna project was acquired in June 2005, the Company also acquired by staking two additional uranium exploration licenses (Spisska Nova Ves and Spisska Teplice) covering other areas of historical exploration and production. The Spisska Nova Ves license covers 13 square kilometers and hosts the Novoveska Huta project, which has extensive historical underground workings, both for production and for exploration. Novoveska Huta is also located in Eastern Slovakia, near the town of Spisska Nova Ves, population 40,000. Prior exploration there includes 5.5 kilometers of underground workings and over 40 drill holes drilled from surface, which defined a zone of uranium and molybdenum mineralization.

The Spisska Teplice license covers 45 square kilometers and includes the Svabovce and Spissky Stiavnik projects.  The Spissky Teplice license is also located in Eastern Slovakia, near the town of Poprad, population 55,000.  The two projects represent zones of uranium mineralization and former production, with 5 other occurrences of mineralization on the license.

Uranium Properties in USA

In June 2005, the Company entered into an agreement with Sweetwater River Resources LLC (“Sweetwater”) to earn into a portfolio of uranium claims in Wyoming.  To earn an 85% interest, the Company made an initial payment of US$140,000 and issued 200,000 common shares as well as make payments totaling US$125,000 until 9/15/2008.  The Company would then have the right to purchase the remaining 15% interest by paying Sweetwater in cash or shares, based on an independent valuation.

The current portfolio consists of six claim groups totaling 601 claims, covering 48 square kilometers in Wyoming and two claim groups totaling 272 claims, covering 22 square kilometers in South Dakota.  The Wyoming claims are located within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts.  Five of the six claim groups host drill-documented uranium mineralization.  The South Dakota claims are within the Southern Black Hills district and also host drill-documented uranium mineralization.

Brehov VMS/Gold/Base Metals Project in Slovak Republic

In March 2005, the Company acquired a 68-square-kilometre exploration license and entered into a joint venture with GEOTECHNIC-Consulting spol. s.r.o. of Slovakia, on the adjoining 1.8-square-kilometre exploration license that includes the Brehov VMS-base metals project.  The Brehov joint venture and exploration licenses are located in Eastern Slovakia, 210 kilometres from Kremnica, and cover known precious-metal-rich Volcanic Hosted Massive Sulphide (“VMS”) mineral occurrences that are part of the Tertiary-aged Carpathian Volcanic Arc system.

The licenses carry a considerable database of prior exploration work by the Slovak Geological Survey (“SGS”).  Brehov is believed to represent Kuroko-type VMS precious and base-metal mineralization.  These types of systems are characterized by precious-metal-rich, zinc-lead-copper mineralization hosted in rhyolitic submarine volcanic rocks.  Tournigan Management believes that the combination of high current prices for both precious-metals and base-metals make such deposits attractive as high-value exploration targets.

The Company drilled 10 shallow holes totaling 210 meters at Brehov during 2005, and verified grade and style of precious-metal and base-metal mineralization reported historically by the SGS.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 8/31/2005, 8/31/2004, and 8/31/2003 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto for those years.

Introduction

The Company is a mineral exploration company.  Its main focus is on exploring three projects in Europe: the Kremnica Gold Project in the Slovak Republic, acquisition finalized July 2003; the Jahodna Uranium Deposit in the Slovak Republic, acquisition finalized June 2005; and the Curraghinalt Gold Project in Northern Ireland, acquisition finalized December 2004. The Company also holds uranium claims in Wyoming and South Dakota, USA, gold/base-metal licenses in Northern Ireland and Slovakia, and exploration licenses in British Columbia, Canada.  The Company maintains its head office in Vancouver, Canada and has field offices in the towns of Kremnica, Slovak Republic and Gortin, Northern Ireland.

To fund its operations, the Company has issued equity in numerous public offerings and private placements of equity, stock-for-property arrangements, stock-for-debt arrangements, and the exercises of stock options and warrants.

Effective 3/26/2001, the Company consolidated its share capital on the basis of one new share for ten old shares.  All references to numbers of shares or to per share data refer to post-consolidation data unless otherwise indicated.

Financing Time Line

Refer to ITEM #10.A.6

On 9/27/2002, the Company completed a partially brokered financing by issuing 4,410,000 Special Warrants at $0.15 per Special Warrant for gross proceeds of $661,500.  Costs of the financing amounted to $32,446, resulting in net proceeds to the Company of $629,054.  Through an Agency Agreement dated 7/11/2002, the Agent, Canaccord Capital Corporation, sold 1,900,000 of the Special Warrants and the Company sold the remaining 2,510,000.  On 9/16/2003, each Special Warrant was converted into one unit consisting of one common share and one-half share purchase warrant.  Upon conversion, two half-warrants became exercisable into one common share at $0.25 per share, expiring 9/27/2004.  Pursuant to the terms of the Agency Agreement, Canaccord received a commission of 6% of the funds that were placed through it, which was paid by the issuance of 114,000 Series “A” Special Warrants that converted directly into 114,000 common shares on 9/16/2003.  Canaccord was also issued 285,000 Series “B” Broker’s Special Warrants (equivalent to 15% of the funds it placed) that were converted on 9/16/2003 into 285,000 warrants exercisable into 285,000 common shares at $0.25 per share, until 9/27/2004.  During the year ended 8/31/2004, 1,119,582 warrants from this Special Warrants Financing were exercised at $0.25 per warrant.  Subsequent to the year ended 8/31/2004, the remaining 1,370,418 warrants were exercised.

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

On 8/31/2005, the Company issued 5,000,000 common shares in connection with a non-brokered private placement of 5,000,000 units at $0.40 per unit for gross proceeds of $2,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.55 per share until August 31, 2007.  The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. No finder’s fee or commission was paid on the transaction.  Share subscriptions receivable in respect of this transaction were received in cash subsequent to year end.

Subsequent to the end of Fiscal 2005, the Company issued 1,390,500 common shares in respect of the exercise of stock options as follows: 150,000 common shares at $0.25 per share; 400,000 common shares at $0.35 per share; 512,500 common shares at $0.40 per share; and 328,000 common shares at $0.45 per share. Total proceeds from the stock options exercised were $530,100.

On 9/1/2005, the Company received $2,000,000 for share subscriptions receivable in respect of the private placement financing of 8/31/2005.

In September 2005, the Company finalized a definitive option agreement with Sweetwater Resources LLC and issued 200,000 common shares at a fair value of $87,000 under the agreement.

On 9/8/2005, a non-brokered private placement of 5,000,000 units at $0.40 per unit was completed for gross proceeds of $2,000,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.55 per share until 9/8/2007.  The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days.  A finder’s fee of $140,000 was paid to a third party.

On 9/21/2005, the Company granted 730,000 stock options exercisable at $0.40 per share for a period of five years to directors, employees and consultants.  The options are subject to vesting provisions such that 50% vested on the date of grant and 50% will vest on 9/21/2006.

On 9/30/2005, a non-brokered private placement of 3,500,000 units at $0.50 per unit was completed for gross proceeds of $1,750,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until 3/31/2007.  The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days.  Finders’ fees of 75,000 units and $37,500 were paid to third parties.

On 11/11/2005, 1,524,747 unexercised warrants expired and on 11/14/2005, 5,239,857 unexercised warrants expired.

On 11/30/2005, the Company received US$600,000 in settlement of a US$750,000 promissory note.  The Company had provided for doubtful collection of the face value of the note in its financial statements for the year ended 8/31/2001.

On 2/22/2006, the Company completed a private placement of 31,207,000 Special Warrants at $1.45 per Special Warrant for gross proceeds of up to $45,250,150. The offering was made on an underwritten basis through a syndicate led by Sprott Securities Inc. and including Dundee Securities Corporation and Canaccord Capital Corporation. Each Special Warrant entitles the holder to acquire one common share, subject to adjustment in certain instances, at any time before June 23, 2006. In the event that receipt for a prospectus is not received within 90 days following its filing, these Special Warrants will be convertible into 1.1 common share in lieu of 1 common share.  The Underwriters received an aggregate cash commission of 6% and a total of 936,210 brokers’ warrants. Each brokers’ warrant is exercisable to purchase one common share at $1.65 per share until February 22, 2008.

Some of the foregoing financings involved sales to U.S. purchasers who were U.S. residents. Where this was the case, the Company relied upon the exemption from registration in the United States provided by Regulation D of the Securities Act of 1933.

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

Table 3

Financial Accounting Standards Board Pronouncements

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

In March 2005, SEC staff issued Staff Accounting Bulletin No. 107 ("SAB 107") to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB 107 during the implementation of SFAS No. 123R.

In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

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

(b) Subscriptions receivable

Under Canadian GAAP, subscriptions receivable are presented as an asset. Under U.S. GAAP, subscriptions receivable are presented as a contra-equity item. Subscriptions receivable at August 31, 2005 were $2,000,000 (2004 - $nil; 2003 - $nil).

(c) Exploration properties

Under Canadian GAAP, acquisition and exploration costs are capitalized.  Under U.S. GAAP, acquisition costs are capitalized and exploration costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, mineral properties are reviewed by management for impairment at the end of each reporting period, and a write-down is recorded where necessary.  Acquisition costs capitalized under U.S. GAAP during the years ended August 31, 2005, 2004, and 2003 were $79,009, $2,350,701, and $573,203 respectively; exploration costs expensed under U.S. GAAP during the years ended August 31, 2005, 2004, and 2003 were $3,377,543, $2,384,341, and $757,087 respectively.

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

At August 31, 2005, the market value of the Company’s marketable securities was $30,000, and the market value of the long-term investment was $200,000.

(e) Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, addresses standards for the reporting and display of comprehensive income and its components.

Comprehensive income includes net income and other comprehensive income.  For the years ended August 31, 2005, 2004, and 2003, other comprehensive income includes foreign currency translation gains (losses) of ($14,805), ($22,965), and $8,049, and write-down of marketable securities of $22,500, $nil, and $nil, respectively.

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

Diluted EPS has not been disclosed as the effect of the exercise of the Company’s outstanding options and warrants would be anti-dilutive. Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As at August 31, 2005 the Company had 5,235,555 (2004: 2,925,000; 2003: 2,000,000) stock options outstanding and 9,264,604 (2004: 13,540,022; 2003: 4,520,289) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

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

Liquidity – Fiscal 2003-2005

At 11/30/2005, the Company had working capital of $6,026,757 and a cumulative deficit of $34,615,506. The cash and short term investment component of working capital at 11/30/2005 was $6,301,519. The Company believes that its working capital is sufficient to carry out its current exploration work programs and fund corporate overhead into the last half of calendar 2007. The Company has budgeted current funds for programs to continue to advance the Kremnica and Curraghinalt gold projects, to further evaluate and explore the Jahodna uranium project in Slovakia, and to evaluate its other uranium properties in the USA and Slovakia.

At 8/31/2005, the Company had working capital of $3,242,897 and a cumulative deficit of $34,385,758.  The cash and short-term investment component of working capital at the end of the year was $1,647,216.

At 8/31/2004, the Company had working capital of $3,255,080 and a cumulative deficit of ($31,508,364).  The cash component of working capital as at 8/31/2004 was $3,790,091, an increase of $3,592,743 over 8/31/2003.

Subsequent to Fiscal 2004, the Company received $3,894,354 from the exercise of warrants, options and the completion of a private placement. The Company budgeted funds to bring the Curraghinalt gold project to initial feasibility stage and the Kremnica gold project to the engineering pre-feasibility stage, if exploration and analysis results permitted.

As at 8/31/2003 the Company had a working capital deficiency of ($1,111,954) and a deficit at August 31, 2002 ($201,658).  A private placement was completed in October 2003 for gross proceeds of $2,573,750; the proceeds were used to repay the $550,000 bridge loan, fund exploration programs and provide working capital.

Share Capital

As at 1/31/2006, the Company had 77,992,013 issued and outstanding common shares.  There were 6,787,500 warrants outstanding with exercise prices ranging from $0.55 to $0.65 and with expiry dates ranging from 3/1/2007 to 9/8/2007.  There also were 4,487,500 stock options outstanding at 1/31/2006, with exercise prices ranging from $0.25 to $0.50 and expiry dates ranging from 5/21/2008 to 9/21/2010. Potential proceeds from exercises of the above warrants would be $3,911,875.  Potential proceeds from exercises of the above stock options would be $1,797,150.

Shares issued for property

The Company holds 15 gold, silver and base metal prospecting licenses totaling 620 square kilometers in the Republic of Ireland, which expire on 9/11/2009.  Two of these licenses were acquired by the issuance in 2004 of 60,000 common shares of the Company.

On 2/12/2004, the Company signed a letter of intent with Strongbow to acquire Strongbow’s wholly-owned subsidiary, Ulster, a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt gold project in County Tyrone, Northern Ireland.  Consideration of the acquisition was 5,000,000 common shares that were issued during the year at a recorded fair value of $2,350,000.

Capital Resources – Fiscal 2003-2005

To date, the Company’s ongoing operations have been predominantly financed by private placements and the exercise of warrants or stock options.  In Fiscal 2005, the Company issued 10,000,000 shares pursuant to private placements for net proceeds of $3,840,000, $2,000,000 of which was received on 9/1/2005, and 7,219,860 shares on the exercise of warrants and stock options, for proceeds of $2,078,104.  Subsequent to Fiscal 2005 year end, a further 1,390,500 stock options were exercised for proceeds of $530,100, 26,250 warrants were exercised for proceeds of $$17,063, 40,718,210 special warrants were issued pursuant to private placements, for gross proceeds of $49,000,150, and 200,000 shares were issued to acquire exploration properties in Wyoming, USA.

On 9/30/2005, a non-brokered private placement of 3,500,000 units at $0.50 per unit was completed for gross proceeds of $1,750,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until March 31, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. Finders’ fees of 75,000 units and $37,500 were paid to third parties.

On 9/8/2005, a non-brokered private placement of 5,000,000 units at $0.40 per unit was completed for gross proceeds of $2,000,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.55 per share until September 8, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days.  A finder’s fee of $140,000 was paid to a third party.

On 8/31/2005, the Company issued 5,000,000 common shares in connection with a non-brokered private placement of 5,000,000 units at $0.40 per unit for gross proceeds of $2,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.55 per share until August 31, 2007.  The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. No finder’s fee or commission was paid on the transaction.  Share subscriptions receivable in respect of this transaction were received in cash subsequent to year end.

On 12/16/2004, a non-brokered private placement of 5,000,000 common shares was completed at $0.40 per share for gross proceeds of $2,000,000.  A finder’s fee, consisting of 6% of the gross proceeds in cash and 2% of the shares placed was paid to a third party.

To Fiscal 2004, the Company’s operations were predominantly financed by private placements.  Of total 2004 equity financing, $7,197,998 was raised from private placements, $1,903,319 from the exercise of warrants and $211,250 from the exercise of stock options.

In May 2004, the Company raised $4,624,248 through a partially brokered private placement of 10,276,107 units, each unit consisting of one common share and one-half share purchase warrant.  Agents received a commission of 8% of the brokered amount of the financing, of which $278,315 was paid in cash and $91,625 was paid in 203,610 additional units.   The private placement funds were used to conduct exploration on the Company’s Curraghinalt gold project in Northern Ireland, to fund a drill program at the Kremnica gold project in Slovakia, and to provide general working capital.

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

Management Changes

On September 21, 2005, James Walchuck, former President and Chief Operating Operator of the Company, was appointed President and Chief Executive Officer. Damien Reynolds, former Chief Executive Officer of the Company was appointed Chairman, replacing Hein Poulus who remains as a director. Mr. Reynolds was paid a transition allowance of $165,000, equal to one year’s salary, based on the recommendation of an independent consultant.

Effective June 15, 2005, Robert Nowell was appointed Chief Financial Officer of the Company to replace Garry Stock, Interim CFO. Mr. Nowell is a Certified General Accounting with 30 years experience in senior financial management positions.

Effective May 1, 2005, James Walchuck was appointed President and Damien Reynolds, formerly Presdident, was appointed CEO.

In 2004, the Company replaced its legal counsel, Armstrong Simpson, with the law firm Stikeman Elliott. Effective July 1, 2004, Paul Simpson, who is a principal of Armstrong Simpson, was replaced by Nancy La Couvée as in-house Corporate Secretary of the Company. Ms. La Couvée has 18 years of experience in corporate administration of mineral exploration companies.

Effective 4/1/2004 Jon Lever was appointed Chief Financial Officer of the Company.  Mr. Lever is a Certified Management Accountant with 16 years experience in managing and monitoring regulatory compliance of junior mineral exploration companies.  On 11/2/2004, Mr. Lever resigned for personal reasons, and Garry Stock was appointed Interim Chief Financial Officer.  Mr. Stock is a Chartered Financial Analyst and also serves as Executive Vice President of the Company.

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

Mr. Garry Stock was appointed Executive Vice-President on 7/8/2003.  Mr. Michael Atkinson was appointed a director on 7/10/2003, pursuant with the bridge loan arranged for the purchase of Kremnica; he resigned subsequent to fiscal year end, upon repayment of the bridge loan.  Mr. David Montgomery was appointed a director on 9/24/2003.  Mr. Michael Hopley resigned as Chief Operating Officer on 12/17/2003, but remained a director.

PROPERTIES

Kremnica Gold Project, Slovak Republic

Project Description

In July 2003, the Company acquired its wholly-owned subsidiary, Kremnica Gold a.s. From Argosy Minerals Corporation for a purchase price of CDN$500,000.  The principal asset of Kremnica Gold a.s. was the Kremnica gold project, including a mining license of 12 square kilometers that provided title to the Kremnica mine, exploration licenses covering 123 square kilometers and strike extensions drilled and evaluated by Argosy during 1995-1998.

The Kremnica gold project is located in the town of Kremnica in central Slovak Republic, 190 kilometers northeast of Vienna.

Tournigan has advanced Kremnica along a two-pronged path since acquiring the project in July 2003.  The plan will be advanced through the following stages: a. Environmental Studies; b. Socio-Economic Development; c. Feasibility Studies; and d. Construction and Production.  The entire plan is estimated to take 24 to 30 months.  The Company has now begun three of the four stages necessary to advance the Sturec gold deposit to production (Environmental Studies, Socio -economic Development and Pre -feasibility studies are now in progress).

An updated resource estimate and a National Instrument 43-101 (“NI 43-101”) compliant technical report are near completion and a pre-feasibility study has commenced.  Exploration of both known and new target zones has been complemented by detailed work on the main Sturec deposit.

Current Exploration

Initial work in 2003 was focused on a review of existing data, followed by the initiation of both exploration work as well as an update to a preliminary assessment completed by Argosy in 1998.

The Kremnica gold project was the subject of a preliminary assessment in January 2004.  This preliminary assessment produced a more cost-effective open-pit waste stripping ratio than previously assessed and indicated that a 36% larger conceptual mineralization area was contained within the boundaries of the Sturec open-pit model.  These preliminary assessment results did not include the Vratislav, Wolf and South Ridge zones, which represent upside potential to the centrally located main Sturec zone, nor did they include the potential for a new discovery at Kremnica South.  Vratislav, Wolf and South Ridge are “satellite” areas of mineralization adjacent to and on strike with the main Sturec deposit where historic mining and previous exploration delineated gold-silver mineralization that is still open for additional exploration.

The Company began a multi-stage program in and around Kremnica, including exploration drilling at Kremnica South and step-out delineation drilling in the adjacent satellite mineralization areas. Geological mapping, reconnaissance-rock sampling and a soil-geochemistry survey was conducted over a large area of Kremnica South to prioritize drill targets.

The Company’s exploration drilling program began at Kremnica in August 2004.  In the Vratislav zone at Kremnica, four diamond drill holes totaling 522 meters were completed, with results indicating continuation of robust ore-grade gold mineralization extending down-dip of the known zone of mineralization in the zone. The Vratislav zone of mineralization occurs in a broad area that extends from 500-to-1,000 meters north of and on strike with the main Sturec area of mineralization.

Sturec Deposit

Mineralization Estimate:  In June, 2005 an in-fill reverse-circulation (RC) drill program commenced within the area of the existing Sturec gold deposit on the site of the former Kremnica Gold Mine.  By increasing the drill density to 50-meters by 50-meters, the RC program was designed to upgrade the mineralization category of the Sturec deposit to the Measured and Indicated categories, as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves Definitions.   The program was successfully completed in October 2005, with 36 drill holes totaling 3,754 meters.

In addition to the in-fill drilling program, a program of trenching and channel sampling within the boundaries of the proposed pit began in November 2005, intended to provide increased sample density within the high-grade core of the deposit and assist with upgrading Sturec to the Measured and Indicated categories.  Approximately 40-metre to 60-metre long channel crosscuts were excavated and sampled across the faces of five benches located within the core of the historic Sturec deposit.

An updated NI 43-101 compliant technical report containing an anticipated Measured and Indicated mineralization estimate for Sturec is now underway by Beacon Hill Consultants (1988) Ltd., the lead consultants for the Kremnica Pre-Feasibility Study.  The mineralization estimate is now targeted for completion in February 2005.

Pre-feasibility Study:  In October 2005, Tournigan commissioned Beacon Hill Consultants to begin a formal Pre-Feasibility Study at Kremnica, a follow up to Beacon Hill’s preliminary assessment completed in March 2004.  The 2004 assessment estimated that Kremnica could provide an after-tax, 26.1% Internal Rate of Return (“IRR”) with gold priced at US$385/oz and 32.8% IRR at US$425/oz, based on a capital investment of US$48.9 million.  Beacon Hill has targeted April 2006 for completion of the Pre-Feasibility Study.

Environmental and Socio-Economic Studies:  Golder Associates have been hired to complete environmental baseline sampling and data collection at Kremnica.  The baseline study is part of the environmental impact assessment (“EIA”) that is a component of the pre-feasibility studies.  Golder has also been commissioned to conduct the socio-economic study required as part of an EIA.

Vratislav Zone

The Vratislav prospect is an exploration-development target generated by the Company.   The Vratislav target is focused in the area of historic mine workings that host sets of quartz veins located roughly 300 meters north of and along strike with the Sturec deposit vein system.  In January 2004, Tournigan completed four diamond drill holes at Vratislav designed to test the down-dip extension of gold mineralization.  The test drill program totaled 521 meters.  The results indicate continuation of robust ore-grade gold mineralization down-dip of the known zone of gold-silver mineralization.  Management believes Vratislav could add additional tones of higher-grade feed to the proposed Sturec open-pit operation.  Additional exploration is scheduled for Calendar 2006.

Wolf Zone

A total of 341 meters was completed in three diamond drill holes in the Wolf zone.  The Wolf zone of mineralization occurs in an area that extends from 1.5- to-2 kilometers north of and on strike with Sturec and begins roughly 500 meters north of Vratislav.  The program was designed to test the existence and tenor of gold-silver mineralization and extent of historic mine workings beyond the delineated strike extent of known mineralization.  Results from the Company drill program revealed similar thicknesses of somewhat weaker gold and silver mineralization extending 50-to-100 meters beyond the previously delineated zone.  Extensive historic underground mine workings were also encountered, suggesting previous extraction of significant amounts of the higher-grade gold-silver mineralization.

South Ridge Transition Zone

Tournigan has prepared a drill program for South Ridge (adjacent to Sturec) designed to verify the southwest extension of the vein sets on the South Ridge Transition Zone.  Discovery of a significant extension of these vein sets would increase the resource and extend the Sturec open pit to the southwest, and potentially reduce the estimated 1.93:1 stripping ratio.

Kremnica South

At Kremnica South in 2004, the Company started investigating the potential undiscovered existence of another Kremnica-style gold deposit.  Kremnica is postulated to have once contained 5-to-6 million ounces of gold prior to the start of recorded production in the year 1328.  Management believes the area around Kremnica South could host a similar deposit that was hidden from previous explorers by a cap of less-mineralized hydrothermally-altered (strong clay alteration and silicification) rhyolite flows and tuffaceous rocks.

During Fiscal 2005, the Company completed an exploratory diamond-drilling program (2,808 meters in 11 holes) on the Kremnica South prospect, situated three kilometers south and along strike with the Sturec deposit, site of the former Kremnica gold mine.  Kremnica South had not been drill tested until Tournigan initiated its program.

The drilling program led to the discovery of epithermal gold mineralization in two related zones; Certov Vrch and Bartasova Lehotka, located within an area of hydrothermally altered volcanic rocks.  The wide range of pathfinder anomalies in the metallic elements of arsenic, antimony and mercury found in the core samples is considered highly significant as it increases the attractiveness of the project.

The drilling successfully tested for increasing gold concentrations at depth at Certov, providing additional information in the search for a major hydrothermal vent structure at Kremnica South.  Bartosova Lehotka encountered low-level gold values at deeper depths, suggesting that the structure penetrated by drilling is below the potentially gold-enriched target zone.

Considering the size of the area of hydrothermal alteration and surface geochemical anomalies relative to the area actually drill-tested, and in light of the gold-silver mineralization discovered during drilling, Tournigan continues to believe that there is a good probability of higher grade gold-silver zones of significant volume existing in the Kremnica South prospect area.

In March 2005, Tournigan extended its license holdings by an additional 37 square kilometers south of the existing Lutila License at Kremnica South.  The new Vyhne exploration license covers similar geology and hydrothermal alteration that occurs at Kremnica South, and brings Tournigan’s exploration holdings to 123 square kilometers at Kremnica South, in addition to the 12-square-kilometre Kremnica mining license.

Uranium Projects, Slovak Republic

In June 2005, the Company acquired three uranium exploration licenses totaling 99 square kilometers in Eastern Slovakia; the Jahodna, Novoveska Huta, Svabovce and Spissky Stiavnik historic deposits are all hosted on the three licenses.  The uranium projects are situated in areas that have excellent access to electrical, natural gas and rail infrastructure.

Past production from open-pit and underground operations was recorded on the Svabovce, Spissky Stiavnik and Novoveska Huta deposits.  Exploration has not taken place in the districts since 1996 due to previous low uranium prices and the collapse of the Slovak economy

Management of the Company considers the reported exploration potential on all three licenses to be very encouraging and is prioritizing exploration targets on its licenses in anticipation of a 2006 exploration program.  Tournigan is currently collating and compiling the extensive database available from historic exploration, development and mining of these deposits into a digital GIS format.  The Company plans to conduct thorough reviews of exploration targets on each property while completing NI 43-101 compliant technical reports for the Jahodna and Novoveska Huta projects.

Jahodna Project, Slovak Republic

Overview

To enhance the value of its Slovakian uranium assets, in 2005, Tournigan embarked on a program of data verification and mineralization re-estimation beginning at the Jahodna high-grade deposit.  This program sets out current and future milestones to be achieved to move Jahodna to a production decision, beginning with the Data Compilation stage, then progressing to the Updated Mineralization Estimate and Exploration Assessments stages, and finally the Preliminary Assessment stage.

The Data Compilation stage was completed In January and includes compilation and digitization of geologic and topographic maps, drill core and radiometric logs into a GIS format data base. High grade results from Phase 1 confirmatory diamond drilling, as part of a historic drill data verification program, were announced in February 2006. A.C.A. Howe International Limited of London has been commissioned to review the data and issue an NI 43-101 compliant technical report on the project (expected February 2006).

Property Overview

The Jahodna deposit is included in the Cermel exploration license that covers 32 square kilometers.  As all of the historic drill core samples had been utilized during three stages of uranium and molybdenum metallurgical studies conducted between 1992 and 1995, initial Tournigan drilling at Jahodna is focused on confirming the data from the diamond drill holes that define the current historic resource estimate that was calculated in 1996 by the former Slovak state uranium company, Uranovy Prieskum.

Drilling

A four-hole diamond drilling program that began in late September 2005 was completed in December 2005 at Jahodna.  The program was designed to validate historic drill results and confirm that the Jahodna resource estimate completed in 1996 is compatible with an inferred resource as defined by CIM standards.

The Company plans a 4,500-metre step-out exploration drilling program designed to test 3,000 meters of strike extension and across-strike thrust-fault repetitions to follow-up historic exploration drilling that utilized wide spacings and intersected uranium mineralization in the same contact zone along the 3,000-meter trend.

Updated Mineralization Estimate

In September 2005, Tournigan commissioned A.C.A. Howe International Limited, of London, to author an independent technical report that will include the validation of the historic Jahodna uranium mineralization estimate to CIM standards. Tournigan drill data will be used to verify the historic Jahodna geochemical data and radiometric and geological drill logs.  The updated mineralization estimate is now expected to be available by March 2006.

Novoveska Huta Project, Slovak Republic

The Novoveska Huta uranium project is located on the 13-square-kilometer Spisska Nova Ves exploration license, in Eastern Slovakia.  The historic Novoveska Huta uranium district contains a mined out open pit deposit and a mined out underground deposit as well as a historically defined mineralization.

A historical estimate was completed by Uranovy Prieksum, the former state uranium company, using a block-model method, and a cutoff grade of 0.015% uranium.  Historical metallurgical test work reported recoveries similar to Jahodna, with 88% to 90% uranium and 93% to 94% molybdenum.

Uranium-molybdenum mineralization at Novoveska Huta has similar mineralization-style and character to that at Jahodna. Molybdenum and copper are potential by-products.

The extensive database of Novoveska Huta is now being compiled and will be incorporated into a digital GIS database.  A comprehensive review of planned exploration targets will be conducted on completion of the compilation work (January 2006).  An NI 43-101-compliant technical report for the project is also scheduled for completion in 2006.

Curraghinalt Gold Project, Northern Ireland

Project Description

Through a Letter Agreement, during 2004, the Company completed the acquisition of Ulster Minerals Limited (“Ulster”), a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt and Tyrone gold projects located in County Tyrone, Northern Ireland. In settlement, the Company issued 5,000,000 common shares at a recorded fair value of $2,350,000.

Historical Results

Previous exploration on Curraghinalt from the early-mid 1980’s to the early 1990’s included 17,783 meters of drilling, 697 meters of underground development, and 2,856 meters of surface trenching.

Tournigan began its exploration on the property in April 2003 after a field office was opened in Gortin, County Tyrone, Northern Ireland. Work programs completed by Tournigan on the project include compilation and review of the historical data base, underground geologic mapping, structural analysis, soil geochemical surveys, in-fill and step-out drilling, and limited geophysical surveys over the Curraghinalt vein system.

Current Exploration

Prior to the Company’s acquisition of Ulster, exploration on Curraghinalt was conducted under a 11/7/2002 letter agreement with Strongbow Exploration Inc., which owned Northern Ireland exploration licenses including the Curraghinalt gold project.  Field work began on both the Tyrone and Curraghinalt projects in April 2003 after a field office was opened in Gortin, County Tyrone, Northern Ireland and a project manager appointed. Initial work focused on gathering technical data previously generated by former operators from various locations and centralizing the data in the field office.

On the Tyrone project, work during Fiscal 2003 focused on access and logistical issues relative to starting the drilling on the Glenlark prospect.  Towards the end of Fiscal 2003, the Company mobilized two diamond drills to initiate its drill program on the Glenlark prospect.

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

As of mid-January 2005, 4,387 meters of diamond drilling by the Company were completed in 26 drill holes at Curraghinalt.  The 20 in-fill holes drilled to 8/31/2004 are positioned within the boundaries of the various historical mineralization estimates.  The Company continued to develop the exploration potential at Curraghinalt, with planning a new phase of step-out drilling to confirm the continuity of mineralization along strike to the east, as well as shallow drilling of rock and soil gold geochemical anomalies north and northeast of the main Curraghinalt veins.

In early 2005, the Company completed two diamond drill holes totaling 187 meters at a location south of the Curraghinalt deposit in an area known as the Crows Foot – Bend structural zone.  Results from the drilling confirmed the presence of five new parallel veins hosting gold mineralization, three more than identified by the trenching program.  The veins remain open along strike and down dip.  Vein #5 is likely the Bend Vein, which recorded a high-grade intersection near a historic drill hole.  Another new hole, located 60 meters east of the same historic hole also recorded a high-grade intercept of 17.56 g/t gold over 1.32 meters.

Results from deep drill hole CT-26 clearly demonstrated the potential for the Curraghinalt veins to extend much deeper than previously studied.  The most significant high-grade intercept was at the No. 1 vein, 390 metres below surface.  This intercept indicated that high-grade mineralization extends 150% below current resource depth and remains open.   At a grade of 66 g/t gold over 1.32 metres, this intercept is over 4 times the average resource grade and is the thickest interval yet documented on the No. 1 vein, giving Tournigan another opportunity to expand resources by exploring at depth.

Immediately along strike and to the east, another 800 meters of strike extension of the Curraghinalt mineralization veins was identified by wide-spaced diamond drill holes and trench sampling.

As of 8/31/2005, a total of 4,574 meters of diamond drilling had been completed.  As part of this program Tournigan completed 2,998 meters of in-fill drilling, all located within the boundaries of the various historical mineralization estimates. The remaining drilling focused on exploration targets.

Mineralization Estimate

Data for the estimate includes 210 historic diamond drill holes, as well as the Company’s 20 in-fill diamond holes.  The independent mineralization study provided a detailed review of the mineralized vein system with the primary focus on structural analysis, a level of not previously conducted on the deposit, to provide a much higher level of understanding of the deposit. The Company then began to formulate further plans for the exploration and potential advancement of the project.

In January 2005, the Company announced the results of an independent updated independent technical report on Curraghinalt according to NI 43-101 standards, and a gold mineralization estimate of the Curraghinalt deposit, completed by John Tully & Associates.  The mineralization estimate incorporated a detailed review of the mineralized vein system with the primary focus on structural analysis, a level of not previously conducted on the deposit, to provide a much higher level of understanding of the deposit.

The mineralization calculation focused exclusively on the shallow zones that had been comprehensively drill-tested approximately 150 meters below surface, representing less than half of the 1.9-kilometre strike length of the Curraghinalt vein system.

The estimate included recommendations for additional drilling to increase tonnage and additional underground development to upgrade the classification of the mineralization to the CIM Measured and Indicated classifications.  Mr. Tully stated that detailed drilling and underground development delineated the 800-meter strike length of the veins that make up the Curraghinalt mineralization.

Curraghinalt Development Program

The Company believes Curraghinalt has significant potential for growth and has formulated a development schedule for the project, based on Mr. Tully’s recommendations.  The Company’s plan for Curraghinalt is to advance it through all the requisite steps for permitting, building, and operating an underground gold mine, subject to completion and acceptance of satisfactory pre-feasibility and feasibility studies.  The permit approvals will include permission for underground development and bulk-sampling to increasing the current mineralization.

In January 2005, Tournigan reached an agreement in principle (AIP) with the Police Service of Northern Ireland (“PSNI”) regarding the use of advanced, commercially-available, blasting technology at Curraghinalt.  The AIP will permit the Company to use this new technology, both in respect of its present exploration activities and any future mining activities at Curraghinalt.

In June 2005, Tournigan completed design of the underground development work for Curraghinalt.  This development phase is anticipated to move the existing Curraghinalt mineralization to the CIM Measured and Indicated categories.  Prior to initiating exploration development, the Company plans an in-fill diamond drill program on the East Extension target with a view to outlining an Inferred zone of mineralization.  The East Extension target is defined by an 800-metre trend of the Curraghinalt vein system.

As part of feasibility work for Curraghinalt, the underground exploration development will allow for sampling and assaying of material from the veins to provide information for the mineralization database as well as for use in additional metallurgical studies.  Permits will be sought after Tournigan receives the design of necessary surface infrastructure from the selected contractor.

Brehov VMS/Gold/Base Metals Project, Slovak Republic

Project Description

In March 2005, Tournigan acquired a 68-square-kilometre exploration license and entered into a joint venture with GEOTECHNIC-Consulting spol. s.r.o. of Slovakia, on the adjoining 1.8-square-kilometre exploration license that includes the Brehov VMS/base-metals project.  The Brehov joint venture and exploration licenses are located in Eastern Slovakia, 210 kilometres from Kremnica, and cover known precious-metal-rich Volcanic Hosted Massive Sulphide (“VMS”) mineral occurrences that are part of the Tertiary-aged Carpathian Volcanic Arc system.

Current Exploration

Drilling along three drill-fences totaling 210 meters was completed at Brehov during 2005.  The program was designed to test and verify grade and style of precious-metal and base-metal mineralization reported historically by the SGS.  Highlights of the program included: successful testing of area with multiple gold anomalies within SGS trench results; an intercept of 2.5 meters grading 5.8% zinc, 2.4% lead and 9.4 g/t silver; a 600-meter by 300-meter mineralized zone within an 8-kilometer by 6-kilometre caldera structure; validity of historical data and reinforcement of the Kuroko-type VMS geologic model.

Future work proposed for Brehov includes historical data compilation, an airborne EM-Magnetics geophysical survey, and diamond drilling focused at defining the boundaries of mineralization as well as the discovery of thicker, higher-grade VMS mineralization.

Uranium Portfolio in Wyoming, USA

Property Description

In June 2005, the Company entered into an agreement to acquire up to a 100% interest in a portfolio of uranium mineral claims in Wyoming, USA from Sweetwater River Resources LLC (“Sweetwater”).  At the time of acquisition, the portfolio consisted of 243 claims within six groups of federal lode claims totaling 19.7 square kilometers within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts in Wyoming.  A total of five of the six claim groups host drill-documented uranium mineralization, including two reported historical resource estimates.

Acquisition Terms

To earn an 85% interest, the Company made an initial payment of US$140,000 and issued 200,000 common shares. It is also required to make payments totaling US$125,000 until 9/15/2008.  The Company would then have the right to purchase the remaining 15% interest by paying Sweetwater in cash or shares, based on an independent valuation.

Current Exploration

As of 8/15/2005, the number of claims staked has increased to 601 claims covering approximately 48 square kilometers within three prospective-uranium Districts.

The Shirley Basin district was the site of significant historic production, with four uranium mines in operation from 1960 to 1980, and remains prospective for discovery of new uranium deposits.  The Company has staked two areas in the Shirley Basin, the MSB block of 132 claims and the NSB block of 45 claims.  At MSB, company maps and USGS reports indicate approximately three square kilometers of known uranium mineralization.

The Great Divide Basin district hosts one former producing uranium mining operation and more importantly, was the focus of several large exploration programs at the end of the last uranium boom.  Tournigan has staked two areas in the Great Divide Basin: the UT block of 170 claims, and two blocks totaling 81 claims in the Alkali Creek area.  The UT block covers areas of close-spaced drilling by the previous operator.

The claims in the Green River Basin include key portions of a 21-kilometre-long zone, which itself is part of a reported 35-kilometer prospective roll-front type trend of uranium mineralization.  The Company has staked an eight-kilometer trend in the South Pass block with 173 claims.  The claims encompass adjacent areas of close-spaced drilling conducted by previous operators.

Tournigan’s USA team is compiling data and assessing the potential for additional claims along identifiable trends on each claim block.  Other uranium-prospective areas in the western United States are also being investigated. The Company plans drilling and exploration programs, initially targeting areas with reported resources.

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

The Company incurred total costs of $197,843 on its El Salvador projects, including $66,558 during Fiscal 2004.  Costs of $122,476 were incurred on the projects during Fiscal 2003. A gain of $2,157 was recorded on disposition.

Fiscal 2005 Ended 8/31/2005 compared with Fiscal 2004

Performance Highlights – Fiscal 2005

Kremnica Gold Project, Slovakia

a.  Contracted Beacon Hill Consultants to conduct a Pre-feasibility Study on the Kremnica Gold Project.

b.  New resource estimate and NI 43-101 compliant technical report for Sturec by Beacon Hill nearing completion.

c.  Environmental impact and socio-economic studies begun at Kremnica by

    Golder and Associates.

d.  Completed 7,073 meters of diamond and reverse circulation (RC) drilling at

    Sturec, Vratislav and Wolf prospects.

Jahodna Uranium Project, Slovakia

a. Acquired three exploration licenses encompassing four historic uranium deposits (two past producers).

b. An NI 43-101 compliant technical report and modern resource estimate in progress by ACA Howe.

c. Commenced confirmatory drill program; part of the NI 43-101 technical report process.

Curraghinalt Gold Project, Northern Ireland

a.  Completed design of underground development and bulk sample plan, that will provide data to upgrade the current resource to the Measured and

    Indicated categories.

b.  Designed step-out diamond drill program on 800 meters of vein extensions.

c.  Agreed in principle with Police Service of Northern Ireland for use of modern blasting technology for underground.

d.  Published NI 43-101 compliant technical report with new inferred resource estimate.

Wyoming, USA Uranium Claims

a.  Acquired six exploration claim blocks (601 claims) in three major uranium districts in Wyoming, USA - the Shirley Basin, Great Divide Basin, and

    Green River Basin uranium districts.

Other Project Acquisitions

Acquired a large exploration license and entered into a joint venture on the Brehov precious-metal-rich VMS project in eastern Slovakia.  Completed 210 meters of drilling, confirming historic base and precious metal mineralization.

Corporate

a.  Received gross proceeds of $6.1 million by issuing 17.2 million shares

    during Fiscal 2005.   Received an additional $3.9 million and issued 9.0

    million shares subsequent to fiscal yearend; and

b.  Promoted James Walchuck, formerly VP Mining, as President and CEO.

    Appointed Robert Nowell as CFO.

c.  Submitted Form 20-F Registration Statement with the US Securities and

    Exchange Commission, that went effective in July 2005.

Comparison of Financial Results for Fiscal 2005 ended 8/31/2005 to Fiscal 2004

The annual financial results for Fiscal 2005 reflect the Company’s growth over the past two years.  Since Fiscal 2003, assets have increased 726%, mineral property interests and deferred exploration costs have increased 612%, and shareholders’ equity has increased by more than 51-fold.  Since 2003, Tournigan has added gold interests at Curraghinalt (2004), expanded its gold interests in the Slovak Republic with Brehov (2005), and added uranium interests in the Slovak Republic and Wyoming, USA (2005).  The Company also raised net proceeds of $9,419,104 in Fiscal 2004 and $6,012,791 in Fiscal 2005 through equity financings.

The financial results over the past eight quarters are a reflection of the Company’s growth plans to add and develop mineral interests that are primarily funded by equity financings.  Mineral property interests and deferred exploration costs have increased each quarter, resulting from the acquisition of Curraghinalt in the third quarter of Fiscal 2004 for $2,350,701, the Brehov project in the third quarter of Fiscal 2005 for $12,500, and uranium properties in Wyoming, USA, in the fourth quarter of Fiscal 2005 for $65,759.  In addition, the Company has conducted extensive exploration activities on the Curraghinalt and Kremnica gold projects.  Funds for these acquisition and exploration activities as well as operating costs have been provided by equity financings.

During Fiscal 2005, the Company incurred a loss of ($2,877,394), or ($0.05) per share, compared to a loss of ($2,319,019), or ($0.06) per share in Fiscal 2004.

More than 95% of the Company’s operating expenses are generated by head office activities.  As the major mineral interests are located in Northern Ireland and the Slovak Republic, and fundraising is a critical component towards achieving the Company’s plans, Senior Management is frequently traveling.  Total general and administrative expenses of $2,904,838 in Fiscal 2005 increased by $594,017 over Fiscal 2004, primarily due to overall increased operations requiring additional administrative services and support at head office and in field offices.

A major component of consulting fees and salaries was stock-based compensation expense.  The Company recognizes an expense for stock options granted as determined by the Black-Scholes pricing model.  During Fiscal 2005, $421,025 of stock-based compensation expense was recorded compared to $581,500 in the prior year.  Excluding stock-based compensation expense, consulting fees and salaries increased to $681,349 in Fiscal 2005 from $611,388 in 2004.  Costs in 2005 include related party fees of $353,208 (2004 - $355,538), directors’ fees of $88,000 (2004: $127,000), salaries of $96,592 (2004 - $32,428), and other consulting fees of $143,550 (2004 - $96,422).  These increases are directly related to the increase in overall Company activities.

In order to finance the Company’s exploration activities and acquisitions as well as to finance operating costs, investor relations are critical to obtaining new investment capital.  Advertising, promotion, and investor relations costs have increased to $549,347 in Fiscal 2005 from $219,050 in 2004, primarily due to development of a web-based email program in Europe at a cost of $240,819.  Legal and professional fees in Fiscal 2005 totaled $316,091 broken down into legal costs of $150,581 and accounting and audit fees of $165,510.  Total legal and professional costs were $141,081 higher in 2005 than in 2004 due to services required for corporate development in connection with acquisitions and financing activities.

Office expenses increased significantly in Fiscal 2005 by $55,245 to $149,905 compared to $93,660 in 2004.  The main cause for difference were increases in the associated overhead costs with additional staff.  Communications expenses of $94,792 in the current year have increased by $31,050 over 2004 due to increased telephone costs primarily related to travel.  Regulatory fees at $78,866 are higher due to additional corporate filings in connection with share issues and property acquisitions.  Printing costs were higher in 2005 compared to 2004 due to publication of corporate reports and an increase of public relations materials delivered to a larger mailing list.

Exploration properties increased on a net basis by $3,456,552 in Fiscal 2005 compared to $4,735,042 in Fiscal 2004.  The 2004 amount included the Curraghinalt property acquisition agreement recorded at a cost of $2,350,701.  Excluding acquisition costs, additions to exploration properties were $3,377,543 in 2005, an increase of $818,746 over the $2,558,797 recorded in the prior year.  The main reason is an increase of $513,867 in drilling and assay costs, with the major increase of $1,043,346 in drilling programs in Kremnica offset by a reduction of $525,850 at Curraghinalt.  Overall operations on the Company’s properties generally expanded from the previous year with the drilling programs at the Kremnica properties.

At Curraghinalt, $1,274,721 of exploration costs were incurred during Fiscal 2005, a decrease of $615,292 from Fiscal 2004 expenses of $1,890,013.  The primary reason for the reduced Fiscal 2005 costs is the change in focus from drilling and associated charges, to data compilation and permitting work.  While drilling and assay expenses were $525,850 higher in the 2004 period, the Company’s preliminary data compilation and environmental work in anticipation of pre-feasibility studies was reduced by $51,734 in 2005.  Consulting, salaries and geologist expenses in 2005 were $314,227 compared to $515,322 in 2004.  The reduction of $201,095 was due to a reduced number of personnel on the project. Core storage and re-cataloguing expenses in 2005 are the result of building a new core shed and reorganizing the inventory in the shed.

Total expenditures at Kremnica in Fiscal 2005 were $1,922,865 (2004 - $593,547), predominantly comprised of in-fill drilling at Sturec and consulting management fees.  Drilling, assaying, office and field expenses, travel and pre-feasibility study expenses all increased significantly in the year due to the expanded work programs at Kremnica in preparation for a new resource estimate and Pre-feasibility Study.  As part of the expanded programs, additional drillers, geologists and support staff have been hired.  As pre-feasibility work progresses, expenditures are expected to continue to escalate, in particular, consulting expenses.

Cash Flow in Fiscal 2005

During Fiscal 2005, the Company issued common shares to raise $6,012,791 ($2,000,000 of which was received on 9/1/2005) in new financing pursuant to private placements and security conversions; these funds were mainly used to fund mineral property expenditures, to reduce accounts payable, and to fund overhead costs.  Subsequent to the Fiscal 2005 yearend, the Company received gross proceeds of $49,000,150 from private placements, $530,100 from the exercise of options, $17,063 from the exercise of warrants and $712,260 from a settlement of a promissory note.

Additional equity financing will be required to conduct further development work on the Company’s projects and to place any project (if feasible) into production.  While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

Transactions with Related Parties in Fiscal 2005

Transactions with related parties occurred in the normal course of operations.  The following related party transactions were recorded during Fiscal 2005:

(a) fees of $389,958 (2004: $450,475) to related parties, comprised of:

    i) directors’ fees of $58,000 (2004 - $97,000);

    ii) chairman’s fees of $30,000 (2004 - $30,000);

    iii) officers’ fees of $72,000 (2004 - $67,000);

    iv) fees of $35,000 (2004 - $25,000) from companies controlled by officers;

    v) professional fees of $194,958 (2004 - $180,000) from a company controlled by the President;

    vi) professional fees of $nil (2004 - $25,000) from companies controlled by directors; and

    vii) professional fees of $nil (2004 - $26,475) from directors.

(b) Incurred geological consulting fees of $nil (2004 -$18,025) from a director, which was capitalized to exploration properties.

(c) Due to related parties of $100,630 (2004 -$139,128) is comprised of

    $34,849 (2004: $9,000) payable to officers for unpaid consulting fees and

    $65,781 (2004: $127,000) payable to directors for unpaid director fees,

    and $nil (2004:$3,128) payable to the President for expenses incurred.

(d) The Company incurred legal fees of $58,667 (2004: $ 5,000) from a law firm in which a principal is a director.  Accounts payable and accrued expenses includes $11,915 due to the law firm at August 31, 2005 (2004: $nil).

(e) The Company recovered expense reimbursements of $108,756 (2004 -$49,026)

from Sunrise Minerals Ltd. (formerly Lalo Ventures Ltd.) (“Sunrise”), a public company which is related by a common officer and a common director; $61,490 (2004 - $11,843) from Exeter Resource Corporation (“Exeter”), a public company related by a former director and a former officer; and $41,526 (2004- $nil) from Finavera Energy Canada Ltd. (“Finavera”), a private company related by a common director. The reimbursements are recorded as offsets to the underlying expense items.

(f) Due from related parties of $91,255 (2004: $25,702) includes $16,280

    (2004: $20,326) due from Sunrise, $17,628 (2004: $5,376) due from Exeter,

    $44,887 (2004: nil) due from Finavera, and $12,460 (2004: $50,958) due from a director.

Investor Relations – Fiscal 2005 and Fiscal 2004

During Fiscal 2005, the Company carried out an investor relations campaign, primarily directed at investors in Europe, where the majority of the Company’s assets are located.  The Company spent $240,819 on an e-mail promotional program directed at current and potential European investors.  The investor relations team includes The Windward Agency, retained to provide targeted investor relations activities in North America at a rate of US$4,000 per month and Better Investment Group (“B.I.G.”) Communications Inc. of Germany at a rate of $5,000 per month.

In Fiscal 2004, investor relations activities were managed primarily by the President, Damien Reynolds.  During the year, the Company attended several industry trade shows in North America and Europe, and sponsored a number of investor group meetings and presentations.  These activities were an important part of the Company’s achievement of raising $7.2 million from private placements during Fiscal 2004.

In February 2004, the Company entered into an investor relations agreement with B.I.G. Communications Inc. at a rate of $5,000 per month.  The Company also granted B.I.G. Group 150,000 stock options exercisable at $0.35 per share for a period of five years, subject to vesting requirements.  B.I.G. Group is headed by Pascal Geraths, in Frankfurt, Germany.  During the year, Mr. Geraths represented the Company and assisted with its investor relations and promotion in Europe, mainly in Germany.

Off Balance Sheet Transactions as at 8/31/2005

During Fiscal 2005, the Company’s only off balance sheet transaction was an increase in leased space at its head office.  Existing commitments include an office lease, certain exploration commitments, and contingent commitments to: a) issue 5,000,000 common shares if the Company initiates construction of a mine in Northern Ireland,

b) conduct exploration pursuant to its acquisition of the Brehov project in the Slovak Republic, and

c) make annual payments totaling US $125,000 to complete the Company’s acquisition of uranium claims in Wyoming.

Events Subsequent to Fiscal 2005

The following events occurred subsequent to Fiscal 2005 yearend:

(a) 1,390,500 stock options were exercised, for total proceeds of $530,100:

    i)    150,000 common shares at an exercise price of $0.25 per share;

    ii)   400,000 common shares at $0.35 per share; and

    iii)  512,500 common shares at $0.40 per share.

    iv)   328,000 common shares at $0.45 per share.

(b) On 9/1/2005, the Company received $2,000,000 pursuant to a private placement that closed on 8/31/2005.

(c) In September 2005, the Company finalized a definitive option agreement with

    Sweetwater Resources LLC and issued 200,000 common shares at a fair value of

    $87,000 under the agreement.

(d) On 9/8/2005, a non-brokered private placement of 5,000,000 units at $0.40 per unit was completed for gross proceeds of $2,000,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of

    $0.55 per share until 9/8/2007.  The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days.  A finder’s fee of 7% of the gross proceeds ($140,000) was paid to a third party.

(e) 9/21/2005, James Walchuck, former President and Chief Operating Operator of the Company, was appointed President and Chief Executive Officer.

    Damien Reynolds, former Chief Executive Officer of the Company was appointed

    Chairman, replacing Hein Poulus who remains as a director.  Mr. Reynolds was paid a transition allowance of $165,000, equal to one year’s salary, based on the recommendation of an independent consultant.

(f) On 9/21/2005, the Company granted 730,000 stock options exercisable at

    $0.40 per share for a period of five years to directors, employees and consultants.  The options are subject to vesting provisions such that 50%

    were vested on the date of grant and 50% will vest on 9/21/2006.

(g) On 9/30/2005, a non-brokered private placement of 3,500,000 units at $0.50 per unit was completed for gross proceeds of $1,750,000.  Each unit consists of one common share and one-half of a warrant, each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until 3/31/2007.  The Company may require the warrants to be exercised any time after the trading price of the Company’s shares exceeds $1.00 per share for 30 consecutive trading days.  Finders’ fees of

    5% of the gross proceeds raised (75,000 units and $37,500) were paid to third parties.

(h) On 11/11/2005, 1,524,747 unexercised warrants expired and on 11/14/2005,

    5,239,857 unexercised warrants expired.

(i) On 11/30/2005, the Company received US$600,000 in settlement of a

    US$750,000 promissory note.  The Company had provided for doubtful collection of the face value of the note in its financial statements for the year ended 8/31/2001.

(j) On 12/21/2005, the Company announced the staking of 272 federal lode mineral claims covering three uranium-prospective areas in the Southern

    Black Hills of South Dakota, USA.

(k) On 1/25/2006, the Company completed a private placement consisting of

31,207,000 Special Warrants at $1.45 per Special Warrant for gross proceeds of $ 45,250,150. The financing was made on an underwritten basis through a syndicate led by Sprott Securities Inc. and including Dundee Securities Corporation and Canaccord Capital Corporation.  Each Special Warrant will entitle the holder to acquire one common share, subject to adjustment in certain instances, at any time before June 23, 2006. In the event that the Company does not receive a receipt for a prospectus within 90 days following its filing, these Special Warrants will be convertible into 1.1 common share in lieu of 1 common share.  An aggregate commission of 6% was paid to the Underwriters and a total of 936,210 brokers’ warrants were issued to the Underwriters. Each brokers’ warrant is exercisable to purchase one common share at $1.65 per share until February 22, 2008.

Comparison of Financial Results for Fiscal 2004 Ended 8/31/2004 to Fiscal 2003

Performance Summary – Fiscal 2004

The following is a summary of significant events and transactions that occurred during the year ended 8/31/2004:

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

h. completed 861 meters of step-out drilling around the Kremnica project and 2,458 meters of exploration drilling at the Kremnica South prospect after recompilation and interpretation of prior exploration data; and

i. graduated to a Tier 1 issuer listing status on the TSX Venture Exchange.

Financial Summary Fiscal 2004

The Company’s net loss in Fiscal 2004 of ($2,319,019) was mainly comprised of consulting fees and wages of $662,254, travel expenses of $342,598, legal and professional fees of $207,073, and stock-based compensation of $581,500.  All other expenses, totaling $525,594, consisted of investor relations, communications, amortization, interest, office expenses, and regulatory fees.  The net loss for the year was 61% larger than the Fiscal 2003 net loss of ($1,439,167).  With the exclusion of stock-based compensation, the loss was 19% larger than the prior year, due to increased overhead costs resulting from larger premises, and additional employees and senior management personnel.

Of the $662,254 incurred in consulting fees and salaries in 2004, $450,475 is comprised of fees to related parties.  Other consulting fees and salaries were $211,779 (2003 - $263,776).  Consulting fees to related parties include the President, CFO, Executive Vice President, the Board of Directors, and a former director.  In Fiscal 2003, consulting fees to related parties were $149,955.  The increase in related party fees is primarily due to the following items which did not occur in the prior year: a $60,000 bonus granted to the President, Chairman’s fees of $2,500 per month, and directors’ fees of $1,000 per month per director.

Travel expenses were incurred by directors, management and consultants in respect of ongoing exploration activities on the Company’s European mineral property interests, travel required to assist with overseas investor relations activities, and for general corporate purposes.  As exploration activity increased, so did travel requirements.  Professional fees of $207,073 in Fiscal 2004 and $222,113 in Fiscal 2003 were mainly legal in nature and reflected the costs associated with property and corporate agreements, and the general corporate requirements of a public company.

As a result of options granted and agents’ warrants issued in Fiscal 2004, $664,053 was recorded as a credit to contributed surplus. In accordance with the Black-Scholes pricing model, as a result of the exercise of stock options and agents’ warrants during Fiscal 2004, $35,771 was debited to contributed surplus and credited to the value of the options and warrants exercised.

Most components of other expenses in Fiscal 2004 of $525,594 (noted above) recorded increases over 2003.  Specifically, investor relations increased to $136,121 from $72,849 due to a combination of a series of print and Internet campaigns in European trade publications and websites.  During the 2003 and 2004 fiscal years, all other promotional costs were comprised of meetings costs, meals and entertainment.

Financial Summary Fiscal 2003

The Company incurred a net loss of ($1,439,167) (2002 - $102,193) in the year ended 8/31/2003, and a corresponding loss per share of ($0.16) (2002 - $0.03).  The Fiscal 2003 loss was due largely to expenses from sourcing and investigation of mineral properties in several countries and establishment of a foreign office. By the end of the Fiscal year, the Company was actively exploring the mineral potential on properties that were owned or under option agreements.

On July 11, 2003 the Company acquired 100% of the outstanding common shares of Kremnica Gold, a.s., from Argosy Minerals Inc., an Australian publicly listed company.  The principal asset of Kremnica is the Kremnica Gold Project, a mining license of 12 square kilometres, including title to the Kremnica Mine. The mine is not currently in operation.  The purchase price was 500,000. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Cash $ 1,000

Prepaid expenses       1,000

Fixed assets           7,000

Mineral properties   498,000

Accounts payable      (7,000)

Purchase price     $ 500,000

In August 2002, the Company entered into a Memorandum of Understanding with Brett Resources Inc. whereby the Company could acquire a 100% interest in the El Potosi project, and a 60% interest in the Cerro Pedernal project, both of which are in El Salvador. The El Potosi project required staged payments totaling US $1,450,000 over a five-year period. The first two payments of US $25,000 each were paid during the Fiscal 2003. The Cerro Pedernal project required staged exploration expenses totaling US $500,000 over a five-year period, including US $35,000 in the first year. The date of the end of the first year was extended to November 30, 2003. The Company satisfied the requirement by incurring these costs by October 31, 2003. During the year a satellite imagery study of both the El Potosi and Cerro Pedernal projects in El Salvador was initiated.  The results of this study were received and a geologist was hired to conduct field work.

On 11/7/ 2002 the Company entered into a Letter Agreement (“Strongbow Agreement”) with Strongbow Resources Inc. (“Strongbow”) to acquire up to a 100% interest in two prospecting licenses in County Tyrone, Northern Ireland. In February 2003, two formal option agreements were executed with Strongbow. Field work began on both the Tyrone and Curraghinalt projects in April 2003 after a field office was opened in Gortin, Northern Ireland and a Project Manager appointed. Initial work focused on gathering technical data previously generated by former operators from various locations and centralizing the data in the field office in Gortin.

On 7/11/ 2003, the Company completed the acquisition of all the outstanding shares of Kremnica Gold, a.s., a Slovak Republic corporation, from Argosy Minerals Inc., an Australian publicly listed junior mining company. The principal asset of Kremnica is a mining license of 12 square kilometres, including title to the Kremnica Mine, which is not currently in operation. Initial work was focused on a review of existing data, followed by the initiation of both exploration work at the Kremnica gold project as well as an update to a preliminary assessment completed by Argosy in 1998.

During the year ended 8/31/2003, the Company was granted 15 prospecting licenses in the Republic of Ireland, which entitle the Company to prospect for gold, silver and base metals for a six year term.

Consulting fees for Fiscal 2003 were $413,731 (29% of total expenses). This included the establishment of a foreign office, corporate staffing, design services, research services, corporate finance, and directors’ fees. Business investigations of $262,729 (18% of total expenses) were comprised of $114,410 due diligence costs on the Omagh project, Northern Ireland, and $148,319 due diligence costs on the Kremnica project, Slovakia. Travel expenses for the year were $247,178 (17% of total expenses). This primarily involved travel to the Company's various foreign properties for purposes of assessment, exploration and development.  Mineral Properties expenses of $1,339,099 are comprised of several projects.

The Company repaid loans payable of $592,000 in September 2003 using the proceeds of the closing of the first tranche of a private placement which completed in October 2003.

5.C.  Research and development, patents and licenses, etc.

5.D.  Trend information

5.G.  Safe harbor.

    --- No Disclosure Necessary ---

5.E.  Off-Balance Sheet Arrangements

Leased premises:  On 4/1/2004, the Company entered into a five-year-plus-three-month lease agreement for office space. On May 23, 2005, the lease agreement was amended to provide for additional space and to extend the term to June 30, 2010. Annual lease commitments are: $160,100 for 2006, $167,520 for 2007, $167,520 for 2008, and $139,600 for 2009, for an aggregate of $634,740.

Exploration licenses:  The Company holds, or is in the final stages of application for exploration licenses in Northern Ireland, the Republic of Ireland, the Slovak Republic, and Wyoming, USA.  Licenses in each country have the following commitments for exploration expenditures in the 2006 calendar year: Northern Ireland, $721,000; Republic of Ireland, $84,000; and Slovak Republic, $24,000; Wyoming, USA, $nil, and South Dakota, USA, $nil.

Acquisitions:  In connection with the purchase of Ulster, the Company must issue 5,000,000 common shares to Strongbow upon the decision of the Company’s board of directors to initiate construction of a mine within the license area.  The Company must also pay Strongbow 20% of the tax savings from Ulster’s tax loss carry-forwards when utilized.

5.F.  Tabular disclosure of contractual obligations

On 4/1/2004 the Company entered into a five-year-plus-three-month lease agreement for office space.  On May 23, 2005, the lease agreement was amended to provide for additional space and to extend the term to June 30, 2010. Annual lease commitments are:, $160,100 for 2006, $167,520 for 2007, $167,520 for 2008, and $139,600 for 2009, for an aggregate of $634,740.

The Company holds, or is in the final stages of application for, exploration licenses in Northern Ireland, the Republic of Ireland, the Slovak Republic, and Wyoming, USA.  Leases in each country have the following commitments for exploration expenditures for the 2006 calendar year:

  Northern Ireland        $721,000

  Republic of Ireland     $ 84,000

  Slovak Republic         $ 24,000

  Wyoming, USA            $ nil

  South Dakota, USA       $ nil

In connection with the purchase of Ulster, the Company must issue 5,000,000 common shares to Strongbow upon the decision of the Company’s board of directors to initiate construction of a mine.  The Company must also pay Strongbow 20% of the tax savings from Ulster’s tax loss carry-forwards when utilized.

Other than disclosed above, the Company does not have any contractual obligations and commitments as of 1/31/2006 that will require significant cash outlays in the future.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 4

Directors and Senior Management

January 31, 2006

			Date of
			First
			Election or
Name	Position	Age	Appointment

Kent Ausburn (1)	Vice President Exploration	52	November 2003
Peter Bojtos (2)	Director	56	August 2002
Michael J. Hopley (5)	Director	58	April 2002
Nancy La Couvee (3)	Corporate Secretary	46	July 2004
David Montgomery (5)	Director	56	September 2003
Robert Nowell (4)	Chief Financial Officer	59	June 2005
Hein Poulus (2)(6)	Director	58	September 1999
Damien Reynolds (7)	Chairman	37	September 1999
Ronald Shorr (2) (5)	Director	68	June 2002
Garry Stock (8)	Executive Vice President	38	July 2003
James Walchuck (9)	President & CEO/ Director	49	March 2004

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

Nancy La Couvée, Corporate Secretary, is a professional corporate administrator who has been involved in that capacity with mineral exploration companies for 18 years.  She formerly held the office of Corporate Secretary and Corporate Administrator with Exeter Resource Corporation from January 2004 to December 2004.  Previously, she was Corporate Secretary of Olympus Pacific Minerals Inc., Lysander Minerals Corporation and Canden Capital Corp. (now PMI Ventures Ltd.) from 1999 to 2003.  From 1995 until 1999 she was Assistant Corporate Secretary of Black Swan Resources Inc. (now Brazilian Diamonds Inc.) and Office Manager/Controller of that firm from 1993 to 1995.  During the period 1981 to 1991, she was Assistant to the Treasurer and Accountant of Canada Tungsten Inc. (now Aur Resources Inc.).

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

Robert Nowell, Chief Financial Officer, is a Certified General Accountant with more than 30 years experience in senior financial management positions. Bob joined Tournigan in May 2005 and is also Controller for International Bio Recovery Corp., a TSX Venture Exchange company; CFO for Magnum Uranium Corp, a TSX Venture Exchange company; He has also worked for Jenosys Enterprises Inc., a high technology company in the gaming sector from 2001 to 2003; dba Telecom Corporation, a high technology company in the telecommunications sector from 1988 to 2001; and a forest products company for 8 years to 1987.

Hein Poulus, Director, is a businessman and, since 1996, a partner in the Vancouver office of the Stikeman Elliott law firm.   He was Chairman of the Board from September 13, 1999 until September 21, 2005.  His background includes: membership in McAlpine, Poulus and Hordo, a Vancouver law firm (1973 to 1979); senior management positions with Kaiser Resources (1979 to 1980), a publicly-traded producer of metallurgical and thermal coal and oil and gas; and with private Kaiser companies (1980 to 1984) whose activities included coal trading, oil and gas, real estate, and professional football.  He then served as a senior officer of Southeastern Capital Corporation, a Denver-based leveraged buyout group (1984 to 1990) with interests in broadcasting, petroleum product distribution, and environmental laboratories.

From 1991 to 1993, he was an associate in the law firm of McAlpine Hordo and from 1993 to 1996, he was a partner in the law firm of Smith Lyons (1993 to 1996.  Mr. Poulus was born in Djakarta, Indonesia and schooled there and in the Netherlands.  He holds undergraduate and law degrees from the University of British Columbia and an LL.M. from the London School of Economics.

Damien Reynolds, Chairman of the Board/Director, trained as an accountant, has been working in the junior mineral exploration sector, in various capacities, for over fifteen years.  He was President of the Company from September 1999 until May 2005; and was CEO/President from September 13, 1999 until September 21, 2005.  He was He gained industry knowledge through founding, managing, and directorships of public exploration companies.  Prior to joining the Company, he was Comptroller of TOTAL Energold Corporation, a mining and exploration subsidiary of the TOTAL Group of France; thereafter, he was Comptroller for Major General Resources Ltd. (now Commander Resources).  Since October 2003, he has been a Director of Sunrise Minerals Ltd.

(formerly Lalo Ventures Ltd.), a TSX-traded mineral exploration company; and from February 2004 to November 2004, he was President/CEO.

Ronald Shorr, Director, has been involved with researching, development, restructuring, and financing corporations for over 30 years, including operations, acquisitions and fund raising.  He has acted as an adviser and consultant in several large merger transactions/dispositions and assisted in raising hundreds of millions of dollars in public offerings.  Mr. Shorr is a Chartered Financial Analyst (CFA©) and graduated from the University of Michigan (B.A.) and Harvard Business School (M.B.A.), subsequently attending graduate school at the Krumb School of Mines at Columbia University.  He is a member of the Institute of Chartered Financial Analysts, the New York Society of Security Analysts, and authored a chapter for Economics of the Mineral Industry.  Since June 2004, he has been a Director of Maudore Minerals Ltd., a TSX-traded mineral exploration company; and since August 2004, he has been President/CEO/Director.  Since April 2004, he has been a Director of Samba Gold Inc., a TSX-traded mineral exploration company.  Since May 2002, Mr. Shorr has been a Director of Crown Resources Corp., which is being acquired by Kinross Gold Corp.  Previously, working on Wall Street, he was a senior metals analyst: for Bear Stearns, Natwest Bank, E.F.Hutton, and Morgan Stanley Dean Witter.

Garry Stock, Executive Vice President is a Chartered Financial Analyst with eight years experience in investor relations, corporate finance and administration in the junior mineral exploration industry, with specific experience in an international, multi-jurisdictional framework.  He has been Executive Vice President since July 2003 and Interim Chief Financial Officer from November 2004 until June 2005.  He graduated with an Honours Bachelor in Economics from McMaster University in Hamilton, Ontario, and has prior experience both as a stockbroker and as a pension fund consultant.  From March 1996 to November 2002, he was Acting Administrator and Corporate Communications Manager of Argosy Minerals Inc.  Since November 2004, he has been Interim CFO of Sunrise Minerals Ltd. (formerly Lalo Ventures Ltd.), a TSX-traded minerals exploration company.

James Walchuck, President/Chief Executive Officer, is a mining professional with over 25 years of experience in the mining industry.  He was Vice President Mining of the Company from March 2004 until May 2005, when he was appointed President/Chief Operating Officer; he relinquished the COO position and was appointed CEO in September 2005.  The scope of his experience includes work in Canada, Ghana and Tanzania.  From 2002 to March 2004, he was mining consultant.  Mr. Walchuck was the Manager Mining for Barrick at the Bulyanhulu Gold Mine in Tanzania from July 1999 to August 2002; there he oversaw the building of a multi-million-ounce, high-grade underground mine in 24 months and achieved over two million man-hours without a lost-time accident.  Prior to his six-year involvement with Bulyanhulu (first as Senior Project Manager with Sutton Resources then as Manager Mining for Barrick), Mr. Walchuck was Manager of Mining and then Manager - Corporate Operations for Royal Oak Mines.  This was preceded by a five-year term as Chief Mining Engineer for Tarkwa Goldfields in Ghana.  A member of the Professional Engineers of Ontario for 24 years, Mr. Walchuck holds Bachelor Degrees in both Science and Engineering.

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

6.B.  Compensation

Directors’ Cash Compensation

The Company pays each independent director $1,000 per month for their services as directors; in the year ended 8/31/2005, the Company paid/accrued an aggregate of $58,000 in directors’ fees.  The Company compensates the Chairman at a rate of $2,500 per month for his services; during the year ended 8/31/2005, the Company paid/accrued a total of $30,000 to Hein Poulus for his services as Chairman.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

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

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) to all Senior Management during Fiscal 2005 ended 8/31/2005 was $626,408.

Table No. 5 details compensation paid/accrued for Fiscal 2005/2004/2003 ended August 31st for the Senior Management and Directors.

Table No. 5

Summary Compensation Table

Senior Management and Directors

					Long-Term Compensation Awards
		Annual Compensation
Name and				Other		Restricted		All
Principal	Fiscal			Annual	Stock	Options/	LTIP	Other
Position	Year	Salary	Bonus	Comp.	Award/s	SARS (#)	Payouts	Comp.

Damien Reynolds: Chairman (Former President until May 2005, CEO until September 2005)
	2005	$135,000	$59,958	nil	400,000	nil	nil	nil
	2004	$120,000	$60,000	nil	200,000	nil	nil	nil
	2003	$57,000	35,000	nil	250,000	nil	nil	nil

James Walchuck: President & CEO / Director (Former Vice President Mining until May 2005)
	2005	$169,200	nil	nil	250,000	nil	nil	nil
	2004	$125,654	nil	nil	400,000	nil	nil	nil

Kent Ausburn: Vice President Exploration
	2005	$104,000	nil	nil	200,000	nil	nil	nil
	2004	$85,500	nil	nil	150,000	nil	nil	nil
	2003	$90,247	nil	nil	100,000	nil	nil	nil

Garry Stock: Executive Vice President / former Interim Chief Financial Officer
	2005	$72,000	nil	nil	nil	nil	nil	nil
	2004	$67,000	nil	nil	100,000	nil	nil	nil
	2003	$10,000	nil	nil	100,000	nil	nil	nil

Jon Lever: Former Chief Financial Officer
	2005	$15,000	nil	nil	nil	nil	nil	nil
	2004	$25,000	nil	nil	150,000	nil	nil	nil

Bob Nowell, Chief Financial Officer
	2005	$20,000	nil	nil	125,000	nil	nil	nil

Michael Hopley: Director; Former COO; Former CFO
	2005	$nil	nil	$12,000	250,000	nil	nil	nil
	2004	$18,025	nil	$8,000	150,000	nil	nil	$6,475
	2003	$96,117	nil	nil	100,000	nil	nil	nil

Nancy La Couvee: Corporate Secretary
	2005	$51,250	nil	nil	100,000	nil	nil	nil
	2004	$5,000	nil	nil	nil	nil	nil	nil

Paul Simpson: Former Corporate Secretary
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	$nil	nil	nil	30,000	nil	nil	$61,022
	2003	$nil	nil	nil	75,000	nil	nil	$98,465

					Long-Term Compensation Awards
		Annual Compensation
Name and				Other		Restricted		All
Principal	Fiscal			Annual	Stock	Options/	LTIP	Other
Position	Year	Salary	Bonus	Comp.	Award/s	SARS (#)	Payouts	Comp.

Peter Bojtos: Director
	2005	$nil	nil	$12,000	100,000	nil	nil	nil
	2004	$nil	nil	$12,000	50,000	nil	nil	nil
	2003	$nil	nil	$12,000	100,000	nil	nil	nil

David Montgomery: Director
	2005	$nil	nil	$12,000	100,000	nil	nil	nil
	2004	$nil	nil	$11,000	200,000	nil	nil	Nil

Hein Poulus: Director / Former Chairman of the Board until September 2005
	2005	$nil	nil	$30,000	100,000	nil	nil	nil
	2004	$nil	nil	$30,000	100,000	nil	nil	nil
	2003	$nil	nil	nil	200,000	nil	nil	$20,000

Ronald Shorr: Director
	2005	$nil	nil	$12,000	200,000	nil	nil	nil
	2004	$nil	nil	$12,000	50,000	nil	nil	20,000
	2003	$nil	nil	$12,000	100,000	nil	nil	nil

Yale Simpson: Former Director
	2005	$nil	nil	$10,000	100,000	nil	nil	nil
	2004	$nil	nil	$12,000	50,000	nil	nil	$25,000
	2003	$nil	nil	$12,000	100,000	nil	nil	29,200

(2) Other Annual Compensation is directors’ fees. (2) All Other Compensation is consulting fees paid for non-director services.

Compensation Committee Statement on Executive Compensation

As in prior years, all of the judgments regarding executive compensation for Fiscal 2005 were based primarily upon our assessment of each executive officer’s leadership performance and potential to enhance long-term shareowner value.  We rely upon judgment and not upon rigid guidelines or formulas or short-term changes in our stock price in determining the amount and mix of compensation elements for each executive officer.

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

Table No. 6

Stock Option Grants in Fiscal 2005 Ended 8/31/2005

	Number	Percentage	Exercise			Market Value of Securities Underlying Options
	Of	Of Total	Price			On Date
	Options	Options	Per	Grant	Expiration	Of Grant
Name	Granted	Granted	Share	Date	Date	Per Share

Damien Reynolds	100,000	3.32%	$0.45	9/17/2004	9/17/2009	$0.36
Hein Poulus	100,000	3.32%	$0.45	9/17/2004	9/17/2009	$0.36
David Montgomery	100,000	3.32%	$0.45	9/17/2004	9/17/2009	$0.36
Peter Bojtos	100,000	3.32%	$0.45	9/17/2004	9/17/2009	$0.36
Michael Hopley	250,000	8.31%	$0.45	9/17/2004	9/17/2009	$0.36
Ronald Shorr	100,000	3.32%	$0.45	9/17/2004	9/17/2009	$0.36
Yale Simpson	100,000	3.32%	$0.45	9/17/2004	9/17/2009	$0.36
Nancy La Couvée	75,000	2.49%	$0.45	9/17/2004	9/17/2009	$0.36
Employees	160,000	5.32%	$0.45	9/17/2004	9/17/2009	$0.36
Consultants	(1) 950,000	31.56%	$0.45	9/17/2004	9/17/2009	$0.36

Kent Ausburn	100,000	3.32%	$0.45	2/16/2005	2/16/2010	$0.29

James Walchuck	250,000	8.32%	$0.40	6/9/2005	6/9/2010	$0.49
Robert Nowell	100,000	3.32%	$0.40	6/9/2005	6/9/2010	$0.49
Nancy La Couvée	25,000	0.83%	$0.40	6/9/2005	6/9/2010	$0.49

Damien Reynolds	(2) 300,000	9.97%	$0.40	8/31/2005	8/31/2010	$0.38
Kent Ausburn	(2) 100,000	3.32%	$0.40	8/31/2005	8/31/2010	$0.38
Ronald Shorr	(2) 100,000	3.32%	$0.40	8/31/2005	8/31/2010	$0.38

TOTAL	3,010,000	100%

(2) 150,000 options subject to vesting such that 25% vest every three months. (2) 50% vest on date of grant; 50% vest on the first anniversary of grant.

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 649,445 stock options were exercised by Senior Management, Directors and/or employees/consultants; and 50,000 stock options expired unexercised.  No SARs (stock appreciation rights) were granted/exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2005 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 7

Aggregated Stock Options Exercises in Fiscal 2005

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

					(2)
	Number				Value of Unexercised
	Of		Number of		In-the Money
	Shares	(1)	Unexercised Options		Options at Fiscal Yearend/ Exercisable/
	Acquired	Aggregate	At Fiscal Yearend
	On	Value	Exercisable/
Name	Exercise	Realized	Unexercisable		Unexercisable

Paul Simpson	105,000	$23,250	100,000	/ Nil	$Nil	/ $Nil
Damien Reynolds	300,000	$49,000	400,000	/ 150,000	$4,500	/ $Nil
Jon Lever	50,000	$12,500	100,000	/ Nil	$3,000	/ $Nil
Paul Simpson	105,000	$23,250	Nil	/ Nil	$Nil	/ $Nil
Kent Ausburn	Nil	$Nil	300,000	/ 50,000	$14,500	/ $Nil
Nancy La Couvée	Nil	$Nil	100,000	/ Nil	$Nil	/ $Nil
Robert Nowell	Nil	$Nil	100,000	/ Nil	$Nil	/ $Nil
Garry Stock	Nil	$Nil	150,000	/ Nil	$14,500	/ $Nil
James Walchuck	Nil	$Nil	520,000	/ 130,000	$Nil	/ $Nil

Subtotal – Management	455,000	$121,750	1,670,000	330,000	$36,500	/ $Nil

Peter Bojtos	Nil	$Nil	250,000	/ Nil	$14,500	/ $Nil
Michael Hopley	Nil	$Nil	250,000	/ Nil	$Nil	/ $Nil
David Montgomery	Nil	$Nil	300,000	/ Nil	$6,000	/ $Nil
Hein Poulus	Nil	$Nil	400,000	/ Nil	$29,000	/ $Nil
Ronald Shorr	100,000	$24,000	200,000	/ 50,000	$1,500	/ $Nil
Yale Simpson	50,000	$8,500	200,000	/ Nil	$8,000	/ $Nil

Subtotal - Directors	150,000	$37,500	1,600,000	50,000	$59,000	/ $Nil

Consultants	44,445	($1,111)	1,255,555	/ Nil	$20,500	/ $Nil
Employees	Nil	$Nil	330,000	/ Nil	$5,100	/ $Nil

Subtotal – Employees & Consultants	44,445	($1,111)	1,585,555	/ Nil	$25,600	/ $Nil

TOTAL	649,445	$179,250	4,855,555	380,000	$121,100	/ $Nil

(1)

Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.  The closing market price of the Company's shares as at August 31, 2005 (being the last business day of the fiscal year) was $0.38.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Table No. 5, No. 6. No. 7, and No. 9 for information about stock options.

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

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, except Damien Reynolds, who received a bonus of $59,958.  Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 5 and ITEM #7.B.

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

The Board has delegated to the President/Chief Executive Officer, and Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The President/CEO and Senior Management review the Company’s progress in relation to the current operating plan at in-person and telephone-conference Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

Following are the Company’s corporate governance guidelines:

CORPORATE GOVERNANCE PRACTICES
Composition of the Board

The Board consists of a majority of independent directors. Of the seven members of the Board, the only directors who are considered not to be independent are James Walchuck, the Corporation’s President and CEO, and Damien Reynolds, the Corporation’s Chairman, who receives a regular consulting fee.  The independent directors are:  Peter Bojtos, Michael Hopley, David Montgomery, Hein Poulus and Ronald Shorr.

The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Corporation and its subsidiaries.   None of the independent directors is engaged in the day-to-day operations of the Corporation or is a party to any material on-going contracts with the Corporation.  More information about each director can be found in the information circular under the heading “Election of Directors”.

The Chairman of the Board is Damien Reynolds, who is not an independent director.   Hein Poulus is an independent director who acts as “Lead Director” to ensure that the Board's agenda will enable it to successfully carry out its duties.

Directorships	Certain members of the Board hold directorships with other reporting issuers. The following table sets out the name of the each reporting issuer that the Corporation’s Board hold directorships with:
Peter Bojtos

Desert Sun Mining Corp.

Falkland Gold & Minerals Ltd.

Fischer-Watt Gold Co Inc.

Kalimantan Gold Corp Ltd.

Link Mineral Ventures Inc.

Queenstake Resources Ltd.

Sahelian Goldfields Inc.

U.S. Gold Corp.

Vaaldiam Resources Ltd.

	Michael Hopley	Sunridge Gold Corp. Crescent Resources Corp. Neuer Kapital Corp.
	David Montgomery	West 175 Inc.
	Damien Reynolds	Longview Strategies Incorporated Buffalo Gold Ltd. Salmon River Resources Ltd. Sunrise Minerals Ltd. (formerly Lalo Ventures Ltd.)
	Ronald Shorr	Maudore Minerals Ltd. Samba Gold Inc. Crown Resources Corp.

CORPORATE GOVERNANCE PRACTICES
Meetings of Independent Directors

The Board has appointed two Committees; 1) the Audit Committee and 2) the Compensation Committee. Both of these committees are comprised of a majority of independent directors and meet regularly.

Audit Committee

The Audit Committee is chaired by Hein Poulus with Peter Bojtos and Ronald Shorr comprising the remainder of the Committee. All members of this Committee are independent directors and are financially literate.

Compensation Committee

The Compensation Committee is comprised entirely of independent directors. It is comprised of David Montgomery, Ronald Shorr and Michael Hopley. Pursuant to its written charter, the Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of directors and senior management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective director and/or a member of senior management.

CORPORATE GOVERNANCE PRACTICES
Board Mandate

The Board of Directors, either directly or through Committees of the Board, is responsible for the supervision of management of the Corporation with the objective of acting in the best interests of the Corporation. The Board acts in accordance with: the Yukon Business Corporations Act; the Corporation’s articles of incorporation and by-laws; the mandates of the various Board Committees; and other applicable laws and company policies. The Board approves all significant decisions that affect the Corporation and its subsidiaries before they are implemented. The Board supervises their implementation and reviews the results. The Board is actively involved in the Corporation’s strategic planning process. At Board meetings, members of Management regularly meet with the directors to discuss and set out the long term goals of the Corporation and the plans to achieve these goals. The Board is responsible for conducting:

a)

a review of the risks inherent in all of the business activities of the Corporation;

b)

an assessment of the integrity and adequacy of the internal control policies and procedures and  information systems of the Corporation to ensure the Corporation adequately mitigates the risks of its business activities; and

a)

the development of the authorities of senior management and the Board regarding the major business activities of the Corporation to ensure a common understanding of these key authorities including which activities require pre-approval and post approval requirements.

All members of the Audit Committee are independent directors. The Audit Committee is designed such that it has direct communication channels with the Chief Financial Officer and external auditors to discuss and review specific issues as appropriate. The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal control.

Directors may hire outside advisers at the Corporation’s expense, subject to the approval of the Board.

Orientation and Continuing Education

All new directors receive historical public information about the Corporation, the mandates of the Committees of the Board, and other relevant corporate and business information. The directors are also kept informed of securities regulatory matters. Senior management makes regular presentations to the Board on the main areas of the Corporation’s business.

Education opportunities such as seminars and courses are available for all directors in order that they can maintain and augment their skills as directors and to supplement their knowledge of the Corporation’s business.

CORPORATE GOVERNANCE PRACTICES
Code of Business Conduct and Ethics

The Board has adopted a written code of business conduct and ethics applicable to directors, officers and employees of the Corporation.  The code is designed to promote the integrity of the Corporation. Mandated in the code are means of dealing with: conflicts of interest of directors and executive officers, protection and use of corporate assets and business opportunities, confidentiality of corporate information, compliance with laws and regulations, and fairness with shareholders, employees, suppliers, contractors, and competitors.

In the event that a director, officer or employee departs from the code, the Corporation is authorized to file a material change report.

Nomination of Directors

The Board has established a Nominating Committee comprised of Hein Poulus, Ronald Shorr and James Walchuck.  The Nominating Committee is composed of a majority of independent directors (James Walchuck, President & CEO is not independent) who are responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees.

The Board as a whole is responsible for the assessment of current directors on an ongoing basis.

Compensation Committee

A Compensation Committee has been appointed by the Board to oversee compensation matters of executives and directors. Its purpose is to ensure that their forms of compensation realistically reflect the responsibilities and risk Involved in being an effective director and/or a member of senior management. The Committee is comprised entirely of independent directors: David Montgomery, Michael Hopley and Ronald Shorr.

The Compensation Committee has a charter that sets out its purpose, responsibilities, member qualifications and appointment and removal process, structure and operations, and the process for reporting to the Board.

The Committee is responsible for making recommendations to the Board with respect to senior officer and director compensation, incentive-compensation plans and equity-based plans. It also evaluates the CEO’s performance as it relates to the Corporation’s goals and recommends the CEO’s compensation to the Board.

Regular Board Assessments

The Board is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors as it relates to the Board’s mandate and the Corporation’s goals.

The Board is also responsible for the examination of the size of the Board with a view to determining the impact of the number upon effectiveness and to undertake where appropriate, a program to reduce or enlarge the number of directors to a number which facilitates more effective decision-making.

CORPORATE GOVERNANCE PRACTICES
Audit Committee

The Audit Committee has a charter that sets out its mandate and responsibilities, which is set out in this Information Circular as Appendix “B”.

The Audit Committee is chaired by Hein Poulus with Peter Bojtos and Ronald Shorr comprising the remainder of the Committee. All members of this Committee are independent directors and are financially literate.

The Board of Directors delegates its responsibility for oversight of the financial reporting process to the Audit Committee. The role of the Audit Committee includes:

• helping directors meet their responsibilities,

• providing better communication between directors and the external auditors,

• enhancing the independence of the external auditor,

• increasing the credibility and objectivity of financial reports, and

• strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor.

The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal control. Additionally, the Audit Committee is responsible for the review of the annual and interim financial statements. Following this review, the Committee then makes a recommendation to the Board for approval.

The Audit Committee is responsible for managing, on behalf of the shareholders, the relationship between the Corporation and the external auditors. In particular, it is responsible for:

(a)  overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or related work;

(b)  recommending to the Board of directors the nomination and compensation of the external auditors; and

(c)  pre-approval of non-audit services that are then recommended to the Board.

Audit Fees -  the following fees were billed by the Corporation’s auditors in the previous two fiscal years:

2004 - $32,540

2005 - $25,567

All Other Fees –  aggregate other fees billed in each of the last two fiscal years for services provided by the Corporation’s auditor are as follows:

2004 - $43,000

2005 -  $3,700

Disclosure of Exemption – the Corporation relies on exemption of section 6.1 from Multilateral Instrument 52-110, Audit Committees for disclosure of its Audit Committee Policies.

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.

--- No Disclosure Necessary ---

6.C.3.  Board of Directors’ Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are all independent directors: Hein Poulus (Committee Chairman), Peter Bojtos, and Ronald Shorr.  The full Audit Committee met seven times during Fiscal 2005 and has met two times during Fiscal 2006 to date. The Audit Committee charter is included in the Management Information Circular to the annual general meeting to be held on 2/8/2006.

The Compensation Committee is comprised of Michael Hopley, Ronald Shorr and David Montgomery, who superseded Hein Poulus as a member on 10/7/2005. The Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of Directors and Senior Management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective Director and/or a member of Senior Management.  The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options.  In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and progress within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

6.D.  Employees

As of 1/31/2006, the Company had 10 full-time and 10 part-time employees, including the Senior Management.   As of 8/31/2005, the Company had 15 full-time and 10 part-time employees, including the Senior Management.  As of 8/31/2004, the Company had 13 full-time and five part-time employees, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 8 lists, as of 1/31/2006, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  Table No. 8 also includes data on the following companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities: Strongbow Exploration Inc., Sprott Asset Management; Passport Master Fund II LP; and Passport Master Fund LP.

Table No. 8

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

as at 1/31/2006

Title of		Amount and Nature	Percent
Class	Name of Beneficial Owner	Of Beneficial Ownership	Of Class (14)

Common	Damien Reynolds (1)	1,088,900	1.40%
Common	Hein Poulus (2)	937,032	1.20%
Common	Kent Ausburn (3)	728,000	0.94%
Common	Ronald Shorr (4)	440,000	0.57%
Common	Peter Bojtos (4)	587,500	0.76%
Common	Michael J. Hopley (4)	250,000	0.32%
Common	James Walchuck (5)	885,000	1.14%
Common	David Montgomery (6)	300,000	0.39%
Common	Robert Nowell (7)	112,500	0.14%
Common	Garry Stock (8)	253,500	0.33%
Common	Nancy La Couvee (9)	125,000	0.16%
	Directors and Management	5,707,432	7.34%

Common	Strongbow Exploration Inc. (11)	4,000,000	5.14%
Common	Sprott Asset Management (12)	13,109,500	16.85%
Common	Passport Master Fund LP (13)	4,773,600	6.14%

	5% Non-Insider Shareholders	21,883,100	28.13%

	TOTAL	27,590,532	35.47%

(1)    All are held indirectly through Longview Investments Limited,

       a private company controlled by Mr. Reynolds.

(2)    400,000 represent currently exercisable stock options.

(3)    375,000 represent currently exercisable stock options.

(4)    250,000 represent currently exercisable warrants.

(5)    825,000 represent currently exercisable stock options

(6)    300,000 represent currently exercisable stock options.

(7)    112,500 represent currently exercisable stock options.

(8)    162,500 represent currently exercisable stock options.

(9)    125,000 represent currently exercisable stock options.

(10)   1,000,000 shares are subject to a pooling agreement, where release is controlled by Canadian regulatory agencies.

(11)   Kenneth Armstrong is the natural person having voting, investment and dispositive powers.

(12)   John Embry is the natural person having voting, investment and dispositive powers.

(13)   James Cunningham (Portfolio Manager) is the natural person having voting, investment and dispositive powers.

(14)   Based on 77,779,513 common shares outstanding at 1/31/2006 and warrants and stock options held by each beneficial holder exercisable within sixty days.

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

(h) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for one year following the option holder’s death.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been issued and are outstanding as of 1/31/2006, and the number of common shares subject to such options are set forth in Table No. 9, as well as the number of options granted to Directors/Senior Management and all employees as a group.

Table No. 9

Stock Options Outstanding

as at 1/31/2006

	Number of Shares of
	Common Stock	Exercise	Grant	Expiration
Name	Outstanding	Price	Date	Date

Kent Ausburn	150,000	$0.40	9/21/2005	9/21/2010
	100,000	$0.40	8/31/2005	8/31/2010
	100,000	$0.45	3/01/2005	2/16/2010
	50,000	$0.35	1/30/2004	1/30/2009
	100,000	$0.25	10/01/2003	10/01/2008

Peter Bojtos	100,000	$0.45	9/17/2004	9/17/2009
	50,000	$0.35	1/30/2004	1/30/2009
	100,000	$0.25	5/22/2003	5/22/2008

Michael Hopley	250,000	$0.45	9/21/2004	9/17/2009

Nancy La Couvee	50,000	$0.40	9/21/2005	9/21/2010
	25,000	$0.40	6/9/2005	6/9/2010
	75,000	$0.45	9/17/2004	9/17/2009

David Montgomery	100,000	$0.45	9/17/2004	9/17/2009
	200,000	$0.35	1/30/2004	1/30/2004

Robert Nowell	25,000	$0.40	9/21/2005	9/21/2010
	100,000	$0.40	6/9/2005	6/9/2010

Hein Poulus	100,000	$0.45	9/17/2004	9/17/2009
	100,000	$0.35	1/30/2004	1/30/2004
	200,000	$0.25	6/12/2003	6/12/2008

Damien Reynolds	Nil

Ronald Shorr	100,000	$0.40	8/31/2005	8/31/2010
	100,000	$0.45	9/17/2004	9/17/2009
	50,000	$0.35	1/30/2004	1/30/2009

Garry Stock	25,000	$0.40	9/21/2005	9/21/2010
	50,000	$0.35	1/30/2004	1/30/2009
	50,000	$0.25	10/01/2003	1/30/2009
	50,000	$0.25	5/22/2003	5/22/2008

James Walchuck	350,000	$0.40	9/21/2005	9/21/2010
	250,000	$0.40	6/9/2005	6/9/2010
	400,000	$0.50	4/02/2004	4/02/2009
Sub-total Management and Directors	3,400,000
Sub-total Employees and Consultants	1,087,555
TOTAL	4,487,500

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 8.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders direct/indirect holdings of common shares.

	Shares Owned	Shares Owned	Shares Owned
	8/31/2005	8/31/2004	8/31/2003

Sprott Asset Management	10,000,000	Nil	Nil
RAB Special Situations LP	Unknown	4,822,222	2,600,000
RAB Europe Fund Ltd.	Unknown	4,400,000	2,400,000
Strongbow Exploration Inc.	4,000,000	5,000,000	Nil
Passport Master Fund LP	1,647,500	1,948,000	Nil
Passport Master Fund II LP	1,338,048	1,346,996	Nil

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 1/31/2006, the Company’s shareholders’ list showed 77,779,513 common shares outstanding, with 1,052 registered shareholders.  884 of these shareholders were U.S. residents, holding 9,328,584 common shares (representing about 12% of the issued/outstanding shares); 161 registered shareholders were resident in Canada, holding 68,227,947 common shares (representing about 88%; and 7 registered shareholders were resident in other countries, holding 222,982 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has about 1,300 “holders of record” in Canada, holding approximately 88% of the outstanding shares of the Company, and  over 2,400 beneficial owners that own 100% of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

Payments to Directors for Outside Services		FY2005	FY2004	FY2003

Ronald Shorr	Financial Consulting	$nil	$20,000	$nil
Michael Hopley	Geological Consulting	$nil	$18,025	$38,661
Yale Simpson (1)	Professional Consulting	$nil	$25,000	$29,200
Hein Poulus (2)	Legal Consulting	$nil	$30,000	$20,000

(1)  Paid indirectly: Canaust Resource Consultants, controlled by Mr. Simpson.

(2)  Paid indirectly: Ceres Enterprises Inc., controlled by Mr. Poulus.

Loan to Former President, Damien Reynolds

The Company entered into a loan agreement with the President on 5/24/2004, in the amount of $70,000.  The loan was non-interest bearing, secured by a promissory note and repayable by May 25, 2005. As at 8/31/2004, $19,042 had been repaid.  The loan was re-paid in full by the due date of May 25, 2005.

President’s Compensation Paid Indirectly

During FY2005/FY2004/FY2003, Damien Reynolds’ compensation as President/CEO was paid indirectly to Research and Resource Capital Group, a company controlled by Mr. Reynolds.

Legal Fees Paid to Former Corporate Secretary, Paul Simpson

During FY2005/FY2004/FY2003, $17,647, $61,022, and $98,465, respectively, was paid for legal services to Armstrong Simpson, LLP, Barristers & Solicitors, a law firm of which Mr. Simpson was a principal.

Rent/Office Expense Reimbursement to Related Companies

During FY2005/FY2004/FY2003, the Company recovered expense reimbursements of $108,756, $49,026, and $nil from Sunrise Minerals Ltd. (formerly Lalo Ventures Ltd.) (“Sunrise”), a public company related by certain common officers, (Jon Lever, Damien Reynolds, and Garry Stock).  During FY2005/FY2004/FY2003, the Company recovered expense reimbursements of $61,490, $11,843, $nil, and $nil from Exeter Resource Corporation, a public company related by certain common officers, (Yale Simpson and Nancy La Couvee). During FY2005/FY2004/FY2003, the Company recovered expense reimbursements of $41,526, $nil, and $nil from Finavera Energy Canada Ltd., a public company related by a common director (Damien Reynolds).

Legal fees Incurred

During FY2005/FY2004/FY2003, the Company incurred legal fees of $58,667, $5,000, $nil from a law firm in which a principal is a director.

Due to Related Parties

At 8/31/2005 and 8/31/2004, $100,630 and $139,128, respectively, was due to related parties, comprised of: $100,630 (2004 = $136,000) payable to directors/officers for unpaid consulting fees, $nil (2004 = $3,128 payable to the President for expenses incurred, and legal fees of $11,915 (2004 = $nil) payable to a law firm where a principal is a director.

Due From Related Parties

At 8/31/2005 and 8/31/2004, $91,255 and $25,702, was due from related parties, comprised of: $16,280 and $20,326 from Sunrise, $17,628 and $5,376 from Exeter Resource Corporation, and $nil and $2,961 from Michael Hopley, $44,887 and $400 from Finavera Ltd., and $12,459 and $nil from Damien Reynolds.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 8/31/2002, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements:

For Fiscal 2005/2004/2003 Ended August 31st

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

The Company’s common shares began trading on the Berlin-Bremen-Stock Exchange on 4/4/2003, with the trading symbol of “TGP”.  Total volume through 2/28/2005 was 9,521,625.  Prices ranged from euro$0.13 to euro$0.72; the closing price on 12/31/2005 was euro$0.72.

The Company’s common shares began trading on the Frankfurt Stock Exchange on 5/22/2003, with the trading symbol of “TGP”.  Total volume through 2/28/2005 was 346,583,678.  Prices ranged from euro$0.12 to euro$0.65; the closing price on 12/31/2005 was euro$0.65.

Publicly available historical trading information on the German exchanges is thought to be unreliable - the Company is investigating subscriptions for stock trading reports as alternatives.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last nine fiscal quarters; and the last five fiscal years.  Prices and volume adjusted for 1:10 stock consolidation effective 3/26/2001.

Table No. 10

TSX Venture Exchange

Common Shares Trading Activity

		- Sales-
Period		Canadian Dollars
Ended	Volume	High	Low	Closing
Monthly
1/31/2006	22,584,741	$1.84	$0.85	$1.65
12/31/2005	4,920,761	0.96	0.55	0.93
11/30/2005	3,511,222	0.70	0.49	0.60
10/31/2005	4,809,883	0.72	0.50	0.50
9/30/2005	13,561,212	0.66	0.39	0.61
8/31/2005	1,605,582	0.46	0.34	0.38
Quarterly
11/30/2005	21,882,317	$0.72	$0.39	$0.60

8/31/2005	15,642,432	$0.54	$0.58	$0.38
5/31/2005	4,059,617	0.32	0.19	0.32
2/28/2005	5,875,969	0.42	0.28	0.29
11/30/2004	6,572,612	0.53	0.30	0.38

8/31/2004	3,030,384	$0.53	$0.33	$0.30
5/31/2004	8,998,268	0.58	0.33	0.49
2/29/2004	12,863,330	0.73	0.40	0.50
11/30/2003	10,189,226	0.55	0.25	0.47
Yearly
8/31/2005	32,150,768	$0.54	$0.19	$0.38
8/31/2004	34,949,358	0.73	0.25	0.30
8/31/2003	6,609,969	0.41	0.20	0.29
8/31/2002	457,025	0.35	0.03	0.30
8/31/2001	286,473	0.60	0.22	0.13

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

l.  Voluntary liquidation or dissolution.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM #6E. and Tables Nos. 5, 6, and 7 for additional information.

Warrants

Table No. 11 lists, as of 1/31/2006, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  There were 11 holders of the 6,787,500 share purchase warrants, 9 of whom were resident in Canada, 2 international holders, and none who were resident in the United States.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 11

Share Purchase Warrants Outstanding

	Number of	Number of
	Share	Share			Expiration
	Purchase	Purchase			Date of
Effective	Warrants	Warrants			Share
Date of	Originally	Still			Purchase
Issuance	Issued	Outstanding	Year #1	Year #2	Warrants

8/31/2005	2,500,000	2,500,000	$0.55	$0.55	8/31/2007
9/8/2005	2,500,000	2,500,000	$0.55	$0.55	9/8/2007
9/30/2005	1,787,500	1,787,500	$0.65	$0.65	3/31/2007
	6,787,500	6,787,500

The Company may require any of these warrants to be exercised any time after the average trading price of its shares exceeds $1.00 per share for 30 consecutive trading days.

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

All of the 375,000 pre-consolidation common shares issued prior to the initial public offering of the Company were deposited with Montreal Trust Company (now ComputerShare Trust Company of Canada) pursuant to an escrow agreement dated 3/6/1992 (the “Escrow Agreement”).  The Escrow Agreement requires the written consent of the TSX Venture Exchange for the shares to be released from escrow.  During Fiscal 1997, 281,250 of these pre-consolidation shares were released and the shares are held by Andy Edmun Daem and John Hembling.  As of 1/31/2006, the remaining 9,375 post-consolidation shares were still held in escrow by Computershare Investor Services Inc.

Pooled Shares

Pursuant to the acquisition of Ulster Minerals Limited that was completed on 12/16/2004, 5,000,000 shares that were delivered to Strongbow are subject to a pooling agreement such that 4,000,000 shares can be freely traded and a further 1,000,000 shares become free trading on April 30, 2006.

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

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.B.  Memorandum and Articles of Association

10.C.  Material Contracts

   --- Not Applicable ---

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

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The U.S. Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 8/31/2004 or 8/31/2005 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

10.G.  Statement by Experts

10.H.  Documents on Display

   --- No Disclosure Necessary ---

10.I.  Subsidiaries

The Company’s subsidiaries are:

Kremnica Gold, a.s.

Ludovika Holding, s.r.o.

Dalradian Gold Limited

Ulster Minerals Limited

Tournigan Resources Ukraine Ltd.

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

At the end of Fiscal year ended 8/31/2005 (the “Evaluation Date”), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act).  Based upon that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.  The Company’s management’s, including its Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are designed and are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s Fiscal Year Ended August 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16.  RESERVED

ITEM 16A.  Audit Committee and Financial Expert

The Company’s Audit Committee consists of three unrelated directors, all of whom are financially literate and very knowledgeable about the Company’s affairs.  Ronald Shorr is the “audit committee’s financial expert”. He is a Chartered Financial Analyst (CFA©) and graduate from the University of Michigan (B.A.) and Harvard Business School (M.B.A.), and subsequently attended graduate school at the Krumb School of Mines at Columbia University.  He is a member of the Institute of Chartered Financial Analysts, the New York Society of Security Analysts, and authored a chapter for Economics of the Mineral Industry.

ITEM 16B.  Code of Business Conduct and Ethics

The Company has adopted a written code of business conduct and ethics applicable to directors, officers and employees of the Company.  The code is designed to promote the integrity of the Company.  Mandated in the code are means of dealing with: conflicts of interest of directors and executive officers, protection and use of corporate assets and business opportunities, confidentiality of corporate information, compliance with laws and regulations, and fairness with shareholders, employees, suppliers, contractors, and competitors.

In the event that a director, officer or employee departs from the code, the Company is authorized to file a material change report.

Item 16C. Principal Accounting Fees and Services

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy and procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the United States Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Bedford Curry & Co., including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Bedford Curry & Co. for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Bedford Curry & Co. (now Manning Elliott, LLP) to the Company were:

______________________________________________________________________________

Fiscal Year ended December 31, 2005 and 2004                   Fiscal   Fiscal

Principal Accountant Fees and Services                           2005     2004

------------------------------------------------------------------------------

Audit Fees                                                    $45,713  $25,567

Audit Related Fees                                                  0        0

Tax Fees                                                        6,400       $0

All Other Fees (1)                                            $17,454    3,700

Total                                                         $75,540  $29,267

______________________________________________________________________________

(1)  Related to U.S. financial disclosure reviews and income tax matters.

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

--- No Disclosure Necessary ---

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

--- No Disclosure Necessary ---

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

Audited Financial Statements

 Auditor's Report, dated 11/30/2005

 Consolidated Balance Sheets at 8/31/2005, 8/31/2004, and 8/31/2003

 Consolidated Statements of Operations and Deficit

  for the years ended 8/31/2005, 8/31/2004, and 8/31/2003

 Consolidated Statements of Cash Flows

  for the years ended 8/31/2005, 8/31/2004, and 8/31/2003

 Consolidated Statements of Shareholders’ Equity

  for the years ended 8/31/2005, 8/31/2004, and 8/31/2003

 Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                                             Page

1. Articles of Incorporation/Bylaws as currently in effect:

   ---Incorporated by reference to Registration Statement (as amended)

      and Form 6-K’s ---

2.  Instruments defining the rights of holders of equity or

      debt securities being registered.

    --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

    ---Incorporated by reference to Registration Statement (as amended)

      and Form 6-K’s ---

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries

    ---Incorporated by reference to Registration Statement (as amended)

      and Form 6-K’s ---

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16B

     ---Incorporated by reference to Registration Statement (as amended)

      and Form 6-K’s ---

12.1. Certifications required by Rule 13a-14(a) or Rule 15d-14(a)             131

12.2. Certifications required by Rule 13a-14(a) or Rule 15d-14(a)              132

13.1. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

      Section 1350 of Chapter 63 of Title 18 of the United States Code         133

13.2. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code          134

14.  Legal Opinion required by Instruction 3 of ITEM 7B: No Disclosure Necessary

15.  Additional Exhibits:

     Incorporated by reference to Registration Statement (as amended)

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

For the Years Ended August 31, 2005, 2004 and 2003

AUDITORS' REPORT

To the Shareholders of Tournigan Gold Corporation

We have audited the consolidated balance sheets of Tournigan Gold Corporation as at August 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, British Columbia

November 30, 2005

CHARTERED ACCOUNTANTS

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	August 31,	August 31,	August 31,
	2005	2004	2003

ASSETS

Current
Cash and cash equivalents	$ 1,647,216	3,790,091	197,348
Subscriptions receivable (note 11)	2,000,000	-	-
Other receivables	62,583	64,634	56,838
Marketable securities (note 3 )	30,000	-	-
Prepaid expenses and deposits	62,762	70,453	43,707
Loan receivable (note 4)	-	50,958	-

Total Current Assets	3,802,561	3,976,136	297,893

Due from related parties (note 5)	91,255	29,063	-

Exploration properties (note 7)	9,530,693	6,074,141	1,339,099

Long term investments (note 8)	200,000	200,000	-

Property and equipment (note 9)	121,940	113,515	27,941

TOTAL ASSETS	$ 13,746,449	10,392,855	1,664,933

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current
Accounts payable and accrued expenses	$ 459,034	581,928	692,856
Due to related parties (note 5)	100,630	139,128	124,991
Loans payable (note 10)	-	-	592,000

Total Current Liabilities	559,664	721,056	1,409,847

Stockholders’ equity
Common stock (note 11)	46,559,522	40,533,481	28,746,977
Additional paid-in capital	1,013,021	646,682	18,400
Special warrants	-	-	629,054
Share subscriptions	-	-	50,000
Accumulated deficit prior to the exploration stage	(27,750,178)	(27,750,178)	(27,750,178)
Accumulated deficit during the exploration stage	(6,635,580)	(3,758,186)	(1,439,167)
Total Stockholders’ Equity	13,186,785	9,671,799	255,086

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 13,746,449	10,392,855	1,664,933

On behalf of the Board:

“ Hein Poulus”	“James Walchuck”
Director	Director

 The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003

OPERATING EXPENSES

Consulting fees and salaries	$ 1,102,374	1,192,888 1,192,888	413,731
Advertising, promotion, and investor relations	549,347	219,050	72,849
Travel	364,607	342,598	247,178
Legal and professional fees	316,091	175,010	222,113
Office expenses	148,905	93,660	54,022
Communications	94,792	63,742	36,801
Regulatory fees	78,866	55,455	39,909
Printing	75,782	34,922	29,341
Rent	53,128	22,830	36,132
Interest and bank charges	47,724	12,206	24,665
Property investigations	41,762	18,741	262,729
Amortization	31,460	17,219	3,527
Financing fees	-	62,500	-
Commissions	-	-	9,100

Loss from Operations	(2,904,838)	(2,310,821)	(1,452,097)

OTHER ITEMS

Interest income	64,749	27,250	4,881
Foreign exchange gain (loss)	(14,805)	(22,965)	8,049
Write-down of marketable securities	(22,500)	-	-
Gain on write-down of accounts payable	-	21,058	-
Gain on sale of exploration properties	-	2,157	-
Write-off of exploration property	-	(420)	-
B.C. Capital Tax	-	(35,278)	-

	27,444	(8,198)	12,930

Net loss	(2,877,394)	(2,319,019)	(1,439,167)

Deficit, beginning of year	(31,508,364)	(29,189,345)	(27,750,178)

Deficit, end of year	$ (34,385,758)	(31,508,364)	(29,189,345)
Basic and diluted loss per share	$ (0.05)	(0.06)	(0.16)
Weighted average number of issued shares	59,225,546	35,707,931	9,186,184

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (2,877,394)	(2,319,019)	(1,439,167)
Items not affecting cash:
Stock-based compensation	421,025	581,500	-
Amortization	31,460	17,219	3,527
Write-down of marketable securities	22,500	-	-
Financing fee	-	62,500	-
Write-off of exploration property	-	420	-
Gain on sale of exploration properties	-	(2,157)	-
Gain on write-down of accounts payable	-	(21,058)	-

Changes in non-cash working capital items:
Decrease (increase) in other receivables	2,051	(7,796)	(52,744)
Decrease (increase) in prepaid expenses and deposits	7,691	(26,746)	(37,707)
Decrease (increase) in loan receivable	50,958	(50,958)	-
Increase (decrease) in accounts payable and accrued expenses	(122,894)	(89,870)	530,877
Net cash used by operating activities	(2,464,603)	(1,855,965)	(995,214)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration property expenditures	(3,443,302)	(2,565,905)	(832,290)
Purchase of marketable securities	(52,500)	-	-
Purchase of property and equipment	(39,884)	(102,793)	(24,468)
Business acquisition	-	-	(500,000)
Cash from business acquisition	-	-	1,000
Net cash used by investing activities	(3,535,686)	(2,668,698)	(1,355,758)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in common stock	3,958,104	8,724,332	1,223,048
Advances from (to) related parties	(100,690)	(14,926)	75,879
Increase (decrease) in loans payable	-	(592,000)	527,215
Issuance of special warrants	-	-	629,054
Increase in share subscriptions	-	-	35,000
Net cash provided by financing activities	3,857,414	8,117,406	2,490,196
Increase (decrease) in cash and cash equivalents during the year	(2,142,875)	3,592,743	139,224
Cash and cash equivalents, beginning of year	3,790,091	197,348	58,124
Cash and cash equivalents, end of year	$ 1,647,216	3,790,091	197,348

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

Consolidated Statements of Stockholders’ Equity

(Expressed in Canadian Dollars)

For the years ended August 31, 2005, 2004, and 2003

	Common Stock	Additional Paid-		Share	Total Accumulated
	Shares	Amount	In Capital	Subscriptions	Deficit	Total
Balance at September 1, 2002	6,898,058	$27,523,929	$ 18,400	$ 15,000	$(27,750,178)	$(192,849)
Common stock issued for cash at $0.10 per share	1,000,000	100,000	-	-	-
Common stock issued for cash at $0.25 per share	5,000,000	1,250,000	-	-	-
Common stock issued for finder’s fee at $0.25 per share	150,000	-	-	-	-
Share subscriptions	-	-	-	664,054	-
Share issue costs	-	(126,952)	-	-	-
Net loss	-	-	-	-	(1,439,167)
Balance, August 31, 2003	13,048,058	28,746,977	18,400	679,054	(29,189,345)	255,086

Common stock issued for cash – conversion of special warrants at $0.15 per share	4,410,000	629,054	-	(629,054)	-
Common stock issued for finder’s fee at $0.15 per share	114,000	17,100	-	-	-
Common stock issued as financing fee at $0.25 per share	250,000	62,500	-	-	-
Common stock issued for cash private placement at $0.25 per share	10,295,000	2,573,750	-	-	-
Common stock issued for cash stock options exercised	825,000	239,800	(35,771)	(50,000)	-
Common stock issued for cash warrants exercised	5,974,873	1,910,540	-	-	-
Common stock issued for cash private placement at $0.45	10,276,112	4,624,248	-	-	-
Common stock issued for agent’s fee at $0.45 per share	203,610	-	-	-	-
Common stock issued for exploration property at $0.29 per share	60,000	17,400	-	-	-
Common stock issued for exploration property at $0.47 per share	5,000,000	2,350,000	-	-	-
Share issue costs	-	(637,888)	-	-	-
Stock-based compensation	-	-	664,053	-	-
Net loss	-	-	-	-	(2,319,019)
Balance, August 31, 2004	50,456,653	40,533,481	646,682	-	(31,508,364)	9,671,799
Common stock issued for cash – private placement at $0.40 per share	10,000,000	4,000,000	-	-	-
Common stock issued for agent’s fee at $0.40 per share	100,000	-	-	-	-
Common stock issued for cash – stock options exercised	649,445	215,812	(36,561)	-	-
Common stock issued for cash – warrants exercised	5,945,415	1,729,479	-	-	-
Common stock issued for cash – agent’s warrant exercised	625,000	187,500	(18,125)	-	-
Shares issued for exploration properties	50,000	13,250	-	-	-
Share issue costs	-	(120,000)	-	-	-
Stock-based compensation	-	-	421,025	-	-
Net loss	-	-	-	-	(2,877,394)
Balance, August 31, 2005	67,826,513	$46,559,522	$ 1,013,021	$ -	$(34,385,758)	$13,186,785

The accompanying notes are an integral part of these consolidated financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

1.  NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation ("the Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. On December 3, 2002, the Company continued its incorporating jurisdiction from British Columbia, Canada to Yukon, Canada and changed its name from Tournigan Ventures Corporation to Tournigan Gold Corporation.

The Company's principal business activity is the sourcing, exploration and development of mineral properties. At August 31, 2005, the Company had working capital (deficiency) of $3,242,897 (2004 - $3,255,080; 2003 - $1,111,954)) and incurred a loss of $ 2,877,394 (2004 - $2,319,019; 2003 - $1,439,167) for the year then ended. The Company's ability to continue its operations and to realize its assets at their carrying values is dependent upon the continued support of its stockholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents - Cash and cash equivalents consist of cash and investments in money market instruments with a term to maturity of 180 days or less.

Marketable securities – Marketable securities are recorded at the lower of cost and market.

Exploration properties - The Company accounts for exploration properties in accordance with the Canadian Institute of Chartered Accountants (“CICA”) handbook section 3061 – “Property, plant and equipment” and abstract EIC-126 of the Emerging Issues Committee (“EIC-126”).  CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment.  EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Exploration property costs include initial acquisition costs and related option payments, which are recorded when paid.  Property option payments receivable by the Company are credited against exploration property costs when received.  Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recoverable.  EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.  However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

2.  SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Environmental protection and reclamation costs -The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future rehabilitation and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not entirely predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.  Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against statements of earnings as incurred or capitalized and amortized depending upon their future economic benefits.  The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration.  Estimated future rehabilitation and site restoration costs are considered minimal.

Long term investments – Long term investments are carried at cost. The Company periodically reviews the carrying value of its investments, and when a decline in the value of an investment is determined to be other than temporary, the investment is written down accordingly.

Property and equipment - Property and equipment are recorded at cost and are amortized over their estimated useful lives as follows:

Computer and electronic equipment	30% declining balance basis
Office and field equipment	20% declining balance basis
Software	50% declining balance basis
Leasehold improvements	over the term of the lease

In the year of acquisition, the Company records amortization at 50% of the annual amortization.

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

Stock-based compensation - The Company has a stock option plan which is described in Note 12. On September 1, 2003, the Company prospectively adopted the revised recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".  Under these recommendations, the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options beginning with its fiscal year ended August 31, 2003, and recognizes an expense for options granted on or after September 1, 2003.  The Company also records stock-based compensation in respect of agents’ warrants issued in connection with common share placements, and includes the fair value thereof in share issuance costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant and of each warrant on the date of issue.  On the exercise of stock options and warrants, common stock is credited for consideration received, and for fair value amounts previously credited to additional paid-in capital.  The effect of the adoption of these recommendations is described in notes 11 and 12.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

2.  SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Translation of foreign currencies - The Company’s consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities in foreign currencies are translated at the prevailing rates of exchange at the balance sheet date. Revenues and expenses are translated at the rates of exchange in effect on the dates of the related transactions.  Non-monetary assets and liabilities are translated at the historic rates in effect when the assets were acquired or liabilities incurred.  Exchange gains and losses arising on translation are included in determining current earnings.

Earnings per share - The Company uses the "treasury stock method" in computing earnings per share.  Under this method, basic loss per share is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the year.

For the years ended August 31, 2005, 2004, and 2003, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis.  As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

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

Financial instruments - The Company's financial instruments consist of cash and cash equivalents, subscription receivable, other receivables, marketable securities, amounts due from related parties, long term investments, accounts payable and accrued expenses, and amounts due to related parties. Amounts due from and due to related parties are non-interest bearing. The carrying values of current assets and current liabilities approximate their fair value due to their short maturities.

The Company is exposed to currency risks to the extant that certain of its cash and cash equivalents are denominated in U.K. pounds sterling and Slovakian korunas. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values, except where separately disclosed.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses for the period.  The more significant areas requiring the use of estimates include exploration properties, amortization, income taxes, and stock-based compensation. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

Asset retirement obligations - On September 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations." This standard requires liability recognition for retirement obligations associated with the Company's exploration properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as exploration properties. This change in accounting policy has no effect on the Company's prior or current financial statements.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

3.   MARKETABLE SECURITIES

On January 20, 2005, the Company acquired 150,000 common shares of Lalo Ventures Ltd. at a cost of $0.35 per share. The shares were acquired for short term investment purposes. The market value of the shares on August 31, 2005 was $30,000.

4.  LOAN RECEIVABLE

The loan receivable at August 31, 2004 was due from a director.

5.  DUE FROM (TO) RELATED PARTIES

Amounts due from (to) directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment.

6.   BUSINESS COMBINATIONS

Slovakia- On July 11, 2003, the Company completed the acquisition of all the outstanding shares of Kremnica Gold, a.s. (“Kremnica”), a Slovak Republic corporation, from Argosy Minerals Inc., an Australian publicly listed mining company. The purchase price was $500,000. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Cash	$ 1,000
Prepaid expenses	1,000
Fixed assets	7,000
Mineral properties	498,000
Accounts payable	(7,000)

Purchase price	$ 500,000

Northern Ireland - On February 12, 2004, the Company signed a letter of intent with Strongbow Exploration Inc. (“Strongbow”) to acquire Strongbow’s wholly-owned subsidiary, Ulster Minerals Limited (“Ulster”), a Northern Ireland corporation which owns the exploration licenses covering the Curraghinalt and Tyrone gold projects in County Tyrone, Northern Ireland. The letter specifies that the Company issue 5,000,000 common shares to Strongbow upon completion of a definitive agreement, and 5,000,000 common shares upon the decision of the Company’s Board to initiate construction of a mine. The Company must also pay Strongbow 20% of the tax savings from Ulster’s tax loss carryforwards when utilized. The tax loss carryforwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects. Ulster had no assets other than mineral properties and no liabilities on the acquisition date. The purchase price in the business combination has therefore been allocated entirely to the Company’s mineral properties.

On April 30, 2004, the Company issued 5,000,000 common shares pending final closing of the acquisition, and recorded the fair value of $2,350,000 as an addition to mineral properties. The shares are subject to a pooling agreement under which the shares will be released in 1,000,000 share tranches in each of five consecutive six-month periods. The acquisition closed on December 16, 2004. The Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

7.  EXPLORATION PROPERTIES

(a)

Curraghinalt Gold Project, Northern Ireland - The Company holds a 100% interest in the Curraghinalt Gold Project. The project is located on two adjoining exploration licenses covering 346 square kilometres in County Tyrone, Northern Ireland.  In December 2004, the Company completed the acquisition of Ulster Minerals Limited (“Ulster”), a Northern Ireland corporation, from Strongbow Exploration Inc. (“Strongbow”).  Ulster owns the exploration licenses covering the Curraghinalt and Tyrone gold projects.

Pursuant to a 2004 letter agreement, 5,000,000 shares of the Company were issued to Strongbow in April 2004 as consideration for all the outstanding shares of Ulster. The Company recorded the $2,350,000 fair value of the shares as an addition to exploration properties.  The shares are subject to a pooling agreement under which they will be released in 1,000,000 share tranches in each of five consecutive six-month periods until May 3, 2006. The Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell.  As at August 31, 2005, 3,000,000 shares had been released to Strongbow from the pool.

Should the board of directors of the Company decide to initiate construction of a mine at Curraghinalt, under terms of the letter agreement an additional 5,000,000 common shares must be issued to Strongbow.  Pursuant to a royalty agreement between Ulster and Minco plc, a 2% net smelter return royalty would also be required to be paid to Minco plc.  In addition, the Company must pay Strongbow 20% of the tax savings from Ulster’s tax loss carryforwards when utilized. The carryforwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects.

(b)

Kremnica Gold Project, Slovak Republic – Through its wholly-owned subsidiary, Kremnica Gold, a.s., the Company has a 100% interest in the Kremnica Gold Project located at the town of Kremnica, Slovak Republic. The project includes a mining license covering 11.8 square kilometres and exploration licenses covering 123 square kilometres.  Kremnica Gold, a.s. also holds title to the historic Kremnica Mine, which is not currently in operation.

(c)

Uranium Claims, Wyoming, U.S.A. - On June 16, 2005, the Company entered into an option agreement to acquire up to 100% of a portfolio of uranium mining claims in Wyoming, U.S.A. from Sweetwater River Resources LLC (“Sweetwater”). The portfolio consists of six groups totalling 243 federal lode claims that cover 19.7 kilometres within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts in Wyoming.

Pursuant to the terms of a definitive agreement replacing the option agreement, the Company is required to make an initial payment of US $140,000, issue 200,000 common shares to Sweetwater, and make anniversary payments of US $25,000, US $50,000, and US $50,000 at the end of the first, second, and third years respectively, to earn an 85% interest.  The Company would then have the right to purchase the remaining 15% interest by making a payment to Sweetwater in cash or shares based on an independent valuation.  The definitive agreement was finalized in September 2005 (note 18(c)).

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

7.   EXPLORATION PROPERTIES (cont’d …)

(d)

Jahodna, Novoveska Huta, Svabovce and Spissky Stiavnick Uranium Projects, Slovak Republic – On June 7, 2005, the Company acquired four uranium projects in the Slovak Republic. The projects consist of three exploration licenses encompassing 99 square kilometres.  The uranium projects include: Jahodna (32 square kilometres), Novoveska Huta (13 square kilometres), and Svabovce and Spissky Stiavnick (45 square kilometres). Past production was recorded at the Novoveska Huta deposit and the Svabovce and Spissky Stiavnick projects.

(e)

 Other Projects

i)

Brehov Precious Metals and VMS Project, Slovak Republic - On March 30, 2005, the Company completed a joint venture agreement with GEO-TECHNIC-Consulting spol. s.r.o. (“GTC”) through which it can acquire up to a 100% interest in the Brehov precious metals and VMS (volcanic hosted massive sulphide) project located in the Slovak Republic.  The Brehov project consists of a 1.8-square-kilometre exploration license under joint venture and a surrounding 68-square-kilometre exploration license wholly-owned by the Company.

Upon closing, the Company paid $5,000 to GTC for reimbursement of its historical expenses, and issued 50,000 common shares to GTC’s nominee.  Under the terms of the joint venture agreement, the Company is required to conduct $25,000 in exploration expenditures on Brehov, with GTC as the contractor, during the first year of the agreement in order to earn a 35% interest in the project.  In the second year, the Company can increase its interest to 70% by paying $25,000 to GTC and spending $50,000 on exploration.  After earning 70%, the Company may purchase the remaining 30% by paying GTC cash or shares totalling $50,000 and by granting a 2% net smelter return royalty to GTC.  This royalty may be purchased by the Company from GTC for $50,000 and the issuance of 50,000 common shares.

ii)

Republic of Ireland - The Company holds a 100% interest in 15 gold, silver and base metal prospecting licenses totalling 620 square kilometres. Two of these licenses were acquired in 2004 by the issuance of 60,000 common shares.

iii)

Northern Ireland - The Company holds certain other exploration licenses in Northern Ireland, covering 1,056 square kilometres.

iv)

British Columbia, Canada - The Company holds a 100% interest in 31 mineral claims in the Skeena Mining Division, and 4 mining claims in the Omineca Mining Division.

v)

El Potosi and Cerro Pedernal Projects, El Salvador – The Company’s exploration projects in El Salvador were sold during the year ended August 31, 2004 (note 8).

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

7.   EXPLORATION PROPERTIES (cont’d…)

2005	Curraghinalt Northern Ireland	Kremnica Slovak Republic	Uranium Projects United States	Uranium Projects Slovak Republic	Other	TOTAL

Balance - beginning of year	$ 4,922,823	1,095,765	-	-	55,553	6,074,141

Acquisition costs	-	-	65,759	-	13,250	79,009

Exploration costs:
Drilling and assays	198,192	1,187,622	-	-	6,903	1,392,717
Consulting and salaries	184,680	301,845	-	104	3,911	490,540
Office and field expenses	147,479	201,134	50,881	906	6,253	406,653
Engineering studies	145,728	77,866	-	-	-	223,594
Reconnaissance geology and sampling	57,243	20,217	78,165	4,768	8,881	169,274
Geologist	129,547	35,822	-	1,203	-	166,572
Core storage and re-cataloguing	146,474	-	-	-	-	146,474
Data compilation	116,231	13,754	-	-	8,674	138,659
Travel	52,912	58,067	5,083	1,335	1,864	119,261
Satellite imaging and mapping	23,743	15,066	1,026	-	-	39,835
Surveys	27,089	7,613	-	-	-	34,702
VMS airborne survey	30,806	-	-	-	-	30,806
Environmental studies	14,597	3,859	-	-	-	18,456

Total costs incurred	1,274,721	1,922,865	200,914	8,316	49,736	3,456,552
Balance - end of year	$ 6,197,544	3,018,630	200,914	8,316	105,289	9,530,693

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

7.   EXPLORATION PROPERTIES (cont’d…)

2004	Curraghinalt Northern Ireland	Kremnica Slovak Republic	El Potosi & Cerro Pedernal El Salvador	Other	TOTAL

Balance - beginning of year	$ 682,109	502,218	131,285	23,487	1,339,099
Acquisition costs	2,350,701	-	-	23,807	2,374,508

Exploration costs:
Drilling and assays	724,042	144,276	10,532	-	878,850
Consulting and salaries	238,544	174,148	17,537	-	430,229
Geologist	249,269	28,884	17,764	3,477	299,394
Office and field expenses	144,556	82,026	12,322	980	239,884
Engineering studies	173,042	-	-	-	173,042
Data compilation	149,431	6,241	-	-	155,672
Surveys	18,582	57,827	-	-	76,409
Travel	32,432	30,484	8,403	4,222	75,541
Development plans	31,841	26,489	-	-	58,330
Reconnaissance geology	16,618	33,101	-	-	49,719
Environmental studies	33,131	-	-	-	33,131
Satellite imaging and mapping	22,396	7,571	-	-	29,967
Field technicians	27,509	-	-	-	27,509
Geochemical surveys	22,269	2,500	-	-	24,769
Rehabilitation	6,351	-	-	-	6,351

Total costs incurred	4,240,714	593,547	66,558	32,486	4,933,305
Less:
Properties disposed of	-	-	(197,843)	-	(197,843)
Costs written off	-	-	-	(420)	(420)

Net change	4,240,714	593,547	(131,285)	32,066	4,735,042
Balance - end of year	$4,922,823	1,095,765	-	55,553	6,074,141

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

7.   EXPLORATION PROPERTIES (cont’d…)

2003	Curraghinalt Northern Ireland	Kremnica Slovak Republic	El Potosi & Cerro Pedernal El Salvador	Other	TOTAL

Balance - beginning of year	$ -	-	8,809	-	8,809

Acquisition costs:	7,042	498,000	75,203	23,487	603,732

Exploration costs:
Communications	950	-	-	-	950
Consulting and salaries	116,743	3,700	23,556	-	143,999
Data compilation	28,884	-	-	-	28,884
Development plans	37,971	-	-	-	37,971
Drilling	170,228	-	-	-	170,228
Field supplies	3,141	-	-	-	3,141
Field technicians	6,756	-	-	-	6,756
Geochemical surveys	46,627	-	-	-	46,627
Geologist	52,654	-	-	-	52,654
Geophysical IP surveys	6,772	-	-	-	6,772
Legal	25,274	-	5,661	-	30,935
Mapping	2,522	-	-	-	2,522
Office, postage, couriers	3,301	-	-	-	3,301
Option fee	5,730	-	4,012	-	9,742
Project management	58,415	-	5,856	-	64,271
Reconnaissance geology, sampling	8,371	518	-	-	8,889
Rent, heat, gas	15,418	-	-	-	15,418
Satellite imaging	-	-	3,410	-	3,410
Structural analysis	16,865	-	-	-	16,865
Travel	61,120	-	4,778	-	65,898
Trenching	7,325	-	-	-	7,325
Balance – end of year	$ 682,109	502,218	131,285	23,487	1,339,099

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

8.  LONG TERM INVESTMENTS

On February 18, 2004, the Company sold its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor Securities Limited (“Condor”), a private Australian corporation, for consideration of 8,000,000 common shares of Condor having a fair value of $200,000. The Company had incurred total costs of $197,843 on its El Salvador projects and consequently, a gain of $2,157 was recorded on disposition of the projects.  Condor subsequently completed a share rollback of 2.5 old shares for 1 new share.  The terms of the agreement originally required that Condor list its common shares on a Canadian or Australian stock exchange by July 31, 2005, and, if this condition was not met, the projects would be returned to the Company.  The Company waived this requirement in June 2005 for consideration of 200,000 additional shares of Condor. The Company now holds 3,400,000 shares of Condor, representing 8.9% of the outstanding shares of Condor.

9.   PROPERTY AND EQUIPMENT

		Accumulated	August 31,	August 31,	August 31,
	Cost	Amortization	2005	2004	2003

Office and field equipment	$ 99,436	32,651	66,785	59,520	9,530
Computer and electronic equipment	77,204	29,534	47,670	51,400	17,008
Leasehold improvements	6,993	362	6,631	1,501	-
Software	3,135	2,281	854	1,094	1,403

	$ 186,768	64,828	121,940	113,515	27,941

10.   LOANS PAYABLE

	2004	2003
Bridge loan, due to Quest Capital Inc., repayable on December 31, 2003, priority repayment on any equity or convertible debt financing, bearing interest at 12% per annum compounded monthly and payable monthly, plus a bonus payment of 250,000 common shares of the Company, secured by a General Security Agreement and the shares of Kremnica Gold, a.s.	$ -	550,000
Loan payable, unsecured, without interest or fixed terms of repayment, due on demand.	-	42,000

	$ -	592,000

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

11.  COMMON STOCK

Common stock activity for the years ended August 31, 2005, 2004, and 2003 was as follows:

Private placements. On August 31, 2005, the Company issued 5,000,000 common shares in connection with a non-brokered private placement of 5,000,000 units at $0.40 per unit for gross proceeds of $2,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.55 per share until August 31, 2007.  The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. No finder’s fee or commission was paid on the transaction.  Share subscriptions receivable in respect of this transaction were received in cash subsequent to year end (note 18(b)).

On December 16, 2004, the Company completed a non-brokered private placement of 5,000,000 common shares at $0.40 per share for gross proceeds of $2,000,000. Pursuant to the private placement, the Company paid $120,000 in cash and issued 100,000 common shares as a finder’s fee to a third party.

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

On October 22, 2003, the Company completed a partially brokered private placement of 10,295,000 units at $0.25 per unit for total gross proceeds of $2,573,750. Each unit consisted of one common share and ½ share purchase warrant. One whole share purchase warrant is exercisable at $0.30 per share until December 31, 2004. The agents received a commission of 7% of the brokered amount of the financing, plus 904,000 warrants exercisable under the same terms as above. Funds were used to repay the loan from Quest Capital Inc. (note 10), to advance the Company’s exploration projects in Northern Ireland and Slovakia, and for general working capital.

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

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

11.  COMMON STOCK (cont’d)

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

Shares issued for exploration properties - During the year ended August 31, 2005, the Company issued 50,000 common shares in connection with its acquisition of the Brehov project.  During the year ended August 31, 2004, the Company issued 5,060,000 shares in connection with its acquisition of Ulster and certain exploration licenses in the Republic of Ireland.

Escrow shares – As at August 31, 2005, 2004, and 2003, there were 9,375 common shares held in escrow.

Warrants – The Company has share purchase warrants outstanding as follows:

Year ended August 31, 2005:

Exercise Price	Balance August 31, 2004	Issued	(Exercised)	(Expired)	Balance August 31, 2005	Expiry Date
$0.25	1,370,418	-	(1,370,415)	(3)	-	September 27, 2004
$0.30	5,280,000	-	(5,075,000)	(205,000)	-	December 31, 2004
$0.27	125,000	-	(125,000)	-	-	July 10, 2005
$0.70	1,016,499	-	-	-	1,016,499	November 11, 2005
$1.00	508,248	-	-	-	508,248	November 11, 2005
$0.65	5,239,857	-	-	-	5,239,857	November 14, 2005
$0.55	-	2,500,000	-	-	2,500,000	August 31, 2007

	13,540,022	2,500,000	(6,570,415)	(205,003)	9,264,604

Year ended August 31, 2004:

Exercise Price	Balance August 31, 2003	Issued	(Exercised)	(Expired)	Balance August 31, 2004	Expiry Date
$0.25	750,000	-	(750,000)	-	-	April 12, 2004
$0.40	2,500,000	-	(2,473,500)	(26,500)	-	April 12, 2004
$0.25	860,289	2	(860,291)	-	-	August 2, 2004
$0.25	285,000	2,205,000	(1,119,582)	-	1,370,418	September 27, 2004
$0.30	-	6,051,500	(771,500)	-	5,280,000	December 31, 2004
$0.27	125,000	-	-	-	125,000	July 10, 2005
$0.70	-	1,016,499	-	-	1,016,499	November 11, 2005
$1.00	-	508,248	-	-	508,248	November 11, 2005
$0.65	-	5,239,857	-	-	5,239,857	November 14, 2005

	4,520,289	15,021,106	(5,974,873)	(26,500)	13,540,022

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

11.  COMMON STOCK (cont’d…)

Warrants (cont’d)

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

The Company recognizes a share issuance cost for the fair value of agents’ warrants issued using the Black-Scholes pricing model. The amount calculated is recorded as a share issuance cost with a corresponding credit to additional paid-in capital. The Black-Scholes model was developed for use in estimating the fair value of traded securities that have no vesting restrictions.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Risk-free interest rate	-	2.5%	2.5%
Expected dividend yield	-	0%	0%
Expected stock price volatility	-	98.4%	100.5%
Expected life of warrants	-	1.4 years	2.0 years
Weighted average fair value of agents’ warrants issued in year	-	$0.26 per share	$0.13 per share

No agents’ warrants were issued during the year ended August 31, 2005. Total stock-based compensation for warrants issued during the year ended August 31, 2004 was $82,553 (2003 (pro-forma) - $90,000).

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

12.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

On October 1, 2003, the Company adopted a rolling stock option plan applicable to directors, employees, and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. Under this plan, the exercise price of an option shall not be less than the discounted market price at the time of granting, or as permitted by the policies of the TSX Venture Exchange, and an option’s maximum term is ten years from the grant date.

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

Pursuant to the option plan, options granted in respect of investor relations activities are subject to vesting restrictions such that one-quarter of the options vest three months from the date of grant and in each subsequent three-month period thereafter such that the entire option will have vested twelve months after the award date.  Vesting restrictions may also be applied to certain other options grants, at the discretion of the directors.

A summary of the changes in the Company's stock option plan in the years ended August 31, 2005, 2004, and 2003 is presented below.

	2005		2004		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding – beginning of year	2,925,000	$ 0.33	2,000,000	$ 0.25	-	$ -
Granted	3,010,000	0.44	2,200,000	0.36	2,000,000	0.25
Exercised	(649,445)	(0.28)	(825,000)	(0.25)	-	-
Expired	(50,000)	(0.50)	(450,000)	(0.25)	-	-
Outstanding – end of year	5,235,555	$ 0.40	2,925,000	$ 0.33	2,000,000	$ 0.25

The Company has share purchase options outstanding as follows:

Exercise Price	August 31, 2004	Issued	(Exercised and Expired)	August 31, 2005	Expiry Date
$0.25	425,000	-	(225,000)	200,000	May 21, 2008
$0.25	450,000	-	(250,000)	200,000	June 11, 2008
$0.25	300,000	-	(50,000)	250,000	September 30, 2008
$0.35	1,300,000	-	(80,000)	1,220,000	January 29, 2009
$0.50	450,000	-	(50,000)	400,000	April 2, 2009
$0.45	-	2,035,000	(44,445)	1,990,555	September 26, 2009
$0.45	-	100,000	-	100,000	February 16, 2010
$0.40	-	375,000	-	375,000	June 9, 2010
$0.40	-	500,000	-	500,000	August 31, 2010

	2,925,000	3,010,000	(699,445)	5,235,555

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

12.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d)

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

	Year ended August 31, 2005	Year ended August 31, 2004	Year ended August 31, 2003
Risk free interest rate	3.51%	2.5%	2.5%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	73.31%	98.4%	100.5%
Expected life of options	2.0 years	2.0 years	2.0 years
Weighted average fair value of options granted in year	$0.14 per share	$0.26 per share	$0.13 per share

Total stock-based compensation for the year ended August 31, 2005 was $421,025 (2004 - $581,500; 2003 (pro-forma) - $268,000).

13.  NON-CASH TRANSACTIONS

Significant non-cash operating, investing and financing activities for the years ended August 31, 2005, 2004, and 2003 were as follows:

	2005	2004	2003
Shares issued for share subscriptions	$ 2,000,000	-	-
Agents’ fees paid in shares	40,000	91,625	37,500
Shares issued for exploration properties	13,250	2,367,400	-
Shares received as proceeds on sale of exploration properties	-	200,000	-
Debt financing costs paid in shares	-	62,500	-

14.  RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the year:

(a)

Incurred fees of $389,958 (2004 - $450,475; 2003 - $149,955) to related parties, comprised of:

i)

directors’ fees of $58,000 (2004 - $97,000; 2003 - $nil);

ii)

chairman’s fees of $30,000 (2004 - $30,000; 2003 - $nil);

iii)

officers’ fees of $72,000 (2004 - $67,000; 2003 - $nil);

iv)

fees of $35,000 (2004 - $25,000; 2003 - $nil) from  companies controlled by officers;

v)

professional fees of $194,958 (2004 - $ 180,000; 2003 - $92,500) from a company controlled by the President;

vi)

professional fees of $nil (2004 - $25,000; 2003 - $nil) from companies controlled by directors; and

vii)

professional fees of $nil (2004 - $26,475; 2003 - $57,455) from directors.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

14.  RELATED PARTY TRANSACTIONS (cont’d)

(b)

Incurred geological consulting fees of $nil (2004 - $18,025; 2003 - $38,661) from a director, which was capitalized to exploration properties.

(c)

Due to related parties of $100,630 (2004 - $139,128; 2003 - $63,375) is comprised of $100,630 (2004 - $136,000; 2003 - $63,375) payable to officers and directors for unpaid fees and $nil (2004 - $3,128; 2003 - $nil) payable to the President for expenses incurred.

(d)

The Company incurred legal fees of $58,667 (2004 - $ 5,000; 2003 - $nil) from a law firm in which a principal is a director. Accounts payable and accrued expenses includes $11,915 due to the law firm at August 31, 2005 (2004 - $nil; 2003 - $nil). The Company also incurred legal fees of $nil (2004 - $61,022; 2003 - $98,465) from a law firm in which a principal was the former corporate secretary.

(e)

The Company recovered expense reimbursements of $108,756 (2004 - $49,026; 2003 - $nil) from Lalo Ventures Ltd. (“Lalo”), a public company which is related by a common officer and a common director; $61,490 (2004 - $11,843; 2003 - $nil) from Exeter Resource Corporation (“Exeter”), a public company related by a former director and a former officer; and $41,526 (2004 - $nil; 2003 - $nil) from Finavera Energy Canada Ltd. (“Finavera”), a private company related by a common director.  The reimbursements are recorded as offsets to the underlying expense items.

(f)

   Due from related parties of $91,255 (2004 - $25,702; 2003 - nil) includes $16,280 (2004 - $20,326; 2003 - $nil) due from Lalo, $17,628 (2004 - $5,376; 2003 - $nil) due from Exeter, $44,887 (2004 - $nil; 2003 - $nil) due from Finavera, and $12,460 (2004 - $50,958; 2003 - $nil) due from a director.

15.  INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2005	2004	2003
Canadian statutory income tax rate	35.62%	35.62%	35.62%
Income tax recovery at statutory rate	$ (1,024,928)	(826,035)	(512,631)
Decrease resulting from:
Non-deductible expenses	160,288	220,901	12,339
Valuation allowance	864,640	605,134	500,292

Income tax recoverable	$ -	-	-

Income tax expense attributable to income from operations was $nil for the year ended August 31, 2005 (2004 - $nil; 2003 - $nil).

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

15.  INCOME TAXES (cont’d)

The tax effects of temporary differences that give rise to significant portions of the future tax assets at August 31, 2005, 2004, and 2003 are presented below:

	2005	2004	2003

Non-capital loss carry-forwards	$ 2,760,989	2,096,295	1,561,562
Exploration properties	3,083,963	3,083,963	3,084,932
Share issuance costs	211,081	225,731	60,981
Valuation allowance	(6,056,033)	(5,405,989)	(4,707,474)

	$ -	-	-

Based upon the level of historical taxable income and projections for future taxable income over the years in which the future tax assets are deductible, management has provided a full valuation allowance for the future tax assets.

Subject to certain restrictions, the Company has exploration and development expenditures of $10,940,440 (2004 - $9,812,791; 2003 - $$9,117,559) and non-capital losses of $7,751,234 (2004 - $5,885,164; 2003 - $4,383,946) available to reduce future Canadian taxable income. There are no expiry limitations with respect to the exploration and development expenditures. The non-capital losses expire as follows:

Year	$

2006	810,632
2007	171,201
2008	163,844
2009	86,727
2010	1,431,113
2014	2,433,233
2015	2,654,484
$ 7,751,234

The application of exploration and development expenditures and non-capital losses against future taxable income is subject to final determination of the respective amounts by the Canada Revenue Agency.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

16.  SEGMENTED INFORMATION

The Company operates in the single business segment of mineral exploration and development.

The Company operates in four (2004 – four; 2003 - five) geographic segments of which only three (2004 – three; 2003 - three) are reportable segments. The accounting policies of the segments are the same as those described in note 2.

Geographic distribution of operating results in the four geographic segments is as follows:

August 31, 2005	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 6,256,151	3,175,615	4,045,836	268,847	13,746,449
Exploration properties	6,197,544	3,040,196	24,106	268,847	9,530,693
Net loss	(81,946)	(2,026)	(2,793,422)	-	(2,877,394)
Significant non-cash items	-	13,250	-	65,759	79,009
Property and equipment additions	7,008	15,815	17,061	-	39,884
Interest revenue	-	80	64,669	-	64,749
Amortization	1,354	8,541	21,565	-	31,460
Interest expense	964	-	46,760	-	47,724

August 31, 2004	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 5,108,090	1,255,944	3,997,374	31,447	10,392,855
Exploration properties	4,922,823	1,095,765	24,106	31,447	6,074,141
Net loss	(85,348)	(4,381)	(2,229,290)	-	(2,319,019)
Significant non-cash items	2,350,000	-	(62,500)	(180,443)	2,107,057
Property and equipment additions	-	39,744	63,049	-	102,793
Interest revenue	-	5,736	21,514	-	27,250
Amortization	-	4,381	12,838	-	17,219
Interest expense	285	-	11,921	-	12,206

August 31, 2003	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 736,955	511,218	270,408	146,352	1,664,933
Net loss	9,889	12,200	1,417,078	-	1,439,167
Exploration properties	682,109	502,218	8,420	146,352	1,339,099
Significant non-cash items	-	-	37,500	-	37,500
Property and equipment additions	-	-	24,468	-	24,468
Interest expense	72	-	24,593	-	24,665
Interest revenue	-	-	4,881	-	4,881
Amortization	-	-	3,527	-	3,527

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

17.  COMMITMENTS

Premises leases - On April 1, 2004, the Company entered into a five year plus three month lease agreement for office space.  Annual commitments remaining over the term of the lease are: $160,100 for 2006, $167,520 for 2007, $167,520 for 2008, and $139,600 for 2009, for an aggregate of $634,740.

Exploration licenses - The Company holds exploration licenses in Northern Ireland, the Republic of Ireland, the Slovak Republic, and the United States.  Licenses in each country vary from one to three years and commitments for exploration expenditures are often subject to negotiation. The Company’s exploration expenditures in Northern Ireland for periods beyond 2005 are currently in negotiation. There are currently no other commitments under any of the Company’s other licenses.

Exploration properties - The Company has committed to issue shares, pay cash, and incur exploration expenditures in connection with the acquisition and ongoing exploration of the Curraghinalt and Brehov projects, and the Wyoming, U.S.A. uranium claims, as described in note 7.

18.  SUBSEQUENT EVENTS

(a)

Subsequent to year end, the Company issued 468,000 common shares in respect of the exercise of stock options as follows: 150,000 common shares at $0.25 per share; 200,000 common shares at $0.35 per share; and 118,000 common shares at $0.45 per share. Total proceeds from the stock options exercised were $160,600.

(b)

On September 1, 2005, the Company received $2,000,000 for share subscriptions receivable.

(c)

In September 2005, the Company finalized a definitive option agreement with Sweetwater Resources LLC and issued 200,000 common shares at a fair value of $87,000 under the agreement.

(d)

On September 8, 2005, a non-brokered private placement of 5,000,000 units at $0.40 per unit was completed for gross proceeds of $2,000,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.55 per share until September 8, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days.  A finder’s fee of $140,000 was paid to a third party.

(e)

On September 21, 2005, the Company granted 730,000 stock options exercisable at $0.40 per share for a period of five years to directors, employees and consultants. The options are subject to vesting provisions such that 50% vested on the date of grant and 50% will vest on September 21, 2006.

(f)

On September 30, 2005, a non-brokered private placement of 3,500,000 units at $0.50 per unit was completed for gross proceeds of $1,750,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until March 31, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. Finders’ fees of 75,000 units and $37,500 were paid to third parties.

(g)

On November 11, 2005, 1,524,747 unexercised warrants expired and on November 14, 2005, 5,239,857 unexercised warrants expired.

(h)

On November 30, 2005, the Company received US $600,000 in settlement of a US $750,000 promissory note. The Company had provided for doubtful collection of the face value of the note in its financial statements for the year ended August 31, 2001.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

19.  COMPARATIVE FIGURES

Certain figures from the previous year have been re-classified to conform to the current year’s presentation.  Such re-classification is for presentation purposes only and has no effect on previously-reported results.

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("U.S. GAAP"), and the rules and regulations of the Securities and Exchange Commission in all material respects, except as noted below.

(a) Stock-based compensation

The United States Financial Accounting Standards Board has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB25”). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.  As at August 31, 2005, no compensation cost would have been recorded for any period under this method.  Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”), issued in October 1995, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period.  SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

On September 1, 2003, the Company prospectively adopted the revised recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".  Under these recommendations, the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options beginning with its fiscal year ended August 31, 2003, and recognizes an expense for options granted on or after September 1, 2003.  The Company also records stock-based compensation in respect of agents’ warrants issued in connection with common share placements, and includes the fair value thereof in share issuance costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant and of each warrant on the date of issue.  On the exercise of stock options and warrants, common stock is credited for consideration received, and for fair value amounts previously credited to additional paid-in capital.  The effect of the adoption of these recommendations is described in notes 11 and 12.

The following is a summary of the status of stock options outstanding at August 31, 2005:

		Outstanding Options		Exercisable Options
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.25	200,000	2.72	$0.25	200,000	$0.25
$0.25	200,000	2.78	$0.25	200,000	$0.25
$0.25	250,000	3.08	$0.25	250,000	$0.25
$0.35	1,220,000	3.42	$0.35	1,220,000	$0.35
$0.50	400,000	3.59	$0.50	270,000	$0.50
$0.45	1,990,555	4.05	$0.45	1,928,055	$0.45
$0.45	100,000	4.47	$0.45	100,000	$0.45
$0.40	375,000	4.78	$0.40	187,500	$0.40
$0.40	500,000	5.00	$0.40	500,000	$0.50
	5,235,555

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

(b) Subscriptions receivable

Under Canadian GAAP, subscriptions receivable are presented as an asset. Under U.S. GAAP, subscriptions receivable are presented as a contra-equity item. Subscriptions receivable at August 31, 2005 were $2,000,000 (2004 - $nil; 2003 - $nil).

(c) Exploration properties

Under Canadian GAAP, acquisition and exploration costs are capitalized.  Under U.S. GAAP, acquisition costs are capitalized and exploration costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, mining properties are reviewed by management for impairment at the end of each reporting period, and a write-down is recorded where necessary.  Acquisition costs capitalized under U.S. GAAP during the years ended August 31, 2005, 2004, and 2003 were $79,009, $2,350,701, and $573,203 respectively; exploration costs expensed under U.S. GAAP during the years ended August 31, 2005, 2004, and 2003 were $3,377,543, $2,384,341, and $757,087 respectively.

(d) Trading securities and available-for-sale securities

Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale.  During the year ended August 31, 2005, the Company did not own any securities classified as either trading or held to maturity.  The Company did own securities classified as available-for-sale.

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

At August 31, 2005, the market value of the Company’s marketable securities was $30,000, and the market value of the long-term investment was $200,000.

(e) Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, addresses standards for the reporting and display of comprehensive income and its components.

Comprehensive income includes net income and other comprehensive income.  For the years ended August 31, 2005, 2004, and 2003, other comprehensive income includes foreign currency translation gains (losses) of ($14,805), ($22,965), and $8,049, and write-down of marketable securities of $22,500, $nil, and $nil, respectively.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

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

Diluted EPS has not been disclosed as the effect of the exercise of the Company’s outstanding options and warrants would be anti-dilutive. Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As at August 31, 2005 the Company had 5,235,555 (2004: 2,925,000; 2003: 2,000,000) stock options outstanding and 9,264,604 (2004: 13,540,022; 2003: 4,520,289) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

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

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

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

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

(h) Recent accounting pronouncements (cont’d)

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

In March 2005, SEC staff issued Staff Accounting Bulletin No. 107 ("SAB 107") to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB 107 during the implementation of SFAS No. 123R.

In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

(i) Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations and comprehensive loss, the balance sheets and the statements of stockholders’ equity and deficit, are as follows:

Statements of Operations and Comprehensive Loss

	2005	2004	2003
Net loss as reported in accordance with Canadian GAAP	$ (2,877,394)	$ (2,319,019)	$ (1,439,167)
Adjustments:
Stock-based compensation	421,025	581,500	-
Write down of marketable securities	22,500	-	-
Foreign currency translation	14,805	9,530	(1,549)
Amortization	(4,384)	(4,963)	(1,278)
Exploration costs expensed	(3,377,543)	(2,582,604)	(757,087)
Exploration disposed	-	122,640	-
Exploration costs written-off	-	420	-
Net loss under U.S. GAAP	(5,800,991)	(4,192,496)	(2,199,081)
Comprehensive loss:
Foreign currency translation	(14,805)	(9,530)	1,549
Write down of marketable securities	(22,500)	-	-
Total comprehensive loss under U.S. GAAP	(5,838,296)	(4,202,026)	(2,197,532
Net loss per share under U.S. GAAP	$ (0.10)	$ (0.12)	$ (0.24)
Weighted average number of shares outstanding under U.S. GAAP	59,225,546	35,707,931	9,186,184

Balance Sheets
	2005	2004	2003
Total assets under Canadian GAAP	$ 13,746,449	10,392,855	1,664,933
Adjustments to U.S. GAAP:
Deferred exploration property costs	(6,602,983)	(3,225,440)	(757,087)
Subscriptions receivable	(2,000,000)	-	-
Amortization	(10,625)	(6,241)	(1,278)
Total assets under U.S. GAAP	5,132,841	7,161,174	906,568
Total liabilities under Canadiam GAAP	$ 559,664	721,056	1,409,847
Adjustments to U.S. GAAP:	-	-	-
Total liabilities under U.S. GAAP	559,664	721,056	1,409,847
Total stockholders’ equity under Canadian GAAP	$ 13,186,785	9,671,799	255,086
Adjustments to U.S. GAAP:
Deferred exploration property costs	(6,602,983)	(3,225,440)	(757,087)
Subscriptions receivable	(2,000,000)	-	-
Amortization	(10,625)	(6,241)	(1,278)
Total equity (deficiency) under U.S. GAAP	4,573,177	6,440,118	(503,279)
Total liabilities and equity (deficiency) under U.S. GAAP	5,132,841	7,161,174	906,568

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of Cash Flows

	2005	2004	2003

Cash used in operating activities under Canadian GAAP	$ (2,464,603)	$ (1,855,965)	$ (995,214)
Adjustments to U.S. GAAP:
Exploration properties expensed	(3,377,543)	(2,582,604)	(757,087)
Exploration property costs written off	-	420	-
Exploration property costs disposed	-	122,640	-
Cash used in operating activities under U.S. GAAP	(5,842,146)	$ (4,315,509)	(1,752,301)
Cash used in investing activities under Canadian GAAP	$ (3,535,686)	$ (4,192,496)	$ (1,355,758)
Adjustments to U.S. GAAP:
Exploration properties expensed	3,377,543	2,582,604	757,087
Exploration property costs written off	-	420	-
Exploration property costs disposed	-	122,640	-
Cash used in investing activities under U.S. GAAP	(158,143)	(209,154)	(598,671)
Cash flows from financing activities under Canadian GAAP	$ 3,857,414	$ 8,117,406	$ 2,490,196
Adjustments to U.S. GAAP:	-	-	-
Cash flows from financing activities under U.S. GAAP	$ 3,857,414	$ 8,117,406	$ 2,490,196

Statements of Stockholders’ Equity and Deficit

	Common Stock		Share Subscriptions and Special Warrants	Additional Paid-in Capital	Total Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Number of Shares	Amount
Stockholders’ equity (deficiency) under Canadian GAAP at August 31, 2003	13,048,058	$ 28,746,977	679,054	18,400	(29,189,345)	-	255,086
Foreign currency translation adjustment	-	-	-	-	(1,549)	1,549	-
Deferred exploration property costs	-	-	-	-	(757,087)	-	(757,087)
Amortization	-	-	-	-	(1,278)	-	(1,278)
Stockholders’ equity (deficiency) under U.S. GAAP at August 31, 2003	13,048,058	$ 28,746,977	679,054	18,400	(29,949,259)	1,549	(503,279)

TOURNIGAN GOLD CORPORATION AND SUBSIDIARIES

(an Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Years ended August 31, 2005, 2004, and 2003

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	Common Stock		Share Subscriptions and Special Warrants	Additional Paid-in Capital	Total Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Number of Shares	Amount
Stockholders’ equity (deficiency) under Canadian GAAP at August 31, 2004	50,456,653	$ 40,533,481	-	646,682	(31,508,364)	-	9,671,799
Foreign currency translation adjustment	-	-	-	-	7,981	(7,981)	-
Deferred exploration property costs	-	-	-	-	(3,225,440)	-	(3,225,440)
Amortization	-	-	-	-	(6,241)	-	(6,241)
Stock-based compensation	-	(35,771)	-	(545,729)	581,500	-	-
Agent’s compensation (issue cost)	-	82,553	-	(82,553)	-	-	-
Stockholders’ equity (deficiency) under U.S. GAAP at August 31, 2004	50,456,653	$ 40,580,263	$ -	$ 18,400	$(34,150,564)	$ (7,981)	$6,440,118
Stockholders’ equity (deficiency) under Canadian GAAP at August 31, 2005	67,826,513	$ 46,559,522	-	1,013,021	(34,385,758)	-	13,186,785
Subscriptions receivable	-	(2,000,000)	-	-	-	-	(2,000,000)
Foreign currency translation adjustment	-	-	-	-	22,786	(22,786)	-
Write down of marketable securities	-	-	-	-	22,500	(22,500)
Deferred exploration property costs	-	-	-	-	(6,602,983)	-	(6,602,983)
Amortization	-	-	-	-	(10,625)	-	(10,625)
Stock-based compensation	-	(90,457)	-	(912,068)	1,002,525	-	-
Agents compensation (issue cost)	-	82,553		(82,553)	-	-	-
Stockholders’ equity (deficiency) under U.S. GAAP at August 31, 2005	67,826,513	$44,551,618	$ -	$ 18,400	$(39,951,555)	$ (45,286)	$4,573,177

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this 20-F Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tournigan Gold Corporation -- SEC File Number 000-50486

Registrant

Dated: February 28, 2006  By /s/ James Walchuck

                          James Walchuck,

                          President/Chief Executive Officer/Director

Dated: February 28, 2006  By /s/ Hein Poulus

                          Hein Poulus, Chairman/Director

Dated: February 28, 2006  By /s/ Robert Nowell

                          Robert Nowell, Chief Financial Officer