Form 40-F
period 2006-08-31
TOURNIGAN GOLD CORP
filed 2007-01-03
CIK 1271199

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 31, 2006

Commission file number 000-50486

TOURNIGAN GOLD CORPORATION
(Exact name of registrant as specified in its charter)

Yukon, Canada	1040	Not applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number (if	Identification Number (if
	applicable))	Applicable))

1111 West Georgia Street
Suite 2400, Vancouver, British Columbia, Canada V6E 4M3
(Address of Registrant's Principal Executive Offices)

[CT Corporation System, 111 8th Avenue, New York, NY 10011
(212) 894-8400]
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form                     [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 111,931,263 common shares

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ___                     No   X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes   X                        No___

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)     Annual Information Form for the fiscal year ended August 31, 2006;

(b)     Management's Discussion and Analysis for the fiscal year ended August 31, 2006; and

(c)     Consolidated Financial Statements for the fiscal year ended August 31, 2006 (For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see note 18 to the Consolidated Financial Statements).

40-F1

ANNUAL INFORMATION FORM
for the fiscal year ended August 31, 2006

Dated December 28, 2006

TABLE OF CONTENTS

ITEM 1	CORPORATE STRUCTURE	14
1.1	Name, Address and Incorporation of the Company	14
1.2	Intercorporate Relationships	14
ITEM 2	DESCRIPTION OF THE BUSINESS OF THE COMPANY	15
2.1	Three year history	15
2.2	General	22
2.3	Risks	22
2.4	Material Mineral Properties	27
ITEM 3	DIVIDENDS	43
ITEM 4	DESCRIPTION OF CAPITAL STRUCTURE OF COMPANY	43
ITEM 5	MARKET FOR SECURITIES	43
5.1	Trading Price and Volume	44
5.2	Prior Sales of Securities	44
ITEM 6	ESCROWED SECURITIES	45
ITEM 7	DIRECTORS AND OFFICERS	45
7.1	Name, Address, Occupation and Security Holding	45
7.2	Corporate Cease Trade Orders or Bankruptcies	49
7.3	Personal Bankruptcies	49
7.4	Penalties or Sanctions	49
7.5	Conflicts of Interest	49
ITEM 8	AUDIT COMMITTEE	50
ITEM 9	LEGAL PROCEEDINGS	50
ITEM 10	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	50
ITEM 11	TRANSFER AGENT AND REGISTRAR	50
ITEM 12	MATERIAL CONTRACTS	50
ITEM 13	INTERESTS OF EXPERTS	53
ITEM 14	ADDITIONAL INFORMATION	53
"APPENDIX "A" AUDIT COMMITTEE INFORMATION		54

GLOSSARY OF TECHNICAL TERMS

Adit: A horizontal or nearly horizontal tunnel made for exploration or mining.

Alteration zones: Portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

Andesite: A dark-coloured, fine-grained volcanic rock.

Anomalies: Deviations from uniformity or regularity in geophysical or geochemical quantities.

Anomalous values: Results of geophysical or geochemical testing which deviate from the expected or calculated value.

Archean: Rocks formed during the earliest part of Precambrian time, prior to 2,500 million years before present.

Ag: Silver.

Au: Gold.

Base metal: Any of the more common and more chemically active metals, e.g. lead, copper and zinc.

Bedrock conductors: Portions of consolidated earth material which offers a low resistance to the passage of an electric current.

Breccia: Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Channel Sample: A sample taken continuously over a specified distance.

CIM: Canadian Institute of Mining, Metallurgy and Petroleum.

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

Diamond drill holes: A drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in -situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

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

Float: Rock that is not outcrop and has been transported some distance from its source.

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

-genic: Meaning suitable to or pertaining to, e.g. syngenetic, meaning an ore deposit formed contemporaneously with the enclosing rocks.

Geochemistry: The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

Geochemical sampling: A mineral exploration method whereby samples of soil, stream sediments, rocks, and metal are collected in a systematic way and analyzed for a suite of elements.

Geophysical: Relating to the physical properties, e.g. magnetic, seismic properties of the earth and rock materials.

Gold or Au: A gold metallic element that is ductile and very malleable. This precious metal has industrial applications as well as being of monetary value and used in jewellery.

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

Ground magnetic survey: A mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth's magnetic field. The survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

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

In-situ resource: A tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

IP (induced polarization): A geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

IP survey: Systematic completion of IP on a grid over the area of interest.

Intrusive: Rock mass formed below the earth's surface from magma, which has intruded into a pre-existing rock mass.

Lead or Pb: A soft, bluish metal that is ductile, heavy and acid resistant.

Limestone: A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

Lithological contact: A boundary between two different rock types.

Lode: A tabular or vein-like deposit of valuable minerals between well defined walls of rock.

Mafic: An igneous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark coloured minerals.

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

NI 43-101: Canadian Securities Administrators' National Instrument 43-101 – "Standards of Disclosure for Mineral Projects."

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

Reserve: See the definition under "CIM Standards Definitions" below.

Resource: See the definition under "CIM Standards Definitions" below.

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

Silver or Ag: A white metallic element that is ductile, malleable and capable of high polish. This precious metal has major industrial applications in photography, x-ray films, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewellery and sterling ware.

Stock: An intrusive body that is very approximately circular and generally less than 100m to 200m across.

Stockwork: A mineral deposit in the form of a branching or interlocking network of veinlets.

Strata: A section of a formation that consists throughout of essentially the same kind of rock.

Stratigraphy: The arrangement of rock strata, especially as to geographic position and chronologic order of sequence.

Strike: Geological measurement of the direction of a horizontal line on the surface of the bed.

Stripping ratio: Ratio of waste to ore.

Sulphides: A rock whose dominant component is the element sulphur.

Tectonic: Pertaining to the forces involved in, or the resulting structures or features of the large scale architecture of the upper part of the Earth's crust.

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

U3O8: Uranium oxide, commonly referred to as "yellowcake" and the primary form of uranium purchased and sold. Quantities and grade can be converted from uranium metal by multiplying the metal quantity by 1.17.

Vein: Sheet-like body of minerals formed by fracture filling or replacement of the host rock.

VLF (very low frequency): A geophysical technique which utilizes the magnetic components of the electromagnetic field generated by long distance radio transmitters to delineate geological structures.

VMS (volcanogenic massive sulphide) deposits: Deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity.

Volcanic: Pertaining to the activities, structures or rock types of a volcano.

CIM STANDARDS DEFINITIONS

The estimated mineral reserves and mineral resources for the Company's projects have been calculated in accordance with the "CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines" prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the "CIM Standards") which were adopted by NI 43-101. The following definitions are reproduced from the CIM Standards:

The term "Mineral Resource" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term "Inferred Mineral Resource" means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term "Indicated Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term "Measured Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term "Mineral Reserve " means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term "Probable Mineral Reserve" means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term "Proven Mineral Reserve" means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Kilogram	Pounds	2.20462
Ounces (troy)	Grams	31.103
Tonnes	Short tons	1.102
Short tons	Tonnes	0.907
Grams per tonne	Ounces per short ton	0.029

EXCHANGE RATE DATA

All currency amounts in this AIF are expressed in Canadian dollars, unless otherwise indicated. References to "CDN$" are to Canadian dollars.

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian dollars at the end of each such fiscal year. The table illustrates how many Canadian dollars it would take to buy one United States dollar.

U.S. Dollars

	As at August 31
	2006	2005	2004	2003
Average	1.1479	1.2325	1.3313	1.4822
Close	1.1053	1.1871	1.3167	1.3857

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian dollars at the end of each such calendar year, the average exchange rate during each such year and the range of high and low rates for each such year:

	As at December 31
	2005	2004	2003
High	1.2704	1.3968	1.5747
Low	1.1507	1.1774	1.2924
Average	1.2114	1.3013	1.4010
Close	1.1630	1.2020	1.2965

The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last day of each month during the year.

Bank of Canada exchange rates are nominal quotations – not buying or selling rates – and are intended for statistical or analytical purposes. Rates available for financial institutions will differ.

The following table sets forth, for each of the years indicated, the exchange rate of the Slovakian Koruna into Canadian dollars at the end of each such calendar year, the average exchange rate during each such year and the range of high and low rates for each such year:

Slovakian Koruna

	As at December 31
	2005	2004	2003
High	0.0433	0.0429	0.0403
Low	0.0355	0.0386	0.0357
Average	0.0391	0.0404	0.0381
Close	0.0365	0.0420	0.0396

The following table sets forth, for each of the years indicated, the exchange rate of the Slovakian Koruna into Canadian dollars at the end of each such fiscal year. The table illustrates how many Canadian dollars it would take to buy one Slovakian Koruna.

	As at August 31
	2006	2005	2004	2003
Average	0.0371	0.0402	0.0397	0.0380
Close	0.0375	0.0374	0.0399	0.0363

The following table sets forth, for each of the years indicated, the exchange rate of the British Pound into Canadian dollars at the end of each such calendar year, the average exchange rate during each such year and the range of high and low rates for each such year:

Great Britain Pounds

	As at December 31
	2005	2004	2003
High	2.4032	2.5237	2.5191
Low	2.0036	2.2017	2.1677
Average	2.2057	2.3837	2.2877
Close	2.0036	2.3062	2.3066

The following table sets forth, for each of the years indicated, the exchange rate of the British Pound into Canadian dollars at the end of each such fiscal year. The table illustrates how many Canadian dollars it would take to buy one British Pound.

	As at August 31
	2006	2005	2004	2003
Average	2.0585	2.2773	2.3669	2.3636
Close	2.1050	2.1417	2.3737	2.1850

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form ("AIF") of Tournigan Gold Corporation ("Tournigan" or the "Company") is as of August 31, 2006. Information on Tournigan includes Tournigan Gold Corporation and its subsidiaries.

Financial Information

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). All dollar amounts are expressed in Canadian dollars ($CDN) unless otherwise indicated.

Documents Incorporated by Reference

Information has been incorporated by reference in this AIF from documents filed with securities commissions or similar authorities in British Columbia, Alberta and Ontario (the "Commissions"). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 2400, 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3 (telephone 604-683-8320). These documents are also available under the Company's profile on the SEDAR website at www.sedar.com.

The following documents of the Company, which have been filed with the Commissions, are specifically incorporated by reference into, and form an integral part of, this AIF:

(a)     the annual audited consolidated financial statements of the Company as at August 31, 2006 and 2005 and for the fiscal years ended August 31, 2006, 2005 and 2004, together with the auditors' report thereon, and management's discussion and analysis of financial condition and results of operations of the Company for the fiscal year ended August 31, 2006;

(b)     the management information circular for the annual general meeting of shareholders of the Company to be held February 2, 2007, dated December 21, 2006;

(c)     the Technical Report for Preliminary Assessment on the Company's Jahodna uranium project in Slovakia prepared by A.C.A. Howe International Ltd., dated April 27, 2006 and revised May 11, 2006;

(d)     the Technical Report on the Company's Kremnica gold project in Slovakia, prepared by Beacon Hill Consultants (1988) Ltd. dated April 8, 2006 and revised May 11, 2006; and

(e)     the Technical Report on the Company's Curraghinalt gold project in Northern Ireland, prepared by John V. Tully and Associates and dated January 27, 2005.

Forward-looking Information

This AIF contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this AIF. These forward-looking statements include but are not limited to, statements concerning:

  the Company's strategies and objectives;

  the Company's interest and other expenses;

  the Company's tax position and the tax rates applicable to us;

  political unrest or instability in foreign countries and its impact on the Company's foreign assets;

  the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of the Company's exploration development projects;

  the Company's estimates of the quantity and quality of the Company's mineral reserves and resources;

  the Company's planned capital expenditures and the Company's estimates of reclamation and other costs related to environmental protection;

  the Company's future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

  the Company's financial and operating objectives;

  the Company's exploration, environmental, health and safety initiatives;

  the availability of qualified employees for the Company's operations; and

  the outcome of legal proceedings and other disputes in which we are involved.

Inherent in forward-looking statements are risks and uncertainties beyond the Company's ability to predict or control, including risks that may affect the Company's operating or capital plans including risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of the Company's principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral reserve and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with the Company's dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this AIF. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  general business and economic conditions;

  interest rates and foreign exchange rates;

  the supply and demand for, deliveries of, and the level and volatility of prices of uranium and gold;

  the timing of the receipt of regulatory and governmental approvals for the Company's development projects and other operations;

  the availability of financing for the Company's development projects on reasonable terms;

  the Company's costs of production and the Company's production and productivity levels, as well as those of the Company's competitors;

  the Company's ability to secure adequate transportation for the Company's products;

  the Company's ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

  the Company's ability to attract and retain skilled staff;

  the impact of changes in foreign exchange rates on the Company's costs and results;

  engineering and construction timetables and capital costs for the Company's development and expansion projects;

  costs of closure of various operations;

  market competition;

  the accuracy of the Company's reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

  tax benefits and tax rates;

  the resolution of environmental and other proceedings or disputes; and

  ongoing relations with the Company's employees and with the Company's business partners.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under "Risks" in this AIF. The Company undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

Measured and Indicated Resources

This AIF uses the terms "measured and indicated resources". The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not "mineral reserves" do not have demonstrated economic viability. Disclosure of "contained ounces" is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

This AIF uses the term "inferred resources". The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resources. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be upgraded to mineral reserves through continued exploration.

ITEM 1             CORPORATE STRUCTURE

1.1         Name, Address and Incorporation of the Company

The Company was incorporated pursuant to the laws of the Province of British Columbia on November 10, 1966 under the name "Tournigan Mining Exploration Ltd.". On April 22, 1992, the Company's name was changed to "International Tournigan Corporation". The Company effected a 1:10 stock consolidation on March 26, 2001. On June 14, 2001, the Company's name was changed to "Tournigan Ventures Corporation". Effective December 3, 2002, the Company continued its incorporation jurisdiction from British Columbia to Yukon, Canada; at the same time, the Company's name was changed to "Tournigan Gold Corporation."

The Company's head office is located at Suite 2400, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3, Canada and its registered office is located at Suite 200, 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2 , Canada.

1.2         Intercorporate Relationships

As at the Company's most recent financial year end which concluded August 31, 2006, the Company had the following four material directly held subsidiaries: Kremnica Gold a.s., and Ludovika Holding s.r.o., each incorporated under the laws of Slovakia, and Dalradian Gold Limited and Ulster Minerals Limited, both incorporated under the laws of Northern Ireland. Tournigan owns all of the issued shares of each of these subsidiaries.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company's material subsidiaries at August 31, 2006.

ITEM 2             DESCRIPTION OF THE BUSINESS OF THE COMPANY

Tournigan is a company engaged in the acquisition, exploration and development of mineral properties in Slovakia, Northern Ireland, the United States and Canada. Tournigan's portfolio of exploration properties include properties hosting gold, silver, uranium and molybdenum mineralization, and three of them are advanced stage exploration properties with defined resources.

The Company's primary focus is on the Jahodna uranium property and the Kremnica gold property in Slovakia. The Company's assets also include the Curraghinalt gold property in Northern Ireland, additional Slovakian uranium properties, a portfolio of uranium properties in Wyoming, Arizona and South Dakota, USA, gold properties in Nevada, USA, base metal VMS properties in Slovakia and Northern Ireland, and polymetallic claims in British Columbia.

The Company conducts its operations through wholly owned subsidiaries and earn-in agreements. To fund its operations, the Company has issued equity in public offerings and placements of equity, stock-for-property arrangements, stock-for-debt arrangements and bridge loans. As at August 31, 2006, the Company's cash and short-term investments have increased to approximately $43 million.

As at August 31, 2006, the Company had approximately 20 full-time employees and approximately 15 part-time or short-term employees and consultants.

2.1         Three year history

Recent Developments

Tournigan acquired substantially all of its present assets since 2003. The Company continues to assess its property portfolio and pursue its principal goal of discovering and developing a commercial mine.

During the past three years, Tournigan has expanded its commodity profile from gold and silver and now includes uranium properties in its asset base. The Company's management believes that the acquisition, exploration and development of uranium properties presents an important opportunity due to increased worldwide energy demand, increased demand for nuclear energy as a "clean energy" alternative, a uranium demand/supply imbalance resulting in higher uranium prices, and the potential for increased demand from developing countries as they construct new nuclear power plants or enhance existing ones.

As the price of uranium had began to rise rapidly in 2003, the Company began to investigate acquisitions in the country of Slovakia, where uranium has the world's third highest consumption rate per capita and where the Company already had established operations. In addition, in 2005, the Company began exploring previously explored and developed uranium districts in politically favourable and mining friendly jurisdictions within the United States. The uranium price increase trend has continued, with the uranium price reaching US$70 per pound in December, 2006.

Fiscal 2003

In July 2003, the Company acquired 100% of Kremnica Gold a.s. ("Kremnica Gold") its wholly owned subsidiary in Slovakia, for a purchase price of $500,000. The principal asset of Kremnica Gold is the Kremnica gold project, including a 123-square-kilometre exploration licence and a 12-square-kilometre mining license that provides title to the historic Kremnica mine (now closed). In July 2003, the Company commenced a drill program at Kremnica.

Fiscal 2004

During September 2003, the Company acquired fifteen prospecting licenses in the Republic of Ireland, entitling the Company to prospect for gold, silver and base metals. The licenses were acquired at a cost of 60,000 ordinary voting shares with no par value in the capital of the Company ("Common Shares") at their fair value of $17,400. (These licences were relinquished in 2006.)

In October 2003, the Company raised $2,573,750 through a partially brokered private placement of 10,295,000 units, each unit consisting of one common share and ½ share purchase warrant. Agents received a commission of 7% of the brokered amount, plus 904,000 warrants. Funds were used to repay the $550,000 loan from Quest Capital Inc., to advance the Company's mineral projects in Northern Ireland and Slovakia, and for general working capital.

On October 1, 2003, the Company adopted a rolling stock option plan applicable to both insiders and non-insiders, under which the total outstanding stock options are limited to 10% of the outstanding Common Shares of the Company at any one time. Under this plan, the exercise price of an option shall not be less than the discounted market price at the time of granting, or as permitted by the policies of the TSX Venture Exchange, and an option's maximum term is ten years from the grant date.

In January 2004, a preliminary assessment of the Sturec deposit within the Kremnica project was completed by Beacon Hill Consultants (1988) Ltd. This preliminary assessment produced a more cost-effective open-pit waste stripping ratio than previously estimated and indicated that a 36% larger conceptual resource was contained within the boundaries of the Sturec open-pit model.

On February 11, 2004, the Company received an updated resource estimate on the Sturec deposit of the Kremnica project. The NI 43-101 technical report was prepared by Beacon Hill Consultants (1988) Ltd. and reported a higher grade and increase over the previous indicated resource estimate. The re-calculation delivered a 10% increase in overall ounces at the 1 gram cut off, as well as a 10% increase in grade and a 114% increase in tonnes in the indicated resource category.

On February 12, 2004, the Company signed a letter of intent with Strongbow Exploration Inc. ("Strongbow") to acquire Strongbow's wholly-owned subsidiary, Ulster Minerals Limited ("Ulster"), a Northern Ireland corporation which holds the exploration licenses covering the Curraghinalt gold project in County Tyrone, Northern Ireland. Closing took place on December 16, 2004. Consideration for the acquisition of Ulster was 5,000,000 Common Shares at their fair value of $2,350,000.

Should the board of directors decide to initiate construction of a mine at Curraghinalt, the Company must issue an additional 5,000,000 Common Shares to Strongbow. Pursuant to a royalty agreement between Ulster and Minco plc, a 2% net smelter return royalty would also be required to be paid to Minco plc. In addition, the Company must pay Strongbow 20% of the tax savings from certain of Ulster's tax loss carryforward benefits when utilized. The tax loss carryforwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects.

In December 2006, the Company entered into discussions with Strongbow to renegotiate the Ulster acquisition agreement. The Company plans to continue with its exploration at Curraghinalt.

On February 18, 2004, the Company agreed to sell its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor Securities Limited ("Condor"), a private Australian corporation, for consideration of 8,000,000 Common Shares of Condor at a fair value of $200,000. At the time of the agreement, the investment in Condor represented 24% of Condor's outstanding Common Shares. However, management did not consider the investment to be an equity investment because the Company did not have, nor did it have the ability to exercise, significant influence on the affairs of Condor. Post-closing terms of the agreement required that Condor list its Common Shares on a Canadian or Australian stock exchange. If Condor did not meet this condition, then the projects would have been returned to the Company and the Company would have been obligated to reimburse the expenses incurred by Condor on the projects. The Company had incurred total costs of $197,843 on the projects. In fiscal 2005, the listing requirement under the agreement was removed. In fiscal 2006, Condor successfully listed its securities on the AIM market of the London Stock Exchange under the symbol "CNR". Pursuant to an agreement with Condor and its brokerage house, the Company agreed not to sell its shares prior to May 31, 2007 without the prior written consent of Condor. As at August 31, 2006, the market value of the shares was $679,915.

In March 2004, the Company received a preliminary assessment of the Sturec deposit in the Kremnica gold project. Beacon Hill Consultants (1988) Ltd. were engaged to update and upgrade a scoping study completed by them in 1998 on Kremnica, utilizing the re-calculated resource estimate from the NI 43-101 Technical Report. A new optimized pit was produced which resulted in a conceptual mineable resource at Sturec.

On April 2, 2004, James Walchuck was hired as VP Mining.

In May 2004, the Company raised $4,624,248 through a partially brokered private placement of 10,276,107 units, each unit consisting of one common share and ½ share purchase warrant. Agents received a commission of 8% of the brokered amount of the financing, of which $278,315 was paid in cash and $91,625 was paid in 203,610 additional units. The private placement funds were raised to conduct initial pre-feasibility studies on the Company's Curraghinalt gold project in Northern Ireland, to fund a drill program at the Kremnica gold project in Slovakia, and to provide general working capital.

Fiscal 2005

On October 8, 2004, the Company graduated to a Tier 1 listing on the TSX Venture Exchange.

In October 2004, the Company received assay results from the deepest drill hole completed to that date on the Curraghinalt gold property. Results showed that all of the main resource veins extend to a much greater depth than was previously defined. Included were discovery of a new vein, increased vein-widths of existing veins, and demonstration that the veins continue across an important fault structure known as the Kiln Shear. The most significant intercept was at the No. 1 vein, grading 66.95 grams of gold per tonne over 1.32 metres 417 metres down-hole and 390 metres below surface.

In December 2004, a non-brokered private placement of 5,000,000 Common Shares was completed at $0.40 per share for gross proceeds of $2,000,000. A finder's fee, consisting of 6% of the gross proceeds in cash and 100,000 Common Shares, was paid to a third party.

In January 2005, the Company reached an agreement in principle ("AIP") with the Police Service of Northern Ireland which will permit Tournigan to use commercially-proven, cost-effective modern blasting technology at Curraghinalt both in respect of its present exploration activities and any future mining activities which may be undertaken at Curraghinalt.

On January 27, 2005, the Company received an NI 43-101 technical report on an updated resource estimate of the Curraghinalt gold project. This independent report was prepared by John V. Tully and Associates and indicated good potential to add additional resources both at depth and along strike within the existing vein structures at Curraghinalt. In addition, the report said the potential to develop new veins in the hanging wall and footwall of the known vein structures is considered to be excellent. The technical report gave an inferred resource estimate of 262,108 ounces of gold contained in 527,700 tonnes at a grade of 15.45 g Au/t and at a cut off grade of 6.0 g Au/t.

On March 30, 2005, the Company completed an earn-in agreement with GEO-TECHNIC-Consulting spol. s.r.o. ("GTC") through which it can acquire up to a 100% interest in the Brehov precious metals and VMS property located in Slovakia. The Brehov property consists of an exploration licence under the earn-in agreement and also the surrounding Novosad exploration licence wholly-owned by the Company, which expires in June 2008 with Company renewal options. Aggregate Novosad licence and work commitments are up to approximately $65,000 per annum.

In 2005 the Company paid $5,000 and issued 50,000 Common Shares to GTC. Under the terms of the earn-in agreement, the Company earned a 35% interest in the first year of the agreement by incurring $25,000 in exploration expenditures, with GTC as the contractor. In the second year, the Company can increase its interest to 70% by paying $20,000 to GTC and incurring exploration expenditures of $50,000. The Company may purchase the remaining 30% by paying GTC cash or shares totalling $50,000 and by granting a 2% net smelter return royalty to GTC. The Company may purchase this royalty for $50,000 and the issuance of 50,000 Common Shares.

On May 4, 2005, the Company announced the appointment of James Walchuck as President.

On June 7, 2005, the Company acquired a 100% interest in the Jahodna uranium property located in eastern Slovakia. The property is located within the Cermel exploration licence, which expires in April 2009 with Company renewal options. The acquisition cost of the property was nil.

Licence fees and work commitments are up to approximately $41,000 per annum. In September 2005, the Company commenced a drill program on the Jahodna property.

In June 2005, the Company acquired 100% interests in the Novoveska Huta and the Svabovce and Spissky Stiavnik uranium properties, all located in eastern Slovakia. Past production was recorded on each of these properties. Acquisition costs were nil. The Novoveska Huta property is included within the Spisska Nova Ves mining and exploration licence. The Svabovce and Spissky Stiavnik uranium properties are included within the Spisska Teplica exploration licence. Both the Spisska Nova Ves and Spisska Teplica exploration licences expire in May 2009, with Company renewal options. In August 2006, the Company acquired a 100% interest in the Kluknava licence, also in eastern Slovakia, which expires in August 2010, with Company renewal options. The acquisition cost of this property was nil. Aggregate licence fees and work commitments for these other Slovakian uranium properties are up to approximately $86,000 per annum.

In June, 2005, the Company entered into an option agreement with Sweetwater River Resources LLC ("Sweetwater") to acquire up to a 100% interest in Sweetwater's Wyoming uranium properties and additional properties acquired by Sweetwater subject to the Company's pre-approval. The Company paid US$140,000 and issued 200,000 Common Shares to Sweetwater, and is required to make anniversary payments of US$25,000 (paid), US$50,000, and US$50,000 at the end of the first, second, and third years respectively, to earn an 85% interest in the claims. The Company would then have the right to purchase the remaining 15% interest in the claims by making a payment to Sweetwater in cash or shares, based on an independent valuation.

The Wyoming uranium mining claims portfolio consists of six groups totalling 601 federal lode claims within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts. In December, 2005, Sweetwater acquired 272 federal lode mining claims in the Southern Black Hills area of South Dakota. In May, 2006, Sweetwater acquired 413 federal lode mining claims in the Colorado Plateau area of Arizona. Annual Sweetwater claim fees are approximately US$165,000.

On August 31, 2005, the Company issued 5,000,000 Common Shares in connection with a non-brokered private placement of 5,000,000 units at $0.40 per unit for gross proceeds of $2,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.55 per share until August 31, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. No finder's fee or commission was paid on the transaction.

Fiscal 2006

On September 8, 2005, a non-brokered private placement of 5,000,000 units at $0.40 per unit was completed for gross proceeds of $2,000,000. Each unit consisted of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.55 per share until September 8, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. A finder's fee of $140,000 was paid to a third party. The funds were raised to conduct exploration on the Kremnica gold project in Slovakia and Curraghinalt gold project, and to provide general working capital.

On September 21, 2005, James Walchuck, former President and Chief Operating Operator of the Company, was appointed President and Chief Executive Officer. Damien Reynolds, former Chief Executive Officer of the Company was appointed Chairman, replacing Hein Poulus who remains as a director.

On September 30, 2005, a non-brokered private placement of 3,500,000 units at $0.50 per unit was completed for gross proceeds of $1,750,000. Each unit consists of one common share and one-half of a warrant, each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until March 31, 2007. The Company may require the warrants to be exercised any time after the trading price of the Company's shares exceeds $1.00 per share for 30 consecutive trading days. Finders' fees of 75,000 units and $37,500 were paid to third parties.

On November 30, 2005, the Company received US $600,000 in settlement of a US $750,000 promissory note that had been fully provided for in 2001.

On February 22, 2006, the Company completed a brokered private placement of 31,207,000 special warrants at a price of $1.45 per special warrant, to raise gross proceeds of $45,250,150. On May 24, 2006, each special warrant was exchanged for one common share. A cash commission of $2,715,009 (6% of the gross proceeds) was paid to the underwriters. In addition, the underwriters received 936,210 agents' warrants exercisable at $1.65 until February 22, 2008.

In March 2006, the Company received a resource estimate for the Jahodna uranium deposit. The estimate is in compliance with CIM standards and was included in an NI 43-101 technical report completed by ACA Howe International Ltd., of London, U.K. Data from the Company's 2005 drilling program verified the historical drilling results and was also used in the resource calculation. The estimate reported an inferred resource of 1,256,000 tonnes with a grade of 0.066% U3O8 for 18,184,125 pounds U3O8 at a cut off grade of 0.035%.

On April 4, 2006, the Company announced the appointments of Stephen Stine as VP Corporate Development and Joseph Ringwald as VP Technical Services.

On April 27, 2006, the Company received a preliminary assessment of the Jahodna uranium deposit by ACA Howe International Ltd. The assessment was included in an NI 43-101 technical report and provides conceptual economic parameters for a future uranium mine at Jahodna, including an internal rate of return of 44% after-tax, using a uranium oxide price of US$35 per pound. The technical report was revised on May 11, 2006. The calculation is based on the Jahodna Inferred Resource estimate dated March 2006 and does not include any possible future molybdenum by-product credits.

On May 11, 2006, the Company received a revised resource estimate on the Kremnica gold project, contained in an NI 43-101 technical report prepared by Beacon Hill Consultants (1988) Ltd. The estimate reported: a measured and indicated resource of 958,200 ounces of gold contained in 18,807,000 tonnes with at a gold grade of 1.59 g/t, a silver grade of 12.78 g/t, at a cut off of 0.75 g/t gold equivalent; and an inferred resource of 271,500 ounces of gold contained in 6,398,000 tonnes at a gold grade of 1.32 g/t, and a silver grade of 7.42 g/t, at a cut off of 0.75 g/t gold equivalent.

On May 11, 2006, the Company received a revised resource estimate for the Jahodna uranium deposit. The estimate is in compliance with CIM standards and was conducted by ACA Howe International Ltd., of London, U.K. Data from the Company's 2005 drilling program verified the historical drilling results and was also used in the new resource calculation. The estimate reported an inferred resource of 1,256,000 tonnes at a grade of 0.066% U308 for 18,184,125 pounds U308 at a cut off grade of 0.035%.

On May 24, 2006, the Company received a final receipt for a short form prospectus filed in connection with its private placement of special warrants which closed on February 22, 2006. The prospectus qualifies the distribution of 31,207,000 Common Shares that will be issued upon the exercise of the 31,207,000 special warrants issued in connection with the private placement.

In June 2006 the Company entered into an earn-in agreement with AuEx Ventures Inc. ("AuEx") over a portfolio of three gold and gold-silver exploration properties in Nevada, USA Pursuant to the agreement, the Company will be the operator. A company related to AuEx provides project management services.

Under the terms of the earn-in agreement, the Company has an option to earn a 51% interest in the portfolio by spending US$1,000,000 in exploration on each property within five years. The Company paid AuEx US$35,000 on execution of the agreement and is required to fund a minimum aggregate US$100,000 of exploration in year one of the agreement, a minimum aggregate US$250,000 in year two, and minimum US$150,000 in year three.

Upon vesting a 51% interest in a property, Tournigan may then elect to earn an additional 9% interest (60% total) by spending an additional US$1,000,000 within three years on each property vested and may earn an additional 10% interest (70% total) by funding all expenditures through completion of feasibility studies and by arranging project financing. At that point both parties will contribute financially to operations according to respective percent ownership.

The Company may acquire a 51% interest in additional properties within the area of interest by making a one-time payment to AuEx of US$10,000 and funding aggregate expenditures of US$500,000 in exploration on the new properties, within five years from the date of identifying the properties. Minimum aggregate exploration expenses of US$50,000 per year would be required to be made on these additional properties during the five-year period.

In July 2006, the Company continued its exploration activities in Northern Ireland, commencing a drill program on the East Extension of the Curraghinalt gold deposit.

In August 2006, the Company acquired the Kluknava uranium licence in Slovakia and identified the Novoveska Huta-Jahodna mineralized Permian trend that includes the Kluknava, Jahodna, and Novoveska Huta licences.

On August 2, 2006, the Company announced the appointment of Hans Retterath as CFO. On October 12, the Company announced the appointment of Patrick Soares as VP Investor Relations. On October 18, 2006, the Company announced the resignation of Damien Reynolds from the Board of Directors.

2.2         General

The Company is a mineral exploration company with a primary focus on exploring two mineral projects in Europe: the Jahodna uranium deposit and the Kremnica gold project, both located in Slovakia. The Company's assets also include the Curraghinalt gold project in Northern Ireland, additional Slovakian uranium properties, uranium and gold properties in the USA and base metals properties in Slovakia and Northern Ireland.

2.3         Risks

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Mineral Resources and Recovery Estimates

Disclosed resource estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The mineral resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

Licenses and Permits, Laws and Regulations

The Company's mining operations and exploration activities in Europe and North America require permits from various government authorities, and are subject to extensive federal, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. Tournigan draws on the expertise and commitment of its management team, their advisors, and its employees and contractors to ensure compliance with current laws and fosters a climate of open communication and co-operation with regulatory bodies.

The Company believes that it holds all necessary licences and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to maintain or obtain all necessary licences and permits that may be required to explore and develop its properties, commence construction or continue operation of mining facilities.

The acquisition of title to mineral concessions in Europe is a detailed and time consuming process. Title to, and the area of, mining concessions may be disputed. Tournigan has diligently investigated title to all mineral concessions and obtained title opinions with respect thereto and, based upon such opinions, the Company believes that title to all properties covering its mineral resources and reserves are in good standing; however, the foregoing should not be construed as a guarantee of title to those properties.

Potential project sites in Northern Ireland, Slovakia and North America may be subject to dispute, prior unregistered claims, or native land claims and ultimate transfer to the Company may be affected by undetected defects. Such claims or defects could materially adversely affect one or more of the projects and the Company's financial performance.

Foreign Labour

Metal exploration and mining continues to be a labour-intensive industry. As the demand for gold, energy and base metals has increased, many producers have attempted to increase production, which has resulted in a competitive market for the limited supply of trained metal miners in Slovakia, Northern Ireland and the USA In some cases, this market situation has caused compensation levels to increase, particularly for "skilled" positions such as electricians and mine foremen. To maintain current exploration levels and to potentially achieve production, the Company may be forced to respond to these increases in wages and other forms of compensation, and related recruiting efforts by the Company's competitors. Any future shortage of skilled miners, or increases in the Company's labour costs, could have an adverse impact on the Company's labour productivity and costs and on the Company's ability to operate profitably.

Exploration results

The expenditures to be made by the Company in the exploration of its gold, energy and base metals properties located in Slovakia, Northern Ireland and North America, as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Mineral prices

The mining industry is intensely competitive and even if commercial quantities of gold, uranium or base metals are developed, a profitable market may not exist for the sale of same. If a profitable market does not exist, the Company could have to cease operations.

Environment

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. There can be no assurances that the Company will be at all times in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Competitive Conditions

The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Foreign Activities

The Company operates in Slovakia, Northern Ireland and the United States and, from time to time, in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest such as non-governmental organization activities, political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavourable political climate may ma ke it difficult for the Company to obtain financing for projects in some countries.

Operating in Emerging Markets

Because of its relatively recent transition to a market economy, Slovakia is subject to many risks, which may not be as prevalent in mature markets. These risks include:

  adverse changes in the market's economic and governmental policy;

  consumers with relatively low levels of disposable income;

  relative instability of new institutions;

  shifts in regulation the Company cannot predict;

  inconsistent application of existing laws and regulations; and

  slow legal remedies.

Slovakia joined NATO and the EU during 2004; the political and economic impact is still uncertain.

Dependence on Outside Parties

The Company has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Dependence on Key Personnel

The Company is dependent upon retaining the services of a small number of key management personnel of the appropriate calibre as the business develops. The loss of any of these key personnel, if not replaced, could have a material adverse effect on Tournigan's business and its operations. The Company currently does not have key person insurance on these individuals. Further, no assurance can be given that the Company's business plans can be successfully implemented in the future, that individuals with the required skills will continue their association or employment with the Company, or that replacement personnel with comparable skills can be found. While the Board will seek to continue to ensure that directors, officers and key employees of the Company are appropriately incentivized, their services cannot be guaranteed.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.

Foreign currency exchange

The Company maintains its accounts in Canadian dollars. The Company's operations in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. The Company's operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovakian Koruna, the US Dollar, the Great Britain Pound and the Euro.

Legal Proceedings

The nature of the Company's business may subject it to regulatory investigations, claims, lawsuits, and other proceedings. The results of these proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

Credit

The Company is exposed to credit risk on its investment portfolio. The Company's investments are all rated R-1 high, the highest rating for money market investments.

Interest rate

The Company's short-term investments are discount notes that earn a fixed rate over less than a six month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company's future interest income is exposed to changes in short-term rates.

Indemnification of officers and directors

The Company's Articles of Continuation contain provisions that state, subject to applicable law, the Company shall indemnify every director or officer of the Company, subject to the limitations of the Yukon Business Corporations Act, against all losses or liabilities that the Company's director or officer may sustain or incur in the execution of their duties. The Company's Articles of Continuation further state that no director of officer shall be iable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of their duties if they acted honestly and in good faith with a view to the best interests of the Company. Such limitations on liability may reduce the likelihood of litigation against the Company's officers and directors and may discourage or deter its shareholders from suing the Company's officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price that would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price will not occur.

Stock dilution

Because the success of the Company is highly dependent upon its employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase Common Shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.

Dividends

There can be no assurance that the Company's Board of Directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

2.4         Material Mineral Properties

In an effort to reach its objective of building a mining company, Tournigan is presently focused on exploring two mineral projects in Slovakia: the Jahodna uranium deposit and the Kremnica gold project. As defined by NI 43-101, the Company considers these to be material properties.

Jahodna Uranium Project, Slovakia

The Company has a 100% interest in the Jahodna uranium deposit, which is located in Eastern Slovakia. The project is within the 32-square-kilometre Cermel exploration licence, held by the Company's 100% owned subsidiary, Kremnica Gold a.s.

ACA Howe International Ltd. completed a preliminary assessment of the potential economics of the Jahodna project, using data from a resource estimate calculated in March 2006.

The following is the Summary extracted from a technical report dated May 11, 2006 and titled, "Technical Report for Preliminary Assessment of the Jahodna Uranium Project, Slovakia", which was prepared in accordance with NI 43-101 by ACA Howe International Ltd. The report includes a uranium resource estimate for the project, and can be viewed under the Company's profile on the SEDAR website at www.sedar.com. The Summary has been reordered and headings have been inserted for ease of reference.

ACA Howe International Ltd., of UK, were commissioned by Tournigan Gold Corporation in October 2005, to undertake a resource estimate and prepare a technical report in accordance with Canadian National Instrument 43-101, on the Jahodna uranium project in Slovakia. The author of the geological parts of this report, David Pelham, a geologist of ACA Howe International Ltd., and an independent Qualified Person as defined by National Instrument 43-10, was contracted by ACA Howe International to calculate the estimate, and compile and write this report. Included in this report is a further report entitled Jahodna Preliminary Assessment dated 25 April 2006 by Julian Bennett and Dr. R. Balakrishnan. This covers the operational assessment of a possible future operation.

The first author visited Slovakia for approximately two weeks during October 2005. During this time, he spent time at the offices of Tournigan's 100%-owned subsidiary, Kremnica Gold a.s. in Kremnica, Slovakia and of Koral SRO in Spisska Nova Ves, Slovakia. A one day visit was made to the project area, to make geological ground traverses and examine drill core from the new drill hole named KG-J-1. Since returning to the UK, the author has compiled relevant data, assisted with various aspects of digital mapwork, and written the 43-101 report. Other resource calculation and map drafting work for this report was completed by geologists of ACA Howe International Ltd. in Berkhamsted, UK.

No other site visits were made by ACA Howe International personnel.

Much of the content of the report relies on English translations of previous reports in Slovak. While it is felt that previous work undertaken in the area, in general, probably conformed in detail to the exploration and evaluation regulations in force in Slovakia at that time, there is probably much detail of past work that has not yet been translated into English, so it was difficult to obtain or evaluate for the purposes of this report.

In addition to these, conversations were held, through an interpreter, with a number of Slovak technical personnel who had previous involvement with the Jahodna project. Since the author only spent two weeks in Slovakia, and less than one day on site at Jahodna, heavy reliance has been placed on the various sources of data mentioned above.

Property Description and Location

The Jahodna property is situated in East-Central Slovakia. Topographically, the region forms part of the Western Carpathian mountain chain. The actual surface is undulating, with little or no outcrop and deep soil cover. The vegetation is a type of mature mixed woodland, being made up mostly of broadleaved types, but also lesser conifers. The forest is in fact part of a minimally-classified forestry reserve, though according to the Tournigan staff in Slovakia, this should not pose a prohibitive problem with regard to planning permission for exploration or mining development activities.

The Jahodna property is situated some 10-15 km NW of the large town of Košice, a regional centre in East-Central Slovakia. The Jahodna property is relatively accessible, and lies quite close to the regional main road between Kosice in the SE and Spisska Nova Ves in the NW. From this main road, a network of minor unsurfaced tracks traverse the forest, and give access to the project area.

The full title of the current exploration license that hosts the Jahodna project is titled "Cermel-Jahodna – U-Mo, Cu ores", and it was granted on March 21st 2005 by the Geology and Natural Resources Department at the Ministry of Environment of the Slovak Republic. The period of validity of the licence is four (4) years, and various conditions were attached to the granting of the exploration licence. Tournigan has a 100% interest in the Cermel-Jahodna exploration licence. To the author's knowledge, the company has complied with all the required conditions.

The climate is essentially Central European, but is moderated by the 600m altitude. In effect this gives the area cold winters, with snow on the ground between about December and March. The mean January temperature is around -5° C, and the mean July temperature is 19° C. Total annual precipitation is 700 to 800 mm, with over 30 mm precipitation falling as snow in January.

Geology and Mineralization

The Jahodna uranium deposit belongs to a belt of U-Mo deposits, of Lower Permian age, within the western Carpathians of Slovakia. These deposits are largely stratabound bodies within volcanosediments of Permian age. It appears that the U-Mo mineralization at Jahodna was disseminated within the volcanosedimentary pile, and was subsequently enriched into stratabound zones by post depositional geological activities.

The Jahodna deposit appears to occupy an open-space fill, on a geological contact between an overlying competent meta-andesitic volcanic unit, and an underlying meta sediment unit. Tectonic disturbances have also resulted in slaty cleavage and well developed shistosticy in places and fault offsets, some of which disrupt the main deposit. The deposit is partially blind at the surface. Uranium mineralization detectable with a hand-held scintilometer outcrops along the meta-andesite – meta-sediment contact above the deposit.

The deposit area is covered by thick soils, with extensive forest cover at surface. The deposit has a NW-SE strike, and a steep dip to the SW. The overall dimensions of the main deposit established to date are some 500 m x 500 m in longitudinal section, and an average of about 2.5 m in thickness. There are also minor mineralized zones in the hanging wall of the main deposit, though their relationship to the main deposit is still uncertain.

The Jahodna uranium deposit represents a difficult exploration target, since it is partially blind and deep-lying, in hilly terrain with deep soil cover and thick forest at surface. At these elevations, snow lies on the ground during the winter, sometimes for more than 3 months per year. A combination of these factors virtually negates surface exposure, and makes useful surface mapping harder to achieve. Furthermore, the geology of the deposit itself is in some ways complex, and is as yet incompletely understood. As detectable mineralization does outcrop in places along the favourable stratigraphic horizon (meta-andesite – meta-sediment contact) it may be possible to explore for additional mineralization along strike by prospecting the meta-andesite – meta-sediment contact with a hand-held scintilometer and conducting ground radiometric and/or soil-gas (radon) surveys.

The complex mineralization at Jahodna comprises U-Mo-Cu, with lesser Fe-Pb-Ti-P-Ba. The mineralization at Jahodna has been desc ribed as a "Saddle Hills analogue", after the Saddle Hills uranium deposit in Mongolia. Although there is insufficient detailed information to fully back this up, there would appear to be some broad similarities between Jahodna and the Saddle Hills type deposits. The Jahodna deposit itself is a high grade deposit.

Exploration – previous operators

In many ways, it is to the credit of Uranovy Prieskum that they discovered the Jahodna deposit at all. Such are the complexities of the setting of this deposit that it was only after considerable exploration drilling that it was discovered in the 1980's. Following airborne radiometric surveys and ground follow up radiometric surveys, the best way forward was found to be to systematically drill the airborne and ground anomalies. Consequently, on the Jahodna project, a total of 53 exploration holes, totalling over 17,000 m of drilling, were completed between 1985 and 1991.

Having established that deep drilling was the best way to evaluate the Jahodna deposit, it has to be said that the drilling undertaken by Uranovy Prieskum was challenged in some key respects. Their pre-wireline, thin-walled, conventional B-size drill string deviated considerably from the targets, often intersecting the mineralized horizon many tens of metres or more from the intended point of intersection. In a deposit where it would appear that post-mineralization normal faulting has broken up the deposit zone into blocks, the positions of which are likely to be of critical importance at the mine planning stage, this lack of directional drilling control was unfortunate. Perhaps largely because of the directional problems with the earlier drilling, the resulting drill cross sections of the original evaluation were overall not normal but somewhat oblique to the plane of the deposit.

This affects the quality and reliability of the samples from this drilling and therefore influences the reliability of calculated resource estimates.

Furthermore, in drilling a strongly foliated, tuffaceous meta-volcanosedimentary sequence, the core recovery of the drilling was generally poor. This was unfortunately particularly the case in the mineralized zone, where shearing on the base of the meta-andesite unit resulted in strongly broken ground in places, and consequently core recoveries in the region of no more than 50% (though this was improved towards the very end of the drilling after 1990). For this reason, there were apparently no complete mineralized zone intersections from the original 14 holes drilled in the immediate vicinity of the Jahodna deposit.

With a record of persistently poor core recovery in the mineralized zone, the only way to attempt to establish the average widths and grades of the mineralized zone was by down hole radiometric logging. Fortunately this technology appears in itself to have worked well – though it has to be emphasised that there were no complete, assayed borehole intersections at Jahodna against which to calibrate the gamma logger response. However, all aspects of the tonnage and grade calculation at Jahodna appear to have adhered to strict technical guidelines set down by the national mining regulatory bodies at that time, and also drew on former radiometric logging experience of drilling and mining similar deposits within the country.

Within the area of the Jahodna deposit itself, the past drilling has been both irregularly and quite widely spaced. It would seem that by the traditional Czech type reserve classification this stratiform but irregular replacement type body was categorised as a "Z-3 reserve", equating to a Soviet type "C2 reserve" or an "inferred resource" under CIM classification.

One prominent feature highlighted by the drilling at Jahodna is the poor ground conditions existing in much of the ground near the deposit itself. However, these bad ground conditions appear to be largely restricted to the thick hanging wall volcaniclastic sequence. Although the mineralized zone itself appears to be tectonised, it seems to be largely supported by the more competent meta-andesitic body which immediately overlies it.

For reasons including core recovery, limited geological / structural interpretation and poor ground conditions, in terms of systematically establishing the true average grades of the mineralized zone at Jahodna, or important geological aspects like the detailed positions of cross faults, the earlier drilling undertaken by Uranovy Prieskum would, in the writer's opinion have to be regarded as somewhat preliminary in nature.

The first major resource calculation was undertaken in 1996 by Jozef Daniel, a geologist experienced in the uranium industry of the former Czechoslovakia. The tonnage and grade calculation was updated in 2005 by the same author, in a report entitled "Calculation of Reserves Deposit Kosice I, U – Mo Ore", which was translated into English. This calculation derived the following summarized figures:

  Variant I – (0.015% U Cutoff) – 2.188 Million tonnes at 0.329% U to derive an in situ figure of 15.876 Million lbs of U.

  Variant II – (0.030% U Cutoff) – 1.396 Million tonnes at 0.472% U to derive an in situ figure of 14.528 Million lbs of U.

Note that the Slovak category of Z-3 is roughly analogous to the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definition of inferred resource. Although this previous work is considered relevant, exploration did not result in a current resource estimate and these are not CIM defined resources, therefore readers are cautioned not to rely upon these estimates.

Molybdenum grade calculations were made as well as uranium (with a calculated average figure of 0.38% Mo). However, with the poor core recovery, and lack of an alternative method for determining Mo grades, the volume of data available to determine Mo grades was reduced, for which reason the Mo grades calculated are regarded as less reliable than the uranium. There is also an unresolved question regarding the detailed distribution of the Mo mineralization within the Jahodna deposit.

Current Exploration

Three deep diamond drill holes (totalling 1,364.90m) have recently been drilled by Tournigan into the Jahodna deposit. The purpose of these holes was to provide preliminary confirmation of the thickness and average grade of the deposit. In contrast to the earlier drilling of the 1980s, this recent drilling achieved good directional control and excellent core recovery. Assay results from this drilling substantially confirmed previous drilled widths and uranium grades.

Resource Estimate

Since the previous resource calculations at Jahodna were based on a large volume of detailed data, parts of which were not available for examination, it was not possible to conduct a full recheck of all data pertaining to the former resource calculations. For this reason it was decided by ACA Howe to undertake an in-house Micromine computer study of the available Jahodna drill data, in order to make an independent assessment of the previous resources calculation.

Accordingly, a Polygonal Wireframe Resource Estimate (PWRE) was calculated for the Jahodna Resource, using data from thirteen (13) historical drill holes over the project. The thirteen deep historical drill holes, amounting to some 6,290 m of drilling, covered the main part of the Jahodna deposit, though the wireframe model was somewhat constrained in that it did not have all the deposit edge data used for the earlier estimates. Nevertheless, the PWRE appears to have broadly confirmed the tonnage and grade estimates.

The PWRE work was conducted in two phases – firstly, using only the original Jahodna drill hole data, and secondly, introducing the three new boreholes drilled by Tournigan Gold Corporation. In both cases, the PWRE appears to have broadly confirmed the prior tonnage and grade estimates.

The recent PWRE resource calculation dated March 28, 2006, using the new Tournigan drilling results, can be summarized as follows:

  (0.030% U cutoff) -1,256,088 tonnes @ 0.56% U to give 15,510,172 lbs of contained uranium.

Historically, uranium resources were quoted in Central Europe as contained uranium metal (U), while in the Western World it is general convention to quote resources as uranium oxide (U3O8). The above resource estimate is therefore presented below as U3O8 using a standard conversion factor of 1.1724:

  (0.035% U3O8 cutoff) - 1,256,088 tonnes @ 0.66% U3O8 to give 18,184,125 lbs of contained U3O8.

Conclusions and Recommendations

Taken together, it would appear that the recent PWRE work on the original Jahodna data, the new Tournigan drilling and the updated PWRE model have all broadly confirmed the prior tonnage and grade estimates at Jahodna using the same cut-off grade of 0.035% U3O8. Based on this, it is reasonable to state that all this work confirms the tonnage and grade estimate at Jahodna as an "inferred resource".

Although surface exploration at Jahodna is made difficult by a number of factors (deep soil cover, very little outcrop, extensive forest cover etc), there are possible ways where further work at surface might be feasible. Prospecting along the meta-andesite – meta-sediment lithologic contact with a hand-held scintilometer and conducting surface radiometric and/or soil-gas (radon) geochemical surveys over the favourable horizon may prove effective as surface exploration techniques. The accurate positioning of the large cross faults is a critical factor. One possibility to consider may be to use high resolution aerial photography and / or satellite imagery flown during the 'Spring window' – when the snow has melted but before the forest vegetation has grown. In this way a working geological / structural model of the area can be developed, to be modified with the results of the ongoing drilling program. If the remote sensing methods mentioned above are not feasible, another method to pinpoint fault structures may be to undertake detailed ground magnetic surveys, though a tight grid (eg. 50 m x 10 m or 50 m x 25 m) would be recommended.

It was recommended that a conceptual mining study be undertaken at Jahodna. The purpose of such a study would be to give exploration guidance, at a relatively early stage of exploration, to an apparently attractive project in a geographic area where mining operations were not previously costed to the same degree as in the west. Results of the study appear later in this report.

Even though the work to date suggests that the Jahodna deposit can be regarded as an inferred resource, much more exploration work is recommended in order to upgrade the confidence level of the resource to the indicated category. Specifically, a substantial drilling program is recommended, in order to effectively drill the deposit on 50 m centres. This will achieve sufficient drilling density to increase the level of confidence in grade and geological continuity through the deposit, and may facilitate an upgrading of the resource classification to "indicated."

In view of the deep, narrow and steep-dipping nature of the deposit, intensive drilling from surface on 50 m centres is not recommended. Drilling from surface to give 50 m centre coverage would involve some 85,000 m of drilling, resulting in a high drilling cost in the region of USD 7.6 million. Therefore, an initial phase of in-fill and step-out diamond drilling within and immediately along strike of the deposit should provide more even-spaced drill intercepts along the strike of the deposit at two depth-horizons as well as test presently un-tested gaps in the resource block that we believe are possibly mineralized.

Instead it appears appropriate, following a further limited program of deposit outline drilling, to embark on a program of underground development, in order to facilitate a drilling program from underground. Such underground access would enable 50 m centre drilling using only some 39,000 m of drilling (as opposed to 85,000 m of drilling from surface), and equating to a cost of approx. USD 4.9 million (ie. a 35% cost saving compared to the surface drilling program). It should also be mentioned that, with an average hole length less than half that of the surface drilling (ie. average length of 211 m per hole as opposed to 436 m per hole), the drill holes of the underground drilling program would be generally much more precise in intersecting their target areas.

To provide the underground access for such a drilling program, a preliminary costing has been made of an underground development program. This scenario allows for an access decline of some 2900 m, a 500 m long horizontal drive in the deposit's hanging wall, 1200 m of crosscuts for drilling access, and a 350 m ventilation raise. The preliminary costing for this program has been calculated at USD 5.5 million. Besides enabling access for underground drilling and bulk sampling, the underground access would be laid out such that it could be used for subsequent mining operations.

Besides the further detailed evaluation of the Jahodna deposit, it is recommended to undertake additional grass roots type exploration within the licence area. This is especially the case in the SE part of the license area, where former systematic exploration did not cover.

Preliminary Assessment Summary

Note that this preliminary assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The investor is cautioned that there is no certainty that this preliminary assessment will be realized.

The capital cost of building the mine and plant, including the acquisition of all operating equipment is US$29.4M. Currency factors used are those pertaining during March 2006. The capital cost is made up of US$10.2M for the mine, US$13.8 for the plant and US$5.4M for indirects and infrastructure. There are no estimates in this report of project acquisition or other past owners costs. There will be sustaining capital and replacement capital in the mine of around US$1M during year 6 as the mine becomes deeper.

The direct operating cost of mining and process is US$92.50 per tonne, made up of average mining direct costs of US$43 per tonne, process costs of US$45 per tonne and management overhead of US$4.50 per tonne.

The mining and processing costs are relatively high because of the low production rate. This production rate is determined by the nature of the mineralized zone, and is probably close to the optimum figure. Nevertheless, the ore is of high value, and it is probable that these high costs can be absorbed.

There are operating costs attributable to the need to deal with the radioactive ore. Extra precautions are specified to mitigate the affects of gamma radiation particularly, but more detailed work will need to be done on this aspect of the operation. Another contributory factor to high costs is the proposal to use a cemented fill in the stoped out areas. It is possible that cheaper alternatives might be available to reduce the high cost of Portland cement used in the estimate.

ACA Howe has assumed the availability of skilled personnel in all areas of the operation, and the obtaining of all the necessary permits and licences. This is the responsibility of Tournigan and it is assumed that this aspect of the project is being dealt with separately and with positive results.

Notwithstanding all this, there is probably a viable project to be built at this site, especially considering the strong market in uranium yellowcake. The actual value of the project will be revealed during the financial modelling phase, but it is expected that it will be positive.

Exploration and Development

Total exploration expenditures on the Jahodna property in fiscal 2006 were $1,472,205 as compared to $5,543 in 2005. Costs of development plans included verification drilling, a resource estimate released in March 2006, a preliminary assessment released in April 2006 and the 6,200-metre 2006 drilling program. Overall costs of the property are also expected to escalate as the property advances. The Company's actual expenditures were greater than those estimated in its May 16, 2006 prospectus due to both increases in drilling rates and greater number of metres drilled.

The Company's 6,200 metre in-fill and step-out exploration diamond drilling program was completed in 2006. The program was expanded to test additional strike length and to add additional holes within the in-fill portion of the program. The program was designed to test previously untested gaps within the 500 x 500 metre resource block for additional uranium-molybdenum mineralization as well as to test the extent of the mineralization along strike, approximately 250 metres to the SE and 600 metres to the NW. This was carried out as a follow -up to historic surface exploration (ground-radiometric surveys, test pits and trenches) and shallow to deep exploration drilling along wide drill-spacings that indicated the existence of uranium/molybdenum mineralization along an approximately 3,000 metre trend. As of the date of this report, assay data for some of the drill holes has been received. Contingent on results of all the final drill results, an updated resource estimate may be calcula ted, incorporating the new results into the existing resource estimate.

District-scale exploration is also planned along the 6.5 kilometre long Jahodna exploration licence and will include detailed geologic and hand-held scintilometer surveys, close-spaced ground radiometrics geologic survey and/or soil-radon gas surveys.

Regional-scale exploration composed of geologic-scintilometer and ground-radiometric surveys and airborne radiometrics and magnetics are planned for 2007 along the 55 kilometre long trend of prospective stratigraphy between the Company's Jahodna and Novoveska Huta properties.

Kremnica Gold Project, Slovakia

The Company has a 100% interest in the Kremnica gold project, which is located in Central Slovakia. The project includes a 12 square kilometre mining licence, 123 square kilometres of exploration licences and title to the historic Kremnica gold mine, not currently in production.

The Kremnica project is not known to be subject to any royalties, back-in rights, payments, or other agreements and encumbrances, excepting a payment to the Slovak State. The Slovak State is entitled to a royalty to be paid as a percentage of net profits. The rate of payment can be between 0 and 10% of net profit, but is open to negotiation between a mine owner and the State. In the case of the Kremnica project, it is expected that the payment would be approximately 3% of net profit.

The following is the Summary extracted from the technical report dated May 11, 2006 and titled, "Revised Mineral Resource Estimate – Kremnica Gold Project", which was prepared for the Company in accordance with NI 43-101 by Beacon Hill Consultants (1988) Ltd. The report includes an updated resource estimate for the project, and can be viewed under the Company's profile on the SEDAR website at www.sedar.com. The Summary has been reordered and headings have been inserted for ease of reference.

Purpose of Report

Beacon Hill Consultants (1988) Ltd. was commissioned by Tournigan Gold Corporation to complete a prefeasibility study on the Sturec deposit, Kremnica Gold Project. As part of this study a revised mineral resource estimate has been completed. This report is the subject of the revised mineral resource estimate. The prefeasibility study is continuing and is scheduled to be completed by December 2006.

Property Description and Location

The Kremnica Gold Property is located 190 km northeast of Vienna, approximately at the geographic centre of Europe. Tournigan owns 100% of the property through its Slovak subsidiary, Kremnica Gold a.s. The Kremnica deposits detailed in this report are located within the Kremnica Mining Lease (MHD -D.P. 12), dated January 21, 1961, which covers 11.79 km2. Tournigan has also secured the exploration license Lucky (14.56 km2), adjoining and to the south of the mining lease. Tournigan has in the applications process, the exploration license Lutila which lies to the south and covers the 86.37 km2 of all known mineralized areas within the Kremnica district.

Geology and Mineralization

Kremnica is a historical gold mining district located in central Slovakia, where gold mineralization is part of a Tertiary-aged epithermal gold/silver system. The Kremnica deposits have been mined intermittently for at least 600 years, ending in 1992, and yielding 1.5 million ounces of gold and 9 million ounces of silver. The known gold-silver occurrences at Kremnica are Tertiary low sulphidation quartz vein stockwork deposits, hosted within a regionally extensive zone of hydrothermally altered andesite and rhyolite volcanics.

The principal vein system has a strike length of at least 7 km, with individual vein groups up to 150 metres thickness. Veins are commonly banded and brecciated and contain numerous voids. Vein mineralogy is multiphase and comprised of quartz, calcite, adularia, sericite, illite, and chalcedony. The predominant sulfide is pyrite. Other sulfides include marcasite, galena, sphalerite, arsenopyrite, and chalcopyrite. Gold is finely disseminated and occurs freely, and associated with the sulfides.

The Šturec deposit lies along a 5 km long mineralized trend that includes several other prospective targets. Numerous targets have been identified in addition to the Šturec deposit, including the Vratislav and Wolf targets, respectively 1 km and 2 km north along the continuation of the Kremnica vein structure and a large area of strongly clay and silica altered rhyolite, referred to as Kremnica South, located south of the deposit which is believed to be prospective for several styles of epithermal gold mineralization. Previous work by Argosy Mining Corporation and consulting engineers Western Services Engineering Inc, and the Slovak State, identified mineralized zones at Vratislav and Wolf.

Results

The results of the revised estimate of the mineral resources for the Sturec deposit, Kremnica Gold project are shown below.

Summary Resources

Kremnica Gold Project
Sturec Deposit
Resource Estimate
May 11, 2006, Beacon Hill Consultants (1988) Ltd.
			Grade	Grade		Gold
	Cut-off	Quantity	Au			Equiv.	Gold	Silver
Category	g Au/t (3)	Tonnes	equiv. (3)	g Au/t	g A/t	Ounces (3)	Ounces	Ounces
Measured	0.75	7,293,000	1.96	1.75	14.24	459,400	409,400	3,339,300
Indicated	0.75	11,514,000	1.66	1.48	11.86	614,900	549,400	4,388,600
Measured and Indicated	0.75	18,807,000	1.78	1.59	12.78	1,074,200	958,800	7,727,900
Inferred	0.75	6,398,000	1.44	1.32	7.42	295,200	272,100	1,525,200

(1) Tonnes rounded to nearest 1000 tonnes, ozs to the nearest 100ozs.
(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(3) Gold equivalent calculated from silver gold ratio of 66.7:1.

Data Used for Estimate

The resource estimate includes the results of 41 infill reverse circulation drill holes completed by Tournigan in 2005 as well as 79 historical diamond drill holes, 3,148 historic underground samples and 21 historic underground drillholes. In addition, 9 bench channels were sampled which yielded a total of 317 individual samples. Drill hole spacing was reduced from approximately 100 metres by 50 metres to 50 metres by 50 metres during the 2005 infill drilling program at Sturec.

Estimate Method

The Sturec Deposit resource was estimated using MineSightTM software to produce a block model, with block sizes of 5 metres by 10 metres by 5 metres. Search ellipsoid dimensions were reduced from earlier resource estimates, providing an even more tightly constrained and robust estimate. The cut-off grade of 0.75 grams per tonne gold equivalent is similar to the effective open-pit grade cut-off from the 2004 Sturec preliminary assessment completed by Beacon Hill Consultants (1988) Ltd. Additional quality assurance/quality control work was completed, including the twinning of five historic drill holes, the re-assaying of historical sample pulps, detailed specific gravity measurements and extensive documentation and relogging of historical drill core.

Tournigan Exploration and Development

Total expenditures at Kremnica for fiscal 2006 were $3,324,882 compared to $1,922,865 in 2005, comprised mainly of the pre-feasibility study, a drill program that was completed at Sturec in December, consulting fees and salaries, and engineering studies. To August 31, 2006, the Company incurred pre-feasibility study costs of approximately $465,000. The Company expects total pre-feasibility study costs to be approximately $575,000 as compared to the $538,500 estimate in its May 16, 2006 prospectus. As pre-feasibility/feasibility work advances to full feasibility stage, expenditures are expected to continue to escalate, in particular, consulting fee expenses.

The Company has retained Beacon Hill Consultants (1988) Ltd. to complete a pre-feasibility study for the Sturec deposit at Kremnica, as a follow up to its preliminary assessment completed in February, 2004. This study is expected to be available in December 2006.

An environmental baseline sampling and data collection study of the project is being prepared by Golder Associates as part of the environmental and social impact assessment ("ESIA") that is a component of the pre-feasibility study. Golder is also conducting the socio-economic study required as part of an EIA. To complement this work, a Slovakian public relations firm has been engaged to publicize information on the property to the community on a regular and ongoing basis.

Contingent on positive results of the pre-feasibility study, a feasibility study may be commissioned. Field work for a feasibility study is in progress. Geotechnical and condemnation drilling took place in the summer of 2006. Condemnation drilling resulted in the discovery of low-grade gold mineralization associated with a north-south structural zone along the southwest side of Certov Hill and adjacent to the east side of the proposed tailings disposal site.

Exploration Targets

The Company's resource estimates have focused exclusively on the Sturec zone at Kremnica and do not include data on the Vratislav and Wolf Zones, two prospective zones of historical production, which are located 200 to 1,000 metres north along strike from Sturec, or the Kremnica South prospect, located approximately 3 kilometres south along strike from the Sturec deposit. In 2005 and 2006, the Company also carried out drill programs on those prospects while development work continued on the pre-feasibility studies.

Kremnica South Prospect

The 30-square-kilometre Kremnica South prospect is considered a highly prospective exploration target that is a possibly un-eroded, intact deposit similar to Kremnica. While Kremnica has recorded production of 1.5 million ounces of gold, historical metallurgical recoveries are estimated to have averaged only 33%, implying that Kremnica deposit was originally around 5 to 6 million ounces in size, thus the Kremnica South target represents substantial upside potential, albeit at an early stage.

Geological (mapping and rock sampling) and geochemical surveys were completed over the Kremnica South prospect area in 2004-5. Exploratory diamond drilling was conducted in several areas and a number of new zones of gold mineralization were discovered at surface and in the subsurface. New targets for follow up were also generated. A PIMA survey (Portable Infrared Mineral Analyzer) and additional drilling is planned for the 2007 field season. A PIMA survey can help locate areas of intense alteration that may be associated with gold.

Based on the rock and soil geochemistry and test drilling data, and results from condemnation drilling across a silicified structure at the west side of Certov Hill a limited exploratory drill program was conducted at the Certov Hill area of Kremnica South near the end of the 2006 season. Five diamond drill holes were completed. Lab results are pending.

Curraghinalt Gold Project, Northern Ireland

The Company owns a 100% interest in the Curraghinalt gold property through its subsidiary, Ulster Minerals Limited. The property consists of two adjoining exploration licences contained in 346 square kilometres. Curraghinalt is located in County Tyrone, central Northern Ireland, approximately 127 kilometres west of Belfast and 15 kilometres northeast of the town of Omagh. The Curraghinalt deposit vein system, occurrences of other gold mineralized quartz veins, and rock and soil gold geochemical anomalies occur within an 8-kilometre-long, west-northwest trending corridor referred to as the "Curraghinalt Trend".

Curraghinalt was acquired in April, 2004, by issuing 5,000,000 Company shares to the vendor, Strongbow Exploration Inc. ("Strongbow"), to acquire Ulster Minerals Limited. Upon the decision by the Company to go into commercial production at Curraghinalt, a further 5,000,000 Common Shares would be issued to Strongbow. In addition, pursuant to a royalty agreement between the Company and Minco plc, a 2% net smelter return royalty is payable to Minco plc. In December 2006, the Company entered into discussions with Strongbow to renegotiate the Ulster acquisition agreement which led to an agreement in principle, subject to further approvals, such that the Company plans to continue with its exploration plans.

Since April 2003, work programs completed by the Company on the property include compilation and review of the historical data base, underground geologic mapping, structural analysis, soil geochemical surveys, in-fill and step-out drilling, and limited geophysical surveys over the Curraghinalt vein system. A total of 4,574 metres of diamond drilling have been completed by the Company. As part of these programs, the Company completed 2,998 metres of in-fill drilling, all within the boundaries of the historical resource estimates. The remaining drilling focused on exploration targets.

In January 2005, the Company announced the results of an updated gold resource estimate for the Curraghinalt deposit in an independent 43-101 technical report completed by John Tully & Associates. The calculation focused exclusively on the veins which had been drill-tested to approximately 150 metres below surface, representing less than half of the 1.9-kilometre strike length of the currently defined Curraghinalt vein system.

The following is the Summary extracted from a technical report dated January 27, 2005 and titled, "Technical Review Report on the Curraghinalt Gold Project Exploration License UM-1/02 (UM-11/96), County Tyrone, Northern Ireland" , which was prepared in accordance with NI 43-101 by John V. Tully and Associates. The report includes an inferred gold resource estimate for the project, and can be viewed under the Company's profile on the SEDAR website at www.sedar.com. The Summary has been reformatted for ease of reference.

John V. Tully & Associates Inc ("Tully") was retained by Tournigan Gold Corporation ("Tournigan") to prepare an Independent Technical Report, compliant with NI 43-101 standards on the Curraghinalt gold property (Exploration License UM-1/02) in Northern Ireland. In addition Tully was asked to review and comment on the results of a recently completed structural analysis and a resource estimate completed by Tournigan staff.

Tournigan is exploring the property through its 100% owned subsidiary Dalradian Gold Limited. Tournigan had entered into a letter agreement with Strongbow Exploration Inc. ("Strongbow") for the outright purchase of all the issued and outstanding shares of Strongbow's subsidiary, Ulster Minerals Limited ("Ulster") (owner of the license) by issuing 10,000,000 Common Shares of Tournigan stock to Strongbow, plus other considerations. The Exploration Licenses UM 1/02 and UM 2/02, owned by Ulster, encompass 34,600 hectares. The licenses were renewed in 2002 and were formerly known as UM 11/96 and UM 12/96 respectively. A 2% Net Smelter Return Royalty that was previously held by Ennex International plc and subsequently transferred to Minco plc remains in effect.

The Curraghinalt property is located in County Tyrone in central Northern Ireland, approximately 127-km west of Belfast and approximately 15-km northeast of the town of Omagh. Ennex International plc ("Ennex") began exploring for gold on the Licenses in the early 1980's and drilled 17,783 metres in 255 drill holes plus 697 metres of underground development and 2,856 metres of surface trenching.

The geology on the License consists primarily of the Mullaghcarn Formation, a Dalradian aged sequence of meta sedimentary rocks including pelites, semi-pelites, and psammites. Gold occurs in quartz veins ranging in thickness from a few centimetres to over three metres (average width approximately 1.2m) within a west-northwest trending vein swarm. The mesothermal veins vary in strike length from 100 to 500 metres and have been initially tested to approximately 160m down dip. One deep hole, CT-26 has tested the mineralization to approximately 400m depth in the No.1 Vein, where high-grade values were intersected. This hole also indicated the continuation of the other major veins to depths below the level of the current drill coverage. The dip of the veins varies from 60 to 75 degrees to the north. They are controlled by a series of high-angle, east-west trending shears that are interpreted to represent hangingwall accommodation structures caused by a ramp in the footwall of the Omagh Thrust. The Omagh Thrust is a major structure located approximately 3-km south of the Curraghinalt vein swarm that has thrust the Proterozoic-aged Dalradian meta-sediments over the younger Ordovician-aged Tyrone Volcanic Group.

The writer reviewed the plans, cross-sections and longitudinal sections prepared as part of the recently completed structural analysis that was carried out by Mr. John Cuthill, Senior Structural Geologist for Tournigan. The writer can confirm that the study was carried out in a professional and very detailed and meticulous manner. The results from this study have greatly added to the overall understanding of the property geology and have increased the confidence level in the understanding of the mineralized vein structures.

To date, 7 major veins have been identified and have been the focus of the bulk of the completed exploration work. A resource calculation recently completed by Tournigan estimated a total Inferred Resource within the 7 main veins of 527,700 tonnes grading 15.45 g Au/t. The estimate, based on a modified contouring method, was predicated on a minimum true width of 1.0 metres and a 6.0 g Au/t minimum cutoff grade. A specific gravity of 2.8 was used for all intersections grading less than 30 g Au/t. The specific gravity was increased to 3.0 for intersections grading between 30 to 50 g Au/t and to 3.5 for intersections grading greater than 50 g Au/t. The resource estimate extended from surface to a maximum depth of approximately 160 metres vertically below surface, which is essentially the depth of coverage of the surface drilling included in the resource estimate. Most of the veins remain open to depth and along strike. The writer reviewed the resource estimate, and is of the opinion that it was prepared in a professional manner and that it is compliant with National Instrument 43-101 standards.

The exploration potential on the property is considered to be excellent for additional mineralization of the same style and tenor. The veins remain open to depth, as evidenced by drill hole CT-26, and along strike. In addition, there are several veins located in both the hangingwall and footwall of the known veins that have been intersected by surface trenching and diamond drilling. Additionally, several new veins are indicated in the hangingwall and footwall by outcrop and float rock and soil geochemical anomalies. Along strike, to the east, wide spaced surface drill holes have documented the occurrence of several vein structures, but the drill spacing is currently too wide to permit correlation with the known veins.

In order to verify the reliability of the historical Ennex drill hole database, the writer recommended a sampling program that included the assaying of the remaining portions of the mineralized sections of the remaining core from 20 holes from the previous drilling by Ennex. The results from this re-assaying program indicated a very close agreement in gold values with that from the original Ennex samples, confirming the reliability of the Ennex samples.

The writer recommends a two phase exploration and development program that is designed to advance the property to the point where a pre-feasibility study can be carried out so that the preliminary economics of the property may be assessed.

Phase 1 – Designed to increase Inferred Resource total ounces to 500,000 oz.

1     Surface diamond drilling (40 holes) for a total of 5,400m as infill drilling at the east-extension of he known Curraghinalt vein system.

2     Exploration drilling for hangingwall & footwall veins – 1,200m.

3     Environmental water sampling program to test for contained metals in adit and streams in area of mineralization.

4     Detailed specific gravity tests.

The total cost of the Phase 1 Program is Cdn$1,280,000.

Phase 2 - Underground development program. Designed to move Inferred Resources to the Measured and Indicated category and facilitate the undertaking of a pre-feasibility study.

1     Mobilize contractor to site plus set up shop, office etc.

2     Access ramp to 5125 elevation plus crosscuts to access veins.

3     Drive sill drifts on 4 veins and drive raises on three veins.

4     Drive exploration drift to east to provide drill stations to test vein structures developed by Phase 1 drilling program.

5     Re-sample Main adit veins on 5170 elevation.

The total cost of the Phase 2 Program is estimated at Cdn$2,485,000.

Exploration and Development

At Curraghinalt, $269,389 of exploration costs were incurred during fiscal 2006, a decrease from $1,274,721 in 2005. The reason for the reduced costs is the change in focus from drilling and associated charges, to data compilation and permitting work. Expenditures are expected to increase in 2007 as a reflection of the drill program initiated in late 2006 and expected to be finished by the second quarter of calendar 2007.

The above resource estimate included recommendations for additional drilling to increase tonnage, and additional underground development to upgrade the classification of the resources to the CIM Measured and Indicated category. Mr. Tully, the author of the technical report, stated that detailed drilling and underground development delineated the 800-metre strike length of the veins that make up the Curraghinalt resource. Immediately along strike and to the east, another 800 metres of strike extension of the Curraghinalt resource veins was identified by wide-spaced diamond drill holes and trench sampling.

Since compilation of the resource estimate and report, the Company has continued limited exploration and development on the property. In 2005, the Company completed two diamond drill holes totalling 187 metres at a location south of the Curraghinalt deposit in an area known as the Crows Foot – Bend structural zone. Results from the drilling confirmed the presence of 5 new parallel veins hosting gold mineralization. Also in March 2005, drill-hole CT-26, returned intercepts of significant ore-grades and widths in all the resource veins which resulted in extending known high ore-grade gold mineralization to approximately twice the previously documented depth. This also led to the discovery of a new vein as well as the re-emergence of veins previously thought to have pinched out at depth.

In June 2006, the Company commenced a 6,300-metre, 36-drillhole in-fill diamond drill program along the East Extension target, with the objective of increasing the existing inferred resource along strike. The drilling will be completed at approximately 50 metre centres across the East Extension zone. Management believes that this drill program could increase the strike length of the existing Curraghinalt resource vein system.

The Company believes the Curraghinalt property has potential for growth and has formulated a development schedule for the property, based on the recommendations of the technical report.

If the current drill program is successful and the resource is expanded, then the Company will move to obtain permission to conduct a development program in order to obtain an underground bulk sample through test stoping. This will be part of the work necessary for the future studies in order to move the resource into a higher classification. The ore will also be used for metallurgical studies.

ITEM 3             DIVIDENDS

The Company has not paid any dividends during its last three financial years since it is a development stage resource company with a deficit. The payment of dividends in the future will depend on the earnings and the financial condition of Tournigan and on such other factors as the Board of Directors may consider appropriate.

ITEM 4             DESCRIPTION OF CAPITAL STRUCTURE OF COMPANY

Tournigan's authorized capital consists of an unlimited number of Common Shares. The Common Shares do not have a par value. All of the issued Common Shares are fully paid and non-assessable. As at December 18, 2006 there were 112,628,668 Common Shares issued and outstanding as fully paid and non-assessable.

Each common share is entitled to one vote at all annual general meetings of shareholders. There are no provisions for exchange, conversion, exercise, redemption or retraction attached to the Common Shares.

All Common Shares participate equally in any dividends declared, and upon dissolution or winding-up of the Company.

ITEM 5             MARKET FOR SECURITIES

The Company's authorized capital consists of an unlimited number of Common Shares without par value. At August 31, 2006, the end of the Company's most recent fiscal period, there were 111,931,263 Common Shares issued and outstanding.

5.1         Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX Venture Exchange under trading symbol "TVC", and in Germany, on the Frankfurt Stock Exchange under the symbol "TGP". The price ranges and volumes traded on the TSX Venture Exchange for each month in the most recently completed financial year are as set out below.

Month	High	Low	Close	Volume
November 2006	3.47	2.20	3.35	14,930,483
October 2006	2.98	1.86	2.81	7,945,633
September 2006	2.65	1.84	2.00	7,998,231
August 2006	2.15	1.55	2.05	5,216,598
July 2006	1.90	1.50	1.63	5,074,508
June 2006	2.45	1.28	1.72	10,083,204
May 2006	3.25	1.86	2.38	10,999,618
April 2006	3.05	1.98	3.02	10,544,288
March 2006	2.45	2.30	2.43	15,004,984
February 2006	1.65	1.28	1.60	12,737,444
January 2006	1.85	.85	1.65	22,584,741
December 2005	.96	.55	.93	4,920,761
November 2005	.70	.49	.60	3,511,222
October 2005	.72	.50	.50	4,809,883
September 2005	.66	.39	.61	13,561,212

5.2         Prior Sales of Securities

The following table summarizes the sales of securities of the Company from treasury during the fiscal year ending August 31, 2006:

Date of Issue	Description of Issue	Number of Units	Purchase Price per
Unit
September 8, 2005 (1)	Private placement of Units:	5,000,000	$0.40
one Unit = one share + one-
half share purchase warrant

September 30, 2005 (2)	Private placement of Units:	3,500,000	$0.50
	one Unit = one share + one-	+ finder's fee of
	half share purchase warrant	75,000 Units

February 22, 2006 (3)	Private placement of special	31,207,000 special	$1.45
	warrants:	warrants
	one Special Warrant	+ 936,210 agents'
	exercisable for one Common	warrants
	Share	exercisable for one
Common Share

(1)     Warrants issued on September 8, 2005 pursuant to a non-brokered private placement of 5,000,000 units at $0.40 per unit for gross proceeds of $2,000,000. Each unit consisted of one Common Share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.55 per share until September 8, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days.

(2)     Warrants issued on September 30, 2005 pursuant to a non-brokered private placement of 3,500,000 units at $0.50 per unit for gross proceeds of $1,750,000. Each unit consists of one Common Share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until March 31, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. Finders' fees of 75,000 units and $37,500 were paid to third parties.

(3)     On February 22, 2006, the Company completed a brokered private placement of 31,207,000 special warrants at a price of $1.45 per special warrant, to raise gross proceeds of $45,250,150. On May 24, 2006, each special warrant was exchanged for one Common Share. A cash commission of $2,715,009 (6% of the gross proceeds) was paid to the underwriters. In addition, the underwriters received 936,210 agents' warrants exercisable at $1.65 until February 22, 2008.

ITEM 6             ESCROWED SECURITIES

As at December 18, 2006, there were 9,375 Common Shares, representing 0.01% of the outstanding shares of the Company, held in escrow by Computershare Trust Company. The Escrow Agreement requires the written consent of the TSX Venture Exchange for the shares to be released from escrow.

ITEM 7             DIRECTORS AND OFFICERS

7.1         Name, Address, Occupation and Security Holding

The following table indicates the name, province or state, and country of residence of each director and executive officer of the Company as at its most recent financial year end, their respective positions with the Company and principal occupations during the past five years, the dates on which each of them commenced serving as a director of the Company and the number and percentages of Common Shares (being the Company's only class of voting securities) owned directly or indirectly or over which control or direction is exercised by each of them.

LIST OF DIRECTORS
			Ownership or
Name, Present Position(s)		Date(s) Served	Control Over
with the Company and		as a Director	Voting Shares
Place of Residence (2)	Principal Occupation (1) (2)	Since	Held (2)
James Walchuck (5)	President since May 2005, and CEO of the	September 21,	60,000
President & CEO	Company since September 2005; VP, Mining	2005
Director	of the Company from March 2004 until May
Vancouver, B.C. Canada	2005; Manager Mining for Barrick Gold
	Corporation at its Bulyanhulu Gold Mine in
	Tanzania from July 1999 to August 2002.
Hein Poulus (3) (5)	Partner, Stikeman Elliott LLP, Barristers &	September 10,	104,832
Director	Solicitors.	1999
Vancouver, B.C. Canada
Peter Bojtos (3)	Professional Engineer and a director of several	August 14, 2002	337,500
Director	resource companies, including: Kalimantan
Lakewood, Colorado, USA	Gold Corp., Queenstake Resources Ltd., U.S.
	Gold Corp. and Vaaldiam Resources Ltd.;
	President of Apolo Gold and Energy Inc.

LIST OF DIRECTORS
Ownership or
Name, Present Position(s)		Date(s) Served	Control Over
with the Company and		as a Director	Voting Shares
Place of Residence (2)	Principal Occupation (1) (2)	Since	Held (2)
Michael Hopley (4)	President & CEO, Sunridge Gold Corp., 2003	April 30, 2002	Nil
Director	to present; President of Crescent Resources
Bellingham, Washington,	Corp.; President Epic Oil & Gas Inc., 1996 to
USA	2001; President Fremont Gold Corp., 1990
to1996; Vice President Exploration, Bema Gold
Corp. & Arizona Star Corp. 1990 to 1996.
David Montgomery (4)	Chairman of Mecom Group Plc, (European	September 24,	Nil
Director	media investment Corporation); former CEO	2003
London, U.K.	of the Mirror Group, plc; former non-
executive director for Donahue Inc., Scottish
Media Group, the Press Association and a
former Managing Director of News UK.
Ronald Shorr (3) (4) (5)	Mining Consultant from 1990 to present;	June 6, 2002	155,000
Director	President Maudore Minerals Inc.; Senior
New York, N.Y., USA	Metals Analyst at Morgan Stanley Dean
Witter, E.F. Hutton and Bear Stearns from
1971 to 1990; Managing Director of the
FinCap Group NY, from 2000 to 2002.

(1)    Unless otherwise stated above, any director named above who was not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.

(2)    The information as to country of residence, principal occupation and number of shares beneficially owned by the directors (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(3)     Member of the Company's Audit Committee.

(4)     Member of the Company's Compensation Committee.

(5)     Member of the Company's Nominating Committee.

The term of office of the directors expires annually at the time of the Company's annual general meeting. The term of office of the officers expires at the discretion of the Company's directors.

To the best of the Company's knowledge, as a group, the directors and officers of the Company exercised control and direction over 954,332 Common Shares, or 0.85% of the Company's issued and outstanding Common Shares as at December 18, 2006.

Directorships

Certain members of the Board hold directorships with other reporting issuers. The following table sets out the name of the each reporting issuer with which the Company's directors hold other directorships:

Name of Director	Directorship Company Name

Peter Bojtos	Apogee Minerals Ltd.
Apolo Gold and Energy Inc.
Falkland Gold & Minerals Ltd.
Fischer-Watt Gold Co. Inc.
Kalimantan Gold Corp Ltd.

Name of Director	Directorship Company Name

Queenstake Resources Ltd.
Sage Gold Inc.
U.S. Gold Corp.
Vaaldiam Resources Ltd.
Vault Minerals Inc.
Michael Hopley	Sunridge Gold Corp.
Crescent Resources Corp.
David Montgomery	Mecom Group Plc
Northern Ireland Energy Holdings Ltd.
African Lakes Corporation Plc
Hein Poulus	Longview Capital Partners Limited
Ronald Shorr	Maudore Minerals Ltd.
Longview Capital Partners Limited
Samba Gold Inc.
James Walchuck	Buffalo Gold Ltd.
Merit Mining Corp.
Appleton Exploration Inc.

Meetings of Independent Directors

The Board has appointed three Committees; 1) the Audit Committee, 2) the Compensation Committee and 3) the Nominating Committee. These committees are comprised of a majority of independent directors and meet regularly.

Audit Committee

The Audit Committee is chaired by Hein Poulus with Peter Bojtos and Ronald Shorr comprising the remainder of the Committee. All members of this committee are independent directors and are financially literate. A director is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets four to six times per year.

Compensation Committee

The Compensation Committee is comprised entirely of independent directors. It is chaired by Michael Hopley; Ronald Shorr and David Montgomery are the remaining members. Pursuant to its written charter, the Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of directors and senior management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective director and/or a member of senior management. The Compensation Committee meets four to six times per year.

Nominating Committee

The Company has a Nominating Committee comprised of a majority of independent directors who are responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. James Walchuck, the Company's President and CEO, Hein Poulus and Ronald Shorr are the members of the Nominating Committee. The Nominating Committee holds its meetings at least once per year.

Board Mandate

The Board of Directors, either directly or through committees of the Board, is primarily responsible for the stewardship of the Company with the objective of acting in the best interests of the shareholders and Company. The Board acts in accordance with: the Yukon Business Corporations Act; the Company's articles of incorporation and by-laws; the mandates of the various Board Committees; and other applicable laws and Company policies.

LIST OF ADDITIONAL OFFICERS
Ownership or
Name, Present Position(s)		Date(s) Served as	Control Over
with the Company and	Prior Public Company Insider	an Officer of the	Voting Shares
Place of Residence	Occupation - previous 5 years	Company Since	Held(1)
Kent Ausburn	Cowboy Exploration Ltd. (Principal	November 2003	228,400
Vice President, Exploration	Geologist) – October 1997 to August 2002.
Oak Harbor, WA, USA
Joseph Ringwald	AMEC Americas Limited (Technical	May 2006	Nil
Vice President, Technical	Director Mining) - September 2003 to
Services	April 2006; Crew Development Corp. (VP
New Westminster, B.C.,	Project Development) – November 2001
Canada	to June 2003.
Stephen Stine	Private consultant from January 2000 to	June 2006	2,600
Vice President, Corporate	March 2006.
Development
Centennial, Colorado, USA
Nancy La Couvée	Exeter Resource Corporation (Corporate	July 2004	55,000
Corporate Secretary	Secretary) - January 2004 to November
Vancouver, B.C. , Canada	2004; Olympus Pacific Minerals Inc.
(Corporate Secretary) - June 2000 to
October 2003.
Hans Retterath	Deloitte and Touche (Senior Manager,	July 2006	Nil
Chief Financial Officer	Assurance and Advisory) - May 2006 to
Vancouver, B.C. , Canada	July 2006; Williams Energy (Canada), Inc.
(Chief Financial Officer) - May 2004 to
June 2005; TransAlta Corporation
(Director, Risk, Energy Marketing) –
October 2001 to October 2003.
Patrick Soares	Aurizon Mines Ltd. (Manager, Investor	October 2006	11,000
Vice President, Investor	Relations) - October 2002 to October 2006;
Relations	Investor Relations Consultant - 2001 to
Delta, B.C., Canada	September 2002.

(1)     All information is to the best of the Company's knowledge. All securities are in the single class of Common Shares.

7.2         Corporate Cease Trade Orders or Bankruptcies

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the 10 years before the date of this AIF has been, a director or officer of any other Company that, while such person was acting in that capacity:

  was the subject of a cease trade or similar order or an order that denied such other Company access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days; or

  was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the Company being the subject of a cease trade order or similar order or an order that denied the relevant Company access to any exemption order under Canadian securities legislation, for a period of more than 30 consecutive days.

7.3         Personal Bankruptcies

No director, officer or shareholder holding a sufficient number of the Company's securities to affect materially the control of the Company has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

7.4         Penalties or Sanctions

No director, officer or shareholder holding a sufficient number of the Company's securities to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or has entered into a settlement agreement with a Canadian securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

7.5         Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with applicable law, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

ITEM 8             AUDIT COMMITTEE

Under Multilateral Instrument 52-110 Audit Committee, the Company is required to disclose the information required under Form 52-110F1 with respect to its audit committee, including the text of its audit committee charter, the composition of the audit committee, and the fees paid to the external auditor. This information is provided in Appendix "A" attached hereto.

ITEM 9             LEGAL PROCEEDINGS

The Company is not a party to, nor is any of its property the subject of, any legal proceedings, and there are no legal proceedings known by the Company to be contemplated.

ITEM 10           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company is not aware of any material interest, direct or indirect, of any director or officer of the Company, or any person or company that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than ten percent of the Common Shares, or any affiliate of such persons or companies, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

ITEM 11           TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The website address of Computershare is www.computershare.com.

ITEM 12           MATERIAL CONTRACTS

Contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into by the Company between September 1, 2003 and August 31, 2006 are listed below:

a)    Letter of Agreement with Strongbow Resources Inc. (now Strongbow Exploration Inc.) for the purchase of Ulster Minerals Limited, dated February 12, 2004 and amended August 20, 2004:

In December 2004, the Company completed the acquisition of Ulster Minerals Limited ("Ulster"), a Northern Ireland corporation, from Strongbow Exploration Inc. ("Strongbow"). Ulster owns the exploration licenses covering the Curraghinalt and Tyrone gold projects located in County Tyrone, Northern Ireland.

Pursuant to the 2004 letter agreement, 5,000,000 shares of the Company were issued to Strongbow in April 2004 as consideration for all the outstanding shares of Ulster.

Pursuant to the agreement, upon a decision by the board of directors of the Company to initiate construction of a mine at Curraghinalt, an additional 5,000,000 Common Shares must be issued to Strongbow. In addition, the Company must pay Strongbow 20% of any tax savings from Ulster's tax loss carryforward when utilized. The carryforwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects.

b)    Royalty Agreement with Minco Plc in respect of a 2% net smelter return royalty from possible future production from the Curraghinalt gold project, dated December 13, 2004:

The Company, through its subsidiary, Ulster, is required to pay a 2% net smelter return royalty to Minco plc in respect of any future mining operations on the Curraghinalt property.

c)     Earn-in agreement with GEO -TECHNIC-Consulting spol. s.r.o. over the Brehov property in Slovakia, dated March 30, 2005:

On March 30, 2005, the Company completed an earn-in agreement with GEO-TECHNIC-Consulting spol. s.r.o. ("GTC") through which it can acquire up to a 100% interest in the Brehov precious metals and VMS (volcanic hosted massive sulphide) property located in Slovakia. The Brehov property consists of an exploration licence under the earn-in agreement and also the surrounding Novosad exploration licence wholly-owned by the Company, which expires in June 2008 with Company renewal options. Aggregate Novosad licence and work commitments are up to approximately $65,000 per annum.

In 2005 the Company paid $5,000 and issued 50,000 Common Shares to GTC. Under the terms of the earn-in agreement, the Company earned a 35% interest in the first year of the agreement by incurring $25,000 in exploration expenditures, with GTC as the contractor. In the second year, the Company can increase its interest to 70% by paying $20,000 to GTC and incurring exploration expenditures of $50,000. The Company may purchase the remaining 30% by paying GTC cash or shares totalling $50,000 and by granting a 2% net smelter return royalty to GTC. The Company may purchase this royalty for $50,000 and the issuance of 50,000 Common Shares.

d)     Option agreement with Sweetwater River Resources LLC, dated September 14, 2005:

In June, 2005, the Company entered into an option agreement with Sweetwater River Resources LLC ("Sweetwater") to acquire up to a 100% interest in Sweetwater's Wyoming uranium properties and additional properties acquired by Sweetwater subject to the Company's pre-approval.

The Company paid US$140,000 and issued 200,000 Common Shares to Sweetwater, and is required to make anniversary payments of US$25,000 (paid), US$50,000, and US$50,000 at the end of the first, second, and third years respectively, to earn an 85% interest in the claims. The Company would then have the right to purchase the remaining 15% interest in the claims by making a payment to Sweetwater in cash or shares, based on an independent valuation.

The Wyoming uranium mining claims portfolio consists of six groups totalling 601 federal lode claims within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts. In December, 2005, Sweetwater acquired 272 federal lode mining claims in the Southern Black Hills area of South Dakota. In May, 2006, Sweetwater acquired 413 federal lode mining claims in the Colorado Plateau area of Arizona. Annual Sweetwater claim fees are approximately US$165,000.

e)     Exploration and Development Earn-in Agreement with AuEx, Inc., dated June 8, 2006:

In June 2006 the Company entered into an earn-in agreement with AuEx Ventures Inc. ("AuEx") over a portfolio of gold and gold-silver exploration properties in Nevada, USA Pursuant to the agreement, the Company will be the operator. A Company related to AuEx provides project management services.

Under the terms of the agreement, the Company has an option to earn a 51% interest in the portfolio by spending US$1,000,000 in exploration on each project to be retained, to be vested in all three projects, within five years. The Company paid AuEx US$35,000 on execution of the agreement and is required to fund a minimum aggregate US$100,000 of exploration in year one of the agreement, a minimum aggregate US$250,000 in year two, and minimum US$150,000 in year three.

Upon vesting a 51% interest in a property, Tournigan may then elect to earn an additional 9% interest (60% total) by spending an additional US$1,000,000 within three years on each property vested and may earn an additional 10% interest (70% total) by funding all expenditures through completion of feasibility studies and by arranging project financing. At that point both parties will contribute financially to operations according to respective percent ownership.

The Company may acquire a 51% interest in additional properties within the area of interest by making a one-time payment to AuEx of US$10,000 and funding aggregate expenditures of US$500,000 in exploration on the new properties, within five years from the date of identifying the properties. Minimum aggregate exploration expenses of US$50,000 per year would be required to be made on these additional properties during the five-year period.

f)     Office lease for corporate head office in Vancouver, British Columbia:

In 2006, the Company entered into an office lease with Terasen Gas Inc. whereby the Company must make monthly lease payments to Terasen Gas Inc. until February 2013, for an aggregate of $1,484,913. Annual lease commitments for the next five years are listed below.

	Years ending August 31,

	2007	2008	2009	2010	2011

	$	$	$	$	$

Office lease commitments	201,110	206,098	231,365	231,365	231,365

ITEM 13           INTERESTS OF EXPERTS

Manning Elliott LLP, Chartered Accountants, of Vancouver, British Columbia, are auditors of the Company and are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. Manning Elliott LLP is registered with the Canadian Public Accountability Board and the Public Company Accounting Oversight Board.

As of the date hereof, the partners and associates of Manning Elliott LLP, as a group do not beneficially own, directly or indirectly, any of the outstanding Common Shares of the Company.

None of Beacon Hill Consultants (1988) Ltd., ACA Howe International Ltd., or John Tully and Associates Ltd., each being companies or persons who have prepared reports relating to the Company's mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, none of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, any securities of the Company.

ITEM 14           ADDITIONAL INFORMATION

Additional information relating to the Company may be found on the System for Electronic Documents Analysis and Retrieval (SEDAR) at www.sedar.com in the Company's profile, and on the Company's website at www.tournigan.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's management proxy circular for its upcoming annual general meeting.

Additional financial information is provided in the Company's comparative financial statements and management's discussion and analysis for its most recently completed financial year.

"APPENDIX "A"

AUDIT COMMITTEE INFORMATION

The Audit Committee of the Company is chaired by Hein Poulus, with Peter Bojtos and Ronald Shorr comprising the remainder of the Committee. All members of this Committee are independent directors and are financially literate.

The Audit Committee has a charter that sets out its mandate and responsibilities. A copy of the charter is attached to Exhibit "1".

The Audit Committee communicates directly with the Chief Financial Officer and external auditors to discuss and review specific issues as appropriate.

The Board of Directors delegates its responsibility for oversight of the financial reporting process to the Audit Committee. The role of the Audit Committee includes:

(1)     helping directors discharge their responsibilities;

(2)     providing better communication between directors and the external auditors;

(3)     enhancing the independence of the external auditor;

(4)     increasing the credibility and objectivity of financial reports; and

(5)     strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor.

The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal financial controls. Additionally, the Audit Committee is responsible for the review of the annual and interim financial statements. Following this review, the Committee then makes a recommendation to the Board for approval. The Audit Committee is responsible for managing, on behalf of the shareholders, the relationship between the Company and the external auditors. In particular, it is responsible for:

(a)     overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or related work;

(b)     recommending to the Board of directors the nomination and compensation of the external auditors; and

(c)     pre-approval of non-audit services that are then recommended to the Board.

The Committee has established a whistleblower policy which sets out procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Audit Fees - the following fees were billed by the Company's auditors in the previous two fiscal years:

AUDIT FEES
Fiscal year	Audit fees	Audit-Related	All other fees	TOTAL
ended	($)	fees	($)	Audit Fees
August 31		($)		($)

2006	37,500	12,000	52,550	102,050
2005	36,000	11,650	23,100	70,750

As an issuer listed on the TSX Venture Exchange, the Company is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of Multilateral Instrument 52-110 "Audit Committees" and relies upon the exemption contained in section 6.1 of that instrument.

EXHIBIT "1"

TOURNIGAN GOLD CORPORATION
AUDIT COMMITTEE'S CHARTER

OVERVIEW AND PURPOSE

The Audit Committee of Tournigan Gold Corporation ("Tournigan") has been formed to enable the Board of Directors of Tournigan to perform its obligations with respect to compliance with applicable securities laws and the rules of the TSX Venture Exchange ("TSX-V").

The Audit Committee is responsible to the Board of Directors of Tournigan. The primary objective of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities with respect to:

(a)     disclosure of financial and related information;

(b)     the relationship with and expectations of the external auditors of Tournigan, including the establishment of the independence of the external auditors;

(c)     its relationship with and expectations of the internal auditors function (as applicable);

(d)     the oversight of internal control; and

(e)     any other matters that the Audit Committee feels are important to its mandate or that the Board of Directors chooses to delegate to it.

The Audit Committee will approve, monitor, evaluate, advise or make recommendations in accordance with this Charter, with respect to the matters set out above.

1.                     ORGANIZATION

1.1                   Size and Membership Criteria

The Audit Committee will consist of a minimum of three Directors of Tournigan.

Each member of the Audit Committee must be independent of management and free from any interest, business or other relationship, other than interests and relationships arising from holding shares of Tournigan or other securities which are exchangeable into shares of Tournigan, which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of Tournigan.

All members of the Audit Committee must be financially literate and able to read and understand basic financial statements. At least one member of the Audit Committee must have accounting or related financial expertise and should be able to analyze and interpret a full set of financial statements, including notes, in accordance with generally accepted accounting principles.

1.2                   Appointment and Vacancies

The members of the Audit Committee are appointed or reappointed by the Board of Directors following each annual meeting of the shareholders of Tournigan. Each member of the Audit Committee will continue to be a member of the Audit Committee until his or her successor is appointed unless he or she resigns or is removed by the Board of Directors of Tournigan or ceases to be a Director of Tournigan.

Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board of Directors and will be filled by the Board of Directors if the membership of the Audit Committee is less than three Directors as a result of any such vacancy.

2.                     MEETINGS

2.1                   Frequency

The Audit Committee will meet at least four times per year on a quarterly basis, or more frequently as circumstances require. In addition, the Audit Committee will also meet at least quarterly with management, the internal auditors (as applicable) and the external auditors of Tournigan in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately.

2.2                   Chair

The Board of Directors of Tournigan or, in the event of its failure to do so, the members of the Audit Committee, will appoint a Chairman from amongst their number. If the Chairman of the Audit Committee is not present at any meeting of the Audit Committee, the Chairman of the meeting will be chosen by the Audit Committee from among the members present.

The Audit Committee will also appoint a secretary who need not be a Director of Tournigan.

2.3                   Time and Place of Meetings

The time and place of meetings of the Audit Committee and the procedure at such meetings will be determined from time to time by the members of the Audit Committee, provided that:

(a)     a quorum for meetings of the Audit Committee will be two members present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other,

(b)     notice of the time and place of every meeting will be given in writing, facsimile or electronic means to each member of the Audit Committee, the internal auditors (as applicable), the external auditors and the corporate secretary of Tournigan at least 24 hours prior to the time fixed for such meeting.

Any person entitled to notice of a meeting of the Audit Committee may waive such notice (an attendance at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called).

The external auditors will be entitled to attend each meeting of the Audit Committee at the expense of Tournigan.

A meeting of the Audit Committee may be called by the corporate secretary of Tournigan on the direction of the Chairman, Chief Financial Officer, Chief Executive Officer of Tournigan, by any member of the Audit Committee, the external auditors or the internal auditors (as applicable). Notwithstanding the foregoing, the Audit Committee will at all times have the right to determine who will and will not be present at any part of any meeting of the Audit Committee.

2.4                   Agenda

The Chairman will ensure that the agenda for each upcoming meeting of the Audit Committee is circulated to each member of the Audit Committee as well as each of the external auditors, internal auditors (as applicable) and corporate secretary of Tournigan in advance of the meeting of the Audit Committee not later than five business days prior to each meeting.

2.5                   Resources

The Audit Committee will have the authority to retain independent legal, accounting and other consultants to advise the Audit Committee. The Audit Committee may request any officer or employee of Tournigan or its subsidiaries or the legal counsel to Tournigan or the external auditors of Tournigan to attend any meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

3.                     DUTIES AND RESPONSIBILITIES

The Board of Directors of Tournigan has delegated the following duties and responsibilities to the Audit Committee, and the Audit Committee will have the sole authority and responsibility to carry out these duties and responsibilities.

3.1                   Financial Statements and Related Information

The Audit Committee will review, monitor and discuss with management, the internal auditors (as applicable) and the external auditors of Tournigan the following financial statements and related information:

(a)     annual audited financial statements of Tournigan, including notes;

(b)     interim financial statements of Tournigan;

(c)     management discussion and analysis relating to each of the annual audited financial statements and the interim financial statements of Tournigan;

(d)     news releases and material change reports announcing annual or interim financial results or otherwise disclosing the financial performance of Tournigan, including the use of non-GAAP earnings measures;

(e)     all financial-related disclosure to be included in or incorporated by reference into any prospectus that may be prepared by Tournigan; and

(f)     the Corporation's annual report, annual information form and management information or proxy circular.

As part of this review process, the Audit Committee must meet with the external auditors without management present to receive input from the external auditors with respect to the acceptability and quality of the financial disclosure and related documents.

Following the review by the Audit Committee of the documents set out above, the Audit Committee will recommend to the Board of Directors of Tournigan, if appropriate, that such documents be approved by the Board of Directors and filed with all applicable securities regulatory bodies and/or be sent to shareholders. If Tournigan lists its securities on a stock exchange in a jurisdiction other than Canada, the Audit Committee should review the equivalent applicable documentation and procedures.

3.2                   Appointment of External Auditors

The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the external auditors of Tournigan (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing its audit report or related work.

The Audit Committee has the sole authority to review in advance and grant any appropriate approvals of all auditing services to be provided by the external auditors of Tournigan and any non-audit services to be provided by the external auditors of Tournigan as permitted by applicable securities laws and applicable stock exchanges.

The Audit Committee will review on an annual basis the performance of the external auditors of Tournigan. The Audit Committee will discuss with the external auditors any disclosed relationships or services that the external auditors propose to provide to Tournigan or any of its subsidiaries that may impact the objectivity and independence of the external auditors in order to satisfy itself of the independence of the external auditors.

On an annual basis, the Audit Committee will obtain and review an annual report from the external auditors describing the external auditors' internal quality control procedures and any material issues raised by the most recent internal quality control review or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues. In addition, the Audit Committee will review on an annual basis the scope and plan of the work to be done by the external auditors of Tournigan for the coming financial year.

3.3                   Internal Audit Function

The Audit Committee is responsible for reviewing with management of Tournigan the following:

(a)     plans regarding any changes in accounting practices or policies and the financial impact thereof;

(b)     areas of management judgment and estimates that have a significant effect on the financial statements of Tournigan and its subsidiaries;

(c)     any off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of Tournigan and its subsidiaries which would have a material current or future effect on the financial condition of Tournigan;

(d)     major risk exposures facing Tournigan and the steps that management has taken to monitor, control and manage such exposures, including Tournigan's management guidelines and policies;

(e)     any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of Tournigan and its subsidiaries and the manner in which these matters have been disclosed in the financial statements; and

(f)     quarterly certifications by senior management in respect of Disclosure Controls and Procedures, and Internal Controls over Financial Reporting.

3.4                   Internal Controls

In consultation with the external auditors, the Audit Committee is responsible for reviewing the adequacy of Tournigan's internal control structures and procedures designed to ensure compliance with applicable laws and regulations.

The Audit Committee will review:

(a)     the internal control report prepared by management, including management's assessment of the effectiveness of Tournigan's internal control structure and procedures for financial reporting; and

(b)     the attestation and report by the external auditors of Tournigan on the assessment made by management.

3.5                   Other Responsibilities

(a)     Establish, review, and update periodically the Code of Conduct and Business Ethics, and ensure that management has established a system to enforce this Code;

(b)     Review and monitor the corporate governance practices and continuous disclosure of the Corporation as well as measures for receiving shareholder feedback;

(c)     periodically perform self-assessment of audit committee performance;

(d)     review financial and accounting personnel succession planning within the company;

(e)     review and recommend for disinterested Board approval any proposed related party transactions that may be considered material; and

(f)     review on a quarterly basis a summary of related party transactions and potential conflicts of interest to ensure that they are in the best interests of the Corporation.

4.                     WHISTLEBLOWER POLICY

The Audit Committee has adopted a whistleblower policy to ensure procedures are in place for the receipt, retention and treatment of complaints received by the Corporation from employees, shareholders and other stakeholders regarding accounting issues and financial reporting, internal controls and internal or external auditing matters. The Committee should be satisfied that sufficient controls are in place to ensure that all such complaints can be received anonymously and with an appropriate degree of confidentiality and that potential employee informants are aware of the process that is in place. The Committee should also be satisfied that processes are in place to ensure that all such complaints, regardless of significance, are presented to the Committee.

5.                     DISCLOSURE

This Charter shall be published annually in Tournigan's annual information form or management information circular.

MANAGEMENT'S DISCUSSION AND ANALYSIS
December 21, 2006

OVERVIEW

This management's discussion and analysis covers the operations of Tournigan Gold Corporation (the "Company") for the year ended August 31, 2006 and subsequent activity up to December 21, 2006. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following discussion should be read in conjunction with the Company's consolidated financial statements as at August 31, 2006 and 2005 and for the years ended August 31, 2006, 2005 and 2004 prepared in accordance with Canadian GAAP.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com, on the Company's website at www.tournigan.com, or by requesting further information from the Company's head office in Vancouver.

DESCRIPTION OF BUSINESS

The Company is a mineral resource exploration company with a focus on the acquisition, exploration and development of gold and uranium properties in Europe and North America. The Company's principal uranium exploration properties are the Jahodna and Novoveska Huta properties in Slovakia and western USA properties held through the Sweetwater option agreement. The Company's principal gold exploration properties are the Kremnica gold property in Slovakia and the Curraghinalt gold property in Northern Ireland. The Company maintains its head office in Vancouver, Canada and has field offices in the towns of Kremnica, Slovakia and Gortin, Northern Ireland.

The Company is a reporting issuer in British Columbia, Alberta, Ontario and Yukon, Canada, and trades as a Tier 1 issuer on the TSX Venture Exchange under the trading symbol "TVC", and on the Frankfurt Stock Exchange under the trading symbol "TGP".

HIGHLIGHTS

Uranium – Jahodna, Slovakia

  Resource estimate and NI 43-101 technical report completed: inferred resource of 1.2 million tonnes at 0.66% U3O8 or approximately 18.2 million pounds of uranium oxide at a cut-off grade of 0.035% U3O8
  Preliminary Assessment completed: IRR of 44% after-tax, at US$35/lb U3O8 & production rate of 100,000 tpa (1)
  Confirmatory diamond drill program intersected high grade uranium, 10.33% U3O8 over 0.9 metres in one hole
  Completed 6,200-metre in-fill and step-out drill program at Jahodna deposit with results expected in early 2007
  Began contracting airborne radiometric and MAG surveys on the Jahodna-Novoveska Huta geological trend

Uranium – USA
  Staked 413 federal lode uranium claims with potential breccia pipes in Arizona Strip uranium district
  In South Dakota staked 272 federal lode uranium claims in historical Chord uranium district in the Long Mountain structural zone

Gold – Kremnica, Slovakia
  Completed one geological in-fill and two of three geotechnical holes within the planned Sturec open pit
  Updated resource estimate: 958,000 measured & indicated ounces of gold at 1.58 g/t in 18.8 million tonnes plus 272,000 inferred ounces at 1.32 g/t in 6.4 million tonnes at a cut-off of 0.75 g/t gold
  Pre-feasibility study substantially complete; expect to receive the consultant's report in late December 2006
  Started exploration drill program on Kremnica South

Other Properties

  At Curraghinalt in Northern Ireland, a 6,300 metre in-fill drill program is underway with the objective of doubling the resource strike length
  Entered into earn-in agreement on a 400 square kilometres portfolio of gold and gold-silver exploration properties in Nevada, USA

Corporate

  Received gross proceeds of $45.2 million by issuing 31.2 million common shares in a bought deal private placement

  Joe Ringwald, P.Eng appointed VP, Technical Services, Steve Stine, P.E. as VP, Corporate Development, Hans Retterath, CA as Chief Financial Officer, and Patrick Soares, P. Geo. as VP, Investor Relations

(1) Preliminary Assessment completed by ACA Howe International Limited in April 2006. Note that this Preliminary Assessment is based on an Inferred Resource that is currently considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as a Mineral Reserve, according to the Definition Standards of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). Generally, an economic evaluation would only be completed on Measured and Indicated Resources, and there is no certainty that this preliminary assessment will be realized.

EXPLORATION PROPERTIES

URANIUM – JAHODNA, SLOVAKIA

Property Description and History

The Company has 100% interest in the Jahodna deposit that includes an exploration licence acquired in June 2005, covering 32 square kilometres northwest of the city of Kosice in eastern Slovakia.

Uranium mineralization was discovered at Jahodna in 1985 and three stages of uranium and molybdenum exploration were carried out from 1986 to 1992. Exploration was not carried out after that due to low uranium prices and the collapse of the former political regime. The Jahodna deposit appears to be open-ended both along strike and down-dip and has good exploration potential. Electrical, natural gas and rail infrastructure is nearby.

Historic uranium tonnage and grade estimates were calculated by the Slovak agency, Uranpres, using gamma-log uranium-equivalent data and block modeling methods. Molybdenum tonnage grade estimates were based on geochemical analyses of core samples but are not considered representative and cannot be used to calculate a mineral resource. The Company believes that molybdenum may be a significant by-product of any possible future production at Jahodna. The Company has embarked on a program of drilling, geochemical and geophysical work, and radiometrics on the property.

Exploration

The Company's 6,200 metre in-fill and step-out exploration diamond drilling program began in June 2006. The program was expanded to test additional strike length and to add additional holes within the in-fill portion of the program. The program was designed to test previously untested gaps within the 500 x 500 metre resource block for additional uranium-molybdenum mineralization as well as to test the extent of the mineralization along strike, approximately 250 metres to the south east and 600 metres to the north west. This will follow-up historic surface exploration (ground-radiometric surveys, test pits and trenches) and shallow to deep exploration drilling along wide drill-spacings that indicated the existence of uranium/molybdenum mineralization along an approximately 3,000 metre trend.

District-scale exploration is also planned along the 6.5 kilometre long Jahodna exploration licence and will include detailed geologic and hand-held scintilometer surveys, close-spaced ground radiometrics geologic survey and/or soil-radon gas surveys.

Regional-scale exploration composed of geologic-scintilometer and ground-radiometric surveys and airborne radiometrics and magnetics are planned for 2007 along the 55 kilometre long trend of prospective stratigraphy between the Company's Jahodna and Novoveska Huta properties. The 6,200 metre drill program is complete. Assay data has been received for half the drill holes. Subsequent to receipt of final drill results, an updated resource estimate may be calculated incorporating the new results into the existing estimate.

Resource Estimate

In March 2006, an independent NI 43-101 technical report containing a mineral resource estimate of the Jahodna deposit was issued. The estimate is in compliance with CIM standards and was conducted by ACA Howe International Ltd., of London. Data from the Company's 2005 drilling program verified the historical drilling results and was also used in the new resource calculation.

The resource estimate was at a significantly higher grade than the historical resource and provided a basis for a preliminary economic assessment, which was completed in April 2006.

Jahodna Uranium Deposit (ACA Howe International Ltd., March 2006)
	Inferred Resources
	Uranium		Uranium
Cut-off Grade (% U3O8)	% U3O8 (2)	Tonnes	lbs U3O8
0.035%	0.66	1,256,088	18,184,125

(2) Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17

The resource estimate was prepared under the direction of David Pelham, Associate Consulting Geologist of ACA Howe and an Independent Qualified Person as defined by NI 43-101. The estimate included results from the three confirmatory diamond holes drilled by the Company as well as the 13 relevant holes of the 52 historical diamond drill holes drilled by previous Slovakian government operators.

Preliminary Assessment

An independent Preliminary Assessment for the Jahodna uranium property was completed by ACA Howe International Ltd. and included in a NI 43-101 technical report dated April 27, 2006. This Assessment provides conceptual economic parameters for a future uranium mine at Jahodna, including an internal rate of return of 44% after-tax, using a uranium oxide price of US$35 per pound. The calculation is based on the Jahodna Inferred Resource estimate dated March 2006 and does not include any possible future molybdenum by-product credits.

Modeling an underground mining operation, ACA Howe used a base case of an initial mining rate of 100,000 tonnes per year by the undercut and fill mining method. The Company will be assessing options to increase the mining rate.

The after-tax net present value of the uranium-only property at an 8% discount rate is $63.5 million. The capital and operating costs include items for extracting molybdenum as a byproduct, though no molybdenum revenue has been included in the projected cash flow. Molybdenum revenue will be included in future economic models if and when enough verifiable molybdenum data is available to estimate at least an Inferred Resource for molybdenum.

Note that this Preliminary Assessment is by definition preliminary in nature and is based on an Inferred Resource that is currently considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as a Mineral Reserve, according to CIM Definition Standards. Generally, an economic evaluation would only be completed on Measured and Indicated Resources, and there is no certainty that this preliminary assessment will be realized.

Financial

Total exploration expenditures on the Jahodna property in fiscal 2006 were $1,472,205 as compared to $5,543 in 2005. Development plans include costs of verification drilling, a resource estimate released in March 2006, a preliminary assessment released in April 2006 and the 6,200 metre 2006 drilling program. Overall costs of the property are also expected to escalate as the property advances. The Company's actual expenditures were greater than those estimated in its May 16, 2006 prospectus due to both increases in drilling rates and greater number of metres drilled.

URANIUM - NOVOVESKA HUTA, SLOVAKIA

Description and History

The Company has a 100% interest in the Novoveska Huta uranium property, located in eastern Slovakia on a 13 square kilometre exploration licence acquired in June 2005. Infrastructure is good with excellent access to electrical, natural gas and rail infrastructure. Past production was recorded at Novoveska Huta; the historic uranium mine contains open pit and underground workings, as well as a historic underground resource. Data from diamond drill programs completed between 1975 and 1985 are included in the historic uranium resource estimate shown below. Exploration has not taken place in the district since the 1990's due to previous low uranium prices and the collapse of the former socialist economy.

Management considers the development and exploration potential at Novoveska Huta to be good as the entire mineralized uranium horizon was tested by 40 wide-spaced historical surface drill holes, 5,500 metres of underground development (accessed by a 650 metre shaft) and 356 underground diamond drill holes. The historical resource estimate is as follows:

Novoveska Huta Historical Uranium Deposit (Uranovy Prieksum, 1985)
	Slovak Z-3 Resource Category(3)
Uranium(4)		Uranium
U3O8%	Tonnes	lbs U3O8
0.075	12,000,000	19,970,000

(3) The Company has reviewed the above historical resource estimates and views them relevant. The historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company's deposits in particular suggests the reliability of the historical resource estimates. The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions for Indicated and Inferred Resources, respectively. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not classified according to the Canadian Institute of Mining, Metallurgy and Petroleum's Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates.

(4) Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17.

The historical estimate was completed by Uranovy Prieksum (Uranpres), the former Czechoslovakian state uranium company, using a block-model method, and a cutoff grade of 0.015% uranium. Historical metallurgical test work reported recoveries similar to Jahodna, with 88% to 90% for uranium and 93% to 94% for molybdenum.

Uranium-molybdenum mineralization at Novoveska Huta is similar in style, age and stratigraphic position to that at Jahodna. Molybdenum and copper geochemical analyses are from selected sample intervals only and therefore the existing data can not be considered representative of the entire mineralized zone. Molybdenum and copper are, however, considered potential by-products during possible future uranium production.

Exploration

The extensive database of Novoveska Huta has been compiled and incorporated into a digital GIS database. A comprehensive review of planned exploration targets is currently underway.

A three hole drill program to twin historical drill holes was initiated at the end of 2006. Should these drill holes validate the historical data then a new resource estimate compliant with CIM resource and reserve standards is anticipated by the second quarter of calendar 2007.

URANIUM – SPISSKA TEPLICA, SLOVAKIA

Property Description and History

The Company has a 100% interest in the Svabovce and Spissky Stiavnik deposits in eastern Slovakia. There are at least seven documented occurrences of Permian sandstone-hosted uranium mineralization within the 45 square kilometre Spisska Teplica exploration licence. These include two mined-out open pit deposits and two partially mined-out underground mine occurrences that host historically estimated uranium resources. A digital database of historical exploration, development and mining information is currently under consideration.

Both the Svabovce and the Spissky Stiavnik historical estimates were completed by Uranovy Prieskum in 1968 and 1970. The historic resource estimate gave the following results:

Historical Uranium Deposits (Uranovy Prieskum, 1968-70 (5))
Slovak Z-3 Resource Category
	Uranium (6)		Uranium
	U3O8%	Tonnes	lbs U3O8
Svabovce	0.224	1,489,000	7,350,000
Spissky Stiavnik	0.200	294,000	1,300,000

The historical estimates were completed using a block model method and a cutoff grade of 0.015%.

(5) The Company has reviewed the above historical resource estimates and views them relevant. The historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company's deposits in particular suggests the reliability of the historical resource estimates. The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions for Indicated and Inferred Resources, respectively. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not classified according to the Canadian Institute of Mining, Metallurgy and Petroleum's Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates.

(6) Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17.

Exploration

The Company plans to catalogue and interpret historic data from the deposits within the Spissky Teplica exploration licence, with the intent of using this data to form the design basis of an exploration program.

URANIUM – USA

Sweetwater Option Agreement

In June 2005, the Company entered into an agreement to acquire up to a 100% interest in a portfolio of uranium mining claims in the USA from Sweetwater River Resources LLC ("Sweetwater"). At the time of acquisition, the portfolio consisted of 243 claims within six groups of federal lode claims totalling 19.7 square kilometres within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts in Wyoming, USA. Including subsequent staking, the portfolio now consists of 601 claims in three prospective uranium districts in Wyoming, 272 federal lode mining claims in South Dakota, as well as 413 federal lode mining claims in the "Arizona Strip" uranium district in Arizona. The total area of prospective uranium exploration ground in the USA covered by the Company's 1,286 uranium claims is now approximately 103 square kilometres.

To earn an 85% interest in the claims staked by Sweetwater, the Company made an initial payment of US$140,000 and issued 200,000 common shares, and is required to make payments totalling US$125,000 through September 15, 2008. The Company would then have the right to purchase the remaining 15% interest by paying Sweetwater in cash or shares, based on an independent valuation.

Wyoming

Since June 2005, the number of claims in Wyoming has increased to 601 claims covering approximately 48 square kilometres within three prospective uranium districts: the Shirley Basin, Great Divide Basin and Green River Basin.

The Shirley Basin district was the site of significant historic production, with four uranium mines in operation from 1960 to 1980, and remains highly prospective for discovery of new uranium deposits. Through Sweetwater, the Company has staked two areas in the Shirley Basin, the MSB block of 132 claims and the NSB block of 45 claims. At MSB, maps of previous operators and United States Geologic Survey ("USGS") reports indicate approximately three square kilometres of historically reported uranium mineralization.

The Great Divide Basin district hosts one former producing uranium mining operation and more importantly, was the focus of several large exploration programs at the end of the last uranium cycle. The Company has staked two areas in the Great Divide Basin - the UT block of 170 claims and two blocks totalling 81 claims in the Alkali Creek area. The UT block covers areas of historic close-spaced drilling reported by the previous operator.

The claims in the Green River Basin include key portions of a 21 kilometre long zone, which is part of a reported 35 kilometre prospective roll-front type trend of uranium mineralization. The Company has staked an eight kilometre trend in the South Pass block with 173 claims. The claims encompass adjacent areas of historic close-spaced drilling conducted by previous operators.

The Company is compiling data and assessing the potential for additional claims along identifiable trends on each claim block. Other uranium-prospective areas in the western United States are also being investigated. The Company is planning future exploration and drill programs, initially targeting areas with reported historic resources.

Arizona

In May 2006, the Company staked 413 federal lode mining claims covering 33 square kilometres in the historic "Arizona Strip" uranium district in the Colorado Plateau of northern Arizona, USA through its agreement with Sweetwater.

Historic production during the short period of mining at the Arizona Strip is reported to have produced higher uranium grades than at other producing US uranium districts (The Mines Magazine, February 1988), with more than 19 million pounds U3O8 produced from seven mines at an average grade of 0.66%. Three of the Company's breccia pipes were explored and documented by Western Nuclear in the early 1980's.

Current claim locations were designed to cover potential uranium mineralization hosted in approximately 80 possible "solution collapse" breccia pipes identified primarily from historic USGS mapping. Subsequent geologic and geochemical survey results identified approximately 26 structures as probable true solution collapse breccia pipes. Of these 26 documented collapse breccia pipes, 16 were determined as highest priority based primarily on quantity and quality of geochemistry anomalies.

Geologic and geochemical surveys are complete and geochemical data plotted and interpreted. Ground geophysics surveys designed to determine 3-D geometry of the target pipes and identify conductive zones possibly related to sulfide mineralization are ongoing and near completion on 16 priority breccia pipes. A drill program will be designed and implemented as soon as the geophysics data are compiled and interpreted.

South Dakota

In December 2005, the Company staked, through its agreement with Sweetwater, 272 federal lode mining claims covering 22 square kilometres in South Dakota, USA, at a cost of $94,104. The claims partially cover areas historically under claim to Union Carbide and the Tennessee Valley Authority and reportedly include historical resource estimates as well as considerable historical exploration drilling.

The three new South Dakota claim blocks are known as the Long, RC and DH Claims and are generally located within the historic Chord uranium district located in the Long Mountain structural zone.

Consisting of 141 claims, the western portion of the Long claims encompasses a 4.5 kilometre long by 1.6 kilometre wide mineralized trend that includes pre-existing Strathmore Minerals claims which cover the historically produced Viking/Virginia C, and Ridge Runner ore bodies. These properties trend southeast towards the historically significant October–Jinx uranium deposits. The 62-claim RC block hosts two prospective areas of historically reported uranium mineralization as well as the as yet unquantified historic Hot Point deposit. The DH claim block (69 claims, 5.58 square kilometres) covers an area reported by the USGS in 1971 to contain "widespread low grade and some economic mineralization".

Negotiations are currently on-going regarding purchase of a historic database for most of the South Dakota claims from a private party.

GOLD – KREMNICA, SLOVAKIA

Property Description and History

The Company has a 100% interest in the Kremnica gold project, which is located near the town of Kremnica in central Slovakia, 190 kilometres northeast of Vienna. This includes a mining licence of 11.8 square kilometres, which provides title to the historic Kremnica mine, one of Europe's largest historic gold producers, and exploration licences over 123 square kilometres.

The property contains several zones of gold-silver mineralization at Kremnica, including the main Sturec deposit as well as the Vratislav, Wolf, South Ridge and Kremnica South prospects. The Company is nearing completion of the pre-feasibility study on the Sturec deposit. This is in line with the Company's objective of advancing this deposit into production. After additional in-fill drilling was conducted on the Sturec deposit an upgraded resource estimate and an NI 43-101 technical report were completed on May 11, 2006. The pre-feasibility study is expected to complete by late December 2006.

Sturec Deposit Exploration Current Developments

A detailed development schedule has been planned for Kremnica. The first three stages are currently in progress (environmental studies, socio-economic studies and feasibility studies). The Company will then decide whether to initiate the fourth stage (construction and production), should results from the feasibility studies show favorable economics for the project.

Resource Estimate

The lead consultants (Beacon Hill Consultants, 1988, Ltd.) issued a new NI 43-101 technical report with an updated resource estimate for the Sturec deposit on May 11, 2006. Results are as follows:

Sturec Gold Deposit, Kremnica – Resource Estimate
Beacon Hill Consultants (1988) Ltd.
Cut-off			Gold				Ounces,
Grade	Gold Grade	Silver Grade	equiv.*		Ounces	Ounces	Gold
(g Au/t)*	(g/t)	(g/t)	Grade, (g/t)	Tonnes	Gold	Silver	Equiv.*

Measured Resources
					409,400	3,339,00	459,400
0.75	1.75	14.24	1.96	7,293,000		0
Indicated Resources
				11,514,00		4,389,00
0.75	1.48	11.86	1.66	0	549,400	0	614,900
Total Measured and Indicated Resources
				18,807,00		7,728,00
0.75	1.59	12.78	1.78	0	958,800	0	1,074,200
Inferred Resources
						1,525,20
0.75	1.32	7.42	1.44	6,398,000	272,100	0	295,200

* Gold equivalent is based on 66.7:1 Au:Ag

Pre-feasibility Study

This upgraded resource provided the foundation for a pre-feasibility study which was commissioned to Beacon Hill Consultants and is expected to be completed in December 2006.

Feasibility Study

At Kremnica, field work for a feasibility study is in progress. Geotechnical, metallurgical, geological, and condemnation drilling took place in the summer of 2006. Condemnation drilling resulted in the discovery of low-grade gold mineralization associated with a north-south structural zone along the southwest side of Certov Hill and adjacent to the east side of a proposed tailings disposal site.

Environmental and Socio-Economic Studies

An environmental baseline sampling and data collection study by Golder Associates is underway at Kremnica as part of an environmental impact assessment ("EIA"), a component of the feasibility study. Golder is also conducting a socio-economic study at Kremnica required as part of the EIA. To complement this work, a Slovakian public relations firm was engaged to publicize information on the property to the community on a regular and ongoing basis.

Exploration Targets

The Company's resource estimates have focused exclusively on the Sturec zone at Kremnica and do not include data on the Vratislav and Wolf zones, two prospective zones of historical production, which are located 200 to 1,000 metres north along strike from Sturec, or the Kremnica South prospect, located approximately three kilometres south along strike from the Sturec deposit.

Kremnica South Prospect

The 30 square kilometre Kremnica South prospect is considered a highly prospective exploration target that is a possibly uneroded, intact deposit similar to Kremnica. While Kremnica has recorded production of 1.5 million ounces of gold, historical metallurgical recoveries are estimated to have averaged only 33%, implying that the Kremnica deposit originally contained around 5 to 6 million ounces, thus the Kremnica South target represents substantial upside potential, albeit at an early stage.

Geological (mapping and rock sampling) and geochemical surveys were completed over the Kremnica South prospect area in 2004 and 2005. Exploratory diamond drilling was conducted in several areas and a number of new zones of gold mineralization were discovered at surface and in the subsurface. New targets for follow up were also generated. A portable infrared mineral analyzer ("PIMA") survey is being considered and additional drilling is planned for the 2007 field season. A PIMA survey can help locate areas of intense alteration that may be associated with gold.

Based on the 2004-2005 rock and soil geochemistry and test drilling data, and results from condemnation drilling across a silicified structure at the west side of Certov Hill (see Feasibility Study section above) a limited exploratory drill program was conducted at the Certov Hill area of Kremnica South near the end of the 2006 season. Five diamond drill holes were completed. Preliminary assay results have been received for three holes and the rest are pending. Received results are currently being compiled, reviewed, and interpreted.

Vratislav Deposit

The Vratislav target is focused in an area of historic mine workings that host sets of quartz veins, and is located roughly 200 metres north of and along strike of the Sturec deposit. The Vratislav mineralized zone includes a historic resource, calculated as a Z-2 to Z-3 classification resource as defined by the Slovak Geologic Survey. The historic resource is calculated to be 595,000 tonnes grading 3.33 grams gold and 24.6 grams silver per tonne, totalling 63,700 ounces gold and 470,500 ounces silver (7). The Geologic Survey of Slovakia developed the estimate in 1992.

A program planned to test the Vratislav mineralized zone in June 2006 proved difficult because of old underground mine workings and/or broken ground conditions. Drill results received to date have indicated limited mineralization. Drilling at Vratislav has been suspended and resources (people and equipment) are focusing on the work required to support the Sturec pre-feasibility/feasibility study.

(7) The Company has reviewed the above historical resource estimates and views them relevant. The historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company's deposits in particular suggests the reliability of the historical resource estimates. The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions for Indicated and Inferred Resources, respectively. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not classified according to the Canadian Institute of Mining, Metallurgy and Petroleum's Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates.

Financial

Total expenditures at Kremnica for fiscal 2006 were $3,324,882 compared to $1,922,865 in 2005, comprised mainly of the pre-feasibility study, a drill program that was completed at Sturec in December, consulting fees and salaries, and engineering studies. To August 31, 2006, the Company incurred pre-feasibility study costs of approximately $465,000. The Company expects total pre-feasibility study costs to be approximately $575,000 as compared to the $538,500 estimate in its May 16, 2006 prospectus. As pre-feasibility/feasibility work advances to full feasibility stage, expenditures are expected to continue to escalate, in particular, consulting fee expenses.

GOLD – CURRAGHINALT, NORTHERN IRELAND

Property Description and History

The Company owns a 100% interest in the Curraghinalt gold property, which consists of two adjoining exploration licences contained in 346 square kilometres. Curraghinalt is located in County Tyrone, central Northern Ireland, 127 kilometres west of Belfast and 15 kilometres northeast of the town of Omagh. The Curraghinalt deposit vein system, occurrences of other gold mineralized quartz veins, and rock and soil gold geochemical anomalies occur within an 8-kilometre-long, west-northwest trending corridor referred to as the "Curraghinalt Trend".

Curraghinalt was acquired in April, 2004, by issuing 5,000,000 Company shares to the vendor, Strongbow Exploration Inc. Upon the decision by the Company to go into commercial production at Curraghinalt, a further 5,000,000 common shares would be issued to Strongbow. In addition, pursuant to a royalty agreement between the Company and Minco plc, a 2% net smelter return royalty is payable to Minco plc.

Subsequent to August 31, 2006, the Company entered into discussions with Strongbow to renegotiate the Ulster acquisition agreement. Subsequent to December 5, 2006, the Company and Strongbow reached an agreement in principle, subject to further approvals, such that the Company plans to continue with its exploration plans.

Historical Results

Previous exploration on Curraghinalt included 17,783 metres of drilling, 697 metres of underground development, and 2,856 metres of surface trenching.

Exploration

Since April 2003, work programs completed by the Company on the property include compilation and review of the historical data base, underground geologic mapping, structural analysis, soil geochemical surveys, in-fill and step-out drilling, and limited geophysical surveys over the Curraghinalt vein system.

A total of 4,574 metres of diamond drilling have been completed by the Company. As part of these programs, the Company completed 2,998 metres of in-fill drilling, all within the boundaries of the historical resource estimates. The remaining drilling focused on exploration targets.

In 2005, the Company completed two diamond drill holes totalling 187 metres at a location south of the Curraghinalt deposit in an area known as the Crows Foot – Bend structural zone. Results from the drilling confirmed the presence of five new parallel veins hosting gold mineralization. Also in March 2005, drill-hole CT-26, returned intercepts of significant ore-grades and widths in all the resource veins which resulted in extending known high ore-grade gold mineralization to approximately twice the previously documented depth. This also led to the discovery of a new vein as well as the re-emergence of veins previously thought to have pinched out at depth.

In June 2006, the Company commenced a 6,300 metre, 36-drill-hole in-fill diamond drill program along the East Extension target, with the objective of increasing the existing inferred resource along strike. The drilling will be completed at approximately 50 metre centres across the East Extension zone. Management believes that this drill program could increase the strike length of the existing Curraghinalt resource vein system.

Resource Estimate

In January 2005, the Company announced the results of an updated gold resource estimate for the Curraghinalt deposit in an independent 43-101 technical report completed by John Tully & Associates.

The calculation focused exclusively on the veins which had been drill-tested to approximately 150 metres below surface, representing less than half of the 1.9-kilometre strike length of the currently defined Curraghinalt vein system.

	Curraghinalt Inferred Resource Estimate
	John Tully and Associates Ltd., 2005
Cut-off	Minimum width	Tonnes	Gold Grade	Contained Ounces Gold
6.0 g/t	1.0 metres	527,700	15.45 g/t	262,000

The estimate included recommendations for additional drilling to increase tonnage, and additional underground development to upgrade the classification of the resources to the CIM Measured and Indicated category. Mr. Tully, P.Geo, independent Qualified Person, stated that detailed drilling and underground development delineated the 800-metre strike length of the veins that make up the Curraghinalt resource. Immediately along strike and to the east, another 800 metres of strike extension of the Curraghinalt resource veins was identified by wide-spaced diamond drill holes and trench sampling.

Current Development Program

The Company believes the Curraghinalt property has potential for growth and has formulated a development schedule for the property, based on the recommendations of the technical report.

If the current drill program is successful and the resource is expanded, then the Company will move to obtain permission to conduct a development program in order to obtain an underground bulk sample through test stoping. This will be a part of the work necessary for the future studies in order to move the resource into a higher classification. The ore will also be used for metallurgical studies.

Financial

At Curraghinalt, $269,389 of exploration costs were incurred during fiscal 2006, a decrease from $1,274,721 in 2005. The reason for the reduced costs is the change in focus from drilling and associated charges, to data compilation and permitting work. Expenditures are expected to increase in 2007 as a reflection of the drill program initiated in late 2006. The program is expected to be finished by the second quarter of calendar 2007.

GOLD – NEVADA, USA

Property Description and Exploration

In June 2006 the Company entered into an exploration and development earn-in agreement with AuEx Ventures Inc. ("AuEx") on a portfolio of gold and gold-silver exploration properties in Nevada, USA. The agreement includes an area of interest of approximately 400 square kilometres, located 30 kilometres NE of Fernley in Nevada. The Company will be the operator. Cowboy Exploration LLC, a Wyoming-based geological consulting company with operational expertise in the western USA will provide project management services. AuEx will also provide technical expertise and operational assistance.

The portfolio consists of the Fireball and Gypsum Valley epithermal gold and gold-silver properties, and the JPW mesothermal meta-volcanic hosted gold-silver property of likely intrusive-related origin.

An exploration program designed to identify drill targets began in June 2006. Planned exploration included geologic, geochemical and ground geophysics surveys to be followed by drilling. All geologic, geochemical and geophysics surveys related to this exploration have been completed. Data will be compiled into GIS databases and reviewed and interpreted. Drill programs are expected to be designed based on interpreted results.

Acquisition Terms

The Company paid AuEx US$35,000 on signing the agreement, and will fund US$100,000 of exploration in the first year of the option. The agreement is based on an option to earn a 51% interest in the properties by spending US$1,000,000 in exploration on each property within five years. Upon vesting an interest, the Company may then elect to earn an additional 9% interest (60% total) by spending an additional US$1,000,000 within three years on each property vested and may earn an additional 10% interest (70% total) by funding all expenditures through completion of feasibility studies and by arranging property financing. At that point both parties will contribute financially to operations according to respective percent ownership.

QUALIFIED PERSON AND QA/QC

The Company's Vice President of Exploration, Dr. Kent Ausburn, PhD, PG, and a Qualified Person as defined by NI 43-101, is responsible for the exploration on the above properties. Joseph Ringwald, PEng, the Company's Vice President, Technical Services, and a Qualified Person as defined by NI 43-101, has reviewed the technical disclosure contained in this management's discussion and analysis.

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

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following tables provide a brief summary of the Company's financial operations. For more detailed information, refer to the consolidated financial statements.

SUMMARY OF ANNUAL FINANCIAL RESULTS - COMPARISON OF THE YEAR ENDED AUGUST 31, 2006 TO THE YEAR ENDED AUGUST 31, 2005

	2006	2005	2004
As at or for the years ended August 31
	$	$	$

Total assets	59,933,155	13,746,449	10,392,855
Exploration properties	15,407,706	9,252,345	5,795,793
Shareholders' equity	58,336,733	13,186,785	9,671,799
Net loss	(6,637,636)	(2,877,394)	(2,319,019)
Loss per share	(0.08)	(0.05)	(0.06)

Overview

The annual financial results reflect the Company's growth over the past three years. Since August 31, 2004, assets have increased by $49,540,300 and shareholders' equity by $48,664,934 as the Company raised equity of $54,006,871. Over this same period the Company's exploration properties increased by $9,611,913 as the Company acquired and developed uranium properties in Slovakia and the USA and continued work on its gold properties, Kremnica and Curraghinalt.

For the periods presented, the Company had neither revenues nor long-term financial liabilities and did not declare any dividends. The Company incurred a net loss of $6,637,636 or $0.08 per share in fiscal 2006, an increase of $3,760,242 from the fiscal 2005 net loss of $2,877,394 or $0.05 per share. The operating expense increase of $4,904,077 was partially offset by net other income items of $1,143,835. The weighted average number of common shares increased to 86,999,112 from 59,225,546 as a result of the private placements in fiscal 2006.

Salaries, Consulting Fees and Stock-Based Compensation

Salaries, consulting and stock-based compensation are the most significant operating expense. These costs increased by $4,590,945 in 2006. Stock-based compensation increased by $3,404,792 to $3,825,817 from $421,025 in 2005. The number of options granted in 2006 increased by 4,305,945 to 7,315,945 from 3,010,000 in 2005. The increase is due to both increased options granted to existing employees, consultants and directors as well as grants to four new senior executive hires. The fair value of stock options granted in 2006 also increased significantly to $0.76 per option from $0.14 per option in 2005. In 2006, 4,724,945 of such options were issued compared to 375,000 in 2005. Excluding stock-based compensation, other compensation increased by $1,186,153, mainly due to 2006 bonuses of $855,000. The remaining increase mainly relates to new employees and consultants. The Company expects to make some new hires in fiscal 2007.

Other Operating Expenses

Administration expenses increased by $146,108 to $442,933 in 2006 mainly due to increases in accommodation costs for the Company's new offices of $101,138 and increased insurance costs of $29,836. Property investigation and corporate development expenses increased by $215,647 to $244,860 in 2006 due to increased travel and accommodation expenses related to pursuing other properties in eastern Europe. Interest and bank charges increased by $112,617 to $160,341 as the result of the 2006 accrual of $150,000 for interest costs on unwithheld taxes from previous years. Generally the Company expects its other operating expenses to increase in 2007 as it expands its operations.

Other Statement of Loss Items

Interest income from the Company's short-term investment portfolio increased to $1,043,765 from $64,749 in 2005. The portfolio was funded by the February 2006 private placement and is reducing over time. Recovery of a note receivable in the amount of $708,720 (US$600,000) is a one-time item related to final settlement on a promissory note fully provided in 2001. The Company short-term investments included US Dollar denominated investments. The US Dollar weakened in fiscal 2006 such that the Company incurred foreign exchange losses of $497,864. The Company no longer holds short-term investments denominated in foreign currencies.

Exploration Properties

Exploration property costs in fiscal 2006 totalled $6,210,028 compared to $3,456,552 in 2005. Expenditures on the Kremnica gold property were $3,324,882 in 2006 compared to $1,922,865 in 2005 as the Company prepared its pre-feasibility study with completion expected in December 2006. Expenditures on the Jahodna property were $1,472,205 in 2006 and related to the costs of updating the Jahodna uranium property to NI 43-101 standards and the 6,200 metre drill program. Exploration and acquisition costs in the United States related to the Sweetwater option agreement totalled $832,522. Expenditures on Curraghinalt decreased significantly to $269,389 in 2006 compared to $1,274,721 in 2005 as the Company's resources were directed to its other properties.

Subsequent to August 31, 2006, the Company incurred costs of approximately $500,000 related to an exploration property opportunity.

Working Capital

Working capital increased to $42,113,396 as at August 31, 2006 from $3,242,897 as at August 31, 2005. The increase is mainly due to the increase in short-term investments by $42,188,280. Other receivables increased by $320,904 mainly due to recoverable commodity taxes on exploration expenditures. Prepaid expenses increased mainly due to an advance payments made on US property claims. Accounts payable increased by $1,080,168 largely due to increased US exploration activities.

Shareholders' Equity

In February 2006 the Company issued 31,207,000 special warrants by way of a brokered private placement at a price per share of $1.45 for gross proceeds of $45,250,150. The special warrants were exchanged for an equivalent number of common shares. The underwriters were issued 936,210 agents' warrants exercisable at $1.65 to February 22, 2008.

In September 2005, a non-brokered private placement of 3,500,000 units at $0.50 per unit was completed for gross proceeds of $1,750,000. Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until March 31, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. Finders' fees of 75,000 units and $37,500 were paid to third parties.

Also in September, 2005, a non-brokered private placement of 5,000,000 units at $0.40 per unit was completed for gross proceeds of $2,000,000. Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.55 per share until September 8, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. A finder's fee of $140,000 was paid to a third party.

As at December 18, 2006, the Company has 112,628,668 issued and outstanding common shares. There are 7,615,058 warrants outstanding with exercise prices ranging from $0.55 to $1.65 and with expiry dates ranging from March 31, 2007 to February 22, 2008. There are 7,410,000 stock options outstanding as at December 21, 2006, with exercise prices ranging from $0.25 to $3.04 and expiry dates ranging from May 21, 2008 to November 28, 2011.

COMPARISON OF THE THREE MONTHS ENDED AUGUST 31, 2006 TO THE THREE MONTHS ENDED AUGUST 31, 2005

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	August 31,	May 31,	February 28,	November 30,
	2006	2006	2006	2005
	$	$	$	$
Total assets	$59,933,155	$ 59,570,507	$ 59,684,982	$ 17,561,693
Exploration properties	15,407,706	12,357,682	11,218,592	10,351,360
Working capital	42,113,396	45,764,595	47,135,246	6,026,757
Shareholders' equity	58,336,733	58,864,108	59,046,856	17,061,067
Net loss	(933,589)	(3,102,560)	(2,371,739)	(229,748)
Loss per share	$ (0.01)	$ (0.04)	$ (0.03)	$ (0.00)

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	August 31,	May 31,	February 28,	November 30,
	2005	2005	2005	2004
	$	$	$	$
Total assets	$ 13,746,449	$ 12,350,754	$ 12,990,758	$ 10,275,039
Exploration properties	9,252,345	8,502,032	7,912,833	6,986,562
Working capital	3,242,897	2,772,113	3,835,600	2,005,277
Shareholders' equity	13,186,785	11,912,263	12,374,270	9,650,940
Net loss	(1,075,814)	(485,497)	(730,120)	(585,963)
Loss per share	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)

Overview

For the fourth quarter ended August 31, 2006, the Company incurred a loss of $933,589 or $0.01 per share, compared to a loss of $1,075,814 or $0.02 per share in 2005. Salaries and consulting fees increased by $303,742 and stock-based compensation increased by $226,610, for a total increase of $530,352. These increases were more than offset by fourth quarter increases to interest income of $483,160 arising from the short-term investment portfolio and a foreign exchange gain of $224,308 due to the effect of the strengthening of the US Dollar in the summer of 2006 on US Dollar denominated short-term investments.

Exploration property costs capitalized were $3,050,024 in the fourth quarter of 2006 as compared to $3,105,337 for the nine months ended May 31, 2006. The increase in quarterly expenditures is due to the seasonality of summer drilling programs. The most significant costs incurred in the fourth quarter of 2006 were $1,459,169 for Kremnica, $954,728 for Jahodna and $235,660 for US uranium properties pursuant to the Sweetwater option agreement.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash decreased in 2006 by $983,764 to $663,452 from $1,647,216 as at August 31, 2005. Cash flows used in operating activities were $2,544,576 in 2006, about the same as $2,565,293 in 2005. Cash flow from operations in 2006 includes a one-time item of $708,720 from the recovery of a note receivable previously fully provided in 2001. The Company expects operations to consume more cash in the future as the Company has recently expanded its operations and hired more employees and consultants.

Cash flows used in investing activities increased to $48,487,955 from $3,535,686 in 2005. Short-term investments of $42,188,280 and exploration property expenditures of $6,107,608 were made in 2006 as compared to $3,443,302 in exploration property expenditures in 2005. Cash flows from financing activities are due to $50,048,767 in equity financings from private placements, exercise of share options and warrants. These funds will be used primarily to fund the Kremnica gold property and the Jahodna uranium property in Slovakia.

Cash and Short-term Investments

The cash and short term investment component of working capital at August 31, 2006 consisted of $663,452 in bank deposits and $42,188,280 in short-term investments. All of the short-term investments matured in calendar 2006. The Company's investments are highly liquid and available to meet ongoing commitments.

Contractual Obligations and Contingencies

The Company's contractual obligations relate only to its Vancouver office lease, with details as follows:

	Years ending August 31,
	2007	2008	2009	2010	2011
	$	$	$	$	$
Office lease (total $1,484,913)	201,110	206,098	231,365	231,365	231,365

As at August 31, 2006 the expenditures to maintain the good standing of the Company's exploration and development properties and property agreements are expected to be approximately $1,100,000 for fiscal 2007, $1,500,000 for fiscal 2008 and $1,250,000 for fiscal 2009. The Company believes that its working capital is sufficient to carry out its current exploration work programs and fund corporate overhead until fiscal 2009.

Additional Financing

To date, the Company's ongoing operations have been almost entirely financed by private placements and exercises of warrants or stock options. Additional financing will be required to build a gold mine at Kremnica and to further develop its uranium properties. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so in the future.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2006 and 2005, certain directorship and senior management roles were contracted to companies owned and operated by directors and officers of the Company, namely the roles held by Mr. Damien Reynolds, Mr. Garry Stock, Mr. Bob Nowell and Mr. Hein Poulus. These contracts were for fixed monthly amounts as well as stock options. These professional fees were based on rates commensurate with the costs of obtaining employee or director services. Consulting fees to companies controlled by directors were increased to $491,000 in 2006 from $224,958 in 2005, mainly due to bonus payments to Mr. Reynolds. Consulting fees to companies controlled by officers increased to $187,000 in 2006 from $107,000 in 2005, also due to bonus payments. These amounts are presented within salaries, consulting and stock-based compensation expense. The Company has recently made several senior hires to replace its consulting relationships and expects related party transactions to decrease in future years.

The Company's solicitors are Stikeman Elliott LLP. A director, Mr. Hein Poulus, is a partner in the firm. Stikeman Elliott LLP's fees are billed based on time spent on providing services to the Company.

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Mineral Resources and Recovery Estimates

Disclosed resource estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral resources. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral resources may be material. In addition, short term operating factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating resources.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. There can be no assurances that the Company will be at all times in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial resources or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Foreign Activities

The Company operates in Slovakia, Northern Ireland and the USA and, from time to time, in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavourable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

Foreign currency exchange

The Company maintains its accounts in Canadian dollars. The Company's operations in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. The Company's operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovakian Koruna, the US Dollar, the Great British Pound and the Euro.

In 2006 the Company's short-term investments included US Dollar denominated commercial paper. In 2006 the Company incurred a foreign exchange loss of $497,864 mainly attributable to its US Dollar investments. As at August 31, 2006 the Company had US $5,327,000 in such short-term investments. Subsequent to year end the Company's US Dollar commercial paper matured and the Company made no further US Dollar investments. In the future, the Company will purchase foreign exchange only as the need arises in order to fund its exploration and development activities. Corporate expenditures are incurred mainly in Canadian dollars.

Credit

The Company is exposed to credit risk on its investment portfolio. The Company's investments are all rated R-1 high, the highest rating for money market investments.

Interest rate

The Company's short-term investments are discount notes that earn a fixed rate over less than a six month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company's future interest income is exposed to changes in short-term rates.

CHANGES IN ACCOUNTING POLICIES

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments – Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments – Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with US GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006.

At present, the Company's most significant financial instruments are cash, short-term investments, other receivables, marketable securities, long-term investments and accounts payable. The adoption of this section is not expected to have a material effect on the Company's future reported financial position or results of operations.

New Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. In 2006, the Company had investments in shares of arm's-length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The adoption of this section is not expected to have a material effect on the Company's future reported financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

Introduction

Disclosure controls and procedures include the Company's controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities laws and regulations and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure.

Certification Disclosures

As at August 31, 2006, management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, our President and Chief Executive Officer and Chief Financial Officer have concluded that as of the end of that fiscal year our disclosure controls and procedures are ineffective.

The specific disclosure controls and procedures weaknesses as at August 31, 2006 and remediation plans are as follows:

SEC Filings

The Company failed to make a significant number of its fiscal 2006 United States Securities and Exchange Commission (the "SEC") filings on a timely basis as required by the SEC. The required SEC filings were made to December 21, 2006. The Company will design and implement controls over its Canadian securities regulators and SEC filings in fiscal 2007.

Sub-Certification Processes

The Company did not design and implement a formal sub-certification process, whereby the direct reports of the CEO and CFO provide formal certifications to them on the completeness and accuracy of the financial information pertaining to their areas of responsibility and the effectiveness of disclosure controls and procedures. Subsequent to August 31, 2006 the Company has designed and implemented a formal sub-certification process.

Internal Control Over Financial Reporting Weaknesses

As discussed below, the Company identified weaknesses in the design and implementation of internal control over financial reporting as at August 31, 2006. Internal control over financial reporting is a sub-set of disclosure controls and procedures such that significant weaknesses in the former generally indicate weaknesses in the latter.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Introduction

Internal control over financial reporting includes the process designed by the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded to permit preparation of financial statements in accordance with Canadian GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and, (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual or interim financial statements.

The Canadian Securities Administrators' (CSA) Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, requires management to include for the first time in their 2006 certificates statements about the design of internal control over financial reporting and related MD&A disclosures. In September 2006, the Risk Management and Governance Board of the Canadian Institute of Chartered Accountants (CICA) published two documents, Internal Control 2006: The Next Wave of Certification, Guidance for Management and Internal Control 2006: The Next Wave of Certification, Guidance for Directors. Although guidance in both publications has been developed for TSX and TSX-venture issuers, the CICA recognizes that small capitalization and venture issuers face special circumstances and control challenges. The CICA has indicated they will publish further additional guidance for small capitalization entities in late December 2006.

The Company has an August 31 fiscal year end and is required to make its annual certification disclosures in 2006. Most public entities in Canada have a December 31 fiscal year end and will be making their annual certification disclosures in 2007. The Company has not had the benefit of reviewing these disclosures. The Company has therefore obtained guidance from disclosures made under section 404 of the Sarbanes-Oxley Act of 2002 (SOX) in the USA. However, the SEC has recently agreed to propose interpretive guidance for management regarding their evaluations of internal control over financial reporting. The Company has not had the benefit of reviewing this interpretive guidance.

The internal control over financial reporting certification disclosures made below indicate a number of deficiencies. Internal control over financial reporting does not include the external audit function.

Certification Disclosures

During the fiscal year ended August 31, 2006, there were a number of changes and planned changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

The specific design of internal control over financial reporting weaknesses as at August 31, 2006 and remediation plans are as follows:

Control Environment

Personnel - The Company did not maintain a sufficient complement of personnel in its foreign locations with an appropriate level of knowledge, experience and training in the application of Canadian GAAP and in internal control over financial reporting commensurate with the Company's financial reporting requirements. In fiscal 2007 the Company will obtain additional finance resources in these foreign locations.

Policies and Procedures - The Company did not maintain and communicate sufficient formalized and consistent finance and accounting policies and procedures. In fiscal 2007 the Company will retain third party consultants to assist with the documentation of policies and procedures.

Financial Close and Reporting Process

Policies and Procedures - The Company did not maintain formal, written policies and procedures governing the financial close and reporting process. In fiscal 2007 the Company will retain third party consultants to assist with the documentation of policies and procedures.

Management Oversight and Review Procedures - The Company did not design controls to ensure that management oversight and review procedures were properly performed over the accounts and disclosures in the Company's financial statements. In addition, the Company did not design effective controls to ensure adequate management reporting information was available to monitor financial statement accounts and disclosures. In fiscal 2007 the Company will design and implement management reporting controls.

Account Reconciliations - The Company did not design and implement controls to provide reasonable assurance that accounts were complete and accurate and agreed to detailed support and that reconciliations of accounts were properly performed, reviewed and approved. In fiscal 2007 the Company will design and implement an account reconciliation policy and will obtain additional finance resources in these foreign locations to implement the policy.

Authorizations

Delegation of Authority Policy - The Company did not design and implement formal authorization policies for contracts and transactions. Subsequent to August 31, 2006, management designed and the Board approved a formal Delegation of Authority Policy. Management will implement this policy in fiscal 2007.

Investment Policy - The Company did not design and implement a formal investment policy. The Company plans to design and implement a formal investment policy in fiscal 2007.

Withholding Taxes

The Company did not design effective controls over withholding taxes. Subsequent to August 31, 2006, the Company designed and implemented controls over withholding taxes through education and awareness.

Stock Options

The Company did not design effective controls over the measurement and recognition of stock-based compensation. Subsequent to August 31, 2006, the Company has designed changes to its stock option procedures to standardize the process of granting stock options and thereby minimize variability in the accounting and tax treatment of such compensation.

Exploration Property Commitments

The Company did not design effective controls to manage its exploration property commitments. Subsequent to August 31, 2006, the Company retained an industry-leading third party land management company to centrally manage all its exploration properties.

OUTLOOK

During fiscal 2007 the Company plans to continue on its growth trend by engaging in aggressive uranium exploration activities on the Jahodna property and the Novoveska Huta trend, completion of the Kremnica gold pre-feasibility study and begin final feasibility work, further exploration on its US uranium properties and on its gold properties, Kremnica South (Lutila licence) and Curraghinalt. The Company will also explore other joint venture and merger and acquisition opportunities.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of management's discussion and analysis. These forward-looking statements include but are not limited to, statements concerning the Company's:

  strategies and objectives;
  interest and other expenses;
  tax position and tax rates;
  political unrest or instability in foreign countries and its impact on foreign assets;

  the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for exploration properties;
  estimates of the quantity and quality of mineral resources;
  planned capital expenditures and estimates of reclamation and other costs related to environmental protection;
  future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;
  financial and operating objectives;
  exploration, environmental, health and safety initiatives;
  availability of qualified employees for operations;
  outcome of legal proceedings and other disputes;

Inherent in forward-looking statements are risks and uncertainties beyond the Company's ability to predict or control, including risks that may affect operating or capital plans including risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risk associated with lack of access to markets; risks associated with mineral resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with performance by contractual counterparties; risks associated with title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this management's discussion and analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  general business and economic conditions;
  interest rates and foreign exchange rates;
  the supply and demand for, deliveries of, and the level and volatility of prices of uranium and gold;
  the timing of the receipt of regulatory and governmental approvals for development projects and other operations;
  the availability of financing for development projects on reasonable terms;
  costs of production and production and productivity levels, as well as those of competitors;
  ability to secure adequate transportation for products;
  ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;
  ability to attract and retain skilled staff;
  the impact of changes in foreign exchange rates on costs and results;
  engineering and construction timetables and capital costs for development and expansion projects;
  costs of closure of various operations;
  market competition;
  the accuracy of reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;
  tax benefits and tax rates;
  the resolution of environmental and other proceedings or disputes;
  ongoing relations with employees and with business partners and joint venturers.

The reader is cautioned you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under "Risk Factors" in this management's discussion and analysis. The Company undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

CAUTIONARY NOTES TO US INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

Measured and Indicated Resources

This management discussion and analysis uses the terms "measured and indicated resources". The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not "mineral reserves" do not have demonstrated economic viability. Disclosure of "contained ounces" is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

This management discussion and analysis uses the term "inferred resources". The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
For the years ended August 31, 2006, 2005 and 2004

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Tournigan Gold Corporation and all information in the Annual Report are the responsibility of the Company's management. The consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles ("GAAP") and reconciled to United States GAAP as set out in Note 18 and reflect management's best estimates and judgment based on information available until December 5, 2006. A system of internal controls is maintained by management to provide reasonable assurance that the Company's assets are safeguarded and financial information is accurate and reliable.

The Board of Directors of the Company is responsible for ensuring management fulfills its responsibilities. The Audit Committee of the Board of Directors is comprised of outside directors who meet with management and the independent auditors to review internal control and financial reporting matters, and to ensure that management is maintaining adequate financial controls. The Audit Committee also reviews the audit plan of the independent auditors and discusses the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by Manning Elliott LLP, and their report outlines the scope of their examinations and gives their opinion on the consolidated financial statements.

/s/ "James Walchuck"	/s/ "Hans Retterath"
James A. Walchuck	J. Hans Retterath
President & Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Tournigan Gold Corporation

We have audited the accompanying consolidated balance sheets of Tournigan Gold Corporation and subsidiaries as at August 31, 2006 and 2005, and the related consolidated statements of loss and deficit and cash flows for the years ended August 31, 2006, 2005, and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tournigan Gold Corporation and subsidiaries at August 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years ended August 31, 2006, 2005, and 2004, in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

/s/ "Manning Elliott LLP"

Chartered Accountants

Vancouver, British Columbia, Canada

December 5, 2006

Comments by Auditors on Canada – United States Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated December 5, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

/s/ "Manning Elliott LLP"

Chartered Accountants

Vancouver, British Columbia, Canada

December 5, 2006

TOURNIGAN GOLD CORPORATION
Consolidated Balance Sheets
(expressed in Canadian dollars)

	August 31,	August 31,
	2006	2005
	$	$
ASSETS
Current
Cash	663,452	1,647,216
Short-term investments (Note 3)	42,188,280	–
Subscriptions receivable (Note 9)	–	2,000,000
Other receivables	383,487	62,583
Marketable securities (Note 4)	30,000	30,000
Prepaid expenses and deposits	444,599	62,762
	43,709,818	3,802,561
Due From Related Parties (Note 13)	98,269	91,255
Exploration Properties (Note 6)	15,407,706	9,252,345
Long-Term Investments (Note 7)	200,000	200,000
Property and Equipment (Note 8)	517,362	400,288
	59,933,155	13,746,449

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued expenses	1,539,202	459,034
Due to related parties (Note 13)	57,220	100,630
	1,596,422	559,664

Shareholders' Equity
Share Capital (Note 9)	94,861,399	46,559,522
Contributed Surplus (Note 10)	4,498,728	1,013,021
Deficit	(41,023,394)	(34,385,758)
	58,336,733	13,186,785
	59,933,155	13,746,449

On behalf of the Board:

/s/ "Hein Poulus"	/s/ "James Walchuck"
Hein Poulus, Director	James Walchuck, Director

See accompanying notes to the consolidated financial statements.

TOURNIGAN GOLD CORPORATION
Consolidated Statements of Loss and Deficit
(expressed in Canadian dollars)

	For the Years Ended August 31,
	2006	2005	2004
	$	$	$
OPERATING EXPENSES
Salaries, consulting and stock-based compensation	5,693,319	1,102,374	1,292,888
Investor relations	632,064	625,129	281,550
Administration	442,933	296,825	115,154
Travel	314,393	377,156	342,598
Property investigations and corporate development	244,860	29,213	18,741
Legal and professional fees	256,409	316,091	175,010
Interest and bank charges	160,341	47,724	12,206
Regulatory fees	41,169	78,866	55,455
Amortization	23,427	31,460	17,219
	(7,808,915)	(2,904,838)	(2,310,821)
OTHER ITEMS
Interest income	1,043,765	64,749	27,250
Recovery of note receivable (Note 5)	708,720	–	–
Foreign exchange loss	(497,864)	(14,805)	(22,965)
Write-down of exploration properties	(54,667)	–	–
Loss on disposal of property and equipment	(28,675)	–	–
Write-down of marketable securities	–	(22,500)	–
Capital tax	–	–	(35,278)
Gain on sale of exploration properties	–	–	1,737
Gain on write-down of accounts payable	–	–	21,058
	1,171,279	27,444	(8,198)
Net Loss	(6,637,636)	(2,877,394)	(2,319,019)
Deficit, Beginning of Year	(34,385,758)	(31,508,364)	(29,189,345)
Deficit, End of Year	(41,023,394)	(34,385,758)	(31,508,364)

Basic and Diluted Loss Per Share	$(0.08)	$(0.05)	$(0.06)

Weighted Average Number of Outstanding Shares	86,999,112	59,225,546	35,707,931

See accompanying notes to the consolidated financial statements.

TOURNIGAN GOLD CORPORATION
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	For the Years Ended August 31,
	2006	2005	2004
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(6,637,636)	(2,877,394)	(2,319,019)
Items not affecting cash:
Stock-based compensation	3,825,817	421,025	581,500
Amortization and loss on disposal of property and
equipment	52,102	31,460	17,219
Write-down of exploration properties	54,667	–	–
Write-down of marketable securities	–	22,500	–
Financing fee	–	–	62,500
Gain on sale of exploration properties	–	–	(1,737)
Gain on write-down of accounts payable	–	–	(21,058)
	(2,705,050)	(2,402,409)	(1,680,595)
Net changes in operating balances:
Other receivables	(20,315)	2,051	(7,796)
Prepaid expenses and deposits	(169,383)	7,691	(26,746)
Loan receivable	–	50,958	(50,958)
Accounts payable and accrued expenses	400,596	(122,894)	(89,870)
Related parties	(50,424)	(100,690)	(14,926)
	(2,544,576)	(2,565,293)	(1,870,891)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short term investments, net	(42,188,280)	–	–
Exploration property expenditures	(6,107,608)	(3,443,302)	(2,565,905)
Purchase of property and equipment	(192,067)	(39,884)	(102,793)
Purchase of marketable securities	–	(52,500)	–
	(48,487,955)	(3,535,686)	(2,668,698)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital, net of issue costs	50,048,767	3,958,104	8,724,332
Repayment of loans	–	–	(592,000)
	50,048,767	3,958,104	8,132,332
Increase (decrease) in cash during the year	(983,764)	(2,142,875)	3,592,743
Cash, beginning of year	1,647,216	3,790,091	197,348
Cash, end of year	663,452	1,647,216	3,790,091

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest	4,142	38,453	4,159
Cash paid during the year for income taxes	–	–	–

See accompanying notes to the consolidated financial statements.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

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

Although existing cash resources are currently expected to provide sufficient funds through the upcoming fiscal year, the capital expenditures required to achieve planned principal operations are substantial. As a result, the Company will be required to seek additional financing.

2. SIGNIFICANT ACCOUNTING POLICIES

a)   Principles of consolidation and basis of accounting - These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

b)    Cash and cash equivalents - Cash and cash equivalents consist of cash and demand deposits.

c)    Short-term investments - The Company's investments in bankers acceptances ("BA"), bearer deposit notes ("BDN") and commercial paper ("CP") are recorded at face value less unamortized discount.

d)    Marketable securities - Marketable securities are recorded at the lower of cost and market.

e)    Exploration properties - The Company capitalizes acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. Under Canadian generally accepted accounting principles, the Company is not precluded from considering exploration costs to have the characteristics of property, plant and equipment even when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Property option payments receivable by the Company are credited against mineral property costs when received. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves.

Exploration properties are written down when the long-term expectation is that the net carrying amount will not be recoverable. A mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. Management reviews certain conditions that should be considered to determine whether a write-down of capitalized costs is required. These conditions include changes to or abandonment of work programs or poor exploration results.

f)    Long-term investments - Long-term investments, not subject to significant influence by the Company, are carried at cost. The Company periodically reviews the carrying value of its investments, and when a decline in the fair value of an investment is determined to be other than temporary, the investment is written down accordingly.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

g)    Property and equipment - Property and equipment are recorded at cost and are amortized over their estimated useful lives, which are up to 40 years for buildings, 4 years for vehicles, 5 years for computers and electronic equipment and 8 years for other items. The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset exceeds the estimate of undiscounted future cash flows from the asset. At that time, the carrying amount is written down to fair value.

h)   Stock-based compensation - The Company has a stock option plan, which is described in Note 11. Stock options are recorded at their fair value over their vesting period as compensation expense, and agents' warrants issued in connection with common share placements are recorded at their fair value on the date of issue as share issuance costs. On the exercise of stock options and agents' warrants, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

i)    Translation of foreign currencies - The Company's consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities originating in foreign currencies are translated at the prevailing rates of exchange at the balance sheet date. Expenses and income are translated at the rates of exchange in effect on the dates of the related transactions. Non-monetary items are translated at the rates in effect when the items were acquired. Exchange gains and losses arising on translation are included in determining current earnings.

j)    Earnings per share - The Company uses the treasury stock method in computing earnings per share. Under this method, basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year.

For the years ended August 31, 2006, 2005 and 2004, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

k)    Income taxes - Future income taxes relate to the expected future tax consequences of settling differences between the carrying amounts of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

l)     Financial instruments - The Company's financial instruments consist of cash, short-term investments, subscriptions receivable, other receivables, marketable securities, amounts due from related parties, long-term investments, accounts payable and accrued expenses, and amounts due to related parties. The carrying values of current assets and current liabilities approximate their fair values due to their short maturities. Amounts due from and amounts due to related parties are unsecured, without interest or fixed terms of repayment and therefore fair value information has not been disclosed for these instruments as their fair values cannot be measured reliably.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

m)   Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses for the period. The more significant areas requiring the use of estimates include exploration properties, impairment of long-lived assets, income taxes, and stock-based compensation. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

n)   Asset retirement obligations - The Company recognizes the fair value of the liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as the related long-lived asset.

o)   Comparative figures - Certain of the prior year figures have been reclassified to conform to the current year's presentation. Such reclassification is for presentation purposes only and has no effect on previously-reported results.

3. SHORT-TERM INVESTMENTS

				August 31, 2006
				Carrying
Description	2006 Maturity	Quantity		Value
				$
Canadian Dollar
FirstBank BA	September		$5,638,000	5,632,809
CIBC BA	September		1,212,000	1,209,876
Royal Bank BA	September		5,100,000	5,090,952
FirstBank BA	October		10,282,000	10,224,398
Bank of Nova Scotia BA	November		4,333,000	4,297,143
Bank of Montreal BDN	December		10,000,000	9,883,004
			$36,565,000	36,338,182
US Dollar
General Electric Capital CP	September	US$	727,000	802,121
General Electric Capital CP	October		1,524,000	1,674,755
General Electric Capital CP	October		3,076,000	3,373,222
		US$	5,327,000	5,850,098
				42,188,280

The fair value of short-term investments as at August 31, 2006 was $42,173,135.

4. MARKETABLE SECURITIES

On January 20, 2005, the Company acquired 150,000 common shares of Sunrise Minerals Inc. (formerly Lalo Ventures Ltd.), a company with a common director, at a cost of $0.35 per share. In 2005, the shares were written-down to their market value of $30,000. As at August 31, 2006, the market value of the shares was $45,000.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

5. RECOVERY OF NOTE RECEIVABLE

In November 2005, the Company recovered US$600,000 as final settlement of a US$750,000 note receivable that had been fully provided for in 2001.

6. EXPLORATION PROPERTIES

	Uranium			Gold			Other
	Slovakia	Slovakia	United	Slovakia	N. Ireland	USA	Gold,
2006	Jahodna	Other	States	Kremnica	Curraghinalt	Nevada	VMS	Total
	$	$	$	$	$	$	$	$

Balance, beginning of year	5,543	2,773	200,914	2,740,282	6,077,875	–	224,958	9,252,345
Acquisition costs	–	–	339,340	–	–	39,606	–	378,946
Exploration costs
Drilling and assays	1,175,077	–	15,989	1,001,482	155,128	–	–	2,347,676
Pre-feasibility studies	93,307	–	–	1,181,548	18,675	–	–	1,293,530
Consulting and salaries	131,423	26,531	122,346	662,107	7,459	41,860	8,355	1,000,081
Office and field expenses	18,721	3,747	70,487	210,448	8,944	44,002	23,261	379,610
Reconnaissance geology and
sampling	–	6,307	223,222	12,587	52,950	–	79,662	374,728
Travel	17,348	631	61,138	176,445	18,358	19,345	2,737	296,002
Socio-economic studies	11,583	–	–	46,330	–	–	–	57,913
Data compilation	24,746	14,988	-	6,096	7,875	–	–	53,705
Amortization	–	–	–	21,926	–	–	–	21,926
Surveys	–	–	–	5,911	–	–	–	5,911
Total costs incurred	1,472,205	52,204	832,522	3,324,880	269,389	144,813	114,015	6,210,028
Write-down	–	–	–	–	–	–	(54,667)	(54,667)
Balance, end of year	1,477,748	54,977	1,033,436	6,065,162	6,347,264	144,813	284,306	15,407,706

	Uranium		Gold		Other
		United	Slovakia	N. Ireland	Gold,
2005	Slovakia	States	Kremnica	Curraghinalt	VMS	Total
	$	$	$	$	$	$

Balance, beginning of year	–	–	817,417	4,803,154	175,222	5,795,793
Acquisition costs	–	65,759	–	–	13,250	79,009
Exploration costs
Drilling and assays	–	–	1,187,622	198,192	6,903	1,392,717
Consulting and salaries	104	–	301,845	184,680	3,911	490,540
Office and field expenses	906	50,881	201,134	147,479	6,253	406,653
Engineering studies	–	–	77,866	145,728	–	223,594
Reconnaissance geology and sampling	4,768	78,165	20,217	57,243	8,881	169,274
Geologist	1,203	–	35,822	129,547	–	166,572
Core storage and re-cataloguing	–	–	–	146,474	–	146,474
Data compilation	–	–	13,754	116,231	8,674	138,659
Travel	1,335	5,083	58,067	52,912	1,864	119,261
Satellite imaging and mapping	–	1,026	15,066	23,743	–	39,835
Surveys	–	–	7,613	27,089	–	34,702
VMS airborne survey	–	–	–	30,806	–	30,806
Environmental studies	–	–	3,859	14,597	–	18,456
Total costs incurred	8,316	200,914	1,922,865	1,274,721	49,736	3,456,552
Balance, end of year	8,316	200,914	2,740,282	6,077,875	224,958	9,252,345

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

6. EXPLORATION PROPERTIES (cont'd)

a)    Uranium

i) Slovakia - Jahodna - On June 7, 2005, the Company acquired a 100% interest in the Jahodna uranium property located in eastern Slovakia. The property is located within the Cermel exploration licence, which expires in April 2009 with Company renewal options. The acquisition cost of the property was nil. Licence fees and work commitments are up to approximately $41,000 per annum.

ii) Slovakia - Other - In June 2005, the Company acquired 100% interests in the Novoveska Huta and the Svabovce and Spissky Stiavnik uranium properties, all located in eastern Slovakia. Past production was recorded on each of these properties. Acquisition costs were nil. The Novoveska Huta property is included within the Spisska Nova Ves mining and exploration licence. The Svabovce and Spissky Stiavnick uranium properties are included within the Spisska Teplica exploration licence. Both the Spisska Nova Ves and Spisska Teplica exploration licences expire in May 2009, with Company renewal options. In August 2006, the Company acquired a 100% interest in the Kluknava licence, also in eastern Slovakia, which expires in August 2010 with Company renewal options. The acquisition cost of this property was nil. Aggregate licence fees and work commitments for these other Slovakian uranium properties are up to approximately $86,000 per annum.

iii) U.S.A. - In June, 2005, the Company entered into an option agreement with Sweetwater River Resources LLC ("Sweetwater") to acquire up to a 100% interest in Sweetwater's Wyoming uranium properties and additional properties acquired by Sweetwater subject to the Company's pre-approval.

The Company paid US$140,000 and issued 200,000 common shares to Sweetwater, and is required to make anniversary payments of US$25,000 (paid), US$50,000, and US$50,000 at the end of the first, second, and third years respectively, to earn an 85% interest in the claims. The Company would then have the right to purchase the remaining 15% interest in the claims by making a payment to Sweetwater in cash or shares, based on an independent valuation.

The Wyoming uranium mining claims portfolio consists of six groups totalling 601 federal lode claims within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts. In December, 2005, Sweetwater acquired 272 federal lode mining claims in the Southern Black Hills area of South Dakota. In May, 2006, Sweetwater acquired 413 federal lode mining claims in the Colorado Plateau area of Arizona. Annual Sweetwater claim fees are approximately US$165,000.

b)    Gold

i) Slovakia - Kremnica - The Company has a 100% interest the Kremnica property in central Slovakia. The property is comprised of the Kremnica mining licence and also the Lutila and Vyhne exploration licences, which expire in March 2008 and February 2009, respectively, with Company renewal options. Aggregate licence fees and work commitments are up to approximately $92,000 per annum.

ii) Northern Ireland - Curraghinalt - The Company holds a 100% interest in the Curraghinalt gold property. The property is located on two adjoining exploration licences in County Tyrone, Northern Ireland. The Company acquired the property through the acquisition of Ulster Minerals Limited ("Ulster"), a Northern Ireland corporation, from Strongbow Exploration Inc. ("Strongbow") in December 2004. Aggregate licence and work commitments are up to approximately $600,000 per annum.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

6. EXPLORATION PROPERTIES (cont'd)

Should the board of directors decide to initiate construction of a mine at Curraghinalt, the Company must issue an additional 5,000,000 common shares to Strongbow. Pursuant to a royalty agreement between Ulster and Minco Plc, a 2% net smelter return royalty would also be required to be paid to Minco Plc. In addition, the Company must pay Strongbow 20% of the tax savings from certain of Ulster's tax loss carryforward benefits when utilized (see Note 17(f)).

iii) U.S.A. - Nevada - In June 2006 the Company entered into an earn-in agreement with AuEx Ventures Inc. ("AuEx") over a portfolio of three gold and gold-silver exploration properties in Nevada, U.S.A. Pursuant to the agreement, the Company will be the operator. A Company related to AuEx provides project management services.

Under the terms of the earn-in agreement, the Company has an option to earn a 51% interest in the portfolio by spending US$1,000,000 in exploration on each property within five years. The Company paid AuEx US$35,000 on execution of the agreement and is required to fund a minimum aggregate US$100,000 of exploration in year one of the agreement, a minimum aggregate US$250,000 in year two, and minimum US$150,000 in year three.

Upon vesting a 51% interest in a property, Tournigan may then elect to earn an additional 9% interest (60% total) by spending an additional US$1,000,000 within three years on each property vested and may earn an additional 10% interest (70% total) by funding all expenditures through completion of feasibility studies and by arranging project financing. At that point both parties will contribute financially to operations according to respective percent ownership.

The Company may acquire a 51% interest in additional properties within the area of interest by making a one-time payment to AuEx of US$10,000 and funding aggregate expenditures of US$500,000 in exploration on the new properties, within five years from the date of identifying the properties. Minimum aggregate exploration expenses of US$50,000 per year would be required to be made on these additional properties during the five-year period.

c)    Other

i) Brehov Precious Metals and VMS Property, Slovakia - On March 30, 2005, the Company completed an earn-in agreement with GEO-TECHNIC-Consulting spol. s.r.o. ("GTC") through which it can acquire up to a 100% interest in the Brehov precious metals and VMS (volcanic hosted massive sulphide) property located in Slovakia. The Brehov property consists of an exploration licence under the earn-in agreement and also the surrounding Novosad exploration licence wholly-owned by the Company, which expires in June 2008 with Company renewal options. Aggregate Novosad licence and work commitments are up to approximately $65,000 per annum.

In 2005 the Company paid $5,000 and issued 50,000 common shares to GTC. Under the terms of the earn-in agreement, the Company earned a 35% interest in the first year of the agreement by incurring $25,000 in exploration expenditures, with GTC as the contractor. In the second year, the Company can increase its interest to 70% by paying $20,000 to GTC and incurring exploration expenditures of $50,000. The Company may purchase the remaining 30% by paying GTC cash or shares totalling $50,000 and by granting a 2% net smelter return royalty to GTC. The Company may purchase this royalty for $50,000 and the issuance of 50,000 common shares.

ii) Republic of Ireland - In 2006 the Company did not renew its Republic of Ireland licences and wrote off $54,667 in capitalized costs.

iii) Northern Ireland - The Company holds certain other exploration licences in Northern Ireland. Aggregate licence and work commitments are up to approximately $125,000 per annum.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

6. EXPLORATION PROPERTIES (cont'd)

iv) British Columbia, Canada - The Company holds a 100% interest in eight mineral claims in the Skeena Mining Division and four mining claims in the Omineca Mining Division.

7. LONG-TERM INVESTMENTS

As at August 31, 2006 and 2005, the Company held 3,400,000 common shares of Condor Resources PLC (formerly Condor Securities Ltd.) ("Condor").

On May 31, 2006, Condor successfully listed on the AIM market of the London Stock Exchange under the symbol "CNR". Pursuant to an agreement with Condor and its brokerage house, the Company agreed not to sell its shares prior to May 31, 2007 without the prior written consent of Condor. As at August 31, 2006, the market value of the shares was $679,915.

8. PROPERTY AND EQUIPMENT

			Net Book Value
		Accumulated	August 31,	August 31,
	Cost	Amortization	2006	2005
	$	$	$	$

Land	47,833	–	47,833	47,833
Buildings	278,741	23,206	255,535	228,046
Computer and electronic equipment	153,344	58,567	94,777	49,657
Vehicles	145,828	53,751	92,077	23,605
Office and field equipment	60,487	40,951	19,536	43,662
Software	10,516	2,912	7,604	854
Leasehold improvements	6,993	6,993	–	6,631
	703,742	186,380	517,362	400,288

9. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance. The issued common shares are as follows:

	2006		2005
	Shares	Amount	Shares	Amount
	#	$	#	$

Balance, beginning of year	67,826,513	46,559,522	50,456,653	40,533,481
Shares issued for cash and other:
Private placements	39,707,000	49,000,150	10,000,000	4,000,000
Options	4,096,500	3,152,915	649,445	215,812
Exploration properties	200,000	87,000	50,000	13,250
Financing fee	75,000	37,500	100,000	40,000
Warrants	26,250	15,972	6,570,415	1,916,979
Share issuance costs	–	(3,991,660)	–	(160,000)
Balance, end of year	111,931,263	94,861,399	67,826,513	46,559,522

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

9. SHARE CAPITAL (cont'd)

Private placements

a)    On February 22, 2006, the Company completed a brokered private placement of 31,207,000 special warrants at a price of $1.45 per special warrant, to raise gross proceeds of $45,250,150. On May 24, 2006, each special warrant was exchanged for one common share. A cash commission of $2,715,009 (6% of the gross proceeds) was paid to the underwriters. In addition, the underwriters received 936,210 agents' warrants exercisable at $1.65 until February 22, 2008.

b)    On September 30, 2005, a non-brokered private placement of 3,500,000 units at $0.50 per unit was completed for gross proceeds of $1,750,000. Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until March 31, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. Finders' fees of 75,000 units and $37,500 were paid to third parties.

c)    On September 8, 2005, a non-brokered private placement of 5,000,000 units at $0.40 per unit was completed for gross proceeds of $2,000,000. Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.55 per share until September 8, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. A finder's fee of $140,000 was paid to a third party.

d)    On August 31, 2005, the Company issued 5,000,000 common shares in connection with a non-brokered private placement of 5,000,000 units at $0.40 per unit for gross proceeds of $2,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.55 per share until August 31, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. No finder's fee or commission was paid on the transaction. Share subscriptions receivable in respect of this transaction were received in cash in September 2005.

e)    On December 16, 2004, the Company completed a non-brokered private placement of 5,000,000 common shares at $0.40 per share for gross proceeds of $2,000,000. Pursuant to the private placement, the Company paid $120,000 in cash and issued 100,000 common shares at a finder's fee to a third party.

Escrow shares - As at August 31, 2006 and 2005, there were 9,375 common shares held in escrow.

Warrants - The Company has share purchase warrants outstanding as follows:

	Balance at				Balance at
Exercise	August 31,				August 31,
Price	2005	Issued	(Exercised)	(Expired)	2006	Expiry Date

$ 0.70	1,016,499	–	–	(1,016,499)	–	November 11, 2005
$ 1.00	508,248	–	–	(508,248)	–	November 11, 2005
$ 0.65	5,239,857	–	–	(5,239,857)	–	November 14, 2005
$ 0.55	2,500,000	–	–	–	2,500,000(1)	August 31, 2007
$ 0.55	–	2,500,000	–	–	2,500,000(1)	September 8, 2007
$ 0.65	–	1,787,500	(26,250)	–	1,761,250(1)	March 31, 2007
$ 1.65	–	936,210	–	–	936,210	February 22, 2008
	9,264,604	5,223,710	(26,250)	(6,764,604)	7,697,460

(1) The Company may require these warrants to be exercised at any time.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

9. SHARE CAPITAL (cont'd)

The Company has entered into an undertaking agreement with a shareholder. The undertaking confirms that the shareholder has agreed not to exercise its warrants to the extent that such exercise would result in the shareholder holding 20% or more of the Company's issued shares. The warrants subject to this undertaking consist of 250,000 warrants exercisable at $0.65 expiring on March 31, 2007 and 2,500,000 warrants exercisable at $0.55 expiring on August 31, 2007.

The Company recognizes a share issuance cost for the fair value of agents' warrants issued using the Black-Scholes pricing model. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. In the course of applying this model management must make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted-average assumptions were used:

	For the Years Ended
	August 31,
	2006	2005

Risk-free interest rate	3.9%	–
Expected dividend yield	0%	–
Expected stock price volatility	88%	–
Expected life of warrants	2.0 years	–
Weighted average per share fair value of agents' warrants granted in the year	$ 0.72	–

During the year ended August 31, 2006, 973,710 agents' warrants issued resulting in stock-based compensation of $696,360 (year ended August 31, 2005 - nil).

10. CONTRIBUTED SURPLUS

The Company's contributed surplus is comprised of the following:

	2006	2005
	$	$

Balance, beginning of year	1,013,021	646,682
Stock-based compensation (Notes 9 and 11)	4,522,178	421,025
Stock options and agents' warrants exercised	(1,036,471)	(54,686)
Balance, end of year	4,498,728	1,013,021

11. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

On October 1, 2003, the Company adopted a rolling stock option plan applicable to directors, employees, and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. Under this plan, the exercise price of an option shall not be less than the discounted market price at the time of granting, or as permitted by the policies of the TSX Venture Exchange, and an option's maximum term is ten years from the grant date.

The Company's previous stock option plan reserved a total of 2,000,000 common shares. Under that plan, the minimum exercise price of each option could not be less than the discounted market price of the Company's stock on the last business day prior to the date of the grant, and an option's maximum term was five years from the grant date. Options granted under the previous plan expire in June 2008.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

11. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont'd)

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

A summary of the changes to the Company's stock options for the years ended August 31, 2006, 2005 and 2004 is presented below:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Options	$	Options	$	Options	$

Outstanding, beginning of year	5,235,555	0.40	2,925,000	0.33	2,000,000	0.25
Granted	7,315,945	1.45	3,010,000	0.44	2,200,000	0.36
Exercised	(4,096,500)	0.52	(649,445)	0.28	(825,000)	0.25
Cancelled/Expired	(49,999)	1.50	(50,000)	0.50	(450,000)	0.25
Forfeited	(300,000)	0.45	–	–	–	–
Outstanding, end of year	8,105,001	1.28	5,235,555	0.40	2,925,000	0.33

The Company has stock options outstanding and exercisable as follows:

		Remaining
Exercise Price	Outstanding	Contractual Life	Exercisable
$	#	In Years	#

0.25	100,000	1.72	100,000
0.35	500,000	2.42	500,000
0.50	130,000	2.59	130,000
0.45	481,555	3.05	481,555
0.45	100,000	3.47	100,000
0.40	20,000	3.78	20,000
0.40	200,000	4.00	200,000
0.40	525,000	4.08	525,000
1.45	3,467,446	4.46	1,817,446
1.86	1,600,000	4.56	1,233,334
1.50	731,000	4.79	243,668
1.64	250,000	4.92	83,334
	8,105,001	4.20	5,434,337

During the year ended August 31, 2006, there were 4,724,945 (2005 - 375,000) options granted for which the market price exceeded the exercise price on the grant date. The weighted-average exercise price of these options was $1.29 (2005 - $0.40), and the weighted-average grant-date fair value was $0.69 (2005 - $0.24).

During the year ended August 31, 2006, there were 2,591,000 (2005 - nil) options granted for which the market price is equal to the exercise price on the grant-date. The weighted-average exercise price of these options was $1.74, and the weighted-average grant-date fair value was $0.89 (2005 - nil).

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

11. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont'd)

During the year ended August 31, 2006, there were nil (2005 - 2,635,000) options granted for which the market price was less than the exercise price on the grant date. The weighted-average exercise price of the options granted in 2005 was $0.44 and the weighted-average grant-date fair value was $0.13.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted-average assumptions were used:

	Years Ended August 31,
	2006	2005	2004

Risk free interest rate	3.9%	3.5%	2.5%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	89%	73%	98%
Expected life of options	2.0 years	2.0 years	2.0 years
Weighted average per share fair value of options granted in year	$0.76	$0.14	$0.26

Total stock-based compensation for the year ended August 31, 2006 was $3,825,817 (2005 - $421,025; 2004 - $581,500).

12. NON-CASH TRANSACTIONS

Significant non-cash operating, investing and financing activities for the years ended August 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
	$	$	$

Shares issued for debt	162,863	–	–
Shares issued for exploration properties	87,000	13,250	2,367,400
Agents' fees paid in shares	37,500	40,000	91,625
Shares issued for share subscriptions	–	2,000,000	–
Shares received upon disposal of mineral properties	–	–	200,000
Debt financing costs paid in shares	–	–	62,500

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

13. RELATED PARTY TRANSACTIONS AND BALANCES

Amounts due from and to directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment.

The Company had the following related party transactions during the year:

	2006	2005	2004
	$	$	$

Consulting fees to companies controlled by directors	491,000	224,958	210,000
Consulting fees to companies controlled by officers	187,000	107,000	92,000
Legal fees to a law firm in which a director is a partner	188,582	58,667	5,000
Cost reimbursements from companies with common directors and/or
officers	179,281	211,772	60,869

Consulting fees were based on rates commensurate with the costs of obtaining employee or director services. Legal fees are billed at standard industry rates.

14. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2006	2005	2004
	$	$	$

Canadian statutory income tax rate	34.12%	35.62%	35.62%
Income tax recovery at statutory rate	(2,264,761)	(1,024,928)	(826,035)
Decrease (increase) resulting from:
Stock-based compensation	1,305,369	149,970	207,130
(Non-taxable income) non-deductible
expenses	(50,810)	10,318	13,771
Valuation allowance	1,010,202	864,640	605,134
Income tax recoverable	–	–	–

Income tax expense attributable to income from operations was nil for all years presented. In 2006 the Company determined that in previous years it had not made appropriate tax and other withholdings from amounts paid for consulting services. As a result, the Company accrued a total liability of $200,000 for interest, compensation and consulting fees.

The tax effects of temporary differences that give rise to significant portions of the future tax assets at August 31, 2006 and 2005 are presented below:

	2006	2005
	$	$

Loss carry-forwards	5,430,034	2,760,989
Exploration costs	4,387,076	3,083,963
Share issuance costs	1,034,534	211,081
Valuation allowance	(10,851,644)	(6,056,033)
	–	–

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

14. INCOME TAXES (cont'd)

Based upon the level of historical taxable income and projections for future taxable income over the years in which the future tax assets are deductible, management has provided a full valuation allowance for the future tax assets.

Subject to certain restrictions, the Company has capital losses of $8,922,101 and non-capital losses of $11,237,007 available to reduce future Canadian taxable income. There are no expiry limitations with respect to the capital losses. The Canadian non-capital losses expire as follows:

Year	$

2007	171,201
2008	163,844
2009	86,727
2010	1,431,113
2011	2,433,232
2015	2,511,559
2026	4,439,331
11,237,007

15. SEGMENTED INFORMATION

The Company operates in one business segment, the mineral exploration and development industry. Enterprise-wide information about geographic areas is as follows:

	2006	2005
	$	$
a) Exploration properties
Slovakia	7,597,889	2,748,598
Northern Ireland and Republic of Ireland	6,607,463	6,278,727
USA	1,178,249	200,914
Canada	24,105	24,106
	15,407,706	9,252,345
b) Property and equipment
Foreign	421,249	321,016
Canada	96,113	79,272
	517,362	400,288

16. COMMITMENTS

	Years ending August 31,
	2007	2008	2009	2010	2011
	$	$	$	$	$

Office lease (total $1,484,913)	201,110	206,098	231,365	231,365	231,365

Exploration properties - See Note 6 for contingent commitments related to exploration properties.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

17. SUBSEQUENT EVENTS

a)    Subsequent to year end, the Company issued 615,003 common shares in respect of the exercise of stock options as follows: 100,000 common shares at $0.35 per share; 25,000 common shares at $0.45 per share; 356,669 common shares at $1.45 per share; and 133,334 common shares at $1.50 per share. Total proceeds from the stock options exercised were $763,421.

b)    In October 2006, 6,666 stock options were cancelled and 333,332 stock options were forfeited due to the resignations of a consultant and of the Executive Chairman, respectively.

c)    In October 2006, the Company granted 60,000 employee stock options exercisable at $2.00 per share for a period of five years. The options are subject to vesting provision with 20,000 vested on the day of grant, 20,000 vesting on October 12, 2007 and 20,000 on October 12, 2008.

d)    In November 2006, the Company received $93,818 on the exercise of 63,678 warrants.

e)    In November 2006, the Company granted 200,000 consultant stock options exercisable at $3.04 per share for a period of five years. The options are subject to vesting provision with 70,000 vested on the day of grant, 65,000 vesting on November 28, 2007 and 65,000 on November 28, 2008.

f)    Subsequent to year end, the Company entered into discussions with Strongbow to renegotiate the Ulster acquisition agreement (Note 6 (b)(ii)). Should the Company be unsuccessful in renegotiating terms favourable to the Company, then the Company will reassess the Curraghinalt property for impairment or write-off.

18. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("U.S. GAAP"), and the rules and regulations of the Securities and Exchange Commission in all material respects, except as noted below.

a) Interest in exploration properties and deferred exploration costs

Under U.S. GAAP, acquisition costs are capitalized but exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed prior to the Company determining that proven or probable mineral reserves exist, after which time all such costs are capitalized.

b) Subscriptions receivable

Under Canadian GAAP, subscriptions receivable are presented as an asset. Under U.S. GAAP, subscriptions receivable are presented as a contra-equity item.

c) Trading securities and available-for-sale securities

Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale. The Company did not own any securities classified as held to maturity.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

18. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

The Company's short-term investments are classified as tradings with changes in fair values included in earnings. The Company's marketable securities and long-term investment consist of equity securities and are classified as available-for-sale, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of other comprehensive income. The Company uses the average cost method to determine the gain or loss on investment securities held as available-for-sale, based upon the accumulated cost bases of specific investment accounts.

d) Comprehensive income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

e) Net earnings (loss) per share

Under U.S. GAAP, performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's 9,375 common shares held in escrow are not performance based and therefore no adjustments have been made to the calculation of earnings per share.

Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive. Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As at August 31, 2006, the Company had 8,105,001 (2005 - 5,235,555, 2004 - 2,925,000) stock options outstanding and 7,697,460 (2005 - 9,264,604, 2004 - 13,540,022) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

f) Recent accounting pronouncements

U.S. GAAP

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

18. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

18. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

Canadian GAAP

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments - Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006.

At present, the Company's most significant financial instruments are cash, short-term investments, other receivables, marketable securities, long-term investments and accounts payable. The adoption of this section is not expected to have a material effect on the Company's future reported financial position or results of operations.

New Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. In 2006, the Company had investments in shares of arm's-length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date for this section is for fiscal years beginning on or after October 1, 2006. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

18. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

g) Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of loss and comprehensive loss, the balance sheets and the statements of cash flows, are as follows:

	2006	2005	2004
Statements of Loss and Comprehensive Loss	$	$	$

Net loss as reported in accordance with Canadian GAAP	(6,637,636)	(2,877,394)	(2,319,019)
Adjustments:
Deferred exploration costs prior to the establishment of
proven and probable reserves (a)	(6,210,028)	(3,377,543)	(2,582,604)
Unrealized loss on short-term investments (c)	(15,145)	–	–
Write down of marketable securities (c)	–	22,500	–
Exploration property sold (a)	–	–	123,060
Net loss under U.S. GAAP	(12,862,809)	(6,232,437)	(4,778,563)
Comprehensive loss:
Unrealized gain on long-term investment (c) and (d)	479,915	–	–
Unrealized gain (loss) on marketable securities (c) and (d)	15,000	(22,500)	–
Total comprehensive loss under U.S. GAAP	(12,367,894)	(6,254,937)	(4,778,563)
Net loss per share under U.S. GAAP	(0.15)	(0.11)	(0.13)
Weighted average number of shares outstanding under U.S.
GAAP	86,999,112	59,225,546	35,707,931

	2006	2005	2004
Balance Sheets	$	$	$

Total assets under Canadian GAAP	59,933,155	13,746,449	10,392,855
Adjustments to U.S. GAAP:
Unrealized gains on long-term investments (c)	479,915	–	–
Unrealized gains on marketable securities (c)	7,500	–	–
Unrealized losses on short-term investments (c)	(15,145)	–	–
Deferred exploration costs prior to the establishment of proven
and probable reserves (a)	(12,813,011)	(6,602,983)	(3,225,440)
Subscriptions receivable (b)	–	(2,000,000)	–
Total assets under U.S. GAAP	47,592,414	5,143,466	7,167,415
Total liabilities under Canadian GAAP	1,596,422	559,664	721,056
Adjustments to U.S. GAAP:	–	–	–
Total liabilities under U.S. GAAP	1,596,422	559,664	721,056
Total stockholders' equity under Canadian GAAP	58,336,733	13,186,785	9,671,799
Adjustments to U.S. GAAP:
Unrealized gains on long-term investments (c)	479,915	–	–
Unrealized gains on marketable securities (c)	7,500	–	–
Unrealized losses on short-term investments (c)	(15,145)	–	–
Deferred exploration costs prior to the establishment of proven
and probable reserves (a)	(12,813,011)	(6,602,983)	(3,225,440)
Subscriptions receivable (b)	–	(2,000,000)	–
Total equity under U.S. GAAP	45,995,992	4,583,802	6,446,359
Total liabilities and equity under U.S. GAAP	47,592,414	5,143,466	7,167,415

TOURNIGAN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended August 31, 2006, 2005 and 2004
(expressed in Canadian dollars)

18. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

Statements of Cash Flows	2006	2005	2004
	$	$	$

Cash used in operating activities under Canadian GAAP	(2,544,576)	(2,565,293)	(1,870,891)
Adjustments to U.S. GAAP:
Deferred exploration costs prior to the establishment of
proven and probable reserves	(6,210,028)	(3,377,543)	(2,582,604)
Exploration property sold	–	–	123,060
Cash used in operating activities under U.S. GAAP	(8,754,604)	(5,942,836)	(4,330,435)
Cash used in investing activities under Canadian GAAP	(48,487,955)	(3,535,686)	(2,668,698)
Adjustments to U.S. GAAP:
Deferred exploration costs prior to the establishment of
proven and probable reserves	6,210,028	3,377,543	2,582,604
Exploration property sold	–	–	(123,060)
Cash used in investing activities under U.S. GAAP	(42,277,927)	(158,143)	(209,154)
Cash flows from financing activities under Canadian GAAP	50,048,767	3,958,104	8,132,332
Adjustments to U.S. GAAP:	–	–	–
Cash flows from financing activities under U.S. GAAP	50,048,767	3,958,104	8,132,332

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Cont rols and Procedures.

(a) Certifications. See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

(b) Disclosure Controls and Procedures.

As at August 31, 2006, management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, our President and Chief Executive Officer and Chief Financial Officer have concluded that as of the end of that fiscal year our disclosure controls and procedures are ineffective.

The specific disclosure controls and procedures weaknesses as at August 31, 2006 and remediation plans are as follows:

SEC Filings

The Company failed to make a significant number of its fiscal 2006 United States Securities and Exchange Commission (the "SEC") filings on a timely basis as required by the SEC. The required SEC filings were made to December 21, 2006. The Company will design and implement controls over its Canadian securities regulators and SEC filings in fiscal 2007.

Sub-Certification Processes

The Company did not design and implement a formal sub-certification process, whereby the direct reports of the CEO and CFO provide formal certifications to them on the completeness and accuracy of the financial information pertaining to their areas of responsibility and the effectiveness of disclosure controls and procedures. Subsequent to August 31, 2006 the Company has designed and implemented a formal sub-certification process.

Internal Control Over Financial Reporting Weaknesses

As discussed below, the Company identified weaknesses in the design and implementation of internal control over financial reporting as at August 31, 2006. Internal control over financial reporting is a sub-set of disclosure controls and procedures such that significant weaknesses in the former generally indicate weaknesses in the latter.

(c) Changes in Internal Control Over Financial Reporting.

During the fiscal year ended August 31, 2006, there were a number of changes and planned changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

The specific design of internal control over financial reporting weaknesses as at August 31, 2006 and remediation plans are as follows:

Control Environment

40-F2

Personnel - The Company did not maintain a sufficient complement of personnel in its foreign locations with an appropriate level of knowledge, experience and training in the application of Canadian GAAP and in internal control over financial reporting commensurate with the Company's financial reporting requirements. In fiscal 2007 the Company will obtain additional finance resources in these foreign locations.

Policies and Procedures - The Company did not maintain and communicate sufficient formalized and consistent finance and accounting policies and procedures. In fiscal 2007 the Company will retain third party consultants to assist with the documentation of policies and procedures.

Financial Close and Reporting Process

Policies and Procedures - The Company did not maintain formal, written policies and procedures governing the financial close and reporting process. In fiscal 2007 the Company will retain third party consultants to assist with the documentation of policies and procedures.

Management Oversight and Review Procedures - The Company did not design controls to ensure that management oversight and review procedures were properly performed over the accounts and disclosures in the Company's financial statements. In addition, the Company did not design effective controls to ensure adequate management reporting information was available to monitor financial statement accounts and disclosures. In fiscal 2007 the Company will design and implement ma nagement reporting controls.

Account Reconciliations - The Company did not design and implement controls to provide reasonable assurance that accounts were complete and accurate and agreed to detailed support and that reconciliations of accounts were properly performed, reviewed and approved. In fiscal 2007 the Company will design and implement an account reconciliation policy and will obtain additional finance resources in these foreign locations to implement the policy.

Authorizations

Delegation of Authority Policy - The Company did not design and implement formal authorization policies for contracts and transactions. Subsequent to August 31, 2006, management designed and the Board approved a formal Delegation of Authority Policy. Management will impleme nt this policy in fiscal 2007.

Investment Policy - The Company did not design and implement a formal investment policy. The Company plans to design and implement a formal investment policy in fiscal 2007.

Withholding Taxes

The Company did not design effective controls over withholding taxes. Subsequent to August 31, 2006, the Company designed and implemented controls over withholding taxes through education and awareness.

40-F3

Stock Options

The Company did not design effective controls over the measurement and recognition of stock-based compensation. Subsequent to August 31, 2006, the Company has designed changes to its stock option procedures to standardize the process of granting stock options and thereby minimize variability in the accounting and tax treatment of such compensation.

Exploration Property Commitments

The Company did not design effective controls to manage its exploration property commitments. Subsequent to August 31, 2006, the Company retained an industry- leading third party land management company to centrally manage all its exploration properties.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant's board of directors has determined that Ronald Shorr, a member of the registrant's audit committee, qualifies as an "audit committee financial expert" (as such term is defined in Form 40-F). Ronald Shorr is, "independent" as that term is defined in the rules of the New York Stock Exchange. Mr. Shorr is a Chartered Financial Analyst (CFA©) and graduate from the University of Michigan (B.A.) and Harvard Business School (M.B.A.), and subsequently attended graduate school at the Krumb School of Mines at Columbia University. He is a member of the Institute of Chartered Financial Analysts, the New York Society of Security Analysts, and authored a chapter for Economics of the Mineral Industry.

Code of Ethics.

The Registrant has adopted a code of conduct for senior management and directors meeting the requirements of the Sarbanes Oxley Act of 2002 which is available on the Company website at www. tournigan.com. The Registrant will provide any person, upon request to the Secretary of the Registrant, with a copy of the codes of conduct free of charge.

No waivers were granted from the Registrant's codes of conduct in 2006. The Registrant intends to disclose on its website any subsequent amendment to the codes of conduct or waiver thereof extended to a director or officer of the Registrant, as required by applicable securities legislation and stock exchange rules.

Principal Accountant Fees and Services

(Note: Except as noted, all dollar amounts herein are in Canadian dollars)

Fees, including reimbursements for expenses, for professional services rendered by Manning Elliott LLP to the Company were:

40-F4

	Fiscal Year Ended August	Fiscal Year Ended August
	31, 2006	31, 2005

Audit Fees (1)	$ 37,500	$ 36,000

Audit-Related Fees (2)	12,000	11,650

All Other Fees (3)	52,550	23,100

Total	$102,050	$ 70,750

(1)   "Audit Fees" represent fees for the audit of the Company's annual consolidated financial statements and services normally provided by the accountant in connection with the Company's annual statutory and regulatory filings.

(2)   "Audit-Related Fees" represent fees for the review of the Company's interim consolidated financial statements and services normally provided by the accountant in connection with the Company's interim statutory and regulatory filings.

(3)   "All Other Fees" represent fees for the Company's equity financings and 20-F.

Audit Committee Pre -Approval Policies and Procedures.

The audit committee of the Registrant is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The audit committee may delegate to one or more designated members of the audit committee the authority to grant pre-approvals required by this policy and procedure. The decisions of any audit committee member to whom authority is delegated to preapprove a service shall be presented to the full audit committee at its next scheduled meeting.

In accordance with the requirements of the United States Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Manning Elliott, LLP and the auditors of our subsidiaries (PriceWaterhouseCoopers LLP, Northern Ireland and KPMG Slovensko spol. s.r.o., Slovakia) including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of Mannning Elliott, PricewaterhouseCoopers and KPMG for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

Off-Balance Sheet Arrangements.

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditure or capital resources that is material to investors.

40-F5

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading "Contractual Obligations and Contingencies" in the registrant's Management's Discussion and Analysis for the fiscal year ended August 31, 2006, filed as part of this Annual Report on Form 40-F.

Identification of the Audit Committee.

N/A

40-F6

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.     Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.     Consent to Service of Process.

The Registrant has concurrently herewith filed a Form F-X in connection with the class of securities in relation to which the obligatio n to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 3, 2007.

Tournigan Gold Corporation

By: /s/ "Hans Retterath"
Name: J. Hans Retterath
Title: Chief Financial Officer

40-F7

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.5	Consent of Manning Elliott LLP

99.6	Consent of Peter Stokes on behalf of Beacon Hill Consultants (1988) Ltd

99.7	Consent of David Pelham