Form 40-F/A
period 2006-08-31
TOURNIGAN GOLD CORP
filed 2008-01-30
CIK 1271199

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

1200 – 570 Granville Street
Vancouver, British Columbia, Canada, V6C 3P1
(Address of Registrant’s Principal Executive Offices)

CT Corporation System, 111 8th Avenue, New York, NY 10011
(212) 894-8400
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.     None

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual Information Form             [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 111,931,263 common shares

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ___             No    X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes    X                 No___

EXPLANATORY NOTE

This amendment (the "Amendment") to the Annual Report on Form 40-F filed on January 3, 2007 (the "Original Filing") of Tournigan Gold Corporation (the "Company") for the fiscal year ended August 31, 2006 is being filed for the purpose of (i) filing an amended and restated Annual Information Form for the fiscal year ended August 31, 2006 (the "Amended AIF"); and(ii) filing audited restated consolidated financial statements (the "Restated Financial Statements") of the Company and notes thereto as at August 31, 2006 and 2005 and for the three years ended August 31, 2006, 2005 and 2004, together with the report of Independent Registered Public Accounting Firm with respect thereto; and (iii) filing the related revised Management’s Discussion and Analysis (the "Revised MD&A") for the year ended August 31, 2006 and subsequent activity up to December 21, 2006.

In the fourth quarter of fiscal 2007 the Company concluded that the accounting for its stock-based compensation was incorrect. The non-cash measurement and recognition errors were as follows:

(a)

The Company used the news release date as the grant date for accounting purposes for certain stock option grants. For accounting purposes, the initial measurement date should have been the later of the date of authorization by the Company’s board of directors or, for employees, the date of inception of service.

(b)

The Company treated all stock options as granted to employees when in fact certain stock options were granted to non-employees. Employee stock options are measured at their fair value on the grant date and recognized over the vesting period. The Company’s non-employee stock options should have been measured at their fair value upon vesting and, prior to vesting, recognized based on the service provided to the reporting date and at their then-current fair values. In addition, non-employee stock options should have been valued using their contractual term to expiry rather than their expected term.

(c)

The vesting periods for certain stock option grants were incorrectly reflected in the financial statements such that the stock-based compensation costs should have been recognized in earlier periods.

(d)

Certain stock option cancellations were incorrectly reflected in the financial statements.

The restatement for the above items had the effect of increasing the non-cash costs of stock-based compensation by $3,057,878, $136,327 and $104,451 for the fiscal years ended August 31, 2006, 2005 and 2004, respectively.

The Company has also determined that a portion of its stock-based compensation costs relating to certain employees and consultants should have been included in capitalized exploration property costs rather than presented as period expenses. This change in accounting presentation, after giving effect to the recognition and measurement errors described above, capitalized stock-based compensation in the amounts of $986,111, $45,733 and $140,540 for the fiscal years ended August 31, 2006, 2005 and 2004, respectively.

The impact on the Company’s balance sheet is reflected on the Restated Financial Statements, and the previously published and filed financial statements in respect of such periods should no longer be relied upon. A detailed discussion of the restatement is contained in Note 3 of the Restated Financial Statements.

In addition, in connection with the filing of this Amendment, we are including as exhibits certain currently dated certifications of our Chief Executive Officer and Chief Financial Officer. Information in such reports and documents updates and supersedes certain information contained in this Amendment. The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F/A:

Amended and Restated Annual Information Form

For the Amended AIF, see Exhibit 99.1 of this Annual Report on Form 40-F/A.

Audited Restated Consolidated Annual Financial Statements

For the Restated Financial Statements, including the report of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F/A.

Revised Management’s Discussion and Analysis

For the Revised MD&A, see Exhibit 99.3 of this Annual Report on Form 40-F/A.

UNDERTAKING

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 28, 2008.

TOURNIGAN GOLD CORPORATION

By:	/s/ "Hans Retterath"
Name: Hans Retterath
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Amended and Restated Annual Information Form for the year ended August 31, 2006

99.2	Restated consolidated annual financial statements of the Company and notes thereto as at August 31, 2006 and 2005 and for the three years ended August 31, 2006, 2005 and 2004

99.3	Revised Management’s Discussion and Analysis for the year ended August 31, 2006 and subsequent activity up to December 21, 2006

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of Manning Elliott LLP

99.9	Consent of David Pelham, Geological Consultant

99.10	Consent of Peter Stokes, P. Eng.