Form 40-F
period 2007-09-30
TOURNIGAN GOLD CORP
filed 2008-01-30
CIK 1271199

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2007	Commission file number 000-50486

TOURNIGAN GOLD CORPORATION
(Exact name of registrant as specified in its charter)

Yukon, Canada	1040	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

570 Granville Street
Suite 1200, Vancouver, British Columbia, Canada V6C 3P1
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

Common Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 121,982,858 common shares

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐          No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒          No ☐

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)	Annual Information Form for the 13 month period ended September 30, 2007;

(b)	Management’s Discussion and Analysis for the 13 month period ended September 30, 2007; and

(c)

Consolidated Financial Statements for the 13 month period ended September 30, 2007(For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see note 19 to the Consolidated Financial Statements).

40-F1

ANNUAL INFORMATION FORM

for the 13 months ended September 30, 2007

January 23, 2008

Appendix “A” – Audit Committee Information

EXPLANATORY NOTES

In this Annual Information Form, references to the “Company” or “Tournigan” include the subsidiaries of Tournigan Gold Corporation unless the context requires otherwise.

Unless otherwise stated in this Annual Information Form, all currency references are in Canadian dollars and the information is current as at Tournigan’s fiscal period ended September 30, 2007 unless otherwise stated.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By

Grams	Ounces (troy)	0.032
Kilogram	Pounds	2.20462
Ounces (troy)	Grams	31.103
Tonnes	Short tons	1.102
Short tons	Tonnes	0.907
Grams per tonne	Ounces per short ton	0.029

EXCHANGE RATE DATA

The following table sets forth the Bank of Canada exchange rate for one Canadian dollar as at September 30, 2007 and as at the date of the Annual Information Form for the US dollar, Slovak Koruna, British Pound and the Euro. Bank of Canada exchange rates are nominal quotations – not buying or selling rates – and are intended for statistical or analytical purposes.

	US $	Slovak Koruna	British Pound	Euro

September 28, 2007[1]	1.0037	0.04182	2.0313	1.4166
January 23, 2008	1.0286	0.0418	2.0071	1.4990

[1]	September 30, 2007 was a weekend date. The nearest business date has been used instead.

COMMODITIES PRICES

	Uranium[1]	Gold[2]	Silver[2]

September 30, 2007	US $95	US $743.00	US $13.65
January 21, 2008	US $86.00	US $913.00	US $16.24

[1]	month-end prices as published from Ux Consulting

[2]	information from www.Kitco.com

NOTE ON FORWARD LOOKING INFORMATION

This Annual Information Form contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Annual Information Form. These forward-looking statements include but are not limited to, statements concerning:

•	The Company’s strategies and objectives;

•	The Company’s interest and other expenses;

•	The Company’s tax position and the tax rates applicable to us;

•	Political unrest or instability in foreign countries and its impact on the Company’s foreign assets;

•

The timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of the Company’s exploration development projects;

•	The Company’s estimates of the quantity and quality of the Company’s mineral reserves and resources;

•	The Company’s planned capital expenditures and the Company’s estimates of reclamation and other costs related to environmental protection;

•

The Company’s future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

•	The Company’s financial and operating objectives;

•	The Company’s exploration, environmental, health and safety initiatives;

•	The availability of qualified employees for the Company’s operations; and

•	The outcome of legal proceedings and other disputes in which we are involved.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including:

•	Risks that may affect the Company’s operating or capital plans

•	Risks generally encountered in the development of mineral properties such as:

	o	unusual or unexpected geological formations,

	o	unanticipated metallurgical difficulties,

	o	ground control problems,

	o	adverse weather conditions, and

	o	process upsets and equipment malfunctions;

•	Risks associated with labour disturbances and unavailability of skilled labour;

•	Risks associated with market prices of the Company’s principal commodities, which are cyclical and subject to substantial price fluctuations;

•	Risks created through competition for mining properties;

•	Risks associated with having little or no history of production;

•	Risks associated with mineral reserve and resource estimates;

•	Risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions;

•	Risks associated with environmental compliance and changes in environmental legislation and regulation;

•	Risks associated with dependence on third party consultants and non-performance by contractual counterparties;

•	Risks associated with title claims and other title, licence and permit risks;

•	Social and political risks associated with operations in foreign countries;

•	Risks of changes in tax or royalty laws or their interpretation;

•	Risks associated with tax reassessments and legal proceedings;

•	Risks associated with the loss of key personnel;

•	Risk related to indemnification of officers and directors;

•	Risks related to having limited financial resources;

•	Risk of dilution to present and prospective shareholdings;

•	Credit risk; and

•	Share price fluctuation risk

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	General business and economic conditions;

•	Interest rates and foreign exchange rates;

•	The supply and demand for, deliveries of, and the level and volatility of prices of uranium, gold and silver;

•	The timing of the receipt of regulatory and governmental approvals for the Company’s development projects and other operations;

•	The availability of financing for the Company’s development projects on reasonable terms;

•	The Company’s costs of production and the Company’s production and productivity levels, as well as those of the Company’s competitors;

•	The Company’s ability to secure adequate transportation for the Company’s products;

•	The Company’s ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

•	The Company’s ability to attract and retain skilled staff;

•	The impact of changes in foreign exchange rates on the Company’s costs and results;

•	Engineering and construction timetables and capital costs for the Company’s development and expansion projects;

•	Costs of closure of various operations;

•	Market competition;

•	The accuracy of the Company’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

•	Tax benefits and tax rates;

•	The resolution of environmental and other proceedings or disputes; and

•	Ongoing relations with the Company’s employees and with the Company’s business partners.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this Annual Information Form. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

CORPORATE STRUCTURE

Name, Address and Incorporation

Tournigan Gold Corporation is incorporated pursuant to the laws of Yukon Territory, Canada. The incorporation was effective on December 3, 2002 under a continuance from the laws of British Columbia, pursuant to which Tournigan was originally incorporated effective November 10, 1966. Tournigan effected a 1:10 stock consolidation on March 26, 2001.

Prior to its continuance to Yukon, Tournigan operated under other names, as follows:

o	Tournigan Ventures Corporation from June 14, 2001 to December 3, 2002;

o	International Tournigan Corporation from April 22, 1992 to June 14, 2001; and

o	Tournigan Mining Exploration Ltd. from November 10, 1996 to April 22, 1992.

Tournigan’s head office is located at Suite 1200, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Canada and its registered office is located at Suite 200, 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2, Canada.

Intercorporate Relationships

As at the Company’s most recent financial year end, which concluded September 30, 2007, the Company had the following four material directly held subsidiaries: Kremnica Gold a.s., and Ludovika Holding s.r.o., each incorporated under the laws of Slovakia; Dalradian Gold Limited under the laws of Northern Ireland; and Tournigan USA, Inc. incorporated under the laws of the State of Wyoming, United States of America. Tournigan owns all of the issued shares of each of these subsidiaries.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company’s material subsidiaries at September 30, 2007

DESCRIPTION OF THE BUSINESS

Tournigan is engaged in the development, exploration and acquisition of mineral properties, with a current geographic focus on Slovakia, Northern Ireland and the U.S. Tournigan’s three primary mineral properties each have defined resource estimates based on Canada’s National Instrument 43-101 policy for the disclosure of mineral projects, and one of those properties also has a defined probable reserve.

The three primary mineral properties include:

•	a uranium deposit in Slovakia with a defined resource estimate.

•	two gold deposits, one in Slovakia with a defined resource and reserve estimate, and one in Northern Ireland with a defined resource estimate.

For each of these deposits, Tournigan’s focus is to advance the project to the feasibility stage and, if justified, to production.

For the uranium deposit in Slovakia, Tournigan’s inferred resource totals 36,290,000 pounds of uranium oxide (U308) contained in 5.1 million tonnes of material with an average grade of 0.323% U308. More information on the deposit is provided in the “Primary Mineral Properties” section below under “Kuriskova.”

For the two gold deposits combined, Tournigan’s measured and indicated resource consists of 1,290,629 ounces in 24.2 million tonnes of material with an average grade of 1.66 grams per tonne gold, and Tournigan’s inferred resource consists of 694,961 ounces in 11.2 million tonnes of material with an average grade of 1.92 grams per tonne gold. More information, including the ounces, tonnage and grade of the resources within the individual gold deposits, is provided in the “Primary Mineral Properties” section below under “Kremnica”, which is in Slovakia, and “Curraghinalt,” which is in Northern Ireland. The larger of the two deposits, Kremnica, has approximately 81% of Tournigan’s measured and indicated resource and 50% of Tournigan’s inferred resource, measured by ounces of gold. Kremnica also has a silver resource and has defined probable reserves of gold and silver.

Of Tournigan’s non-primary exploration properties, the most advanced is Novoveska Huta (in Slovakia) which has a historical resource based on Slovak standards of 19,970,000 pounds of U308 in 12.0 million tonnes of material with an average grade of 0.075% U3081, 2. In the Spisska Teplica exploration licence, the Svabovce and Spissky Stiavnik uranium properties have historical resources based on Slovak standards of 7,350,000 pounds of U308 in 1,489,000 tonnes of material with an average grade of 0.224% U308 and 1,300,000 pounds of U308 in 294,000 tonnes of material with an average grade of 0.200% U3081, 2, respectively.

1 The historical estimates for Novoveska Huta, Svabovce and the Spissky Stiavnik were prepared by Uranovy Prieskum in 1985, 1968 and 1970, respectively and are classified as a combination of P and Z-3 under the Slovak system, which is roughly analogous to the CIM definition for Inferred Resources. The Company has reviewed the above historical resource estimates and views them relevant. The historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company’s deposits in particular suggests the reliability of the historical resource estimates. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not classified according to the Canadian Institute of Mining, Metallurgy and Petroleum’s Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates.

2 Uranium metal (U) grades were converted to uranium oxide (U308) grades using a factor of 1.17.

Tournigan expects to complete an initial resource estimate for Novoveska Huta to Canadian National Instrument 43-101 standards in 2008. Tournigan plans to catalogue and interpret historic data from the deposits within the Spissky Teplica exploration licence, with the intent of using this data to form the design basis of an exploration program. More details on Novoveska Huta, Spisska Teplica and other non-primary exploration properties are provided in the “Other Mineral Properties” section below.

Tournigan, which conducts its operations through wholly owned subsidiaries and earn-in agreements, does not expect to have revenue from production until one or more of its mineral deposits is developed into a mine. To fund operations, Tournigan may issue equity in public offerings and placements of equity, stock-for-property arrangements, stock-for-debt arrangements and other financial arrangements.

During calendar 2007 Tournigan changed its fiscal year-end to September 30 from August 31. As of September 30, 2007 Tournigan’s cash was $32.4 million. Tournigan invests these funds securely in demand deposits with two major Canadian Schedule 1 banks and was not affected by the 2007 liquidity crisis involving asset-backed commercial paper.

The cash and short-term investments are sufficient to cover Tournigan’s financial requirements for the fiscal year ending September 30, 2008. Those requirements are currently estimated at $16 million to $20 million for all programs.

As of September 30, 2007 Tournigan had approximately 34 full-time employees and approximately 23 part-time or short-term employees and consultants. The employees are not unionized.

On May 28, 2007, Tournigan announced that it would seek shareholder approval for the reorganization (the “Tournigan Reorganization”) of its capital structure and separation of the ownership, management and financing of its assets into two separate publicly traded entities, one with a focus on uranium exploration and the other with a focus on precious metals.

The Tournigan Reorganization is subject to a favourable advance tax ruling from the Canada Revenue Agency, regulatory and court approvals, as well as approval of the transaction by shareholders and subject to the new precious metals company being accepted for listing on a stock exchange. The new precious metals company will have to comply with all of the requirements of the securities commissions involved.

As at the date of this Annual Information Form, the Company has not received notice regarding the advance tax ruling from the Canada Revenue Agency. The Tournigan Reorganization may take place in calendar 2008 and if it occurs, either or both of the new corporate entities may consider additional financing.

Primary Mineral Properties

Kuriskova (formerly Jahodna) Uranium Deposit, Slovakia (100% interest)

Resource

The Kuriskova uranium deposit has an inferred resource of 36,290,000 pounds of uranium oxide (U308) contained in 5.1 million tonnes of material with an average grade of 0.323% U308 based on a cut-off of 0.035% U308. The Main Zone portion of the inferred resource estimate includes 30.92 million pounds U308 contained in 3.34 million tonnes of material with an average grade of 0.421% U308.

The resource, which Tournigan disclosed in December 2007, is from a study prepared by independent consultant A.C.A. Howe of Berkhamsted, England. The A.C.A. Howe employee responsible for the study was Galen White, an Independent Qualified Person as defined by Canada’s National Instrument 43-101 policy for the disclosure of mineral projects. The final version of the resource study, dated December 20, 2007 was filed on SEDAR on January 17, 2008 and is incorporated into this Annual Information Form by reference.

The inverse distance estimate includes results from 10 diamond drill holes drilled by Tournigan at the Kuriskova deposit in 2006, three diamond holes drilled by Tournigan in late 2005, and 13 relevant holes of the 52 historical diamond drill holes drilled by previous government operators. The hole spacing ranged between 40 to 150 metre centres.

Kuriskova Uranium Deposit, Inferred Resource Estimate (ACA Howe, December 2007)
Domain	Tonnes (Mt)	U308%	U308 (lbs)

Main Zone	3,335,000	0.421	30,920,000
Hanging wall	1,765,000	0.138	5,370,000
All	5,100,000	0.323	36,290,000

Cut-off Grade 0.035% U308

Next steps

The estimate did not incorporate results from a 30-hole, 9,825-metre calendar 2007 infill drilling program. Tournigan expects these results will form part of a new resource estimate scheduled for calendar 2008. Tournigan also expects that the upcoming resource estimate will upgrade a significant portion of the deposit to the indicated resource classification, based in part on radiometric readings which indicate that a majority of the 30 holes from calendar 2007 intersected uranium mineralization.

Tournigan has engaged AMEC plc of London, England to conduct a Kuriskova Targeting Study to investigate mine development concepts and environmental impacts. AMEC will work in collaboration with Wismut Umwelttechnik GmbH (WISUTEC) of Chemnitz, Germany. The study is scheduled for completion in early calendar 2008.

In late calendar 2007 Tournigan conducted a ground radiometric survey at Kuriskova as a follow up to a 2007 airborne radiometric survey of all if its uranium properties in Slovakia. The airborne survey highlighted known anomalies and identified new targets. The ground survey will determine whether any of these new targets involved false anomalies related to activities such as farming. Results of the combined airborne and ground surveys are scheduled for disclosure in the first quarter of calendar 2008.

Title, Location, Access and Infrastructure

The current exploration licence is registered as “Cermel-Jahodna – U-Mo, Cu ores”, and was granted on March 21, 2005 by the Geology and Natural Resources Department at the Ministry

of the Environment of the Slovak Republic. The licence is valid until April 2009 with company renewal options, and is subject to a number of conditions. Tournigan believes it has complied with all required conditions. Licence fees and work commitments are up to approximately $44,000 per annum.

The Kuriskova property consists of 32 km2 of mineral claims situated in a forest approximately 13 km northwest of the city of Košice, a regional industrial centre in East-Central Slovakia. The property, which is easily accessible, lies close to the main road between Košice in the southeast and the town of Spisska Nova Ves in the northwest. The project is accessible off the main road along a network of minor, unsurfaced tracks that traverse the forest, and give access to the project area.

With the exception of a royalty payment to the Government of Slovakia, the Kuriskova project is not known to be subject to any royalties, back-in rights, payments, or other agreements and encumbrances. The Government of Slovakia is entitled to a royalty to be paid as a percentage of net profit. The royalty rate is 10%.

Subject to confirmation in future technical studies, Tournigan assumes that water and power infrastructure will be available.

Topography, Elevation, Vegetation and Climate

Topographically, the region forms part of the Western Carpathian mountain chain. Around Kuriskova, the ridges trend NW-SE and the topography is quite incised, with hills up to around 650 metres above sea level and valley floors typically down to some 500 metres above sea level (in the immediate area of the project).

The actual surface is undulating, with little or no outcrop and deep soil cover of many metres depth. The vegetation is a type of mature mixed woodland, being made up mostly of broadleaved types (e.g. beech), but also lesser conifers. While the existing surface rights are sufficient for exploration purposes, it is not yet clear whether they are completely sufficient for all aspects of a mining operation. A small stream of intermittent flow drains northeast along the valley traversing the Kuriskova deposit.

The climate is essentially Central European, but is moderated by the altitude of approximately 600 metres at the project area. In effect this gives the area cold winters, with snow on the ground between about December and March. According to the Slovak Encyclopedia, the mean January temperature is around -50 C, and the mean July temperature is 190 C. Total annual precipitation is 700 to 800 millimetres, with over 30 millimetres precipitation falling as snow in January. Records indicate that snow lies on the ground for over 80 days per year (generally January to March). With access to the project area by unpaved roads, the snow cover may cause periodic difficulties with access during the winter months and during the spring thaw.

History

Tournigan acquired the Kuriskova uranium licence and surrounding claims on June 7, 2005. The acquisition cost of the property was nil. Tournigan commenced its initial drill program on the property in September 2005.

Uranium mineralization was originally discovered at Kuriskova in 1985. Up to the time of the demise of the Soviet communist empire in 1989, all uranium exploration and mining in

Czechoslovakia was conducted by State-owned organizations. In 1993 the state of Czechoslovakia split into the countries of the Czech and Slovak Republics. Work on state funded projects such as the Kuriskova deposits stopped in 1996 when the country returned to a market economy system and the state was unable to keep funding its mining projects.

Geology

The Kuriskova uranium deposit is part of a belt of largely strata-bound uranium-molybdenum deposits hosted in a sequence of Permian-age meta-volcanic/sedimentary rocks in eastern Slovakia. The Kuriskova deposit is blind and is covered by thick soils and extensive forest cover. The deposit has a northwest-southeast strike, and a variably steep-moderate southwest dip (60 degrees in the upper part, 47 degrees in the lower part). The overall dimensions of the main zone of the deposit, established by drilling, start about 120 metres below the surface and extend to a depth of approximately 650 metres below surface. The deposit has been defined approximately 650 metres along strike by 530 metres down-dip with variable thickness.

Uranium and molybdenum mineralization is localized along the contact of overlying (younger) metamorphosed volcanic rocks and an underlying (older) unit of metamorphosed sediments (shales and quartzites). Most of the mineralization occurs within an andesitic volcanic unit and is only rarely observed in the underlying sediments. Uranium mineralization is detectable with a hand-held scintilometer and outcrops along the meta-andesite -- meta-sediment contact above the deposit.

Politics and Environment

The Government of Slovakia is very supportive of the expansion of nuclear power. Opposition to nuclear power and uranium mining by non-governmental organizations has been noted as is typical for projects of this nature. Tournigan is addressing these concerns through public consultation and is actively meeting with local community members to assess any concerns they might have, and expects to conduct environmental and social impact studies during 2008. Tournigan would not proceed to development unless it was confident that the project would comply with environmental requirements.

Kremnica Gold Deposit, Slovakia (100% interest)

Reserve and resource

The Kremnica gold deposit has a probable reserve of gold and silver as well as a measured and indicated resource of gold and silver. The probable reserve consists of 730,500 ounces of gold and 5,781,400 ounces of silver in 16,229,000 tonnes of material grading 1.40 grams of gold per tonne and 11.08 grams of silver per tonne, based upon 6,000 tonnes per day of production.

The measured and indicated resource, using a 0.5 grams per tonne AuEq cut-off, consists of 1,040,629 ounces of gold and 8,634,180 ounces of silver contained in 23.6 million tonnes at an average grade of 1.37 grams per tonne gold and 11.36 grams per tonne silver. There is an additional inferred resource of 344,961 ounces of gold and 2,135,151 ounces of silver contained in 10.6 million tonnes at an average grade of 1.01 grams per tonne gold and 6.27 grams per tonne silver.

The reserve and resource are based on a pre-feasibility study of Kremnica prepared by Beacon Hill Consultants (1988) Ltd. of Vancouver. Tournigan filed the final version of the pre-feasibility study, dated July 5, 2007, on SEDAR and it is incorporated into this Annual Information Form by reference. The Beacon Hill employee responsible for the study was W. Peter Stokes, P.Eng, an Independent Qualified Person as defined by Canada’s National Instrument 43-101 policy for the disclosure of mineral properties.

Kremnica Gold Deposit, Resource Estimate (Beacon Hill, July 2007)

Category	Cut- off Grade g/t AuEq	Tonnes	Au g/t	Ag g/t	AuEq g/t (1)	Au Ounces	Ag Ounces	Au Equivalent Ounces

Measured	0.50	8,228,885	1.61	13.32	1.81	425,157	3,525,070	478,070
Indicated	0.50	15,413,258	1.24	10.31	1.40	615,472	5,109,110	691,786
Measured +Indicated	0.50	23,642,143	1.37	11.36	1.54	1,040,629	8,634,180	1,169,856
Inferred	0.50	10,591,781	1.01	6.27	1.11	344,961	2,135,151	376,972

(1)	AuEq is based upon 66.7:1 Au:Ag.

The resource is located within a zone called Sturec. The resource estimate includes the results of 41 infill reverse circulation drill holes completed by Tournigan in 2005 as well as 79 historical diamond drill holes, 3,148 historic underground samples and 21 historic underground drill holes. In addition, nine bench channels were sampled which yielded a total of 317 individual samples. Drill hole spacing was reduced from approximately 100 metres by 50 metres to 50 metres by 50 metres during the 2005 infill drilling program.

The pre-feasibility study’s base case indicates that the project could recover 674,437ounces of gold with an internal after tax rate of return (IRR) of approximately 13%, assuming a gold price of US$525 per ounce and a silver price of US$9.25 per ounce. The pre-feasibility study also indicated an IRR of 26% assuming a gold price of US$675 per ounce. Tournigan is progressing with its efforts to optimize the project’s economics.

Asset Retirement Obligations

Attached to the Kremnica gold mining licence is an asset retirement obligation of $59,133 as at September 30, 2007. The primary obligation is for the restoration of the previously-mined open pit. Based on the Company’s mine development plans, settlement of this liability is expected to occur in 2022. The total undiscounted amount of estimated cash flows to settle obligation is estimated to be $911,000. This amount was discounted at a credit-adjusted risk-free rate of 20% to estimate the fair value of $59,133.

Next steps

Before the end of calendar 2008 Tournigan expects to be in a position to decide whether to commission a feasibility study for the Kremnica gold project. In May 2007, to prepare for the decision, Tournigan commenced base line data gathering for environmental purposes including 62 drill holes designed to gather information about the property. Tournigan completed approximately 65% of the drilling by the end of calendar 2007. The drilling is in support of a groundwater monitoring program, the detailed open pit design and the siting of the tailings facility and the processing plant.

Kremnica Gold Project pre-feasibility study summary
(Beacon Hill, May 2007)

Gold Recovered (life of mine)	674,500 ounces
Silver Recovered (life of mine)	3,739,000 ounces
Gold Price Used	US$525/oz
Silver Price Used	US$9.25/oz

Capital Cost (millions)	US$106.2
Ongoing Capital and Reclamation (millions)	US$24.2
Operating Cost per Gold Equivalent Ounce	US$227.00

Production Rate (tonnes milled per day)	6,000
Strip Ratio (Ore to Waste)	1.61
Metallurgical Recovery (Gold)	93.0%
Metallurgical Recovery (Silver)	66.0%

Mine Life	7.7 years
Approximate Payback Period	4.4 years

Gold Price (US$ per ounce)	Cash flow (After Tax) (US$ millions)	IRR

$375	$(12,617)	-2.55%
$425	$17,198	3.29%
$475	$46,802	8.53%
$525 (Base Case)	$75,028	13.08%
$575	$101,895	17.07%
$625	$128,762	20.79%
$675	$169,063	26.00%

Title, Location, Access and Infrastructure

The Kremnica project comprises two contiguous properties: the Kremnica Mining Licence and the Lutila Exploration Licence, which, based on the Slovak JTSK coordinate system, are 11.79 km2 and 86.38 km2 in area, respectively. The mining licence and exploration licence have been legally surveyed, are contiguous and cover all known mineralized areas within the Kremnica district.

The property is comprised of the Kremnica mining licence and also the Lutila and Vyhne exploration licences, which expire in March 2008 and February 2009, respectively, with Company renewal options. Aggregate licence fees and work commitments are up to approximately $91,000 per annum.

The Mining Licence, called MHD-D.P.12, expires in June 2009 with Company renewal options. All known mineral resources, as well as potential areas for future operations, waste rock disposal, tailings dam sites, and processing plant sites, are contained within the mining and exploration licences. According to the mining licence, the Mining Bureau must permit new mining projects. The current permit allows only for protection and preservation of the old mine workings and is valid until December 2010, after which a new permit for work must be obtained.

With the exception of a royalty payment to the Government of Slovakia, the Kremnica project is not known to be subject to any royalties, back-in rights, payments, or other agreements and encumbrances. The Government of Slovakia is entitled to a royalty of 5%.

The Kremnica property is located in central Republic of Slovakia, approximately 190 km northeast of Vienna, Austria (a four-hour drive). The town of Kremnica (pop. 6,000) and several hundred privately owned properties lie within the boundaries of the mining licence. The town is 17 km west of central Slovakia’s largest city, Banská Bystrica and is accessible by train from Bratislava, the capital and largest city in Slovakia. Paved roads and a network of old mining and forestry tracks service the property.

The core of the mining area has been set aside by the township for the purpose of mining and a very limited number of houses exist in this core area. Virtually all of the land required for the proposed project belongs to the Town of Kremnica, the State Land Fund, or the State Department of Forestry. Negotiations with the State for mining rights to these lands are expected to be straightforward. It is likely that a future mining operation would consider purchasing some privately owned land. Current legislation in Slovakia provides for State resumption of surface rights for the purpose of mine development. This court-ordered process is intended to prevent a landowner(s) from halting the development of a mining project that is beneficial to the State.

High voltage power lines pass through the margins of the mining lease, and connection to the national grid is possible. A network of historic water storage impounds associated with the mining history of the area may provide an adequate water supply. The property is large enough for and has potential sites for waste rock disposal, tailings dam sites, and a processing plant.

Topography, Elevation, Vegetation and Climate

The Kremnica project is situated in the rolling hills of the Rudnice valley at an elevation of between 958 and 619 meters above sea level. The majority of the target areas consist of meadows and mixed regenerating coniferous and broadleaved forest. Climate is typical of the mountains of central European, with mild summers and cold winters. Average temperature throughout the year is approximately 8°C, with highs around 30°C and lows around –30°C. Precipitation averages around 920 mm per year. Snow cover can be expected three to four months per year.

History

Gold mining commenced at Kremnica as early as the 8th century and is relatively well documented from the year 1328 forward. Production has totalled 46,000 kg (1.5 million ounces) gold and 208,000 kg (6.7 million ounces) silver. Production was from open pits and underground mine workings.

Extensive underground mining occurred within an area 4 km long x 2 km wide. The largest relic of past mining is a surface depression in the Sturec area measuring 600 m long x up to 200 m wide x 100 m deep. The district is pockmarked with hundreds of pits, collapsed shafts, and adits.

From 1987 to 1992 Kremnica had an open pit mine but it was abandoned as unprofitable. The mine produced 50,028 tonnes averaging 1.54 g/t gold. The ore was treated in a cyanide mill located in the town of Kremnica that operated at about 30 tonnes per day. At the time of abandonment, the price of gold was trading in the range of US$330 per ounce to $360 per ounce. Tournigan acquired the property in 2003.

Geology

The predominant host rock in the Kremnica district is Tertiary andesite. It occurs as flows with minor interbedded tuffs and breccias. Diorites have been intersected in some drill holes and are thought to be both pre- and post-andesite. Rhyolite dikes are localized in north-south and southeast-striking structures. Rhyolite is relatively rare in the deposit, occurring as narrow dikes at the north end of the deposit and at depth. The Tertiary volcanic sequence overlies Mesozoic limestone, which has been detected in some of the deeper drill holes in the district. These rocks are cut by north- to northeast-striking, steeply dipping faults that form a series of horsts and grabens.

There are two major vein systems at Kremnica. The principal system, called the “First Vein System,” strikes north to north-northeast through the center of the district, and is the focus of the exploration activity. The “Second Vein System” is underneath the town of Kremnica and consists of north and northwest-striking veins. Due to its location beneath the town of Kremnica, the second vein system is not considered a viable exploration target.

Politics and Environment

There is opposition to mine development by non-governmental organizations and a number of residents of the town of Kremnica. Tournigan is addressing these concerns through public consultation and education, largely through the community information office established in Kremnica in June 2007. Tournigan is committed to acquiring a social licence to operate and to ensuring sustainability of mining in the area. Tournigan has engaged Golder Associates, an international civil engineering firm, to conduct the baseline environmental work at Kremnica.

A primary environmental objective for mine development, operations and post-mining reclamation is to protect the regional groundwater and surface waters through proper location, construction and maintenance of the tailings storage facility (TSF) as well as constructing a cyanide destruction facility in the process plant. Tournigan believes the Kremnica project has an appropriate TSF location that complies with Slovakian environmental legislation. The site is generally grassed with only a small portion of forest. The environmental impacts are expected to be relatively low.

The TSF location also has other advantages, including the following:

•	It is within a valley, and therefore generally hidden from view

•	The catchment area above the impoundment is relatively small, and water management will have lower costs than other options.

•	It is close to the open pit, to avoid excessive costs for tailings delivery and hauling of waste rock

•	It is downhill from the proposed plant, allowing gravity flow of the tailings.

The primary objective of the closure and reclamation initiatives will be to transform the plant and waste facility sites into an integrated component of the surrounding ecosystem, mimicking the pre-mining usage of this area. There is potential to add value to the pre-mining use of the area during closure; for example, a sports field could be built on the tailings impoundment or tourist facilities could be erected at the mine site, etc. Ongoing public consultation on this issue will be considered when discussing mine closure. The TSF closure design will be required to maintain long-term physical and geochemical stability, protect the downstream environment, and manage surface water.

Upon mine closure, surface facilities will be removed in stages and full reclamation of the TSF will be initiated. General aspects of the closure plan include:

•	Revegetating the embankment face using topsoil stockpiled from stripping activities immediately after construction of the final embankment

•	Selectively discharging tailings around the TSF during the final years of operations to establish a final tailings beach that will facilitate surface water management and reclamation

•	Dismantling and removing the tailings and reclaim delivery systems and all pipelines, structures, and equipment not required beyond mine closure

•	Removing and possibly treating excess ponded water within the impoundment

•	Constructing a dry engineered cover over the tailings surface. The excess clean waste rock will be used to cover the tailings surface followed by a layer of topsoil.

•	Removing the seepage monitoring system when water quality is shown to be acceptable

•	Removing and regrading all access roads, ponds, ditches, and borrow areas

•	Ensuring the long-term stabilization of all exposed erodible materials.

Curraghinalt Gold Deposit, Northern Ireland (100% interest)

Resource

The Curraghinalt gold deposit has an indicated resource of 250,000 ounces of gold contained in 570,000 tonnes of material with an average grade of 13.95 grams of gold per tonne and an inferred resource of 350,000 ounces of gold contained in 640,000 tonnes of material with an average grade of 17.15 grams of gold per tonne based on a cut-off of six grams of gold per tonne and a minimum vein width of one metre.

The resource estimate, which Tournigan disclosed in December 2007, is from a study prepared by independent consultant Micon International Limited of Toronto. The Micon employee responsible for the study was Dibya Kanti Mukhopadhyay, an Independent Qualified Person as defined by Canada’s National Instrument 43-101 policy for the disclosure of mineral projects. The final version of the resource study, dated November 29, 2007, was filed on SEDAR on January 17, 2008 and is incorporated into this Annual Information Form by reference.

The resource estimate is based on 264 drill holes with hole spacing ranged between 30 to 100 metre centres. The study incorporated results from a 24-hole, 11,934-metre drilling program conducted by Tournigan in calendar 2006 and calendar 2007 which confirmed that the mineralized resource zone extends a further 300 metres to the southeast and remains open. Deep drilling to the northwest confirms that all the primary resource veins are present, and several new veins have been identified. A detailed structural review has considerably enhanced Tournigan’s understanding of the deposit.

Curraghinalt Gold Deposit, Indicated & Inferred Resource (Micon, November 2007)

Indicated Resources			Inferred Resources

Tonnes	Grade (gpt)	Ounces	Tonnes	Grade (gpt)	Ounces

570,000	13.95	250,000	640,000	17.15	350,000

Cut-off Grade 6 g/t gold, > 1m Thickness

Next Steps

Tournigan believes the Curraghinalt property has substantial exploration potential and intends to continue adding to and upgrading the current inferred and indicated resource by conducting an active exploration program. For calendar 2008, Tournigan plans an additional diamond drilling program of up to eight holes totalling 4,000 metres.

Title, Location, Access and Infrastructure

The Curraghinalt property consists of approximately 346 square kilometres (roughly 34,600 hectares) contained in two contiguous “Prospecting” Licences (UM1/08 and UM 2/08). The licences are located in County Tyrone in Northern Ireland (Latitude c. 54°36’ to 54°-47’ North; Longitude c. 06° 47’ to 07°16’ West.) approximately 15 kilometres northeast of the town of Omagh (pop. 17,000) and 127 kilometres west of Belfast (a 1.5 hour drive).

The mineral rights conferred by the licences are held in the name of Dalradian Gold Limited (formerly Ulster Minerals Limited) under terms of Licence Agreements with the Government of Northern Ireland (Department of Enterprise Trade and Investment) for base metals, and the Crown Estate Commission for precious metals. Dalradian is a wholly owned subsidiary. Production is subject to a 2% net smelter royalty payable to Minco plc. Aggregate licence and work commitments are up to approximately $1,550,000 per annum.

Highways, public roads, private roads and local farm tracks provide access to and within the property boundary. Within the property boundaries there are ample sources of water. A major power line sub-station is located at Plumbridge, approximately 9 km northwest of the property and roughly 6 km north of the village of Gortin. The claim block is sufficiently large for the location of mine infrastructure requirements such as mill and office buildings, waste dumps and tailings storage areas.

Topography, Elevation, Vegetation and Climate

The terrain consists of rolling hills and broad valleys that contain a mixture of farm lands, mixed forest and heath. Glacial deposits and peat cover much of the area, and rock outcrops are restricted to the higher ground or in streambeds. Overburden depth can reach depths of several tens of metres locally, but generally is in the range of 3 to 5 metres. Total topographical relief on the property is about 450 metres, and ranges from an elevation of about 100 metres above sea level in the major river valleys, to approximately 550 metres above sea level. The climate is typical of Ireland, with generally cool summers and relatively wet winters.

The major supply center in the immediate area is the town of Omagh. Office supplies, communications, lodging and local labour are available here and to a lesser extent in neighbouring villages. The primary industry in the area is sheep farming, and to a lesser extent beef cattle ranching.

History

In November 2002, Tournigan signed a letter agreement to acquire up to 75% interest in the two Prospecting Licences. A further agreement dated February 12, 2004 consolidated Tournigan’s interest to 100% in both licences through an acquisition by Tournigan of Ulster Minerals, which at that time was Strongbow’s wholly-owned subsidiary. Closing took place on December 16, 2004. Consideration for the acquisition of Ulster Minerals was 5,000,000 common shares at their fair value of $2,350,000. In 2007 Tournigan issued a further 500,000 common shares to Strongbow to terminate Strongbow’s rights to future share or cash payments from Tournigan in the event that Tournigan decided to build a mine at Curraghinalt.

Tournigan began exploration work on the property in April 2003. Since then Tournigan has completed a detailed project compilation and review of the historical database, performed underground mapping, structural analysis, soil geochemical surveys, in-fill and step-out drilling and limited geophysical surveys over the entire Curraghinalt vein system. In addition numerous other promising targets have been identified that may expand the currently defined resource.

Previous exploration at Curraghinalt in the 1980’s and 1990’s consisted of more than 17,000 metres of drilling and 697 metres of underground development work as well as extensive surface trenching.

Geology

Curraghinalt is a high-grade mesothermal quartz-sulphide gold vein system. The geology of the property consists primarily of a sequence of meta-sedimentary rocks consisting of pelites, semi-pelites, and psammites. Gold occurs in quartz veins ranging in thickness from a few centimetres to over three metres (average width approximately 1.2 metres) within a west-northwest trending vein swarm.

Politics and Environment

Tournigan intends to conduct appropriate environmental studies and would not proceed to development unless it was confident that the project would comply with environmental requirements. Tournigan has been advised that the Owenkillew River has been designated by the Government of Northern Ireland as an Area of Special Scientific Interest due to the presence of certain flora and fauna. The river drains that part of the property containing the Curraghinalt gold deposit via the Curraghinalt and Attagh Burn streams and the Glenlark River.

Other Mineral Properties

Novoveska Huta Uranium Prospect, Slovakia (100% interest)

During calendar 2008, Tournigan expects to complete an initial resource estimate based on National Instrument 43-101 standards for the Novoveska Huta uranium deposit.

The resource estimate will include the results of a 9-hole, 4,100-metre diamond drilling program conducted in 2006 and 2007 and may also include results of a planned 4-hole, 2,000 metre drilling program for the first half of 2008. These drilling programs are intended to twin historical information including more than 40 surface drill holes and 662 underground chip samples collected by the property’s prior owners.

During calendar 2007 Tournigan completed an airborne radiometric survey of all of its uranium properties in Slovakia, including Novoveska Huta. In addition to highlighting known anomalies, the survey identified new targets that require follow-up. In early 2008, Tournigan will conduct ground testing to define new targets for further exploration and potential drilling.

Tournigan acquired Novoveska Huta, consisting of 21.5 km² in a single exploration licence, in June 2005. The property, once a producing copper mine with open pit and underground operations, was shut down in the early 1990’s due to low commodity prices and the collapse of the former socialist economy. The previous owner completed underground development exceeding 5,500 metres on 5 vertical levels. The Novoveska Huta property is included in the Spisska Nova Ves mining and exploration licence. The Company has no asset retirement obligations relating to the Spisska Nova Ves mining licence.

	Novoveska Huta Historical Uranium Deposit (Uranovy Prieskum, 1985) Slovak Resource Category(1)

Tonnes	Uranium(2) U3O8%	Uranium lbs U3O8

12,000,000	0.075	19,970,000

(1) The Company has reviewed the above historical resource estimates and views them relevant. Tournigan believes that the historical resource estimates are reliable based on the historic exploitation of Slovak deposits in general and metallurgical test records acquired with Tournigan’s deposits in particular. The above Slovak Resource Category is a combination of P and Z-3, which is roughly analogous to the Canadian Institute of Mining, Metallurgy and Petroleum’s definition for Inferred Resources. However, Tournigan has not done the work necessary to verify the classification of the resources and the resources are not classified according to CIM’s Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates.

(2) Uranium metal (U) grades were converted to uranium oxide (U308) grades using a factor of 1.17.

URANIUM – SPISSKA TEPLICA, SLOVAKIA (100% interest)

Property Description and History

The Company has a 100% interest in the Svabovce and Spissky Stiavnik deposits in eastern Slovakia. There are at least seven documented occurrences of Permian sandstone-hosted uranium mineralization within the 45 square kilometres Spisska Teplica exploration licence. These include two mined-out open pit deposits and two partially mined-out underground mine occurrences that host historically estimated uranium resources. A digital database of historical exploration, development and mining information is currently under consideration. The Spisska Teplica exploration licences expire in May 2009, with Company renewal options.

Both the Svabovce and the Spissky Stiavnik historical estimates were completed by Uranovy Prieskum in 1968 and 1970. The historic resource estimate gave the following results:

Historical Uranium Deposits (Uranovy Prieskum, 1968-70 (1))

Slovak Resource Category

	Uranium (2) U3O8%	Tonnes	Uranium lbs U3O8

Svabovce	0.224	1,489,000	7,350,000
Spissky Stiavnik	0.200	294,000	1,300,000

The historical estimates were completed using a block model method and a cutoff grade of 0.015%.

(1) The Company has reviewed the above historical resource estimates and views them relevant. The historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company’s deposits in particular suggests the reliability of the historical resource estimates. The above Slovak Resource Category is a combination of P and Z-3, which is roughly analogous to the CIM definitions for Inferred Resources. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not classified according to the Canadian Institute of Mining, Metallurgy and Petroleum’s Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates.

(2) Uranium metal (U) grades were converted to uranium oxide (U308) grades using a factor of 1.17.

Exploration

The Company plans to catalogue and interpret historic data from the deposits within the Spisska Teplica exploration licence, with the intent of using this data to form the design basis of an exploration program.

U.S. uranium exploration properties - agreement to acquire 100% interest

Tournigan is actively exploring for uranium in the U.S. in Wyoming, Arizona and South Dakota, where it has more than 56,000 acres of federal lode mining claims and state leases. Annual claim fees are approximately US$375,000. The South Dakota and Wyoming properties are situated in close proximity to each other along the border between the two states.

The Wyoming property consists of 1,481 claims on 30,597 acres and two leases on 239 acres called Cyclone Rim and UT. The leases are close to former producing mines or in situ leach operations. During calendar 2007 Tournigan completed 6,510 metres in 34 rotary holes of a planned 71-hole, 17,313-metre program on the Cyclone Rim claims and 7,581 metres in 56 rotary and core holes on the UT claims. Tournigan plans to explore on its claims in Wyoming in 2008.

On January 15, 2008 Tournigan disclosed that it encountered uranium in 15 of the 49 rotary holes on the UT claims. Highlights from the gamma log radiometric readings included one hole with 0.076% eU308 over 3.1 metres, another hole with 0.050% eU308 over 3.4 metres and a third hole with 0.067% eU308 over 3.1 metres. The term eU308 refers to the radiometric equivalent of uranium content.

Management believes the mineralized intercepts represent portions of at least two shallow roll fronts which may be extractable by surface mining or by in-situ recovery (ISR) methods. A roll front is a crescent-shaped deposit formed in saturated, permeable sandstones. Groundwater flows through these host rocks carrying dissolved uranium and other metals such as molybdenum, vanadium, selenium and arsenic. These metals precipitate out when the groundwater flow crosses an oxidation/reduction interface in the sandstone.

Further exploration of the area is planned. Additionally, Tournigan has drilled seven core holes to twin the rotary holes containing the most significant mineralization. Also, Tournigan drilled step-out holes along the southern continuation of the UT mineralization for analysis.

In Arizona, in calendar 2007 Tournigan encountered technical problems while using rotary air/foam drilling to locate breccia pipe geological structures. Tournigan is converting the program to diamond drilling and may drill some of its high priority targets early in calendar 2008. The Arizona property consists of 618 claims on 12,768 acres and 37 leases on 7,853 acres.

In South Dakota, Tournigan has acquired and is reviewing historical uranium exploration data, including results of 900 holes drilled by others. Tournigan’s plan for South Dakota will depend on the analysis of this data. The South Dakota property consists of 256 claims on 5,289 acres in the Southern Black Hills district. Uranium was produced on this property intermittently from the early 1950’s until the late 1960’s.

On October 12, 2007, the Company announced that it has entered into an agreement to acquire 100% ownership of these US uranium properties from Sweetwater River Resources LLC (“Sweetwater”). Closing is expected by February 15, 2008. Prior to this acquisition agreement, the Company’s interests in the properties were held through a June 2005 option agreement with Sweetwater.

Upon closing, the Company will make cash payments totaling $642,000, of which $100,000 will be placed in escrow and, in addition, the company will issue 340,000 shares to Sweetwater. The escrowed monies will be released to Sweetwater upon rectification of certain minor deficiencies in land tenure reports. Pursuant to regulatory requirements, the common shares issued upon closing will be subject to a four-month hold period.

Tournigan has retained the project management and staffing services of Cowboy Exploration LLC, a Wyoming-based geological consulting company with operational expertise throughout the western USA.

In fiscal 2007 the Company provided reclamation deposits of $926,559 (US$930,000) with US Government agencies and assumed legal obligations for site restoration and clean-up costs on the Arizona and Wyoming properties. Settlement of these obligations is expected to occur in fiscal 2008 or 2009.

U.S. gold exploration properties - option to acquire 51 to 70% interest

Tournigan’s U.S. gold exploration properties are in Nevada, where in calendar 2007 the company completed 18 reverse circulation drill holes totaling 2,168 metres in initial exploration of two areas of mineral claims known as the Fireball Ridge and Gypsum Valley properties. Tournigan expects to complete an assessment of results in early calendar 2008.

Tournigan has an option to earn a 51% interest in each of the Nevada exploration properties under joint venture agreement dated June 8, 2006, with AuEx Ventures Inc. (TSX-V: XAU) of Reno, Nevada. The June 2006 agreement covers an area of interest of almost 400 square kilometres (150 square miles). Tournigan is the operator of the joint venture, and has retained the project management and staffing services of Cowboy Exploration of Wyoming, a company related to AuEx. AuEx is providing technical expertise and operational assistance to the joint venture as well.

Fireball Ridge and Gypsum Valley are epithermal gold and gold-silver prospects. Also covered in the area of interest is a mesothermal meta-volcanic hosted gold-silver property of likely intrusive-related origin, called the Jessup West prospect. The three properties are contained within a land package of approximately 65 square kilometres (16,000 acres), located 20 miles northeast of Fernley in Churchill County, Nevada.

Tournigan paid AuEx US$35,000 on execution of the agreement and is required to fund a minimum aggregate US$100,000 of exploration in year one of the agreement, a minimum aggregate US$250,000 in year two, and minimum US$150,000 in year three.

To earn the 51% interest Tournigan’s must spend US$1,000,000 by June 2011 in exploration on each project to be retained. As of September 30, 2007, Tournigan has incurred exploration costs of approximately US$300,000 in year one of the agreement.

Upon vesting of an interest, Tournigan may then elect to earn an additional 9% interest (60% total) by spending an additional $1,000,000 within three years on each property vested and may earn an additional 10% interest (70% total) by funding all expenditures through completion of feasibility studies and by arranging project financing. At that point both parties will contribute financially to operations according to respective percent ownership.

Tournigan may acquire a 51% interest in additional properties within the area of interest by making a one-time payment to AuEx of US$10,000 and funding aggregate expenditures of US$500,000 in exploration on the new properties, within five years from the date of identifying the properties. Minimum aggregate exploration expenses of US$50,000 per year would be required to be made on these additional properties during the five-year period.

RISK FACTORS

The Company’s securities should be considered a speculative investment due to the nature of its business. Investors should carefully consider all of the information disclosed in this Annual Information Form, including all documents incorporated by reference, before making an investment in the Corporation’s securities. The following risk factors could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements. In such an event, the market prices of the Company’s securities could decline and investors could lose all or part of their investments. The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

The risks include but are not limited to those risks set forth below.

Operating or capital plans may change

Tournigan establishes operating and capital plans based on expert opinion and information available when the plans are formed. There can be no assurance that plans will not change adversely as a result of changes in expert opinion or as new information becomes available.

In particular, the Company has estimated operating and capital costs for the Kremnica gold and silver deposit in Slovakia based on information available when the pre-feasibility estimate was made in May 2007, and believes that these estimates are reasonable. However, costs for labour, regulatory compliance, energy, mine and plant equipment and materials needed for mine development and construction are subject to increase and in some cases have increased significantly industry-wide since May 2007. In light of these factors, actual costs related to future mine development and construction may exceed the Company’s estimates. The Company does not have an operating history upon which it can base estimates of future operating costs for the Kremnica project, and it intends to rely upon the pre-feasibility study of the project and estimates contained therein, until such time as a feasibility study is completed, if ever. Such studies derive estimates of cash operating costs from, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Capital and operating costs, production and economic returns, and other estimates contained in pre-feasibility studies may differ significantly from actual costs, and there can be no assurance that actual capital and operating costs will not be higher than currently anticipated or disclosed. In addition, the Company’s estimates may differ from similarly titled measures of other companies and are not intended to be an indicator of projected operating profit.

The exploration and development of mineral properties is inherently risky

The business of exploring for minerals and developing mineral properties is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions including flooding, process upsets and equipment malfunctions, environmental hazards and industrial accidents.

The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and development or production facilities, personal injuries, environmental damage, delays or interruption of development or production, increases in development or production costs, monetary losses, legal liability and adverse governmental action. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company. Accordingly, there can be no assurance that the expenditures by the Company in the exploration of mineral properties located in Slovakia, Northern Ireland and the U.S. as described herein, will result in discoveries of mineralized material in commercial quantities.

Labour disturbances and unavailability of labour can delay projects and increase costs

Metal exploration and mining is labour-intensive. Negotiations with labour unions can lead to work stoppages. Moreover, as the demand for gold, energy and base metals has increased in recent years, many producers have attempted to increase production, which has resulted in a competitive market for the limited supply of trained metal miners in Slovakia, Northern Ireland and the USA. In some cases, this market situation has caused compensation levels to increase, particularly for “skilled” positions such as electricians and mine foremen. To maintain current exploration levels and to potentially achieve production, the Company may be forced to respond to these increases in wages and other forms of compensation, and related recruiting efforts by the Company’s competitors. Any future shortage of skilled miners, or increases in the Company’s labour costs, could have an adverse impact on the Company’s labour productivity and costs and on the Company’s ability to operate profitably.

Prices of gold, silver and uranium fluctuate widely, affecting profitability and financial condition

The Company’s profitability and long-term viability depend, in large part, upon the market prices of gold, silver, uranium and other metals and minerals that may potentially be produced from its mineral properties. The market prices of gold, silver, uranium and other metals are volatile and are impacted by numerous factors beyond its control, including but not limited to:

•	expectations with respect to the rate of inflation;

•	the relative strength of the US dollar and certain other currencies;

•	interest rates;

•	global or regional political or economic conditions;

•	supply and demand for jewellery and industrial products containing metals;

•	transactions by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors;

•	demand for nuclear power and the rate of construction of nuclear power plants;

•	the forward contracting of U308 supplies by nuclear power plants;

•	political and economic conditions in uranium producing and consuming countries;

•	reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails;

•	sales of excess civilian and military inventories of uranium (including from the dismantling of nuclear weapons) by governments and industry participants;

•	uranium production levels and costs of production;

•	significant uranium production interruptions or delays in expansion plans;

•	actions of investment and hedge funds in the uranium market;

•	political or technological developments related to the storage of nuclear waste;

•	an accident at a nuclear power plant anywhere in the world; and

•	the price of alternative sources to nuclear power, including oil, natural gas, coal, solar power and wind power.

The Company cannot predict the effect of these factors on metal prices. Gold, silver and uranium prices have fluctuated widely during the last several years. Recent prices for these commodities are included elsewhere in this Annual Information Form. Declines in market prices in the future could delay or deter a decision to commence production of a mine, and could cause production to become unprofitable after commencement. Declines in market prices could also adversely affect the Company’s ability to finance exploration and development projects, all of which would have a material adverse effect on the Company’s financial condition. There can be no assurance that the market prices will remain at current levels or that such prices will improve.

Competitive conditions can create challenges

The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration. There can be no assurance that the Company will be able to successfully compete for mineral properties in the future.

Little or no history of production, no revenue from operations and no mining operations.

The Company is a mineral exploration company and has little or no history of production from its mineral properties, no revenue from operations and no mining operations of any kind. Most of its properties are in the early development or exploration stage. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and costs of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	compliance with environmental and other governmental approval and permit requirements;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

It is common in new mining operations to experience unexpected problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, the Company cannot assure investors that its activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.

Moreover, the Company has not defined or delineated any proven or probable reserves on any of its properties. If its current exploration programs do not result in the discovery of commercial ore, the Company may need to write-off part or all of its investment in its existing properties and will seek to acquire additional properties. The determination of whether any mineral deposits on its properties are economic is affected by numerous factors beyond its control, including:

•	the metallurgy of the mineralization forming the mineral deposit;

•	market fluctuations for metal prices;

•	the proximity and capacity of natural resource markets and processing equipment; and

•	government regulation of prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The Company does not expect to have revenue from operations until at least one of its properties is developed into a producing mine. There can be no assurance that such development will occur.

Estimates of mineral resources and recovery rates may not be accurate

The Company’s estimates of reserves and resources should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves and resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The mineral resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral resources may be material. In addition, short term operating factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral resource estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating resources.

The Company’s resource estimates are not directly comparable to filings subject to U.S. Securities and Exchange Commission (“SEC”) reporting and disclosure requirements, as the Company generally reports resources in accordance with Canadian practices. These practices are different from those used in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources which are not permitted in disclosure filed with the SEC by U.S companies. In the U.S., mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of contained mineralization (ounces of gold or silver, or pounds of U308) is permitted disclosure under Canadian regulations; however, the SEC permits companies to report ‘‘resources’’ only as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Information Form, or in the documents incorporated herein by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Exchange rate changes, interest rate changes and general economic conditions may impact the company’s financial position and plans

The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the US make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The minerals for which the Company is exploring—gold, silver and uranium—are priced in U.S. dollars, which ultimately results in mineral revenue in U.S. dollars if a mine is developed. However, local costs may be incurred in Slovakian koruna or British pounds and head office costs in Canadian dollars. If any or all of these currencies strengthened against the U.S. dollar while commodity prices remained stable in U.S. dollars, the Company would experience rising costs without rising revenues. As a result of these exposures, the Company’s financial performance and forecasts may be significantly impacted by changes in international exchange rates.

The Company’s bank accounts earn interest income at variable rates while short-term investments are discount notes that earn a fixed rate over less than a six-month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

General economic conditions, such as an economic recession or inflation, may affect the price of minerals or otherwise create challenges for the Company in terms of financing or budgeting accurately for its exploration and development activities. There can be no assurance that economic conditions will always be favourable to the Company.

Environmental issues, including changes in environmental legislation and burdensome land reclamation requirements, can create challenges

Environmental legislation affects nearly all aspects of the Company’s operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. There can be no assurances that the Company will be at all times in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company.

Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company’s operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Third party consultants and contractual counterparties may fail to perform

The Company has relied upon consultants, engineers and others under contractual arrangements, and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral resources and reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Titles can be disputed and licences, permits, laws and regulations can be burdensome

The Company’s mineral exploration activities in Europe and North America require title to properties and are subject to licences, permits, laws and regulations involving government authorities.

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

Potential project sites in Slovakia, Northern Ireland, and North America may be subject to dispute, prior unregistered claims, or, in North America, to native land claims. Ultimate transfer to the Company may be affected by undetected defects. Such claims or defects could materially adversely affect one or more of the projects and the Company’s financial performance.

The Company believes that it holds all necessary licences and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to maintain or obtain all necessary licences and permits that may be required to explore and develop its properties, commence construction or commence mining.

Mineral properties are subject to extensive federal, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are also subject to change, can become more stringent and compliance can therefore become more costly. The Company draws on the expertise and commitment of its management team, their advisors, and its employees and contractors to ensure compliance with current laws and fosters a climate of open communication and co-operation with regulatory bodies. However, there can be no assurance that the Company may in the future face allegations that it has not complied with a law or regulations.

Foreign activities carry social and political risks

The Company operates in Slovakia, Northern Ireland and the United States and, from time to time, in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest such as non-governmental organization activities, political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, an unfavourable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Operating in Slovakia, an emerging market economy, may involve additional risks. Slovakia became an independent state in January 1993 after Czechoslovakia split into its two constituent parts. Slovakia joined NATO and the EU during 2004. Slovakia plans to adopt the euro as its official currency on 1 January 2009. However, because of its relatively recent transition to a market economy, Slovakia is subject to risks which may not be as prevalent in mature markets. These risks include:

•	adverse changes in the market’s economic and governmental policy;

•	consumers with relatively low levels of disposable income;

•	relative instability of new institutions;

•	shifts in regulation the Company cannot predict;

•	inconsistent application of existing laws and regulations; and

•	slow legal remedies.

There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, renationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. While there are typically provisions for compensation and reimbursement of losses to investors under such circumstances, there is no assurance that such provisions would be effective to restore the value of Tournigan’s original investment or to fully compensate Tournigan for the loss of the investment or future profits. Similarly, Tournigan’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, mine safety and annual fees to maintain mineral properties in good standing. There can be no assurance that laws protecting foreign investments will not be amended or abolished or that the existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

Tax and royalty laws, or their interpretation, can change adversely

Tournigan is subject to taxes, and in some cases to an obligation to pay government royalties if mineral production commences, in the jurisdictions in which the Company operates. There can be no assurance that taxes and royalty rates will not be increased, or that current interpretations of tax or royalty regulations may change adversely, be with consequent additional costs to the Company.

Tax reassessments and legal proceedings can be burdensome

Although Tournigan and its advisors are careful in preparing and calculating taxes owed, there can be no assurance that the Company will not be reassessed adversely. Further, the nature of the Company’s business may subject it to regulatory investigations, claims, lawsuits, and other proceedings. The results of these proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

Loss of key personnel could have an adverse impact

The Company is dependent upon retaining the services of a small number of key management personnel of the appropriate calibre as the business develops. The loss of any of these key personnel, if not replaced, could have a material adverse effect on Tournigan’s business and its operations. The Company currently does not have key person insurance on these individuals. Further, no assurance can be given that the Company’s business plans can be successfully implemented in the future, that individuals with the required skills will continue their association or employment with the Company, or that replacement personnel with comparable skills can be found. While the Board will seek to continue to ensure that directors, officers and key employees of the Company are appropriately incentivized, their services cannot be guaranteed.

Indemnification of officers and directors may discourage shareholder lawsuits

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

The company has limited resources and may not be able to fully fund its exploration and development projects

The Company has limited financial resources. It had working capital of approximately $30.6 million at fiscal year end September 30, 2007 and had cash of $32.4 million at that date. The Company intends to fund its exploration and development operations and associated overhead costs from working capital. Its ability to continue future exploration and development activities will depend in part on its ability obtain additional external financing. The sources of external financing that the Company could use for these purposes might include public or private offerings of equity and debt. In addition, the Company could enter into one or more strategic alliances or joint ventures, or could decide to sell certain property interests, and it might utilize a combination of these sources. The external financing chosen may not be available on acceptable terms, or at all. If the Company is unable to secure external financing to continue exploration and development it may have to postpone such activities or sell its properties. There can be no assurance that the Company will obtain necessary financing on acceptable terms, if at all. Failure to meet its obligations on a timely basis could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties, or the inability to continue as a going concern. The realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different than those included in its financial statements.

Present and prospective shareholdings may be diluted

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size or pricing of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Corporation’s common shares will have on the market price of its common shares. Any transaction involving the issue of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

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

Credit is not guaranteed

The Company manages its credit risk through its counterparty ratings and credit limits. However, the Company is exposed to credit risk, mainly on its bank accounts and its investment portfolio. There can be no assurance that the Company’s credit will be guaranteed in the future.

Share prices may fluctuate adversely

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price that would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price will not occur, and that shareholders will not be adversely affected.

DIVIDENDS

The Company does not intend to pay dividends in the foreseeable future. There can be no assurance that the Company’s Board of Directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company’s Common Shares in the foreseeable future, if at all.

DESCRIPTION OF CAPITAL STRUCTURE

Tournigan’s authorized capital consists of an unlimited number of common shares. The common shares do not have a par value. All of the issued common shares are fully paid and non-assessable. As at January 23, 2008 there were 122,257,859 common shares issued and outstanding as fully paid and non-assessable.

Each common share is entitled to one vote at all annual general meetings of shareholders. There are no provisions for exchange, conversion, exercise, redemption or retraction attached to the common shares.

All common shares participate equally in any dividends declared, and upon dissolution or winding-up of the Company.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares are listed and posted for trading on the TSV Venture Exchange under trading symbol “TVC” (a Tier 1 listing since October 8, 2004). The common shares are also listed in Germany on the Frankfurt Stock Exchange under the symbol “TGP.”

The price ranges and volumes traded on the TSX-V and the Frankfurt exchange for each month in the most recently completed financial year are as set out below in reverse chronological order.

TSX-V: TVC

Month	High	Low	Share Volume

(Canadian dollars per Common Share)
September 2007	$2.82	$2.15	5,373,000
August 2007	$3.43	$1.65	9,355,300
July 2007	$4.18	$3.36	5,968,000
June 2007	$4.50	$3.70	8,759,000
May 2007	$4.43	$2.87	21,743,400
April 2007	$3.32	$2.92	14,177,600
March 2007	$3.31	$2.60	14,325,500
February 2007	$3.75	$2.70	24,144,800
January 2007	$3.58	$2.50	16,320,100
December 2006	$3.72	$2.94	13,896,200
November 2006	$3.47	$2.20	14,931,400
October 2006	$2.98	$1.86	7,946,500
September 2006	$2.65	$1.84	7,999,000

FRANKFURT EXCHANGE TGP-F

Month	High	Low	Share Volume

(Euros per Common Share)
September 2007	€1.95	€1.48	365,800
August 2007	€2.33	€1.18	1,455,000
July 2007	€2.84	€2.30	778,200
June 2007	€3.10	€2.55	589,400
May 2007	€2.93	€1.91	1,644,600
April 2007	€2.15	€1.90	677,000
March 2007	€2.14	€1.73	902,900
February 2007	€2.44	€1.72	1,492,200
January 2007	€2.36	€1.65	1,173,900
December 2006	€2.41	€1.95	1,300,100
November 2006	€2.13	€1.52	2,021,800
October 2006	€2.03	€1.32	1,739,400
September 2006	€1.94	€1.28	2,386,500

Prior Sales

On February 22, 2006, the Company completed a brokered private placement of 31,207,000 special warrants at a price of $1.45 per special warrant, to raise gross proceeds of $45,250,150. On May 24, 2006, each special warrant was exchanged for one common share. A cash commission of $2,715,009 (6% of the gross proceeds) was paid to the underwriters. In addition, the underwriters received 936,210 agents’ warrants exercisable at $1.65 until February 22, 2008.

ESCROWED SECURITIES

As at January 23, 2008, there were 9,375 Common Shares, representing 0.001% of the outstanding shares of the Company, held in escrow by Computershare Trust Company. The Escrow Agreement requires the written consent of the TSX Venture Exchange for the shares to be released from escrow.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following table indicates the name, province or state, and country of residence of each director and executive officer of the Company as at its most recent financial year end, their respective positions with the Company and principal occupations during the past five years, the dates on which each of them commenced serving as a director of the Company and the number and percentages of Common Shares (being the Company’s only class of voting securities) owned directly or indirectly or over which control or direction is exercised by each of them.

Name and Residence of Director/Officer and Present Position With The Company [2]	Principal Occupation [1] [2]	Date Commenced Being a Director	Number Of Common Shares[2]

James Walchuck President & CEO British Columbia, Canada	CEO of the Corporation since September 2005; President since May 2005; VP, Mining of the Corporation from March 2004 until May 2005; Manager Mining for Barrick Gold Corporation at its Bulyanhulu Gold Mine in Tanzania from July 1999 to August 2002.	September 21, 2005	64,500

Michael Hopley Director & Chair [4] Washington, USA

President & CEO of Sunridge Gold Corp. 2003 to present; President of Crescent Resources Corp.; President of Epic Oil & Gas Inc 1996 to 2001; President of Fremont Gold Corp. 1990 to 1996; VP Exploration of Bema Gold Corp. and Arizona Star Corp. 1990 to 1996.

		April 30, 2002	NIL

Hein Poulus Director [4] British Columbia, Canada	Partner, Stikeman Elliott LLP, Barristers & Solicitors	September 10, 1999	104,832

Peter Bojtos Director [3] [4] Colorado, USA	Professional Engineer and a director of several resource companies, including: Kalimantan Gold Corp., Yukon Nevada Gold Corp., U.S. Gold Corp. and Vaaldiam Resources Ltd.	August 14, 2002	337,500

Rex McLennan Director [3] British Columbia, Canada	Corporate director. Executive Vice-President and Chief Financial Officer of Placer Dome Inc. from 1997 until August 2005;	March 27, 2007	15,000

David Montgomery Director [5] London, UK

Executive Chairman of the Mecom Group plc; former CEO of the Mirror Group, plc; former non-executive director for Donahue Inc. Scottish Media Group, the Press Association and a former Managing Director of News UK; founding director of Team Northern Ireland Limited.

		September 24, 2003	NIL

Ronald Shorr Director [3] [4] [5] New York, USA	President and CEO Maudore Minerals Ltd.; Mining Consultant from 1990 to present	June 6, 2002	155,000

[1]	Unless otherwise stated above, any director named above who was not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.

[2]

The information as to country of residence, principal occupation and number of shares beneficially owned by the directors (directly or indirectly or over which control or direction is exercise) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

[3]	Member of the Company’s Audit Committee.

[4]	Member of the Company’s Governance and Nominating Committee.

[5]	Member of the Company’s Compensation Committee.

The term of office of the directors expires annually at the time of the Company’s annual general meeting. The term of office of the officers expires at the discretion of the Company’s directors.

To the best of the Company’s knowledge, as a group, the directors and officers of the Company exercised control and direction over 676,832 Common Shares, or 0.55% of the Company’s issued and outstanding Common Shares as at January 23, 2008.

The Board of Directors has established the following committees, which had the following members as at January 23, 2008:

Audit Committee:	Rex McLennan, Chair
Peter Bojtos
Ronald Shorr

Corporate Governance & Nominating Committee:	Peter Bojtos, Chair
Michael Hopley
Ronald Shorr

Compensation Committee:	Hein Poulus, Chair
Ronald Shorr
David Montgomery

Directorships

Certain members of the Board hold directorships with other publicly traded companies. The following table sets out the name of each of the publicly traded companies with which the Company’s directors hold other directorships:

Name	Reporting Issuer

James Walchuck	Appleton Exploration Inc.
Buffalo Gold Ltd.
Merit Mining Corp. (formerly Jantri Resources Inc.)

Hein Poulus	Longview Capital Partners Incorporated
Pencari Mining Corporation
Salmon River Resources Ltd.

Peter Bojtos	Apolo Gold & Energy Ltd.
Apogee Minerals Ltd.
Fischer-Watt Gold Company Inc.
Kalimantan Gold Corporation Limited
Sage Gold Inc. (formerly Sahelian Goldfields Inc.)
US Gold Corporation
Vaaldiam Resources Ltd.
Vault Minerals Inc.
Yukon Nevada Gold Corp.

Michael Hopley	Crescent Resources Corp.
Sunridge Gold Corp.

Rex McLennan	Endeavour Silver Corp.
Zincore Metals Inc.

David Montgomery	Mecom Group plc
Northern Ireland Energy Holdings
Roto Smeets De Boer

Ronald Shorr	Klondex Mines Ltd.
Longview Capital Partners Inc.
Maudore Minerals Ltd.

Other Officers

Below is a list of officers of Tournigan who are not also directors of Tournigan.

Name, present position with the Company, and place of residence	Prior public company occupations, last five years	Date Commenced being an officer of the Company	Ownership or control over common shares held

Mike Mracek Chief Operating Officer Vancouver, B.C.	Chief Operating Officer, Tournigan Gold Corporation February 2007 to present; General Manager, Barrick Gold Corporation 2005 to 2006; Director Operations, Sterlite Gold 2001 to 2004; Deputy Managing Director, Ashanti Goldfields Company Limited 1996 to 2001.	February 1, 2007	52,000

Name, present position with the Company, and place of residence	Prior public company occupations, last five years	Date Commenced being an officer of the Company	Ownership or control over common shares held

Hans Retterath Chief Financial Officer Vancouver, B.C.

CFO, Tournigan Gold Corporation, August 2006 to present Senior Manager, Deloitte & Touche Vancouver, May 2005 to July 2006; CFO, Williams Energy, April 2004-April 2005; Independent Consultant, January 2004 to March 2004; Director Risk, TransAlta Corporation, January 1998 - October, 2003

		July 2006	NIL

Joseph Ringwald Vice President, Technical Services New Westminster, B.C.	VP Technical Services, Tournigan Gold Corporation April 2006 to present; Technical Director Mining and Principal Mining Engineer Amec Americas Limited September 2003 to April 2006; VP Project Development Crew Development Corporation November 2001 to July 2003	May 2006	25,000

Jude Fawcett Corporate Secretary Vancouver, B.C.

Tournigan Gold Corporation July 2007 to present; Corporate Secretary First Majestic Silver Corp. April 2005 to June 2007; Legal Assistant Pivotal Corporation November 2003 to March 2005; Legal Assistant RBS Lawyers November 1999 to October 2003

		July 3, 2007	NIL

Corporate Cease Trade Orders or Bankruptcies

Mr. Poulos was a director of Tournigan Ventures Corporation, a predecessor of the Corporation when it was the subject of a cease trade order issued by the British Columbia Securities Commission dated January 25, 2002 for failure to file financial statements. The financial statements were filed and the order was varied on April 22, 2002 to permit trading in securities of Tournigan Ventures Corporation.

Mr. Bojtos was a director of Sahelian Goldfields Inc. when it was the subject of a cease order issued by the British Columbia Securities Commission (“BCSC”) for failure to file annual financial statements for its 1998 fiscal year as well as first quarter interim financial statements. The Ontario Securities Commission also issued a cease trade order against Sahelian Goldfields Inc. on June 1, 2000. In 2001, Sahelian Goldfields Inc. made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) which was accepted by its creditors and successfully completed, as a result of which the cease trading orders were lifted.

Mr. Bojtos was also a director of Link Mineral Ventures Ltd. (“Link Minerals”) when it was the subject of a cease order issued by the OSC dated July 21, 2000, as extended by an order dated August 2, 2000, for being in default of certain filing obligations. The default was remedied and the order was revoked September 27, 2000. Mr. Bojtos was the subject of an order issued June 16, 2000 against him and other members of management and insiders of Link by the OSC prohibiting them from trading in securities of Link Minerals due to the failure to file financial statements for the year ended December 31, 1999. Mr. Bojtos was also a director of Link Minerals when it was the subject of a cease order issued by the BCSC dated August 23, 2001 for failure to file financial statements. The default was remedied and the order was revoked on September 15, 2003.

No other director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the 10 years before the date of this Annual Information Form has been, a director or officer of any other Company that, while such person was acting in that capacity:

•

was the subject of a cease trade or similar order or an order that denied such other Company access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days; or

•

was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the Company being the subject of a cease trade order or similar order or an order that denied the relevant Company access to any exemption order under Canadian securities legislation, for a period of more than 30 consecutive days.

Personal Bankruptcies

No director, officer or shareholder holding a sufficient number of the Company’s securities to affect materially the control of the Company has, within 10 years before the date of the Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

No director, officer or shareholder holding a sufficient number of the Company’s securities to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or has entered into a settlement agreement with a Canadian securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Directors and Officers

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with applicable law, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 Audit Committee, the Company is required to include in its Annual Information Form the disclosure required under Form 52-110F1 with respect to its audit committee, including the text of its audit committee charter, the composition of the audit committee, and the fees paid to the external auditor. This information is provided in Appendix A attached hereto.

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

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The website address of Computershare Investor Services Inc. is www.computershare.com.

MATERIAL CONTRACTS

Tournigan has material contracts related to certain of its properties (described in Description of the Business). In addition, Tournigan has a lease commitment for its corporate head office in Vancouver, British Columbia. The lease commitment is with Rachel Campbell, Daen Campbell and Jordan Campbell and it obliges Tournigan to make monthly lease payments to The Harwood Corporation until October 31, 2012 for an aggregate of $1,155,842. Annual lease commitments for the next five years are listed below.

	Years ending September 30

	2008 $	2009 $	2010 $	2011 $	2012 $

Office lease commitments	$225,360	$228,150	$231,052	$234,070	$237,209

INTERESTS OF EXPERTS

KPMG LLP are auditors of the Company and are independent within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of British Columbia.

To the best of the Company’s knowledge, none of Beacon Hill Consultants (1988) Ltd., ACA Howe International Ltd., or Micon International Limited, each being companies or persons who have prepared reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, none of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, any securities of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on the System for Electronic Documents Analysis and Retrieval (SEDAR) at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s management proxy circular for its upcoming annual general meeting.

Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year.

Appendix “A”

AUDIT COMMITTEE

TERMS OF REFERENCE

1.	PURPOSE

The overall purpose of the Audit Committee (the “Committee”) is to ensure that: (i) the Company’s management has designed and implemented an effective system of internal financial controls, (ii) to review and report on the integrity of the consolidated financial statements of the Company, (iii) to review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts, and (iv) to monitor and oversee the independent auditors’ qualifications, independence and activities.

The responsibilities of a member of the Committee are in addition to such member’s duties as a director. Nothing in these Terms of Reference, however, is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

The Committee does not plan or perform audits or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting principles as these are the responsibility of management.

2.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Board of Directors of the Company (the “Board”), at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members and the Chair of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

2.

The Committee shall consist of at least three members of the Board all of whom shall be independent as determined in accordance with applicable securities laws, rules, regulations and guidelines (“Securities Laws”). In particular, each member of the Committee must be independent of management and free from any interest, business or other relationship which could, or could reasonably be perceived to, materially interfere with the member’s ability to act in the best interests of the Company.

3.

All Committee members shall be financially literate. For this purpose, financial literacy shall mean the ability of a member to read and understand a set of financial statements that present a breadth and level of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member should have accounting or related financial expertise and should be able to analyze and interpret a full set of financial statements, including notes, in accordance with generally accepted accounting principles.

4.	If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

5.	The Secretary of the Company shall be the secretary of the Committee, unless otherwise determined by the Committee.

6.

The Committee shall meet at least four times annually on such dates and at such locations as may be determined by the Chair of the Committee and may also meet at any other time or times on the call of the Chair of the Committee, the Chief Executive Officer, the Chief Financial Officer, the independent auditors or any two of the other members.

7.	The Committee will also meet at least quarterly with the independent auditors without management present to discuss any matters that the Committee believes should be discussed in an in-camera session.

8.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

9.

Any two Directors may request the Chair to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such Directors, and may participate in such meeting to the extent permitted by the Chair of the Committee.

10.

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.

The Chief Financial Officer shall develop and set the Committee’s agenda, in consultation with the Chair and other members of management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review and, to the extent possible, at least 5 days in advance of each meeting.

12.

At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee shall, attend a meeting of the Committee. The independent auditors shall receive notice of and have the right to attend all meetings of the Committee. The Chief Executive Officer shall be invited to attend all meetings, except executive sessions and private sessions with the independent auditors.

13.

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

14.

The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such consultants or advisors or any search firm to be used to identify director candidates, including sole authority to approve the fees and other retention terms for such persons. The

Committee shall also have the power to conduct or authorize investigations into any matter within the scope of its authority.

15.

The independent auditors shall have a direct line of communication to the Committee through the Chair and may bypass management if deemed necessary. The independent auditors shall report to the Committee and are ultimately accountable to the Board and the Committee, as representatives of the shareholders.

16.	The Committee, through its Chair, may contact directly the independent auditors, and any employee of the Company as it deems necessary.

17.

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Company, to the Company’s legal counsel and to such other information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.

3.	ROLES AND RESPONSIBILITIES

1.	Overall Duties and Responsibilities

The overall duties and responsibilities of the Committee shall be as follows:

	a)	to assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company’s accounting principles, reporting practices and internal controls;

b)

to assist the Board in the discharge of its responsibilities relating to compliance with disclosure requirements under applicable Securities Laws, including approval of the Company’s annual and quarterly consolidated financial statements and notes together with the Management’s Discussion and Analysis;

	c)	to establish and maintain a direct line of communication with the Company’s independent auditors and assess their performance;

	d)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls; and

	e)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

2.	Independent Auditors

The independent auditors report to the Committee and the duties and responsibilities of the Committee as they relate to the independent auditors shall be as follows:

	a)	to recommend to the Board a firm of independent auditors to be engaged by the Company;

b)

to review, at least annually, with the independent auditors their independence from management, including a review of all other significant relationships the auditors may have with the Company and to satisfy itself of the auditors’ independence, the experience and the qualifications of the senior members of the independent auditor team and the quality control procedures of the independent auditor.

c)	to review and approve the fee, scope, staffing and timing of the audit and other related services rendered by the independent auditors;

d)	to ensure the rotation of the lead audit partner as required by applicable Securities Laws;

e)	to be responsible for overseeing the work of the independent auditors and reviewing the audit plan prior to the commencement of the audit;

f)	to review the engagement reports of the independent auditors on unaudited financial statements of the Company and to review with the independent auditors, upon completion of their audit:

	i)	contents of their report;

	ii)	scope and quality of the audit work performed;

	iii)	adequacy of the Company’s financial and auditing personnel;

	iv)	co-operation received from the Company’s personnel during the audit;

	v)	internal resources used;

	vi)	significant transactions outside of the normal business of the Company;

	vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles and management systems;

	viii)	the quality, acceptability and integrity of the Company’s accounting policies and principles;

	ix)	the non-audit services provided by the independent auditors;

	x)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

	xi)	management’s response to significant written reports and recommendations from the independent auditors and the extent to which such recommendations have been implemented by management;

and report to the Board in respect of the foregoing;

g)

to implement structures and procedures to ensure that the Committee meets the independent auditors on a regular basis in the absence of management in order to review the integrity of the Company’s financial reporting, adequacy of internal controls over financial reporting and disclosure controls and procedures, any difficulties encountered by the independent auditors in carrying out the audit and to resolve disagreements between the independent auditors and management; and

	h)	to pre-approve the retention of the independent auditor for any non-audit service and the fee for such service.

The Committee may satisfy the pre-approval requirement in subsection 2(g) if:

i)

the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of revenues paid by the Company to its independent auditors during the fiscal year in which the services are provided;

		ii)	the services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii)

the services are promptly brought to the attention of the Committee and are approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2(h) provided that the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

3.	Internal Control Procedures

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

a)

review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting, code of conduct and risk management;

b)	review compliance under the Company’s Code of Business Conduct & Ethics;

c)	review any issues between management and the independent auditors that could affect the financial reporting or internal controls of the Company;

d)	periodically review the Company’s accounting and auditing policies, practises and procedures and the extent to which recommendations made by the independent auditors have been implemented;

e)	review the quarterly CEO and CFO certifications and any sub-certifications from senior management in respect of disclosure controls and procedures and internal controls over financial reporting;

f)

review the internal control report prepared by management, including management’s assessment of the effectiveness of the Company’s internal controls over financial reporting and disclosure controls and procedures and any related report by the independent auditors; and

g)	receive the certification from the Chief Financial Officer on compliance with statutory liabilities.

4.	Public Filings, Policies and Procedures

The Committee is charged with the responsibility to:

	a)	review and approve for recommendation to the Board:

i)

the annual report to shareholders, including the annual audited financial statements, with the report of the independent auditors, the Management’s Discussion and Analysis and the impact of unusual items and changes in accounting principles and estimates;

ii)

the interim report to shareholders, including the unaudited financial statements, the Management’s Discussion and Analysis and the impact of unusual items and changes in accounting principles and estimates;

		iii)	earnings press releases;

		iv)	the annual information form;

		v)	prospectuses; and

		vi)	other public reports and public filings requiring approval by the Board;

and report to the Board with respect thereto;

b)

ensure adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than the disclosure described in subsection 4(a) above, and periodically assess those procedures;

c)

review with management, the independent auditors and if necessary with legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material affect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

d)

review with management and the independent auditors any off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company and its subsidiaries which could have a material current or future effect on the financial condition of the Company;

	e)	review with management and with the independent auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

f)

review with management and with the independent auditors (i) all critical accounting policies and practises to be used by the Company in preparing its financial statements, (ii) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (iii) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

g)	review general accounting trends and issues of auditing policy, standards and practices which affect or may affect the Company;

h)	review the appointments of the Chief Financial Officer and any key financial executives involved in the financial reporting process;

i)	review the Whistleblower Policy and ensure that the Company has sufficient processes in place for:

			i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and

			ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

and review any issues and complaints arising thereunder

		j)	review and approve the Company’s hiring policies regarding employees and former employees of the present and former independent auditors of the Company;

		k)	review and approve related party transactions or any material amendment thereto prior to the transaction being entered into.

	5.	Terms of Reference and Calendar of Activities

The Committee will review these terms of reference and its calendar of activities on an annual basis and recommend such changes as may be considered necessary for approval by the Board of Directors.

2.	COMPOSITION OF THE AUDIT COMMITTEE

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate, and the relevant education and experience of such member.

NAME	INDEPENDENT	FINANCIALLY LITERATE

Rex J. McLennan (CHAIRMAN)	Yes	Yes

RELEVANT EDUCATION AND EXPERIENCE

Mr. McLennan served as Executive Vice-President and Chief Financial Officer of the Vancouver 2010 Olympic Organization from 2005 to July 2007. In this position, in his prior nine-year role as Executive Vice-President and Chief Financial Officer of Vancouver-based multinational gold producer Placer Dome Inc., and for much of his earlier career in the Canadian resource industry, Mr. McLennan has been involved in matters requiring extensive financial literacy, including analysis, evaluation, preparation and supervision of the preparation of financial statements.

Mr. McLennan was Executive Vice-President and Chief Financial Officer of Placer Dome from 1997 until 2005, when Barrick Gold Corp acquired Placer Dome. This position involved the supervision of preparation of financial statements for disclosure purposes, as well as analysis and evaluation of financial statements for acquisition and divestiture, financing activities, budgeting and other purposes. Mr. McLennan’s experience at Placer Dome is relevant to his ability to assess the accounting principles used by Tournigan for the preparation of its financial statements. His experience is also relevant to his ability to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves, and to assess Tournigan’s internal controls and procedures for financial reporting.

Mr. McLennan was Vice-President and Treasurer of Placer Dome from 1994 to 1997 and was Assistant Treasurer from 1991 to 1994. From 1980 to 1991 Mr. McLennan worked for Imperial Oil Ltd., Canada’s largest integrated oil and gas company, including as Senior Advisor in the Treasurer’s Department in Toronto from 1987 to 1991. These positions involved financial analysis, capital markets transactions and other activities relevant to financial literacy.

Mr. McLennan holds a Master of Business Administration degree, Dean’s Honours, from McGill University (1979), where he completed courses in finance, business law, taxation and the analysis of financial statements. He also holds a Bachelor of Science degree in Mathematics and Economics from University of British Columbia (1974).

In addition to his role as independent director and audit committee chairman of Tournigan he is an independent director and audit committee chairman of two other Vancouver-based publicly-traded mineral companies: Endeavour Silver Corp. (TSX: EDR; AMEX: EXK; DB Frankfurt: EJD) and Zincore Metals Inc. (TSX:ZNC).

NAME	INDEPENDENT	FINANCIALLY LITERATE

Peter Bojtos	Yes	Yes

RELEVANT EDUCATION AND EXPERIENCE

Peter Bojtos is an independent director of mining companies with significant experience on audit committees. He has been involved in matters requiring financial literacy, including analysis, evaluation and supervision of the preparation of financial statements over a career spanning more than 30 years in the mining industry.

Since 2006 Mr. Bojtos has been Chairman, President and Chief Executive Officer Apolo Gold and Energy Inc. (OTCBB:APLL) of Vancouver. In addition, since 2005 Mr. Bojtos has been Chairman, President and Chief Executive Officer and Acting Chief Financial Officer of Fischer-Watt Gold Co. (OTCBB:FWGO), Lakewood, Colorado.

In addition to his current executive positions, Mr. Bojtos has served as an independent director of a number of mineral exploration companies since 1995. From 1993 to 1995, he was Chairman and Chief Executive Officer of Greenstone Resources Limited, a company which was developing gold mines in Central America. From 1992 to 1993, Mr. Bojtos was the President and Chief Executive Officer of Consolidated Nevada Goldfields Corporation, which operated precious metal mines in the United States. From 1980 to 1992, he was employed by Kerr Addison Mines Limited, a Noranda group company in various management positions, the last being Vice-President, Corporate Development.

Mr. Bojtos’ extensive senior management experience and resulting exposure to financial related matters in businesses similar to those of Tournigan have provided him with the necessary background to assess the accounting principles used by Tournigan for the preparation of its financial statements, to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves, and to assess Tournigan’s internal controls and procedures for financial reporting.

Mr. Bojtos, a professional engineer, graduated from University of Leicester, England (1972). He is currently an independent director and audit committee member of seven companies other than Tournigan. These other companies are:

•	Kalimantan Gold Corp of Vancouver, TSX.V: KLG; London AIM:KLG)

•	US Gold Corp. of Denver, Colorado (TSX: UXG; AMEX:UXG)

•	Apogee Minerals Ltd, of Toronto, (TSX-V;APE);

•	Falkland Gold & Minerals Ltd., London, England (London AIM:FGML)

•	Vaaldiam Resources Ltd., Toronto, (TSX:VAA)

•	Sage Gold Inc., Toronto (TSX-V: SGX)

•	Vault Minerals Inc. of Kirkland Lake, Ontario (TSX-V:VMI).

Mr. Bojtos is also an independent member of the board of Yukon-Nevada Gold Corp. of Vancouver (TSX:YNG; Frankfurt: NG6).

NAME	INDEPENDENT	FINANCIALLY LITERATE

Ronald Shorr	Yes	Yes

RELEVANT EDUCATION AND EXPERIENCE

Ron Shorr, a Certified Financial Analyst, has been President, Chief Executive Officer and a Director of Maudore Minerals Ltd. (TSX-V: MAO; Frankfurt:M6L) of Montreal since 2004. In this position, and previously in his prior career of more than 40 years in the metals industry, he has been involved in matters requiring extensive financial literacy, including analysis, evaluation, and supervision of the preparation of financial statements.

Mr. Shorr has been a mining consultant since the 1990s. Prior to that, he was a senior mining analyst with the following New York City-based investment dealers: Natwest Bank from 1992 to 1993, Bear Stearns & Co. from 1979-1990, E.F. Hutton 1975 to 1979 and Morgan Stanley Dean Witter from 1971 to 1975. In these roles his activities relevant to financial literacy included financial research, financial restructurings, investment banking, mergers and acquisitions and financings, including public offerings of securities. He has the necessary background to assess the accounting principles used by Tournigan for the preparation of its financial statements, to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves, and to assess Tournigan’s internal controls and procedures for financial reporting.

Mr. Shorr earned his CFA in 1969, his Master of Business Administration from Harvard Business School in 1961 and his Bachelor of Arts degree from the University of Michigan in 1958. In addition, he completed post-graduate work at Columbia University’s Henry Krumb School of Mines in 1967.

In addition to his role as an independent director and audit committee member of Tournigan, Mr. Shorr is an independent director and audit committee chairman of Vancouver-based Longview Capital Partners Inc. (TSX-V: LV) and is an independent director of Vancouver-based Klondex Mines Ltd. (TSX: KDX; OTCBB: KLNDF).

3.	EXTERNAL AUDITOR SERVICE FEES

Audit Fees

The aggregate audit fees billed by the Company’s external auditors KPMG LLP and Manning Elliott LLP for the 13-month financial period ended September 30, 2007 were $286,767.

Audit Related Fees

The aggregate audit related fees billed by the Company’s external auditors KPMG LLP and Manning Elliott LLP for the 13-month financial period ended September 30, 2007 were $50,958. These fees related to the quarterly reviews of interim unaudited consolidated financial statements.

Tax fees

The aggregate tax fees billed by the Company’s external auditors KPMG LLP and Manning Elliott LLP for the 13-month financial period ended September 30, 2007 were $53,338.

2007

ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF JANUARY 25, 2008

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
January 25, 2008

OVERVIEW

This management’s discussion and analysis (“MD&A”) covers the operations of Tournigan Gold Corporation (the “Company”) for the 13 months ended September 30, 2007 and subsequent activity up to January 25, 2008. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following discussion should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with Canadian GAAP: as at September 30, 2007 and August 31, 2006; for the 13 months ended September 30, 2007; and the years ended August 31, 2006 and 2005.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com, on the Company’s website at www.tournigan.com, or by requesting further information from the Company’s head office in Vancouver.

2007 HIGHLIGHTS

Uranium – Kuriskova, Slovakia

•	Revised resource estimate doubles initial 2005 estimate to 36 million pounds U308

•	Completed 10,000 metres of infill drilling with some deep extension drilling in 30 holes

Uranium – Novoveska Huta, Slovakia

•	Completed 9-hole, 4,100-metre confirmatory drill program to prepare NI 43-101 resource estimate in 2008

Uranium – Airborne Radiometric Survey, Slovakia

•	Survey performed and identified 42 anomalies

•	22 high priority targets in the Permian Belt

Uranium – USA

•	Commenced drilling in Wyoming and Arizona

•	Sweetwater Buyout agreement to acquire 100% interest expected to close in early 2008

Gold – Curraghinalt, Northern Ireland

•	Revised resource estimate significantly increases resource

Gold – Kremnica, Slovakia

•	Pre-feasibility study released

Corporate

•	Corporate reorganization announced

DESCRIPTION OF BUSINESS

The Company is a mineral resource exploration company with a focus on the acquisition, exploration and development of gold and uranium properties in Europe and North America. The Company’s principal uranium exploration properties are the Kuriskova and Novoveska Huta properties in Slovakia and the western USA properties held through the Sweetwater option agreement. The Company’s principal gold exploration properties are the Kremnica gold property in Slovakia and the Curraghinalt gold property in Northern Ireland. The Company maintains its head office in Vancouver, Canada and has field offices in the towns of Kremnica and Spisska Nova Ves, Slovakia and Gortin, Northern Ireland.

The Company is a reporting issuer in British Columbia, Alberta, Ontario and Yukon, Canada, and trades as a Tier 1 issuer on the TSX Venture Exchange under the trading symbol “TVC”, and on the Frankfurt Stock Exchange under the trading symbol “TGP”.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The three primary mineral properties are these:

•	Kuriskova, a uranium deposit in Slovakia with a defined resource estimate; and

•	two gold deposits, Kremnica in Slovakia with a defined resource and reserve estimate, and Curraghinalt in Northern Ireland with a defined resource estimate.

For each of these deposits, the Company’s focus is to advance the project to the feasibility stage and, if justified, to production.

For the Kuriskova uranium deposit in Slovakia, the Company’s inferred resource totals 36,290,000 pounds of uranium oxide (U308) contained in 5.1 million tonnes of material with an average grade of 0.323% U308. More information on the deposit is provided below.

For the two gold deposits combined, the Company’s measured and indicated resources consist of 1,290,629 ounces in 24.2 million tonnes of material with an average grade of 1.66 grams gold per tonne, and the Company’s inferred resources consist of 694,961 ounces in 11.2 million tonnes of material with an average grade of 1.92 grams gold per tonne. More information, including the ounces, tonnage and grade of the resources within the individual gold deposits, is disclosed below. The larger of the two deposits, Kremnica, has approximately 81% of the Company’s measured and indicated resources and 50% of the Company’s inferred resources, as measured by ounces of gold. Kremnica also has a silver resource and has defined probable reserves of gold and silver.

Of the Company’s non-primary exploration properties, the most advanced is Novoveska Huta which has a historical resource based on Slovak standards of 19,970,000 pounds of U308 in 12.0 million tonnes of material with an average grade of 0.075% U308. This resource, while not based on Canadian National Instrument 43-101 standards (“NI 43-101”), is approximately equivalent to a Canadian inferred resource. The Company expects to complete an initial resource estimate based on NI 43-101 standards in 2008. In the meantime, investors are cautioned not to rely on the Novoveska Huta estimate. More details on Novoveska Huta and other non-primary exploration properties are provided below.

REORGANIZATION

On May 28, 2007, the Company announced that it would seek shareholder approval for the reorganization of its capital structure and separation of the ownership, management and financing of its assets into two separate publicly traded entities, one with a focus on uranium exploration and the other with a focus on precious metals.

The reorganization is subject to a favourable tax ruling from the Canada Revenue Agency, regulatory and court approvals, approval of the transaction by shareholders and the new precious metals company being accepted for listing on a stock exchange. The new precious metals company will have to comply with all of the requirements of the securities commissions involved.

CHANGE IN YEAR END

The Company changed its fiscal year end to September 30 from August 31, effective September 30, 2007.

EXPLORATION PROPERTIES

URANIUM – KURISKOVA, SLOVAKIA (100% interest)

Resource

The Kuriskova uranium deposit has an inferred resource of 36,290,000 pounds of uranium oxide (U308) contained in 5.1 million tonnes of material with an average grade of 0.323% U308 based on a cut-off of 0.035% U308. The Main Zone portion of the inferred resource estimate includes 30.92 million pounds U308 contained in 3.34 million tonnes of material with an average grade of 0.421% U308.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The resource, which the Company disclosed in December 2007, is from a study prepared by independent consultant A.C.A. Howe of Berkhamsted, England. The final version of the resource study dated December 20, 2007 was filed on SEDAR on January 17, 2008.

The inverse distance estimate includes results from 10 diamond drill holes drilled by the Company at the Kuriskova deposit in 2006, three diamond holes drilled by the Company in late 2005, and 13 relevant holes of the 52 historical diamond drill holes drilled by previous government operators. The hole spacing ranged between 40 and 150 metre centres.

Kuriskova Uranium Deposit, Inferred Resource Estimate (ACA Howe, December 2007)

Domain	Tonnes (Mt)	U308%	U308 (lbs)

Main Zone	3,335,000	0.421	30,920,000
Hanging wall	1,765,000	0.138	5,370,000
All	5,100,000	0.323	36,290,000

Cut-off Grade 0.035% U308

Next Steps

The estimate did not incorporate results from a 30-hole, 9,825-metre calendar 2007 infill drilling program. The Company expects these results will form part of a new resource estimate scheduled for calendar 2008. The Company also expects that the upcoming resource estimate will upgrade a significant portion of the deposit to the indicated resource classification, based in part on radiometric readings which indicate that the majority of the 26 holes from calendar 2007 intersected uranium mineralization.

The Company has engaged AMEC plc of London, England to conduct a Kuriskova Targeting Study to investigate mine development concepts and environmental impacts. AMEC will work in collaboration with Wismut Umwelttechnik GmbH (WISUTEC) of Chemnitz, Germany. The study is scheduled for completion in early calendar 2008.

In late calendar 2007 the Company conducted a ground radiometric survey at Kuriskova as a follow up to a 2007 airborne radiometric survey of all if its uranium properties in Slovakia. The airborne survey highlighted known anomalies and identified new targets. The ground survey will determine whether any of these new targets involve false anomalies related to activities such as farming. Results of the combined airborne and ground surveys are scheduled for disclosure in the first quarter of calendar 2008.

Title, Location, Access and Infrastructure

The current exploration licence is registered as “Cermel-Jahodna – U-Mo, Cu ores”, and was granted on March 21, 2005 by the Geology and Natural Resources Department at the Ministry of the Environment of the Slovak Republic. The licence is valid until April 2009 with company renewal options, and is subject to a number of conditions. The Company believes it has complied with all required conditions. Licence fees and work commitments are up to approximately $44,000 per annum.

The Kuriskova property consists of 32 km2 of mineral claims situated in a forest approximately 13 km northwest of the city of Kosice, a regional industrial centre in East-Central Slovakia. The property, which is easily accessible, lies close to the main road between Kosice in the southeast and the town of Spisska Nova Ves in the northwest. The project is accessible off the main road along a network of minor, unsurfaced tracks that traverse the forest, and give access to the project area.

With the exception of a royalty payment to the Government of Slovakia, the Kuriskova project is not known to be subject to any royalties, back-in rights, payments, or other agreements and encumbrances. The Government of Slovakia is entitled to a royalty to be paid as a percentage of net profit. The royalty rate is 10%.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Subject to confirmation in future technical studies, the Company assumes that water and power infrastructures will be available.

History

The Company acquired the Kuriskova uranium licence and surrounding claims on June 7, 2005. The Company commenced its initial drill program on the property in September 2005.

Uranium mineralization was originally discovered at Kuriskova in 1985. Up to the time of the demise of the Soviet Union in 1989, all uranium exploration and mining in Czechoslovakia was conducted by state-owned organizations. In 1993 the state of Czechoslovakia split into the countries of the Czech and Slovak Republics. Work on state funded projects such as the Kuriskova deposits stopped in 1996 when the country returned to a market economy system and the state was unable to keep funding its mining projects.

Geology

The Kuriskova uranium deposit is part of a belt of largely strata-bound uranium-molybdenum deposits hosted in a sequence of Permian-age meta-volcanic/sedimentary rocks in eastern Slovakia. The Kuriskova deposit is blind and is covered by thick soils and extensive forest cover. The deposit has a northwest-southeast strike, and a variably steep-moderate southwest dip (60 degrees in the upper part, 47 degrees in the lower part). The overall dimensions of the main zone of the deposit, established by drilling, start about 120 metres below the surface and extend to a depth of approximately 650 metres below the surface. The deposit has been defined as approximately 650 metres along strike by 530 metres down-dip with variable thickness.

Uranium and molybdenum mineralization is localized along the contact of overlying (younger) metamorphosed volcanic rocks and an underlying (older) unit of metamorphosed sediments (shales and quartzites). Most of the mineralization occurs within an andesitic volcanic unit and is only rarely observed in the underlying sediments. Uranium mineralization is detectable with a hand-held scintilometer and by outcrops along the meta-andesite – meta-sediment contact above the deposit.

Politics and Environment

The Government of Slovakia is very supportive of the expansion of nuclear power. Opposition to nuclear power and uranium mining by non-governmental organizations has been noted as is typical for projects of this nature. The Company is addressing these concerns through public consultation and is actively meeting with local community members to assess any concerns they might have, and expects to conduct environmental and social impact studies during 2008. The Company would not proceed to development unless it was confident that the project would comply with environmental requirements.

URANIUM - NOVOVESKA HUTA, SLOVAKIA (100% interest)

Resource

During calendar 2008, the Company expects to complete an initial resource estimate based on NI 43-101 standards. The resource estimate will include the results of a 9-hole, 4,100-metre diamond drilling program conducted in 2006 and 2007 and may also include results of a planned 4-hole, 2,000 metre drilling program for the first half of 2008. These drilling programs are intended to twin historical information including more than 40 surface drill holes and 662 underground chip samples collected by the property’s previous owners.

During calendar 2007 the Company completed an airborne radiometric survey of all of its uranium properties in Slovakia, including Novoveska Huta. In addition to highlighting known anomalies, the survey

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

identified new targets that require follow-up. In early 2008, the Company will conduct ground testing to define new targets for further exploration and potential drilling.

The Company acquired Novoveska Huta, consisting of 21.5 km² in a single exploration licence, in June 2005. The property, once a producing copper mine with open pit and underground operations, was shut down in the early 1990’s due to low commodity prices and the collapse of the former socialist economy. The previous owner completed underground development exceeding 5,500 metres on five vertical levels. The Company believes it has no asset retirement obligations relating to the Spisska Nova Ves mining licence.

Novoveska Huta Historical Uranium Deposit (Uranovy Prieskum, 1985) Slovak Resource Category(1)

Tonnes	Uranium(2) U3O8%	Uranium lbs U3O8

12,000,000	0.075	19,970,000

(1) The Company has reviewed the above historical resource estimates and views them relevant. The Company believes that the historical resource estimates are reliable based on the historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company’s deposits in particular. The above Slovak Resource Category is a combination of P and Z-3, which is roughly analogous to the Canadian Institute of Mining, Metallurgy and Petroleum’s definition for Inferred Resources. The Company has not, however, done the work necessary to verify the classification of the resources and the resources are not classified according to CIM’s Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates.

(2) Uranium metal (U) grades were converted to uranium oxide (U308) grades using a factor of 1.17.

URANIUM – SPISSKA TEPLICA, SLOVAKIA (100% interest)

Property Description and History

The Company has a 100% interest in the Svabovce and Spissky Stiavnik deposits in eastern Slovakia. There are at least seven documented occurrences of Permian sandstone-hosted uranium mineralization within the 45 square kilometres Spisska Teplica exploration licence. These include two partially mined-out underground mine occurrences that host historically estimated uranium resources. A digital database of historical exploration, development and mining information is currently under consideration.

Both the Svabovce and the Spissky Stiavnik historical estimates were completed by Uranovy Prieskum in 1968 and 1970. The historic resource estimate gave the following results:

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Historical Uranium Deposits (Uranovy Prieskum, 1968-70 (1)) Slovak Resource Category

	Uranium (2) U3O8%	Tonnes	Uranium lbs U3O8

Svabovce	0.224	1,489,000	7,350,000
Spissky Stiavnik	0.200	294,000	1,300,000

The historical estimates were completed using a block model method and a cutoff grade of 0.015%.

(1) The Company has reviewed the above historical resource estimates and views them relevant. The historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company’s deposits in particular suggests the reliability of the historical resource estimates. The above Slovak Resource Category is a combination of P and Z-3, which is roughly analogous to the CIM definitions for Inferred Resources. The Company has not, however, done the work necessary to verify the classification of the resources and the resources are not classified according to the Canadian Institute of Mining, Metallurgy and Petroleum’s Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates.

(2) Uranium metal (U) grades were converted to uranium oxide (U308) grades using a factor of 1.17.

Exploration

The Company plans to catalogue and interpret historic data from the deposits within the Spisska Teplica exploration licence, with the intent of using this data to form the design basis of an exploration program.

URANIUM – USA

Sweetwater Option Agreement and Buyout

The Company, through its option agreement with Sweetwater River Resources LLC (“Sweetwater”), is actively exploring for uranium in the USA in Wyoming, Arizona and South Dakota, where it has more than 56,000 acres of Federal lode mining claims and State leases. Annual claim fees are approximately US$375,000. The South Dakota and Wyoming properties are situated in close proximity to each other along the border between the two states.

In June, 2005, the Company entered into an option agreement with Sweetwater to acquire up to a 100% interest in Sweetwater’s Wyoming uranium properties and additional properties acquired by Sweetwater subject to the Company’s pre-approval.

The Company paid US$140,000 and issued 200,000 common shares to Sweetwater, and is required to make anniversary payments of US$25,000 (paid), US$50,000 (unpaid), and US$50,000 at the end of the first, second, and third years respectively, to earn an 85% interest in the claims. The Company would then have the right to purchase the remaining 15% interest in the claims by making a payment to Sweetwater in cash or shares, based on an independent valuation.

In October 2007, the Company entered into an agreement to acquire 100% ownership of its USA uranium properties from Sweetwater (the “Sweetwater Buyout”). Prior to closing the Sweetwater Buyout, the Company’s interests in the properties are held through its option agreement with Sweetwater. The US$50,000 payment owed to Sweetwater in June 2007 has been waived. Closing of the acquisition will take place on the earlier of the Canada Revenue Agency (“CRA”) notifying the Company that the completion of the acquisition will not prejudice the Company’s application for a favourable advance tax ruling in respect of its proposed reorganization announced May 28, 2007 (the “Reorganization”) or upon the closing of the Reorganization.

Upon closing, the Company is obligated to make cash payments of $592,000 and US$50,000, of which $100,000 will be placed in escrow and, in addition, the Company will also issue 340,000 shares to Sweetwater. The escrowed monies will be released to Sweetwater upon rectification of certain minor deficiencies in land tenure reports, which is expected to occur within three months. Pursuant to regulatory requirements, the common shares issued upon closing will be subject to a four-month hold period. In

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 2007, the CRA notified the Company that the completion of the Sweetwater Buyout will not prejudice the Company’s application for a favourable advance tax ruling in respect of the Reorganization. The Company and Sweetwater have agreed to extend the Sweetwater Buyout to February 15, 2008.

Exploration

The Wyoming property consists of 1,481 claims on 30,597 acres and two leases on 239 acres. The leases are close to former producing mines or in situ leach operations. During calendar 2007 the Company completed 6,510 metres in 34 rotary holes of a planned 71-hole, 17,313-metre program on the Cyclone Rim claims and 7,581 metres in 56 rotary and core holes on the UT claims. The Company plans to explore on its claims in Wyoming in 2008.

On January 15, 2008, the Company disclosed that it encountered uranium in 15 of the 49 rotary holes on the UT claims. Highlights from the gamma log radiometric readings included one hole with 0.076% eU308 over 3.1 metres, another hole with 0.050% eU308 over 3.4 metres and a third hole with 0.067% eU308 over 3.1 metres. The term eU308 refers to the radiometric equivalent of uranium content.

Management believes the mineralized intercepts represent portions of at least two shallow roll fronts which may be extractable by surface mining or by in-situ recovery (“ISR”) methods. A roll front is a crescent-shaped deposit formed in saturated, permeable sandstones. Groundwater flows through these host rocks carrying dissolved uranium and other metals such as molybdenum, vanadium, selenium and arsenic. These metals precipitate out when the groundwater flow crosses an oxidation/reduction interface in the sandstone.

Further exploration of the area is planned. The Company has drilled seven core holes to twin the rotary holes containing the most significant mineralization. The Company drilled step-out holes along the southern continuation of the UT mineralization for analysis.

In Arizona, in calendar 2007, the Company encountered technical problems while using rotary air/foam drilling to locate breccia pipe geological structures. The Company is converting the program to diamond drilling and may drill some of its high priority targets early in calendar 2008. The Arizona property consists of 618 claims on 12,768 acres and 37 leases on 7,853 acres.

In South Dakota, the Company has acquired and is reviewing historical uranium exploration data, including results of 900 holes drilled by others. The Company’s plan for South Dakota will depend on the analysis of this data. The South Dakota property consists of 256 claims on 5,289 acres in the Southern Black Hills district. Uranium was produced on this property intermittently from the early 1950’s until the late 1960’s.

The Company has retained the project management and staffing services of Cowboy Exploration LLC, a Wyoming-based geological consulting company with operational expertise throughout the western USA.

In fiscal 2007, the Company provided reclamation deposits of $926,559 (US$930,000) with USA Government agencies and assumed legal obligations for site restoration and clean-up costs on the Arizona and Wyoming properties. Settlement of these obligations is expected to occur in fiscal 2008 or 2009.

GOLD – KREMNICA, SLOVAKIA (100% interest)

Reserve and Resource

The Kremnica gold deposit has a probable reserve of gold and silver as well as a measured and indicated resource of gold and silver. The probable reserve consists of 730,500 ounces of gold and 5,781,400 ounces of silver in 16,229,000 tonnes of material grading 1.40 grams of gold per tonne and 11.08 grams of silver per tonne, based upon 6,000 tonnes per day of production. The measured and indicated resource, using a 0.5 grams AuEq per tonne cut-off, consists of 1,040,629 ounces of gold and 8,634,180

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

ounces of silver contained in 23.6 million tonnes at an average grade of 1.37 grams gold per tonne and 11.36 grams silver per tonne. There is an additional inferred resource of 344,961 ounces of gold and 2,135,151 ounces of silver contained in 10.6 million tonnes at an average grade of 1.01 grams gold per tonne and 6.27 grams silver per tonne.

The reserve and resource are based on a pre-feasibility study of Kremnica prepared by Beacon Hill Consultants (1988) Ltd. of Vancouver. The Company filed the final version of the pre-feasibility study on SEDAR dated on July 13, 2007.

Kremnica Gold Deposit, Resource Estimate (Beacon Hill, July 2007)

Category	Cut-off Grade g/t AuEq	Tonnes	Au g/t	Ag g/t	AuE q g/t (1)	Au Ounces	Ag Ounces	Au Equivalent Ounces

Measured	0.50	8,228,885	1.61	13.32	1.81	425,157	3,525,070	478,070
Indicated	0.50	15,413,258	1.24	10.31	1.40	615,472	5,109,110	691,786
Measured +Indicated	0.50	23,642,143	1.37	11.36	1.54	1,040,629	8,634,180	1,169,856
Inferred	0.50	10,591,781	1.01	6.27	1.11	344,961	2,135,151	376,972

(1) AuEq is based upon 66.7:1 Au:Ag.

The resource is located within a zone called Sturec. The resource estimate includes the results of 41 infill reverse circulation drill holes completed by the Company in 2005 as well as 79 historical diamond drill holes, 3,148 historic underground samples and 21 historic underground drill holes. In addition, nine bench channels were sampled that yielded a total of 317 individual samples. Drill hole spacing was reduced from approximately 100 metres by 50 metres to 50 metres by 50 metres during the 2005 infill drilling program.

The pre-feasibility study’s base case indicates that the project could recover 674,437 ounces of gold with an internal after tax rate of return (IRR) of approximately 13%, assuming a gold price of US$525 per ounce and a silver price of US$9.25 per ounce. The pre-feasibility study also indicated an IRR of 26% assuming a gold price of US$675 per ounce. The Company is progressing with its efforts to optimize the project’s economics.

Next Steps

Before the end of calendar 2008 the Company expects to decide whether to commission a feasibility study for the Kremnica gold project. In May 2007, to prepare for the decision, the Company commenced base line data gathering for environmental purposes including 62 drill holes designed to gather information about the property. The Company completed approximately 65% of the drilling by the end of calendar 2007. The drilling is in support of a groundwater monitoring program, the detailed open pit design and the siting of the tailings facility and the processing plant.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Kremnica Gold Project pre-feasibility study summary
(Beacon Hill, May 2007)

Gold Recovered (life of mine)	674,500 ounces
Silver Recovered (life of mine)	3,739,000 ounces
Gold Price Used	US$525/oz
Silver Price Used	US$9.25/oz

Capital Cost (millions)	US$106.2
Ongoing Capital and Reclamation (millions)	US$24.2
Operating Cost per Gold Equivalent Ounce	US$227.00

Production Rate (tonnes milled per day)	6,000
Strip Ratio (Ore to Waste)	1.61
Metallurgical Recovery (Gold)	93.0%
Metallurgical Recovery (Silver)	66.0%

Mine Life	7.7 years
Approximate Payback Period	4.4 years

Gold Price (US$ per ounce)	Cash flow (After Tax) (US$ millions)	IRR

$375	($12,617)	-2.55%
$425	$17,198	3.29%
$475	$46,802	8.53%
$525 (Base Case)	$75,028	13.08%
$575	$101,895	17.07%
$625	$128,762	20.79%
$675	$169,063	26.00%

Title, Location, Access and Infrastructure

The Kremnica project comprises two contiguous properties: the Kremnica mining licence and the Lutila exploration licence, which, based on the Slovak JTSK coordinate system, are 11.79 km2 and 86.38 km2 in area, respectively. The mining licence and exploration licence have been legally surveyed, are contiguous and cover all known mineralized areas within the Kremnica district.

The property is comprised of the Kremnica mining licence and also the Lutila and Vyhne exploration licences, which expire in March 2008 and February 2009, respectively, with Company renewal options. Aggregate licence fees and work commitments are up to approximately $91,000 per annum.

The Mining Licence, called MHD-D.P.12, expires in June 2009 with Company renewal options. All known mineral resources, as well as potential areas for future operations, waste rock disposal, tailings dam sites, and processing plant sites, are contained within the mining and exploration licences. According to the mining licence, the Mining Bureau permits new mining projects. The current permit allows only for protection and preservation of the old mine workings and is valid until December 2010, after which a new permit for work must be obtained.

With the exception of a royalty payment to the Government of Slovakia, the Kremnica project is not known to be subject to any royalties, back-in rights, payments, or other agreements and encumbrances. The Government of Slovakia is entitled to a royalty of 5%.

Attached to the Kremnica gold mining licence is an asset retirement obligation of $59,133 as at September 30, 2007. The primary obligation is for the restoration of the previously-mined open pit. Based on the Company’s mine development plans, settlement of this liability is expected to occur in 2022. The total undiscounted amount of estimated cash flows to settle obligation is estimated to be $911,000. This

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

amount was discounted at a credit-adjusted risk-free rate of 20% to estimate the fair value of $59,133.

The Kremnica property is located in central Slovakia, approximately 190 km northeast of Vienna, Austria (a four-hour drive). The town of Kremnica (pop. 6,000) and several hundred privately owned properties lie within the boundaries of the mining licence. The town is 17 km west of central Slovakia’s largest city, Banska Bystrica and is accessible by train from Bratislava, the capital and largest city in Slovakia. Paved roads and a network of old mining and forestry tracks service the property.

The core of the mining area has been set aside by the township for the purpose of mining and a very limited number of houses exist in this core area. Virtually all of the land required for the proposed project belongs to the Town of Kremnica, State Land Fund, or the State Department of Forestry. Negotiations with the State for mining rights to these lands are expected to be straightforward. It is likely that a future mining operation would consider purchasing some privately owned land. Current legislation in Slovakia provides for State resumption of surface rights for the purpose of mine development. This court-ordered process is intended to prevent a landowner(s) from halting the development of a mining project that is beneficial to the State.

High voltage power lines pass through the margins of the mining lease, and connection to the national grid is possible. A network of historic water storage impounds associated with the mining history of the area may provide an adequate water supply. The property is large enough for and has potential sites for waste rock disposal, tailings dam sites, and a processing plant.

History

Gold mining commenced at Kremnica as early as the 8th century and is relatively well documented from the year 1328 forward. Production has totalled 46,000 kg (1.5 million ounces) gold and 208,000 kg (6.7 million ounces) silver. Production was from open pits and underground mine workings.

Extensive underground mining occurred within an area 4 km long x 2 km wide. The largest relic of past mining is a surface depression in the Sturec area measuring 600 m long x up to 200 m wide x 100 m deep. The district is pockmarked with hundreds of pits, collapsed shafts, and adits.

From 1987 to 1992 Kremnica had an open pit mine but it was abandoned as unprofitable. The mine produced 50,028 tonnes averaging 1.54 g/t gold. The ore was treated in a cyanide mill located in the town of Kremnica that operated at about 30 tonnes per day. At the time of abandonment, the price of gold was trading in the range of US$330 per ounce to $360 per ounce. The Company acquired the property in 2003.

Geology

The predominant host rock in the Kremnica district is Tertiary andesite. It occurs as flows with minor interbedded tuffs and breccias. Diorites have been intersected in some drill holes and are thought to be both pre- and post-andesite. Rhyolite dikes are localized in north-south and southeast-striking structures. Rhyolite is relatively rare in the deposit, occurring as narrow dikes at the north end of the deposit and at depth. The Tertiary volcanic sequence overlies Mesozoic limestone, which has been detected in some of the deeper drill holes in the district. These rocks are cut by north- to northeast-striking, steeply dipping faults that form a series of horsts and grabens.

There are two major vein systems at Kremnica. The principal system, called the “First Vein System”, strikes north to north-northeast through the centre of the district, and is the focus of the exploration activity. The “Second Vein System” is underneath the town of Kremnica and consists of north and northwest-striking veins. Due to its location beneath the town of Kremnica, the second vein system is not considered a viable exploration target.

Politics and Environment

There is opposition to mine development by non-governmental organizations and a number of residents of

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

the town of Kremnica. The Company is addressing these concerns through public consultation and education, largely through the community information office established in Kremnica in June 2007. The Company is committed to acquiring a social licence to operate and to the sustainability of mining in the area. The Company has engaged Golder Associates, an international civil engineering firm, to conduct the baseline environmental work at Kremnica.

A primary environmental objective for mine development, operations and post-mining reclamation is to protect the regional groundwater and surface waters through proper location, construction and maintenance of the tailings storage facility (TSF) as well as constructing a cyanide destruction facility in the process plant. The Company believes the Kremnica project has an appropriate TSF location that complies with Slovakian environmental legislation. The site is generally grassed with only a small portion of forest. The environmental impacts are expected to be relatively low.

The proposed TSF location also has other advantages, including the following:

•	It is within a valley, and therefore generally hidden from view;

•	The catchment area above the impoundment is relatively small, and water management will have lower costs than other options;

•	It is close to the open pit, to avoid excessive costs for tailings delivery and hauling of waste rock; and

•	It is downhill from the proposed plant, allowing gravity flow of the tailings.

The primary objective of the closure and reclamation initiatives will be to transform the plant and waste facility sites into an integrated component of the surrounding ecosystem, mimicking the pre-mining usage of this area. There is potential to add value to the pre-mining use of the area during closure. For example, a sports field could be built on the tailings impoundment or tourist facilities could be erected at the mine site. Ongoing public consultation on this issue will be considered when discussing mine closure. The TSF closure design will be required to maintain long-term physical and geochemical stability, to protect the downstream environment, and to manage surface water.

Upon mine closure, surface facilities will be removed in stages and full reclamation of the TSF will be initiated. General aspects of the closure plan include:

•	Revegetating the embankment face using topsoil stockpiled from stripping activities immediately after construction of the final embankment;

•	Selectively discharging tailings around the TSF during the final years of operations to establish a final tailings beach that will facilitate surface water management and reclamation;

•	Dismantling and removing the tailings and reclaim delivery systems and all pipelines, structures, and equipment not required beyond mine closure;

•	Removing and possibly treating excess ponded water within the impoundment;

•	Constructing a dry engineered cover over the tailings surface. The excess clean waste rock will be used to cover the tailings surface followed by a layer of topsoil;

•	Removing the seepage monitoring system when water quality is shown to be acceptable;

•	Removing and regrading all access roads, ponds, ditches, and borrow areas; and

•	Ensuring the long-term stabilization of all exposed erodible materials.

GOLD – CURRAGHINALT, NORTHERN IRELAND (100% interest)

Resource

The Curraghinalt gold deposit has an indicated resource of 250,000 ounces of gold contained in 570,000 tonnes of material with an average grade of 13.95 grams of gold per tonne and an inferred resource of 350,000 ounces of gold contained in 640,000 tonnes of material with an average grade of 17.15 grams of gold per tonne based on a cut-off of six grams of gold per tonne and a minimum vein width of one metre.

The resource estimate, which the Company disclosed in December 2007, is from a study prepared by

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

independent consultant Micon International Limited of Toronto. The final version of the resource study was filed on SEDAR on January 17, 2008.

The resource estimate is based on 264 drill holes with hole spacing ranging between 30 and 100 metre centres. The study incorporated results from a 24-hole, 11,934-metre drilling program conducted by the Company in calendar 2006 and calendar 2007 which confirmed that the mineralized resource zone extends a further 300 metres to the southeast and remains open. Deep drilling to the northwest confirms that all the primary resource veins are present, and several new veins have been identified. A detailed structural review has considerably enhanced the Company’s understanding of the deposit.

Curraghinalt Gold Deposit, Indicated & Inferred Resource (Micon, November 2007)

Indicated Resources			Inferred Resources

Tonnes	Grade (g/t)	Ounces	Tonnes	Grade (g/t)	Ounces

570,000	13.95	250,000	640,000	17.15	350,000

         Cut-off Grade 6 g/t gold, > 1m Thickness

Next Steps

The Company believes the Curraghinalt property has substantial exploration potential and intends to continue adding to and upgrading the current inferred and indicated resource by conducting an active exploration program. For calendar 2008, the Company plans an additional diamond drilling program of up to eight holes totalling 4,000 metres.

Title, Location, Access and Infrastructure

The Curraghinalt property consists of approximately 346 square kilometres (roughly 34,600 hectares) contained in two contiguous “Prospecting” Licences (UM1/08 and UM 2/08), which expire in January 2010 with Company renewal options. The licences are located in County Tyrone in Northern Ireland, approximately 15 kilometres northeast of the town of Omagh (pop. 17,000) and 127 kilometres west of Belfast (a 1.5 hour drive).

The mineral rights conferred by the licences are held in the name of Dalradian Gold Limited (formerly Ulster Minerals Limited) under terms of Licence Agreements with the Government of Northern Ireland (Department of Enterprise Trade and Investment) for base metals, and the Crown Estate Commission for precious metals. Production is subject to a 2% net smelter royalty payable to Minco plc. Aggregate licence and work commitments are up to approximately $1,550,000 per annum.

Highways, public roads, private roads and local farm tracks provide access to and run within the property boundaries. Within the property boundaries there are ample sources of water. A major power line substation is located at Plumbridge, approximately nine km northwest of the property and roughly six km north of the village of Gortin. The claim block is sufficiently large for the location of mine infrastructure requirements such as mill and office buildings, waste dumps and tailings storage areas.

History

In November 2002, the Company signed a letter of agreement to acquire up to 75% interest in the two Prospecting Licences. A further agreement dated February 12, 2004 consolidated the Company’s interest to 100% in both licences through an acquisition by the Company of Ulster Minerals, which at that time was Strongbow’s wholly-owned subsidiary. Closing took place on December 16, 2004. Consideration for the acquisition of Ulster Minerals was 5,000,000 common shares at their fair value of $2,350,000. In 2007, the Company issued a further 500,000 common shares to Strongbow to terminate Strongbow’s rights to future share or cash payments from the Company.

The Company began exploration work on the property in April 2003. Since then the Company has completed a detailed project compilation and review of the historical database, performed underground

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

mapping, structural analysis, soil geochemical surveys, infill and step-out drilling and limited geophysical surveys over the entire Curraghinalt vein system. In addition, numerous other promising targets have been identified that may expand the currently defined resource.

Previous exploration at Curraghinalt in the 1980’s and 1990’s consisted of more than 17,000 metres of drilling and 697 metres of underground development work as well as extensive surface trenching.

Geology

Curraghinalt is a high-grade mesothermal quartz-sulphide gold vein system. The geology of the property consists primarily of a sequence of meta-sedimentary rocks consisting of pelites, semi-pelites, and psammites. Gold occurs in quartz veins ranging in thickness from a few centimetres to over three metres (average width approximately 1.2 metres) within a west-northwest trending vein swarm.

Politics and Environment

The Company intends to conduct appropriate environmental studies and would not proceed to development unless it was confident that the project would comply with environmental requirements. The Company has been advised that the Owenkillew River has been designated by the Government of Northern Ireland as an Area of Special Scientific Interest due to the presence of certain flora and fauna. The river drains that part of the property containing the Curraghinalt gold deposit via the Curraghinalt and Attagh Burn streams and the Glenlark River.

GOLD – NEVADA, USA

Property Description and Exploration

The Company’s USA gold exploration properties are in Nevada, where in calendar 2007 the Company completed 18 reverse circulation drill holes totalling 2,168 metres in the initial exploration of two areas of mineral claims known as the Fireball Ridge and Gypsum Valley properties. The Company expects to complete an assessment of the results in early calendar 2008.

The Company has an option to earn a 51% interest in each of the Nevada exploration properties under the joint venture agreement with AuEx Ventures Inc. (TSX-V: XAU) of Reno, Nevada dated June 8, 2006. The June 2006 agreement covers an area of interest of almost 400 square kilometres (150 square miles). The Company is the operator of the joint venture, and has retained the project management and staffing services of Cowboy Exploration of Wyoming, a company related to AuEx. AuEx is providing technical expertise and operational assistance to the joint venture as well.

Fireball Ridge and Gypsum Valley are epithermal gold and gold-silver prospects. Also covered in the area of interest is a mesothermal meta-volcanic hosted gold-silver property of likely intrusive-related origin, called the Jessup West prospect. The three properties are contained within a land package of approximately 65 square kilometres (16,000 acres), located 20 miles northeast of Fernley in Churchill County, Nevada.

The Company paid AuEx US$35,000 on execution of the agreement and is required to fund a minimum aggregate US$100,000 of exploration in year one of the agreement, a minimum aggregate US$250,000 in year two, and a minimum US$150,000 in year three. To earn the 51% interest, the Company must incur US$1,000,000 of exploration costs by June 2011 on each project to be retained. The Company incurred exploration costs of approximately US$300,000 in year one of the agreement.

Upon vesting of an interest, the Company may then elect to earn an additional 9% interest (60% total) by spending an additional $1,000,000 within three years on each property vested and may earn an additional 10% interest (70% total) by funding all expenditures through completion of feasibility studies and by arranging project financing. At that point both parties will contribute financially to operations according to their respective share of ownership.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

QUALIFIED PERSON AND QA/QC

The Company’s Chief Operating Officer, Michael Mracek, PEng, a Qualified Person as defined by NI 43-101, has reviewed and approved the exploration information in this MD&A. The Company’s Vice President, Technical Services, Joseph Ringwald, PEng, a Qualified Person as defined by NI 43-101, has reviewed and approved the resource and reserve disclosures contained in this MD&A.

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

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following tables provide a brief summary of the Company’s financial operations. For more detailed information, refer to the consolidated financial statements.

SUMMARY OF FINANCIAL RESULTS - COMPARISON OF THE 13 MONTHS ENDED SEPTEMBER 30, 2007 WITH THE YEAR ENDED AUGUST 31, 2006

	13 Months Ended September 30, 2007 $	Years Ended
		August 31, 2006 $	August 31, 2005 $

Total assets	68,738,416	61,105,539	13,932,722
Exploration properties	33,153,831	16,580,090	9,438,618
Shareholders’ equity	64,582,260	59,509,117	13,373,058
Net loss	(7,278,971)	(8,709,403)	(2,967,988)
Loss per share	(0.06)	(0.10)	(0.05)

Overview

The annual financial results reflect the Company’s recent growth. Since August 31, 2005, assets have increased by $54,805,694 and shareholders’ equity by $51,209,202 as the Company’s share capital increased by $60,478,891. Over this same period the carrying value of the Company’s exploration properties increased by $23,715,213 as the Company acquired and developed uranium properties in Slovakia and the USA and continued work on its gold properties, Kremnica and Curraghinalt.

For the periods presented, the Company had no revenues and did not declare any dividends. The Company incurred a net loss of $7,278,971 or $0.06 per share in fiscal 2007, a decrease of $1,430,432 from the fiscal 2006 net loss of $8,709,403 or $0.10 per share. Operating expenses decreased by $530,095 and net other items increased by $900,337. The weighted average number of common shares increased to 115,491,071 in 2007 from 86,999,112 in 2006 as a result of the private placements in fiscal 2006.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Stock-Based Compensation

	Change $	13 Months Ended September 30, 2007 $	Year Ended August 31, 2006 $

Employees and directors	(3,389,119)	2,414,610	5,803,729
Non-employees	(29,059)	1,050,907	1,079,966

Total stock-based compensation cost	(3,418,178)	3,465,517	6,883,695
Less: capitalized to exploration properties	334,160	(651,951)	(986,111)

Stock-based compensation expense	(3,084,018)	2,813,566	5,897,584

Employee and director stock options are measured at their fair value on the grant date and recognized over the vesting period. Non-employee stock options are measured at their fair value on date of vesting. Prior to vesting, non-employee stock options are recognized based on the service provided to the reporting date and at their then-current fair values, which are correlated to changes in the Company’s stock price and its volatility. The costs of stock-based compensation are allocated between the statement of loss as stock-based compensation expense and the balance sheet as capitalized exploration property costs.

The total cost of stock-based compensation decreased by $3,418,178 to $3,465,517 in 2007 compared with $6,883,695 in 2006. This decrease was mainly due to the decrease in the number of options granted to 2,245,000 in 2007 from 7,315,945 in 2006. The Company made significant option grants upon closing of the $45,250,150 private placement in February 2006. The decrease in option grants was partially offset by the fair value of grants as the weighted average grant date fair value per option increased to $1.67 in 2007 from $1.32 in 2006. Stock-based compensation capitalized to exploration properties decreased by $334,160 for similar reasons.

Salaries and Consulting Fees

Salaries and consulting fees increased by $362,572 to $2,230,074 in 2007 from $1,867,502 in 2006. Excluding bonuses of $855,000 paid in 2006, the increase was $1,217,572. The Company has also hired new employees and consultants as it expands its operations. A portion of the increase is also due to the 13 month period in 2007.

Other Significant Operating Expenses

Legal and professional fees increased by $755,122 to $1,011,531 in 2007 from $256,409 in 2006. The audit, accounting and legal costs of restating the Company’s financial statements were approximately $200,000 in 2007. As a US registrant, the Company incurred incremental consulting and audit costs in fiscal 2007 of approximately $175,000 related to the internal control over financial reporting provisions of the Sarbanes-Oxley Act. These costs are expected to decrease in fiscal 2008. Legal and audit fees have increased due to the expansion of the scope and complexity of the Company’s activities.

Public, government and investor relations expenses increased by $307,704 to $939,768 in 2007 from $632,064 in 2006. The Company significantly increased its Slovakian costs to further the development of its projects. These costs are expected to increase in the future as the Company accelerates its development activities to bring its projects to production.

Property investigations and corporate development expenses increased by $629,616 to $874,476 in 2007 from $244,860 in 2006. The increase is due to the pursuit of an investment opportunity in Eastern Europe.

Administration expenses increased by $241,564 to $707,924 and travel expenses increased by $183,447 to $497,840 due to increases in costs for the Company’s head office and other costs to support the increased number of employees.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Statement of Loss Items

Interest income from the Company’s bank deposits and short-term investments increased to $1,770,080 from $1,043,765 in 2006. These interest-bearing assets were funded by the February 2006 private placement of $45,250,150. The accrual for interest on withholding taxes of $150,000 in 2006 was reversed in 2007, resulting in an income credit of $121,100 as the Company reached settlement with the Canada Revenue Agency (“CRA”). Foreign exchange losses were $31,866 in 2007 compared to $497,864 in 2006 as the Company incurred foreign exchange losses on its US Dollar denominated short-term investments in 2006. Recovery of a note receivable of $708,720 (US$600,000) in 2006 related to final settlement on a promissory note fully provided in 2001.

Deferred Reorganization Costs

In 2007 the Company announced it will seek shareholder approval for the reorganization of its capital structure and separation of the ownership, management and financing of its uranium and precious metal assets. The Company filed an advance tax ruling with the CRA in June 2007. The Company expects to receive a CRA decision in early 2008. As at September 30, 2007, the Company has incurred legal and consulting costs of $108,793, which have been deferred on the balance sheet. Should the reorganization occur, the Company will incur significant professional fees to effect the reorganization.

Uranium Exploration Properties

Uranium exploration costs capitalized in the 13 months ended September 30, 2007 were $9,371,874 compared with $2,725,566 in the year ended August 31, 2006. The total uranium exploration property balance was $12,314,473 at September 30, 2007.

Expenditures on the Kuriskova property were $3,671,599 for the 13 month period in 2007 compared with $1,746,686 in the year ended August 31, 2006. Drilling and assay costs were $2,298,291 in fiscal 2007 compared with $1,175,077 in 2006. These costs related to approximately 6,000 metres drilled to September 30, 2007 of the Company’s 10,000-metre diamond drill program. The total cost of the Company’s 2007 airborne survey of $850,000 was apportioned between the Kuriskova and the other Slovakian uranium licences such that Kuriskova’s mapping and surveying costs were $604,337 in 2007. The Company’s actual expenditures were greater than those estimated in its May 16, 2006 prospectus due to both increases in drilling rates and number of metres drilled.

Other Slovakian uranium property costs capitalized for fiscal 2007 were $1,644,032 compared with $52,204 in 2006. The 2007 costs were mainly for the drill program for the Novoveska Huta property and the airborne survey.

In fiscal 2007 the Company capitalized costs of $4,056,243 to its USA uranium exploration properties compared with $926,676 in 2006. These costs are pursuant to the Sweetwater River Resources LLC option agreement. Personnel, geological consulting and travel costs and drilling and assay costs increased significantly as the Company commenced its drilling programs in 2007. Licence and permit costs increased to $898,942 in 2007 from $358,684 in 2006 as Sweetwater acquired new claims in Arizona and Wyoming.

Gold Exploration Properties

Gold property exploration costs capitalized in the 13 months ended September 30, 2007 were $6,953,242 compared with $4,356,558 for the 12 months ended August 31, 2006. The carrying value was $20,306,427 as at September 30, 2007.

Expenditures on the Kremnica gold property were $3,239,535 in 2007 compared with $3,893,679 in 2006. Drilling and assay costs in 2007 were $875,572 for exploration drilling of approximately 800 metres on Kremnica South. The costs of studies and evaluations were $530,352 in 2007 and primarily for the pre-feasibility study announced in May 2007.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Expenditures on Curraghinalt were $3,171,450 in 2007 compared with $315,768 in 2006. The 2007 amount includes $1,407,850 in acquisition costs. In February 2007, the Company renegotiated the purchase and sale agreement related to its wholly-owned subsidiary, Dalradian Gold Limited, which holds the Company’s Curraghinalt mineral exploration licences. The Company issued 500,000 common shares (fair value of $1,400,000) to Strongbow Exploration Inc. as consideration to terminate the Company’s remaining contingent common share and income tax benefit obligations to Strongbow. Drilling and assay costs were $833,670. The Company’s 2,395 metre infill drill program was completed, confirming that mineralization extends on strike.

Other Exploration Properties

Exploration costs capitalized for the 13 month period ended September 30, 2007 of $248,625 were for the Brehov property and were mainly for the cost of one drill hole.

In February 2007, the Company entered into an option agreement with New Cantech Ventures Inc. (“Cantech”) to dispose of an undivided 70% right, title and interest to certain of the Company’s claims in British Columbia, Canada. The Company received $25,000 and 50,000 common shares of Cantech for a total consideration of $71,000, of which $24,106 was credited against exploration property costs and $46,894 was included in income. To maintain its interest over a five year period, Cantech will issue and deliver 450,000 common shares of Cantech to the Company and incur exploration costs of $300,000. Upon completion of these terms, the Company may elect to enter into a joint venture with Cantech, take a 10% carried interest or take a 2% net smelter return royalty. Cantech has certain fixed price options to acquire the NSR from the Company.

Restricted Deposits and Asset Retirement Obligations

The Company’s asset retirement obligations were $985,692 as at September 30, 2007 with no prior year balance. In 2007 Sweetwater commenced exploration drilling on its properties in Arizona and Wyoming. The Company provided reclamation deposits of $926,559 (US$930,000) with USA Government agencies and assumed legal obligations for site restoration and clean-up costs. Settlement of these obligations is expected to occur in fiscal 2008 or 2009. Accordingly, the restricted deposits and asset retirement obligations have been presented as long-term assets and liabilities.

In Slovakia, the Company’s asset retirement obligation was $59,133 as at September 30, 2007. This obligation is attached to the Kremnica gold property mining licence. The primary obligation is for the restoration of the previously-mined open pit. Based on the Company’s mine development plans, settlement of this liability is expected to occur in 2022. The total undiscounted amount of estimated cash flows to settle the obligation is estimated to be $911,000. This amount was discounted at a credit-adjusted risk-free rate of 20% to estimate the fair value of $59,133.

Working Capital

Working capital decreased to $30,632,888 as at September 30, 2007 from $42,113,396 as at August 31, 2006. The $11,480,508 decrease was mainly due to cash used for operations of $3,917,959 and exploration property investing activities of $12,603,737, offset by proceeds from the exercise of warrants and stock options of $7,360,926. Marketable securities increased by $378,743 primarily as a result of the reclassification of common shares of Condor Resources PLC from a long-term investment. Other receivables and payables increased in line with the general increase in expenditures.

Shareholders’ Equity

Shareholders’ equity increased by $5,073,143 to $64,582,260 as at September 30, 2007 as compared with $59,509,117 as at August 31, 2006. Share capital increased by $11,725,514 as a result of the exercise of 7,088,923 warrants and 2,462,672 stock options and the issuance of 500,000 common shares for an exploration property as described above. Share purchase warrants outstanding decreased to 608,537 as at September 30, 2007 from 7,697,460 as at August 31, 2006 due to exercises in 2007. Stock options outstanding decreased to 6,671,666 as at September 30, 2007 from 8,105,001 as at August 31, 2006. Stock option grants in 2007 of 2,245,000 were offset by exercises of 2,462,672 such that forfeitures of 1,215,663 substantially accounted for the decrease in options outstanding. Accumulated other comprehensive income was $125,671 as at September 30, 2007 compared with $nil at August 31, 2006.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Effective September 1, 2006, the Company prospectively adopted three new accounting standards related to financial instruments with no restatement of prior period financial statements. The accumulated other comprehensive income balance represents unrealized gains on the Company’s marketable securities and long-term investment.

	Common Shares Outstanding	Stock Options Outstanding	Warrants Outstanding	Share Capital $

Balance, September 30, 2007	121,982,858	6,671,666	608,537	107,058,861

Stock options granted	—	180,000	—	—
Stock options exercised	275,000	(275,000)	—	427,085
Stock options forfeited	—	(25,000)	—	—
Warrants exercised	—	—	—	—

Balance, January 25, 2008	122,257,858	6,551,666	608,537	107,485,946

COMPARISON OF THE FOUR MONTHS ENDED SEPTEMBER 30, 2007 WITH THE THREE MONTHS ENDED AUGUST 31, 2006

	Four Months Ended September 30, 2007 $	Three Months Ended May 31, 2007 $	Three Months Ended February 28, 2007 $	Three Months Ended November 30, 2006 $

Total assets	68,738,416	66,054,804	63,757,624	62,767,965
Exploration properties	33,153,831	24,921,048	22,970,267	19,684,603
Working capital	30,632,888	38,737,425	38,060,898	39,617,728
Shareholders’ equity	64,582,260	64,313,001	62,201,922	60,492,039
Net loss	(2,717,954)	(1,605,796)	(1,629,749)	(1,325,472)
Loss per share	(0.02)	(0.01)	(0.02)	(0.01)

	Three Months Ended August 31, 2006 $	Three Months Ended May 31, 2006 $	Three Months Ended February 28, 2006 $	Three Months Ended November 30, 2005 $

Total assets	61,105,539	60,593,915	59,888,796	17,761,426
Exploration properties	16,580,090	13,659,438	11,422,406	10,551,093
Working capital	42,113,396	45,764,595	47,135,246	6,026,757
Shareholders’ equity	59,509,117	59,887,516	59,250,670	17,260,800
Net loss	(1,064,926)	(6,721,718)	(886,581)	(36,178)
Loss per share	(0.00)	(0.09)	(0.01)	(0.00)

For the four months ended September 30, 2007, the Company incurred a net loss of $2,717,954 or $0.02 per share, compared with a net loss of $1,064,926 or $0.00 per share for the three months ended August 31, 2006. Operating expenses increased by $1,649,789 to $3,192,183 in 2007 from $1,542,394 in 2006. The operating expense increase was partially due to the four month period in 2007 compared with the three month period in 2006. As discussed above, the Company’s cost base increased as it expanded its activities and scope of operations. Other items netted to income of $474,229 in 2007 compared with income of $477,468 in 2006.

Exploration property costs capitalized were $8,768,296 in the four month period ended September 30, 2007 compared with $7,805,445 for the nine months ended May 31, 2007 as the Company significantly increased its summer uranium drilling programs in Slovakia and the USA. The most significant costs incurred in the four months ended September 30, 2007 were $3,870,290 for the Kuriskova and Novoveska

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

properties in Slovakia and $2,999,632 for USA uranium properties pursuant to the Sweetwater option agreement. The Company also posted restricted deposits of US$930,000 for its USA uranium drilling activities.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash and short-term investments decreased in 2007 by $10,438,647 to $32,413,085 as at September 30, 2007. Cash flows used in operating activities were $3,917,959 in 2007 compared with $2,544,576 in 2006. Cash flow from operations in 2006 includes a one-time cash receipt item of $708,720 from the recovery of a note receivable previously fully provided for in 2001.

Cash flows provided by investing activities were $28,314,068 in 2007 compared with use of cash of $48,487,955 in 2006. Net redemption of short-term investments provided $42,188,280 compared with the net acquisition of short-term investments of the same amount in 2006. To comply with the requirements of the United States Investment Company Act, the Company amended its investment policy in April 2007 such that the Company only invests in high interest bank accounts. Cash flows used in investing activities, exclusive of short-term investments, were $13,874,212 in 2007 compared with $6,299,675 in 2006. Exploration property expenditures used cash of $12,603,737 in 2007 compared with $6,107,608 in the prior year.

Cash flows from the issuance of share capital and warrants were $7,360,926 compared with $50,048,767 in 2006. The decrease was mainly due to private placement financings in the prior year.

Contractual Obligations and Contingencies

In August 2007, the Company terminated its head office lease and entered into a new five-year head office lease at new premises in Vancouver with annual and total commitments as follows:

Years Ending September 30,
2008 $	2009 $	2010 $	2011 $	2012 $	Total $

212,604	215,236	217,974	220,821	223,782	1,090,417

As at September 30, 2007, the expenditures to maintain the good standing of the Company’s exploration and development property licence and leases and exploration property agreements are estimated to be approximately $2,700,000 for fiscal 2008, $2,500,000 for fiscal 2009 and $2,250,000 for fiscal 2010. The Company believes that its working capital is sufficient to carry out its current exploration work programs and fund corporate overhead expenditures to the end of fiscal 2008.

Additional Financing

To date, the Company’s ongoing operations have been almost entirely financed by private placements and proceeds from exercises of warrants and stock options. Additional financing will be required to develop its uranium properties and build mines. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so in the future.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Certain directorship and senior management roles were contracted to companies owned and operated by directors and officers of the Company, namely the roles held by Messrs. Damien Reynolds and Hein Poulus, as directors, and Messrs. Garry Stock and Bob Nowell, as officers. These contracts were for fixed monthly amounts and bonuses. These professional fees were based on rates commensurate with the

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

costs of obtaining employee or director services. Consulting fees to companies controlled by directors decreased to $40,403 in 2007 from $491,000 in 2006 as Mr. Reynolds terminated his contract in October 2006. Consulting fees to companies controlled by officers decreased to $30,000 in 2007 from $187,000 in 2006 as the contracts with Messrs. Stock and Nowell terminated in March 2007 and July 2006, respectively. These amounts are presented within salaries and consulting fees.

Geological consulting fees of $91,558 to Longview Technical, a division of Longview Capital Partners Incorporated (“Longview”), were capitalized to exploration properties. Two directors of the Company, Mr. Hein Poulus and Mr. Ron Shorr, are also directors of Longview. These fees were based on Longview’s standard rates.

The Company’s solicitors are Stikeman Elliott LLP. A director, Mr. Hein Poulus, is a partner in the firm. Stikeman Elliott LLP’s fees are billed based on time spent by other Stikeman Elliott personnel on providing services to the Company. These fees were $351,292 in 2007 compared with $188,582 in 2006.

Cost reimbursements from companies with common directors and/or officers relate primarily to cost sharing arrangements with Longview. These amounts decreased to $109,796 in 2007 from $179,281 in 2006. The Company moved to its new office premises in October 2007 and it no longer shares office space with Longview.

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability or adverse governmental action. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

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

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Environment

Environmental legislation affects nearly all aspects of the Company’s operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages or the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. There can be no assurances that the Company will be at all times in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company’s operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental regulations. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial resources or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

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

Legal Proceedings

The nature of the Company’s business may subject it to numerous regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna, the US Dollar, the British Pound and the Euro.

In 2006 the Company incurred a foreign exchange loss of $497,864 mainly attributable to its US Dollar short-term investments. As at September 30, 2007, the Company had restricted deposits of US$930,000 and its cash balance included US$347,268. The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are incurred mainly in Canadian dollars.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit

The Company manages its credit risk through its counterparty ratings and credit limits. The Company is mainly exposed to credit risk on its bank accounts and its investment portfolio. There can be no assurance that the Company’s counterparties will not default on their obligations such that the Company will incur losses.

Interest Rate

The Company’s bank accounts earn interest income at variable rates while restricted deposits and short-term investments earn a fixed rate over less than a six-month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

CHANGES IN ACCOUNTING POLICIES

Adoption of New Accounting Standards

Effective September 1, 2006, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial instruments – recognition and measurement (CICA Handbook Section 3855) - In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Accounts payable and accruals are carried at cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of loss and deficit.

The Company has classified its short-term investments and restricted deposits as held for trading and therefore carries its investments at fair market value, with the unrealized gain or loss recorded in interest income. Prior to September 1, 2006, the Company’s investments in bankers acceptances (“BA”), bearer deposit notes (“BDN”) and commercial paper (“CP”) were recorded at face value less unamortized discount. This change in accounting policy had no material effect on the Company’s previous financial statements.

The Company has classified its marketable securities and long-term investment as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when they are sold. Previously, investments in public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy resulted in a $15,000 increase in the carrying value of marketable securities and a $479,915 increase in the carrying value of the long-term investment as at September 1, 2006, representing the aggregate cumulative unrealized gains at that time.

Comprehensive income (CICA Handbook Section 1530) - Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale, foreign exchange gains and losses on self-sustaining foreign operations and the effective portion of cash flow hedges, if any.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Hedges (CICA Handbook Section 3865) - The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company has not designated any hedging relationships.

New Accounting Standards to be Adopted

The Company has assessed new and revised accounting pronouncements that have been issued, but not yet effective, to determine those that may have a significant impact on the Company.

In fiscal 2008, the Company is required to adopt revised Accounting Changes (CICA Handbook Section 1506), which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company does not expect application of this revised standard to have a material impact on its consolidated financial statements.

In fiscal 2008, the Company will be required to adopt two new standards. Financial Instruments–Disclosures (CICA Handbook Section 3862) and Financial Instruments–Presentation (CICA Handbook Section 3863), will replace Financial Instruments–Disclosure and Presentation (CICA Handbook Section 3861). The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

In fiscal 2008, the Company will be required to adopt Capital Disclosures (CICA Handbook Section 1535), which will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As a part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be included in its Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the applicable time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

The Company conducted an evaluation, under the supervision and with the participation of management, including the CEO and CFO, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(b) of the Exchange Act. Based on that evaluation, and in light of the Company’s material weaknesses in internal control over financial reporting described below, the Company has concluded that its disclosure controls and procedures were not effective.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company assessed the effectiveness of our internal control over financial reporting as of September 30, 2007. In making this assessment, the Company used the criteria set forth in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process, management identified material weaknesses in internal control over financial reporting.

The SEC has defined a material weakness as a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.

Based on its assessment, management has concluded that, as of September 30, 2007, the Company did not maintain effective internal control over financial reporting due to material weaknesses described below.

The Company’s independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements, has issued an audit report on the Company’s internal control over financial reporting.

(a) Control Environment

The control environment influences the control consciousness of its people, and is the foundation of all other components of internal control over financial reporting. The Company’s control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, the Company: (i) did not effectively educate or communicate to all employees about the Code of Conduct or the Whistleblowing procedures; and (ii) did not have in its Slovakian subsidiaries consistent application of authorities over the acquisition, disposition, and use of the Company’s assets, including expenditures. None of these control deficiencies by themselves directly resulted in a material misstatement to the financial statements, however, deficiencies in the control environment are pervasive in nature and this material weakness was a contributing factor in other material weaknesses described below.

(b) Financial Reporting Close Process

The Company has limited accounting personnel with expertise in generally accepted accounting principles and regulatory financial reporting requirements to enable effective segregation of duties over the preparation of financial statements and related note disclosures and regulatory filings. This control deficiency, which is pervasive in impact, did not result in a material misstatement to the financial statements; however, there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis.

(c) Monitoring of Operations in Slovakia

The Company did not design and implement controls to communicate and monitor corporate strategy and objectives, or compliance with policies and procedures, including expenditure policies, at its operations in Slovakia. Specifically,

i.

Although the Company has the authority to nominate directors to the board of directors of its Slovakian subsidiaries, there is no representation by the members of the board of directors of the Company on the board of directors of the Slovakian subsidiaries.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

ii.

The Company’s Delegation of Authority Policy was not effectively communicated, and there was insufficient monitoring of expenditures by corporate head office, such that there were material disbursements of funds by the Slovakian subsidiaries which were not authorized by corporate head office as required.

iii.	The Company did not maintain effective communication with Slovakian management for the identification of transactions with potential financial reporting implications.

None of these control deficiencies by themselves directly resulted in a material misstatement to the financial statements. However, in combination with the control environment deficiencies, and due to the significance of the Slovakian operations to the Company’s financial statements, these deficiencies result in a reasonable possibility that a material misstatement of the annual financial statements would not be prevented or detected on a timely basis.

(d) Exploration Property Claims Tracking

The Company did not maintain effective controls over the monitoring of its ongoing requirements to maintain its interests in its exploration properties. Specifically, the Company relies on a third party to track its obligations as scheduled, based on the terms of its various exploration property licences and contractual agreements; however, the Company did not have monitoring controls to provide reasonable assurance that its employees, consultants and property agreement counterparties in fact complied with such obligations to ensure that exploration property titles remained in good standing. This control deficiency could result in the lapsing of title to exploration properties or violation of exploration property agreements which could materially impact the carrying value of exploration properties or required disclosure. This control deficiency did not result in a material misstatement to the financial statements, however, this deficiency results in a reasonable possibility that a material misstatement of the Company’s annual financial statements would not be prevented or detected on a timely basis.

(e) Fraud Risk Assessment

The Company did not conduct a comprehensive fraud risk assessment. Specifically, such an assessment would include a process to identify and evaluate the risk of fraud, including management override, that could result in misstatements to any account in the financial statements. This deficiency, which is pervasive in potential impact, did not result in a misstatement to the financial statements. However, in combination with the material weaknesses discussed above, this deficiency results in a reasonable possibility that a material misstatement to the annual financial statements would not be prevented or detected on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the four months ended September 30, 2007, the Company changed its internal control over financial reporting related to stock-based compensation to address certain control deficiencies that related to the restatement of its 2007 interim financial statements and its 2006, 2005 and 2004 annual financial statements. Specifically, the Company: (i) implemented a new accounting software package which allows the appropriate tracking of all relevant information related to option grants; and (ii) implemented detailed review procedures to monitor the accounting for stock-based compensation.

The Company is currently designing and implementing improved controls to address the material weakness described above. Since September 30, 2007, the Company has taken (and, in certain cases, is continuing to take) the following steps in an effort to enhance its overall internal control over financial reporting and to address the material weaknesses identified above. Specifically, the Company has or will undertake the following actions:

(a)	The Company has communicated the Code of Conduct and Whistleblowing program to all employees, including those in foreign subsidiaries.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

(b)

The Company has communicated its Delegation of Authority Policy to it Slovakian operations. The Company is in the process of making changes to the Board of Directors of its Slovakian subsidiaries. The Company is reviewing its internal controls over monitoring of and communication with its Slovakian operation and expects to implement changes in 2008.

(c)	The Company has implemented processes to monitor its compliance with its exploration property rights and obligations.

(d)	The Company will undertake a comprehensive fraud risk assessment in 2008.

OUTLOOK

The Company will continue to advance its highly prospective uranium and gold exploration properties in Europe and the USA.

The Company’s flagship uranium property, Kuriskova, is a high-grade underground uranium deposit that is the Company’s main priority. The Company plans call for an additional 9,000 metres of infill drilling to elevate the deposit from inferred to indicated category.

At Novoveska Huta, the Company is continuing the historic data verification process to enable the calculation of a NI 43-101 resource estimate in the second half of 2008. The Company has additional licences along the Kuriskova – Novoveska Huta trend in Slovakia. As a follow-up to its 16,000 kilometre airborne survey on its licences, the Company continues ground truthing to remove false anomalies and prioritize new targets for further exploration and potential drilling.

As follow-up to the May 2007 pre-feasibility study on the Kremnica gold property, the Company plans to complete its 62 drill-hole program for and its geotechnical, hydrological, metallurgical and geological studies. With additional infill drilling planned in 2008, the Company is targeting a new resource estimate in the second half of 2008 that will be suitable for a feasibility study.

In the United States, the Company has a pipeline of earlier-stage uranium projects in Wyoming, South Dakota and breccia pipe uranium targets in Arizona through its option agreement with Sweetwater. After more than 13,000 metres of rotary drilling on the Cyclone Rim Trend in Wyoming, the Company plans additional drilling to further identify the trend of this roll front type of uranium deposit. The Company will also re-evaluate its drilling program in Arizona. The Company expects to complete the Sweetwater Buyout in early 2008 to take a 100% interest in the Sweetwater properties.

At the Curraghinalt deposit in Northern Ireland the Company has expanded its high-grade quartz-vein gold deposit by increasing its resource from 262,000 inferred ounces to 250,000 indicated and 350,000 inferred ounces. The Curraghinalt deposit continues to show enormous potential for further expansion. The Company expects to initiate a new step-out and infill program to further expand and upgrade the resource in 2008.

In 2008, the Company will also continue to pursue the previously disclosed reorganization of its capital structure and separation of the ownership, management and financing of its uranium and precious metals assets. The reorganization remains subject to a favourable tax ruling from the Canadian Revenue Agency (CRA), regulatory and court approvals, as well as approval of the transactions by shareholders at an extraordinary special meeting and subject to the new gold company being accepted for listing on a stock exchange.

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

This management’s discussion and analysis contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words: “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of management’s discussion and analysis. These forward-looking statements include but are not limited to, statements concerning the Company’s:

•	strategies and objectives;

•	interest and other expenses;

•	tax position and tax rates;

•	political unrest or instability in foreign countries and its impact on foreign assets;

•

the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of, the necessary permits and other authorizations required for exploration properties;

•	estimates of the quantity and quality of mineral resources;

•	planned capital expenditures and estimates of reclamation and other costs related to environmental protection;

•	future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

•	financial and operating objectives;

•	exploration, environmental, health and safety initiatives;

•	availability of qualified employees for operations; and

•	outcome of legal proceedings and other disputes.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including risks that may affect operating or capital plans. This includes risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with performance by contractual counterparties; risks associated with title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this management’s discussion and analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	interest rates and foreign exchange rates;

•	the supply and demand for, deliveries of, and the level and volatility of prices of uranium and gold;

•	the timing of the receipt of regulatory and governmental approvals for development projects and other operations;

TOURNIGAN GOLD CORPORATION
2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	the availability of financing for development projects on reasonable terms;

•	costs of production and production and productivity levels, as well as those of competitors;

•	the ability to secure adequate transportation for products;

•	the ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

•	the ability to attract and retain skilled staff;

•	the impact of changes in foreign exchange rates on costs and results;

•	engineering and construction timetables and capital costs for development and expansion projects;

•	costs of closure of various operations;

•	market competition;

•	the accuracy of reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

•	tax benefits and tax rates;

•	the resolution of environmental and other proceedings or disputes; and

•	ongoing relations with employees and with business partners and joint venturers.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this management’s discussion and analysis. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

CAUTIONARY NOTES TO US INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

Measured and Indicated Resources

This management discussion and analysis uses the terms “measured and indicated resources”. The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not “mineral reserves” do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

This management discussion and analysis uses the term “inferred resources”. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

For the 13 months ended September 30, 2007, and the years ended August 31, 2006 and 2005

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements. The Company changed its year end to September 30 from August 31, effective September 30, 2007.

Management, under the supervision of and the participation of the President & Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as CEO and CFO, will certify our annual filings with CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors. The Audit Committee reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of September 30, 2007 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of September 30, 2007, the Company did not maintain effective internal control over financial reporting due to material weaknesses described in its MD&A dated January 25, 2008.

KPMG LLP, our auditors, has audited management’s assessment of the effectiveness of our internal control over financial reporting as of September 30, 2007, as stated in their report which appears herein.

/s/ “James Walchuck”	/s/ “Hans Retterath”

James A. Walchuck	J. Hans Retterath
President & Chief Executive Officer	Chief Financial Officer

January 25, 2008

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Internet	www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tournigan Gold Corporation

We have audited the accompanying consolidated balance sheet of Tournigan Gold Corporation (“the Company”) as of September 30, 2007 and the related consolidated statements of loss and deficit, comprehensive loss and cash flows for the thirteen-month period ended September 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. We also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2007 and the results of its operations and its cash flows for the thirteen-month period ended September 30, 2007 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 25, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

The comparative figures for August 31, 2006 were reported on by another firm of chartered accountants who exercised an opinion without reservation in their report dated December 5, 2006, except as to Note 3 which is as of January 17, 2008.

Chartered Accountants

Vancouver, Canada

January 25, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tournigan Gold Corporation

We have audited Tournigan Gold Corporation’s (“the Company”)’s internal control over financial reporting as of September 30, 2007, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Control Environment

The control environment influences the control consciousness of its people, and is the foundation of all other components of internal control over financial reporting. The Company’s control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, the Company (i) did not effectively educate or communicate to all employees about the Code of Conduct or the Whistleblowing procedures and (ii) did not have in its Slovakian subsidiary consistent application of authorities over the acquisition, disposition, and use of the Company’s assets, including expenditures. None of these control deficiencies by themselves directly resulted in a material misstatement to the financial statements, however, deficiencies in the control environment are pervasive in nature and this material weakness was a contributing factor in other material weaknesses described below.

Financial Reporting Close Process

The Company has limited accounting personnel with expertise in generally accepted accounting principles and regulatory financial reporting requirements to enable effective segregation of duties over the preparation of financial statements and related note disclosures and regulatory filings. This control deficiency, which is pervasive in impact, did not result in a material misstatement to the financial statements; however, there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis.

Monitoring of Operations in Slovakia

The Company did not design and implement controls to communicate and monitor corporate strategy and objectives, or compliance with policies and procedures, including expenditure policies, at its operations in Slovakia. Specifically,

i.

Although the Company has the authority to nominate directors to the Board of Directors of the Slovakian subsidiary, there is no representation by the members of the Board of Directors of the Company on the Board of Directors of the Slovakian subsidiaries.

ii.

The Company’s Delegation of Authority was not effectively communicated, and there was insufficient monitoring of expenditures by Corporate Office, such that there were material disbursements of funds by the Slovakian subsidiary which were not authorized by Corporate Office as required.

iii.	The Company did not maintain effective communication with Slovakian management for the identification of transactions with potential financial reporting implications.

None of these control deficiencies by themselves directly resulted in a material misstatement to the financial statements. However, in combination with the Control Environment deficiencies, and due to the significance of the Slovakian operations to the Company’s financial statements, these deficiencies result in a reasonable possibility that a material misstatement of the annual financial statements would not be prevented or detected on a timely basis.

Exploration Property Claims Tracking

The Company did not maintain effective controls over the monitoring of its ongoing requirements to maintain its interests in its exploration properties. Specifically, the Company relies on a third party to track its obligations as scheduled based on the terms of its various exploration property licences and contractual agreements; however, the Company did not have monitoring controls to provide reasonable assurance that its employees, consultants and property agreement counterparties in fact complied with such obligations to ensure that exploration property titles remained in good standing. This control deficiency could result in the lapsing of title to exploration properties or violation of exploration property agreements which could materially impact the carrying value of exploration properties or required disclosure. This control deficiency did not result in a material misstatement to the financial statements, however, this deficiency results in a reasonable possibility that a material misstatement of our annual financial statements would not be prevented or detected on a timely basis.

Fraud Risk Assessment

The Company did not conduct a comprehensive fraud risk assessment. Specifically, such an assessment would include a process to identify and evaluate the risk of fraud, including management override, that could result in misstatements to any account in the financial statements. This deficiency, which is pervasive in potential impact, did not result in a misstatement to the financial statements, however, in combination with the material weaknesses discussed above, this deficiency results in a reasonable possibility that a material misstatement to the annual financial statements would not be prevented or detected on a timely basis.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of September 30, 2007, and the related consolidated statements of loss and deficit, comprehensive income and cash flows for the thirteen-month period ended September 30, 2007. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and this report does not affect our report dated January 25, 2008, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after September 30, 2007, relative to the aforementioned material weakness in internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

January 25, 2008

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

Consolidated Balance Sheets
(expressed in Canadian dollars)

	September 30, 2007 $	August 31, 2006 $
ASSETS

Current
Cash	32,413,085	663,452
Short-term investments (Note 3)	—	42,188,280
Other receivables (Note 14)	790,452	481,756
Marketable securities (Note 4)	408,743	30,000
Prepaid expenses and deposits	191,072	444,599

	33,803,352	43,808,087
Restricted Deposits (Note 8)	926,559	—
Long-Term Investments (Note 4)	—	200,000
Property and Equipment (Note 7)	745,881	517,362
Exploration Properties (Note 6)	33,153,831	16,580,090
Deferred Reorganization Costs (Note 2)	108,793	—

	68,738,416	61,105,539

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued expenses (Note 14)	3,170,464	1,596,422

Asset Retirement Obligations (Note 8)	985,692	—

Shareholders’ Equity
Share Capital (Note 9)	107,058,860	95,333,346
Contributed Surplus (Note 10)	7,826,366	7,325,437
Accumulated Other Comprehensive Income (Note 11)	125,671	—
Deficit	(50,428,637)	(43,149,666)

	64,582,260	59,509,117

	68,738,416	61,105,539

Subsequent Events (Note 18)

On behalf of the Board:

/s/ “Michael Hopley”	/s/ “James Walchuck”

Michael Hopley, Director	James Walchuck, Director

See accompanying notes to the consolidated financial statements.

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

Consolidated Statements of Loss and Deficit
(expressed in Canadian dollars)

	13 Months Ended September 30, 2007 $	Years Ended

		August 31, 2006 $	August 31, 2005 $
OPERATING EXPENSES

Stock-based compensation (Note 12)	2,813,566	5,897,584	511,619
Salaries and consulting fees	2,230,074	1,867,502	681,349
Legal and professional fees	1,011,531	256,409	316,091
Public, government and investor relations	939,768	632,064	625,129
Property investigations and corporate development	874,476	244,860	29,213
Administration	707,924	466,360	328,285
Travel	497,840	314,393	377,156
Regulatory fees	111,819	41,169	78,866
Interest and bank charges	13,589	10,341	47,724

	(9,200,587)	(9,730,682)	(2,995,432)

OTHER ITEMS

Interest income	1,770,080	1,043,765	64,749
Interest on withholding taxes	121,100	(150,000)	—
Exploration property option income	46,894	—	—
Gain on sale of marketable securities	17,156	—	—
Foreign exchange loss	(31,866)	(497,864)	(14,805)
Loss on disposal of property and equipment	(1,748)	(28,675)	—
Recovery of note receivable (Note 5)	—	708,720	—
Write-down of exploration properties	—	(54,667)	—
Write-down of marketable securities	—	—	(22,500)

	1,921,616	1,021,279	27,444

Net Loss	(7,278,971)	(8,709,403)	(2,967,988)

Deficit, Beginning of Year	(43,149,666)	(34,440,263)	(31,472,275)

Deficit, End of Year	(50,428,637)	(43,149,666)	(34,440,263)

Basic and Diluted Loss Per Share	($0.06)	($0.10)	($0.05)

Weighted Average Number of Outstanding Shares	115,491,071	86,999,112	59,225,546

See accompanying notes to the consolidated financial statements.

TOURNIGAN GOLD CORPORATION (a development stage company)
 2007 ANNUAL REPORT

Consolidated Statement of Comprehensive Loss
(Expressed in Canadian dollars)

13 Months Ended September 30, 2007 $

Net loss for the period	(7,278,971)
Unrealized gains and (losses) on available-for-sale financial assets arising during the period (Note 11)	(363,900)
Reclassification adjustment for gains included in net loss (Note 11)	(5,344)

Comprehensive loss for the period	(7,648,215)

See accompanying notes to the consolidated financial statements.

TOURNIGAN GOLD CORPORATION (a development stage company)
 2007 ANNUAL REPORT

Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	13 Months Ended	Years Ended
	September 30, 2007 $	August 31, 2006 $	August 31, 2005 $

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(7,278,971)	(8,709,403)	(2,967,988)
Items not affecting cash:
Stock-based compensation expense	2,813,566	5,897,584	511,619
Amortization and loss on disposal of property and equipment	68,091	52,102	31,460
Exploration property option income	(46,894)	—	—
Gain on sale of marketable securities	(17,156)	—	—
Write-down of exploration properties	—	54,667	—
Write-down of marketable securities	—	—	22,500

	(4,461,364)	(2,705,050)	(2,402,409)
Net changes in operating balances:
Other receivables	(55,351)	(20,315)	2,051
Prepaid expenses and deposits	70,514	(169,383)	7,691
Accounts payable and accrued expenses	528,242	350,172	(223,584)
Loan receivable	—	—	50,958

	(3,917,959)	(2,544,576)	(2,565,293)

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments, net	42,188,280	(42,188,280)	—
Exploration property expenditures	(12,603,737)	(6,107,608)	(3,443,302)
Restricted deposits	(989,730)	—	—
Purchase of property and equipment	(351,716)	(192,067)	(39,884)
Proceeds on sale of marketable securities	45,971	—	—
Exploration property receipts	25,000	—	—
Purchase of marketable securities	—	—	(52,500)

	28,314,068	(48,487,955)	(3,535,686)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital, net of issue costs	7,360,926	50,048,767	3,958,104
Deferred reorganization costs	(7,402)	—	—

	7,353,524	50,048,767	3,958,104

Increase (decrease) in cash during the year	31,749,633	(983,764)	(2,142,875)
Cash, beginning of year	663,452	1,647,216	3,790,091

Cash, end of year	32,413,085	663,452	1,647,216

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for interest	13,589	4,142	38,453
Cash paid during the year for income taxes	—	—	—

NON-CASH INVESTING AND FINANCING ACTIVITIES (Note 13)

See accompanying notes to the consolidated financial statements.

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation (“the Company”) is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. On December 3, 2002, the Company continued its incorporating jurisdiction from British Columbia, Canada to Yukon, Canada and changed its name from Tournigan Ventures Corporation to Tournigan Gold Corporation. The Company’s principal business activity is the sourcing, exploration and development of mineral properties. To date the Company has not recorded any significant revenues.

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

b)	Cash - Cash consists of cash and demand deposits.

c)

Financial instruments - Effective September 1, 2006, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

i)

Financial instruments – recognition and measurement (CICA Handbook Section 3855) - In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities, other than those held for trading, are measured at amortized cost. Accounts payable and accruals are carried at cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of loss and deficit.

The Company has classified its short-term investments and restricted deposits as held for trading and therefore carries its investments at fair market value, with the unrealized gain or loss recorded in interest income. Prior to September 1, 2006, the Company’s investments in bankers acceptances (“BA”), bearer deposit notes (“BDN”) and commercial paper (“CP”) were recorded at face value less unamortized discount. This change in accounting policy had no material effect on the Company’s previous financial statements.

The Company has classified its marketable securities and long-term investment as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when they are sold. Previously, investments in public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy resulted in a $15,000 increase in the carrying value of marketable securities and a $479,915 increase in the carrying value of the long-term investment as at September 1, 2006, representing the aggregate cumulative unrealized gains at that time as disclosed in Note 11.

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

ii)

Comprehensive income (CICA Handbook Section 1530) - Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale, foreign exchange gains and losses on self-sustaining foreign operations and the effective portion of cash flow hedges, if any. The components of accumulated other comprehensive income for the thirteen months ended September 30, 2007 are disclosed in Note 11.

iii)

Hedges (CICA Handbook Section 3865) - The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company has not designated any hedging relationships.

d)

Deferred reorganization costs – In 2007 the Company announced it will seek shareholder approval for the reorganization of its capital structure and separation of the ownership, management and financing of its uranium and precious metal assets. Direct and incremental costs incurred in connection with the proposed reorganization have been deferred and are presented as a non-current deferred charge. If completion of the reorganization is considered to be less likely than not, such costs will be expensed. Upon completion of the transaction, deferred costs (net of tax) will be charged to share capital.

e)

Exploration properties - The Company capitalizes acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. Exploration costs include allocated salary and stock-based compensation costs. Under Canadian generally accepted accounting principles, the Company is not precluded from considering exploration costs to have the characteristics of property, plant and equipment even when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Property option payments receivable by the Company are credited against mineral property costs when received. The excess of property option payments receivable by the Company over the related exploration property balance are included in income when received. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves.

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

f)

Property and equipment - Property and equipment are recorded at cost and are amortized over their estimated useful lives, which are up to 40 years for buildings, four years for vehicles, five years for office furniture, computers and electronic equipment, two years for software and eight years for other items. The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset exceeds the estimate of undiscounted future cash flows from the asset. At that time, the carrying amount is written down to fair value.

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

g)

Stock-based compensation - The Company has a stock option plan, which is described in Note 12. Employee and director stock options are measured at their fair value on the grant date and recognized over the vesting period. Non-employee stock options are measured at their fair value on date of vesting. Prior to vesting, non-employee stock options are recognized based on the service provided to the reporting date and at their then-current fair values. The cost of stock options is presented as compensation expense or exploration property costs. Agents’ warrants issued in connection with common share placements are recorded at their fair value on the date of issue as share issuance costs. On the exercise of stock options and agents’ warrants, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

h)

Translation of foreign currencies – The Company’s functional currency is considered to be the Canadian dollar. The Company’s subsidiaries are integrated foreign operations which are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and loses are reflected in the consolidated statements of loss and deficit.

i)

Earnings per share - Basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year. The Company computes fully-diluted loss per share using the treasury stock method for all periods presented. The effect of warrants and options is anti-dilutive such that fully diluted loss per share information has not been presented.

j)

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

k)

Financial instruments - disclosures - The Company’s financial instruments consist of cash, short-term investments, other receivables, marketable securities, restricted deposits, long-term investments and accounts payable and accrued expenses. The carrying values of other receivables and accounts payable and accrued expenses approximate their fair values due to their short maturities.

l)

Measurement uncertainly - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses for the period. The more significant areas requiring the use of estimates include exploration properties, impairment of long-lived assets, asset retirement obligations, income taxes, stock-based compensation and contingencies. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

m)

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

n)

Comparative figures - Certain of the prior year figures have been reclassified to conform to the current year’s presentation. Such reclassification is for presentation purposes only and has no effect on previously-reported results.

o)

Recently released Canadian accounting standards – The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

i)

In fiscal 2008, the Company is required to adopt revised Accounting Changes (CICA Handbook Section 1506), which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company does not expect application of this revised standard to have a material impact on its consolidated financial statements.

ii)

In fiscal 2008, the Company will be required to adopt two new standards. Financial Instruments–Disclosures (CICA Handbook Section 3862) and Financial Instruments–Presentation (CICA Handbook Section 3863) will replace Financial Instruments–Disclosure and Presentation (CICA Handbook Section 3861). The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

iii)

In fiscal 2008, the Company will be required to adopt Capital Disclosures (CICA Handbook Section 1535), which will require companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

iv)

In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As a part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

3. SHORT-TERM INVESTMENTS

Description	2006 Maturity	Quantity		August 31, 2006 Carrying Value $

Canadian Dollar
FirstBank BA	September		$5,638,000	5,632,809
CIBC BA	September		1,212,000	1,209,876
Royal Bank BA	September		5,100,000	5,090,952
FirstBank BA	October		10,282,000	10,224,398
Bank of Nova Scotia BA	November		4,333,000	4,297,143
Bank of Montreal BDN	December		10,000,000	9,883,004

			$36,565,000	36,338,182
US Dollar
General Electric Capital CP	September	US$	727,000	802,121
General Electric Capital CP	October		1,524,000	1,674,755
General Electric Capital CP	October		3,076,000	3,373,222

		US$	5,327,000	5,850,098

				42,188,280

The fair value of short-term investments as at August 31, 2006 was $42,173,135.

4. MARKETABLE SECURITIES

	Market value September 30, 2007 $	Cost August 31, 2006 $

Condor Resources PLC	362,587	—
New Cantech Ventures Inc. (Note 6 (c))	17,000	—
Sunrise Minerals Inc.	16,450	30,000
Finavera Renewables Inc.	12,706	—

Total	408,743	30,000

As at August 31, 2006, Condor Resources PLC was presented as a long-term investment at cost of $200,000 (market value - $679,915).

The Company acquired 150,000 common shares of Sunrise Minerals Inc., a company with a common director. In fiscal 2005, the shares were written-down to their market value of $30,000. As at August 31, 2006, the market value of the shares was $45,000.

5. RECOVERY OF NOTE RECEIVABLE

In November 2005, the Company recovered $708,720 (US$600,000) as final settlement of a US$750,000 note receivable that had been fully provided for in 2001.

TOURNIGAN GOLD CORPORATION (a development stage company)
 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

6. EXPLORATION PROPERTIES

	Uranium			Gold			Other

2007	Slovakia Kuriskova $	Slovakia Other $	United States $	Slovakia Kremnica $	N. Ireland Curraghinalt $	USA Nevada $	Gold, VMS $	Total $

Balance, beginning of year	1,760,032	54,977	1,127,590	6,679,954	6,526,120	147,111	284,306	16,580,090

Acquisition costs	—	—	28,077	—	1,407,850	—	38,853	1,474,780
Option income	—	—	—	—	—	—	(24,106)	(24,106)

Exploration costs:
Licence and permits	6,548	13,947	898,942	27,085	127,137	9,655	11,565	1,094,879
Mapping and surveying	604,337	587,796	83,681	2,721	11,597	10,027	6,931	1,307,090
Drilling and assays	2,298,291	749,028	845,226	875,572	833,670	227,924	151,514	5,981,225
Office and field	12,671	23,046	809	295,046	79,261	935	879	412,647
Personnel, geological consulting and travel	315,839	180,540	1,170,358	818,170	416,694	288,772	34,391	3,224,764
Stock-based compensation	124,155	—	39,420	302,056	152,904	4,944	28,470	651,949
Socio-environmental	178,541	65,098	—	328,410	5,671	—	—	577,720
Studies and evalutions	131,217	24,577	—	530,352	136,666	—	128	822,940
Asset retirement obligation cost	—	—	989,730	60,123	—	—	—	1,049,853

Total costs incurred	3,671,599	1,644,032	4,056,243	3,239,535	3,171,450	542,257	248,625	16,573,741

Balance, end of year	5,431,631	1,699,009	5,183,833	9,919,489	9,697,570	689,368	532,931	33,153,831

	Uranium			Gold			Other

2006	Slovakia Kuriskova $	Slovakia Other $	United States $	Slovakia Kremnica $	N. Ireland Curraghinalt $	USA Nevada $	Gold, VMS $	Total $

Balance, beginning of year	13,346	2,773	200,914	2,786,275	6,210,352	—	224,958	9,438,618

Acquisition costs	—	—	87,000	—	—	39,606	—	126,606

Exploration costs:
Licence and permits	—	—	358,684	—	—	28,076	75,465	462,225
Mapping and surveying	24,746	14,988	4,093	12,007	7,875	—	—	63,709
Drilling and assays	1,175,077	—	15,989	1,001,482	155,128	—	1,722	2,349,398
Office and field	18,721	3,747	70,487	161,152	8,944	15,926	23,261	302,238
Personnel, geological consulting and travel	125,912	33,469	296,269	759,644	78,767	61,205	13,567	1,368,833
Stock-based compensation	274,481	—	94,154	568,799	46,379	2,298	—	986,111
Public and government relations	34,442	—	—	209,047	—	—	—	243,489
Socio-environmental	7,681	—	—	413,873	—	—	—	421,554
Studies and evalutions	85,626	—	—	767,675	18,675	—	—	871,976

Total costs incurred	1,746,686	52,204	926,676	3,893,679	315,768	147,111	114,015	7,196,139

Write-down	—	—	—	—	—	—	(54,667)	(54,667)

Balance, end of year	1,760,032	54,977	1,127,590	6,679,954	6,526,120	147,111	284,306	16,580,090

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

6. EXPLORATION PROPERTIES (cont’d)

a)	Uranium

i)     Slovakia – Kuriskova (formerly “Jahodna”) - On June 7, 2005, the Company acquired a 100% interest in the Kuriskova uranium property located in eastern Slovakia. The property is located within the Cermel exploration licence, which expires in April 2009 with Company renewal options. Licence fees and work commitments are up to approximately $44,000 per annum.

ii)    Slovakia - Other - In June 2005, the Company acquired 100% interests in the Novoveska Huta and the Svabovce and Spissky Stiavnik uranium properties, all located in eastern Slovakia. Past production was recorded on each of these properties. The Novoveska Huta property is included within the Spisska Nova Ves mining and exploration licence. The Svabovce and Spissky Stiavnick uranium properties are included within the Spisska Teplica exploration licence. Both the Spisska Nova Ves and Spisska Teplica exploration licences expire in May 2009, with Company renewal options. In August 2006, the Company acquired a 100% interest in the Kluknava licence, also in eastern Slovakia, which expires in August 2010 with Company renewal options. Aggregate licence fees and work commitments for these other Slovakian uranium properties are up to approximately $92,000 per annum.

iii)  U.S.A. - In June, 2005, the Company entered into an option agreement with Sweetwater River Resources LLC (“Sweetwater”) to acquire up to a 100% interest in Sweetwater’s Wyoming uranium properties and additional properties acquired by Sweetwater subject to the Company’s pre-approval.

The Company paid US$140,000 and issued 200,000 common shares to Sweetwater, and is required to make anniversary payments of US$25,000 (paid), US$50,000 (unpaid), and US$50,000 at the end of the first, second, and third years respectively, to earn an 85% interest in the claims. The Company would then have the right to purchase the remaining 15% interest in the claims by making a payment to Sweetwater in cash or shares, based on an independent valuation. Subsequent to year end, the Company entered into an agreement with Sweetwater to acquire 100 per cent ownership (Note 18).

The Wyoming uranium mining claims portfolio consists of six groups totalling 1,481 claims on 30,597 acres and two leases on 239 acres within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts. The South Dakota uranium mining claims consists of 256 claims on 5,289 acres in the Southern Black Hills district. The Arizona uranium mining claims consist of 618 claims on 12,768 acres and 37 leases on 7,853 acres. Annual Sweetwater claim fees are approximately $375,000.

b)	Gold

i)     Slovakia - Kremnica - The Company has a 100% interest in the Kremnica property in central Slovakia. The property is comprised of the Kremnica mining licence, which expires in June 2009, and also the Lutila and Vyhne exploration licences, which expire in March 2008 and February 2009, respectively, with Company renewal options. Aggregate licence fees and work commitments are up to approximately $91,000 per annum.

ii)    Northern Ireland - Curraghinalt - The Company holds a 100% interest in the Curraghinalt gold property. The property is located on two adjoining exploration licences in County Tyrone, Northern Ireland, which expire in January 2010 with Company renewal options. The Company acquired the property through the acquisition of Ulster Minerals Limited, a Northern Ireland corporation, from Strongbow Exploration Inc. (“Strongbow”) in December 2004.

In February 2007, the Company negotiated an amendment of its purchase and sale agreement related to its mineral exploration licenses in Northern Ireland including the Curraghinalt gold property. Under the amended agreement, the Company issued 500,000 common shares (fair value $1,400,000)

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

6. EXPLORATION PROPERTIES (cont’d)

to Strongbow (Note 9) as consideration to terminate its remaining contingent share and income tax benefit obligations to Strongbow. The Company has a 2% net smelter return royalty obligation to Minco Plc. Aggregate licence and work commitments are up to approximately $1,550,000 per annum.

iii)     U.S.A. - Nevada - In June 2006 the Company entered into an earn-in agreement with AuEx Ventures Inc. (“AuEx”) over a portfolio of three gold and gold-silver exploration properties in Nevada, U.S.A. Pursuant to the agreement, the Company will be the operator. A Company related to AuEx provides project management services.

Under the terms of the earn-in agreement, the Company has an option to earn a 51% interest in the portfolio by spending US$1,000,000 in exploration on each property within five years. The Company paid AuEx US$35,000 on execution of the agreement and is required to fund a minimum aggregate US$100,000 of exploration in year one of the agreement, a minimum aggregate US$250,000 in year two, and a minimum of US$150,000 in year three. The Company incurred exploration costs of approximately US$300,000 in year one of the agreement.

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

i)       Brehov Precious Metals and VMS Property, Slovakia - On March 30, 2005, the Company completed an earn-in agreement with GEO-TECHNIC-Consulting spol. s.r.o. (“GTC”) through which it can acquire up to a 100% interest in the Brehov precious metals and VMS (volcanic hosted massive sulphide) property located in Slovakia. The Brehov property consists of an exploration licence under the earn-in agreement and also the surrounding Novosad exploration licence wholly-owned by the Company, which expires in June 2008 with Company renewal options. Aggregate Novosad licence and work commitments are up to approximately $27,000 per annum.

In 2005 the Company paid $5,000 and issued 50,000 common shares to GTC. Under the terms of the earn-in agreement, the Company earned a 35% interest in the first year of the agreement by incurring $25,000 in exploration expenditures, with GTC as the contractor. In the second year, the Company can increase its interest to 70% by paying $20,000 (paid) to GTC and incurring exploration expenditures of $50,000. The Company may purchase the remaining 30% by paying GTC cash or shares totalling $50,000 and by granting a 2% net smelter return royalty to GTC. The Company may purchase this royalty for $50,000 and the issuance of 50,000 common shares.

ii) Republic of Ireland - In 2006 the Company did not renew its Republic of Ireland licences and wrote off $54,667 in capitalized costs.

iii) Northern Ireland - The Company holds certain other exploration licences in Northern Ireland. Aggregate licence and work commitments are up to approximately $200,000 per annum.

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

6. EXPLORATION PROPERTIES (cont’d)

iv)      British Columbia, Canada - The Company holds a 100% interest in eight mineral claims in the Skeena Mining Division and four mining claims in the Omineca Mining Division. Licence fees and work commitments are up to approximately $14,000 per annum.

In February 2007, the Company entered into an option agreement with New Cantech Ventures Inc. (“Cantech”) to dispose of an undivided 70% right, title and interest to certain of the Company’s claims in British Columbia, Canada. The Company received $25,000 and 50,000 common shares of Cantech (Note 4) for a total consideration of $71,000, of which $24,106 was credited against exploration property costs and $46,894 was included in income. To maintain its interest over a five year period, Cantech is obligated to issue and deliver 450,000 common shares of Cantech to the Company and incur exploration costs of $300,000. Upon completion of these terms, the Company may either elect to enter into a joint venture with Cantech, take a 10% carried interest or take a 2% net smelter return royalty. Cantech has certain fixed price options to acquire the NSR from the Company.

7. PROPERTY AND EQUIPMENT

	September 30, 2007			August 31, 2006
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $

Land	47,833	—	47,833	47,833	—	47,833
Buildings	337,616	76,907	260,709	278,741	23,206	255,535
Computer and electronic
equipment	201,502	95,186	106,316	153,344	58,567	94,777
Vehicles	145,827	89,353	56,474	145,828	53,751	92,077
Office and field equipment	239,267	85,722	153,545	60,487	40,951	19,536
Software	92,132	13,443	78,689	10,516	2,912	7,604
Leasehold improvements	45,788	3,473	42,315	6,993	6,993	—

	1,109,965	364,084	745,881	703,742	186,380	517,362

8. ASSET RETIREMENT OBLIGATIONS AND RESTRICTED DEPOSITS

	September 30, 2007 $	August 31, 2006 $

Sweetwater uranium claims, USA	926,559	—
Kremnica mining licence, Slovakia	59,133	—

	985,692	—

The Sweetwater asset retirement obligations relate to legal obligations for site restoration and clean-up costs for exploration drilling activities in Arizona and Wyoming. Settlement of these obligations is expected to occur in either 2008 or 2009.

The Company has posted reclamation deposits with US Government agencies in the amount of $926,559 (US$930,000) that are legally restricted for the purpose of settling these obligations. These deposits mature prior to April 2008 and earn interest at 3.85%.

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

8. ASSET RETIREMENT OBLIGATIONS (cont’d)

The Kremnica mining licence asset retirement obligations relate to legal obligations for site restoration costs assumed with the acquisition of Kremnica Gold, a.s. The primary obligation is for the restoration of the previously-mined open pit. Based on the Company’s mine development plans, the Company estimates to settle this obligation in 2022. The total undiscounted amount of estimated cash flows to settle the obligation of $911,000 (SKK 21,800,000) was discounted at a credit-adjusted risk-free rate of 20% to estimate the fair value of $59,133.

9. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance. The issued common shares are as follows:

	13 Months Ended		Years Ended
	September 30, 2007		August 31, 2006		August 31, 2005
	Shares #	Amount $	Shares #	Amount $	Shares #	Amount $

Balance, beginning of period	111,931,263	95,333,346	67,826,513	46,579,969	50,456,653	40,543,641
Shares issued for cash and other:
Private placements	—	—	39,707,000	49,000,150	10,000,000	4,000,000
Options	2,462,672	5,646,586	4,096,500	3,604,415	649,445	226,099
Exploration properties	500,000	1,400,000	200,000	87,000	50,000	13,250
Financing fee	—	—	75,000	37,500	100,000	40,000
Warrants	7,088,923	4,678,928	26,250	15,972	6,570,415	1,916,979
Share issuance costs	—	—	—	(3,991,660)	—	(160,000)

Balance, end of period	121,982,858	107,058,860	111,931,263	95,333,346	67,826,513	46,579,969

a) Private placements

On February 22, 2006, the Company completed a brokered private placement of 31,207,000 special warrants at a price of $1.45 per special warrant, to raise gross proceeds of $45,250,150. On May 24, 2006, each special warrant was exchanged for one common share. A cash commission of $2,715,009 (6% of the gross proceeds) was paid to the underwriters. In addition, the underwriters received 936,210 agents’ warrants exercisable at $1.65 until February 22, 2008.

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

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

9. SHARE CAPITAL (cont’d)

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

b) Escrow shares - There were 9,375 common shares held in escrow for all periods presented.

c) Warrants - The Company has share purchase warrants outstanding as follows:

Exercise Price	Balance at August 31, 2006		Issued	(Exercised)	(Expired)	Balance at September 30, 2007		Expiry Date

$ 0.55	2,500,000	(1)	—	(2,500,000)	—	—		August 31, 2007
$ 0.55	2,500,000	(1)	—	(2,500,000)	—	—		September 8, 2007
$ 0.65	1,761,250	(1)	—	(1,761,250)	—	—		March 31, 2007
$ 1.65	936,210		—	(327,673)	—	608,537	(1)	February 22, 2008

	7,697,460		—	(7,088,923)	—	608,537

(1)	The Company may require these warrants to be exercised at any time.

The Company recognizes a share issuance cost for the fair value of agents’ warrants issued using the Black-Scholes pricing model. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. In the course of applying this model, management must make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. In the 13 month period ended September 30, 2007, no agents’ warrants were issued (year ended August 31, 2006 – 973,710). For purposes of the calculation, the following weighted-average assumptions were used:

Year Ended August 31, 2006

Risk-free interest rate	3.9%
Expected dividend yield	0%
Expected stock price volatility	88%
Expected life of warrants	2.0 years
Weighted average per share fair value of agents’ warrants granted in the year	$0.72

d) Shareholders’ rights plan

The directors of the Company approved the adoption of a shareholder rights plan, dated July 6, 2007, (the “Rights Plan”) that is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Although the Rights Plan took effect immediately, the Company must obtain shareholder approval at the next meeting of shareholders. The Rights Plan expires if shareholder ratification is not obtained by January 6, 2008 (Note 18).

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

10. CONTRIBUTED SURPLUS

The Company’s contributed surplus is comprised of the following:

	13 Months Ended September 30, 2007 $	Year Ended August 31, 2006 $

Balance, beginning of period	7,325,437	1,233,352
Stock-based compensation (Notes 9 and 12)	3,465,518	7,580,056
Stock options and agents’ warrants exercised	(2,964,589)	(1,487,971)

Balance, end of period	7,826,366	7,325,437

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

$

Balance, August 31, 2006	—
Adjustment for cumulative unrealized gains on available-for-sale investments at September 1, 2006 (Note 2)	494,915
Reclassification adjustment for gains included in net loss	(5,344)
Unrealized losses on available-for-sale investments	(363,900)

Balance, September 30, 2007	125,671

12. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

a) Description

On October 1, 2003, the Company adopted a rolling stock option plan applicable to directors, employees, and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. The exercise price of an option shall not be less than the discounted market price at the time of granting as prescribed by the policies of the TSX Venture Exchange. The maximum term of stock options is ten years from the grant date. Vesting terms are at the discretion of the directors.

b) Stock Option Continuity

A summary of the changes to the Company’s stock options is presented below:

	13 Months Ended		Years Ended
	September 30, 2007		August 31, 2006		August 31, 2005
	Options	Weighted Average Exercise Price $	Options	Weighted Average Exercise Price $	Options	Weighted Average Exercise Price $

Outstanding, beginning of year	8,105,001	1.28	5,235,555	0.40	2,925,000	0.33
Granted	2,245,000	3.29	7,315,945	1.45	3,010,000	0.44
Exercised	(2,462,672)	1.19	(4,096,500)	0.52	(649,445)	0.28
Forfeited	(1,215,663)	1.52	(349,999)	0.60	(50,000)	0.50

Outstanding, end of year	6,671,666	1.94	8,105,001	1.28	5,235,555	0.40

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

12. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d)

As at September 30, 2007 the Company has stock options outstanding and exercisable as follows:

		Options Outstanding		Options Exercisable

Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price $	Number Exercisable #	Weighted Average Exercise Price $

0.25-0.50	1,030,000	2.17	0.44	1,030,000	0.44
1.45-1.50	2,220,000	3.43	1.46	1,628,339	1.46
1.64-1.86	1,356,666	3.52	1.83	1,328,335	1.84
2.02-3.76	2,065,000	4.47	3.30	608,501	3.25

	6,671,666	3.58	1.94	4,595,175	1.58

As at September 30, 2007, the intrinsic value of unexercised options was $6,782,133, of which $5,942,759 related to vested options.

c) Fair Value of Stock-Based Compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted-average assumptions were used to estimate the following weighted average grant date fair values:

	13 Months Ended September 30, 2007	Years Ended
		August 31, 2006	August 31, 2005

Employees and Directors

Expected stock price volatility	85%	79%	83%
Expected life of options	2.0 years	2.0 years	2.0 years
Risk free interest rate	4.1%	3.9%	3.0%
Expected dividend yield	0%	0%	0%
Weighted average per share grant date fair value of options granted in year	$1.54	$1.23	$0.17

Non-Employees
Expected stock price volatility	85%	87%	90%
Contractual term to expiry	5.0 years	4.9 years	5.0 years
Risk free interest rate	4.1%	4.1%	3.8%
Expected dividend yield	0%	0%	0%
Weighted average per share grant date fair value of options granted in year	$2.23	$1.82	$0.24

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

12. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d)

d) Presentation

	13 Months Ended	Years Ended
	September 30, 2007 $	August 31, 2006 $	August 31, 2005 $
Employees and directors	2,414,610	5,803,729	344,506
Non-employees	1,050,907	1,079,966	212,846

Total stock-based compensation cost	3,465,517	6,883,695	557,352
Less: capitalized to exploration properties	(651,951)	(986,111)	(45,733)

Stock-based compensation expense	2,813,566	5,897,584	511,619

e) Stock Option Pricing on Accounting Grant Date

	13 Months Ended	Years Ended
	September 30, 2007	August 31, 2006	August 31, 2005

Market price greater than exercise price	260,000	7,115,945	375,000
Market price equal to exercise price	2,185,000	—	—
Market price less than exercise price	—	—	2,635,000

Total options granted in period	2,445,000	7,115,945	3,010,000

13. NON-CASH TRANSACTIONS

	13 Months Ended	Years Ended
	September 30,	August 31,
	2007 $	2006 $	2005 $
Stock-based compensation capitalized to exploration properties	651,951	986,111	45,733
Shares issued for exploration properties	1,400,000	87,000	13,250
Asset retirement obligations	1,049,853	—	—
Amortization capitalized to exploration properties	55,106	—	—
Marketable securities for exploration property income	46,000	—	—
Marketable securities for other receivables	35,888	—	—
Shares issued for accounts payable	—	162,863	—
Agents’ fees paid in shares	—	37,500	40,000
Shares issued for share subscriptions	—	—	2,000,000

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

14. RELATED PARTY TRANSACTIONS AND BALANCES

a) Transactions

	13 Months Ended	Years Ended
	September 30,	August 31,
	2007 $	2006 $	2005 $

Consulting fees to companies controlled by directors	40,403	491,000	224,958
Consulting fees to companies controlled by officers	30,000	187,000	107,000
Geological consulting fees paid to a company with common directors	91,558	—	—
Legal fees to a law firm in which a director is a partner	351,292	188,582	58,667
Cost reimbursements from companies with common directors and/or officers	109,796	179,281	211,772

Consulting fees were based on rates commensurate with the costs of obtaining employee or director services. Legal and geological consulting fees were billed at standard industry rates.

b) Balances

Other receivables and accounts payable include the following related party balances that are unsecured, without interest and payable on demand:

	September 30, 2007 $	August 31, 2006 $

Due from related parties	46,707	106,795
Due to related parties	251,623	21,403

15. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	13 Months Ended	Years Ended
	September 30,	August 31,
	2007 $	2006 $	2005 $

Canadian statutory income tax rate	34.12%	34.12%	35.62%

Income tax recovery at statutory rate	(2,483,585)	(2,971,648)	(1,057,197)
Decrease (increase) resulting from:
Stock-based compensation expense	959,989	2,012,256	182,239
Differences in foreign rates	179,706	—	—
(Non-taxable income) non-deductible expenses - net	(9,694)	(50,810)	10,318
Valuation allowance	1,353,584	1,010,202	864,640

Income tax recoverable	—	—	—

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

15. INCOME TAXES (cont’d)

The tax effects of temporary differences that give rise to significant portions of the future tax assets are presented below:

	September 30, 2007 $	August 31, 2006 $

Loss carry-forwards	6,264,191	5,430,034
Exploration properties and resource pools	2,327,012	4,171,696
Share issuance costs	641,567	1,034,534
Asset retirement obligations	293,836	—
Other - net	5,563	—
Valuation allowance	(9,532,169)	(10,636,264)

	—	—

Based upon the level of historical taxable income and projections for future taxable income over the years in which the future tax assets are deductible, management has provided a full valuation allowance for the future income tax assets.

Subject to certain restrictions, the Company has capital losses of $9,630,821 and non-capital losses of $14,936,343 available to reduce future Canadian taxable income. There are no expiry limitations with respect to the capital losses. The Canadian non-capital losses expire as follows:

Year	$

2008	86,727
2009	1,431,113
2013	2,433,232
2014	2,511,559
2025	3,980,032
2026	4,051,286
2027	442,394

14,936,343

The Company has Slovakian operating tax losses of $587,924 which expire over the five-year period to 2012. The Company also has Northern Ireland tax losses of $159,461 which expire over the seven-year period to 2014.

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

16. SEGMENTED INFORMATION

The Company operates in one business segment, the mineral exploration and development industry. Enterprise-wide information about geographic areas is as follows:

		September 30, 2007 $	August 31, 2006 $

a)	Exploration properties
	Slovakia	17,381,611	8,494,965
	Northern Ireland and Republic of Ireland	9,899,021	6,786,318
	USA	5,873,199	1,274,702
	Canada	—	24,105

		33,153,831	16,580,090

b)	Property and equipment
	Foreign	470,710	421,249
	Canada	275,171	96,113

		745,881	517,362

17. COMMITMENTS

a)	Head office lease – In August 2007, the Company terminated its head office lease and entered into a new five-year Vancouver head office lease with annual and total commitments as follows:

	Years Ending September 30,
2008 $	2009 $	2010 $	2011 $	2012 $	Total $

212,604	215,236	217,974	220,821	223,782	1,090,417

b)

Exploration properties – As at September 30, 2007, the expenditures to maintain the good standing of the Company’s exploration property licences and leases and exploration property agreements are estimated to be approximately $2,700,000 for fiscal 2008, $2,500,000 for fiscal 2009 and $2,500,000 for fiscal 2010.

18. SUBSEQUENT EVENTS

a)

Sweetwater Buyout – In October 2007 the Company has entered into an agreement to acquire 100 per cent ownership of its U.S. uranium properties from Sweetwater (the “Sweetwater Buyout”). Prior to closing of the Sweetwater Buyout, the Company’s interests in the properties are held through its option agreement with Sweetwater (Note 6). The US$50,000 payment owed to Sweetwater in June 2007 has been waived. Closing of the acquisition will take place on the earlier of the Canada Revenue Agency (“CRA”) notifying the Company that the completion of the acquisition will not prejudice the Company’s application for a favourable advance tax ruling in respect of its proposed reorganization announced May 28, 2007 (the “Reorganization”) or upon the closing of the Reorganization.

Upon closing, the Company is obligated to make cash payments of $592,000 and US$50,000, of which $100,000 will be placed in escrow and, in addition, the Company will issue 340,000 shares to Sweetwater. The escrowed monies will be released to Sweetwater upon rectification of certain minor deficiencies in land tenure reports, which is expected to occur within three months. Pursuant to regulatory requirements, the common shares issued upon closing will be subject to a four-month hold period.

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

18. SUBSEQUENT EVENTS (cont’d)

In December 2007, the CRA notified the Company that the completion of the Sweetwater Buyout will not prejudice the Company’s application for a favourable advance tax ruling in respect of the Reorganization. The Company and Sweetwater have agreed to extend the Sweetwater Buyout to February 15, 2008.

b)

Stock options - Subsequent to year end, the Company granted 180,000 employee stock options and 25,000 stock options were forfeited. The Company issued 275,001 common shares upon exercise of stock options for proceeds of $427,085.

c)	Rights plan – The Rights Plan (Note 9) expired in January 2008.

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States, and the rules and regulations of the Securities and Exchange Commission (collectively, “U.S. GAAP”) in all material respects, except for the material differences as noted below:

a)	Interest in exploration properties and deferred exploration costs

Under Canadian GAAP, the costs of acquiring exploration properties and related exploration and development expenditures are deferred. SEC staff have interpreted U.S. GAAP to require that exploration property and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. The Company defers the costs of acquiring exploration properties under U.S. GAAP. Accordingly, for U.S. GAAP purposes, for all periods presented, all land use costs for exploration properties and deferred exploration costs incurred have been expensed for which commercially mineable revenues do not exist. When proven and probable reserves are determined for a property and a bankable feasibility study prepared, any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

b)	Trading securities and available-for-sale securities

Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale. The Company did not own any securities classified as held to maturity.

Under U.S. GAAP, the Company’s short-term investments classified as trading and are recorded at fair value with unrealized gains or losses included in earnings. Under Canadian GAAP, prior to fiscal 2007, short-term investments were recorded at face value less unamortized discount.

Under U.S. GAAP, the Company’s marketable securities and long-term investment are available-for-sale and are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary. Under Canadian GAAP, prior to fiscal 2007, the Company’s marketable securities and long-term investment were valued at the lower of cost and market with any write-down recorded as a charge to earnings.

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

c)	Comprehensive income

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“FAS 130”), establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. Canadian GAAP has similar requirements applicable to the Company in fiscal 2007.

d)	Deferred reorganization costs

Under Canadian GAAP, reorganization costs may qualify for deferral and presentation as a non-current asset with ultimate presentation within share capital. Under U.S. GAAP, reorganization costs are expensed.

e)	Net earnings (loss) per share

Under U.S. GAAP, performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company’s 9,375 common shares held in escrow are not performance based and therefore no adjustments have been made to the calculation of earnings per share.

f)	Stock-based compensation

Under U.S. GAAP, stock-based compensation would be presented together with salaries and consulting fees.

g)	Impact of recently issued accounting standards

i)

Emerging Issues Task Force issued EITF 04-06, “Accounting for Stripping Costs in the Mining Industry”. The consensus concluded that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced in the period that the stripping costs are incurred. This consensus was effective in fiscal 2007 and had no effect on the Company’s results of operations or financial position.

ii)

In June 2006 FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of SFAS Statement No. 109”. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2008 fiscal year. Adoption of this interpretation is not expected to have a significant effect on the Company’s results of operations or financial position.

iii)

In September 2006 FASB issued SFAS No 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for the Company’s 2008 fiscal year. Adoption of this Interpretation is not expected to have a significant effect on the Company’s results of operations or financial position.

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

h)	Reconciliation of Canadian and U.S. GAAP

The impact of the above differences between Canadian GAAP and U.S. GAAP on the balance sheets and the statements of loss, comprehensive loss and cash flows are as follows:

i)	Balance Sheets

	September 30, 2007 $	August 31, 2006 $

Total assets under Canadian GAAP	68,738,416	61,105,539
Adjustments to U.S. GAAP:
Deferred exploration costs prior to the establishment of proven and probable reserves (a)	(28,933,644)	(13,985,395)
Unrealized losses on short-term investments (b) (c)	—	(15,145)
Unrealized gains on marketable securities (b) (c)	—	7,500
Unrealized gains on long-term investments (b) (c)	—	479,915
Deferred reorganization costs (d)	(108,793)	—

Total assets under U.S. GAAP	39,695,979	47,592,414

Total liabilities under Canadian GAAP	4,156,156	1,596,422
Adjustments to U.S. GAAP:	—	—

Total liabilities under U.S. GAAP	4,156,156	1,596,422

Total stockholders’ equity under Canadian GAAP	64,582,260	59,509,117
Adjustments to U.S. GAAP:
Deferred exploration costs prior to the establishment of proven and probable reserves (a)	(28,933,644)	(13,985,395)
Unrealized losses on short-term investments (b) (c)	—	(15,145)
Unrealized gains on marketable securities (b) (c)	—	7,500
Unrealized gains on long-term investments (b) (c)	—	479,915
Deferred reorganization costs (d)	(108,793)	—

Total equity under U.S. GAAP	35,539,823	45,995,992

Total liabilities and equity under U.S. GAAP	39,695,979	47,592,414

TOURNIGAN GOLD CORPORATION (a development stage company)
2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

ii)	Statements of Loss

	13 months
	Ended	Years Ended
	September 30,	August 31,
	2007 $	2006 $	2005 $

Net loss under Canadian GAAP	(7,278,971)	(8,709,403)	(2,967,988)
Adjustments:
Deferred exploration costs prior to the establishment of proven and probable reserves (a)	(14,948,249)	(7,196,139)	(3,423,276)
Write-down of marketable securities (b) (c)	—	—	22,500
Unrealized loss on short-term investments (b) (c)	15,145	(15,145)	—
Deferred reorganization costs (d)	(108,793)	—	—

Total U.S. GAAP adjustments	(15,041,897)	(7,211,284)	(3,400,776)

Net loss under U.S. GAAP	(22,320,868)	(15,920,687)	(6,368,764)

Net loss per share under U.S. GAAP	(0.19)	(0.18)	(0.11)

Weighted average number of shares outstanding under U.S. GAAP	115,491,071	86,999,112	59,225,546

iii)	Statements of Comprehensive Loss

	13 months
	Ended	Years Ended
	September 30,	August 31,
	2007 $	2006 $	2005 $

Comprehensive loss under Canadian GAAP	(7,648,215)	—	—
Adjustments:
Total U.S. GAAP net loss adjustments (ii)	(15,041,897)	—	—
Net loss, U.S. GAAP		(15,920,687)	(6,368,764)
Unrealized gain (loss) on marketable securities (b) (c)	—	15,000	(22,500)
Unrealized gain on long-term investment (b) (c)	—	479,915	—

Comprehensive loss under U.S. GAAP	(22,690,112)	(15,425,772)	(6,391,264)

The U.S. GAAP reconciliation for the 13 months ended September 30, 2007 differs from prior periods due to the adoption of new Canadian accounting standards for financial instruments and comprehensive income on September 1, 2006.

TOURNIGAN GOLD CORPORATION (a development stage company)
 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13 months ended September 30, 2007 and years ended August 31, 2006 and 2005
(expressed in Canadian dollars)

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

iv)	Statements of Cash Flows

	September 30,	August 31,
	2007 $	2006 $	2005 $

Cash used in operating activities under Canadian GAAP	(3,917,959)	(2,544,576)	(2,565,293)
Adjustments to U.S. GAAP:
Deferred exploration costs prior to the establishment of proven and probable reserves (a)	(12,528,958)	(6,210,028)	(3,377,543)
Deferred reorganization costs (d)	(7,402)	—	—

Cash to operating activities under U.S. GAAP	(16,454,319)	(8,754,604)	(5,942,836)

Cash from (to) investing activities under Canadian GAAP	28,314,068	(48,487,955)	(3,535,686)
Adjustments to U.S. GAAP:
Deferred exploration costs prior to the establishment of proven and probable reserves (a)	12,528,958	6,210,028	3,377,543

Cash from (to) investing activities under U.S. GAAP	40,843,026	(42,277,927)	(158,143)

Cash from financing activities under Canadian GAAP	7,353,524	50,048,767	3,958,104
Adjustments to U.S. GAAP:
Deferred reorganization costs (d)	7,402	—	—

Cash from financing activities under U.S. GAAP	7,360,926	50,048,767	3,958,104

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures.

Change to Year End

During calendar 2007 the Company changed its fiscal year end from August 31 to September 30.

Auditors

During calendar 2007 Manning Elliott LLP resigned as the auditors of the Corporation. The Audit Committee and Board of Directors approved the appointment of KPMG LLP as the successor auditors of the Company.

Evaluation of Disclosure Controls and Procedures

As at September 30, 2007 the Company maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be included in its Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the applicable time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

The Company conducted an evaluation, under the supervision and with the participation of management, including the CEO and CFO, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended. Based on that evaluation, and in light of the Company’s material weaknesses in internal control over financial reporting described below, the Company has concluded that its disclosure controls and procedures were not effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company assessed the effectiveness of our internal control over financial reporting as of September 30, 2007. In making this assessment, the Company used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process, management identified material weaknesses in internal control over financial reporting.

The SEC has defined a material weakness as a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

Based on its assessment, management has concluded that, as of September 30, 2007, the Company did not maintain effective internal control over financial reporting due to material weaknesses described below.

The Company’s independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 40-F, has issued an audit report on the Company’s financial statements and internal control over financial reporting.

40-F2

(a) Control Environment

The control environment influences the control consciousness of its people, and is the foundation of all other components of internal control over financial reporting. The Company’s control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, the Company: (i) did not effectively educate or communicate to all employees about the Code of Conduct or the Whistleblowing procedures; and (ii) did not have in its Slovakian subsidiaries consistent application of authorities over the acquisition, disposition, and use of the Company’s assets, including expenditures. None of these control deficiencies by themselves directly resulted in a material misstatement to the financial statements, however, deficiencies in the control environment are pervasive in nature and this material weakness was a contributing factor in other material weaknesses described below.

(b) Financial Reporting Close Process

The Company has limited accounting personnel with expertise in generally accepted accounting principles and regulatory financial reporting requirements to enable effective segregation of duties over the preparation of financial statements and related note disclosures and regulatory filings. This control deficiency, which is pervasive in impact, did not result in a material misstatement to the financial statements; however, there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis.

(c) Monitoring of Operations in Slovakia

The Company did not design and implement controls to communicate and monitor corporate strategy and objectives, or compliance with policies and procedures, including expenditure policies, at its operations in Slovakia. Specifically,

i.

Although the Company has the authority to nominate directors to the board of directors of its Slovakian subsidiaries, there is no representation by the members of the board of directors of the Company on the board of directors of the Slovakian subsidiaries.

ii.

The Company’s Delegation of Authority Policy was not effectively communicated, and there was insufficient monitoring of expenditures by corporate head office, such that there were material disbursements of funds by the Slovakian subsidiaries which were not authorized by corporate head office as required.

iii.	The Company did not maintain effective communication with Slovakian management for the identification of transactions with potential financial reporting implications.

None of these control deficiencies by themselves directly resulted in a material misstatement to the financial statements. However, in combination with the control environment deficiencies, and due to the significance of the Slovakian operations to the Company’s financial statements, these deficiencies result in a reasonable possibility that a material misstatement of the annual financial statements would not be prevented or detected on a timely basis.

(d) Exploration Property Claims Tracking

The Company did not maintain effective controls over the monitoring of its ongoing requirements to maintain its interests in its exploration properties. Specifically, the Company relies on a third party to track its obligations as scheduled, based on the terms of its various exploration property licences and contractual agreements; however, the Company did not have monitoring controls to provide reasonable assurance that its employees, consultants and property agreement counterparties in fact complied with such obligations to ensure that exploration property titles remained in good standing. This control deficiency could result in the lapsing of title to exploration properties or violation of exploration property agreements which could materially impact the carrying value of exploration properties or required disclosure. This control deficiency did not result in a material misstatement to the financial statements, however, this deficiency results in a reasonable possibility that a material misstatement of the Company’s annual financial statements would not be prevented or detected on a timely basis.

(e) Fraud Risk Assessment

The Company did not conduct a comprehensive fraud risk assessment. Specifically, such an assessment would include a process to identify and evaluate the risk of fraud, including management override, that could result in misstatements to any account in the financial statements. This deficiency, which is pervasive in potential impact, did not result in a misstatement to the financial statements. However, in combination with the material weaknesses discussed above, this deficiency results in a reasonable possibility that a material misstatement to the annual financial statements would not be prevented or detected on a timely basis.

40-F3

Attestation Report on Internal Control Over Financial Reporting

The required disclosure is included in the “Auditor Report” that accompanies the Registrant’s Consolidated Financial Statements for the 13 month period ended September 30, 2007.

Changes in Internal Control Over Financial Reporting

During the four months ended September 30, 2007, the Company changed its internal control over financial reporting related to stock-based compensation to address certain control deficiencies that related to the restatement of its 2007 interim financial statements and its 2006, 2005 and 2004 annual financial statements. Specifically, the Company: (i) implemented a new accounting software package which allows the appropriate tracking of all relevant information related to option grants; and (ii) implemented detailed review procedures to monitor the accounting for stock-based compensation.

The Company is currently designing and implementing improved controls to address the material weakness described above. Since September 30, 2007, the Company has taken (and, in certain cases, is continuing to take) the following steps in an effort to enhance its overall internal control over financial reporting and to address the material weaknesses identified above. Specifically, the Company has or will undertake the following actions:

a.	The Company has communicated the Code of Conduct and Whistleblowing program to all employees, including those in foreign subsidiaries.

b.

The Company has communicated its Delegation of Authority Policy to it Slovakian operations. The Company is in the process of making changes to the Board of Directors of its Slovakian subsidiaries. The Company is reviewing its internal controls over monitoring of and communication with its Slovakian operation and expects to implement changes in 2008.

c.	The Company has implemented processes to monitor its compliance with its exploration property rights and obligations.

d.	The Company will undertake a comprehensive fraud risk assessment in 2008.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that Rex McLennan and Ronald Shorr, both of whom are members of the registrant’s audit committee, qualify as an “audit committee financial expert” (as such term is defined in Form 40-F).

•

Rex McLennan is “independent” as that term is defined in the rules of the New York Stock Exchange. Mr. McLennan is a graduate from the University of British Columbia (B.Sc. Mathematics and Economics) and McGill University (M.B.A. (Hons) Finance and Accounting). He is also an active member of the Financial Executives Institute.

•

Ronald Shorr is “independent” as that term is defined in the rules of the New York Stock Exchange. Mr. Shorr is a Chartered Financial Analyst (CFA) and graduate from the University of Michigan (B.A.) and Harvard Business School (M.B.A.), and subsequently attended graduate school at the Krumb School of Mines at Columbia University. He is a member of the Institute of Chartered Financial Analysts, the New York Society of Security Analysts, and authored a chapter for Economics of the Mineral Industry.

Code of Ethics.

The Registrant has adopted a code of conduct for senior management and directors meeting the requirements of the Sarbanes Oxley Act of 2002 which is available on the Company website at www.tournigan.com. The Registrant will provide any person, upon request to the Secretary of the Registrant, with a copy of the code of conduct free of charge.

No waivers were granted from the Registrant’s code of conduct in 2007. The Registrant intends to disclose on its website any subsequent amendment to the code of conduct or waiver thereof extended to a director or officer of the Registrant, as required by applicable securities legislation and stock exchange rules.

40-F4

Principal Accountant Fees and Services

Except as noted, all dollar amounts herein are in Canadian dollars.

Fees, including reimbursements for expenses, for professional services rendered by Manning Elliott LLP and KPMG LLP to the Company were:

	For the 13 month period ended September 30, 2007[1]	Fiscal Year Ended August 31, 2006

Audit Fees[2]	$286,767	$101,302

Audit Related Fees[3]	$50,958	$20,900

Tax Fees[4]	$53,338	$23,866

All other Fees[5]	NIL	$51,000[6]

[1]          During calendar 2007, the Company changed its fiscal year end from August 31 to September 30.

[2]          “Audit Fees” represent the fees for the audit of the Company’s consolidated financial statements for the 13 month period ended September 30, 2007 and the audited consolidated financial statements for the years ended August 31, 2006, 2005 and 2004.

[3]          “Audit Related Fees” represent the fees for the review of the Company’s interim consolidated financial statements and services normally provided by the accountant in connection with the Company’s interim statutory and regulatory filings.

[4]          “Tax Fees” represent the fees for tax services consisting of tax compliance and tax planning and advice.

[5]          “All Other Fees” represent the fees for products and services not disclosed in (2), (3) or (4) above.

[6]          “All Other Fees” for the fiscal year ended August 31, 2006 represent the fees for preparation of the Company’s prospectus and Form 20-F.

Audit Committee Pre-Approval Policies and Procedures.

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

In accordance with the requirements of the United States Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we introduced a procedure for the review and pre-approval of any services performed by Manning Elliott, LLP and KPMG LLP and the auditors of our subsidiaries (PriceWaterhouseCoopers LLP, Northern Ireland and KPMG Slovensko spol. s.r.o., Slovakia) including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of Manning Elliott, PricewaterhouseCoopers and KPMG for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

Off-Balance Sheet Arrangements.

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditure or capital resources that is material to investors.

40-F5

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Contingencies” in the registrant’s Management’s Discussion and Analysis for the fiscal year ended September 30, 2007, filed as part of this Annual Report on Form 40-F.

Identification of the Audit Committee.

N/A

40-F6

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.          Undertaking.

              The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.          Consent to Service of Process.

              The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

              Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

              Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 28, 2008.

Tournigan Gold Corporation

By: /s/ “Hans Retterath”

Name: J. Hans Retterath
Title: Chief Financial Officer

40-F7

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.5	Consent of KPMG LLP

99.6	Consent of Peter Stokes on behalf of Beacon Hill Consultants (1988) Ltd.

99.7	Consent of Galen White on behalf of A.C.A. Howe International Limited

99.8	Consent of Dibya Kanti Mukhopadhyay on behalf of Micon International Co. Limited