Form 20-F
period 2008-09-30
Tournigan Energy Ltd.
filed 2009-03-31
CIK 1271199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number                000-50486

TOURNIGAN ENERGY LTD.

(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA

(Jurisdiction of Incorporation or organization)

Unit 1 – 15782 Marine Drive, White Rock, British Columbia, Canada, V4B 1E6

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None	N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

1

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period by the annual report:

122,697,859 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued Other By the International Accounting Standards Board ☐	Other ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒  Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

 Yes ☐ No ☒

2

Table of Contents

PART I

GLOSSARY OF TERMS

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	10

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	10

ITEM 3	KEY INFORMATION	10

A.	SELECTED FINANCIAL DATA	10
B.	CAPITALIZATION AND INDEBTEDNESS	12
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	12
D.	RISK FACTORS	12

ITEM 4	INFORMATION ON TOURNIGAN	23

A.	HISTORY AND DEVELOPMENT OF TOURNIGAN	23
B.	BUSINESS OVERVIEW	26
C.	ORGANIZATIONAL STRUCTURE	31
D.	PROPERTY	31

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	46

A.	OPERATING RESULTS	46
B.	LIQUIDITY AND CAPITAL RESOURCES	55
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	56
D.	TREND INFORMATION	56
E.	OFF-BALANCE SHEET ARRANGEMENTS	56
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	56
G.	SAFE HARBOR	7

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	57

A.	DIRECTORS AND SENIOR MANAGEMENT	57
B.	COMPENSATION	60
C.	BOARD PRACTICES	62

ROLES AND RESPONSIBILITIES		66

D.	EMPLOYEES	72
E.	SHARE OWNERSHIP	73

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	75

A.	MAJOR SHAREHOLDERS	75
B.	RELATED PARTY TRANSACTIONS	75
C.	INTERESTS OF EXPERTS AND COUNSEL	76

ITEM 8	FINANCIAL INFORMATION	76

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	76
B.	SIGNIFICANT CHANGES	76

ITEM 9	THE OFFER AND LISTING	77
A.	OFFER AND LISTING DETAILS	77
B.	PLAN OF DISTRIBUTION	78
C.	MARKETS	78
D.	SELLING SHAREHOLDERS	78
E.	DILUTION	78
F.	EXPENSES OF THE ISSUE	78

ITEM 10	ADDITIONAL INFORMATION	78

A.	SHARE CAPITAL	78
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	86
C.	MATERIAL CONTRACTS	89
D.	EXCHANGE CONTROLS	89
E.	TAXATION	90
F.	DIVIDENDS AND PAYING AGENTS	97
G.	STATEMENT BY EXPERTS	97
H.	DOCUMENTS ON DISPLAY	97
I.	SUBSIDIARY INFORMATION	98

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	98

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	98

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	98

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	98

ITEM 15	CONTROLS AND PROCEDURES	98

A.	DISCLOSURE CONTROLS AND PROCEDURES	98
B.	MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	99

ITEM 16	[RESERVED]	100
A	AUDIT COMMITTEE FINANCIAL EXPERT	100
B	CODE OF ETHICS	100
C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	101
D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	102
E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS103	102

ITEM 17	FINANCIAL STATEMENTS	102
ITEM 18	FINANCIAL STATEMENTS	103
ITEM 19	EXHIBITS	103

APPENDIX REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Glossary of terms

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The mineral estimates in this Annual Report on Form 20-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Mineral Reserve Probable Mineral Reserve Proven Mineral Reserve

THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND “PROBABLE MINERAL RESERVE” USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (“NI 43-101”).  NI 43-101 ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS IN THE CIM STANDARDS.

MINERAL RESERVES ARE SUB-DIVIDED IN ORDER OF INCREASING CONFIDENCE INTO PROBABLE MINERAL RESERVES AND PROVEN MINERAL RESERVES.

Under the CIM Standards, a “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

Probable Mineral Reserve:  Under the CIM Standards, a “Probable Mineral Reserve” is the economically mineable part of the Indicated or in some cases Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER THE CIM STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Proven Mineral Reserve:  Under the CIM Standards, a “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR “PROVEN MINERAL RESERVES” UNDER THE CIM STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Mineral Resource, Inferred Mineral Resource Indicated Mineral Resource Measured Mineral Resource

THE TERMS “MINERAL RESOURCE”, “INFERRED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “MEASURED MINERAL RESOURCE” USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NI 43-101 WHICH ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS BY THE CIM STANDARDS.  THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES.  AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

Under the CIM Standards, a “Mineral Resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource.  An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Inferred Mineral Resource: Under CIM Standards, an “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

NOTE ON FORWARD LOOKING INFORMATION

This Annual Report contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Annual Report. These forward-looking statements include but are not limited to, statements concerning:

  The Company’s strategies and objectives;

  The Company’s interest and other expenses;

  The Company’s tax position and the tax rates applicable to us;

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

  The Company’s financial and operating objectives;

  The Company’s exploration, environmental, health and safety initiatives;

  The availability of qualified employees for the Company’s operations; and

  The outcome of legal proceedings and other disputes in which we are involved.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including:

Risks that may affect the Company’s operating or capital plans
Risks generally encountered in the development of mineral properties such as:
unusual or unexpected geological formations,
unanticipated metallurgical difficulties,
ground control problems,
adverse weather conditions, and
process upsets and equipment malfunctions;

  Risks associated with labour disturbances and unavailability of skilled labour;

  Risks associated with market prices of the Company’s principal commodities, which are cyclical and subject to substantial price fluctuations;

  Risks created through competition for mining properties;

  Risks associated with having little or no history of production;

  Risks associated with mineral reserve and resource estimates;

  Risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions;

  Risks associated with environmental compliance and changes in environmental legislation and regulation;

  Risks associated with dependence on third party consultants and non-performance by contractual counterparties;

  Risks associated with title claims and other title, license and permit risks;

  Social and political risks associated with operations in foreign countries;

  Risks of changes in tax or royalty laws or their interpretation;

  Risks associated with tax reassessments and legal proceedings;

  Risks associated with the loss of key personnel;

  Risk related to indemnification of officers and directors;

  Risks related to having limited financial resources;

  Risk of dilution to present and prospective shareholdings;

  Credit risk; and

  Share price fluctuation risk

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Report. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  General business and economic conditions;

  Interest rates and foreign exchange rates;

  The supply and demand for, deliveries of, and the level and volatility of prices of uranium, gold and silver;

  The timing of the receipt of regulatory and governmental approvals for the Company’s development projects and other operations;

  The availability of financing for the Company’s development projects on reasonable terms;

  The Company’s costs of production and the Company’s production and productivity levels, as well as those of the Company’s competitors;

  The Company’s ability to secure adequate transportation for the Company’s products;

  The Company’s ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

  The Company’s ability to attract and retain skilled staff;

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

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors" in this Annual Report. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

ITEM 3	KEY INFORMATION

A.

Selected Financial Data

The following financial information has been extracted from Tournigan Energy Ltd.’s (the “Company” “Tournigan” “we” “us”) consolidated financial statements for the years indicated and is expressed in Canadian dollars. The information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects – A. Operating Results and B. Liquidity and Capital Resources,” and the consolidated financial statements of Tournigan filed herewith.

In this Annual Report all currency refers to Canadian Dollars (Cdn$) unless indicated otherwise.

Tournigan prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The material differences in Tournigan’s financial statements from those principles that Tournigan would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) are described in note 22 to the financial statements.

The following table summarizes information pertaining to operations of Tournigan for the last five fiscal years. Tournigan changed its year end to September 30 from August 31 effective September 30, 2007.

Canadian GAAP	Year ended Sept 30, 2008	Thirteen months ended Sept 30, 2007	Year ended Aug 31, 2006	Year ended Aug 31, 2005	Year ended Aug 31, 2004
	$	$	$	$	$
Operating Revenue	-	-	-	-	-
Loss for the period	15,291,884	7,278,971	8,709,403	2,877,394	2,319,019
Loss per share – basic and diluted	0.12	0.06	0.10	0.05	0.06
Total assets	53,714,333	68,738,416	61,105,539	13,746,449	10,392,855
Total liabilities	2,032,236	4,156,156	1,596,422	559,664	721,056
Working capital	12,570,015	30,632,888	42,113,396	3,242,897	3,255,080
Net assets	51,682,097	64,582,260	59,509,117	13,186,785	9,671,799
Capital stock	108,370,841	107,058,860	95,333,346	46,559,522	40,533,481
Dividends per share	-	-	-	-	-
Weighted average number of shares outstanding	122,697,859	115,491,071	86,999,112	59,225,546	35,707,931

US GAAP	Year ended Sept 30, 2008	Thirteen months ended Sept 30, 2007	Year ended Aug 31, 2006	Year ended Aug 31, 2005	Year ended Aug 31, 2004
	$	$	$	$	$
Operating Revenue	-	-	-	-	-
Loss for the period	20,606,257	22,320,868	15,920,687	6,368,764	4,883,014
Loss per share – basic and diluted	0.17	0.19	0.18	0.11	0.13
Total assets	19,380,023	39,695,979	47,592,414	5,143,466	7,167,415
Total liabilities	2,032,236	4,156,156	1,596,422	559,664	721,056
Working capital	12,570,015	30,632,888	42,113,396	3,242,897	3,255,080
Net assets	17,347,787	35,539,823	45,995,992	4,583,802	6,446,359
Capital stock	108,370,841	107,058,860	95,333,346	46,559,522	40,533,481
Dividends per share	-	-	-	-	-
Weighted average number of shares outstanding	122,697,859	115,491,071	86,999,112	59,225,546	35,707,931

The following table sets out the average of the closing rates of exchange for the Canadian dollar for the periods indicated.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

Average
For the Year Ended September 30, 2008	1.01033
For the Year Ended September 30, 2007	1.106008
For the Year Ended August 31, 2006	1.138527
For the Year Ended August 31, 2005	1.218664
For the Year Ended August 31, 2004	1.313682

The following table sets out the high and low intra-day rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	September 2008	October 2008	November 2008	December 2008	January 2009	February 2009
High	$1.0821	$1.2995	$1.2952	$1.3008	$1.2765	$1.2918
Low	$1.0363	$1.0646	$1.1659	$1.2110	$1,1902	$1.2284

The value of the noon U.S. Dollar in relation to the Canadian Dollar was 1.2724 as of March 16, 2009.

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

D.

Risk Factors

An investment in our common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that we file with the Securities and Exchange Commission and with Canadian securities regulators before investing in our common shares. The risks described below are not the only ones faced. Additional risks that we are aware of or that we currently believe are immaterial may become important factors that affect our business. If any of the following risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

The Company’s securities should be considered a speculative investment due to the nature of its business. Investors should carefully consider all of the information disclosed in this Annual Report before making an investment in the Company’s securities. The following risk factors could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements. In such an event, the market prices of the Company’s securities could decline and investors could lose all or part of their investments. The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurances that other factors will or will not adversely affect the Company.

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

  anticipated recovery rates of gold and other metals from the ore;

  cash operating costs of comparable facilities and equipment; and

  anticipated climatic conditions.

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

  expectations with respect to the rate of inflation;

  the relative strength of the US dollar and certain other currencies;

  interest rates;

  global or regional political or economic conditions;

  supply and demand for jewellery and industrial products containing metals;

  transactions by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors;

  demand for nuclear power and the rate of construction of nuclear power plants;

  the forward contracting of U3O8 supplies by nuclear power plants;

  political and economic conditions in uranium

  producing and consuming countries;

  reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails;

  sales of excess civilian and military inventories of uranium (including from the dismantling of nuclear weapons) by governments and industry participants;

  uranium production levels and costs of production;

  significant uranium production interruptions or delays in expansion plans;

  actions of investment and hedge funds in the uranium market;

  political or technological developments related to the storage of nuclear waste;

  an accident at a nuclear power plant anywhere in the world; and

  the price of alternative sources to nuclear power, including oil, natural gas, coal, solar power and wind power.

The Company cannot predict the effect of these factors on metal prices. Gold, silver and uranium prices have fluctuated widely during the last several years. Recent prices for these commodities are included elsewhere in this Annual Report. Declines in market prices in the future could delay or deter a decision to commence production of a mine, and could cause production to become unprofitable after commencement. Declines in market prices could also adversely affect the Company’s ability to finance exploration and development projects, all of which would have a material adverse effect on the Company’s financial condition. There can be no assurance that the market prices will remain at current levels or that such prices will improve.

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

The Company has limited resources and may not be able to fully fund its exploration and development projects

The Company has limited financial resources. It had working capital of $12,570,015 at fiscal year end September 30, 2008 and had cash of $12,666,749 at that date. The Company intends to fund its exploration and development operations and associated overhead costs from working capital. Its ability to continue future exploration and development activities will depend in part on its ability obtain additional external financing. The sources of external financing that the Company could use for these purposes might include public or private offerings of equity and debt. In addition, the Company could enter into one or more strategic alliances or joint ventures, or could decide to sell certain property interests, and it might utilize a combination of these sources. The external financing chosen may not be available on acceptable terms, or at all. If the Company is unable to secure external financing to continue exploration and development it may have to postpone such activities or sell its properties. There can be no assurance that the Company will obtain necessary financing on acceptable terms, if at all. Failure to meet its obligations on a timely basis could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties, or the inability to continue as a going concern. The realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different than those included in its financial statements.

Little or no history of production, no revenue from operations and no mining operations

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

  the availability and costs of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and refining arrangements;

  compliance with environmental and other governmental approval and permit requirements;

  the availability of funds to finance construction and development activities;

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

  the metallurgy of the mineralization forming the mineral deposit;
  market fluctuations for metal prices;
  the proximity and capacity of natural resource markets and processing equipment; and
  government regulation of prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

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

U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of contained mineralization (ounces of gold or silver, or pounds of U3O8) is permitted disclosure under Canadian regulations; however, the SEC permits companies to report ‘‘resources’’ only as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report, or in the documents incorporated herein by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Exchange rate changes, interest rate changes and general economic conditions may impact the Company’s financial position and plans

The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the US make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The minerals for which the Company is exploring—gold, silver and uranium—are priced in U.S. dollars, which ultimately results in mineral revenue in U.S. dollars if a mine is developed. However, local costs may be incurred in Slovakian koruna (from January 1, 2009 in Euros) or British pounds and head office costs in Canadian and U.S. dollars. If any or all of these currencies strengthened against the U.S. dollar while commodity prices remained stable in U.S. dollars, the Company would experience rising costs without rising revenues. As a result of these exposures, the Company’s financial performance and forecasts may be significantly impacted by changes in international exchange rates.

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

Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company’s operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

  control dispersion of potentially deleterious effluents; and

  reasonably re-establish pre-disturbance land forms and vegetation.

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

Operating in Slovakia, an emerging market economy, may involve additional risks. Slovakia became an independent state in January 1993 after Czechoslovakia split into its two constituent parts. Slovakia joined NATO and the EU during 2004. Slovakia adopted the euro as its official currency on 1 January 2009. However, because of its relatively recent transition to a market economy, Slovakia is subject to risks which may not be as prevalent in mature markets. These risks include:

  adverse changes in the market’s economic and governmental policy;

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

Indemnification of officers and directors may discourage shareholder lawsuits

The Company’s Articles of Continuation contain provisions that state, subject to applicable law, the Company shall indemnify every director or officer of the Company, subject to the limitations of the Business Corporations Act (British Columbia), against all losses or liabilities that the Company’s director or officer may sustain or incur in the execution of their duties. The Company’s Articles of Continuation further state that no director of officer shall be liable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of their duties if they acted honestly and in good faith with a view to the best interests of the Company. Such limitations on liability may reduce the likelihood of litigation against the Company’s officers and directors and may discourage or deter its shareholders from suing the Company’s officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Present and prospective shareholdings may be diluted

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size or pricing of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

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

RISKS RELATED TO TOURNIGAN’S SECURITIES

Likely Passive Foreign Investor Company (“PFIC”) Status Has Possible Adverse Tax Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that Tournigan expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Tournigan is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Tournigan. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Tournigan’s net capital gain and ordinary earnings for any year in which Tournigan is a PFIC, whether or not Tournigan distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

We have never declared or paid cash dividends on Tournigan’s common shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business.

We do not anticipate paying cash dividends on Tournigan’s common shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of Tournigan’s Board and will depend on Tournigan’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our Board considers relevant.

Accordingly, investors will only see a return on their investment if the value of Tournigan’s securities appreciates.

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of Tournigan’s common shares has ranged from a high of $1.33 and a low of $0.14 during the twelve month period ended March 16, 2009. See “Market for Common Equity and Related Shareholder Matters”. We cannot assure you that the market price of our common shares will not significantly fluctuate from its current level. The market price of our common shares may be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many exploration companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common shares. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

There is no market for our common shares in the United States and you may not be able to readily sell your common shares

There is currently no market for our common shares in the United States. We cannot assure you that any trading market for our shares will develop in the United States. Consequently, you may not be able to readily sell your common shares.

We are a foreign corporation and have officers and directors resident outside the United States, which could make it difficult for you to effect service of process or enforce a judgment by a U.S. court.

We are incorporated under the laws of the Province of British Columbia, Canada and some of our directors and officers are residents in jurisdictions outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon certain of our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the laws of the United States. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.

ITEM 4 INFORMATION ON TOURNIGAN
A. History and Development of Tournigan

Tournigan Energy Ltd. is incorporated pursuant to the laws of British Columbia, Canada.

The Company was incorporated pursuant to the laws of British Columbia on November 10, 1966 under the name Tournigan Mining Exploration Ltd. On April 22, 1992 the Company’s name was changed to International Tournigan Corporation and its authorized capital increased to 50,000,000 common shares without par value. The Company’s authorized capital was increased to 100,000,000 common shares without par value effective February 16, 1998. In conjunction with the continuation of its incorporating jurisdiction from British Columbia to the Yukon Territories, the Company changed its name to Tournigan Gold Corporation on December 3, 2002. At that time, the Articles of Continuance were amended to change the authorized share capital from 100,000,000 common shares without par value to an unlimited number of common shares. Tournigan effected a 1:10 stock consolidation on March 26, 2001. On March 27, 2008 the Company continued its incorporation into the Province of British Columbia from the Yukon. On May 6, 2008 the Company changed its name to Tournigan Energy Ltd.

Tournigan's head office is located at Unit 1 – 15782 Marine Drive, White Rock, British Columbia V4B 1E6. The contact person is Doris Meyer, Chief Financial Officer and Corporate Secretary. The telephone number is (604) 536-2711 and the facsimile number is (604) 536-2788.

Principal capital expenditures/divestitures over the last three fiscal years

Tournigan is a uranium and gold exploration and development company with a portfolio of highly prospective properties in Europe. The Company acquired its entire mineral property portfolio prior to August 31, 2005. The Company's flagship Kuriskova property is a high-grade uranium deposit in Eastern Slovakia. In addition to the NI 43-101 compliant resource already delineated at Kuriskova, there is exploration potential in the surrounding licenses, also controlled by Tournigan. The current resource at Kuriskova is 14.7 million pounds U3O8 indicated contained in 1.2 million tonnes at 0.558% U3O8 and 17.9 million pounds U3O8 inferred contained in 3.8 million tonnes at 0.215% U3O8; cut-off of 0.05%U. Tournigan's uranium licenses include the Novoveska Huta uranium deposit -- where the Company is re-evaluating the geologic model of the deposit to determine whether there is potential to improve the grade from that of the historic resource --as well as other prospective exploration targets.

Slovakia, a member of the European Union since 2004, is economically and politically stable and has excellent infrastructure. The country has four operating nuclear reactors producing approximately 50% of its current energy needs. In September of 2008 Slovakian Prime Minister Robert Fico signed nuclear cooperation agreements with both the French and the Russian governments for the construction of additional nuclear energy capacity.

In October, 2008, The Strategy of Energy Security of the Slovak Republic, a strategic document that will set the energy direction of the country until 2030, was approved by the Slovak government. It calls for the completion of two new nuclear reactors by 2013 and discusses the benefits of sourcing uranium domestically.

Tournigan's gold asset in Slovakia is the historic Kremnica deposit where a historical production of 1.5 million ounces of gold on the property dates back to the 14th century. Tournigan has since conducted a successful exploration program at Kremnica in addition to a NI 43-101 pre-feasibility study (Beacon Hill, May, 2007). The Company is now evaluating the exploration potential on its surrounding exploration licenses covering over 112 square kilometres.

In October 2007 the Company’s wholly owned subsidiary, Tournigan USA, Inc., entered into an agreement to acquire 100 per cent ownership of certain uranium properties located in the U.S.A. from Sweetwater River Resources LLC (the “Sweetwater Buyout”). Prior to closing of the Sweetwater Buyout, the Company’s interests in the properties were held through its option agreement with Sweetwater. Closing of the acquisition occurred on February 29, 2008. Total Sweetwater Buyout consideration was $1,100,815. The Company paid $592,000 and US$50,000 of which $100,000 was placed in escrow and, in addition, the Company issued 340,000 shares to Sweetwater at a fair value of $1.35 per common share. The escrowed monies were released to Sweetwater upon rectification of certain minor deficiencies in land tenure reports on January 9, 2009. Annual claim fees are approximately $375,000.

Subsequent to September 30, 2008, the Company announced the sale of Tournigan USA Inc. Based on the fair value of the expected disposal proceeds, the Company determined its USA uranium assets were fully impaired and recorded a write-off of $7,131,046 in the year ended September 30, 2008.

On December 22, 2008 the Company announced a binding earn-in option agreement for its Northern Ireland gold properties held through its wholly-owned subsidiary Dalradian Gold. Under the terms of the option agreement, C3 Resources, Inc. (“C3 Resources”) has the option to pay the Company a total of $9,250,000 in four staged payments in exchange for increased equity interests totalling up to 90% in Dalradian Gold, in addition to C3 Resources funding 100% of the project expenditures until the completion of a bankable feasibility study (the “Option”). C3 Resources, Inc. is a private U.S. corporation. The payments were or will be paid by C3 Resources to the Company in the following earn-in phases:

(a)

Up-front payments of $1,000,000 paid as follows: $375,000 (paid in October 2008), $450,000 to be paid on receipt of approval for the transaction from the TSX Venture Exchange (paid in January 2009), and a further $175,000 which is payable on or before April 15, 2009 (amended as agreed from March 31, 2009);

(b)	$3,250,000 upon the completion of an updated NI 43-101 compliant resource definition, on or before December 31, 2010 (the “First Earn-In”);

(c)	$1,750,000 upon completion of a NI 43-101 compliant pre-feasibility report, on or before December 31, 2011 (the “Second Earn-In”); and,

(d)	$3,250,000 upon completion of a NI 43-101 compliant bankable feasibility study, on or before June 30, 2013 (the “Third Earn-In”).

Upon completion of the First Earn-In, C3 Resources will hold an equity interest of 51% in Dalradian Gold, and the Company and C3 Resources will enter into joint-venture agreement. C3 Resources will have the option to continue to solely fund the activities required to complete the Second Earn-In (67% interest) and to subsequently continue to solely fund the activities required to complete the Third Earn-In (90% interest). Alternatively, if C3 Resources has paid Tournigan total of $8,250,000 pursuant to the First, Second and Third Earn-Ins, C3 Resources will be deemed to have satisfied and exercised the Third Earn-In and will be entitled to exercise an Advanced Earn-In option to purchase an additional 23% interest, resulting in an aggregate 90% equity interest in Dalradian Gold. Tournigan may then participate in the and Dalradian Gold project by sharing expenditures with C3 Resources on a pro rata basis, or convert its 10% interest to a 5% net profits interest royalty with respect to precious metals production and a 1% net smelter return royalty with respect to base metals production.

Alternatively, after exercising the option to earn the First Earn-In (51% interest), C3 Resources may choose not to continue to solely fund the activities required to continue increasing its interest in Dalradian Gold, at which time Tournigan and C3 Resources would participate in Dalradian Gold on a pro rata basis pursuant to the joint-venture agreement.

The specific terms of all these property transactions and exploration activity are described in more detail later in this Section in Item 4D “Property”.

None of Tournigan’s properties are beyond the exploration stage and there is no assurance that any of our mining properties contain a commercially viable ore body until further exploration work is done.’

Principal capital divestitures subsequent to September 30, 2008

On February 27, 2009 the Company completed the sale of its wholly-owned subsidiary Tournigan USA, Inc. (“TUSA”) to Fischer-Watt Gold Company, Inc. (“Fischer-Watt”). The Company retained a 30% carried interest in respect of each TUSA property up to the completion of a feasibility study for any project encompassing any such property (a “Project”). Upon completion of a feasibility study, the Company’s carried interest in respect of such property will convert into a 30% working interest in the Project or the Company will have the option to dilute down to a 5% net profits interest. Fischer-Watt delivered to the Company a promissory note in the amount of US$325,327, including the closing date working capital adjustment (the “Promissory Note”). Fischer-Watt will secure the release of TUSA’s reclamation bonds and reimburse the Company the amount of US$930,000 less any applicable reclamation costs (the “Reclamation Receivable”). The Reclamation Receivable is expected to be in the amount of approximately US$875,000. Both the Promissory Note and the Reclamation Receivable are unsecured, non-interest-bearing and due August 31, 2009. Fischer-Watt is a Nevada-incorporated mineral exploration and development company with an existing gold property in Arizona. The Chairman, President and CEO of Fischer-Watt is Mr. Peter Bojtos, who is a director of the Company. The TSXV has approved this related party transaction. As at December 31, 2008, TUSA’s carrying values in the Company’s consolidated financial statements were as follows:

Working capital	$(85,805)
Restricted deposits	1,138,878
Asset retirement obligation	(63,679)
$989,394

B.

Business Overview

Tournigan is a mineral resource exploration company with a focus on the acquisition, exploration and development of uranium and gold properties in Europe. The Company’s principal uranium exploration properties are the Kuriskova and Novoveska Huta properties in Slovakia. The Company’s principal gold exploration properties are the Kremnica gold property in Slovakia and the Curraghinalt gold property in Northern Ireland. The Company has relocated its strategic and technical management office to Denver, U.S.A., maintains it’s corporate, financial, administration and investor relations office in Vancouver, Canada and has field offices in the towns of Kremnica and Spišská Nová Ves, Slovakia.

The Company is a reporting issuer in British Columbia, Alberta, Ontario and Yukon, Canada, and trades as a Tier 1 issuer on the TSX Venture Exchange under the trading symbol “TVC”, and on the Frankfurt Stock Exchange under the trading symbol “TGP”.

The Company’s flagship property is the Kuriskova project in Slovakia with a defined resource estimate and a preliminary assessment report underway. The Company’s focus is to advance the project to the feasibility stage and, if justified, to production.

The specific terms of all the Company’s material properties and exploration activity are described in more detail later in this Section in Item 4D “Property”.

The Slovakian government regulations that govern administration of geology, mining and environmental matters in Slovakia are important to the Company.

Administrative aspects of prospection/exploration and mining in Slovakia

Administration of Geology and Mining

Exploration for mineral resources is in Slovakia administered by the ministry of Environment, while mining itself is administered by the Ministry of Economy. At the Ministry of Environment it is the Division of Geology and Natural Resources, which directly oversees the field of geology. The division is headed by the director general and has two main departments: Legal Department and Department of Geological Research and Exploration.

According to the law No. 313/1991 the Ministry: (1) proposes concepts and plans of geological research and exploration, (2) contracts geological works budgeted by the government, supervises their realization, and approves their results, (3) ensures that results of geological activities are collected, archived and made available to users, (4) approves the reserves of exclusive minerals and issues statements thereof, (5) ensures evidence of exclusive minerals reserves, (6) grants the right to manage deposits of exclusive minerals during the prospection and exploration period budgeted by the government and the right to manage the unmined deposits, (7) guarantees an integrated system of geological information, (8) issues decrees as to staking, changing and cancelling the claims, (9) issues certificates of exclusive minerals deposits, and in coordination with appropriate governmental institutions protects mineral wealth, (10) issues licenses to firms and individuals to perform geological works, (11) deals with abandoned mines.

The state authority in the field of mining is the Main Mining Bureau at the Ministry of Economy. Its headquarters are in Banská Stiavnica. The Main Mining Bureau has five regional mining offices in Bratislava, Banská Bystrica, Košice, Prievidza, and Spišská Nová Ves.

According to the law No. 44/1988 in the wording of the law 214/2002 the Main Mining Bureau: (1) oversees mining activities in Slovakia, (2) administers regional mining offices, (3) takes measures concerning the rational exploitation of mineral resources, (4) takes measures concerning the safety regulations during mining, (5) carries out inspections of mining activities, (6) registers mining licences and their changes. Regional mining offices: (1) inspect compliance with the mining law and safety regulations, (2) inspect mining works and objects, (3) oversee use of explosives, (4) set, modify or cancel mining licences, (5) permit opening and exploitation of exclusive mineral deposits, (6) permit exploration by underground works, (7) issue permits for construction works in the area of mining licences.

The State Geological Survey

The role of the state geological survey is carried out by the Štátny Geologický ústav Dionýza Štúra (Geological Survey of Slovak Republic). The survey is based in Bratislava and has regional branches in Košice, Spišská Nová Ves and Banská Bystrica. It has 6 divisions (Regional Geology, Environmental Geology, Mineral Resources, Analytical Laboratories, Informatics and Accounting) and the Administration Office.

The geological survey carries out: (1) a systematic and comprehensive geological investigation of the state territory, including geological mapping, hydrogeology, engineering geology, environmental geology, and metallogeny, (2) mineral resource assessment, (3) exploration of mineral, water, and energy resources, of engineering and environmental geological factors, and of waste disposal sites, (4) geophysical and geochemical surveys, (5) chemical and technological analyses, (6) develops and operates an information system in geology and mineral reserves, including geological archives, (7) provides geological information,

(8) operates the central geological library of Slovakia, (9) publishing of geological maps, books and journals, (10) provides an impartial advise to government bodies and state institutions.

Beside the above mentioned duties the Survey cooperates with private investors on the contract basis, using its highly experienced staff and excellent information basis.

Essential regulations concerning business activities of foreign entrepreneurs in the field of geology

The Commercial Code, which regulates legal issues related to business activities of foreign entrepreneurs in Slovakia, states that any foreigner may undertake business activities on the territory of Slovakia under equal conditions and with equal scope as Slovak nationals. Any individual, or legal entity residing abroad, deemed to be foreign persons and having the right to do business abroad are deemed the entrepreneurs also by the Commercial Code.

However, being a foreign businessman compliant with the Commercial Code does not automatically mean that he/she is entitled to undertake business activities in the Slovak Republic. He/she qualifies to do so on employing a domestic partner resident in the Slovak Republic and the validity of such permission starts on the day of signing by this person and/or by his/her domestic partner, and on registering the scope of business in the Commercial Register. The pre-condition to register in the Commercial Register also applies to foreign individuals.

Each foreign individual registering in the Commercial Register as a person authorized to act on behalf of the entrepreneur must produce a Slovak residence permit. This permit must not preclude running profit activities. An applicant for registration in the Commercial Register must prove that at the latest, on the day of registration, he/she is entitled to carry out geological works, which are registered in the Commercial Register as the object of entrepreneurship. The Ministry of Environment of the Slovak Republic issues the licenses to undertake geological works in compliance with the Law No. 313/1999 and by the Regulation No. 141/2000 on granting licenses to undertake geological works.

Every individual attaches to the application for the license to undertake geological works a certified copy of the University, or Maturity diploma, a list of realized professional projects, a license of professional competence, or an application for the professional competence test.

The legal entity attaches to the application a Statement of the Commercial Register, or a document certifying establishment of legal entity (corporate contract, founding letter, or a decision of a foreign person to establish it’s filial in Slovak Republic). Furthermore, the application is supplemented by the documents of responsible representatives, in which the scope of his/her or responsible representative's accountabilities are marked.

The Ministry of Environment organizes professional competence tests to test theoretical knowledge, experience and know-how of applicable legal regulations and other instructions for projecting, realization and assessment of geological works. All those who undertake geological works, be it individuals, their responsible representatives, the representatives of legal entities, or project leaders, are liable to testing.

On successful completion of the test the Ministry issues a competence certificate, in which are stated the activities and the range for which the certificate has been issued. The professional competence is being tested quadrennially and each update is marked in the certificate.

With the objective to run business any foreign individual can take part in the establishment of a Slovak legal entity, or may become a partner, or a member of an already established Slovak legal entity. If it is not contradictory to the law he or she can establish a legal entity, or to became a sole partner of such. The Commercial Code does not bar any form of participation in business activities of nationals outside established legal entities, or to share activities within such entities, neither any form of commercial commitment relationship, based on, say, a tacit partnership contract, or a syndicate contracted in compliance with the Civic Code.

Geological and Mining legislation

Mining legislation in Slovakia is almost as old as mining itself. Regional mining rights named after major mining districts (Kremnica, Legnica, Banská Štiavnica) were effective before the year 1570. Maxmilian mining rights of the Austro-Hungarian Monarchy were in effect during next 280 years. A new General Mining Code of the Austro-Hungarian Monarchy was published in the year 1854. This mining code has survived even downfall of the monarchy and has been used without significant changes also in Czechoslovakia up to the year 1948, when it was changed due to nationalization of mining industry.

At present all geological and mining activities in Slovakia are regulated by three acts. These acts define essential rights and obligations of legal entities and individuals carrying out exploration and mining operations.

The Act of the Slovak National Council No 313/1999 on geological operations and geological administration determines the:

  conditions for projection, performance, and evaluation of geological operations,

  conditions for the issue of licences to undertake geological works and certificates of professional competence,

  rules governing granting and transfer of exploration licences,

  conditions for archivation and utilization of results of geological operations,

  role, position, and activities of the state administration in geology – Division of Geology and Natural Resources of the Ministry of Environment.

  role and duties of the state geological survey

The Act of the Slovak National Council No. 44/1988 on protection and exploitation of mineral resources (mining code) in wording of the Act No. 214/2002, determines the:

  ownership and administration of mineral resources,

  principles of protection and rational exploitation of mineral wealth,

  conditions for mining and mining licenses,

  reimbursement of damages due to mining activities.

The Act of the Slovak National Council No. 51/1988 and 499/1991, in wording of the Acts No. 154/1995 and 58/1998, determines the:

  conditions under which mining activity and activity performed by mining techniques can be carried out, particularly as regards safety regulations, environmental protection, and rational exploitation of mineral deposits, condition for the use of explosives,

  state mining administration.

Details are included in Regulations published in pursuance of these acts.

According to these acts geological operations (exploration) may be carried out by legal entities and individuals on the basis of license only, granted by the Ministry of Environment.

Exploration for exclusive minerals, which are the property of the State, may be carried out in exploration areas (claims) only, granted by the same ministry. The exclusive exploration area for a specified commodity is granted for up to four years and is renewable for another four years and additional two years. The size of the exploration area is limited to 250 square kilometres. The fee per square km per year was 3 000.- Sk during the first four years period, 6 000.- Sk during the second period and 9 000.- Sk during the last two years period. The Slovak Republic adopted the Euro on January 1, 2009 and these fees have not been restated. With each application for prolongation of the licence its area has to be reduced by at least 25%. Whereabouts of the application for the exploration licence are specified in the §46 of the Regulation 141/2000. The first application registered for the given exploration area has a priority, except of the case of the tender. Exploration areas are transferable. A special exploration licence is issued for the government paid exploration projects. The special exploration licence may be change to exploration licence. In such the case the ministry organises a tender.

The right to mine exclusive mineral deposit is given by granting a mining area (license) and by permission to perform mining activity. Both are issued by regional mining offices belonging to the Ministry of Economy. The owner of the exploration area (claim) has a priority to apply for a mining area (license) within 6 month from the approval of the ore reserves by the State Commission for Classification of Reserves, acting at the Ministry of Environment. Mining has to start within three years from granting of the mining area. A fee for the mining area is 5 000- Sk per square km a year. The Slovak Republic adopted the Euro on January 1, 2009 and these fees have not been restated. A system of royalties related to the production is also used. Foreign companies have the same rights and obligations as domestic ones.

Environmental legislation

Protection and improvement of the environment in the Slovak Republic is based mainly on the Act No. 287/1994 on the environment quoted in the Act of the National Council of Slovak Republic No. 222/1996. It defines basic terms and establishes basic principles of the environmental protection and obligations of legal entities and individuals in protecting and improving the environmental situation and in exploiting natural resources. Furthermore, the Act regulates responsibilities in terms of environmental protection.

The Act No. 127/1994 on the environmental impact assessment regulates the method of complex professional and public assessment of designed constructions, facilities and other activities prior to their approval in compliance with particular regulations, as well as in evaluation of some development concept proposals and generally obligatory legal instructions in terms of their expected environmental impact. Mineral exploration is not amenable to assessment of its compliance with this law, however, the mining activities are liable to such assessment. The Ministry of Environment of the Slovak Republic is authorized to assess the compliance of the activities with the law.

The Act No. 287/1994 in wording of the Act 222/1996 on protection of the environment and the country: Its objective is to support the measures taken to preserve variety and forms of life on the Earth, to create conditions for maintaining, regeneration and rational use of the natural resources, to protect natural heritage and characteristic scenery of the country and to attain and keep an ecological stability. Five levels of the country protection are in effect. The degree of restriction increases with the increasing level of protection. The first level is a general protection measure applicable to the whole territory of Slovak Republic. The second through to fifth protection levels apply as special protection measures to the protected areas and to protective zones.

The first level applies for the areas with no particular protection. To carry out any mining activities and activities using mining methods an approval of the environmental protection institution is required. The projects of geological works and their changes must also be approved.

To the protected areas applies the second protection level, which implies that the geological works, mining activities and other activities carried out by mining methods can only be made after having been approved by an environmental protection institution.

The third protection level is valid for the national park areas. Any geological works, mining activities and other works made by means of mining methods can be carried out after approval of an environmental protection institution. The second protection level applies to the national park protection zone.

The fourth protection level, applicable to protected grounds, natural reservations, or national natural reservations, bars any geological works, mining activities, or other activities carried out by mining methods.

The fifth protection level, applicable to the natural reservation areas, national monuments and to national natural monument areas, prohibits all geological works, mining activities, or other activities using mining methods.

The environmental protection institution accountable to impose the protection measure may, in justified cases, grant an exception from the enacted prohibitions. If the prohibition relates to a national park, the Ministry of Environment is the institution to decide. If a subject of prohibition is a natural monument, the District Court is the responsible institution to apply to.

There are other acts relating to geological, but mainly to mining activities. The first to mention is the Act No. 61/1977 on forests as quoted in the Act No. 14/1994, which regulate the terms of temporary (i.e. less than twelve years), or permanent exclusion of grounds from the Forestry Fund, including the payments due to the National Fund for Forestry Promotion. No exclusion of the forestry grounds from the Forestry Funds is required in the case of mineral exploration.

The use of agricultural land for other than farming purposes is regulated by the Act No. 307/1992 on Agricultural Soil Fund protection. To carry out a geological exploration program it is satisfactory to obtain an approval from the appropriate Agricultural Soil Fund Protection Institution. However, if the scope is to produce minerals, it is necessary to forward an application for exclusion from the Agricultural Soil Fund to the corresponding Agricultural Soil Fund protection institution. Any exclusion of grounds from the Agricultural Soil Fund will incur a levy to be paid by the entrepreneur to the National Fund for Protection and Promotion of Agricultural Soil Fund.

C.

Organizational Structure

As at September 30, 2008, the Company had the following four material directly held subsidiaries: Kremnica Gold a.s., and Ludovika Holding s.r.o., each incorporated under the laws of Slovakia; Dalradian Gold Limited under the laws of Northern Ireland; and Tournigan USA, Inc. incorporated under the laws of the State of Wyoming, United States of America. Tournigan owns all of the issued shares of each of these subsidiaries. On February 27, 2009 the Company completed the sale of Tournigan USA, Inc.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company's material subsidiaries at September 30, 2008.

D.

Property

MINERAL PROPERTIES

Cautionary Note to U.S. Investors – In this Annual Report we use the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are geological and mining terms as defined in accordance with NI 43-101 under the guidelines adopted by CIM, as CIM

Standards in Mineral Resources and Reserve Definition and Guidelines adopted by the CIM. US investors in particular are advised to read carefully the definitions of these terms as well as the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above.

URANIUM – KURISKOVA, SLOVAKIA (100% interest)

Resource

On February 24, 2009 Tournigan announced an updated resource estimate for its Kuriskova uranium deposit which more than doubles the amount of uranium contained in the indicated resource and significantly increases the grade of the indicated resource. SRK Consulting (U.S.), Inc. (“SRK”) has reviewed and audited the updated resource estimate.

Highlights:

  Tournigan’s 2008 infill drilling moved 8,084,000 pounds of U308 from the inferred resource category to the better defined and more confident indicated category

  The grade of indicated resource increased by 28% from 0.435% U308 to 0.558% U308

  The infill drilling demonstrated the presence of an exceptionally high grade zone of uranium mineralization which remains open along both strike and dip

  The estimate includes 3,261,000 pounds of molybdenum as a potential by-product (see table below)

The tight geological constraints that were used to model the indicated high-grade resource provide a high level of confidence in this zone while leading to a modest reduction in the number of pounds of uranium remaining in the inferred category. Exploration in or near this zone could replace or increase these pounds at a higher grade. There is also potential for further exploration drilling to increase the overall size of the deposit and for additional infill drilling to upgrade a significant additional portion of the current inferred resource to the indicated category.

The results of our recent infill drilling program which led to such a dramatic increase in both size and grade of the indicated uranium resource bodes well for the possibility of further increasing the size and quality of the deposit. This recent program was restricted to infill drilling in order to upgrade the quality of the resource as we advance Kuriskova toward feasibility.

There remains exploration upside both immediately adjacent to the Kuriskova resource and in the surrounding ground controlled by Tournigan. Our current estimated grade of 0.558% U308 compares favourably with most other uranium projects currently under development with grades in the order of 0.1% to 0.2% U308. This estimate also demonstrates the presence of a significant amount of molybdenum which could represent a byproduct credit. The resource estimate includes only molybdenum contained within the uranium resource.

The following tables summarize the current resource estimate:

Current Resource:

Kuriskova Resource Estimate February 2009 (SRK) – Cut-off 0.05%U *
		Tonnes		U3O8 lbs		Tonnes	Mo	lbs
	U%	(000)	%U3O8	(000)	Mo%	(000)	(000)
Total Indicated (Main zone )	0.473	1,191	0.558	14,654
Total Inferred
(Main and HW zones)	0.182	3,780	0.215	17,901	0.030	4,897	3,261

* Mo resource numbers represent Mo associated with Uranium resource blocks above a 0.05%U cutoff

Previous Resource announced by the Company on July 16, 2008:

Kuriskova Resource Estimate July 2008 (SRK) – Cut-off 0.05%U
		Tonnes		U3O8 lbs
Classification	U%	(000)	U3O8%	(000)
Indicated	0.369	685	0.435	6,570
Inferred	0.254	4,568	0.299	30,131

The updated estimate incorporates the results of 23 diamond drill holes totaling 9,267 metres that were drilled since the last resource estimate previously disclosed in a news release dated July 16, 2008. The estimate was prepared by Ravi Sharma, Tournigan’s manager of resources and reserves, under the supervision of SRK, who are preparing an NI 43-101 Technical Report to be filed with securities regulators by April 10, 2009. Allan V. Moran, principal geologist and Frank Daviess, principal resource geologist, who reviewed, audited and approved the current resource estimate, are both with SRK and are independent Qualified Persons as defined by NI 43-101.

Interpretation and outlining of mineralization was conducted section-by-section by incorporating geological, structural and assay information for each geological domain and by snapping points for hanging wall and footwall contact while performing section interpretation. Triangulations of outlines between sections were done to create 3D wireframe solids for each geological domain using Datamine Studio 3 software. Interpolation of grade to populate the block model within domain wireframes was carried out using inverse distance cubed methods and a dynamic anisotropy search option. The 3D wireframe solids of the previous resource estimate dated July 16, 2008 were updated with infill holes for the Main Zone and were reviewed by SRK. Interpolation and NI 43-101 compliant resource classification parameters were developed by SRK.

Tournigan is beginning a preliminary assessment (scoping study), including metallurgical testing, on the Kuriskova deposit expected to be completed before the end of the second quarter of 2009. Pre-feasibility and feasibility studies are expected to follow the preliminary assessment.

Next Steps

Total drilling at the Kuriskova deposit during fiscal 2008—included in, and subsequent to the July resource estimate—was 11,306 metres in 28 core diamond holes. Of these 17 holes totalling 6,659 metres was included in the July resource estimate.

As revealed by the July 2008 resource estimate, the infill drilling program between January 2007 and February 2008 increased the pounds of uranium in the high-grade Main Zone. Overall, the drilling upgraded close to 20 percent of the deposit to the indicated category with an average grade of over 0.4 percent U3O8. The Company continued infill and exploration drilling with the goal of adding pounds of uranium, increasing grade and bringing more of the deposit into the indicated classification.

The Company announced the results of ten diamond drill holes at its Kuriskova deposit on September 10, 2008 (eight holes) and October 7, 2008 (two holes). The ten infill drill holes, totalling 4,687 metres at Kuriskova include nine holes drilled within the higher grade areas of the Main Zone at depths of between 276 metres and 503 metres and one deep hole, drilled to a depth of 741 metres, added uranium mineralization at depth. The results of this work were incorporated in the February 2009 resource estimate.

On March 16, 2009 the Company awarded Pincock Allen Holt (PAH) of Lakewood, Colorado a contract for the preparation of an NI 43-101 compliant preliminary assessment (scoping study) of the Kuriskova uranium deposit. The work is expected to be completed by June 2009. Tournigan has also retained Resource Development Inc. (“RDI”) of Wheat Ridge, Colorado for metallurgical testing of Kuriskova samples, the results of which will be incorporated into the preliminarily assessment. In addition to the recovery of uranium, the metallurgical test work will also examine the recovery of molybdenum as a byproduct.

The result of the studies will provide insight into the mine plan and processing plant flow-sheet for Kuriskova. It will also provide a basis for determining capital and operating costs, project economics and will identify the environmental and permitting aspects of the project. Assuming a positive outcome after these studies are complete our plan is to initiate a pre-feasibility study which is expected to be completed in the first half of 2010.

Title, Location, Access and Infrastructure

The current exploration licence is registered as “Cermel-Jahodna – U-Mo, Cu ores”, and was granted on April 19, 2005 by the Geology and Natural Resources Department at the Ministry of the Environment of the Slovak Republic. The licence is valid until April 2009 with Company renewal options, and is subject to a number of conditions. The Company believes it has complied with all required conditions for renewal and expects to renew the license for the term allowed. Licence fees and work commitments are expected to be approximately $10,000 for fiscal 2009 and $35,000 for fiscal 2010.

The Kuriskova property consists of 32 square kilometres of mineral claims situated in a forest approximately 13 km northwest of the city of Kosice, a regional industrial centre in East-Central Slovakia. The property, which is easily accessible, lies close to the main road between Kosice in the southeast and the town of Spišská Nová Ves in the northwest. The project is accessible off the main road along a network of minor, unsurfaced tracks that traverse the forest, and give access to the project area.

With the exception of a royalty payment to the Government of Slovakia, the Kuriskova project is not known to be subject to any royalties, back-in rights, payments, or other agreements and encumbrances. The Government of Slovakia is entitled to a royalty to be paid as a percentage of net profit. The royalty rate is up to 10%.

Subject to confirmation in future technical studies, the Company assumes that water and power infrastructures will be available.

History

The Company acquired the Kuriskova uranium licence and surrounding claims on June 7, 2005. The acquisition cost of the property was nil. The Company commenced its initial drill program on the property in September 2005.

Uranium mineralization was originally discovered at Kuriskova in 1985. Up to the time of the demise of the Soviet Union in 1989, all uranium exploration and mining in Czechoslovakia was conducted by state-owned organizations. In 1993 the state of Czechoslovakia split into the countries of the Czech and Slovak Republics. Work on state funded projects such as the Kuriskova deposits stopped in 1996 when the country returned to a market economy system and the state stopped funding its mining projects.

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

Uranium and molybdenum mineralization is localized along the contact of overlying (younger) metamorphosed volcanic rocks and an underlying (older) unit of metamorphosed sediments (shales and quartzites). Most of the mineralization occurs within an andesitic volcanic unit and is only rarely observed in the underlying sediments. Radiation and uranium mineralization is detectable with a hand-held scintilometer and by outcrops along the meta-andesite – meta-sediment contact above the deposit.

Politics and Environment

The Government of Slovakia is very supportive of the expansion of nuclear power. Slovakia approved a Strategy for Energy Security on October 15, 2008, focused on the next three decades. In this strategy, it is recognized that the energy requirements for the Slovak Republic will need to be sourced from a mixture of energy types, of which nuclear energy will be an important component. At present, nuclear fuels in Europe are only sourced from Russia and France. Taking into consideration the sourcing of raw materials for nuclear energy in the future, it is realistic to expect that nuclear energy producers will require their customers to supply the raw uranium requirements as a form of trade-in payment. Accordingly, the sourcing of raw uranium supply from domestic operations has the potential of decreasing Slovakia’s dependence on foreign sources. The supplying of raw uranium materials to its nuclear energy can be accomplished by amending the relevant Slovak laws and strategic initiatives, including the Raw Material Policy, to create a suitable legislative climate for the mining and use of raw material produced in Slovakia such as that from Jahodna (Kuriskova), Novoveska Huta and Kalnica-Selec.

Opposition to nuclear power and uranium mining by non-governmental organizations has been noted as is typical for projects of this nature. The Company is addressing these concerns through public consultation and is actively meeting with local community members to assess any concerns they might have, and conducted environmental and social impact studies during 2008. The Company would proceed to development when it was confident that the project would comply with environmental requirements utilizing best industry practices.

URANIUM - NOVOVESKA HUTA, SLOVAKIA (100% interest)

Resource

Novoveska Huta Historical Uranium Deposit (Uranpres, DANIEL J. et al., 1986) Slovak P & Z-3 Resource Category(1)
Uranium(2) U308%	Tonnes	Uranium lbs U308
0.075	12,000,000	19,970,000

(1) The Company has reviewed the above historical resource estimates and views them relevant. The Company believes that the historical resource estimates are reliable based on the historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company's deposits in particular. The above Slovak Resource Category is a combination of P and Z-3, which is roughly analogous to the Canadian Institute of Mining, Metallurgy and Petroleum's definition for Inferred Resources. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not classified according to CIM's Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates at they are not compliant with Canada’s National Instrument 43-101 standards.

(2) Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17.

The Company is evaluating the historic database and expects to complete a resource estimate compliant with National Instrument 43-101 standards for the Novoveska Huta uranium deposit in the future. Total drilling, including confirmation and step-out drilling on the deposit during fiscal 2008 was 4,131 metres in eight core holes. The upcoming resource estimate will include the results of drilling in the first and second fiscal quarters of 2009, the fiscal 2008 drill program, and five holes totalling 2,810 metres completed October 2006 to September 2007. The drill program is also intended to confirm historical information including more than 40 surface drill holes and 662 underground chip samples collected by the property’s prior owners.

The Company acquired Novoveska Huta, consisting of 21.5 km² in a single exploration licence, in June 2005. The property, once a producing copper mine with open pit and underground operations, was shut down in the early 1990's due to low commodity prices and the collapse of the former socialist economy. The previous owner completed underground development exceeding 5,500 metres on 5 vertical levels. The Novoveska Huta property is included in the Spišská Nová Ves mining and exploration licence. The Company has no asset retirement obligations relating to the Spišská Nová Ves mining licence.

In June 2008, the Company reported drill results from 12 diamond drill holes totaling 5,540 metres on the deposit. The holes, drilled to depths of between 200 to 657 metres, were designed to twin historical holes as well as explore the deposit to the east and provide structural analysis of the deposit. Drill results which have been reported are from one hole drilled in 2006, nine drilled in 2007and two in 2008.

On September 10, 2008 the Company released the results of one step-out hole at Novoveska Huta, LH-NH-12, drilled to a depth of 785 metres. The hole was drilled 166 metres east of previously disclosed hole LH-NH-11. Results from the downhole radiometric logging of hole LH-NH-12 are as follows:

Novoveska Huta Uranium Deposit, Slovakia
Hole	Intersection	From	To	Length	% eU3O8
LH-NH-12	I*	690.2	696.4	6.2	0.157
	II*	755.8	779.8	24	0.106
	including	755.8	773.4	17.6	0.131

* Two intersections of LH-NH-12 are from the same mineralized body truncated by a fault

The step-out hole demonstrated that mineralization at Novoveska Huta extends along strike to the east. The Company plans to focus the next stage of exploration on better defining the higher-grade portion of the deposit, on expanding the overall resource and on heading toward a National Instrument 43-101 and CIM compliant resource estimate.

URANIUM – SPISSKA TEPLICA, SLOVAKIA (100% interest)

Property Description and History

The Company has a 100% interest in the Svabovce and Spissky Stiavnik deposits in eastern Slovakia. There are at least seven documented occurrences of Permian sandstone-hosted uranium mineralization within the 45 square kilometres Spisska Teplica exploration licence. These include two partially mined-out underground mine occurrences that host historically estimated uranium resources. A digital database of historical exploration, development and mining information is currently under review.

Both the Svabovce and the Spissky Stiavnik historical estimates were completed by Uranovy Prieskum in 1968 and 1970. The historic resource estimate gave the following results:

Historical Uranium Deposits (Uranovy Prieskum, 1968-70 (1))
Slovak Resource Category
	Uranium (2)	Tonnes	Uranium
	U3O8%		lbs U3O8
Svabovce	0.224	1,489,000	7,350,000
Spissky Stiavnik	0.200	294,000	1,300,000

The historical estimates were completed using a block model method and a cutoff grade of 0.015% .

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

URANIUM – USA

In 2008 the Company determined that its USA uranium properties held by its US subsidiary were non-core assets and announced the sale of the subsidiary on October 3, 2008 which concluded on February 27, 2009. See Item 4 A. Principal capital divestitures subsequent to September 30, 2008 for more information.

GOLD – KREMNICA, SLOVAKIA (100% interest)

Reserve and Resource

The Kremnica gold deposit has a probable reserve of gold and silver as well as a measured and indicated resource of gold and silver. The probable reserve consists of 730,500 ounces of gold and 5,781,400 ounces of silver in 16,229,000 tonnes of material grading 1.40 grams of gold per tonne and 11.08 grams of silver per tonne, based upon 6,000 tonnes per day of production. The measured and indicated resource, using a 0.5 grams AuEq per tonne cut-off, consists of 1,040,629 ounces of gold and 8,634,180 ounces of silver contained in 23.6 million tonnes at an average grade of 1.37 grams gold per tonne and 11.36 grams silver per tonne. There is an additional inferred resource of 344,961 ounces of gold and 2,135,151 ounces of silver contained in 10.6 million tonnes at an average grade of 1.01 grams gold per tonne and 6.27 grams silver per tonne.

The reserve and resource are based on a pre-feasibility study of Kremnica prepared by Beacon Hill Consultants (1988) Ltd. of Vancouver. The Company filed the pre-feasibility study with securities regulators on July 13, 2007.

Kremnica Gold Deposit, Resource Estimate (Beacon Hill, July 2007)

Category	Cut-off	Tonnes	Au	Ag	AuE	Au	Ag	Au
	Grade		g/t	g/t	q g/t	Ounces	Ounces	Equivalent
	g/t AuEq				(1)			Ounces
Measured	0.50	8,228,885	1.61	13.32	1.81	425,157	3,525,070	478,070
Indicated	0.50	15,413,258	1.24		1.40	615,472	5,109,110	691,786
Measured +Indicated	0.50	23,642,143	1.37	11.36	1.54	1,040,629	8,634,180	1,169,856
Inferred	0.50	10,591,781	1.01	6.27	1.11	344,961	2,135,151	376,972

(1) AuEq is based upon 66.7:1 Ag:Au.

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

The pre-feasibility studies base case indicates that the project could recover 674,437 ounces of gold with an internal after tax rate of return (IRR) of approximately 13%, assuming a gold price of US$525 per ounce and a silver price of US$9.25 per ounce. The pre-feasibility study also indicated an IRR of 26% assuming a gold price of US$675 per ounce. The Company is progressing with its efforts to optimize the project's economics.

Tournigan continued in 2008 to infill drill the deposit and gather geotechnical information about the property. The 2,215 metres of geotechnical drilling was in support of a groundwater monitoring program, a detailed open pit design and the siting of the tailings facility and the processing plant. The Company has also commenced base line data gathering for environmental purposes.

Next Steps

Kremnica has historically produced more than 1.5 million ounces of gold, essentially from one vein system. This epithermal vein represents only a small fraction of an area of at least 120 square kilometres of Tertiary-age volcanic rocks. These rocks exhibit alteration and geochemical anomalies indicating the possibility of additional significant mineralization. Although there has been some reconnaissance exploration in the surrounding prospective ground, most exploration has focused on the footprint of the historic mining. The Company believes that there is the potential to discover one or more additional mineralized systems similar to Kremnica in the adjacent ground within the Company’s exploration licenses, to the south of the historic resource.

The Company’s staff is compiling the historic exploration data along with data generated during the 2008 geochemical sampling program to produce a district-scale compilation of geologic, structural, geochemical and geophysical data. It is expected that the result of this compilation will be the generation of new targets which may be worthy of follow up.

Kremnica Gold Project pre-feasibility study summary
(Beacon Hill, May 2007)
Gold Recovered (life of mine)	674,500 ounces
Silver Recovered (life of mine)	3,739,000 ounces
Gold Price Used	US$525/oz
Silver Price Used	US$9.25/oz
Capital Cost (millions)	US$106.2
Ongoing Capital and Reclamation (millions)	US$24.2
Operating Cost per Gold Equivalent Ounce	US$227.00
Production Rate (tonnes milled per day)	6,000
Strip Ratio (Ore to Waste)	1.61
Metallurgical Recovery (Gold)	93.0%
Metallurgical Recovery (Silver)	66.0%
Mine Life	7.7 years
Approximate Payback Period	4.4 years

Gold Price	Cash flow (After Tax)	IRR
(US$ per ounce)	(US$ millions)
$375	($12,617)	-2.55%
$425	$17,198	3.29%
$475	$46,802	8.53%
$525 (Base Case)	$75,028	13.08%
$575	$101,895	17.07%
$625	$128,762	20.79%
$675	$169,063	26.00%

Title, Location, Access and Infrastructure

The Kremnica project comprises three contiguous properties: the Kremnica mining licence, called MHD-D.P.12 and the Lutila and Vyhne exploration licences, which, based on the Slovak JTSK coordinate system, are 11.79 square kilometres, 63.11 square kilometres and 36.86 square kilometres in area, respectively. The mining licence and exploration licence have been legally surveyed, are contiguous and cover all known mineralized areas within the Kremnica district.

The property is comprised of the Kremnica mining licence, which expires in June 2009, and also the Lutila and Vyhne exploration licences, which expire in March 2012 and February 2013, respectively, with Company renewal options. Aggregate licence fees and work commitments are expected to be approximately $118,000 for fiscal 2009 and $140,000 for fiscal 2010.

All known mineral resources, as well as potential areas for future operations, waste rock disposal, tailings dam sites, and processing plant sites, are contained within the mining and exploration licences. According to the MHD-D.P.12 mining licence, the Mining Bureau permits new mining projects. The current permit allows only for protection and preservation of the old mine workings and is valid until December 2010, after which a new permit for work must be obtained.

With the exception of a royalty payment to the Government of Slovakia, the Kremnica project is not known to be subject to any royalties, back-in rights, payments, or other agreements and encumbrances. The Government of Slovakia is entitled to a royalty of 5%.

Attached to the Kremnica gold mining licence is an asset retirement obligation of $90,392 as at September 30, 2008. The primary obligation is for the restoration of the previously-mined open pit. Based on the Company’s mine development plans, settlement of this liability is expected to occur in 2022. The total undiscounted amount of estimated cash flows to settle the obligation is estimated to be $1,161,000. This amount was discounted at a credit-adjusted risk-free rate of 20% to estimate the fair value of $90,392.

The Kremnica property is located in central Slovakia, approximately 190 km northeast of Vienna, Austria (a four-hour drive). The town of Kremnica (pop. 6,000) and several hundred privately owned properties lie within the boundaries of the mining licence. The town is 17 km west of central Slovakia's largest city, Banska Bystrica and is accessible by train from Bratislava, the capital and largest city in Slovakia. Access to the property is by paved roads and a network of old mining and forestry tracks.

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

History

Gold mining commenced at Kremnica as early as the 8th century and is relatively well documented from the year 1328 forward. Production has totalled 46,000 kg (1.5 million ounces) gold and 208,000 kg (6.7 million ounces) silver. Past production was from open pits and underground mine workings.

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

A primary environmental objective for mine development, operations and post-mining reclamation is to protect the regional groundwater and surface waters through proper location, construction and maintenance of the tailings storage facility (the “TSF”) as well as constructing a cyanide destruction facility in the process plant. The Company believes the Kremnica project has an appropriate TSF location that complies with Slovakian environmental legislation. The site is generally grassed with only a small portion of forest. The environmental impacts are expected to be relatively low.

The proposed TSF location also has other advantages, including the following:

  It is within a valley, and therefore generally hidden from view;

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

  Removing and possibly treating excess ponded water within the impoundment;

  Constructing a dry engineered cover over the tailings surface. The excess clean waste rock will be used to cover the tailings surface followed by a layer of topsoil;

  Removing the seepage monitoring system when water quality is shown to be acceptable;

  Removing and regrading all access roads, ponds, ditches, and borrow areas; and

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

The resource estimate is from a study prepared by independent consultant Micon International Limited of Toronto. The Micon employee responsible for the study was Dibya Kanti Mukhopadhyay, an Independent Qualified Person as defined by Canada’s National Instrument 43-101 policy for the disclosure of mineral projects. The resource study, dated November 29, 2007, was filed with securities regulators on January 17, 2008.

The resource estimate is based on 264 drill holes with hole spacing ranging between 30 and 100 metre centres. The study incorporated results from a 24-hole, 11,934-metre drilling program conducted by the Company in calendar 2006 and calendar 2007 which confirmed that the mineralized resource zone extends a further 300 metres to the southeast and remains open. Deep drilling to the northwest confirms that all the primary resource veins are present, and several new veins have been identified. A detailed structural review has considerably enhanced the Company's understanding of the deposit.

Curraghinalt Gold Deposit, Indicated & Inferred Resource (Micon, November 2007)

Indicated Resources			Inferred Resources
Tonnes	Grade (g/t)	Ounces	Tonnes	Grade (g/t)	Ounces
570,000	13.95	250,000	640,000	17.15	350,000

Cut-off Grade 6 g/t gold, > 1m Thickness

Next Steps

During fiscal 2008, Tournigan completed 2,390 metres of core infill and step-out drilling. The Company believes the Curraghinalt property has substantial exploration potential.

On February 28, 2008, the Company provided the results of CT-53, a deep drill hole at Curraghinalt. The hole was not included in the November 29, 2007 resource estimate as it was completed post deadline for resource evaluation. CT-53 was drilled to a depth of 501 metres and located to the north of the main resource zone. It was drilled as part of a program to test the down dip extension of the main resource. The hole intersected 16 mineralized veins including seven of particularly high grade. CT-53 returned similar vein grades and widths to those recorded in hole CT-26; the last deep hole in the deposit that was included in the November resource estimate.

Highlights include:

From	To	Width (m)	g/t Au
57.25	58.25	1.00	9.0
78.37	79.37	1.00	9.7
165.64	166.64	1.00	18.1
175.58	176.58	1.00	10.6
370.04	371.04	1.00	15.7
430.07	431.12	1.05	66.9
444.79	445.79	1.00	22.8

Dalradian Gold Limited (“Dalradian Gold”) Earn-In Option Agreement

On December 22, 2008 the Company announced a binding earn-in option agreement for its Northern Ireland gold properties held through its wholly-owned subsidiary Dalradian Gold. Under the terms of the option agreement, C3 Resources, Inc. (“C3 Resources”) has the option to pay the Company a total of $9,250,000 in four staged payments in exchange for increased equity interests totalling up to 90% in Dalradian Gold, in addition to C3 Resources funding 100% of the project expenditures until the completion of a bankable feasibility study (the “Option”). The payments were or will be paid by C3 Resources to the Company in the following earn-in phases:

(e)

Up-front payments of $1,000,000 paid as follows: $375,000 (paid in October 2008), $450,000 to be paid on receipt of approval for the transaction from the TSX Venture Exchange (paid in January 2009), and a further $175,000 which is payable on or before April 15, 2009 (extended by agreement from March 31, 2009);

(f)	$3,250,000 upon the completion of an updated NI 43-101 compliant resource definition, on or before December 31, 2010 (the “First Earn-In”);

(g)	$1,750,000 upon completion of a NI 43-101 compliant pre-feasibility report, on or before December 31, 2011 (the “Second Earn-In”); and,

(h)	$3,250,000 upon completion of a NI 43-101 compliant bankable feasibility study, on or before June 30, 2013 (the “Third Earn-In”).

Upon completion of the First Earn-In, C3 Resources will hold an equity interest of 51% in Dalradian Gold, and the Company and C3 Resources will enter into joint-venture agreement. C3 Resources will have the option to continue to solely fund the activities required to complete the Second Earn-In (67% interest) and to subsequently continue to solely fund the activities required to complete the Third Earn-In (90% interest). Alternatively, if C3 Resources has paid the Company total of $8,250,000 pursuant to the First, Second and Third Earn-Ins, C3 Resources will be deemed to have satisfied and exercised the Third Earn-In and will be entitled to exercise an Advanced Earn-In option to purchase an additional 23% interest, resulting in an aggregate 90% equity interest in Dalradian Gold. The Company may then participate in the Dalradian Gold project by sharing expenditures with C3 Resources on a pro rata basis, or convert its 10% interest to a 5% net profits interest royalty with respect to precious metals production and a 1% net smelter return royalty with respect to base metals production.

Alternatively, after exercising the option to earn the First Earn-In (51% interest), C3 Resources may choose not to continue to solely fund the activities required to continue increasing its interest in Dalradian Gold, at which time the Company and C3 Resources would participate in Dalradian Gold on a pro rata basis pursuant to the joint-venture agreement.

Title, Location, Access and Infrastructure

The Curraghinalt property consists of approximately 844 square kilometres contained in four contiguous prospecting licences, which expire between April 2009 and January 2010 with Company renewal options. The licences are located in County Tyrone in Northern Ireland, approximately 15 kilometres northeast of the town of Omagh (pop. 17,000) and 127 kilometres west of Belfast (a 1.5 hour drive).

The mineral rights conferred by the licences are held in the name of Dalradian Gold Limited (formerly Ulster Minerals Limited) under terms of Licence Agreements with the Government of Northern Ireland (Department of Enterprise Trade and Investment) for base metals, and the Crown Estate Commission for precious metals. Production is subject to a 2% net smelter royalty payable to Minco plc. Aggregate licence and work commitments are expected to be approximately $1,125,000 for fiscal 2009 and $365,000 for fiscal 2010.

Highways, public roads, private roads and local farm tracks provide access to and run within the property boundaries. Within the property boundaries there are ample sources of water. A major power line sub-station is located at Plumbridge, approximately nine km northwest of the property and roughly six km north of the village of Gortin. The claim block is sufficiently large for the location of mine infrastructure requirements such as mill and office buildings, waste dumps and tailings storage areas.

History

In November 2002, the Company signed a letter of agreement to acquire up to a 75% interest in the two Prospecting Licences. A further agreement dated February 12, 2004 consolidated the Company’s interest to 100% in both licences through an acquisition by the Company of Ulster Minerals, which at that time was Strongbow’s Exploration Inc.’s wholly-owned subsidiary. Closing took place on December 16, 2004. Consideration for the acquisition of Ulster Minerals was 5,000,000 common shares of the Company at a fair value of $2,350,000. In 2007, the Company issued a further 500,000 common shares to Strongbow to terminate Strongbow’s rights to future share or cash payments from the Company.

The Company began exploration work on the property in April 2003. Since then the Company has completed a detailed project compilation and review of the historical database, performed underground mapping, structural analysis, soil geochemical surveys, infill and step-out drilling and limited geophysical surveys over the entire Curraghinalt vein system. In addition, numerous other promising targets have been identified that may expand the currently defined resource.

Previous exploration at Curraghinalt in the 1980's and 1990's consisted of more than 17,000 metres of drilling and 697 metres of underground development work as well as extensive surface trenching.

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

Politics and Environment

The Company intends to conduct appropriate environmental studies and would proceed to development only when it was confident that the project would comply with environmental requirements. The Company has been advised that the Owenkillew River has been designated by the Government of Northern Ireland as an Area of Special Scientific Interest due to the presence of certain flora and fauna. The river drains that part of the property containing the Curraghinalt gold deposit via the Curraghinalt and Attagh Burn streams and the Glenlark River.

None of Tournigan’s properties contain known ore reserves and all work programs are exploratory searches for ore grade mineralization.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

Management’s discussion and analysis is presented in relation to the financial statements of Tournigan, which statements are prepared as a going concern in accordance with Canadian GAAP.

Results of Operations for the year ended September 30, 2008 compared to the thirteen months ended September 30, 2007

Since September 1, 2005 the Company has received cash from financing activities of $57,712,465, substantially all from the issuance of share capital. The Company used cash of $35,122,680 in investing activities, primarily mineral property expenditures, and $11,570,252 to fund its operating activities. As at September 30, 2008 the Company’s cash balance was $12,666,749.

For the periods presented, the Company had no revenues, no longer term debt and did not declare or pay any dividends. The Company incurred a net loss of $15,291,884 or $0.12 per share in fiscal 2008, an increase of $8,012,913 from the fiscal 2007 net loss of $7,278,971. The weighted average number of common shares increased to 122,697,859 in 2008 from 115,491,071 in 2007, mainly as a result of the warrants exercised in fiscal 2007.

Exploration Property Costs Expensed

Exploration property costs expensed, net of mineral property earn-in income, was $8,608,138 for fiscal 2008 compared with $827,582 for fiscal 2007. The increase was largely due to mineral property costs written-off. In the first quarter 2008, the Company decided to abandon the Brehov precious metals and VMS property located in Slovakia. The Company terminated its earn-in agreement for the Brehov property and did not renew the surrounding Novosad exploration licence. Brehov deferred exploration costs in the amount of $345,114 were written off in the first quarter 2008. In the third quarter 2008 the Company terminated its earn-in agreement with AuEx Ventures Inc. for three gold and gold-silver properties in Nevada, U.S.A. Deferred exploration costs in the amount of $734,308 were written-off. In October 2008 the Company announced the sale of Tournigan USA Inc. Based on the fair value of the expected disposal proceeds, the Company determined its USA uranium properties were fully impaired and recorded a write-off of $7,131,046 in the fourth quarter of fiscal 2008. Property investigation expenses were $300,586 in fiscal 2008 compared with $874,476 in 2007. These costs mainly related to the pursuit of investment opportunities in Eastern Europe.

Expenses

Expenses decreased to $6,873,335 in 2008 from $8,326,111 in fiscal 2007. Generally expenses decreased due to fiscal 2007 being a thirteen month period instead of a twelve month period.

Employee salaries and fees to directors and contractors increased by $290,963 to $2,521,037 for fiscal 2008 compared with 2007. The increase mainly relates to severance costs of $733,709 in fiscal 2008 compared with $225,051 in fiscal 2007. Subsequent to September 30, 2008 the Company decided to close its Vancouver head office and terminated five head office employees. Severance costs related to these terminations are expected to be approximately $380,000 and will be recorded in fiscal 2009. The Company has outsourced its CFO, Corporate Secretary and accounting functions to reduce its costs.

Employee and director stock options are measured at their fair value on the grant date and recognized over the vesting period. Non-employee stock options issued to contractors and consultants are measured at their fair value on date of vesting. Prior to vesting, non-employee stock options are recognized based on the service provided to the reporting date and then-current fair values, which are correlated to changes in the Company’s stock price and its volatility. The costs of stock-based compensation are allocated between the statement of loss as stock-based compensation expense and the balance sheet as capitalized exploration property costs.

The following schedules present the details and changes in the components of stock-based compensation for fiscal 2008 compared with fiscal 2007:

	Change $	Year Ended September 30, 2008 $	13 Months Ended September 30, 2007 $
Employees and directors	(577,434)	1,837,176	2,414,610
Non-employees	(1,281,776)	(230,869)	1,050,907
Total stock-based compensation cost	(1,859,210)	1,606,307	3,465,517
Less: capitalized to exploration properties	626,099	(25,852)	(651,951)
Stock-based compensation expense	(1,233,111)	1,580,455	2,813,566

Total stock-based compensation cost decreased by $1,859,210, mainly due to the decrease in stock-based compensation cost for non-employees of $1,281,776. The fair value of unvested non-employee stock options significantly declined in 2008 compared with a significant increase in fiscal 2007. The Company’s share price decreased by 92% to $0.22 in fiscal 2008 compared with an increase of 37% to $2.80 in fiscal 2007. Due to the decline in the fair value of unvested non-employee options, portions of previously-recorded non-employee stock-based compensation were reversed in both the statement of loss and from deferred exploration property costs in fiscal 2008. Otherwise the decrease in total stock-based compensation cost and expense was due to the decline in the fair values of stock options granted in 2008 compared with 2007, which once again reflected the decline in the Company’s share price.

Public, government and investor relations expense increased by $89,343 to $1,029,111 for fiscal 2008 compared with 2007. These costs mainly relate to the Company’s activities in Slovakia to facilitate the permitting of its uranium projects. Audit, legal and other professional expense decreased to $555,364 from $1,011,531 in 2007. The $456,167 decrease was due to 2007 costs related to SOX and audit, accounting and legal fees for the Company’s financial restatement.

Other Income (Expense)

Interest income decreased by $944,999 to $825,081 for fiscal 2008 mainly due to the decrease in interest-bearing deposits and short-term investments. Interest income is expected to continue to decline as the Company consumes its cash. Financial advisory fees of $298,404 were incurred in 2008 (and will be incurred in fiscal 2009) to assist the Company in evaluating corporate alternatives to maximize shareholder value. Due to significant and prolonged declines in the fair values of the Company’s marketable securities, the Company recorded an impairment loss on marketable securities of $216,340 in the fourth quarter of fiscal 2008. Deferred reorganization costs of $149,671 were written off in fiscal 2008 as the Company has no plans to complete the previously proposed reorganization.

Uranium Mineral Properties

The uranium property balances increased by $2,710,145 to $15,024,618 as at September 30, 2008. Expenditures on Slovakian and USA uranium were partially offset by the full write-down of USA uranium.

Expenditures on the Kuriskova property were $6,133,380 in fiscal 2008 compared with $3,671,599 for fiscal 2007. Mapping and surveying costs decreased to $72,609 in 2008 from $604,337 as the Company performed an airborne survey in 2007. Drilling and assay costs were $4,403,834 in 2008 compared with $2,298,291 in fiscal 2007. The Company substantially increased its drilling with 11,000 metres drilled in 2008 compared with 6,000 metres in 2007. The costs of studies and evaluations increased to $812,662 in 2008 compared with $131,217 in 2007 as the Company released two resource estimates in fiscal 2008. Other Slovakian uranium property costs capitalized for fiscal 2008 were $1,760,598 compared with $1,644,032 in 2007. Most of these costs are for the Novoveska Huta property. The Company incurred $1,419,199 in drilling and assay costs in 2008 for the drilling of 4,131 metres compared with 2007 costs of $749,028. The 2007 included $587,796 in mapping and surveying costs, mainly for the airborne survey.

The Company incurred 2008 costs of $1,947,213 for its uranium exploration properties in the United States compared with $4,056,243 in 2007. In October 2007 the Company entered into an agreement to acquire 100 per cent ownership of its U.S. uranium properties from Sweetwater River Resources LLC (the “Sweetwater Buyout”). Prior to closing of the Sweetwater Buyout, the Company’s interests in the properties were held through its option agreement with Sweetwater. Closing of the acquisition occurred on February 29, 2008. Thereafter, the USA uranium assets were held by the Company’s wholly-owned subsidiary TUSA. Total Sweetwater Buyout consideration was $1,100,815. The Company paid $592,000 and US$50,000 of which $100,000 was placed in escrow and, in addition, the Company issued 340,000 shares to Sweetwater at a fair value of $1.35 per common share. The escrowed monies were released to Sweetwater on January 9, 2009. The Company re-valued its asset retirement obligation costs capitalized and decreased the property balance by $901,423 in fiscal 2008.

On October 2, 2008 the Company announced a binding agreement to dispose of TUSA to Fischer-Watt Gold Company, Inc. (“Fischer-Watt”). Fischer-Watt will acquire TUSA for an earn-in structure and certain deferred cash payments. Fischer-Watt will grant the Company a 30% carried interest in respect of each TUSA property up to the completion of a feasibility study for any project encompassing any such property (a “Project”). Upon completion of a feasibility study, the Company’s carried interest in respect of such property will convert into a 30% working interest in the Project or the Company will have the option to dilute down to a 5% net profits interest. Fischer-Watt will deliver to the Company at closing a promissory note in the amount of US$309,500, subject to a closing date working capital adjustment (the “Promissory Note”). Fischer-Watt will also secure the release of TUSA’s reclamation bonds and reimburse the Company the amount of US$930,000 less any applicable reclamation costs (the “Reclamation Receivable”). The Reclamation Receivable is expected to be in the amount of approximately US$875,000. Both the Promissory Note and the Reclamation Receivable are unsecured, non-interest-bearing and due August 31, 2009. The transaction is expected to close in February 2009. Fischer-Watt is a Nevada-incorporated mineral exploration and development company with an existing gold property in Arizona. The Chairman, President and CEO of Fischer-Watt is Mr. Peter Bojtos, who is a director of the Company. The TSX-V has approved this related party transaction. Based on the fair value of the disposal proceeds, the Company determined its USA uranium assets were fully impaired and recorded a write-off of $7,131,046 in the year ended September 30, 2008. The disposition occurred on February 27, 2009.

Gold Mineral Properties

Gold property balances increased by $2,916,276 to $23,294,937 as at September 30, 2008. Expenditures on Kremnica and Northern Ireland were partially offset by the write-off of the Company’s Nevada assets.

Expenditures on the Kremnica gold property were $2,067,355 in fiscal 2008 compared with $3,239,535 in fiscal 2007. Drilling and assay costs of $1,056,112 incurred in 2008 mainly related to confirmation drilling of 2,215 metres. Drilling and assay costs in 2007 were $875,572 for exploration drilling of approximately 800 metres on Kremnica South. The costs of studies and evaluations were $530,352 in 2007 and primarily for the pre-feasibility study announced in May 2007.

Expenditures on Northern Ireland were $1,538,289 in fiscal 2008 as compared with $3,171,450 in fiscal 2007. The 2007 amount includes $1,407,850 in acquisition costs. In February 2007, the Company renegotiated the purchase and sale agreement related to its wholly- owned subsidiary, Dalradian Gold Limited, which holds the Company’s mineral exploration licences. The Company issued 500,000 common shares at a fair value of $1,400,000 to Strongbow Exploration Inc. as consideration to terminate the Company’s remaining contingent common share and income tax benefit obligations to Strongbow. Excluding 2007 acquisition costs, exploration and development costs decreased by $225,311 to $1,538,289 in fiscal 2008. Drilling and assay costs were $704,615 in 2008 as the Company drilled 2,390 metres. Studies and evaluation costs of $157,143 in fiscal 2008 were mainly for the new resource estimate released in December 2007.

Restricted Deposits and Asset Retirement Obligations

The Company’s asset retirement obligations were $145,507 as at September 30, 2008 compared with $985,692 as at September 30, 2007. In fiscal 2007 the Company commenced site preparation and exploration drilling on its properties in Arizona and Wyoming. In fiscal 2008 the Company ceased these activities and commenced remediation of these sites. The asset retirement obligation was adjusted downward to $55,115 based on the remediation work performed and new estimated cash flows. The Company provided reclamation deposits of $985,707 (US$930,000) with USA Government agencies for its legal obligations for site restoration and clean-up costs. These restricted deposits and the related asset retirement obligation are expected to be disposed to Fischer-Watt in February 2009. Accordingly, the restricted deposits and asset retirement obligations have been presented as current assets and liabilities.

In Slovakia, the Company’s asset retirement obligation was $90,392 as at September 30, 2008 compared with $59,133 as at September 30, 2007. This obligation is attached to the Kremnica gold property mining licence. The primary obligation is for the restoration of the previously-mined open pit. Based on the Company’s mine development plans, settlement of this liability is expected to occur in 2022. The total undiscounted amount of estimated cash flows to settle the obligation is estimated to be $1,161,000 (September 30, 2007 - $911,000). This amount was discounted at a credit-adjusted risk-free rate of 20% to the estimate fair value as at September 30, 2008.

Property and Equipment

In October 2007 the Company relocated its Vancouver head office from premises shared with Longview Capital Partners Incorporated (“Longview”), a company related by way of common directors. Longview agreed to pay the Company $300,000 for the Company’s office relocation costs, of which $157,775 has been accounted for as proceeds on disposal of property and equipment. This amount equalled the net book value of the property and equipment disposed with no gain or loss. The remaining $142,225 was included in other income as a recovery of office relocation costs. Additions to property and equipment were $481,261 in 2008 compared with $351,716 in fiscal 2007. In both periods these costs mainly related to head office furniture and leasehold improvements due to head office relocations. In December 2008 the Company decided to close its Vancouver head office and is actively seeking to sub-lease or assign its head office operating lease. The costs of these restructuring activities will be assessed and recorded in fiscal 2009.

Working Capital

Working capital was $12,570,015 as at September 30, 2008 compared with $30,632,888 as at September 30, 2007. The $18,062,873 decrease was mainly due to cash used in operations and mineral property investing activities. Marketable securities decreased by $379,083 to $29,660 as at September 30, 2008 mainly due to mark-to-market losses. Restricted deposits of US$930,000 were reclassified to current assets. Accounts payable and accrued liabilities decreased by $1,283,735 to $1,886,729 as at September 30, 2008 mainly due to U.S.A. uranium drilling cost accruals in fiscal 2007.

Shareholders’ Equity

Shareholders’ equity decreased by $12,900,163 to $51,682,097 in fiscal 2008 mainly due to the net loss of $15,291,884. Share capital increased by $1,311,981, of which $852,981 was proceeds on the exercise of stock options and $459,000 was the fair value of shares issued for the Sweetwater Buyout. Contributed surplus increased by $1,205,411 as a result of stock-based compensation. Accumulated other comprehensive income, which represents unrealized gains or losses on the Company’s marketable securities, decreased by $125,671 to nil due to mark-to-market losses on marketable securities. Stock options outstanding increased to 9,005,834 as at September 30, 2008 from 6,671,666 as at September 30, 2007. Stock option grants in 2008 of 3,142,500 were partially offset by stock option exercises of 375,001 and forfeitures of 433,331. The Company no longer has any share purchase warrants outstanding.

Results of Operations for the thirteen months ended September 30, 2007 to the year ended August 31, 2006

The annual financial results for the thirteen months ended September 30, 2007 reflect the Company’s recent growth. Since August 31, 2005, assets have increased by $54,805,694 and shareholders’ equity by $51,209,202 as the Company’s share capital increased by $60,478,891. Over this same period the carrying value of the Company’s exploration properties increased by $23,715,213 as the Company acquired and developed uranium properties in Slovakia and the USA and continued work on its gold properties, Kremnica and Curraghinalt.

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

Stock-Based Compensation
	Change	13 Months Ended	Year Ended
		September 30, 2007	August 31, 2006
	$	$	$
Employees and directors	(3,389,119)	2,414,610	5,803,729
Non-employees	(29,059)	1,050,907	1,079,966
Total stock-based compensation cost	(3,418,178)	3,465,517	6,883,695
Less: capitalized to exploration properties	334,160	(651,951)	(986,111)
Stock-based compensation expense	(3,084,018)	2,813,566	5,897,584

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

Deferred Reorganization Costs

In 2007 the Company announced it will seek shareholder approval for the reorganization of its capital structure and separation of the ownership, management and financing of its uranium and precious metal assets. The Company filed an advance tax ruling with the CRA in June 2007 and expected to receive a CRA decision in early 2008. As at September 30, 2007, the Company has incurred legal and consulting costs of $108,793, which have been deferred on the balance sheet.

Uranium Exploration Properties

Uranium exploration costs capitalized in the 13 months ended September 30, 2007 were $9,371,874 compared with $2,725,566 in the year ended August 31, 2006. The total uranium exploration property balance was $12,314,473 at September 30, 2007.

Expenditures on the Kuriskova property were $3,671,599 for the 13 month period in 2007 compared with $1,746,686 in the year ended August 31, 2006. Drilling and assay costs were $2,298,291 in fiscal 2007 compared with $1,175,077 in 2006. These costs related to approximately 6,000 metres drilled to September 30, 2007 of the Company’s 10,000-metre diamond drill program. The total cost of the Company’s 2007 airborne survey of $850,000 was apportioned between the Kuriskova and the other Slovakian uranium licences such that Kuriskova’s mapping and surveying costs were $604,337 in 2007. The Company‘s actual expenditures were greater than those estimated in its May 16, 2006 prospectus due to both increases in drilling rates and number of metres drilled.

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

In February 2007, the Company entered into an option agreement with New Cantech Ventures Inc. (“Cantech”) to dispose of an undivided 70% right, title and interest to certain of the Company’s claims in British Columbia, Canada. The Company received $25,000 and 50,000 common shares of Cantech for a total consideration of $71,000, of which $24,106 was, credited against exploration property costs and $46,894 was included in income. To maintain its interest over a five year period, Cantech will issue and deliver 450,000 common shares of Cantech to the Company and incur exploration costs of $300,000. Upon completion of these terms, the Company may elect to enter into a joint venture with Cantech, take a 10% carried interest or take a 2% net smelter return royalty. Cantech has certain fixed price options to acquire the NSR from the Company.

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

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date. Net losses have increased over the past four years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

Readers should refer to the notes to the consolidated financial statements for details for each of the Company’s properties.

B.

Liquidity and Capital Resources

Tournigan’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

Cash Flows

Cash decreased by $19,746,336 to $12,666,749 in fiscal 2008. Cash flows used in operating activities were $5,107,717 in fiscal 2008 compared with $3,917,959 in fiscal 2007. This increase was due to the decrease in interest income of $944,999 and the timing of payments for operating expenses.

Cash flows used in investing activities were $14,948,793 for fiscal 2008 compared with cash provided of $28,314,068 for 2007, as 2007 included net redemption of short-term investments of $42,188,280. Cash flows used for mineral properties were $14,652,694 in 2008 as compared with $12,603,737 in 2007, with higher uranium acquisition and exploration expenditures partially offset by lower gold costs. Cash flows from financing activities were $310,174 for fiscal 2008, a decrease from $7,353,524 for 2007 as a result of fewer exercises of stock options and share purchase warrants.

Cash

Cash is primarily invested in secure bank deposits with Canadian Schedule 1 banks. The Company has not been affected by the liquidity crisis involving asset-backed commercial paper.

Additional Financing

The Company believes that its working capital is sufficient to carry out its current exploration and development work programs and fund corporate overhead expenditures to September 2009. To date, the Company’s ongoing operations have been almost entirely financed by private placements and proceeds from exercises of warrants and stock options. Additional financing, asset disposals or joint venture agreements will be required to meet work commitments and to develop mineral properties. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so in the future.

The Company has sufficient cash to meet its obligations as they come due.

C.

Research and Development, Patents and Licenses

As Tournigan is a mineral exploration company with no producing properties, the information required by this item is not applicable.

D.

Trend Information

Trends that are considered by Tournigan to be reasonably likely to have a material effect on our results of operations are discussed above under “Results of Operations” in Item 5.A and “Liquidity and Capital Resources” in Item 5.B. Further, we consider that our ability to raise additional funding in order to complete our exploration programs and the plan of operations for our mineral properties for the current fiscal year and beyond will be impacted by prevailing prices for metals. As a natural resource exploration company, the interest in Tournigan’s stock, and our ability to raise financing and conduct work programs, has been cyclical as it is related to metals prices that, traditionally, have been cyclical in nature. If the global demand for gold decreases and gold prices decrease, it could adversely impair Tournigan’s ability to raise financing and advance the exploration of our mineral properties.

E.

Off-Balance Sheet Arrangements

Tournigan does not have any off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Tournigan as at September 30, 2008:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$-	$-	$-	$-	$-
Capital Lease Obligations	$-	$-	$-	$-	$-
Operating Lease Obligations	$925,761	$221,923	$452,979	$250,859	$-
Purchase Obligations	$-	$-	$-	$-	$-
Other Long-term Liabilities	$-	$-	$-	$-	$-

G.

Critical Accounting Policies

Critical accounting estimates used in the preparation of the financial statements include our estimate of recoverable value on our property, plant and equipment, site reclamation and rehabilitation as well as the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of our control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of our control and will depend, among other things, upon a variety of factors including the market value of Tournigan shares and financial objectives of the holders of the options. We used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on our financial condition.

Tournigan’s recoverability evaluation of its mineral properties and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale. Tournigan is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, Tournigan has assumed recent world commodity prices will be achievable. We have considered the mineral resource reports by independent engineers on the Kuriskova, Kremnica, Novoveska Huta and Curraghinalt and projects in considering the recoverability of the carrying costs of the mineral properties. All of these assumptions are potentially subject to change, out of our control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to mineral properties and equipment.

Tournigan has an obligation to reclaim its properties after the surface has been disturbed by exploration methods at the site. As a result Tournigan has recorded a liability for the fair value of the reclamation costs it expects to incur. The Company estimated applicable inflation and credit-adjusted risk-free rates as well as expected reclamation time frames. To the extent that the estimated reclamation costs change, such changes will impact future reclamation expense recorded.

Recent United States Accounting Pronouncements:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements but does not expect that it will have a material impact on the consolidated financial statements.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists as of March 16, 2009, the names of the directors and senior management of Tournigan. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/ Appointed
Dorian (Dusty) L. Nicol	Director, President and Chief Executive Officer	July 2, 2008
Michael Hopley(3)	Director, Non Executive Chairman	April 30, 2002
Peter Bojtos(3)	Director	August 14, 2002
Rex McLennan (1)	Director	March 27, 2007
David Montgomery(1) (2)	Director	September 24, 2003
Hein Poulus(2)	Director	September 10, 1999
Ronald Shorr(1) (2) (3)	Director	June 6, 2002
Doris Meyer	Chief Financial Officer and Corporate Secretary	January 30, 2009 and December 12, 2008 respectively
Alva Kuestermeyer	VP Engineering/Environmental	November 10, 2008
Rich Eliason	VP Exploration	August 19, 2008

[1]	Member of the Audit Committee

[2]	Member of the Compensation Committee

[3]	Member of the Corporate Governance and Nominating Committee

There are no family relationships between any two or more Directors or Executive Officers of Tournigan. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

The following is a brief description of the principal business activities of the directors and senior management of Tournigan.

Dorian L. (Dusty) Nicol: Mr. Nicol has a B.Sc. in geology from M.I.T. and a Master’s Degree in Geology from Indiana University. He is an exploration geologist with over 30 years of international experience in mineral exploration and mine development and is fluent in five languages. In 1997, Mr. Nicol joined Queenstake Resources Ltd., first as V.P. Exploration and then as President and Chief Executive Officer until 2005, when, after a merger, he became Executive V.P. Exploration and a Director of Yukon-Nevada Gold Corp. Previous other positions held by Mr. Nicol were Latin America Manager for Canyon Resources; V.P. Exploration for Castle Exploration with programs in Central America and Africa, and exploration positions with Exxon Minerals and Renisson Gold Fields in Papua New Guinea. He is a member of the American Institute of Professional Geologists and a Fellow of the Society of Economic Geologists.

Hein Poulus: Mr. Poulus is a partner with Stikeman Elliott LLP, a Canadian law firm. Mr. Poulus holds undergraduate and law degrees from the University of British Columbia and an LL.M. from the London School of Economics.

Peter Bojtos: Mr. Bojtos is a professional engineer with over 30 years of experience in the mining industry. Mr. Bojtos has been Chairman, President and Chief Executive Officer of Apolo Gold and Energy Inc. of Vancouver since 2006. In addition, Mr. Bojtos has been Chairman, President and Chief Executive Officer and Acting Chief Financial Officer of Fischer-Watt Gold Co., Lakewood, Colorado since 2005. Mr. Bojtos graduated from University of Leicester, England (1972). He is currently a director of eight companies other than Tournigan.

Michael J. Hopley: Mr. Hopley is an exploration geologist with over 30 years of experience and is President and Chief Executive Officer of Sunridge Gold Corp. and of Crescent Resources Corp. He has held a number of senior level management positions with companies such as Consolidated Gold Fields Ltd., Gold Fields Mining Corporation, Bema Gold Corporation and Arizona Star Resources Corp. He holds a Bachelor's degree in Geology from London University, England.

Rex McLennan: Mr. McLennan is the Chief Financial Officer of Viterra Inc. since February 4, 2008. Previously, from 2005 to 2007, Mr. McLennan was the Executive Vice-President and CFO of the Vancouver 2010 Olympic Organizing Committee, and prior to that he was Executive Vice-President and CFO of Placer Dome Inc. from 1997 to 2005, and Vice-President & Treasurer from 1994 to 2006. Mr. McLennan holds a B.Sc. (Mathematics & Economics) from the University of British Columbia, and an MBA (Finance & Accounting) from McGill University.

David Montgomery: Mr. Montgomery's principal role is Chief Executive Officer of Mecom Group plc, a European media investment company. He is also Chairman of The African Lakes Corporation plc, Integrated Education Fund Development Board (NI), Espresso Broadband Ltd and West 175 Media Group plc. Mr. Montgomery formerly served as Chief Executive of the Mirror Group, plc, as a non-executive director for Donahue Inc., Scottish Media Group, and the Press Association, and as the Managing Director of News UK. Mr. Montgomery is a graduate from Queens University, Belfast, with a degree in History and Politics.

Ronald Shorr: Mr. Shorr is a Chartered Financial Analyst who has been involved with research, development, restructuring, and financing corporations for over 30 years, including operations, acquisitions and fund raising. He has been President, Chief Executive Officer and a Director of Maudore Minerals Ltd. of Montreal since 2004. He graduated from the University of Michigan (B.A.) and Harvard Business School (M.B.A.), subsequently attending graduate school at the Krumb School of Mines at Columbia University.

Doris Meyer: Doris Meyer joined Tournigan as its Chief Financial Officer effective January 30, 2009 and as Corporate Secretary effective December 12, 2008. She is a member of the Certified General Accountants Associations of British Columbia and Canada since May 21, 1985. Through her 100% owned company, Golden Oak Corporate Services Ltd., she and her team provide corporate and financial compliance services to publicly traded mining companies.

Alva Kuestermeyer: Mr. Kuestermeyer has over 35 years of operational and consulting experience in the minerals industry specifically in project management, mineral processing, extractive metallurgy, market analysis and project economics. He joins Tournigan after spending four years at SRK Consulting (U.S.), Inc. in Denver, CO, as its Principal Metallurgical Engineer / Mineral Economist. His work has included numerous consulting assignments for uranium, base and precious metals, ferroalloys, non-ferrous and industrial mineral projects world-wide. Previously, he worked at ASARCO, Dames & Moore, Behre Dolbear, PAH and SRK. He has a B.S. in Metallurgical Engineering and an M.S. in Mineral Economics.

Rich Eliason: Mr. Eliason has 25 years of experience in exploration and mining geology. He has spent the past 15 years working in the exploration and production departments at the Jerritt Canyon Mine in Nevada and at the Ketza River Mine in the Yukon Territory. He was a significant contributor to the discovery of over one million ounces of gold in the Jerritt Canyon District where he was Chief Mine Geologist. Mr. Eliason held the position of Exploration Manager, Yukon until his recent employment with Tournigan Energy Ltd. He is a fellow of the Society of Economic Geologists.

B.

Compensation

Tournigan pays to each director, who is not an employee, member of management or a consultant to Tournigan, an annual fee of $30,000 for his services as a director of Tournigan. The Chairman of the Board is paid an additional $7,000 per year, and the Chairman of each committee of the Board is paid an additional $3,500 per year. In the fiscal year ended September 30, 2008 Tournigan paid or accrued $200,500 in director fees. Directors of Tournigan are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors. Tournigan may, from time to time, grant options to purchase common shares to the directors. The following table sets out details of incentive stock options granted by Tournigan to the non-executive directors during the fiscal year ended September 30, 2008.

Name	Date of grant	Options granted	Exercise price	Expiry date
Michael Hopley	February 27, 2008	100,000	$1.16	February 27, 2013
Peter Bojtos	February 27, 2008	100,000	$1.16	February 27, 2013
Rex McLennan	February 27, 2008	100,000	$1.16	February 27, 2013
David Montgomery	February 27, 2008	100,000	$1.16	February 27, 2013
Hein Poulus	February 27, 2008	100,000	$1.16	February 27, 2013
Ronald Shorr	February 27, 2008	100,000	$1.16	February 27, 2013

The following table is a summary of the compensation paid to Tournigan’s senior management in the most recently completed three fiscal periods.

Summary Compensation

Name and principal position	Fiscal period Ended (1)	Salary $	Bonus $	Other annual compensation $	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Dorian (Dusty) L. Nicol, present President and Chief Executive Officer (2)	2008	62,498	-	-	1,000,000	-
Hans Retterath, former Chief Financial Officer(3)	2008 2007 2006	205,007 183,615 13,150	- - -	- - -	190,000 200,000 250,000	- - -
James Walchuk, former President and Chief Executive Officer (4)	2008 2007 2006	183,757 243,614 209,000	- - 200,000	- - -	250,000 - 1,350,000	- - -
Joe Ringwald, former VP Technical Services (5)	2008 2007	167,677 191,907	- -	- -	190,000 -	- -
Michael Mracek, former Chief Operating Officer (6)	2008 2007	208,333 133,334	- -	- -	210,000 700,000	- -

(1)	The fiscal period in 2007 was thirteen months ended September 30, 2007.
(2)	Mr. Nicol was appointed as a director, President and Chief Executive Officer of the Company effective July 2, 2008 at an annual salary of US$250,000
(3)	Mr. Retterath served as Chief Financial Officer from July 31, 2006 to January 30, 2009.
(4)	Mr. Walchuk served as President and Chief Executive Officer of the Company from May 2, 2005 until July 2, 2008.
(5)	Mr. Ringwald served as VP Technical Services from May 1, 2006 to July 31, 2008.
(6)	Mr. Mracek served as Chief Operating Officer from February 1, 2007 to October 31, 2008.

Mr. Dorian (“Dusty”) Nicol was appointed President and Chief Executive Officer on July 2, 2008 at an annual salary of US $250,000. Under the terms of Mr. Nicol’s employment if he is terminated without cause during the first twelve months of his employment he will be entitled to a lump sum payment equal to nine months base salary and thereafter, or following a change of control, a lump sum payment equal to twelve months base salary.

Each of the Employment Contracts for Messrs. Walchuk, Retterath, Ringwald and Mracek (together the “Former Executives”) contain non-competition covenants in favour of the Company which are in effect for a period of one year following the date of termination, as well as non-disclosure and confidentiality provisions that apply indefinitely.

Mr. James Walchuk resigned from his position of President and Chief Executive Officer and as a director of the Company effective July 2, 2008. Mr. Walchuk was paid $250,000 under the terms of his employment contract. Mr. Walchuk’s stock options will continue in effect until June 5th, 2009.

Mr. Joe Ringwald, Vice President Technical Services resigned from his position on July 31, 2008 and was paid $190,000, and Michael Mracek, Chief Operating Officer resigned from his position effective October 1, 2008 and was paid $217,000 under the terms of their employment contracts.

Subsequent to the 2008 fiscal year end, Mr. Hans Retterath, Chief Financial Officer resigned from his position on January 30, 2009 and he received $190,000 under the terms of his employment contract.

Doris Meyer, was appointed as Corporate Secretary of Tournigan on December 12, 2008 and as Chief Financial Officer on January 30, 2009. Ms Meyer is party to a contracting agreement (the “Golden Oak Agreement”) dated December 12, 2008, with Tournigan and Golden Oak Corporate Services Ltd. (“Golden Oak”), a private company owned by Ms. Meyer, pursuant to which Ms. Meyer, through Golden Oak, provides accounting, financial, corporate and regulatory compliance services to Tournigan, as well as performing other duties commensurate to the office of Chief Financial Officer and Corporate Secretary, for an annual service fee of $102,000, plus applicable taxes, and, unless terminated will be renewed annually. The agreement may be terminated by either party on 90 days’ notice. On a defined change of control event if Ms. Meyer terminates her services within 90 days or if the Company terminates the Agreement within one year Ms. Meyer will be paid one-half of the annual fee to be paid within 30 days of the termination.

C.

Board Practices

The directors of Tournigan are elected annually and hold office until the next annual general meeting of the members of Tournigan or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. Except as disclosed in Item 6, Directors, Senior Management and Employees, Part B. Compensation, there are no director service contracts between Tournigan and its directors providing for benefits upon termination of employment.

The Board of Directors of Tournigan adopted a Charter mandating its responsibilities for the stewardship of the business and for acting in the best interests of Tournigan and its shareholders. Pursuant to the Charter, the Board of Directors discharges its responsibilities directly and through its Committees of the Board, currently consisting of the Audit Committee, the Compensation Committee, and the Governance and Nominating Committee. The Board assigns to these Committees the general responsibility for developing Tournigan’s approach to: (i) financial reporting and internal controls; (ii) issues relating to compensation of directors, officers and employees; and (iii) corporate governance issues and matters relating to nomination of directors.

The Board of Directors of Tournigan facilitates its exercise of independent supervision over management by ensuring that the Board is composed of a majority of independent directors. The Board is composed of seven directors, six of whom are considered to be independent. Peter Bojtos, Michael Hopley, Rex McLennan, David Montgomery, Hein Poulus and Ronald Shorr are considered to be independent and Dorian Nicol is not. In determining whether a director is independent, the Board chiefly considers whether the director has a relationship which could, or could be perceived to interfere with the director's ability to objectively assess the performance of management. On this basis, Mr. Nicol, as the President and Chief Executive Officer of Tournigan, is not considered to be an independent director.

The Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.

The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on Tournigan’s business in the ordinary course, managing Tournigan’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Directorships
Certain of the directors of Tournigan are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Peter Bojtos:
Apogee Minerals Ltd.
Apolo Gold & Energy Inc.
Fischer-Watt Gold Company Inc.
Kalimantan Gold Corporation Limited
Sage Gold Inc. (formerly Sahelian Goldfields Inc.)
U.S. Gold Corporation
Vaaldiam Resources Ltd.
Vault Minerals Inc.

Michael Hopley
Crescent Resources Corp.
Sunridge Gold Corp.

Rex McLennan
Endeavour Silver Corp.
Zincore Metals Inc.

David Montgomery
Mecom Group plc West 175 Inc.
Northern Ireland Energy Holdings
Roto Smeets De Boer

Hein Poulus
Longview Capital Partners Inc.
Finavera Renewables Inc.
Oriental Minerals Inc.

Ronald Shorr
Klondex Mines Ltd.
Longview Capital Partners Inc.
Maudore Minerals Ltd.

Mr. Hopley is the Chair of the Board and is an independent director. The Chair of the Board is responsible for the management, the development and the effective performance of the Board of Directors and provides leadership to the Board for all aspects of its work. The Chair acts in an advisory capacity to the CEO concerning the interests and management of the Company and, in co-ordination with the CEO, may play a role in the Company’s external relationships.

During the fiscal year ended September 30, 2008, the Company held nine meetings of the board of directors.

Other business of the Company was approved by resolution in writing consented to by all of the directors. In camera sessions of the independent directors without members of management present are held periodically at meetings of the Board of Directors. Attendance of the members of the Board at the nine scheduled meetings held during fiscal year ended September 30, 2008 is as follows: Peter Bojtos, Hein Poulus attended all 9 meetings, Michael Hopley, Rex McLennan, David Montgomery and Ronald Shorr attended 7 of the 9 meetings. Mr. Nicol attended both meetings held while he was a director and Mr. Walchuk attended all 7 meetings while he was a director.

AUDIT COMMITTEE CHARTER

TERMS OF REFERENCE

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

11.

The Chief Financial Officer shall develop and set the Committee's agenda, in consultation with the Chair and other members of management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review and, to the extent possible, at least 5 days in advance of each meeting.

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

14.

The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such consultants or advisors or any search firm to be used to identify director candidates, including sole authority to approve the fees and other retention terms for such persons. The Committee shall alsohave the power to conduct or authorize investigations into any matter within the scope of its authority.

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

ROLES AND RESPONSIBILITIES

1.

Overall Duties and Responsibilities

The overall duties and responsibilities of the Committee shall be as follows:

(a)	to assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company’s accounting principles, reporting practices and internal controls;

(b)

to assist the Board in the discharge of its responsibilities relating to compliance with disclosure requirements under applicable Securities Laws, including approval of the Company’s annual and quarterly consolidated financial statements and notes together with the Management’s Discussion and Analysis;

(c)	to establish and maintain a direct line of communication with the Company’s independent auditors and assess their performance;

(d)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls; and

(e)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

2.

Independent Auditors

The independent auditors report to the Committee and the duties and responsibilities of the Committee as they relate to the independent auditors shall be as follows:

(a)	to recommend to the Board a firm of independent auditors to be engaged by the Company;

(b)

to review, at least annually, with the independent auditors their independence from management, including a review of all other significant relationships the auditors may have with the Company and to satisfy itself of the auditors’ independence, the experience and

(c)	the qualifications of the senior members of the independent auditor team and the quality control procedures of the independent auditor.

(d)	to review and approve the fee, scope, staffing and timing of the audit and other related services rendered by the independent auditors;

(e)	to ensure the rotation of the lead audit partner as required by applicable Securities Laws;

(f)	to be responsible for overseeing the work of the independent auditors and reviewing the audit plan prior to the commencement of the audit;

(g)	to review the engagement reports of the independent auditors on unaudited financial statements of the Company and to review with the independent auditors, upon completion of their audit:

	i)	contents of their report;

	ii)	scope and quality of the audit work performed;

	iii)	adequacy of the Company’s financial and auditing personnel;

	iv)	co-operation received from the Company’s personnel during the audit;

	v)	internal resources used;

	vi)	significant transactions outside of the normal business of the Company;

	vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles and management systems;

	viii)	the quality, acceptability and integrity of the Company’s accounting policies and principles;

	ix)	the non-audit services provided by the independent auditors;

	x)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

xi)

management’s response to significant written reports and recommendations from the independent auditors and the extent to which such recommendations have been implemented by management; and report to the Board in respect of the foregoing;

(a)

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

(b)	to pre-approve the retention of the independent auditor for any non-audit service and the fee for such service.

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

(a)

review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting, code of conduct and risk management;

(b)	review compliance under the Company’s Code of Business Conduct & Ethics;

(c)	review any issues between management and the independent auditors that could affect the financial reporting or internal controls of the Company;

(d)	periodically review the Company’s accounting and auditing policies, practices and procedures and the extent to which recommendations made by the independent auditors have been implemented;

(e)	review the quarterly CEO and CFO certifications and any sub-certifications from senior management in respect of disclosure controls and procedures and internal controls over financial reporting;

(f)	review the internal control report prepared by management, including management’s assessment of the effectiveness of the Company’s internal controls over financial reporting

(g)	and disclosure controls and procedures and any related report by the independent auditors; and

(h)	receive the certification from the Chief Financial Officer on compliance with statutory liabilities.

4.

Public Filings, Policies and Procedures

The Committee is charged with the responsibility to:

(a)	review and approve for recommendation to the Board:

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

(b)

ensure adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than the disclosure described in subsection 4(a) above, and periodically assess those procedures;

(c)

review with management, the independent auditors and if necessary with legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material affect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(d)

review with management and the independent auditors any off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company and its subsidiaries which could have a material current or future effect on the financial condition of the Company;

(e)

review with management and with the independent auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(f)

review with management and with the independent auditors (i) all critical accounting policies and practices to be used by the Company in preparing its financial statements, (ii) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (iii) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

(g)	review general accounting trends and issues of auditing policy, standards and practices which affect or may affect the Company;

(h)	review the appointments of the Chief Financial Officer and any key financial executives involved in the financial reporting process;
	(i)	review the Whistleblower Policy and ensure that the Company has sufficient processes in place for:

i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and
ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

and review any issues and complaints arising thereunder;

(j)	review and approve the issuer’s hiring policies regarding employees and former employees of the present and former independent auditors of the Company;

(k)	review and approve related party transactions or any material amendment thereto prior to the transaction being entered into.

5.

Terms of Reference and Calendar of Activities

The Committee will review these terms of reference and its calendar of activities on an annual basis and recommend such changes as may be considered necessary for approval by the Board of Directors.

Revised: July 2007

Composition of the Audit Committee

The Audit Committee is chaired by Rex McLennan, with David Montgomery and Ronald Shorr comprising the remainder of the Committee. All members of this Committee are independent and are financially literate, having the ability to read and understand financial statements that present a breadth and level of complexity of the issues that Tournigan Energy Ltd. can reasonably be expected to be raised by the Company’s financial statements. “Independent” and “financially iterate” have the meaning used in Canada’s National Instrument 52-110.

Relevant Education and Experience

Each of the members of the Audit Committee is independent and financially literate. The relevant education and experience of such members is as follows:

Rex J. McLennan (Chairman) Mr. McLennan was appointed Chief Financial Officer of Viterra Inc. effective February 4, 2008. Mr. McLennan served as Executive Vice-President and Chief Financial Officer of the Vancouver 2010 Olympic Organization from 2005 to July 2007. In this position, in his prior nine-year role as Executive Vice-President and Chief Financial Officer of Vancouver-based multinational gold producer Placer Dome Inc., and for much of his earlier career in the Canadian resource industry, Mr. McLennan has been involved in matters requiring extensive financial literacy, including analysis, evaluation, preparation and supervision of the preparation of financial statements. Mr. McLennan was Executive Vice-President and Chief Financial Officer of Placer Dome from 1997 until 2005, Vice-President and Treasurer from 1994 to 1997 and Assistant Treasurer from 1991 to 1994. From 1980 to 1991 Mr. McLennan worked for Imperial Oil Ltd., including as Senior Advisor in the Treasurer’s Department in Toronto from 1987 to 1991. These positions involved the supervision of preparation of financial statements for disclosure purposes, as well as analysis and evaluation of financial statements for acquisitions and divestitures, capital markets transactions, financing activities, budgeting and other purposes. Mr. McLennan holds a Master of Business Administration degree, Dean’s Honours, from McGill University (1979), where he completed courses in finance, business law, taxation and the analysis of financial statements. He also holds a Bachelor of Science degree in Mathematics and Economics from University of British Columbia (1974). In addition to his role as independent director and audit committee chairman of Tournigan he is an independent director and audit committee chairman of two other Vancouver-based publicly-traded mineral companies: Endeavour Silver Corp. and Zincore Metals Inc.

Ronald Shorr, a Certified Financial Analyst, has been President, Chief Executive Officer and a Director of Maudore Minerals Ltd. of Montreal since 2004 and has been a mining consultant since the 1990s. Prior to that, he was a senior mining analyst with the following New York City-based investment dealers: Natwest Bank from 1992 to 1993, Bear Stearns & Co. from 1979-1990, E.F. Hutton 1975 to 1979 and Morgan Stanley Dean Witter from 1971 to 1975. In these roles his activities relevant to financial literacy included financial research, financial restructurings, investment banking, mergers, acquisitions and financings, including public offerings of securities, and analysis, evaluation, and supervision of the preparation of financial statements. Mr. Shorr earned his CFA in 1969, his Master of Business Administration from Harvard Business School and his Bachelor of Arts degree from the University of Michigan. In addition, he completed post-graduate work at Columbia University’s Henry Krumb School of Mines. In addition to his role as an independent director and audit committee member of Tournigan, Mr. Shorr is an independent director and audit committee chairman of Vancouver-based Longview Capital Partners Inc. and is an independent director of Vancouver-based Klondex Mines Ltd.

David Montgomery is Chief Executive Officer of Mecom Group plc, a European media investment company. He is also Chairman of The African Lakes Corporation plc, Integrated Education Fund Development Board (NI), Espresso Broadband Ltd and West 175 Media Group plc. Mr. Montgomery formerly served as Chief Executive of the Mirror Group, plc, as a non-executive director for Donahue Inc., Scottish Media Group, and the Press Association, and as the Managing Director of News UK. Mr. Montgomery is a graduate from Queens University, Belfast, with a degree in History and Politics.

Compensation Committee

The members of the Compensation Committee are Hein Poulus, Ronald Shorr and David Montgomery all independent directors.

The Compensation Committee has been appointed by the Board to oversee compensation matters for senior executives and directors. Its purpose is to ensure that compensation appropriately reflects the responsibilities and risks involved in being an effective director and/or a member of senior management. The Compensation Committee reviews recommendations made by the CEO for executive compensation and reports to the Board accordingly.

Directors are compensated through annual retainer fees as well as reimbursement for expenses. The Compensation Committee periodically reviews the adequacy and form of compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director of the Company and reports and makes recommendations to the Board accordingly.

To make recommendations on compensation for executive officers and directors, the Committee takes into account the types of compensation and amounts paid to executive officers and directors of comparable publicly traded companies.

Periodically outside advisors are engaged to review the adequacy of directors’ and officers’ compensation. The Hay Group Limited was retained by the Company in September, 2007 to conduct a compensation review for the directors and officers of the Company and to provide recommendations for compensation changes based on the benchmarking analysis completed.

The Compensation Committee of the Board has the duties and responsibilities of a compensation committee and is composed entirely of independent directors.

The overall purpose of the Compensation Committee is to advise and make recommendations to the Board of Directors of the Company on the Company’s strategy, policies and programs relating to the compensation and development of senior management and directors with a view to recruiting and retaining individuals of the highest caliber. In particular, the Committee’s compensation duties are to:

  review the adequacy and form of compensation for senior management and ensure that the compensation realistically reflects the risks and responsibilities of such positions;

  review and recommend to the Board for approval policies relating to compensation of the Company’s senior management and directors;

  review and approve the corporate goals and objectives relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives and recommend to the Board the CEO’s compensation based on this evaluation and in the context of the Company’s strategic objectives;

  review the performance of the members of senior management and approve the amount and composition of compensation to be paid to the members of senior management;

  review and approve executive management succession and development plans;

  review and make recommendations to the Board with respect to benefits, stock option and other incentive plans for senior management;

  review the adequacy and form of compensation for the directors and ensure that the compensation realistically reflects the responsibilities and risks of such positions and fix the amount and composition of such compensation;

  review and assess the design and competitiveness of the Company’s employment agreements, including the severance and change of control provisions;

  review and approve the Compensation Disclosure and Analysis and other executive compensation disclosure in the Company’s Information Circular; and

  report regularly to the Board on the Committee’s activities and findings.

D.

Employees

The Company has had a considerable turnover of employees in the last several years as the Company’s focus and direction has changed.

At March 16, 2009 the Company’s executive officers employed in the Denver office are Dorian (Dusty) Nicol, the President and Chief Executive Officer, Alva Kuestermeyer, the Vice President Engineering/Environment and Rich Eliason, Vice President Exploration. Doris Meyer, Chief Financial Officer and Corporate Secretary is retained pursuant to a contract with her wholly owned company, Golden

Oak Corporate Services Ltd. and it is her office in White Rock that is the Company’s corporate office in Canada.

With the exception of Knox Henderson, the Company’s investor relations manager, all of the Vancouver staff employed by the Company had resigned by January 30, 2009.

At March 16, 2009, in addition to the employees in the Denver and Vancouver office the Company had 27 full-time employees and 3 full-time contractors in Slovakia and one consultant on retainer in the Ukraine.

As of September 30, 2007 Tournigan had approximately 34 full-time employees and approximately 23 part-time or short-term employees and consultants. The employees are not unionized.

E.

Share Ownership

The following table sets forth, as of March 16, 2009, the number of Tournigan’s common shares beneficially owned by the directors and members of senior management of Tournigan, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class
Dorian Nicol	Common	1,000,000
Michael Hopley	Common	300,000
Peter Bojtos	Common	787,500
Rex McLennan	Common	525,000
David Montgomery	Common	325,000
Hein Poulus	Common	754,832
Ronald Shorr	Common	605,000
Doris Meyer	Common	225,000
Alva Kuestermeyer	Common	250,000
Rich Eliason	Common	150,000

Based on 122,697,859 common shares outstanding and as if all of the options (4,200,000 as a group) held by directors and officers as at March 16, 2009 were exercised none of the directors or senior management holds greater than 1%.

As of March 16, 2009, the directors and officers named in item 6.B. held as a group, directly or indirectly, an aggregate of 722,332 common shares and 4,200,000 stock options.

Options to Purchase Securities

The Company has a rolling stock option plan applicable to directors, employees, and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. The exercise price of an option shall not be less than the discounted market price at the time of granting as prescribed by the policies of the TSX Venture Exchange. The maximum term of stock options is ten years from the grant date. Vesting terms are at the discretion of the directors.

The names and titles of the Directors and Executive Officers of Tournigan to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of March 16, 2009 as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

Name	Title	Number of Shares of Common Stock	Exercise Price	Expiration Date
Dorian Nicol	President and Chief Executive Officer	1,000,000	$0.90	July 10, 2013
Doris Meyer	Chief Financial Officer and Corporate Secretary	225,000	$0.24	January 26, 2014
Alva Kuestermeyer	VP Engineering/Environment	250,000	$0.22	November 10, 2013
Rich Eliason	VP Exploration	150,000	$0.54	August 25, 2013
Michael Hopley	Director	50,000	$1.45	February 15, 2011
		150,000	$1.86	March 23, 2011
		100,000	$1.16	February 27, 2013
Peter Bojtos	Director	100,000	$0.45	September 17, 2009
		50,000	$1.45	February 15, 2011
		100,000	$1.86	March 23, 2011
		100,000	$1.16	February 27, 2013
Rex McLennan	Director	400,000	$2.97	March 29, 2012
		100,000	$1.16	February 27, 2013
David	Director	100,000	$0.45	September 17, 2009
Montgomery		25,000	$1.45	February 15, 2011
		100,000	$1.86	March 23, 2011
		100,000	$1.16	February 27, 2013
Hein Poulus	Director	550,000	$1.86	March 23, 2011
		100,000	$1.16	February 27, 2013
Ronald Shorr	Director	100,000	$0.40	August 31, 2010
		50,000	$1.45	February 15, 2011
		200,000	$1.86	March 23, 2011
		100,000	$1.16	February 27, 2013

Total Officers/Directors (10 persons) – 4,200,000 options

Total Officers/Directors/Employees – 7,427,734 options

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the best knowledge of the directors and senior officers of the Company, the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company are:

Sprott Asset Management Inc.	23,946,000	20.00%
Anchorage Capital Master Offshore, Ltd.	11,456,600	9.34%

All holders of Tournigan’s common shares have equal voting rights.

To the best of Tournigan’s knowledge, Tournigan is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Tournigan’s common stock is issued in registered form and the following information is taken from the records of Computershare Investor Services located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common stock.

Tournigan’s registered shareholder list for Tournigan’s common stock, dated March 16, 2009 showed 207 registered shareholders and 122,697,859 shares outstanding of which 176 US residents held 6,582,219 common shares representing 5% of the issued and outstanding common shares of Tournigan.

B.	Related Party Transactions

a) Transactions
	Year Ended	13 Months Ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006
	$	$	$

Cost reimbursements from companies with common directors and/or officers	310,311	109,714	179,281
Legal fees to a law firm in which a director is a partner	155,457	283,771	188,582
Geological consulting fees paid to a company with common directors	89,615	77,397	–
Consulting fees to companies controlled by directors	33,917	40,403	491,000
Consulting fees to companies controlled by officers	–	30,000	187,000

Consulting fees were based on rates commensurate with the costs of obtaining employee or director services. Legal and geological consulting fees were billed at standard industry rates.

In October 2007 the Company relocated its Vancouver head office from premises shared with a company related by way of common directors. This related company paid the Company $300,000 for the Company’s office relocation costs, of which $157,775 has been accounted for as proceeds on disposal of property and equipment. This amount equalled the net book value of the property and equipment disposed with no gain or loss. The remaining $142,225 was netted within administration expense.

b) Balances

Accounts receivable, accounts payable and accrued liabilities include the following related party balances that are unsecured, without interest and payable on demand:

	September 30,	September 30,
	2008	2007
	$	$

Due from related parties	–	46,707
Due to related parties	31,863	251,623

Other than as disclosed above, there have been no transactions during the 2008 fiscal year which have materially affected or will materially affect Tournigan in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Tournigan as Tournigan could have obtained from unaffiliated parties.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this sub-item.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

Legal and Arbitration Proceedings

Tournigan is not involved in any legal or arbitration proceedings.

Dividends

Tournigan has not declared any dividends for the last five years and does not anticipate that we will do so in the foreseeable future. Tournigan does not presently have any intention of paying dividends. Our future dividend policy will be determined by its Board on the basis of earnings, financial requirements and other relevant factors.

B.	Significant Changes

No significant changes have occurred since the date of Tournigan’s most recent audited financial statements, September 30, 2008 other than disclosed in this Annual Report on Form 20-F and subsequent event activities as reported in Note 21 to the financial statements for the year ended September 30, 2008 and in the Tournigan’s most recent interim financial statements for the three months ended December 31, 2008 that are available for view with securities regulators at www.sedar.com, on EDGAR at www.SEC.com, on the Company’s website at www.tournigan.com, or by requesting further information from the Company.

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

The following table lists the annual high and low market sales prices on the TSX Venture Exchange for the five most recent full financial periods.

For the Fiscal Period Ended	High	Low
Year ended September 30, 2008	2.80	0.18
Thirteen months ended September 30, 2007	4.50	1.65
Year ended August 31, 2006	3.12	0.40
Year ended August 31, 2005	0.54	0.19
Year ended August 31, 2004	0.68	0.27

The following table lists high and low sales prices on the TSX.V for shares of Tournigan’s common stock for the last eight fiscal quarters.

Three month period ended	High	Low
	$	$
December 31, 2008	0.28	0.14
September 30, 2008	0.96	0.18
June 30, 2008	1.02	0.60
March 31, 2008	1.59	0.85
December 31, 2007	2.80	0.96
September 30, 2007	4.18	1.65
June 30, 2007	4.50	2.87
March 31, 2007	3.75	2.50

The following table lists the high and low sales prices on the TSX.V for shares of Tournigan’s common stock for each of the most recent six months.

Month	High	Low
	$	$
February 28, 2009	0.26	0.17
January 31, 2009	0.30	0.20
December 31, 2008	0.22	0.14
November 30, 2008	0.28	0.15
October 31, 2008	0.26	0.15
September 30, 2008	0.55	0.18

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. Tournigan’s shares fluctuated from a low of $0.18 during Fiscal 2008 to a high of $2.80 and the most recent six months from a low of $0.15 to a high of $0.55. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in Tournigan’s share price and volume will not occur.

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C.	Markets

Tournigan shares trade on the following stock exchanges and other regulated markets:

Stock Exchange or other regulated market	Company symbol
TSX Venture Exchange	TVC
Frankfurt Stock Exchange	TGP

D.	Selling Shareholders

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

E.	Dilution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

F.	Expenses of the Issue

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

This Form 20-F is being filed as an annual report under the Securities Exchange Act 1934, and as such, there is no requirement to provide any information under this item.

SHAREHOLDERS RIGHTS PLAN

At a meeting held March 24, 2008 the shareholders of the Company approved a shareholder rights protection plan that expires at the Meeting. The Board of Directors have deemed it advisable to put in place a replacement plan and Shareholders will be asked to consider and, if deemed advisable, approve, with or without variation, a resolution (the “Rights Plan Resolution”) approving, ratifying and confirming the shareholder protection rights plan agreement entered into by the Company and Computershare Investor Services Inc., as rights agent, dated as of March 2, 2009 (the “Rights Plan”) a meeting to be held on April 6, 2009.

In adopting the Rights Plan, the Board of Directors considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, represent in the aggregate 20% or more of the outstanding shares of a corporation.

The existing legislative framework for take-over bids in Canada presents the following concerns for shareholders:

Time

Current legislation permits a take-over bid to expire 35 days after it is initiated. The Board of Directors is of the view that this is not sufficient time to properly consider a take-over bid and allow the Board of Directors to maximize value for all shareholders.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted common shares. This is particularly so in the case of a partial take-over bid for less than all of the common shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the common shares. The Rights Plan provides a shareholder tender approval mechanism which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid. This is accomplished by requiring that no common shares may be taken up under the take-over bid until more than 50% of the common shares held by independent shareholders have been tendered to the take-over bid, and that satisfaction of this condition be publicly announced and the take-over bid remain open for at least 10 business days thereafter.

Unequal Treatment

While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Company may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of common shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a take-over bid and full value for their investment.

Purpose of the Rights Plan

The purpose of the Rights Plan is to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Company, and to provide every shareholder with an equal opportunity to participate in such bid. The Rights Plan encourages a potential acquirer to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. The adoption of the Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and its shareholders.

The issuance of the Rights (as defined in the Rights Plan) will not in any way alter the financial condition of the Company. The issuance is not of itself dilutive, will not affect reported earnings per common share and will not change the way in which shareholders would otherwise trade common shares. By permitting holders of Rights other than an Acquiring Person (as defined in the Rights Plan) to acquire common shares of the Company at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the common shares of the Company other than by way of a Permitted Bid (as defined in the Rights Plan) or other than in circumstances where the Rights are redeemed or the Board waives the application of the Rights Plan.

A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the requirements of a Permitted Bid. To qualify as a Permitted Bid, a take-over bid must be made to all holders of common shares and must be open for 60 days after the bid is made. If at least 50% of the common shares held by persons independent of the bidder are deposited or tendered pursuant to the bid and not withdrawn, the bidder may take up and pay for such shares. The bid must then remain open for a further period of 10 clear business days on the same terms.

The requirements of a Permitted Bid enable each shareholder to make two separate decisions. First, a shareholder will decide whether the bid or any competing bid is adequate on its own merits. In making this decision the shareholder need not be influenced by the likelihood that the bid will succeed. If there is sufficient support such that at least 50% of the independently held common shares have been tendered, a shareholder who has not already tendered to that bid will have a further 10 business days to decide whether to tender to the bid.

A large number of publicly-held corporations in Canada have adopted similar shareholder rights plans.

Summary of the Rights Plan

This summary is qualified in its entirety by reference to the text of the Rights Plan which is available on the Company’s profile on www.sedar.com or upon request from the Corporate Secretary of the Company at Unit 1 – 15782 Marine Drive, White Rock, British Columbia, V4B 1E6. Capitalized terms used in this summary without express definition have the meanings ascribed thereto in the Rights Plan.

Issue of Rights

Until the earlier of the Separation Time and the Expiration Time (as defined below), certificates representing Common Shares that are issued and outstanding as of March 2, 2009 (the "Record Time") shall evidence one right (a "Right") for each Common Share evidenced thereby. The Company will issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both as defined below).

Rights Certificates and Transferability

Before the Separation Time, the Rights will trade together with the common shares and will be evidenced by the certificates representing the common shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the common shares.

Exercise of Rights

Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one common share for the Exercise Price of $25.00 (subject to certain anti-dilution adjustments).

Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person” (defined below) or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a shareholder of the Company (other than the Acquiring Person) can acquire additional common shares from treasury at half their Market Price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding common shares.

Exemptions for Grandfathered Persons

A Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding voting shares as at the Record Time is exempt from the definition of Acquiring Person. However, this exception will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person: (i) ceases to own 20% or more of the outstanding voting shares after the Record Time, or (ii) becomes the Beneficial Owner (other than in certain prescribed circumstances) of additional voting shares constituting more than 1% of the voting shares outstanding as at the Record Time.

Definition of “Beneficial Ownership”

A person shall be deemed the “Beneficial Owner”, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(a)	any securities of which such person or any affiliate or associate of such person is the owner in law or equity;

(b)

any securities as to which such person or any of such person’s affiliates or associates has the right to acquire (A) upon the conversion, exchange or exercise of any convertible securities, or (B) pursuant to any agreement, arrangement or understanding, in each case if such right is exercisable immediately or within a period of 60 days thereafter whether or not on condition or the happening of any contingency; and

(c)

any securities that are Beneficially Owned within the meaning of Clause (a) or (b) hereof by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities;

provided, however, that a person shall not be deemed the “Beneficial Owner”, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security as a result of the existence of any one or more of the following circumstances:

(d)

such security has been deposited or tendered, pursuant to a take-over bid made by such person or made by any affiliate or associate of such person or made by any other person acting jointly or in concert with such person, unless such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(e)

by reason of the holder of such security having agreed to deposit or tender such security to a take-over bid made by such person or any of such person’s affiliates or associates or any other person referred to in Clause (c) of this definition pursuant to a Permitted Lock- Up Agreement, but only until such time as the deposited or tendered security has been taken up or paid for, whichever shall first occur;

(f)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds or investment funds for others, as long as that person:

	i.	holds those common shares in the ordinary course of its business for the account of others;

	ii.	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

(g)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth business day after the earlier of:

(a)	the first date of public announcement that a Flip-In Event has occurred;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

(c)	the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)	the close of business on the date immediately after the Company’s annual meeting of shareholders to be held in 2012.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person.

Upon the occurrence of any Flip-in Event, any Rights that are Beneficially Owned by (i) an Acquiring Person, or any affiliate or associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of such Acquiring Person, or any affiliate or associate of such person so acting jointly or in concert, or (ii) a transferee or other successor in title of Rights, directly or indirectly, of an Acquiring Person (or of any affiliate or associate of an Acquiring Person) or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person (or of any affiliate or associate of such Person so acting jointly or in concert) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such, shall become null and void as a result of which the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that also complies with the following conditions:

(a)	the take-over bid shall be made to all registered holders of common shares (other than the common shares held by the Offeror);

(b)

the take-over bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no common shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than sixty (60) days following the date of the take-over bid and that no common shares shall be taken up or paid for pursuant to the take-over bid unless, at such date, more than fifty percent (50%) of the then outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited to the take-over bid and not withdrawn;

(c)

the take-over bid shall contain an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, common shares may be deposited pursuant to such take-over bid at any time during the period of time described in Clause (b) of this definition and that any common shares deposited pursuant to the take-over bid may be withdrawn at any time until taken up and paid for; and

(d)

the take-over bid shall contain an irrevocable and unqualified provision that should the condition referred to in Clause (b) of this definition be met: (A) the Offeror will make a public announcement of that fact on the date the take-over bid would otherwise expire; and (B) the take-over bid will be extended for a period of not less than ten (10) business days from the date it would otherwise expire.

Definition of “Competing Bid”

A Competing Bid is a take-over bid that:

(a)	is made while another Permitted Bid is in existence; and

(b)

satisfies all the requirements of a Permitted Bid except that the common shares under a Competing Bid may be taken up on the later of 35 days after the Competing Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Bid that was then in existence was made.

Definition of “Permitted Lock-Up Agreement”

A Permitted Lock-Up Agreement is an agreement between a person and one or more holders (each a “Locked-up Person”) of common shares or convertible securities (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the agreement was entered into after the date of the Lock-up Bid, as soon as possible after it is entered into and in any event not later than the date following the date of such agreement), pursuant to which such Locked-up Persons agree to deposit or tender common shares or convertible securities to a take-over bid (the “Lock-up Bid”) made by the person or any of such person’s affiliates or associates or any other person referred to in Clause (iii) of the definition of Beneficial Owner and where the agreement:

(a)	(i)

permits the Locked-up Person to withdraw common shares or convertible securities in order to tender or deposit common shares or convertible securities to another take- over bid (or terminate the agreement in order to support another transaction) that represents an offering price for each common share or convertible security that exceeds, or provides a value for each common share or convertible security that is greater than, the offering price or value represented by or proposed to be represented by the Lock-up Bid; or

(ii)

permits the Locked-up Person to withdraw common shares or convertible securities in order to tender or deposit the common shares or convertible securities to another take-over bid (or terminate the agreement in order to support another transaction) that represents an offering price for each common share or convertible security that exceeds, or provides a value for each common share or convertible security that is greater than, the offering price or value represented by or proposed to be represented by, the Lock-up Bid by as much or more than a specified amount (the “Specified Amount”) and the Specified Amount is not greater than 7% of the offering price or value that is represented by the Lock-up Bid; and

(b)	provides for no “break-up” fees, “top-up” fees, penalties, payments, expenses or other amounts that exceed in the aggregate the greater of:

	(i)	the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to the Locked-up Person; and

(ii)

50% of the amount by which the price or value payable under another take-over bid or another transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, to be payable, directly or indirectly, by such Locked-up Person pursuant to the agreement if any Locked-up Person fails to tender common shares or convertible securities pursuant thereto or withdraws common shares or convertible securities previously tendered thereto in order to tender such common shares or convertible securities to another take-over bid or support another transaction.

Redemption of Rights

The Rights may be redeemed by the Board at its option with the prior approval of the shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid. Other waivers of the “Flip-In” provisions of the Rights Plan will require prior approval of the shareholders of the Company.

The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

If at the meeting of shareholders on April 6, 2009, the Rights Plan is not confirmed: (i) by a majority of the votes cast by holders of voting shares; and (ii) by a majority of the votes cast by holders of voting shares without giving to any votes cast by (a) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding voting shares of the Company; and (b) the associates, affiliates and insiders of any such shareholder, in each case, who vote in respect of the confirmation of the Rights Plan, in person or by proxy at the Meeting, or any adjournment or postponement thereof, then the Rights Plan and any then outstanding Rights shall be of no further force and effect from the close of business on the date immediately following the Meeting, or any adjournment or postponement thereof. Furthermore, unless otherwise terminated, the Rights Plan will expire on the date immediately after the Company’s annual meeting of shareholders to be held in 2012.

Amending Power

The Company may, prior to the April 6, 2009 shareholder meeting, supplement or amend the Rights Plan without the approval of any holder of Rights or voting shares. Thereafter, except to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of a change of law, shareholder or rightsholder approval is required for amendments to the Rights Plan.

Rights Agent

Computershare Investor Services Inc.

Rightsholder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a shareholder of the Company.

Approval of Rights Plan Resolution

To be effective, the Rights Plan Resolution must be approved at the April 6, 2009 meeting of shareholders, or any adjournment or postponement thereof: (i) by a majority of the votes cast in person or by proxy; and (ii) by a majority of the votes cast in person or by proxy without giving effect to any votes cast by (a) any shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control or direction over more than 20% of the outstanding voting shares of the Company; and (b) the associates, affiliates and insiders of any such shareholder. If the Rights Plan Resolution is not passed, the Rights Plan and all outstanding Rights will terminate and be void and of no further force and effect.

B.	Memorandum and Articles of Association

Incorporation

Tournigan Energy Ltd. is incorporated pursuant to the laws of British Columbia, Canada.

The Company was incorporated pursuant to the laws of British Columbia on November 10, 1966. On December 3, 2002 the Company continued its incorporating jurisdiction from British Columbia to the Yukon Territories and on March 27, 2008 the Company continued its incorporation back from the Yukon Territories into British Columbia.

On July 8, 2008 Tournigan amended its Notice of Articles to conform to the Business Corporations Act (British Columbia) (“BCBCA”).

The following is a summary of certain key differences between the Yukon Business Corporations Act (“YBCA”) and the BCBCA.

Special Resolutions

Under the YBCA, the majority of votes required to pass a special resolution at a meeting of shareholders is 2/3 of the votes cast by shareholders who voted on the resolution.

Under the BCBCA, a company may specify in its Articles the level of shareholder approval required to pass a special resolution at a meeting of shareholders, provided the required level of approval is at least 2/3 and not more than 3/4 of the votes cast. The Articles adopted by the Company provides that the majority of votes required to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Amendments to the Charter Documents of the Company

Substantive changes to the corporate charter of a company under the YBCA, such as a change in the name of a company, an alteration of the restrictions, if any, on the business of the company, or changes to the authorized capital structure of the company, generally require approval by a special resolution passed by not less than 2/3 of the votes cast by the shareholders voting on the resolution. Where the rights of the holders of a class or series of shares would be affected differently by the alteration than those of the holders of other classes or series of shares, the alteration must be approved by a special resolution passed by not less than 2/3 of the votes cast by the holders of the shares of such class or series.

Generally, any alteration to the notice of articles (including an alteration to effect a change in the company’s name) or the articles of a company under the BCBCA must be authorized by: (i) the type of resolution specified by the BCBCA; (ii) if the BCBCA does not specify the type of resolution, by the type of resolution specified by the articles; or (iii) if neither the BCBCA nor the articles specify the type of resolution, by a special resolution.

The Articles adopted by the Company specify that a directors’ resolution will be required to authorize a change to the name of the Company and related changes to the Notice of Articles and Articles. Otherwise the Articles adopted by the Company specify that an ordinary resolution will be required to authorize alterations to the Company’s Notice of Articles or the Articles, unless the BCBCA requires some other resolution to effect alterations to the Company’s Notice of Articles or its Articles.

Sale, Lease or Exchange of All or Substantially All of the Company’s Property

The YBCA requires that a sale, lease or exchange of all or substantially all of the property of a company, other than in the ordinary course of business, be approved at a shareholders’ meeting by special resolution. Each share of a company carries the right to vote in respect of an extraordinary sale, lease or exchange of all or substantially all of a company’s property, whether or not it otherwise carries the right to vote. Where the rights of the holders of a class or series of shares would be affected differently than those of the holders of other classes or series of shares, the sale, lease or exchange of property must be approved by a special resolution passed by not less than 2/3 of the votes cast by the holders of the shares of such class or series.

Similarly, under the BCBCA, a company must not sell, lease or otherwise dispose of all or substantially all of its undertaking unless: (i) it does so in the ordinary course of business; or (ii) it has been authorized to do so by a special resolution.

Amalgamation

An amalgamation involving a YBCA company (except by way of a “short-form” amalgamation between a holding company and one or more of its wholly-owned subsidiaries, or between two or more wholly-owned subsidiaries of the same holding company) must be authorized by a special resolution adopting the amalgamation agreement. Each share of an amalgamating YBCA company carries the right to vote in respect of an amalgamation whether or not it otherwise carries the right to vote. Where the rights of the holders of a class or series of shares would be affected differently by the amalgamation agreement than those of the holders of other classes or series of shares, the amalgamation agreement must be approved by a special resolution passed by not less than 2/3 of the votes cast by the holders of the shares of such class or series.

Generally, under the BCBCA, an amalgamation (except by way of a short form amalgamation) must be approved by a special resolution of the shareholders adopting the amalgamation agreement. Each share of an amalgamating BCBCA company carries the right to vote in respect of an amalgamation whether or not it otherwise carries the right to vote. Where the rights of the holders of a class or series of shares would be prejudiced or interfered with by the adoption of the amalgamation agreement, the amalgamation agreement must be approved by a special resolution passed by the holders of the shares of such class or series. The BCBCA contemplates amalgamations that are subject to court approval and, where the management of each amalgamating company has taken certain steps to establish a reasonable belief that no creditor will be materially prejudiced by the amalgamation, are not subject to court approval.

Continuance

A YBCA company may be continued under the laws of another jurisdiction, provided that it has been authorized to do so by a special resolution. Each share of a YBCA company carries the right to vote in respect of a continuance whether or not it otherwise carries the right to vote.

Similarly, a BCBCA company may be continued under the laws of another jurisdiction, provided that it has been authorized to do so by a special resolution.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable in respect of, among other thing:

(i)	a resolution to alter any restrictions contained in the company’s articles on the powers of the company or on the business that it is permitted to carry on;

(ii)	a resolution to adopt an amalgamation agreement;

(iii)	a resolution to amalgamate with a foreign corporation to form a foreign amalgamated corporation;

(iv)	a resolution to approve an arrangement, where the terms of the arrangement permit dissent;

(v)	a resolution to ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; and

(vi)	a resolution to authorize the continuation of a company outside of British Columbia.

The YBCA contains similar dissent rights, although the procedure for exercising this remedy is different than that contained in the BCBCA.

Oppression Remedies

Under the BCBCA, a shareholder of a company (including a beneficial owner of shares), and any other person who in the discretion of the British Columbia Supreme Court is an appropriate person, has the right to apply to the British Columbia Supreme Court for an order on the grounds that: (i) the affairs of a company are being or have been conducted, or that the powers of the directors have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or (ii) some act of the company has been done or is threatened, or that some resolution of the shareholders has been passed or is proposed, that is unfairly prejudicial to one or more shareholders, including the applicant. On such an application the British Columbia Supreme Court may make such order as it sees fit, including an order to prohibit any act.

The YBCA contains similar rights. Under the YBCA, a shareholder, former shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to , or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Shareholders Derivative Actions

Under the BCBCA, a shareholder (including a beneficial owner of shares and any other person who in the discretion of the British Columbia Supreme Court is an appropriate person) or a director of a company, may with leave of the British Columbia Supreme Court, prosecute a legal proceeding in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such obligation.

The YBCA provides for a similar right to bring a derivative action that extends to a shareholder, former shareholder, director, former director, officer or former officer of a corporation or its affiliates, and any person who, in the discretion of the court is a proper person to make an application to bring a derivative action.

Requisition of Meetings

The BCBCA provides that shareholders of a company holding in the aggregate not less than 1/20 of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting of shareholders within four months.

The YBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a general meeting of a corporation.

Place of Shareholder Meetings

Under the BCBCA, a general meeting of the shareholders of a company must be held in British Columbia unless: (i) the location outside British Columbia is provided for in the articles; (ii) the articles do not restrict the company from approving a location outside British Columbia for the holding of the general meeting and the location for the meeting is (A) approved by the resolution required by the articles for that purpose, or (B) if no resolution is required for that purpose by the articles, approved by ordinary resolution of the shareholders; or (iii) the location for the meeting is approved in writing by the British Columbia Registrar of Companies before the meeting is held.

The Articles adopted by the Company provide that general meetings of the shareholders will be held at a place determined by the directors.

The YBCA provides that meetings of shareholders may be held outside the Yukon where the articles so provide.

C.	Material Contracts

The following is a summary of each material contract entered into in the ordinary course of business to which Tournigan is a party, for the two years immediately preceding publication of the document, including dates, parties, general nature of the contracts, terms and conditions, and amount of consideration passing to or from Tournigan or any other member of the group.

D.	Exchange Controls

Tournigan is incorporated pursuant to the laws of the Province of British Columbia, Canada.

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in “10.E. Taxation” below.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Tournigan Gold Corp. is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada are a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. We are responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the U.S. and the dividends are beneficially owned by and paid to such shareholder and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the Payor Corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or our stated capital had increased by reason of the payment of such dividend. We will furnish additional tax information to our shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%.

There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

Certain U.S. Tax Consequences

U.S. Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below). Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2011, generally, will be taxed at a maximum rate of 15% provided that such U.S. Holder has held to shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and that certain other conditions are met (“qualified dividend income”). For this purpose, dividends will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. Federal income tax principles.

To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. We currently anticipate that if we were to pay any dividends with respect to our shares, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value, or to a 85% deduction if the U.S. Holder owns shares representing at least 20% o the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, for dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or a U.S. related paying agent (including a broker) a U.S. Holder will be subject to U.S. information reporting requirements and may also be subject to the 28% (tax years beginning in 2006 and 2007) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific categories of income. For tax years beginning after December 31, 2006, the foreign tax credit is limited separately with respect to passive category income and general category income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income,” which for tax years beginning after December 31, 2006, is in certain cases treated as general category income. Additionally, the rules regarding U.S. foreign tax credits include limitations that apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above. For tax years beginning after December 31, 2004, U.S. Holders can reduce their alternative minimum tax (“AMT”) liability by an AMT foreign tax credit without the limitation. Under the pre-2006 Act Law, the AMT foreign tax credit was limited to 90% of AMT. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years preceding the loss year and carried forward five years following the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the U.S. federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

The Foreign Personnel Holding Company (“FPHC”) rules have been repealed for tax years of foreign corporations beginning after December 31, 2004, and tax years of U.S. Holders whose tax year ends with or within the FPHC’s tax year. Prior to repeal, if at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares was owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who were citizens or residents of the U.S. and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from certain interest and dividends), we may have been a FPHC. In that event, U.S. Holders that hold common shares would have been required to include in gross income as a dividend for such year their allocable portions of such passive income to the extent we did not actually distribute such income. Each U.S. Holder should consult his own tax advisor about this change of law.

Foreign Investment Company

The rule relating to foreign investment companies have been repealed for tax years of foreign corporations beginning after December 31, 2004, and tax years of U.S. Holders whose tax year end with or within the corporation’s tax year. Prior to repeal, if 50% or more of the combined voting power or total value of our outstanding shares was held, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and we were found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interests therein, it is possible that we were a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Each U.S. Holder should consult his own tax advisor about this change of law.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, depending upon the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. Shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the Company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of “passive income”, is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder. The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the Company.

A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code (an “Electing U.S. Shareholder”), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital, (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred taxes. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as “personal interest” that can be deducted only when it is paid or accrued and is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedures a U.S. Shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Shareholder’s holding period in which the Company is a PFIC. If the U.S. Shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. Shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. Shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during such shareholder’s holding period, then in addition to filing documents, the U.S. Shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below), any gain that he would otherwise recognize if the U.S. Shareholder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the Company’s post-1986 earnings and profits.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply. It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC. U.S. Shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. Shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-resident U.S. shareholder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason by of a pledge) of his/her common shares and (ii) certain “excess contributions”, as specially defined, by the Company.

Non-electing U.S. shareholders generally would be required to pro-rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S. Shareholder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had been due with respect to each such prior year. A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative ruling and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance any of these proposed regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.

Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the United States, U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification could affect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC. This rule generally is effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders. Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

F.	Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

G.	Statement By Experts

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

H.	Documents on Display

Any of the documents referred to in this Form 20-F can be viewed at the office of Tournigan, which is located at Unit 1 – 15782 Marine Drive, White Rock, British Columbia V4B 1E6 during normal business hours. All of the documents referred to above are in English.

Tournigan is required to file financial statements and other information with all of the Securities Commissions in Canada electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

I.	Subsidiary Information

This information is not required for reports filed in the United States.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Tournigan is a “small business issuer”, and as such, does not need to provide the information required by this Item 11.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

ITEM 15	CONTROLS AND PROCEDURES

A	DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer at the time, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, and in light of the Company's material weaknesses in internal control described below, our Chief Executive Officer and Chief Financial Officer at the time concluded that as of the end of the period covered by this report, our disclosure controls and procedures were not effective.

The Company maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be included in its Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the applicable time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to the Company’s management, including our the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B	MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2008. In making this evaluation, the Company used the criteria set forth in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Management has concluded that, as of September 30, 2008, the Company did not maintain effective internal control over financial reporting due to the material weaknesses described below.

The SEC has defined a material weakness as a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.

(a) Financial Reporting Close Process

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

(c) Fraud Risk Assessment

The Company did not conduct a comprehensive fraud risk assessment. Specifically, such an assessment would include a process to identify and evaluate the risk of fraud, including management override that could result in misstatements to any account in the financial statements. This deficiency, which is pervasive in potential impact, did not result in a misstatement to the financial statements. However, in combination with the material weaknesses discussed above, this deficiency results in a reasonable possibility that a material misstatement to the annual financial statements would not be prevented or detected on a timely basis.

Attestation Report of the Registered Public Accounting Firm.

The Company’s independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements, has issued an audit report on the Company's internal control over financial reporting which is included with the financial statements.

Changes in Internal Control over Financial Reporting

During the 12 months ended September 30, 2008 the Company made the following changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting:

The Company communicated the Code of Conduct and Whistleblower program to all employees, including those in foreign subsidiaries.

The Company communicated its Delegation of Authority Policy to it Slovakian operations.

The Company changed the Board of Directors of its Slovakian subsidiaries such that there is representation by a member of the board of directors of the Company and by an officer of the Company on the board of directors of the Slovakian subsidiaries. The Company has hired a Controller for its Slovakian operations.

The Company changed its internal controls over monitoring of and communication with its Slovakian operation. The Company monitored expenditures through internet access to its Slovakian bank accounts and further developed its financial reporting close process.

The Company implemented processes to monitor its compliance with its exploration property rights and obligations. Accountability for these processes was moved to the Chief Financial Officer. Processes to prevent non-compliance were designed and implemented, including tracking of property payments and work commitments. Monitoring controls such as validation of license payments incurred by the Company’s subsidiaries were also implemented.

The Company is currently designing and implementing improved controls to address the material weaknesses described above. Specifically the Company will undertake a comprehensive fraud risk assessment in 2009.

ITEM 16	[RESERVED]

A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Rex McLennan, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F. Mr. McLennan is “independent” as that term is defined in the rules of the New York Stock Exchange.

B	CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics applicable to directors, officers and employees of the Company.

The Company’s Code of Business Conduct and Ethics (the “Code”) is available on its website at www.tournigan.com and at www.sedar.com.

The Governance and Nominating Committee has the responsibility to review the Code on an annual basis. In addition, it has been disseminated to every employee and every director, officer and employee is required to certify that he/she has read the Code and understands it. In addition, the Company has made available a contact number for the Chair of the Audit Committee that employees can use to report violations of the Code. Any reports to the Chair of the Audit Committee would be communicated to the Audit Committee.

There have been no material change reports filed within the preceding 12 months that pertain to any conduct of any director or executive officer that constitutes a departure from the Code.

Directors are required to disclose any actual or potential conflicts of interest. In addition, directors that have an interest in a matter coming before the Board declare that interest and abstain from voting on the matter. Directors are also able to request in-camera sessions to discuss such matters without the presence of the interested director or executive officer and, if necessary, the Board is able to convene a special committee composed of disinterested directors to consider the applicable issue. The Board is also able to engage outside advisors at the Company’s expense to assist directors in discharging their responsibility to exercise independent judgment.

The Board has approved the Code (which includes requirements relating to insider trading), a Whistleblower Policy and a Disclosure Policy. These policies have been disseminated throughout the organization and employees have certified their receipt and understanding of the Code, the Whistleblower Policy and the Disclosure Policy.

Management applies the highest standard of ethical behaviour and sets the tone from the top for a culture of ethical business conduct.

C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the last shareholders meeting, the shareholders appointed KPMG LLP, Chartered Accountants (“KPMG”), to serve as the independent auditors for the 2008 fiscal year. KPMG acted as Tournigan’s independent auditor for the fiscal year ended September 30, 2008 and the thirteen months ended September 30, 2007. The chart below sets forth the total amount billed Tournigan by KPMG for services performed in the fiscal years 2008 and 2007, and breaks down these amounts by category of service.

"Audit Fees" are the aggregate fees billed by KPMG for the audit of Tournigan’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements. This category comprises fees billed for independent accountant review of the 20-F Annual Report and Management Discussion and Analysis.

"Audit-Related Fees" are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of Tournigan’s financial statements and are not reported under "Audit Fees." "Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

The fees for auditor services billed by KPMG in each of the last two fiscal years for audit and non-audit related services are as follows:

Principal accountant fees	Fiscal Year Ended	For the 13 month period ended
	September 30, 2008	September 30, 2007[1]
Audit Fees	$213,201	$286,767
Audit Related Fees	$63,433	$50,958
Tax Fees	$21,510	$53,338
All other Fees	$13,208	NIL

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by KPMG. Any services provided by KPMG that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In fiscal 2008, fees paid to KPMG were approved pursuant to the de minimus exception for tax services.

D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17	FINANCIAL STATEMENTS

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

This annual report on Form 20-F incorporates by reference the following financial statements of Tournigan filed with the SEC on March 3, 2009 on a Form 6-K, accession number 0001204459-09-000340:

(a)

Auditor’s Report, dated December 15, 2008 filed with the SEC on March 3, 2009 is redacted and replaced with the Reports of Independent Registered Public Accounting Firm filed as an Appendix to this Annual Report on Form 20-F ;

(b)	Consolidated Balance Sheets as of September 30, 2008 and September 30, 2007;

(c)	Consolidated Statements of Loss and Deficit and Comprehensive Loss for the year ended September 30, 2008, the thirteen months ended September 30, 2007 and the year ended August 31, 2006;

(d)	Consolidated Statements of Cash Flows for the year ended September 30, 2008, the thirteen months ended September 30, 2007 and the year ended August 31, 2006;

(e)	Notes to Consolidated Financial Statements for the year ended September 30, 2008, the thirteen months ended September 30, 2007 and the year ended August 31, 2006.

ITEM 18	FINANCIAL STATEMENTS

Tournigan has elected to provide financial statements pursuant to Item 17.

ITEM 19	EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit
Number	Description
2 (a)	Shareholder Rights Plan March 2, 2009
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002;
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002;
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Beacon Hill Consultants (1988) Ltd.
15.2	Consent of SRK Consulting (U.S.) Inc.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOURNIGAN ENERGY LTD.

By: “Dorian “Dusty” Nicol”

Dorian Nicol, President and Chief Executive Officer

March 30, 2009

EXHIBIT INDEX

Exhibit
Number	Description
2 (a)	Shareholder Rights Plan March 2, 2009
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002;
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002;
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Beacon Hill Consultants (1988) Ltd.
15.2	Consent of SRK Consulting (U.S.) Inc.

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
Box 10426, 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tournigan Energy Ltd.

We have audited Tournigan Energy Ltd.’s ("the Company")'s internal control over financial reporting as of September 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment: The Company has limited accounting personnel with expertise in generally accepted accounting principles and regulatory financial reporting requirements to enable effective segregation of duties over the preparation of financial statements and related note disclosures and regulatory filings.

The Company has limited accounting personnel with expertise in generally accepted accounting principles and regulatory financial reporting requirements to enable effective segregation of duties over the preparation of financial statements and related note disclosures and regulatory filings.

The Company also did not conduct a comprehensive fraud risk assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of September 30, 2008 and 2007, and the related consolidated statements of loss and deficit, comprehensive income and cash flows for the year ended September 30, 2008 and the thirteen-month period ended September 30, 2007. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and this report does not affect our report dated March 30, 2009, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Chartered Accountants

/s/ KPMG LLP

Vancouver, Canada

March 30, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
Box 10426, 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tournigan Energy Ltd.

We have audited the accompanying consolidated balance sheets of Tournigan Energy Ltd. ("the Company") and subsidiaries as at September 30, 2008 and 2007 and the consolidated statements of loss and deficit, comprehensive loss and cash flows for the year ended September 30, 2008 and the thirteen-month period ended September 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of September 30, 2008 and the results of its operations and its cash flows for the year ended September 30, 2008 and the thirteen month period ended September 30, 2007 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 30, 2009 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

The financial statements for the year ended August 31, 2006 was audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 5, 2006, except as to Note 3 which is as of January 17, 2008.

Chartered Accountants

/s/ KPMG LLP

Vancouver, Canada

March 30, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.