Form 20-F
period 2009-09-30
Tournigan Energy Ltd.
filed 2010-03-30
CIK 1271199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2009

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

Yes ☐                        No ☒

If this report is an annual or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                        No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                        No ☐

Indicate by check mark whether the registration has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.

Yes ☐                           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐                                            Accelerated filer ☐                                 Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☒
By the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒        Item 18 ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

           Yes   ☐                     No  ☒

Table of Contents

PART I

GLOSSARY OF TERMS

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES		5

GLOSSARY OF MINING TERMS		5

NI 43-101 DEFINITIONS		6
SEC INDUSTRY GUIDE 7 DEFINITIONS		7

NOTE ON FORWARD LOOKING INFORMATION		7

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	9

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	9

ITEM 3	KEY INFORMATION	9

A.	SELECTED FINANCIAL DATA	9
B.	CAPITALIZATION AND INDEBTEDNESS	10
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	10
D.	RISK FACTORS	10

ITEM 4	INFORMATION ON TOURNIGAN	20

A.	HISTORY AND DEVELOPMENT OF TOURNIGAN	20
B.	BUSINESS OVERVIEW	23
C.	ORGANIZATIONAL STRUCTURE	27
D.	PROPERTY	28

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	35

A.	OPERATING RESULTS	35
B.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	39
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	39
D.	TREND INFORMATION	39
E.	OFF-BALANCE SHEET ARRANGEMENTS	39
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	39
G.	CRITICAL ACCOUNTING POLICIES	40

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41

A.	DIRECTORS AND SENIOR MANAGEMENT	41
B.	COMPENSATION	43
C.	BOARD PRACTICES	45
D.	EMPLOYEES	54
E.	SHARE OWNERSHIP	54

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	56

A.	MAJOR SHAREHOLDERS	57
B.	RELATED PARTY TRANSACTIONS	57
C.	INTERESTS OF EXPERTS AND COUNSEL	58

ITEM 8	FINANCIAL INFORMATION	58

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	58
B.	SIGNIFICANT CHANGES	58

ITEM 9	THE OFFER AND LISTING	59

A.	OFFER AND LISTING DETAILS	59
B.	PLAN OF DISTRIBUTION	60
C.	MARKETS	60
D.	SELLING SHAREHOLDERS	60
E.	DILUTION	60
F.	EXPENSES OF THE ISSUE	60

ITEM 10	ADDITIONAL INFORMATION	60

A.	SHARE CAPITAL	60
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	66
C.	MATERIAL CONTRACTS	67
D.	EXCHANGE CONTROLS	67
E.	TAXATION	67
F.	DIVIDENDS AND PAYING AGENTS	74
G.	STATEMENT BY EXPERTS	74
H.	DOCUMENTS ON DISPLAY	74
I.	SUBSIDIARY INFORMATION	75

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	75

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	75

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	75

ITEM 15	CONTROLS AND PROCEDURES	75

ITEM 16 A		76

A	AUDIT COMMITTEE FINANCIAL EXPERT	76
B	CODE OF ETHICS	76
C	PRINCIPAL ACCOUNTANT FEES AND SERVICES.	77
D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	78
E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	78

ITEM 17	FINANCIAL STATEMENTS	78

ITEM 18	FINANCIAL STATEMENTS	78

ITEM 19	EXHIBITS	79

APPENDIX REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The mineral estimates in this Annual Report on Form 20-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Glossary of mining terms

We estimate and report our resources and we will estimate and report our reserves according to the definitions set forth in NI 43-101.  We will modify and reconcile the reserves as appropriate to conform to SEC Industry Guide 7 for reporting in the U.S.  The definitions for each reporting standard are presented below with supplementary explanation and descriptions of the parallels and differences.

NI 43-101 Definitions

indicated mineral resource
The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be established with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource
The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

measured mineral resource
The term “measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral reserve
The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

mineral resource
The term “mineral resource” refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

opt	Troy ounce per ton

probable mineral reserve
The term “probable mineral reserve” refers to the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve1	The term “proven mineral reserve” refers to the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.

qualified person2
The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

SEC Industry Guide 7 Definitions

exploration stage	An “exploration stage” prospect is one which is not in either the development or production stage.

development stage
A “development stage” project is one which is undergoing preparation of an established commercially mineable deposit for its extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

mineralized material	The term “mineralized material” refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

probable reserve
The term “probable reserve” refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

production stage	A “production stage” project is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

proven reserve
The term “proven reserve” refers to reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

reserve
The term “reserve” refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study done to bankable standards that demonstrates the economic extraction. (“Bankable standards” implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing.) A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

1 For Industry Guide 7 purposes this study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
 2 Industry Guide 7 does not require designation of a qualified person.

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

•	The Company’s financial and operating objectives;
•	The Company’s exploration, environmental, health and safety initiatives;
•	The availability of qualified employees for the Company’s operations; and
•	The outcome of legal proceedings and other disputes in which we are involved.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including:

•	Risks that may affect the Company’s operating or capital plans
•	Risks generally encountered in the development of mineral properties such as:
o	unusual or unexpected geological formations,
o	unanticipated metallurgical difficulties,
o	ground control problems,
o	adverse weather conditions, and
o	process upsets and equipment malfunctions;

•	Risks associated with labour disturbances and unavailability of skilled labour;
•	Risks associated with market prices of the Company’s principal commodities, which are cyclical and subject to substantial price fluctuations;
•	Risks created through competition for mining properties;
•	Risks associated with having little or no history of production;
•	Risks associated with mineral reserve and resource estimates;
•	Risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions;
•	Risks associated with environmental compliance and changes in environmental legislation and regulation;
•	Risks associated with dependence on third party consultants and non-performance by contractual counterparties;
•	Risks associated with title claims and other title, license and permit risks;
•	Social and political risks associated with operations in foreign countries;
•	Risks of changes in tax or royalty laws or their interpretation;
•	Risks associated with tax reassessments and legal proceedings;
•	Risks associated with the loss of key personnel;
•	Risk related to indemnification of officers and directors;
•	Risks related to having limited financial resources;
•	Risk of dilution to present and prospective shareholdings;
•	Credit risk; and
•	Share price fluctuation risk

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Report. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:
•	General business and economic conditions;
•	Interest rates and foreign exchange rates;
•	The supply and demand for, deliveries of, and the level and volatility of prices of uranium;
•	The timing of the receipt of regulatory and governmental approvals for the Company’s development projects and other operations;
•	The availability of financing for the Company’s development projects on reasonable terms;
•	The Company’s costs of production and the Company’s production and productivity levels, as well as those of the Company’s competitors;
•	The Company’s ability to secure adequate transportation for the Company’s products;
•	The Company’s ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;
•	The Company’s ability to attract and retain skilled staff;
•	The impact of changes in foreign exchange rates on the Company’s costs and results;
•	Engineering and construction timetables and capital costs for the Company’s development and expansion projects;
•	Costs of closure of various operations;
•	Market competition;
•	The accuracy of the Company’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;
•	Tax benefits and tax rates;
•	The resolution of environmental and other proceedings or disputes; and
•	Ongoing relations with the Company’s employees and with the Company’s business partners.

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

Tournigan prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The material differences in Tournigan’s financial statements from those principles that Tournigan would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) are described in note 16 to the financial statements for the year ended September 30, 2009.

The following table summarizes information pertaining to operations of Tournigan for the last five fiscal years.   Tournigan changed its year end to September 30 from August 31 effective September 30, 2007.

Canadian GAAP	Year ended Sept 30, 2009	Year ended Sept 30, 2008	Thirteen months ended Sept 30, 2007	Year ended Aug 31, 2006	Year ended Aug 31, 2005
	$	$	$	$	$
Operating Revenue	-	-	-	-	-
Loss from continuing operations	4,064,179	5,778,040	6,232,871	6,596,354	2,877,394
Net loss	21,187,323	15,291,884	7,278,971	6,637,636	2,877,394
Loss per share from continuing operations – basic and diluted	0.03	0.05	0.05	0.08	0.05
Loss per share – basic and diluted	0.17	0.12	0.06	0.08	0.05
Total assets	31,817,066	53,714,333	68,738,416	61,105,539	13,746,449
Net assets	31,066,726	51,682,097	64,582,260	59,509,117	13,186,785
Capital stock	108,370,841	108,370,841	107,058,860	95,333,346	46,559,522
Dividends per share	-	-	-	-	-
Number of shares outstanding	122,697,859	122,697,859	115,491,071	86,999,112	59,225,546

US GAAP	Year ended Sept 30, 2009	Year ended Sept 30, 2008	Thirteen months ended Sept 30, 2007	Year ended Aug 31, 2006	Year ended Aug 31, 2005
	$	$	$	$	$
Operating Revenue	-	-	-	-	-
Loss from continuing operations	8,509,339	12,749,489	11,642,150	6,596,354	6,368,764
Net loss	8,252,311	20,606,257	22,320,868	6,637,636	6,368,764
Loss per share from continuing operations – basic and diluted	0.07	0.10	0.10	0.08	0.11
Loss per share – basic and diluted	0.07	0.17	0.19	0.08	0.11
Total assets	10,395,268	19,380,023	39,695,979	47,592,414	5,143,466
Net assets	9,644,928	17,347,787	35,539,823	45,995,992	4,583,802
Capital stock	108,370,841	108,370,841	107,058,860	95,333,346	46,559,522
Dividends per share	-	-	-	-	-
Number of shares outstanding	122,697,859	122,697,859	115,491,071	86,999,112	59,225,546

The following table sets out the average of the Bank of Canada closing rates of exchange for the Canadian dollar for the periods indicated.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

Average
For the Year Ended September 30, 2009	1.17850
For the Year Ended September 30, 2008	1.01033
For the Year Ended September 30, 2007	1.106008
For the Year Ended August 31, 2006	1.138527
For the Year Ended August 31, 2005	1.218664

The following table sets out the Bank of Canada high and low intra-day rates of exchange for the Canadian dollar for each month during the previous six months.

U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	September 2009	October 2009	November 2009	December 2009	January 2010	February 2010
High	1.1103	1.0961	1.0839	1.0748	1.0695	1.0772
Low	1.0675	1.0315	1.0525	1.0445	1.0278	1.0441

The value of the noon U.S. Dollar in relation to the Canadian Dollar as published by the Bank of Canada was 1.0285 as of March 26, 2010.

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

D.           Risk Factors

An investment in our common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should invest in our securities. An investor should carefully consider the risks described below and the other information that we file with the Securities and Exchange Commission and with Canadian securities regulators before investing in our common shares. The risks described below are not the only ones faced.  Additional risks that we are aware of or that we currently believe are immaterial may become important factors that affect our business. If any of the following risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed and the investor may lose all of their investment.

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

In particular, the Company has a Preliminary Assessment Study of its Kuriskova Uranium Project located in Slovakia that estimated operating and capital costs based on information available in a July 2009 study, and believes that these estimates are reasonable.  However, costs for labour, regulatory compliance, energy, mine and plant equipment and materials needed for mine development and construction are subject to increase and in some cases may increase significantly from July 2009. In light of these factors, actual costs related to future mine development and construction may exceed the Company’s estimates. The Company does not have an operating history upon which it can base estimates of future operating costs for the Kuriskova project, and it intends to rely upon the pre-feasibility study of the project and estimates contained therein, until such time as a feasibility study is completed, if ever. Such studies derive estimates of cash operating costs from, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of uranium and other metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

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

The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and development or production facilities, personal injuries, environmental damage, delays or interruption of development or production, increases in development or production costs, monetary losses, legal liability and adverse governmental action. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company. Accordingly, there can be no assurance that the expenditures by the Company in the exploration of mineral properties located in Slovakia as described herein, will result in discoveries of mineralized material in commercial quantities.

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

Labour disturbances and unavailability of labour can delay projects and increase costs

Metal exploration and mining is labour-intensive. Negotiations with labour unions can lead to work stoppages. Moreover, as the demand for gold, energy and base metals has increased in recent years, many producers have attempted to increase production, which has resulted in a competitive market for the limited supply of trained metal miners in Slovakia. In some cases, this market situation has caused compensation levels to increase, particularly for “skilled” positions such as electricians and mine foremen. To maintain current exploration levels and to potentially achieve production, the Company may be forced to respond to these increases in wages and other forms of compensation, and related recruiting efforts by the Company’s competitors. Any future shortage of skilled miners, or increases in the Company’s labour costs, could have an adverse impact on the Company’s labour productivity and costs and on the Company’s ability to operate profitably.

Prices of uranium fluctuate widely, affecting profitability and financial condition

The Company’s profitability and long-term viability depend, in large part, upon the market prices of uranium and other metals and minerals that may potentially be produced from its mineral properties. The market prices of uranium and other metals are volatile and are impacted by numerous factors beyond its control, including but not limited to:

•	demand for nuclear power and the rate of construction of nuclear power plants;

•	the forward contracting of U3O8 supplies by nuclear power plants;

•	political and economic conditions in uranium producing and consuming countries;

•	reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails;

•	sales of excess civilian and military inventories of uranium (including from the dismantling of nuclear weapons) by governments and industry participants;

•	uranium production levels and costs of production;

•	significant uranium production interruptions or delays in expansion plans;

•	actions of investment and hedge funds in the uranium market;

•	political or technological developments related to the storage of nuclear waste;

•	an accident at a nuclear power plant anywhere in the world; and

•	the price of alternative sources to nuclear power, including oil, natural gas, coal, solar power and wind power.

The Company cannot predict the effect of these factors on uranium prices.  Recent prices for uranium are included elsewhere in this Annual Report. Declines in market prices in the future could delay or deter a decision to commence production of a mine, and could cause production to become unprofitable after commencement. Declines in market prices could also adversely affect the Company’s ability to finance exploration and development projects, all of which would have a material adverse effect on the Company’s financial condition. There can be no assurance that the market prices will remain at current levels or that such prices will improve.

Competitive conditions can create challenges

The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration. There can be no assurance that the Company will be able to successfully compete for mineral properties in the future.

The Company has limited resources and may not be able to fully fund its exploration and development projects

The Company has limited financial resources. It had working capital of $8,320,023 at fiscal year end September 30, 2009 inclusive of cash of $2,742,445 at that date. The Company intends to fund its exploration and development operations and associated overhead costs from working capital. The Company expects to raise additional equity capital in 2010. Its ability to continue future exploration and development activities will depend in part on its ability obtain additional external financing. The sources of external financing that the Company could use for these purposes might include public or private offerings of equity and debt. In addition, the Company could enter into one or more strategic alliances or joint ventures, or could decide to sell certain property interests, and it might utilize a combination of these sources. The external financing chosen may not be available on acceptable terms, or at all. If the Company is unable to secure external financing to continue exploration and development it may have to postpone such activities or sell its properties. There can be no assurance that the Company will obtain necessary financing on acceptable terms, if at all.  Failure to meet its obligations on a timely basis could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties, or the inability to continue as a going concern. The realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different than those included in its financial statements.

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

Moreover, the Company has not defined or delineated any proven or probable reserves on any of its properties. If its current exploration programs do not result in the discovery of commercial ore, the Company may need to write-off part or all of its investment in its existing properties and will seek to acquire additional properties. The determination of whether any mineral deposits on its properties are economic is affected by numerous factors beyond its control, including:

•	the metallurgy of the mineralization forming the mineral deposit;

•	market fluctuations for uranium prices;

•	the proximity and capacity of natural resource markets and processing equipment; and

•	government regulation of prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The Company will not have revenue from operations until at least one of its properties is developed into a producing mine. There can be no assurance that such development will occur.

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

The Company’s resource estimates are not directly comparable to companies subject to U.S. Securities and Exchange Commission (“SEC”) reporting and disclosure requirements, as the Company generally reports resources in accordance with Canadian practices. These practices are different from those used in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources which are not permitted in disclosure filed with the SEC by U.S companies. In the U.S., mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

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

Exchange rate changes, interest rate changes and general economic conditions may impact the Company’s financial position and plans

The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  Local costs may be incurred in Euros and head office costs in Canadian and U.S. dollars. If any or all of these currencies strengthened against the U.S. dollar while commodity prices remained stable in U.S. dollars, the Company would experience rising costs without rising revenues. As a result of these exposures, the Company’s financial performance and forecasts may be significantly impacted by changes in international exchange rates.

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

Titles can be disputed and licences, permits, laws and regulations can be burdensome

The Company’s mineral exploration activities in Slovakia require title to properties and are subject to licences, permits, laws and regulations involving government authorities.

The acquisition of title to mineral concessions in Slovakia is a detailed and time consuming process. Title to, and the area of, mining concessions may be disputed. Tournigan has diligently investigated title to all mineral concessions and obtained title opinions with respect thereto and, based upon such opinions, the Company believes that title to all properties covering its mineral resources and reserves are in good standing; however, the foregoing should not be construed as a guarantee of title to those properties.

Potential project sites in Slovakia may be subject to dispute, prior unregistered claims. Ultimate transfer to the Company may be affected by undetected defects. Such claims or defects could materially adversely affect one or more of the projects and the Company’s financial performance.

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

Foreign activities carry social and political risks

The Company operates in Slovakia, and, from time to time, in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest such as non-governmental organization activities, political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, an unfavourable political climate may make it difficult for the Company to obtain financing for projects in some countries.

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

The market price of Tournigan’s common shares has ranged from a high of $0.51 and a low of $0.16 during the twelve month period ended February 28, 2010. See “Market for Common Equity and Related Shareholder Matters”.  We cannot assure you that the market price of our common shares will not significantly fluctuate from its current level. The market price of our common shares may be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many exploration companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common shares. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has been instituted against such a company.  Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

There is no market for our common shares in the United States and you may not be able to readily sell your common shares

There is currently no market for our common shares in the United States.  We cannot assure you that any trading market for our shares will develop in the United States.  Consequently, you may not be able to readily sell your common shares.

We are a foreign corporation and have officers and director’s resident outside the United States, which could make it difficult for you to effect service of process or enforce a judgment by a U.S. court.

We are incorporated under the laws of the Province of British Columbia, Canada and some of our directors and officers are residents in jurisdictions outside the United States and all of our assets are located outside the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon certain of our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the laws of the United States.  There is some doubt as to whether a judgment of a U.S. court predicated solely upon such civil liabilities would be enforceable in Canada.  There is also some doubt as to whether an original action could be brought in Canada against the Company or its directors or officers to enforce liabilities based solely upon United States federal or state securities laws.

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

In 2008 the Company made the decision to focus its mineral exploration activities in Europe and arranged the disposal of Tournigan USA Inc.  In 2009 the Company decided to further focus its mineral exploration activities on uranium in Slovakia and arranged for the sale of Dalradian Gold Limited and Kremnica Gold s.r.o and Kremnica Gold Mining s.r.o. and made the decision to abandon its property investigation activities and subsidiary in the Ukraine.  The Company has treated these disposals as discontinued operations as the Company is now focused on mineral exploration and development of its uranium mineral properties in Slovakia and has discontinued its operations for uranium exploration in the United States and gold exploration in Northern Ireland and Slovakia.

Tournigan's head office is located at Unit 1 – 15782 Marine Drive, White Rock, British Columbia V4B 1E6. The contact person is Doris Meyer, Chief Financial Officer and Corporate Secretary. The telephone number is (604) 536-2711 and the facsimile number is (604) 536-2788.

Principal capital expenditures over the last three fiscal years

Tournigan is a uranium exploration and development company with a portfolio of highly prospective uranium properties in Slovakia. The Company acquired its Slovakian uranium mineral property portfolio prior to August 31, 2005.  The Company's flagship Kuriskova property is a high-grade uranium deposit in Eastern Slovakia. In addition to the NI 43-101 compliant resource already delineated at Kuriskova, there is exploration potential in the surrounding licenses which include the Novoveska Huta uranium deposit, also controlled by Tournigan. The current resource at Kuriskova is 14.7 million pounds U3O8 indicated contained in 1.2 million tonnes at 0.558% U3O8 and 17.9 million pounds U3O8 inferred contained in 3.8 million tonnes at 0.215% U3O8; cut-off of 0.05%U.

In the fiscal year ended September 30, 2009 the Company expended from working capital $3,546,621 on the Kuriskova project and $898,539 on the other uranium projects in Slovakia for a total of $4,445,160.

In the fiscal year ended September 30, 2008 the Company expended from working capital $6,133,380 on the Kuriskova project and $1,760,598 on the other uranium projects in Slovakia for a total of $7,893,982.

In the fiscal year ended September 30, 2007 the Company expended from working capital $3,671,599 on the Kuriskova project and $1,644,032 on the other uranium projects in Slovakia for a total of $5,315,631.

The exploration activity for each year is described in this Section in Item 4D “Property”.

None of Tournigan’s properties are beyond the exploration stage and there is no assurance that any of our mining properties contain a commercially viable ore body until further exploration work is done.

Tournigan USA Inc.

In October 2007 the Company’s wholly owned subsidiary, Tournigan USA, Inc. (“TUSA”), entered into an agreement to acquire 100 per cent ownership of certain uranium properties located in the U.S.A. from Sweetwater River Resources LLC (the “Sweetwater Buyout”).  Prior to closing of the Sweetwater Buyout, the Company’s interests in the properties were held through its option agreement with Sweetwater. Closing of the acquisition occurred on February 29, 2008. Total Sweetwater Buyout consideration was $1,100,815. The Company paid $592,000 and US$50,000 of which $100,000 was placed in escrow and, in addition, the Company issued 340,000 shares to Sweetwater at a fair value of $1.35 per common share. The escrowed monies were released to Sweetwater upon rectification of certain minor deficiencies in land tenure reports on January 9, 2009. Annual claim fees are approximately $375,000.

On October 2, 2008, the Company entered into a binding agreement for the sale of TUSA, see “Principal capital divestitures over the last three fiscal years” below.   Based on the fair value of the expected disposal proceeds, the Company determined its USA uranium assets were fully impaired and recorded a write-off of $7,131,046 in the year ended September 30, 2008.

Principal capital divestitures over the last three fiscal years

Tournigan USA Inc.

On February 23, 2009 the Company completed the sale of its wholly-owned subsidiary TUSA to Fischer-Watt Gold Company, Inc. (“Fischer-Watt”). The Company retained a 30% carried interest in respect of each TUSA property up to the completion of a feasibility study for any project encompassing any such property (a “Project”).  Upon completion of a feasibility study, the Company’s carried interest in respect of such Project will convert into a 30% working interest in the Project or the Company will have the option to dilute down to a 5% net profits interest.

On closing, Fischer-Watt delivered to the Company a promissory note in the amount of US$325,327, including the closing date working capital adjustment (the “Promissory Note”).  By negotiation the Promissory Note was reduced to $107,070 (US$100,000) which amount is included in accounts receivable at September 30, 2009 and was subsequently received.

Fischer-Watt secured the release of US$530,000 of TUSA’s reclamation bonds in Wyoming of which $107,070 (US$100,000) is included in accounts receivable at September 30, 2009 and was subsequently received.  By agreement the remaining $460,401 (US$430,000) will be paid from one-half of the net proceeds of all future equity share issues of Fischer-Watt until paid.

Fischer-Watt will secure the release of the remaining US$400,000 of TUSA’s reclamation bonds in Arizona less any applicable reclamation costs which at September 30, 2008 had been estimated at US$52,000 for an estimated net amount of $372,604 (US$348,000) which is due to be paid to the Company by September 30, 2010.

Fischer-Watt is a Nevada-incorporated mineral exploration and development company. The Chairman, President and CEO of Fischer-Watt is Mr. Peter Bojtos, who is a director of the Company.  The TSX-V approved this related party transaction.

Dalradian Gold Limited (“Dalradian Gold”)

On September 28, 2009 the Company completed the sale of its wholly-owned subsidiary Dalradian Gold to SA Resources, Ltd. (“SA Resources”).  The Curraghinalt gold project owned by Dalradian Gold was previously the subject of an option agreement (the “Option Agreement”) with C3 Resources Inc. (“C3 Resources”).  On March 30, 2009, C3 Resources assigned its rights under the option agreement to SA Resources. The Company was paid $1,000,000 pursuant to the Option Agreement. On September 28, 2009, SA Resources completed the purchase of all of the shares of Dalradian Gold from the Company for proceeds of $5,500,000 which amount is included in accounts receivable at September 30, 2009.  In addition, SA Resources owed the Company $61,558 for reimbursement of Dalradian Gold operating costs, all of which was collected by December 31, 2009.

Kremnica Gold s.r.o. and Kremnica Gold Mining s.r.o. (“Kremnica Shares”)

On June 7, 2009, the Company executed an option agreement (the “Option Agreement’) with Ortac Resources plc (“Ortac”) of London, England.  The Option Agreement granted Ortac the sole and exclusive right and option to acquire, in four stages, up to an undivided 100% right, title and interest in and to the Kremnica Shares by completing milestones and payments to the Company in cash or common shares of Ortac and granting to the Company a capped 2% net smelter return royalty (“NSR”) on gold and silver production from the Kremnica Gold project subject to buy-down provisions.  Subsequent to the Option Agreement being negotiated and executed, Dorian Nicol, the Company’s president was appointed to the board of directors of Ortac as the Company’s representative.

On January 27, 2010, the Company and Ortac executed a share purchase agreement (“Share Purchase Agreement”) which superseded the Option Agreement.  Ortac had earned 20% of the Kremnica Shares by completion of the first milestone pursuant to the Option Agreement.  Pursuant to the Share Purchase Agreement Ortac will purchase 80% of the Kremnica Shares on closing the Share Purchase Agreement for consideration of US$2 million to be paid in a combination of US$100,000 cash on the transfer of the shares of the Kremnica Shares to Ortac and delivery of a US$1,900,000 non-interest bearing promissory note (the “Promissory Note”), secured by all the assets of Ortac, that will be due for settlement upon Ortac completing a public listing (“IPO”) during 2010.  The Promissory Note will be paid as US$550,000 in cash and US$1,350,000 in Ortac shares to the equivalent cash value. The cash component will be paid from IPO proceeds and the shares will be issued at the IPO price.  If Ortac does not complete an IPO in 2010 and cannot pay the Promissory Note in 2010 it will have an extension of time to 2011 providing it pays the Company 50% of the net cash proceeds of all equity issues in 2011 until the Promissory Note is paid.

In addition, within 60 days of all required permits having been obtained to permit commercial production at the Kremnica property, Ortac will pay the Company US$3,750,000 cash or at Ortac’s option in Ortac shares to the equivalent cash value being $15.00 per ounce of the first 250,000 ounces of gold equivalent (gold plus silver) resource defined as proven and probable reserve in the bankable feasibility study.  Ortac will grant the Company a 2% NSR royalty on gold and silver production from the Kremnica property as currently comprised which includes three exploration licenses  to a limit of the first 1 million ounces produced after which it will reduce to a 1% NSR royalty on the next million ounces, after which it will extinguish.

Ortac may buy 1% of the 2% NSR royalty granted to the Company at any time by paying the Company US$1 million cash.   Mr. Nicol was not involved in the negotiations with Ortac and as a director of each company, he did not vote on approving the renegotiated terms.

The division between cash and Ortac shares issued to the equivalent cash value is in both cases conditional upon the Company not owning more than 19.9% of the issued and outstanding shares of Ortac after the issuance of the shares to the Company.

Ortac owed the Company $62,436 at September 30, 2009 for reimbursement of Kremnica operating expenses which were collected subsequently.

Tournigan Resources Ukraine Ltd. (“TVC Ukraine”)

The Company organized TVC Ukraine in 2007 for the purpose of holding mineral property interests acquired in the Ukraine.  The Company retained one full time consultant to conduct property investigations in that country.  The Company has decided to abandon its exploration efforts in the Ukraine.  It plans to liquidate TVC Ukraine with the Ukrainian authorities.

B.           Business Overview

Tournigan is a mineral resource exploration company with a focus on the acquisition, exploration and development of uranium properties in Europe. The Company’s principal uranium exploration properties are located in Slovakia. The Company has relocated its strategic and technical management office to Denver, U.S.A., maintains an investor relations office in Vancouver, Canada and has a field office in the town Spišská Nová Ves, Slovakia.

The Company is a reporting issuer in British Columbia, Alberta, Ontario and Yukon, Canada, and trades as a Tier 1 issuer on the TSX Venture Exchange under the trading symbol “TVC”, and on the Frankfurt Stock Exchange under the trading symbol “TGP”.

The Company’s flagship property is the Kuriskova project in Slovakia with a defined resource estimate and a preliminary assessment report.  The Company’s focus is to advance the project to the feasibility stage and, if justified, to production.

The specific terms of all the Company’s material properties and exploration activity are described in more detail later in this Section in Item 4D “Property”.

The Slovakian government regulations that govern administration of geology, mining and environmental matters in Slovakia are important to the Company.

Administrative aspects of prospection/exploration and mining in Slovakia

Administration of Geology and Mining

Exploration for mineral resource activities in Slovakia is administered by the Ministry of Environment (the “Ministry”) and mining activity is administered by the Ministry of Economy.  The Division of Geology and Natural Resources within the Ministry of Environment directly oversees the field of geology. The division is headed by the director general and has two main departments: Legal Department and Department of Geological Research and Exploration.

According to the law No. 313/1991 the Ministry: (1) proposes concepts and plans of geological research and exploration, (2) contracts geological works budgeted by the government, supervises their realization, and approves their results, (3) ensures that results of geological activities are collected, archived and made available to users, (4) approves the reserves of exclusive minerals and issues statements thereof, (5) ensures evidence of exclusive minerals reserves, (6) grants the right to manage deposits of exclusive minerals during the prospection and exploration period budgeted by the government and the right to manage the unmined deposits, (7) guarantees an integrated system of geological information, (8) issues decrees as to staking, changing and cancelling the claims, (9) issues certificates of exclusive minerals deposits, and in coordination with appropriate governmental institutions protects mineral wealth, (10) issues licenses to firms and individuals to perform geological works, and (11) deals with abandoned mines.

The State authority for mining activities is the Main Mining Bureau at the Ministry of Economy headquartered in Banská Stiavnica with five regional mining offices in Bratislava, Banská Bystrica, Košice, Prievidza, and Spišská Nová Ves.

The Main Mining Bureau: (1) oversees mining activities in Slovakia, (2) administers regional mining offices, (3) takes measures concerning the rational exploitation of mineral resources, (4) takes measures concerning the safety regulations during mining, (5) carries out inspections of mining activities, and (6) registers mining licences and their changes.

Regional mining offices: (1) inspect compliance with the mining law and safety regulations, (2) inspect mining works and objects, (3) oversee use of explosives, (4) set, modify or cancel mining licences, (5) permit opening and exploitation of exclusive mineral deposits, (6) permit exploration by underground works, and (7) issue permits for construction works in the area of mining licences.

The State Geological Survey

The Štátny Geologický ústav Dionýza Štúra (Geological Survey of Slovak Republic) (the “Survey”) carries out the state geological survey. The Survey is based in Bratislava and has regional branches in Košice, Spišská Nová Ves and Banská Bystrica. It has 6 divisions (Regional Geology, Environmental Geology, Mineral Resources, Analytical Laboratories, Informatics and Accounting) and the Administration Office.

The Survey carries out: (1) a systematic and comprehensive geological investigation of the state territory, including geological mapping, hydrogeology, engineering geology, environmental geology, and metallogeny, (2) mineral resource assessment, (3) exploration of mineral, water, and energy resources, of engineering and environmental geological factors, and of waste disposal sites, (4) geophysical and geochemical surveys, (5) chemical and technological analyses, (6) develops and operates an information system in geology and mineral reserves, including geological archives, (7) provides geological information, (8) operates the central geological library of Slovakia, (9) publishing of geological maps, books and journals, and (10) provides an impartial advise to government bodies and state institutions.

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

The legal entity attaches to the application a Statement of the Commercial Register, or a document certifying establishment of legal entity (corporate contract, founding letter, or a decision of a foreign person to establish it’s filial in Slovak Republic). Furthermore, the application is supplemented by the documents of responsible representatives, in which the scope of his/her or responsible representative¢s accountabilities are marked.

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

The Act of the Slovak National Council No 313/1999 on geological operations and geological administration determines the:

•	conditions for projection, performance, and evaluation of geological operations,
•	conditions for the issue of licences to undertake geological works and certificates of professional competence,
•	rules governing granting and transfer of exploration licences,
•	conditions for archivation and utilization of results of geological operations,
•	role, position, and activities of the state administration in geology – Division of Geology and Natural Resources of the Ministry of Environment, and
•	role and duties of the state geological survey.

The Act of the Slovak National Council No. 44/1988 on protection and exploitation of mineral resources (mining code) in wording of the Act No. 214/2002, determines the:

•	ownership and administration of mineral resources,
•	principles of protection and rational exploitation of mineral wealth,
•	conditions for mining and mining licenses,
•	reimbursement of damages due to mining activities.

The Act of the Slovak National Council No. 51/1988 and 499/1991, in wording of the Acts No. 154/1995 and 58/1998, determines the:

•
conditions under which mining activity and activity performed by mining techniques can be carried out, particularly as regards safety regulations, environmental protection, and rational exploitation of mineral deposits,

•	condition for the use of explosives, and
•	state mining administration.

Details are included in Regulations published in pursuance of these acts.

According to these acts geological operations (exploration) may be carried out by legal entities and individuals on the basis of license only, granted by the Ministry of Environment.

Exploration for exclusive minerals, which are the property of the State, may be carried out in exploration areas (claims) only, granted by the same ministry. The exclusive exploration area for a specified commodity is granted for up to four years and is renewable for another four years and additional two years. The size of the exploration area is limited to 250 square kilometres. The fee per square km per year was 3 000.- Sk during the first four years period, 6 000.- Sk during the second four year period,10, 000.- Sk during the last two year period and 20,000. – Sk every year thereafter. The Slovak Republic adopted the Euro on January 1, 2009 and these fees have not been restated.  With each application for prolongation of the licence its area has to be reduced by at least 25%. Whereabouts of the application for the exploration licence are specified in the §46 of the Regulation 141/2000. The first application registered for the given exploration area has a priority, except of the case of the tender. Exploration areas are transferable. A special exploration licence is issued for the government paid exploration projects. The special exploration licence may be changed to an exploration licence.  In such the case the ministry organises a tender.

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

C.           Organizational Structure

As at September 30, 2009, the Company had two active wholly owned subsidiaries being Ludovika Holding s.r.o., organized under the laws of Slovakia and Tournigan Energy USA Inc. (“TE USA”) organized under the laws of Colorado, USA.  TE USA is the employer of the Company’s Chief Executive Officer and Vice President Environment/Engineering and has no assets or operations.

Kremnica Gold a.s., a company organized under the laws of Slovakia, was discontinued and held for sale at September 30, 2009.

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

Overview

The Company’s flagship uranium project in Slovakia is the Kuriskova project.  The Company is focussed on progressing the Kuriskova project through the steps to a feasibility study, and if justified, to production. The Kuriskova uranium deposit currently hosts an NI 43-101 compliant resource of 14.65 million pounds U3O8 indicated contained in 1.2 million tonnes at 0.558% U3O8 and 17.90 million pounds inferred contained in 3.8 million tonnes at 0.215% U3O8 using a cut-off of 0.05%U (SRK Consulting (U.S.), Inc. (“SRK”), February 2009).

On March 24, 2010 the Company announced an updated resource estimate of 20.5 million pounds of U3O8 contained in 1.6 million tonnes grading 0.571% U3O8 and an Inferred resource of 17.5 million pounds of U3O8 contained in 3.5 million tonnes grading 0.228% U3O8.  The March 2010 resource estimate incorporates the results of 28 diamond drill holes totaling 7,548 metres that were drilled since the February 2009 estimate.  The Company will file a NI 43-101 technical report in support of this resource by May 8, 2010.

More details on the work conducted in the year are discussed below.

The next most advanced uranium project in Slovakia is Novoveska Huta, which has a historical resource based on Slovak standards of 19,970,000 pounds of U3O8 contained in 12.0 million tonnes of material with an average grade of 0.075% U3O8.  The Company decided to defer completion of an initial resource estimate to Canadian NI 43-101 pending a review of the geology of the deposit.  The Company believes that there is potential to improve the grade of the deposit with further exploration and will likely defer a resource update until this potential has been investigated.

In the Spisska Teplica exploration licence, the Svabovce and Spissky Stiavnik uranium properties have historical resources based on Slovak standards of 7,350,000 pounds of U3O8 in 1,489,000 tonnes of material with an average grade of 0.224% U3O8 and 1,300,000 pounds of U3O8 in 294,000 tonnes of material with an average grade of 0.20% U3O8, respectively.

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

URANIUM – KURISKOVA, SLOVAKIA (100% interest)

Title, Location, Access and Infrastructure

The current exploration licence is registered as “Cermel-Jahodna – U-Mo, Cu ores”, and was granted on April 19, 2005 by the Geology and Natural Resources Department at the Ministry of the Environment of the Slovak Republic. The licence was renewed for a further four years on April 2009 with Company renewal options, and is subject to a number of conditions. Licence fees and minimum work commitments are expected to be approximately $39,000 (EUR 25,000) for fiscal 2010.

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

With the exception of a royalty payment to the Government of Slovakia, the Kuriskova project is not subject to any royalties, back-in rights, payments, or other agreements and encumbrances. The Government of Slovakia is entitled to a royalty to be paid as a percentage of net profit. The royalty rate is up to 10%.

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

Politics and Environment

The Government of Slovakia is very supportive of the expansion of nuclear power. Slovakia approved a Strategy for Energy Security on October 15, 2008, focused on the next three decades.  In this strategy, it is recognized that the energy requirements for the Slovak Republic will need to be sourced from a mixture of energy types, of which nuclear energy will be an important component.  At present, nuclear fuels in Europe are only sourced from Russia and France.  Taking into consideration the sourcing of raw materials for nuclear energy in the future, we expect that nuclear energy producers will require their customers to supply the raw uranium requirements as a form of trade-in payment.  Accordingly, the sourcing of raw uranium supply from domestic operations has the potential of decreasing Slovakia’s dependence on foreign sources.  The supplying of raw uranium materials to its nuclear energy can be accomplished by amending the relevant Slovak laws and strategic initiatives, including the Raw Material Policy, to create a suitable legislative climate for the mining and use of raw material produced in Slovakia such as that from Kuriskova (formerly named Jahodna) Novoveska Huta and Kalnica-Selec.

Opposition to nuclear power and uranium mining by non-governmental organizations has been noted as is typical for projects of this nature. The Company is addressing these concerns through public consultation and is actively meeting with local community members to assess any concerns they might have, and conducted environmental and social impact studies during 2009 and continuing into 2010. The Company would only proceed to development when it was confident that the project would comply with environmental requirements utilizing best industry practices.

Resource

The Company’s first NI 43-101 compliant Inferred resource estimate for the Kuriskova uranium deposit was dated December 20, 2007 and included results from the Company’s 3 diamond drill holes drilled in 2005 and 10 diamond drill holes drilled in 2006 as well as 13 relevant holes of the 52 historical diamond drill holes drilled by previous government operators.

In 2007 the Company conducted a 30 hole diamond drill program of 9,825 metres. Additional work in 2007 included a ground radiometric survey as a follow up to a 2007 airborne radiometric survey of all of the Company’s uranium properties in Slovakia.

In January and February of 2008 the Company drilled 8 diamond drill holes.

The Company’s next updated resource was made at July 2008 by SRK Consulting (US) Inc. (“SRK”) which upgraded a significant portion of the deposit to the Indicated category at a higher grade than previously estimated. Kuriskova has a high-grade main zone of stratabound uranium mineralization supplemented by a lower-grade stratabound zone of mineralization, both hosted in a sequence of andesitic volcanics. Within this main zone, SRK estimated the Indicated resource of 6.6 million pounds of U3O8 contained in 727,000 tonnes grading 0.413% U3O8 and an Inferred resource of 27.1 million pounds of U3O8 contained in 3.5 million tonnes grading 0.348% U3O8.  This estimate included results from 24 of 30 diamond drill holes drilled by Tournigan at the Kuriskova deposit in 2007, 10 of 15 diamond drill holes drilled by Tournigan in 2006, 3 diamond drill holes drilled by Tournigan in late 2005, 7 of 8 diamond drill holes in January-February 2008 and 18 holes of the 27 historical diamond drill holes drilled by previous government operators. The hole spacing for this inferred resource ranged between 40 to 150 metres. Allan V. Moran, Principal Geologist and Frank Daviess, Principal Resource Geologist, both with SRK and independent Qualified Persons as defined by NI 43-101, prepared the July 2008 resource estimate.

The Company again updated the Kuriskova resource in February 2009 which more than doubled the amount of uranium contained in the Indicated resource and significantly increased the grade of the Indicated resource.  SRK reviewed and audited the updated resource estimate.  The results of Tournigan’s 2008 infill drilling moved 8,084,000 pounds of U3O8 from the Inferred resource category to the Indicated category and increased the grade of the Indicated Resource by 28% from 0.435% U3O8 to 0.558% U3O8.  The infill drilling demonstrated the presence of a high grade zone of uranium mineralization which remains open along both strike and dip.  The estimate includes 3,261,000 pounds of molybdenum as a potential by-product.

The February 2009 resource estimate of 14.6 million pounds of U3O8 contained in 1.2 million tonnes grading 0.558% U3O8 and an Inferred resource of 17.9 million pounds of U3O8 contained in 3.8 million tonnes grading 0.215% U3O8.  The February 2009 resource estimate incorporates the results of 23 diamond drill holes totaling 9,267 metres that were drilled since the July 2008 resource estimate.  The February 2009 estimate was prepared by Ravi Sharma, Tournigan’s manager of resources and reserves, under the supervision of SRK, who prepared an NI 43-101 Technical Report filed on SEDAR. Allan V. Moran, principal geologist and Frank Daviess, principal resource geologist, who reviewed, audited and approved the February 2009 resource estimate are both with SRK and are independent Qualified Persons as defined by NI 43-101.

On July 24, 2009, the Company posted on www.sedar.com a NI 43-101 compliant Preliminary Assessment (Scoping Study) prepared by its independent third party consultant, Pincock, Allen and Holt, Inc. (“PAH”) of Lakewood, Colorado, on the Kuriskova deposit.   Results of this Preliminary Assessment are summarized in the following table and are based on the February 2009 resource estimate of Indicated and Inferred resources:

Description	Units
Mine Life	Years	15
Uranium Production (Average First 5 Years)	000 lbs U3O8/Year	2,395
Uranium Production (Average Life of Mine)	000 lbs U3O8/Year	1,382
Uranium Recovery	%	90
Uranium Price	US$/lb U3O8	65.00
Initial Capital Investments (1)	US$ millions	168
Operating Cost - First 5 Years (2)	US$/lb U3O8	17
Operating Cost (Average Life of Mine) (2)	US$/lb U3O8	32
Estimated Royalty Payment (Average Life of Mine)	US$/lb U3O8	3
Net Present Value @ 12% (3)	US$ millions	135
Payback Period	Years	5.6
Internal Rate of Return (3)%		35.8

(1) Includes 30% contingency.

(2) Pre-royalty; includes 5% contingency and molybdenum credit at $12.50/lb Mo.

(3) Pre-tax.

The following should be noted.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  The Preliminary Assessment is preliminary in nature and includes the use of Inferred Resources which do not have demonstrated economic viability and are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the Preliminary Assessment will be realized.

After the Preliminary Assessment was published, preliminary metallurgical test work confirmed that a uranium recovery of 90% is achievable. Information obtained to date indicates that a conventional autoclave alkaline leach producing uranium oxide and molybdenum concentrate products will be preferable in terms of project economics to the flotation and leach process initially planned and reported in the June 25, 2009 news release.  Process flow sheet is subject to change and optimization as further test work is completed.

In October 2009 the Company awarded Tetra Tech, Inc. of Golden, Colorado a contract for the preparation of an NI 43-101 compliant prefeasibility study of the Kuriskova uranium deposit. The work began immediately and dependent on funding is expected to be completed in the second half of 2010. Tetra Tech is a full service consulting and engineering company to the mining industry with 10,000 employees and 250 offices worldwide.

As part of the prefeasibility study, Tournigan initiated a 15,000-metre drill program of step-out and infill drilling in October 2009 intended to expand and upgrade the Kuriskova uranium resource.

The initial drill program will help define and plan subsequent drilling to be done as well as including drill holes for geotechnical and hydrological data collection. The complete program will total over 15,000 metres.

The study will also incorporate metallurgical testing of representative Kuriskova samples to optimize the recovery of uranium and molybdenum as a by-product.

The results of the studies will provide insight into a mine plan, infrastructure requirements and processing plant flow-sheet design for Kuriskova. It will also provide a basis for determining reserves, capital and operating costs, project economics and will address the environmental and permitting aspects of the project.

By November 2009 two exploration drill holes intersected high grade uranium mineralization in a new zone of mineralization in Zone 45, adjacent to, but at shallower depth (100 to 150 metres from surface), than the Kursikova Main Zone. The Zone 45 mineralization is in a different geologic setting, occurring in interformational schist horizons in the hanging wall, rather than at the volcano-sedimentary contact which localizes the Main Zone. It is speculated that this new zone may represent remobilization and re-deposition of uranium along favorable structures. The radon and radiometric anomalies extend at least 400 metres from the current resource boundary and this high grade zone remains open along strike. Several exploration targets have been identified in the immediate area of the currently defined resource on the basis of airborne radiometric anomalies and surface radon gas and gamma spectrometry surveys. These targets could represent extensions to the known mineralization and/or satellite uranium deposits and will continue to be tested during this and the next phases of drilling.

Two additional holes in Zone 45 announced in January 2010 continued to intercept high grade mineralization and based on the results of these four holes the Company plans to continue step out drilling to define the extent of this new zone.

In March 2010 the Company updated its resource estimate which again increased the amount of uranium contained in the Indicated resource and increased the overall size and grade of the deposit.  Tetratech has reviewed and audited the Company’s internally prepared resource estimate.

The March 2010 resource estimate of 20.5 million pounds of U3O8 contained in 1.6 million tonnes grading 0.571% U3O8 and an Inferred resource of 17.5 million pounds of U3O8 contained in 3.5 million tonnes grading 0.228% U3O8.  The March 2010 resource estimate incorporates the results of 28 diamond drill holes totaling 7,548 metres that were drilled since the February 2009 estimate.  The Company will file a NI 43-101 technical report in support of this resource by May 8, 2010.

Potential Project Upside

Tournigan believes that the Kuriskova property has upside potential for expanding the size and overall grade of the deposit through continuing exploration.

The March 2010 resource update shows that we are succeeding in our objective of adding high grade mineralization to the Indicated resource category while increasing the size and overall grade of the Kuriskova deposit.  Tournigan is modifying its future drilling plans to focus on expansion of the Indicated resource in the newly discovered Zone 45 (currently running 0.677% U3O8).  Other aspects of the prefeasibility study continue to progress well and the Company expects the increase in high grade resource to have a positive effect on project economics.

There remains great exploration upside both immediately adjacent to the Kuriskova resource and in the surrounding exploration license.  Tournigan’s current estimated grade of 0.571% U3O8 compares favorably with most other uranium deposits currently under development with grades of 0.1% to 0.2% U3O8.  This estimate also demonstrates the presence of a significant amount of molybdenum which could represent a by-product credit.  The resource estimate includes only molybdenum contained within the uranium resource.

Pending funding, our plans are to complete a pre-feasibility study in 2010.

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

The Company acquired Novoveska Huta, consisting of 21.5 km² in a single exploration licence, in June 2005 which was renewed for 4 years in April 2009 with Company renewal options. The property, once a producing copper mine with open pit and underground operations, was shut down in the early 1990's due to low commodity prices and the collapse of the former socialist economy. The previous owner completed underground development exceeding 5,500 metres on 5 vertical levels.  The Novoveska Huta property is included in the Spišská Nová Ves mining and exploration licence.  The Company has no asset retirement obligations relating to the Spišská Nová Ves mining licence.

In June 2008, the Company reported drill results from 12 diamond drill holes totaling 5,540 metres on the deposit. The holes, drilled to depths of between 200 to 657 metres, were designed to twin historical holes as well as explore the deposit to the east and provide structural analysis of the deposit. Drill results which have been reported are from one hole drilled in 2006, nine drilled in 2007 and two in 2008.

On September 10, 2008 the Company released the results of one step-out hole at Novoveska Huta, LH-NH-12, drilled to a depth of 785 metres. The hole was drilled 166 metres east of previously disclosed hole LH-NH-11. Results from the downhole radiometric logging of hole LH-NH-12 are as follows:

Novoveska Huta Uranium Deposit, Slovakia
Hole	Intersection		From	To	Length	% eU3O8
LH-NH-12	I	*	690.2	696.4	6.2	0.157
	II*		755.8	779.8	24	0.106
	including		755.8	773.4	17.6	0.131

                    * Two intersections of LH-NH-12 are from the same mineralized body truncated by a fault

The step-out hole demonstrated that mineralization at Novoveska Huta extends along strike to the east. The Company plans to focus the next stage of exploration on better defining the higher-grade portion of the deposit, on expanding the overall resource and on heading toward a NI 43-101 and CIM compliant resource estimate.

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

Results of continuing operations for the year ended September 30, 2009 compared to the year ended September 30, 2008 and the thirteen months ended September 30, 2007

As noted above, the Company is now focused on mineral exploration and development of its uranium mineral properties in Slovakia and has discontinued its operations for uranium exploration in the United States and gold exploration in Northern Ireland and Slovakia.

For the year ended September 30, 2009 the Company incurred a net loss from continuing operations of $4,064,179 or $0.03 per share, a decrease of $1,713,861 from the year ended September 30, 2008 net loss from continuing operations of $5,778,040 and a decrease of $2,168,692 from the 13 months ended September 30, 2007 net loss from operations of $6,232,871.

In December 2008, the Company made the decision to outsource its administrative, financial reporting and corporate compliance services to Golden Oak Corporate Services Ltd. (“Golden Oak”).  The Company closed its Vancouver office and paid five terminated head office employees a total of $366,625 in severance.  In addition to Golden Oak, the Company has two full time Denver based executives and one full time Vancouver based Investor Relations manager.  All other employees of the Company are employed in Slovakia.  The Company does not expect to increase staffing in the fiscal year 2010.

On May 29, 2009, in exchange for a payment of $183,293 to the landlord, the Company surrendered the lease of its former Vancouver office space to the landlord and the Company was released from all remaining obligations of the remainder of the 40 month lease.  The security deposit of $18,101 and commissions of $33,385 added to the total cost of surrender.  The Company reached agreement with an incoming tenant to rent its furniture and fixtures for a 40 month term with an option to purchase for fair value to be determined at that time.  The rent for the furniture and fixtures is deemed to be received as a part of the negotiations to secure a new tenant and have the Company released from the lease. The Company wrote off $68,807 of the unamortized leasehold improvements made to that space.

Golden Oak works from its office in White Rock and the Company rents a small office in Vancouver for our Investor Relations manager and two offices in Denver for our two US based executives.

Employee salaries and fees to directors and contractors were reduced to $1,694,877 for the year ended September 30, 2009 (2008 - $2,505,883; 2007 - $2,226,802) inclusive of the severance costs discussed above.

Employee and director stock options are measured at their fair value on the grant date and recognized over the vesting period.  Non-employee stock options issued to contractors and consultants are measured at their fair value on date of vesting.  Prior to vesting, non-employee stock options are recognized based on the service provided to the reporting date and then-current fair values, which are correlated to changes in the Company’s stock price and its volatility. The costs of stock-based compensation are allocated between the statement of loss as stock-based compensation expense and the balance sheet as capitalized exploration property costs.  Stock based compensation expense of $504,261 is net of forfeitures for the year ended September 30, 2009 (2008 - $1,580,455; 2007 - $2,813,566)  is a non cash charge for the estimated fair value of stock options vested during year period.  Forfeitures are stock options that are cancelled on termination of employees.  Stock based compensation expense that have been previously recorded for options that were terminated before they vested is reversed and netted against stock based compensation expense for the fair value of options that continue to vest.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future period could be significant. The assumptions in determining the fair value of stock-based compensation is based on historical experience and on other assumptions considered to be reasonable under the circumstances.   Actual results could differ from these estimates.

Public, government and investor relations of $599,628 for the year ended September 30, 2009 were down from the $835,792 incurred in the year ended September 30, 2008 but higher than the $358,689 incurred in the 13 months ended September 30, 2007.  As with most companies in the same junior mineral exploration sector, the Company has reduced its investor relations activities by attending fewer investor shows and doing less advertising.   This category of expenditure also includes the public and government relations undertaken to facilitate the permitting of its uranium projects in Slovakia.

Audit, legal and other professional fees were $319,540 for the year ended September 30, 2009 (2008 - $501,205; 2007 - $971,241).  Legal fees were decreased for the second year in a row as the Company further focused its activities on its uranium properties in Slovakia with fewer new property acquisition agreements.

Administration costs were $888,000 for the year ended September 30, 2009 (2008 - $530,576; 2007 - $720,186).  This category includes the $234,779 total cost to close the Vancouver office and the additional cost to rent a small office in Vancouver and two small offices in Denver.  These costs are expected to be lower in the year ended September 30, 2010.

Travel costs were $593,755 for the year ended September 30, 2009 (2008 - $570,306; 2007 - $497,840).  This category includes the costs to travel to attend mineral investment conferences, travel to market the Company and travel to visit the Company’s active mineral properties.  This category is likely to continue to increase from year to year as the Company’s executives are based in North America and the properties are in Slovakia.  The Company is broadening its European shareholder base and continues to conduct marketing awareness trips to Europe. In addition management is travelling to several countries to meet with potential joint venture partners to present the Kuriskova project.

Regulatory fees of $62,919 for the year ended September 30, 2009 (2008 - $80,501; 2007 - $111,819) are reduced for the second year in a row.  This category of costs includes the annual listing fees for the Company’s stock on the TSX Venture Exchange which is based on market capitalization which has declined from the comparative years.

The Company retained a financial advisor at a cost of $276,972 in the year ended September 30, 2009 (2008 - $298,404; 2007 - $nil) to assist the Company in evaluating corporate alternatives to maximize shareholder value. These costs are not planned for the year ended September 30, 2010.

Interest income decreased by $738,605 to $54,948 for fiscal 2009 and by $972,159 to $793,553 for fiscal 2008 mainly due to the decline as the Company consumes its cash balances and a significant decrease in interest-bearing deposits and short-term investments over the comparative periods. Due to significant and prolonged declines in the fair values of the Company’s marketable securities, the Company recorded an impairment loss on marketable securities of $216,340 in the fourth quarter of fiscal 2008.  Deferred reorganization costs of $149,671 were written off in fiscal 2008 as the Company has no plans to complete the previously proposed reorganization.  Exploration property costs written-off in fiscal 2008 of $836,236 for a gold and silver exploration program conducted in Nevada and property investigations costs in fiscal 2007 of $860,216 were related to the pursuit of investment opportunities in Eastern Europe.

The Company deferred mineral property exploration costs of $3,546,621 on the Kuriskova uranium property and $898,539 on the other Slovakian uranium properties in 2009.    The majority of the increase funded drilling programs on the Kuriskova and Novoveska Huta projects in Slovakia in addition to the cost of the Preliminary Assessment Study on the Kuriskova project.

Discontinued Operations

As discussed earlier, in the year ended September 30, 2009, the Company negotiated the sale of Kremnica Gold s.r.o. and Kremnica Gold Mining s.r.o. and completed the sale or abandonment of Dalradian Gold Limited, Tournigan USA Inc. and Tournigan Resources Ukraine Ltd.

The loss from discontinued operations is to the point of sale of each of the subsidiaries and for the year ended September 30, 2009 totalled $1,182,293, the majority of which was a foreign exchange loss of $777,661 as summarized below.

The loss on disposal of the subsidiaries, including the write-down of the Kremnica project to the expected proceeds on sale totalled $15,940,851.

					For the year
					ended
					September
	Kremnica	Dalradian	TUSA	TVC Ukraine	30, 2009
Accretion on asset retirement obligation	$5,852	$-		$-	$5,852
Property investigations	-	-	3,426	220,147	223,573
Employee salaries and fees to directors
and contractors	-	-	-	37,848	37,848
Public, government and investor relations	85,225	11,541	-	5,308	102,074
Audit, legal and other professional fees	7,868	27,800	5,223	-	40,891
Administration	127	917	(235)	615	1,424
Interest income	(43)	-	(6,419)	(568)	(7,030)
Foreign exchange loss	804,781	(13,754)	-	(13,366)	777,661
Loss from discontinued operations	903,810	26,504	1,995	249,984	1,182,293
Loss on disposal of discontinued operation	10,584,010	5,224,887	121,161	10,793	15,940,851
	$11,487,820	$5,251,391	$123,156	$260,777	$17,123,144

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

B.           Liquidity and Capital Resources

The Company’s cash on hand at September 30, 2009, together with, in particular, the collection of a $5,500,000 accounts receivable as proceeds from the sale of Dalradian Gold collected by December 31, 2009 is expected to provide the Company with sufficient financial resources to carry out is exploration and operations through the 2010 financial year however, the Company expects to raise additional equity capital in 2010.

As a development stage company, the Company’s liquidity position decreases as expenses are incurred.  To mitigate this liquidity risk, the Company budgets both exploration and administration expenditures and closely monitors its liquidity position.

The Company’s expenditure commitments on its mineral properties are primarily at the Company’s discretion.  License fees and minimum work commitments are expected to be approximately $230,000 (EUR 145,000) for the fiscal 2010 year although the Company expects to fund considerably more than that amount as it moves to the pre-feasibility study as the next step on it Kuriskova project.

To date, the Company’s ongoing operations have been almost entirely financed by private placements and proceeds from the exercise of warrants and stock options.   While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so in the future.

The Company began the 2009 fiscal year with cash and cash equivalents from continuing operations of $12,583,450.  During the year ended September 30, 2009 the Company expended $3,580,712 on continuing operations net of working capital changes; received $14,976 proceeds on the sale of marketable securities; received $1,000,000 option payments from SA Resources Inc.; expended $5,912,842 on continuing operation mineral property exploration and $7,970 on the purchase of property and equipment for continuing operations and  $1,055,231 on discontinued operations to end the year on September 30, 2009 with $2,742,445 in cash and cash equivalents.

The Company began the 2008 fiscal year with cash and cash equivalents from continuing operations of $32,310,570.  During the year ended September 30, 2008 the Company expended $3,133,649 on continuing operations net of working capital changes; received $25,201 proceeds on the sale of marketable securities; received $159,961 of mineral property receipts; expended $5,322,381 on continuing operation mineral property exploration and $539,922 on the purchase of property and equipment for continuing operations and  $11,226,504 on discontinued operations to end the year on September 30, 2008 with $12,583,450 in cash and cash equivalents.

At March 25, 2010 the market price of the Company’s common shares closed at $0.245 so that the majority of the Company’s outstanding stock options are “out-of-the-money”.  Should the market price of the Company’s stock increase and stock options be exercised, additional cash would be raised.

The Company’s bank accounts are with high credit quality financial institutions.  The Company has no risk exposure to asset backed commercial paper or auction rate securities.

C.           Research and Development, Patents and Licenses

As Tournigan is a mineral exploration company with no producing properties, the information required by this item is not applicable.

D.           Trend Information

Trends that are considered by Tournigan to be reasonably likely to have a material effect on our results of operations are discussed above under “Results of Operations” in Item 5.A and “Liquidity and Capital Resources” in Item 5.B. Further, we consider that our ability to raise additional funding in order to complete our exploration programs and the plan of operations for our mineral properties for the current fiscal year and beyond will be impacted by prevailing prices for metals.  As a natural resource exploration company, the interest in Tournigan’s stock, and our ability to raise financing and conduct work programs, has been cyclical as it is related to metals prices that, traditionally, have been cyclical in nature.  If the global demand for uranium decreases and uranium prices decrease, it could adversely impair Tournigan’s ability to raise financing and advance the exploration of our mineral properties.

E.           Off-Balance Sheet Arrangements

Tournigan does not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Tournigan as at September 30, 2009:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$-	$-	$-	$-	$-
Capital Lease Obligations	$-	$-	$-	$-	$-
Operating Lease Obligations	$-	$-	$-	$-	$-
Purchase Obligations	$-	$-	$-	$-	$-
Other Long-term Liabilities	$-	$-	$-	$-	$-

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

Tournigan’s recoverability evaluation of its mineral properties and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale. Tournigan is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, Tournigan has assumed recent world commodity prices will be achievable. We have considered the mineral resource reports by independent engineers on the Kuriskova and Novoveska Huta  projects in considering the recoverability of the carrying costs of the mineral properties.  All of these assumptions are potentially subject to change, out of our control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to mineral properties and equipment.

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

Recent United States Accounting Pronouncements:

In June 2009, the FASB issued new accounting standards to address the elimination of the concept of a qualifying special purpose entity which also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, this standard provides more timely and useful information about an enterprise’s involvement with a variable interest entity. The standard will become effective in the first quarter of the Company’s fiscal 2010. We are currently evaluating the impact of this standard on our consolidated financial statements.

In May 2009, FASB issued new accounting standards on subsequent events that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it provides (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new standard is effective for interim or annual periods ending after June 15, 2009.  The adoption of this standard did not have a material effect on the Company’s financial statements.

 In April 2009, the FASB issued new accounting standards on recognition and presentation of other-than-temporary impairments. This amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements. The most significant change is a revision to the amount of other-than-temporary loss of a debt security recorded in earnings. The new standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Company’s financial statements.

In April 2009, the FASB issued new accounting standards on interim disclosures about fair value of financial instruments  The standard requires disclosure about the fair value of its financial instruments and the method and significant assumptions used to establish the fair value of financial instruments for interim reporting periods as well as annual statements.  The standard is effective for the Company as of September 30, 2009 and its adoption did not impact the Company’s interim consolidated financial condition or results of operations.

In March 2008, the FASB issued new accounting standards on disclosures about derivative instruments and hedging activities that intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. The new standard also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. The standard is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning October 1, 2009. The adoption of the standard will not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued new accounting standards on, business combinations that establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The standard requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The standard did not have a material impact on the Company’s consolidated financial statements.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table lists as of March 15, 2010, the names of the directors and senior management of Tournigan. Each of the directors has served in his or her respective capacity since his or her election and/or appointment and will serve until the next annual general meeting of shareholders.

Name	Title	Date First Elected/Appointed
Dorian (Dusty) L. Nicol	Director, President and Chief Executive Officer	July 2, 2008
Michael Hopley(3)	Director, Non Executive Chairman	April 30, 2002
Peter Bojtos(3)	Director	August 14, 2002
Rex McLennan (1)	Director	March 27, 2007
David Montgomery(1) (2)	Director	September 24, 2003
Hein Poulus(2)	Director	September 10, 1999
Ronald Shorr(1) (2) (3)	Director	June 6, 2002
Doris Meyer	Chief Financial Officer and Corporate Secretary	January 30, 2009 and December 12, 2008 respectively
Alva Kuestermeyer	VP Engineering/Environmental	November 10, 2008

1 Member of the Audit Committee

2 Member of the Compensation Committee

3  Member of the Corporate Governance and Nominating Committee

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

Peter Bojtos: Mr. Bojtos is a professional engineer with over 38 years of experience in the mining industry.  He is currently an independent director of six companies other than Tournigan and an officer and director of two others. Mr. Bojtos graduated from the University of Leicester, England (1972).

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

Rex McLennan: Mr. McLennan is the Chief Financial Officer of Viterra Inc. since February 4, 2008.  Previously, from 2005 to 2007, Mr. McLennan was the Executive Vice-President and CFO of the Vancouver 2010 Olympic Organizing Committee, and prior to that he was Executive Vice-President and CFO of Placer Dome Inc. from 1997 to 2005, and Vice-President and Treasurer from 1994 to 2006.  Mr. McLennan holds a B.Sc. (Mathematics & Economics) from the University of British Columbia, and an MBA (Finance & Accounting) from McGill University.

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

B.           Compensation

Tournigan pays to each director, who is not an employee, member of management or a consultant to Tournigan, an annual fee of $30,000 for his services as a director of Tournigan.  The Chairman of the Board is paid an additional $7,000 per year, and the Chairman of each committee of the Board is paid an additional $3,500 per year.  In the fiscal year ended September 30, 2009 Tournigan paid or accrued $197,500 in director fees.  Directors of Tournigan are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors.  Tournigan may, from time to time, grant options to purchase common shares to the directors.  The following table sets out details of incentive stock options granted by Tournigan to the non-executive directors during the fiscal year ended September 30, 2009.

Name	Date of grant	Options granted	Exercise price	Expiry date
Michael Hopley	April 27, 2009	200,000	$0.44	April 27, 2014
Peter Bojtos	April 27, 2009	200,000	$0.44	April 27, 2014
Rex McLennan	April 27, 2009	200,000	$0.44	April 27, 2014
David Montgomery	April 27, 2009	200,000	$0.44	April 27, 2014
Hein Poulus	April 27, 2009	200,000	$0.44	April 27, 2014
Ronald Shorr	April 27, 2009	200,000	$0.44	April 27, 2014

The following table is a summary of the compensation paid to Tournigan’s senior management in the most recently completed financial year ended September 30, 2009.

Summary Compensation

Name and principal position	Fiscal period Ended (1)	Salary $	Bonus $	Other annual compensation $	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)
Dorian (Dusty) L. Nicol (1), President and Chief Executive Officer	2009	275,084	-	-	250,000	-
Doris Meyer(2) Chief Financial Officer and Corporate Secretary	2009	Nil	Nil	$89,250	325,000	-
Al Kuestermeyer(3) Vice President, Engineering/ Environmental	2009	226,087	Nil	Nil	200,000	-

(1)
During the financial year ended September 30, 2009, Mr. Nicol was paid US$233,418, the approximate Canadian dollar equivalent of $275,084 using an average exchange rate for the financial year of 1.1785. On April 27, 2009 Mr. Nicol was granted 250,000 stock options at an exercise price of $0.44 for a five year term.

(2)
Consulting fees paid to Golden Oak Corporate Services Ltd., a company owned by Doris Meyer.  On January 26, 2009 Ms. Meyer was granted 225,000 stock options at an exercise price of $0.24 for a five year term and on April 27, 2009 Ms. Meyer was granted 100,000 stock options at an exercise price of $0.44 for a five year term.

(3)
During the financial year ended September 30, 2009, Mr. Kuestermeyer was paid US$191,843, the approximate Canadian dollar equivalent of $226,087 using an average exchange rate for the financial year of 1.1785.  On April 27, 2009 Mr. Kuestermeyer was granted 200,000 stock options at an exercise price of $0.44 for a five year term.

Dorian (Dusty) Nicol was appointed President and Chief Executive Officer on July 2, 2008 at an annual salary of US$250,000.  Under the terms of Mr. Nicol’s employment if he is terminated without cause, or following a change of control, he will be entitled to a lump sum payment equal to twelve months base salary.

Al Kuestermeyer was appointed Vice President, Engineering/Environmental effective November 10, 2008 at an annual salary of US$220,000.  Under the terms of Mr. Kuestermeyer’s employment if he is terminated without cause his salary will continue for a period of 12 months with 50% of the balance payable as a lump-sum if he accepts employment during that 12 month period.  Following a change of control Mr. Kuestermeyer is entitled to twelve months base salary.

Doris Meyer was appointed as Corporate Secretary of Tournigan on December 12, 2008 and as Chief Financial Officer on January 30, 2009.  Ms Meyer is party to a contracting agreement (the “Golden Oak Agreement”) dated December 12, 2008, with Tournigan and Golden Oak Corporate Services Ltd. (“Golden Oak”), a private company owned by Ms. Meyer, pursuant to which Ms. Meyer, through Golden Oak, provides accounting, financial, corporate and regulatory compliance services to Tournigan, as well as performing other duties commensurate to the office of Chief Financial Officer and Corporate Secretary, for an annual service fee of $102,000, plus applicable taxes, and, unless terminated will be renewed annually.   The agreement may be terminated by either party on 90 days’ notice.  On a defined change of control event if Ms. Meyer terminates her services within 90 days or if the Company terminates the Agreement within one year Ms. Meyer will be paid one-half of the annual fee to be paid within 30 days of the termination.

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
Apolo Gold & Energy Inc.
Fischer-Watt Gold Company Inc.
Kalimantan Gold Corporation Limited
Sage Gold Inc. (formerly Sahelian Goldfields Inc.)
U.S. Gold Corporation
Vaaldiam Resources Ltd.
Vault Minerals Inc.

Michael Hopley
Crescent Resources Corp.
Sunridge Gold Corp.

Rex McLennan
Endeavour Silver Corp.

David Montgomery
Mecom Group plc West 175 Inc.
Northern Ireland Energy Holdings
Roto Smeets De Boer

Hein Poulus
Longview Capital Partners Inc.
Finavera Renewables Inc.
Oriental Minerals Inc.

Ronald Shorr
Klondex Mines Ltd.
Longview Capital Partners Inc.
Maudore Minerals Ltd.

Mr. Hopley is the Chair of the Board and is an independent director. The Chair of the Board is responsible for the management, the development and the effective performance of the Board of Directors and provides leadership to the Board for all aspects of its work.  The Chair acts in an advisory capacity to the CEO concerning the interests and management of the Corporation and, in co-ordination with the CEO, may play a role in the Corporation’s external relationships.

During the fiscal year ended September 30, 2009, the Company held eleven meetings of the board of directors.

Other business of the Company was approved by resolution in writing consented to by all of the directors. In camera sessions of the independent directors without members of management present are held periodically at meetings of the Board of Directors. Attendance of the members of the Board at the eleven meetings held during fiscal year ended September 30, 2009 is as follows:  Michael Hopley, Dorian Nicol, Peter Bojtos, Hein Poulus and Ron Shorr attended all 11 meetings, Rex McLennan and Hein Poulus attended 10 meetings and David Montgomery attended 9 of the 11 meetings.

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

(g)	receive the certification from the Chief Financial Officer on compliance with statutory liabilities.

4.	Public Filings, Policies and Procedures

The Committee is charged with the responsibility to:

(a)	review and approve for recommendation to the Board:

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

(j)	review and approve the issuer’s hiring policies regarding employees and former employees of the present and former independent auditors of the Company; and

(k)	review and approve related party transactions or any material amendment thereto prior to the transaction being entered into.

5.	Terms of Reference and Calendar of Activities

The Committee will review these terms of reference and its calendar of activities on an annual basis and recommend such changes as may be considered necessary for approval by the Board of Directors.

Revised: July 2007

Composition of the Audit Committee
The Audit Committee is chaired by Rex McLennan, with David Montgomery and Ronald Shorr comprising the remainder of the Committee. All members of this Committee are independent and are financially literate, having the ability to read and understand financial statements that present a breadth and level of complexity of the issues that Tournigan Energy Ltd. can reasonably be expected to be raised by the Company’s financial statements. “Independent” and “financially iterate” have the meaning used in Canada’s NI 52-110.

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

Mr. McLennan was Executive Vice-President and Chief Financial Officer of Placer Dome from 1997 until 2005, Vice-President and Treasurer from 1994 to 1997 and Assistant Treasurer from 1991 to 1994.  From 1980 to 1991 Mr. McLennan worked for Imperial Oil Ltd., including as Senior Advisor in the Treasurer’s Department in Toronto from 1987 to 1991. These positions involved the supervision of preparation of financial statements for disclosure purposes, as well as analysis and evaluation of financial statements for acquisitions and divestitures, capital markets transactions, financing activities, budgeting and other purposes.  Mr. McLennan holds a Master of Business Administration degree, Dean’s Honours, from McGill University (1979), where he completed courses in finance, business law, taxation and the analysis of financial statements. He also holds a Bachelor of Science degree in Mathematics and Economics from University of British Columbia (1974).  In addition to his role as independent director and audit committee chairman of Tournigan he is an independent director and audit committee chairman of Endeavour Silver Corp. a Vancouver-based publicly-traded mineral company

Ronald Shorr, a Certified Financial Analyst, has been President, Chief Executive Officer and a Director of Maudore Minerals Ltd. of Montreal since 2004 and has been a mining consultant since the 1990s. Prior to that, he was a senior mining analyst with the following New York City-based investment dealers: Natwest Bank from 1992 to 1993, Bear Stearns & Co. from 1979-1990, E.F. Hutton 1975 to 1979 and Morgan Stanley Dean Witter from 1971 to 1975. In these roles his activities relevant to financial literacy included financial research, financial restructurings, investment banking, mergers, acquisitions and financings, including public offerings of securities, and analysis, evaluation, and supervision of the preparation of financial statements. Mr. Shorr earned his CFA in 1969, his Master of Business Administration from Harvard Business School and his Bachelor of Arts degree from the University of Michigan. In addition, he completed post-graduate work at Columbia University’s Henry Krumb School of Mines. In addition to his role as an independent director and audit committee member of Tournigan, Mr. Shorr is an independent director and audit committee chairman of Vancouver-based Longview Capital Partners Inc. and is an independent director of Vancouver-based Klondex Mines Ltd.

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

The overall purpose of the Compensation Committee is to advise and make recommendations to the Board of Directors of the Company on the Company’s strategy, policies and programs relating to the compensation and development of senior management and directors with a view to recruiting and retaining individuals of the highest caliber. In particular, the Committee’s compensation duties are to:

•	review the adequacy and form of compensation for senior management and ensure that the compensation realistically reflects the risks and responsibilities of such positions;
•	review and recommend to the Board for approval policies relating to compensation of the Company’s senior management and directors;
•
review and approve the corporate goals and objectives relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives and recommend to the Board the CEO’s compensation based on this evaluation and in the context of the Company’s strategic objectives;

•	review the performance of the members of senior management and approve the amount and composition of compensation to be paid to the members of senior management;
•	review and approve executive management succession and development plans;
•	review and make recommendations to the Board with respect to benefits, stock option and other incentive plans for senior management;
•
review the adequacy and form of compensation for the directors and ensure that the compensation realistically reflects the responsibilities and risks of such positions and fix the amount and composition of such compensation;

•	review and assess the design and competitiveness of the Company’s employment agreements, including the severance and change of control provisions;
•	review and approve the Compensation Disclosure and Analysis and other executive compensation disclosure in the Company’s Information Circular; and
•	report regularly to the Board on the Committee’s activities and findings.

D.           Employees

The Company has had a considerable turnover of employees in the last several years as the Company’s focus and direction has changed.

At March 15, 2010 the Company’s executive officers employed in the Denver office are Dorian (Dusty) Nicol, the President and Chief Executive Officer and Alva Kuestermeyer, the Vice President Engineering/Environment.  Doris Meyer, Chief Financial Officer and Corporate Secretary, is retained pursuant to a contract with her wholly owned company, Golden Oak Corporate Services Ltd. and it is her office in White Rock that is the Company’s corporate office in Canada. Knox Henderson is the Company’s Director, Corporate Communications and the only Vancouver based employee.

In addition, at September 30, 2009 Tournigan had approximately 14 full-time employees and approximately 7 part-time or consultants employed in Slovakia.

At September 30, 2008, in addition to the employees in the Denver and Vancouver office the Company had 27 full-time employees and 3 full-time contractors in Slovakia and one consultant on retainer in the Ukraine.

At September 30, 2007 Tournigan had approximately 34 full-time employees and approximately 23 part-time or short-term employees and consultants.

The employees are not unionized.

E.           Share Ownership

The following table sets forth, as of March 15, 2010, the number of Tournigan’s common shares beneficially owned by the directors and members of senior management of Tournigan, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership

Name of Beneficial Owner	Title of Class	Number of Securities of Class *
Dorian Nicol	Common	1,250,000
Michael Hopley	Common	500,000
Peter Bojtos	Common	937,500
Rex McLennan	Common	625,000
David Montgomery	Common	525,000
Hein Poulus	Common	954,832
Ronald Shorr	Common	805,000
Doris Meyer	Common	325,000
Alva Kuestermeyer	Common	450,000

*Based on 122,697,859 common shares outstanding and as if all of the options (5,625,000 as a group) held by directors and officers as at March 15, 2010 were exercised none of the directors or senior management holds greater than 1%.

Dorian Nicol holds 1,250,000 stock options.

Michael Hopley holds 500,000 stock options.

Peter Bojtos owns 437,500 common shares and holds 500,000 stock options

Rex McLennan owns 25,000 common shares and holds 600,000 stock options

David Montgomery holds 525,000 stock options

Hein Poulus owns 104,832 common shares and holds 850,000 stock options

Ronald Shorr owns 155,000 common shares and holds 650,000 stock options

Doris Meyer holds 325,000 stock options

Alva Kuestermeyer holds 450,000 stock options

As of March 15, 2010, the directors and officers named in item 6.B. held as a group, directly or indirectly, an aggregate of 722,332 common shares and 5,625,000 stock options.

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

The names and titles of the Directors and Executive Officers of Tournigan to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of March 15, 2010 as well as the number of options granted to Directors and all employees as a group. The exercise price of the options is stated in Canadian Dollars.

 Stock Options Outstanding

Name	Title	Number of Shares of Common Stock	Exercise Price $	Expiration Date
Dorian Nicol	President and Chief Executive Officer	1,000,000 250,000	0.90 0.44	July 10, 2013 April 27, 2014
Doris Meyer	Chief Financial Officer and Corporate Secretary	225,000 100,000	0.24 0.44	January 26, 2014 April 27, 2014
Alva Kuestermeyer	VP Engineering/ Environment	250,000 200,000	0.22 0.44	November 10, 2013 April 27, 2014
Michael Hopley	Director	50,000 150,000 100,000 200,000	1.45 1.86 1.15 0.44	February 15, 2011 March 23, 2011 February 27, 2013 April 27, 2014
Peter Bojtos	Director	100,000 50,000 100,000 200,000	1.86 1.45 1.16 0.44	March 23, 2011 February 15, 2011 February 27, 2013 April 27, 2014
Rex McLennan	Director	400,000 100,000 200,000	2.97 1.16 0.44	March 29, 2012 February 27, 2013 April 27, 2014
David Montgomery	Director	25,000 100,000 100,000 200,000	1.45 1.86 1.16 0.44	February 15, 2011 March 23, 2011 February 27, 2013 April 27, 2014
Hein Poulus	Director	550,000 100,000 200,000	1.86 1.16 0.44	March 31, 2011 February 27, 2013 April 27, 2014
Ronald Shorr	Director	100,000 50,000 200,000 100,000 200,000	0.40 1.45 1.86 1.16 0.44	August 31, 2010 February 15, 2011 March 23, 2011 February 27, 2013 April 27, 2014

Total Officers/Directors (9 persons) – 5,625,000 options

Total Officers/Directors/Employees –  6,423,333 options

ITEM 7               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best knowledge of the directors and senior officers of the Company, the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company are:

Sprott Asset Management Inc.	13,773,750	11.22%

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

Tournigan’s registered shareholder list for Tournigan’s common shares, dated March 15, 2010, showed 202 registered shareholders and 122,697,859 shares outstanding of which 175 US residents held 6,648,278 common shares representing 5% of the issued and outstanding common shares of Tournigan.

B.           Related Party Transactions

a) Transactions
On December 12, 2008, the Company retained the services of Doris Meyer and her company, Golden Oak, to perform the financial reporting and regulatory compliance functions for the Company.   On December 12, 2008 Ms. Meyer was appointed as the Company’s Corporate Secretary and James Mackie, a C.G.A. and an employee of Golden Oak, was appointed as the Company’s Controller.  On January 30, 2009 Ms. Meyer replaced Hans Retterath as Chief Financial Officer.  In the year ended September 30, 2009, Golden Oak was paid fees of $89,250.  These amounts are presented within salaries and fees to directors and contractors.

The Company’s solicitors are Stikeman Elliott LLP. Mr. Poulus, a director of the Company, is a partner in that firm.  Stikeman Elliott fees are incurred based on time spent by other Stikeman Elliott personnel in providing services to the Company.  In the year ended September 30, 2009 these fees were $84,506 (2008 - $155,457; 2007 - $283,771).

In previous years the Company had cost reimbursement arrangement and cost sharing arrangements with Longview Capital a company with two common directors, Mr. Poulus and Mr. Shorr pursuant to which the Company paid Longview Capital $310,311 in the year ended September 30, 2008 and $109,714 in the 13 months ended September 30, 2007.  The Company ceased to share office space with Longview in the first quarter of fiscal 2008.

In the year ended September 30, 2008, geological consulting fees of $89,615 (2007 - $77,397) were paid to Longview Technical, a division of Longview Capital, which were capitalized to exploration properties in 2008. These fees were based on Longview Technical’s standard rates and these services are no longer being used.

In the year ended September 30, 2008, the Company paid $33,917 fees to Mr. Poulus (2007 - $40,403) and in the 13 months ended September 30, 2007 the Company paid $30,000 consulting fees to a company controlled by Garry Stock, an officer of the Company at that time who was also an officer of Longview Capital and $7,903 consulting fees to Damien Reynolds a director of the Company and Longview Capital at that time.

b) Balances

Accounts receivable, due from related parties and accounts payable and accrued liabilities balances include the following related party balances.  Receivables are unsecured and without interest.

	September 30,	September 30,
	2009	2008
Accounts receivable from directors and officers	$42,828	$-
Accounts receivable from Ortac	62,436	-
Accounts receivable from Fischer-Watt	214,140	-
Due from related party from Fischer-Watt	833,005	-
	$1,152,409	$-

Due to related parties	$170,597	$31,863

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

Legal and Arbitration Proceedings

Tournigan is not involved in any material legal or arbitration proceedings.

Dividends
Tournigan has not declared any dividends for the last five years and does not anticipate that we will do so in the foreseeable future. Tournigan does not presently have any intention of paying dividends. Our future dividend policy will be determined by its Board on the basis of earnings, financial requirements and other relevant factors.

B.           Significant Changes

No significant changes have occurred since the date of Tournigan’s most recent audited financial statements, September 30, 2009 other than disclosed in this Annual Report on Form 20-F and in the Tournigan’s most recent interim financial statements for the three months ended December 31, 2009 that are available for view with securities regulators at www.sedar.com, on EDGAR at www.SEC.com, on the Company’s website at www.tournigan.com, or by requesting further information from the Company.

ITEM 9	THE OFFER AND LISTING

A.           Offer and Listing Details

The following table lists the annual high and low market sales prices on the TSX Venture Exchange for the five most recent full financial periods.

For the Fiscal Period Ended	High	Low
Year ended September 30, 2009	0.51	0.14
Year ended September 30, 2008	2.80	0.18
Thirteen months ended September 30, 2007	4.50	1.65
Year ended August 31, 2006	3.12	0.40
Year ended August 31, 2005	0.54	0.19

The following table lists high and low sales prices on the TSX.V for shares of Tournigan’s common stock for the last eight fiscal quarters.

Three month period ended	High $	Low $
December 31, 2009	0.35	0.19
September 30, 2009	0.36	0.22
June 30, 2009	0.51	0.20
March 31, 2009	0.30	0.16
December 31, 2008	0.28	0.14
September 30, 2008	0.96	0.18
June 30, 2008	1.02	0.60
March 31, 2008	1.59	0.85

The following table lists the high and low sales prices on the TSX.V for shares of Tournigan’s common stock for each of the most recent six months.

Month	High $	Low $
February 28, 2010	0.29	0.23
January 31, 2010	0.31	0.22
December 31, 2009	0.24	0.19
November 30, 2009	0.28	0.19
October 31, 2009	0.35	0.21
September 30, 2009	0.28	0.22

Price Fluctuations: Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values on prospects of such companies. Tournigan’s shares fluctuated from a low of $0.14 during Fiscal 2009 to a high of $0.51 and the most recent six months from a low of $0.19 to a high of $0.35. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in Tournigan’s share price and volume will not occur.

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

SHAREHOLDERS RIGHTS PLAN

The directors of the Company approved the adoption of a renewal shareholder rights plan, dated March 2, 2009 (the “Rights Plan”) which was ratified by the Company’s shareholders on April 6, 2009. The Rights Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Company’s annual meeting of shareholders to be held in 2012.

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

(e)           by reason of the holder of such security having agreed to deposit or tender such security to a take-over bid made by such person or any of such person’s affiliates or associates or any other person referred to in Clause (c) of this definition pursuant to a Permitted Lock-Up Agreement, but only until such time as the deposited or tendered security has been taken up or paid for, whichever shall first occur;

(f)           such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds or investment funds for others, as long as that person:

(i)           holds those common shares in the ordinary course of its business for the account of others;

(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

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
permits the Locked-up Person to withdraw common shares or convertible securities in order to tender or deposit common shares or convertible securities to another take-over bid (or terminate the agreement in order to support another transaction) that represents an offering price for each common share or convertible security that exceeds, or provides a value for each common share or convertible security that is greater than, the offering price or value represented by or proposed to be represented by the Lock-up Bid; or

(ii)
permits the Locked-up Person to withdraw common shares or convertible securities in order to tender or deposit the common shares or convertible securities to another take-over bid (or terminate the agreement in order to support another transaction) that represents an offering price for each common share or convertible security that exceeds, or provides a value for each common share or convertible security that is greater than, the offering price or value represented by or proposed to be represented by, the Lock-up Bid by as much or more than a specified amount (the “Specified Amount”) and the Specified Amount is not greater than 7% of the offering price or value that is represented by the Lock-up Bid; and

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

On July 8, 2008 Tournigan amended its Notice of Articles to conform to the Business Corporations Act (British Columbia) (“BCBCA”).

The Annual Report on Form 20F for the year ended September 30, 2008 contained  a summary of teh Company’s articles and of certain key differences between the Yukon Business Corporations Act (“YBCA”) and the BCBCA.

C.           Material Contracts

Other than the dispositions of subsidiaries discussed earlier, the Company has not entered into any material contracts outside of the ordinary course of business for the two years immediately preceding publication of the document.

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

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2009. In making this evaluation, the Company used the criteria set forth in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Management has concluded that, as of September 30, 2009, the Company did not maintain effective internal control over financial reporting due to the material weaknesses described below.

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

Remediation plans

The CFO is currently designing and implementing improved controls to address the material weaknesses described above. Specifically additional accounting personnel have been hired in Slovakia with expertise in generally accepted accounting principles and regulatory financial reporting requirements to enable effective segregation of duties over the preparation of financial statements and related note disclosures and regulatory filings. In addition, the CFO will undertake a comprehensive fraud risk assessment in 2010 for presentation to the Audit Committee.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only Management’s report in this Annual Report.

ITEM 16 A

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

C           Principal Accountant Fees and Services

At the last shareholders meeting, the shareholders appointed KPMG LLP, Chartered Accountants (“KPMG”), to serve as the independent auditors for the 2009 fiscal year. KPMG acted as Tournigan’s independent auditor for the fiscal years ended September 30, 2009 and 2008.  The chart below sets forth the total amount billed Tournigan by KPMG for services performed in the fiscal years 2009 and 2008, and breaks down these amounts by category of service.

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

The fees for auditor services billed by KPMG in each of the last two fiscal years for audit and non-audit related services are as follows:

	Fiscal Year Ended September 30, 2009 ($)	Fiscal Year Ended September 30, 2008 ($)
Audit Fees	100,660	213,201
Audit Related Fees	70,356	63,433
Tax Fees	3,325	21,510
All other Fees	53,453	13,208

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

This annual report on Form 20-F includes the following financial statements of Tournigan:

a)	Auditor’s Report, dated January 19, 2010;

b)	Consolidated Balance Sheets as of September 30, 2009 and September 30, 2008;

c)	Consolidated Statements of Operations and Comprehensive Loss for the years ended September 30, 2009, September 30, 2008 and the thirteen months ended September 30, 2007;

d)	Consolidated Statements of Cash Flows for the years ended September 30, 2009, September 30, 2008 and the thirteen months ended September 30, 2007;

e)	Notes to Consolidated Financial Statements for the years ended September 30, 2009 and September 30, 2008.

ITEM 18               FINANCIAL STATEMENTS

Tournigan has elected to provide financial statements pursuant to Item 17.

ITEM 19	EXHIBITS

The following exhibits are included in this Annual Report on Form 20-F:

Exhibit Number	Description
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002;
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002;
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of SRK Consulting (U.S.) Inc.
15.2	Consent of Pincock Allen & Holt Inc.
99.1	Consolidated Annual Financial Statements for the Years ended September 30, 2009 and 2008, 13 Months ended September 30, 2007

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOURNIGAN ENERGY LTD.

By: “Dorian “Dusty” Nicol”

Dorian Nicol, President and Chief Executive Officer

March 30, 2010

EXHIBIT INDEX

Exhibit Number	Description
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of CEO Pursuant to 18 U.S.C. Sect ion 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of SRK Consulting (U.S.) Inc.
15.2	Consent of Pincock Allen & Holt Inc.
99.1	Consolidated Annual Financial Statements for the Years ended September 30, 2009 and 2008, 13 Months ended September 30, 2007